Form 10-K, Exhibit 13
period 1993-12-31
BANK OF NEW YORK CO INC
filed 1994-03-28
CIK 9626

                                                                 EXHIBIT 13













                        1993 Annual Report to Shareholders





                                       FINANCIAL HIGHLIGHTS
                                The Bank of New York Company, Inc.

Dollars in millions,
 except per share
  amounts                  1993        1992        1991        1990         1989
Net Interest Income    $  1,497     $ 1,367   $   1,350     $ 1,476      $ 1,413
Noninterest Income        1,319       1,183       1,094         976          956
Provision for Loan
  Losses                    284         443         778         495          789
Noninterest Expense       1,646       1,519       1,458       1,527        1,443
Net Income                  559         393         134         311           96
Net Income Available to
 Common Shareholders        534         360         102         278           61
Return on Average Assets   1.20%       0.85%       0.29%       0.59%       0.18%
Return on Average Common
 Shareholders' Equity     14.98       12.00        3.85       10.64        2.28
Common Dividend Payout
 Ratio                    27.99       33.89      125.49       57.91       234.43

Per Common Share
Primary Earnings       $   5.74     $  4.19   $    1.27    $   3.51      $   .79
Fully Diluted Earnings     5.44        4.00           -        3.51          .81
Cash Dividends             1.71        1.52        1.67        2.12         1.97
Market Value at Year End  57.00       53.88       30.88       17.75        40.25

Average Securities     $  6,352     $ 6,202   $   4,676     $ 4,623      $ 5,210
Average Loans            30,427      30,345      32,719      38,139       37,898
Average Total Assets     46,644      46,227      46,617      53,214       53,135
Average Deposits         32,837      33,237      35,669      37,905       37,400
Average Long-Term Debt    1,729       1,386         991         872        1,041
Average Preferred
 Shareholders' Equity       334         409         395         395          413
Average Common
 Shareholders' Equity     3,563       2,996       2,652       2,611        2,661


At Year End
Allowance for Loan Losses
 as a Percent of Loans    3.17%       3.63%       3.57%       3.11%        2.99%
Tier I Capital Ratio      8.87        7.59        5.79        5.03         4.61
Total Capital Ratio      13.65       12.30        9.40        7.96         7.53
Leverage Ratio            7.99        7.11        5.77        5.02         4.58
Common Equity to
 Assets Ratio             8.29        7.30        6.14        5.36         4.81
Total Equity to
 Assets Ratio             8.94        8.24        7.04        6.16         5.55
Common Shares
 Outstanding        93,613,882  91,065,452  80,372,760  79,668,862   78,282,848
Employees               15,621      16,167      15,139      15,847       17,083

The above amounts have been restated for the acquisition of National Community Banks, Inc., and the adoption of the liability method of accounting for income taxes.


                               Consolidated Balance Sheets
                            The Bank of New York Company, Inc.
                                                                  December 31,
- --------------------------------------------------------------------------------
Dollars in millions, except per share amounts                  1993         1992
                                                               ----         ----
Assets
  Cash and Due from Banks                                   $ 4,511      $ 5,506
  Interest-Bearing Deposits in Banks                            269          233
  Securities:
    Held for Investment (market value of
    $4,449 in 1993 and $3,412 in 1992)                        4,356        3,322
    Held for Sale (market value of
    $1,243 in 1993 and $2,597 in 1992)                        1,241        2,578
                                                            -------      -------
         Total Securities                                     5,597        5,900
  Trading Assets at market value                              1,325          736
  Federal Funds Sold and Securities Purchased
   Under Resale Agreements                                       36          265
  Loans (less allowance for loan losses of $970 in
   1993 and $1,072 in 1992)                                  29,600       28,425
  Premises and Equipment                                        945          974
  Due from Customers on Acceptances                             888          615
  Accrued Interest Receivable                                   222          231
  Other Assets                                                2,153        2,325
                                                            -------      -------
         Total Assets                                       $45,546      $45,210
                                                            =======      =======
 Liabilities and Shareholders' Equity
  Deposits:
   Noninterest-Bearing (principally domestic offices)       $ 8,690      $ 8,761
   Interest-Bearing
    Domestic Offices                                         15,156       16,049
    Foreign Offices                                           8,313        8,445
                                                            -------      -------
         Total Deposits                                      32,159       33,255
  Federal Funds Purchased and Securities
   Sold Under Repurchase Agreements                           2,711        1,773
  Other Borrowed Funds                                        2,781        3,029
  Acceptances Outstanding                                       901          615
  Accrued Taxes and Other Expenses                              763          560
  Accrued Interest Payable                                      111          153
  Other Liabilities                                             458          400
  Long-Term Debt                                              1,590        1,695
                                                            -------      -------
         Total Liabilities                                   41,474       41,480
                                                            -------      -------
Shareholders' Equity
   Preferred Stock-no par value, authorized 5,000,000
    shares, outstanding 3,648,100 shares in 1993 and
    4,400,792 shares in 1992                                    267          400
   Class A Preferred Stock-par value $2.00 per share,
    authorized 5,000,000 shares, outstanding 1,085,415
    shares in 1993 and 1,150,000 shares in 1992                  27           28
   Common Stock-par value $7.50 per share, authorized
    350,000,000 shares, outstanding 93,700,481 shares
    in 1993 and 91,079,286 shares in 1992                       703          683
   Additional Capital                                         1,544        1,467
   Retained Earnings                                          1,536        1,153
                                                            -------      -------
                                                              4,077        3,731
   Less:  Treasury Stock (86,599 shares in 1993
    and 13,834 shares in 1992), at cost                           5            1
                                                            -------      -------
         Total Shareholders' Equity                           4,072        3,730
                                                            -------      -------
Total Liabilities and Shareholders' Equity                  $45,546      $45,210
                                                            =======      =======

See accompanying Notes to Consolidated Financial Statements.


                          Consolidated Statements of Income
                          The Bank of New York Company, Inc.
In millions, except per share amounts           For the years ended December 31,
- --------------------------------------------------------------------------------
                                                 1993         1992          1991
                                                 ----         ----          ----
Interest Income
   Loans                                       $2,025       $2,102        $2,915
   Securities
    Taxable                                       235          262           182
    Exempt from Federal Income Taxes               69           86           110
                                               ------       ------        ------
                                                  304          348           292
   Deposits in Banks                               24           76            87
   Federal Funds Sold and Securities
    Purchased Under Resale Agreements              97           85           138
   Trading Assets                                  53           76            58
                                               ------       ------        ------
        Total Interest Income                   2,503        2,687         3,490
                                               ------       ------        ------
Interest Expense
   Deposits                                       701        1,005         1,794
   Federal Funds Purchased and Securities
    Sold Under Repurchase Agreements              102          136           177
   Other Borrowed Funds                            86           85            93
   Long-Term Debt                                 117           94            76
                                               ------       ------        ------
        Total Interest Expense                  1,006        1,320         2,140
                                               ------       ------        ------
Net Interest Income                             1,497        1,367         1,350
   Provision for Loan Losses                      284          443           778
                                               ------       ------        ------
   Net Interest Income After Provision
    for Loan Losses                             1,213          924           572
                                               ------       ------        ------
 Noninterest Income
   Processing Fees
     Securities                                   307          273           244
     Other                                        161          148           124
                                               ------       ------        ------
                                                  468          421           368
   Trust and Investment Fees                      131          118           110
   Service Charges and Fees                       460          442           385
   Securities Gains                                64           42            95
   Other                                          196          160           136
                                               ------       ------        ------
         Total Noninterest Income               1,319        1,183         1,094
                                               ------       ------        ------
 Noninterest Expense
   Salaries and Employee Benefits                 813          714           650
   Net Occupancy                                  178          168           176
   Furniture and Equipment                         95           97           107
   Other                                          560          540           525
                                               ------       ------        ------
         Total Noninterest Expense              1,646        1,519         1,458
                                               ------       ------        ------
 Income Before Income Taxes                       886          588           208
   Income Taxes                                   327          195            74
                                               ------       ------        ------
 Net Income                                    $  559       $  393        $  134
                                               ======       ======        ======
 Net Income Available to Common
  Shareholders                                 $  534       $  360        $  102
                                               ======       ======        ======
 Per Common Share Data:
   Primary Earnings                            $ 5.74       $ 4.19        $ 1.27
   Fully Diluted Earnings                        5.44         4.00             -
   Cash Dividends                                1.71         1.52          1.67
Average Common Shares Outstanding              93.042       85.724        80.184

See accompanying Notes to Consolidated Financial Statements.


              Consolidated Statements of Changes in Shareholders' Equity
                          The Bank of New York Company, Inc.

Dollars in millions
For the years ended December 31,                      1993       1992       1991
                                                      ----       ----       ----
Preferred Stock
  Balance, January 1                              $  428     $  395    $   395
    Issuance in Public Offering (shares:
     1,334,000)                                        -        139          -
    Redemption and Repurchase (shares: 752,120 in
     1993 and 100,000 in 1992)                       (76)       (99)         -
    Conversion of Preferred Stock (shares: 65,157
     in 1993 and 75 in 1992)                         (58)        (7)         -
                                                  ------     ------     ------
  Balance, December 31                               294        428        395
                                                  ------     ------     ------
Common Stock
  Balance, January 1                                 683        604        603
    Issuance in Public Offering (shares: 9,200,000)    -         69          -
    Conversion of Preferred Stock (shares: 1,468,546
     in 1993 and 184,790 in 1992)                     11          1          -
    Other Issuances (shares: 1,152,649 in 1993,
     1,113,551 in 1992, and 164,285 in 1991)           9          9          1
                                                  ------     ------     ------
  Balance, December 31                               703        683        604
                                                  ------     ------     ------
Additional Capital
  Balance, January 1                               1,467      1,165      1,169
    Issuance in Public Offering                        -        270          -
    Conversion of Preferred Stock                     35          4          -
    Redemption and Repurchases of Preferred Stock     (1)        (1)         -
    Other                                             43         29         (4)
                                                  ------     ------     ------
  Balance, December 31                             1,544      1,467      1,165
                                                  ------     ------     ------
Retained Earnings
  Balance, January 1                               1,153        913        907
    Net Income                                       559        393        134
    Cash Dividends
     Common Stock                                   (150)      (122)      (127)
     Preferred Stock                                 (27)       (33)       (32)
    Change in Accumulated Foreign
     Currency Translation Adjustment                   1          2         (2)
    Unrealized Gain on Marketable
     Equity Securities                                 -          -         33
                                                  ------     ------      -----
  Balance, December 31                             1,536      1,153        913
                                                  ------     ------      -----
Less: Treasury Stock
  Balance, January 1                                   1          6         21
    Issued (shares: 5,400 in 1993, 212,173 in
     1992, and 625,896 in 1991)                        -         (6)       (17)
    Acquired (shares: 78,165 in 1993, 17,822 in
     1992, and 86,283 in 1991)                         4          1          2
                                                  ------     ------     ------
  Balance, December 31                                 5          1          6
                                                  ------     ------     ------
Total Shareholders' Equity, December 31           $4,072     $3,730     $3,071
                                                  ======     ======     ======

See accompanying Notes to Consolidated Financial Statements.

                            Consolidated Statements of Cash Flows
                             The Bank of New York Company, Inc.
In millions                                     For the years ended December 31,
- -------------------------------------------------------------------------------
                                                     1993       1992       1991
                                                     ----       ----       ----
Operating Activities
Net Income                                         $  559     $  393     $  134
Adjustments to Determine Net Cash Provided (Used)
by Operating Activities:
  Provision for Losses on Loans and Other
   Real Estate                                        338        520        861
  Depreciation and Amortization                       187        176        163
  Deferred Income Taxes                               195        165         18
  Securities Gains                                    (64)       (42)       (95)
  Change in Trading Assets                           (591)      (251)      (266)
  Change in Securities Held for Sale                1,325     (1,016)      (956)
  Change in Accruals and Other, Net                   155        727       (527)
                                                   ------     ------     ------
    Net Cash Provided (Used) by Operating
     Activities                                     2,104        672       (668)
                                                   ------     ------     ------
Investing Activities
Change in Interest-Bearing Deposits in Banks           16        155       (100)
Purchases of Securities Held for Investment        (2,344)    (1,937)    (1,528)
Sales of Securities Held for Investment                22        361        846
Maturities of Securities Held for Investment        1,174      1,159      1,278
Net Principal Collected (Disbursed) on Loans to
  Customers                                        (2,030)     1,049        629
Sales of Loans                                        494        634      2,406
Sales of Other Real Estate                             80         81         98
Change in Federal Funds Sold and Securities
  Purchased Under Resale Agreements                   229      1,462        (67)
Purchases of Premises and Equipment                   (47)       (40)       (42)
Acquisitions, Net of Cash Acquired                     58        688         78
Proceeds from the Sale of Premises and Equipment        3          3          5
Other, Net                                            (35)        37        (17)
                                                   ------     ------     ------
    Net Cash Provided (Used) by Investing
     Activities                                    (2,380)     3,652      3,586
                                                   ------     ------     ------
Financing Activities
Change In Deposits                                 (1,048)    (1,781)    (3,484)
Change in Federal Funds Purchased and Securities
  Sold Under Repurchase agreements                    938     (1,927)        94
Change in Other Borrowed Funds                       (248)     1,897       (704)
Proceeds from the Issuance of Long-Term Debt          546        595        397
Repayments of Long-Term Debt                         (655)      (131)       (33)
Redemption and Repurchases of Preferred Stock         (77)      (100)         -
Conversion of Preferred Stock                         (13)        (2)         -
Issuance of Common Stock                               53        380         17
Issuance of Preferred Stock                             -        139          -
Treasury Stock Acquired                                (4)        (1)        (2)
Cash Dividends Paid                                  (179)      (153)      (161)
Other                                                   -          -         (2)
                                                   ------     ------     ------
    Net Cash Used by Financing Activities            (687)    (1,084)    (3,878)
                                                   ------     ------     ------
Effect of Exchange Rate Changes on Cash               (32)       (33)       (12)
                                                   ------     ------     ------
Change in Cash and Due From Banks                    (995)     3,207       (972)
Cash and Due from Banks at Beginning of Year        5,506      2,299      3,271
                                                   ------     ------     ------
Cash and Due from Banks at End of Year             $4,511     $5,506     $2,299
                                                   ======     ======     ======
Supplemental Disclosure of Cash Flow Information
Cash Paid During the Year for:
    Interest                                       $1,047     $1,408     $2,199
    Income Taxes                                      181         74         49
Noncash Investing Activity (Primarily
   Foreclosure of Real Estate)                         54        179        235

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1.  Summary of Significant Accounting and Reporting Policies

The following is a summary of the Company's more significant accounting and reporting policies.

Securities - Debt securities, which the Company has the ability and intent to hold until maturity or on a long-term basis, are classified as held for investment and stated at cost, adjusted for discount accrued and premium amortized. Remaining debt securities are classified as securities held for sale and are stated at the lower of aggregate cost or market value. Debt securities held for sale include those management uses as part of its asset/liability management. Marketable equity securities are stated at the lower of aggregate cost or market value. Other equity securities are stated at cost. Gains and losses on the sale of securities are determined by the specific identification method. Investments of less than a majority but at least 20% ownership are accounted for by the equity method and classified as other assets.

    In 1994, the Company will change its accounting for securities held for sale from the lower of aggregate cost or market to fair value. The after-tax amount of net unrealized gains or losses will be reported as a separate component of shareholders' equity. Shareholders' equity at December 31, 1993, would have been increased by $1 million if securities held for sale at that date had been recorded at fair value.

Allowance for Loan Losses - The allowance for loan losses is maintained at a level that, in management's judgment, is adequate to absorb future losses. Management's judgment is based on an evaluation of existing risks of individual credits; past loan loss experience; the volume, composition, and growth of the loan portfolio; current and projected economic conditions; and other relevant factors.

    In 1995, a new accounting standard will require the Company to introduce the time value of money into the determination of the portion of the allowance for loan losses which relates to impaired, non-consumer loans. The loss component of impaired, non-consumer loans will be measured by the difference between their recorded value and fair value. Fair value would be either the present value of the expected future cash flows from borrowers, market value of the loan, or the fair value of the collateral. At the present time, the impact of the new method on the Company's results of operations and financial condition is not expected to be material.

Nonperforming Assets - Commercial loans are placed on nonaccrual status when collateral is insufficient and principal or interest is past due 90 days or more, or when there is reasonable doubt that interest or principal will be collected. Accrued interest is usually reversed when a loan is placed on nonaccrual status. Interest payments received on nonaccrual loans may be recognized as income or applied to principal depending upon management's judgment. Loans are not restored to accruing status until principal and interest are current or they become fully collateralized. Consumer loans are not classified as nonperforming assets, but are charged off when they are between 120 and 185 days past due, depending on the product. Interest accrual on consumer loans is suspended when the loans are 120 days past due. Real estate acquired in satisfaction of loans is carried in other assets at the lower of the recorded investment in the property or fair value.

Interest Rate Contracts - Interest rate swaps and forward and futures contracts are used as part of the Company's asset/liability management. Gains and losses on hedge transactions are deferred and amortized as adjustments to net interest income over the lives of the hedged assets or liabilities. Other gains and losses are recognized currently in noninterest income.

Other - Certain 1992 and 1991 information has been reclassified to conform its presentation with the 1993 financial statements.

2.  Mergers and Acquisitions

On August 11, 1993, the 10,730,668 outstanding shares of National Community Banks'(NCB) common stock were exchanged for 10,301,441 shares of the Company's common stock and the 1,149,750 outstanding shares of NCB's preferred stock were exchanged for an equal number of shares of the Company's Class A preferred stock. The merger was accounted for as a pooling of interests and prior period financial statements were restated. Previously reported revenue (total interest and noninterest income) and net income for the years ended
December 31, 1992 and 1991, for the Company and NCB are as follows:

- ---------------------------------------------------------
In millions                                1992      1991
- ---------------------------------------------------------
Revenue
  Company                                $3,566    $4,230
  NCB                                       304       354

Net Income
  Company                                   369       122
  NCB                                        24        12


     In December 1992, the Company acquired substantially all of the banking activities of Barclays Bank of New York, N.A. (Barclays). This transaction added deposits of $1.9 billion and assets of $1.8 billion. The pro forma effect of this acquisition had it occurred January 1, 1991 would not have been material.

     In early 1994, the Company acquired the factoring business of the Bank of Boston.

3.  Cash Balance Requirements

The subsidiary banks of the Company are required to maintain balances with Federal Reserve Banks under the Federal Reserve Act and Regulation D. Required balances averaged $769 million and $679 million for the years 1993 and 1992.

4.  Securities

A comparison of the carrying amount and market value of securities for the years 1993, 1992, and 1991; 1993 and 1992 gross unrealized gains and losses; and a maturity schedule of investments in debt securities is incorporated by reference from "Securities" in the Management's Discussion and Analysis Section of this Report. Assets, including securities sold under repurchase agreements, carried at $3 billion, $2 billion, and $3 billion at December 31, 1993, 1992, and 1991 were pledged for various purposes as required or permitted by law.

5.  Loans

The Company's loan distribution and industry concentrations of credit risk at December 31, 1993 and 1992 are incorporated by reference from "Loans" and "Highly Leveraged Transactions" in the Management's Discussion and Analysis Section of this Report. The Company's retail, community, and middle market banking operations in the New York metropolitan area create a significant geographic concentration.

Transactions in the allowance for loan losses are summarized as follows:

- -------------------------------------------------------------
In millions                          1993      1992      1991
- -------------------------------------------------------------
Balance, January 1                 $1,072    $1,084    $1,111
  Charge-Offs                        (449)     (628)     (820)
  Recoveries                           62       117        43
                                   ------    ------    ------
    Net Charge-Offs                  (387)     (511)     (777)
  Provision                           284       443       778
  Acquisitions/(Dispositions)           1        56       (28)
                                   ------    ------    ------
Balance, December 31               $  970    $1,072    $1,084
                                   ======    ======    ======

     Nonaccrual and reduced rate loans outstanding at December 31, 1993, 1992, and 1991 were $540 million, $788 million, and $1,173 million. Nonperforming loans at December 31, 1993 and 1992 exclude $117 million of reduced rate Philippine obligations secured by zero coupon U. S. Treasury bonds. At December 31, 1993, commitments to borrowers whose loans were classified as nonaccrual or reduced rate were not material.

     Interest income received on nonaccrual and reduced rate loans exceeded reversals by $4 million in 1993, $7 million in 1992, and $5 million in 1991. Interest income would have been increased by $27 million, $89 million, and $167 million if loans on nonaccrual status at December 31, 1993, 1992, and 1991 had been performing for the entire year. At year end, foreign (including LDC) loans on nonperforming status were $130 million in 1993, $198 million in 1992, and $146 million in 1991. Interest income received on foreign nonperforming loans equaled reversals in 1993, and exceed reversals by $1 million in 1992, and $3 million in 1991. Interest income would have been increased by $6 million, $10 million, and $15 million if foreign loans on nonaccrual status at December 31, 1993, 1992, and 1991 had been performing for the entire year.

     Other real estate was $99 million, $268 million, and $369 million, at December 31, 1993, 1992, and 1991. Writedowns of and expenses related to other real estate included in noninterest expense were $53 million, $106 million, and $103 million, in 1993, 1992, and 1991.

6.  Long-Term Debt

The following is a summary of the contractual maturity and sinking fund requirements of long-term debt at December 31, 1993 and 1992:

                                                1993                       1992
- ---------------------------------------------------------------------     -----
                                        Due
                                     1 Year             Due
                         Under    Through 5    After 5 Years
In millions             1 Year        Years       Through 15    Total     Total
                        ------    ---------    -------------    -----     -----



Fixed                     $ 78         $ 12        $1,409      $1,499    $  958
Variable                    31           24            36          91       737
                          ----         ----        ------      ------    ------
 Total                    $109         $ 36        $1,445      $1,590    $1,695
                          ====         ====        ======      ======    ======


     Fixed-rate debt at December 31, 1993 had interest rates ranging from 6.50% to 8.50%. The weighted average interest rates on fixed-rate debt at December 31, 1993 and 1992 were 7.29% and 7.70%. To reduce exposure to interest rate movements, the Company enters into interest rate swap agreements for some of its debt issues. As a result of these agreements, the effective interest rates differ from those stated. The weighted average interest rates on variable-rate debt at December 31, 1993 and 1992 were 5.58% and 5.14%.

     The Company's $250 million of 7.50% subordinated debentures due 2001 are convertible at the option of the holder into common stock of the Company at a price of $39.10 per share, subject to adjustment in certain circumstances. The debentures may be redeemed, at the option of the Company, on or after August 15, 1996 at an initial redemption price of 103.75% of the principal amount, declining by 0.75% per annum.

7.  Shareholders' Equity

The following is a summary of the Company's preferred stock outstanding:

Dollars in millions, except per share amounts         December 31, 1993   1992
- --------------------------------------------------------------------------------
8.60% Cumulative, stated value $625 per share, issued
 184,000 shares (4,600,000 depositary shares)                      $111   $111
7.75% Cumulative Convertible, par value $2 per share,
 issued 1,085,415 shares in 1993 and 1,150,000 shares in 1992        27     28
Other                                                               156    289
                                                                   ----   ----
       Total                                                       $294   $428
                                                                   ====   ====

The other preferred stocks at December 31, 1993 were redeemed in the first quarter of 1994. All holders of cumulative preferred stock have cumulative dividend rights in preference to holders of common stock.

     The 8.60% cumulative preferred stock has a liquidation preference of $625 per share and is redeemable at the option of the Company on and after December 1, 1997 at $625 per share, plus cumulative and unpaid dividends.

    The Class A 7.75% cumulative convertible preferred stock has a liquidation preference of $25 per share. It is redeemable at the option of the Company on or after July 1, 1996 at $26.16 per share and at decreasing prices thereafter to $25 per share on or after July 1, 2002, plus cumulative and unpaid dividends. Each share is convertible at the option of the holder into 0.9232 shares of common stock of the Company subject to adjustment in certain circumstances.

     Warrants expiring in 1998 (exercise price $62 per share) to purchase approximately 14,120,539 shares of the Company's common stock were outstanding at December 31, 1993.

     At December 31, 1993, the Company had reserved for issuance 27 million common shares pursuant to the terms of securities and employee benefit plans.

     The Company has a preferred stock purchase rights plan. The plan provides that if any person or group becomes the beneficial owner of 20% or more of the Company's common stock (an "acquiring person"), then on and after the tenth day thereafter, each right would entitle the holder to purchase $400 in market value of the Company's common stock for $200. In addition, if there is a business combination between the Company and an acquiring person, or in certain other circumstances, each right (if not previously exercised) would entitle the holder to purchase $200 in market value of the common stock of the acquiring person for $100. The rights are redeemable by the Company at $0.05 per right until they are exercisable, and will expire in 2004.

     The effect of common stock equivalents (stock options and warrants) on earnings per share is not dilutive. Fully diluted earnings per share give effect to the assumed conversion of the convertible debentures and convertible preferred stock. The effect of the assumed conversion of the convertible preferred stock and the 7.50% convertible debentures was antidilutive in 1991.

8.  Stock Option Plans

The Company has stock option plans (the Plans) which provide for the issuance of stock options at fair market value at the date of grant to officers and key employees of the Company and its subsidiaries. All options related to plans adopted prior to 1993 have been granted. Under the Company's 1993 Plan, options to acquire common stock may be granted in amounts that do not exceed, on a cumulative basis, 1% of the outstanding shares of common stock per year, and, subject to adjustment, options covering no more than approximately 4.2 million shares in the aggregate may be granted during the first five years. Generally, each option granted under the Plans is exercisable between one and 10 years from the date of grant. The following is a summary of activity under the Plans for the years 1993, 1992, and 1991:

                  1993                       1992                      1991
- --------------------------------------------------------------------------------
                           Option                 Option                Option
                            Price                  Price                 Price
               Shares     per Share    Shares    per Share     Shares  per Share
- --------------------------------------------------------------------------------
Outstanding,
 January 1     3,044,594  $11.13 to  2,970,138  $11.13 to    2,286,568 $11.13 to
                           44                    44                     44

Granted        1,027,150   54.75       902,330   16.67 to     880,000   26.75
                                                 37.75

Exercised       (708,804)  11.13 to   (748,634)  18.75 to     (13,456)  18.75 to
                           44                    44                     31.25

Canceled        (117,918)  18.75 to    (79,240)  25.58 to    (182,974)  18.75 to
                           54.75                 44                     44
               ---------   --------- --------    --------   --------    --------
Outstanding,               $18.75 to            $11.13 to              $11.13 to
 December 31   3,245,022   54.75     3,044,594   44         2,970,138   44
               =========   ========= =========   =========  =========   ========
Exercisable,               $18.75 to            $11.13 to              $11.13 to
 December 31   1,871,775    44       1,826,496   44         1,868,094   44
               =========    ======== =========   ========= ==========   ========
Available for
 Grant,
 December 31   2,803,925               None                   997,839
               =========                                   ==========


9.  Income Taxes

In the first quarter of 1993, the Company changed retroactively from the deferred method to the liability method of accounting for income taxes and restated its financial statements. Shareholders' equity was reduced by a $46 million charge to retained earnings in prior period financial statements.

     Income taxes included in the consolidated statements of income consist of the following:

                     1993                   1992*                   1991*
            ---------------------- ---------------------- ----------------------
In million  Current Deferred Total Current Deferred Total Current Deferred Total
            ------- -------- ----- ------- -------- ----- ------- -------- -----
Federal        $ 98  $ 145   $243   $ 13    $112     $125  $ 38    $  11    $ 49
Foreign          11      -     11     10       -       10    10        -      10
State and
 Local           23     50     73      7      53       60     8        7      15
               ----  -----   ----   ----    ----     ----  ----     ----    ----
               $132  $ 195   $327   $ 30    $165     $195  $ 56     $ 18    $ 74
               ====  =====   ====   ====    ====     ====  ====     ====    ====

* Reclassified to reflect current and deferred taxes upon filing of the tax returns.

     The components of income before taxes for the computation of taxes are as follows:
- -------------------------------------
In millions       1993   1992   1991
- -------------------------------------
Domestic          $821   $540   $158
Foreign             65     48     50
                  ----   ----   ----
                  $886   $588   $208
                  ====   ====   ====

     The Company's net deferred tax liability (included in accrued taxes) at December 31 consisted of the following:
- ------------------------------------------------------------
In millions                       1993       1992*     1991*
- ------------------------------------------------------------

Lease Financings                 $ 792     $  722    $  657
Depreciation and Amortization      287        280       257
Credit Losses on
  Nonperforming Loans             (515)      (532)     (608)
Other                              106         70        68
                                 -----     ------    ------

  Net Deferred Tax Liability     $ 670     $  540    $  374
                                 =====     ======    ======

* Reclassified to reflect current and deferred taxes upon filing of the tax returns.

     The Company has not recorded a valuation allowance because it expects to realize all of its deferred tax assets.

     A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate is shown in the following table:

                                  1993        1992        1991
                                  ----        ----        ----
                                % of Pre-   % of Pre-   % of Pre-
                               Tax Income  Tax Income  Tax Income
                               ----------  ----------  ----------
Computed Provision                  35.0%      34.0%       34.0%
Tax-Exempt Interest                 (2.7)      (4.9)      (17.6)
Foreign Operations                  (0.2)      (3.2)        0.8
State and Local Income
 Taxes, Net of Federal
 Income Tax Benefit                  4.6        6.7        12.6
Nondeductible Expenses               2.3        3.1         8.7
Leveraged Lease Portfolio            0.3       (0.7)       (2.3)
Other                               (2.4)      (1.8)       (0.6)
                                   -----      -----       -----
                                    36.9%      33.2%       35.6%
                                   =====      =====       =====

10.  Employee Benefit Plans

Pension Plans
- -------------
The Company has defined benefit retirement plans covering substantially all full time employees. The Company has an Employee Stock Ownership Plan (ESOP), which may provide additional benefits. The Company's funding policy is to annually contribute an amount necessary to satisfy the Internal Revenue Service's funding standards.

    The following table presents the income (expense) components included in net pension income:
  In millions
                                                      1993    1992     1991
                                                      ----    ----     ----
  Service Cost - Benefits Earned                     $ (14)   $(14)    $(13)
  Interest Cost on Projected Benefit Obligation        (20)    (23)     (19)
  Actual Return on Plan Assets                          52      74       80
  Net Amortization and Deferral                          9     (20)     (29)
                                                      ----    ----     ----
  Net Pension Income                                 $  27    $ 17     $ 19
                                                     =====    ====     ====

     The expected long-term rate of return on plan assets used in computing pension income was 10.5% in 1993, 1992, and 1991. The ESOP provision was $1 million in 1993, compared with $3 million in 1992 and 1991.

     The following table sets forth the retirement plans' funded status at December 31, 1993 and 1992:

  In millions                                                 1993     1992
                                                              ----     ----
  Present Value of Accumulated Benefit Obligation, Including
    Vested Benefits of $265 in 1993 and $191 in 1992          $281     $199
                                                              ====     ====
  Present Value of Projected Benefit Obligation               $311     $232
  Plan Assets at Fair Value, Primarily Short-Term
    Investments, Fixed-Income and Equity Securities            588      550
                                                              ----     ----
  Excess of Plan Assets over the
    Projected Benefit Obligation                               277      318
  Unrecognized Prior Service Cost                              (27)     (28)
  Unrecognized Net Loss (Gain) from Past Differences and
    Effects of Changes in Assumptions                           41      (20)
  Unrecognized Net Asset Being Amortized over 16.2 Years       (27)     (31)
                                                              ----     ----
  Prepaid Pension Cost Included in Other Assets               $264     $239
                                                              ====     ====
  Assumptions used in computing the benefit obligation
  were:
                                                              1993     1992
                                                              ----     ----
  Weighted Average Discount Rate                              7.88%    8.75%
  Rate of Increase in Future Compensation Level               4.38     4.38

Other Postretirement Benefits
- -----------------------------
     The Company provides health care and life insurance benefits for certain retired employees. In the first quarter of 1993, the Company changed to the accrual from the cash method of accounting for these benefits.

     The cost of these benefits for the year ended December 31, 1993 consisted of the following components:
(in millions)
Service Cost - Benefits Earned                         $ 3
Accumulated Benefit Obligation:
  Interest                                              11
  Amortization                                           7
                                                       ---
    Total                                              $21
                                                       ===

     The assumed health care cost trend rates to be used in determining cost of these benefits for 1994 is 9%, decreasing proportionately in each successive year to 6% in 2010 and thereafter. A change of one percentage point in this rate for each year would change the benefit obligation by 13% and the cost of the benefits by 9%.

     The following table sets forth the funded status of the Company's other postretirement benefit obligation as of December 31:

   (in millions)                                              1993      1992
                                                             -----      ----
   Accumulated Postretirement Benefit Obligation:
     Retirees                                                $  88     $  80
     Fully Eligible Active Plan Participants                    23        21
     Other Active Plan Participants                             37        29
                                                             -----     -----
   Total Obligation                                            148       130
   Unrecognized Net Gain (Loss) from Past Differences
     and Effects of Changes in Assumptions                     (16)        -
   Unrecognized Net Liability Being Amortized
    Over 20 Years                                             (123)     (130)
                                                             -----     -----
   Accrued Postretirement Benefit
     Obligation Included in Other Liabilities                $   9     $   -
                                                             =====     =====

  The assumed discount rates used in determining the accumulated benefit obligation were 7.75% and 8.75% in 1993 and 1992.

11.  Foreign Operations

Certain information with respect to foreign operations for the years ended December 31, 1993, 1992, and 1991 is incorporated by reference from "Foreign Operations" in the Management's Discussion and Analysis section of this Report.

     Foreign exchange activities arise from servicing customers' needs for foreign exchange, and from managing the Company's foreign currency positions. Net gains resulting from foreign exchange transactions were $54 million, $66 million, and $47 million in 1993, 1992, and 1991, and are included in other noninterest income.

12.  Company Financial Information

The condensed financial statements of the Company are as follows:

Balance Sheets
In millions          December 31,                   1993        1992
- --------------------------------------------------------------------
Assets
Cash and Due from Banks                           $    2      $    6
Securities                                            96         188
Loans                                                  3          16
Investment in and Advances to Subsidiaries
 Banks                                             5,713       5,561
 Other                                               435         348
                                                  ------      ------
                                                   6,148       5,909
                                                  ------      ------
Other Assets                                         129         118
                                                  ------      ------
  Total Assets                                    $6,378      $6,237
                                                  ======      ======
Liabilities and Shareholders' Equity
Other Borrowed Funds                              $  407      $  375
Due to Subsidiaries
 Banks                                                42         155
 Other                                                12         218
                                                  ------      ------
                                                      54         373
                                                  ------      ------
Other Liabilities                                    256         132
Long-Term Debt                                     1,589       1,627
                                                  ------      ------
  Total Liabilities                                2,306       2,507
                                                  ------      ------
Shareholders' Equity*
 Preferred                                           294         428
 Common                                            3,778       3,302
                                                  ------      ------
  Total Liabilities and Shareholders' Equity      $6,378      $6,237
                                                  ======      ======

*See Consolidated Statements of Changes in Shareholders' Equity.

Statements of Income

In millions    For the years ended December 31,          1993    1992    1991
- -----------------------------------------------------------------------------
Operating Income
Dividends from Subsidiaries
 Banks                                                   $171    $156    $302
 Other                                                      7      32       -
Interest from Subsidiaries
 Banks                                                     99      70      53
 Other                                                      1       1       1
Other                                                      21       8      23
                                                         ----    ----    ----
  Total                                                   299     267     379
                                                         ----    ----    ----
Operating Expenses
Interest (including $8 in 1993, $10 in 1992,
 and $10 in 1991 to nonbank subsidiaries)                 128     108     114
Other                                                      18      10       9
                                                         ----    ----    ----
  Total                                                   146     118     123
                                                         ----    ----    ----
Income Before Income Taxes and Equity in
 Undistributed Earnings of Subsidiaries                   153     149     256

Income Tax Benefit                                        (11)    (19)     (6)
                                                         ----    ----    ----
Income Before Equity in Undistributed
 Earnings of Subsidiaries                                 164     168     262
                                                         ----    ----    ----
Equity in Undistributed Earnings of Subsidiaries
 Banks                                                    386     236    (147)
 Other                                                      9     (11)     19
                                                         ----    ----    ----
                                                          395     225    (128)
                                                         ----    ----    ----
Net Income                                               $559    $393    $134
                                                         ====    ====    ====

Statements of Cash Flows
In millions       For the years ended December 31,     1993     1992     1991
- -------------------------------------------------------------------------------
Operating Activities
Net Income                                            $ 559   $  393    $ 134
Adjustments to Determine Net Cash Provided by
  Operating Activities
  Amortization                                            4        2        1
  Equity in Undistributed Earnings
   of Subsidiaries                                     (393)    (226)     130
  Securities (Gains) Losses                             (14)      15      (10)
  Change in Interest Receivable                          (4)      (4)      (7)
  Change in Interest Payable                             (1)      13        5
  Change in Taxes Payable                                31       (1)     105
  Other, Net                                              3      (18)      (3)
                                                      -----   ------    -----
   Net Cash Provided by Operating Activities            185      174      355
                                                      -----   ------    -----
Investing Activities
Purchase of Securities                                  (57)     (39)     (10)
Sales of Securities                                     117       94       37
Maturities of Securities                                 37        4        5
Change in Loans                                           8        8       15
Acquisition of, Investment in, and Advances to
  Subsidiaries                                          154   (1,265)     (77)
                                                      -----   ------    -----
   Net Cash Provided (Used) by Investing Activities     259   (1,198)     (30)
                                                      -----   ------    -----
Financing Activities
Change in Other Borrowed Funds                           32      257     (476)
Proceeds from the Issuance of Long-Term Debt            546      595      397
Repayments of Long-Term Debt                           (589)    (129)     (29)
Change in Advances from Subsidiaries                   (217)      40      (72)
Redemption and Repurchases of Preferred Stock
  and Warrants                                          (77)    (100)       -
Issuance of Common Stock                                 53      380       17
Issuance of Preferred Stock                               -      139        -
Conversion of Preferred Stock                           (13)      (2)       -
Treasury Stock Acquired                                  (4)      (1)      (2)
Cash Dividends Paid                                    (179)    (153)    (161)
Other, Net                                                -        -       (3)
                                                      -----   ------    -----
   Net Cash Provided (Used) by Financing
    Activities                                         (448)   1,026     (329)
                                                      -----   ------    -----
Change in Cash and Due from Banks                        (4)       2       (4)
Cash and Due from Banks at Beginning of Year              6        4        8
                                                      -----   ------    -----
Cash and Due from Banks at End of Year                $   2   $    6    $   4
                                                      =====   ======    =====
Supplemental Disclosure of Cash Flow Information
Cash Paid During the Year for:
   Interest                                           $ 129   $   95    $ 109
   Income Taxes                                         152       78       33

     The Bank of New York (Bank), a significant subsidiary, is subject to dividend limitations under the Federal Reserve Act and the New York Banking Law. The Bank of New York National Association (BNYNA) is subject to dividend limitations under the National Bank Act. Under these statutes, prior regulatory approval is required for dividends in any year that would exceed either bank's net profits for such year combined with retained net profits for the prior two years. Also, both banks are prohibited from paying a dividend in an amount greater than "undivided profits then on hand" less "bad debts" (generally loans six months or more past due).

     Under the first of these two standards, in 1994 the Bank could declare dividends of $365 million plus net profits earned in 1994 and BNYNA could declare dividends of $56 million plus net profits earned in 1994. Neither bank is restrained from paying dividends under the second of these two standards.

     In addition to these statutory tests, each bank's primary federal regulator (the Federal Reserve Board, in the case of the Bank, and the Comptroller of the Currency, in the case of BNYNA) could prohibit a dividend if they determined that the payment would constitute an unsafe or unsound banking practice. Bank regulators have indicated that, generally, dividends should be paid by banks only to the extent of earnings from continuing operations.

    Each of the Company, the Bank, and BNYNA must comply with risk based capital and leverage ratio guidelines established by bank regulators for bank holding companies and banks. In addition, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") restricts dividend payments that would cause certain capital ratios to fall below "adequate" capital ratio standards. Each of the Company, the Bank, and BNYNA is in compliance with the capital and leverage ratio standards applicable to it.

     The dividend policy of The Bank of New York (Delaware) is to declare dividends that, at a minimum, allow it to meet capital guidelines established by the Federal Deposit Insurance Corporation ("FDIC"). The Bank of New York (Delaware) is also in compliance with the capitalization requirements set by FDICIA.

     Consistent with its policy regarding bank holding companies serving as a source of financial strength for their subsidiary banks, the Federal Reserve Board has stated that, as a matter of prudent banking, a bank holding company generally should not maintain a rate of cash dividends unless its net income available to common stockholders has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears consistent with the bank holding company's capital needs, asset quality, and overall financial condition.

     The Federal Reserve Act limits amounts of, and requires collateral on, extensions of credit by the Company's insured bank subsidiaries to the Company and, with certain exceptions, its nonbank affiliates; also, there are restrictions on the amounts of investments by such banks in stock and other securities of the Company and such affiliates, and restrictions on the acceptance of their securities as collateral for loans by such banks. Extensions of credit by insured bank subsidiaries to each of the Company and such affiliates are limited to 10% of such bank subsidiary's capital and surplus, and in the aggregate for the Company and all such affiliates to 20%.

13.  Fair Value of Financial Instruments

     The carrying amount of the Company's financial instruments (i.e., monetary assets and liabilities) is determined under different accounting methods-see
Note 1.  The following disclosure discusses these instruments on a uniform basis
- - fair value. However, active markets do not exist for the greatest portion of these instruments. As a result, fair value determinations require significant subjective judgments regarding future cash flows. Other judgments would result in different fair values. Among the assumptions used by the Company are discount rates ranging principally from 3% to 11% at December 31, 1993 and 1992. The fair value information supplements the basic financial statements and other traditional financial data presented throughout this Report.

     A summary of the practices used for determining fair value is as follows:

Securities and Trading Activities
- ---------------------------------
The fair value of securities and trading assets is based on quoted market prices, dealer quotes, or pricing models. The fair value of financial instruments such as options, future and forward rate contracts, commitments to purchase and sell foreign exchange, and foreign currency swaps, are similarly determined. The fair value of interest rate swaps is the amount that would be received or paid to terminate the agreement.

Loans and Commitments
- ---------------------
For certain categories of consumer loans, fair value includes consideration of the quoted market prices for securities backed by similar loans. The fair value of other types of loans is determined by discounting the future cash flows (including those related to off-balance-sheet activities that serve as hedges) and using secondary market values. The fair value of commitments to extend credit, standby letters of credit, and commercial letters of credit is based upon the cost to settle the commitment.

Other Financial Assets
- ----------------------
The fair value of these assets are assumed to equal their carrying value due to their short maturity.

Deposits, Borrowings, and Long-Term Debt
- ----------------------------------------
The fair value of noninterest-bearing deposits is assumed to be their carrying amount. The fair value of interest-bearing deposits, borrowings, and long-term debt is estimated based upon the current rates for instruments of the same remaining maturity or quoted market prices for the same or similar issues and the effect of hedges.

The carrying amount and estimated fair value of the Company's financial instruments are as follows:

In millions    December 31,               1993                   1992
                                  --------------------    -------------------
                                  Carrying        Fair    Carrying     Fair
                                    Amount       Value      Amount     Value
                                  --------       -----    --------     ------


Assets:
Securities and Trading Assets     $ 7,040      $ 7,196     $ 6,744     $ 6,940
Loans and Commitments              28,259       28,804      27,219      27,475
Other Financial Assets              5,091        5,091       6,291       6,291
                                  -------      -------     -------     -------
  Total Financial Assets           40,390      $41,091      40,254     $40,706
                                               =======                 =======
Non-Financial Assets                5,156                    4,956
                                  -------                  -------
Total Assets                      $45,546                  $45,210
                                  =======                  =======
Liabilities:
Noninterest-Bearing Deposits      $ 8,690      $ 8,690     $ 8,761     $ 8,761
Interest-Bearing Deposits          23,469       23,497      24,494      24,545
Borrowings                          5,603        5,607       4,955       4,955
Long-Term Debt                      1,590        1,805       1,695       1,836
                                  -------      -------     -------     -------
  Total Financial Liabilities      39,352      $39,599      39,905     $40,097
                                               =======                 =======
Non-Financial Liabilities           2,122                    1,575
                                  -------                  -------
Total Liabilities                 $41,474                  $41,480
                                  =======                  =======

In determining fair value, the effects of off-balance-sheet hedge items are as follows:

In millions         December 31,         1993           1992
                                         ----           ----
                                         Increase (Decrease)

Securities and Trading Assets            $ (7)          $  2
Loans and Commitments                     (35)           (35)
Interest-Bearing Deposits                 (27)            (7)
Borrowings                                  -             (2)
Long-Term Debt                             (3)             -

Commitments and contingent items reduced the fair value of loans and commitments by $62 million in 1993 and $85 million in 1992.

14.  Commitments and Contingent Liabilities

In the normal course of business, various commitments and contingent liabilities are outstanding which are not reflected in the accompanying consolidated balance sheets. Management does not expect any material losses to result from these matters.

     A summary of the notional amount of the Company's off-balance-sheet transactions, net of participations, at December 31, 1993 and 1992 follows:

In millions

Off-Balance-Sheet Risks                  1993               1992
- -----------------------                  ----               ----
Commercial Lending Commitments         $19,463            $17,718
Standby Letters of Credit                3,146              3,669
Commercial Letters of Credit             1,497              1,647
Securities Lending
 Indemnifications                       15,005             13,676
Interest Rate Contracts:
    Futures and Forward Contracts       14,383              6,848
    Interest Rate Swaps                 10,806             12,924
    Options Written                      6,189              5,036
    Options Purchased                    5,145              4,774
Foreign Exchange Contracts:
    Commitments to Purchase and
     Sell Foreign Exchange              37,276             51,236
    Foreign Currency Swaps                 677                697
    Options Written                        898                470
    Options Purchased                    1,027                584


     The total potential loss on undrawn commitments, standby and commercial letters of credit, and securities lending indemnifications is equal to the total notional amount, which does not consider the value of any collateral. The Company's exposure to credit loss for interest rate contracts and foreign exchange contracts amounted to $264 million and $468 million in 1993 and $288 million and $1,103 million in 1992. These amounts represent net unrealized gains with counterparties.

     A discussion of the credit, interest rate, and foreign exchange risks inherent in off-balance-sheet financial transactions is presented under "Off-Balance-Sheet Risks" in the Management's Discussion and Analysis Section of this Report.

     Standby letters of credit principally support corporate obligations and include $1.0 billion that were collateralized with cash and securities at December 31, 1993 and 1992. At December 31, 1993 and 1992, securities lending indemnifications were secured by collateral of $15.0 billion and $13.7 billion.

    At December 31, 1993, approximately $2.5 billion of the standbys will expire within one year, $0.6 billion between one to five years, and the balance after five years. At December 31, 1993, approximately $1.9 billion of interest rate swaps will mature within one year, $6.7 billion between one to five years, and the balance after five years. Substantially all futures, forward, and option contracts mature within two years.

     The table below summarizes the carrying amount of
items hedged and the related notional amount of interest rate swaps and futures and foreign exchange contracts that were designated as hedges at December 31, 1993:
                                                   Notional Amount
In millions                                        ---------------
                                                                      Foreign
                                       Interest          Futures     Exchange
                         Amount        Rate Swaps        Contracts   Contracts
Financial               ---------      ----------        ---------   ---------
Instruments
- -----------
Loans                     $1,001           $649             $2,033       $  -
Securities                   601            100              4,452          -
Deposits                     579            579                  -          -
Other Borrowed Funds         717            717                  -          -
Long-Term Debt               275            275                  -          -
Credit Card
  Securitization             450            450                  -          -
Foreign Investments          212              -                  -        212

     In 1994, a new accounting standard will require the Company to recognize unrealized gains and losses related to certain interest rate and foreign currency contracts as assets and liabilities on its balance sheet. The new standard allows the netting of unrealized gains and losses with the same counterparty when a master netting agreement is in effect. The Company's current policy is to present all unrealized gains and losses on a net basis. If the standard had been in effect on December 31, 1993, reported assets and liabilities would have increased by approximately $732 million.

     Net rent expense for premises and equipment was $99 million in 1993, $91 million in 1992, and $96 million in 1991.

     At December 31, 1993, the Company and its subsidiaries were obligated under various noncancelable lease agreements, certain of which provide for additional rents based upon real estate taxes, insurance, and maintenance and for various renewal options. The minimum rental commitments under noncancelable operating leases for premises and equipment having a term of more than one year from December 31, 1993 are as follows:

- ---------------------------------------------------------------------------
           Year ending December 31,        In millions
- ---------------------------------------------------------------------------

           1994                                 $ 66
           1995                                   58
           1996                                   50
           1997                                   41
           1998                                   31
           Subsequent to 1998                    125
                                                ----
           Total Minimum Lease Payments         $371
                                                ====

     In April 1990, the Company notified Northeast Bancorp., Inc. (NEB) that NEB had materially breached its obligation under a merger agreement. Following denial by the Federal Reserve Board of the Company's application for approval to acquire NEB and failure by state regulators to approve the proposed merger prior to the August 15, 1990 termination date, the Company's Board of Directors notified NEB in September 1990 that it had terminated the merger agreement.

    In May 1990, NEB brought suit against the Company in the United States Court for the District of Connecticut seeking money damages of $350 million relating to NEB's allegations that the Company breached its obligations. In November 1990, the Company filed a motion for summary judgment to have the lawsuit dismissed; in June 1991, this motion was granted as to NEB's Connecticut Unfair Trade Practices Act and libel claims and denied as to NEB's other claims. In March 1993, the Company's motion for summary judgment on NEB's contract claims was denied. In May 1993, as part of the acquisition of NEB's Class A voting common stock by First Fidelity Bancorporation, NEB's interest in the suit was transferred to a trust funded with $2 million for the benefit of former NEB shareholders. The action will continue. In the opinion of management, NEB's claims are without merit.

    In the ordinary course of business, there are various claims pending against the Company and its subsidiaries. In the opinion of management, liabilities arising from such claims, if any, would not have a material effect upon the Company's consolidated financial statements.

Independent Auditors' Report                            Deloitte & Touche


To the Board of Directors and Shareholders of The Bank of New York Company, Inc.
New York, New York

We have audited the accompanying consolidated balance sheets of The Bank of New York Company, Inc. and subsidiaries (the "Company") as of December 31, 1993 and 1992,and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements give retroactive effect to the merger of the Company and National Community Banks, Inc., which has been accounted for as a pooling of interests as described in Note 2 to the consolidated financial statements. We did not audit the consolidated balance sheets of National Community Banks, Inc. as of December 31, 1992, or the related consolidated statements of income, changes in shareholders' equity, and cash flows of National Community Banks,Inc. for the years ended December 31, 1992 and 1991, which statements reflect total assets of $4,181,508,000 as of December 31, 1992 and net income of $23,785,000, and $12,384,000 for the years ended December 31, 1992, and 1991, respectively. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for National Community Banks, Inc. for 1992 and 1991, is based solely on the report of such other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Bank of New York Company, Inc. and subsidiaries as of December 31, 1993 and 1992, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993 in conformity with generally accepted accounting principles.

As discussed in Note 9 to the consolidated financial statements, in the first quarter of 1993 the Company changed its method of accounting for income taxes to conform with Statement of Financial Accounting Standards No. 109 and retroactively, restated the 1992 and prior financial statements for the change.

\s\  Deloitte & Touche

New York, New York
February 25, 1994

Management's Discussion and Analysis of the Company's Financial Condition and Results of Operations

- -------------------------------------------------------------------------------
SUMMARY OF RESULTS

For the year 1993, The Bank of New York Company, Inc. (the Company) reported record net income of $559 million or a record $5.44 per fully diluted share, compared with $393 million or $4.00 per fully diluted share in 1992 and $134 million or $1.27 per share in 1991.
     In 1993, spreads widened reflecting a continuing shift in asset mix toward higher yielding assets and a lower level of nonperforming assets. Fee income was strong, especially from credit cards and securities and other processing. A lower provision for loan losses, continued control of operating expenses, and the acquisition of 62 branches of Barclays Bank of New York, N.A. (Barclays) on December 11, 1992, also helped to increase earnings.
     Earnings at the 105-branch National Community Banks (BNYNA) increased significantly in 1993. In 1993, BNYNA added $36 million to net income compared with $24 million in 1992 and $12 million in 1991. The Company's results for 1993, 1992, and 1991 have been restated to reflect the acquisition, which was accounted for as a pooling-of-interests.
     In 1993, nonperforming assets declined by $417 million, or 39%, to $639 million. December 31, 1993 marked the tenth consecutive quarter that nonperforming assets declined.
     During 1993, the Company continued to strengthen its capital position. The Company retained $383 million of earnings and issued $550 million of subordinated debt while $655 million of long-term debt matured or was redeemed and $75 million of preferred stock was redeemed. In addition, $58 million of preferred stock was converted into $46 million of common stock. The Tier I and total capital ratios for the Company at December 31, 1993 were 8.87% and 13.65% compared with 7.59% and 12.30% last year and 5.79% and 9.40% in 1991. Tangible common equity as a percent of total assets was 7.00% at December 31, 1993 compared with 5.83% one year ago and 4.49% in 1991.
     In 1992, noninterest income from personal trust, funds transfer, trade finance, securities lending, mutual fund custody, stock transfer, government securities clearance, and corporate trust grew significantly. Net interest income increased, reflecting increases in the net interest rate spread and the net yield on interest-earning assets. Strict control of operating expenses resulted in a modest increase in compensation expense and declines in furniture and fixture and occupancy expense. The provision for loan losses was significantly lower in 1992.
     In 1992, the Company sold 9.2 million shares of common stock for $339 million, $600 million of subordinated debt, and $143 million of preferred stock. It redeemed $100 million of subordinated debt and $100 million of preferred stock.
     The Company's 1991 results were affected by an adverse change in asset quality. As a result, the Company recorded a significant provision for loan losses. Net interest income declined, reflecting a lower volume of earning assets, including the impact of those that were nonperforming; the decline was reduced by an improvement in spreads and yields from the low interest rate environment. Noninterest income from credit cards, American depositary receipts, mutual fund custody, personal trust, securities lending, and master trust showed special strength. Operating expenses remained under tight control. The Company's capital position was improved with the issuance of $250 million of convertible subordinated debentures.
     Return on average assets for 1993 was 1.20% - a record for the Company - compared with .85% in 1992 and .29% in 1991, while return on average common equity was 14.98% in 1993 compared with 12.00% in 1992 and 3.85% in 1991.

Net Interest Income
- --------------------------------------------------------------------------------

Dollars in millions                           1993          1992         1991
                                              ----          ----         ----
Net Interest Income on a Taxable
 Equivalent Basis                          $ 1,550        $1,434       $1,427
Net Interest Rate Spread                      3.12%         2.91%        2.56%
Net Yield on Interest-Earning Assets          3.84%         3.61%        3.52%

Net interest income increased 8%, the spread by 7%, and the yield by 6% in 1993. Contributing to these increses were a $0.7 billion rise in the level of average interest-earning assets, the Company being liability sensitive in a declining rate environment, and the large decline in nonperforming loans. The increase in yield also reflects a higher volume of interest-free sources of funds, partially offset by lower returns on these funds in a low interest rate environment.
    Average earning assets increased to $40.4 billion in 1993 from $39.7 billion in 1992, primarily resulting from a $0.8 billion increase in federal funds sold and securities purchased under resale agreements. Although average loans did not grow ($30.4 billion in 1993) the mix improved, contributing to the growth in spread and yield. Special strength was noted in wholesale mortgage lending, securities industries banking, factoring, and credit card lending, which increased $1.1 billion. Credit card outstandings are expected to increase further in 1994 due to account growth and the maturities of asset securitizations ($0.6 billion).
     Net interest income increased slightly in 1992. A $0.9 billion decline in the level of average interest-earning assets was more than offset by the increase in the spread and yield, the result of the Company being liability sensitive in a declining rate environment. The smaller increase in yield reflects the lower returns on interest-free sources of funds in a low interest rate environment. Also the effect of the large decline in nonperforming loans had a positive impact on interest rate spreads. Loans declined to $30.3 billion in 1992 from $32.7 billion in 1991, primarily due to weak commercial loan demand and the full year effect of credit card securitizations entered into in 1991. This decline was partially offset by a $1.5 billion increase in securities. New credit card lending, which increased average outstandings by $0.5 billion, was offset by the full year effect of credit card securitizations entered into in 1991.
     The credit card securitizations reduced net interest income by $162 million in 1993, $164 million in 1992, and $79 million in 1991.
     Interest income would have been increased by $27 million, $89 million, and $167 million if loans on nonaccrual status at December 31, 1993, 1992, and 1991 had been performing for the entire year.

NONINTEREST INCOME

Noninterest income is provided by a wide range of fiduciary and processing services, other fee-based services, and trading activities. These revenues increased 11% to $1,319 million in 1993, compared with $1,183 million in 1992 and $1,094 million in 1991.
      Securities processing fees were $307 million, $273 million, and $244 million in 1993, 1992, and 1991. Contributing to the increase in 1993 were American depositary receipts, government securities clearance, master trust, mutual fund custody, stock transfer, and corporate trust. Other processing fee principally funds transfer, deposit services, and trade finance, were $161 million in 1993, $148 million in 1992, and $124 million in 1991. All three performed strongly in 1993.
     Trust and investment fees were $131 million in 1993, $118 million in 1992, and $110 million in 1991. During 1993, increases occurred in institutional investment management, while personal trust was strong in 1992.
     Service charges and fees were $460 million in 1993, compared with $442 million in 1992 and $385 million in 1991. The increase in 1993 resulted primarily from growth in the Company's credit card business and the Barclays acquisition. The number of credit card accounts increased by 22% to 4.8 million and managed outstandings were up 19% from 1992 to $6.2 billion. The 1991 credit card securitizations increased noninterest income by $64 million in 1993, $70 million in 1992, and $48 million in 1991. Part of the decrease in the noninterest income from securitizations in 1993 compared with 1992 was due to maturities. The 1992 increase in service charges and fees resulted primarily from increases in syndication fees and the full year effect of credit card securitization. The Barclays acquisition made a modest contribution to the increase in service charges and fees.
     Securities gains in 1992 totaled $64 million, $42 million, and $95 million in 1993, 1992, and 1991, including $28 million, $1 million, and $26 million of gains on equity securities. The 1992 results include a $31 million writedown of the Company's investment in Northeast Bancorp, Inc.
     Other noninterest income was $196 million in 1993, $160 million in 1992, and $136 million in 1991. Foreign exchange profits were $54 million, $66 million, and $47 million in 1993, 1992, and 1991. Profits from trading interest rate contracts amounted to $18 million, $7 million, and $4 million in 1993, 1992, and 1991. Trading in debt and equity securities resulted in gains of $7 million, $21 million, and $20 million in 1993, 1992, and 1991. Other noninterest income for 1993 included a pre-tax gain of $24 million related to the sale of a portion of the Company's interest in Wing Hang Bank, Ltd. during the second quarter.

NONINTEREST EXPENSE AND INCOME TAXES

     Noninterest expense was $1,646 million, $1,519 million, and $1,458 million in 1993, 1992, and 1991.
     Total noninterest expense increased 8% in 1993 compared with 1992. Furniture and equipment expense declined by 2% to $95 million for the year. Other real estate expense declined substantially by 50% to $53 million from $106 million in 1992. Salaries increased 10% in 1993 to $601 million from $546 million in 1992, and profit sharing increased to $58 million from $38 million. Other employee benefits - primarily incentive compensation and health care expenses - were up 19% to $154 million from $129 million in 1992. Occupancy expense increased by 6% to $178 million. The Barclays acquisition was a significant factor in the increase in noninterest expense.
     In 1992, significant cost savings were realized in occupancy and furniture and equipment expense. Salaries and employee benefits were up 9%. Other real estate expenses increased 3%. The Barclays acquisition was a modest factor in the increase in noninterest expense.
     Deposit insurance premiums were $57 million in 1993 compared with $50 million and $48 million in 1992 and 1991.

     Other real estate charges were $53 million, $106 million, and $103 million in 1993, 1992, and 1991. Operating expenses related to other real estate owned were approximately $8 million in 1993, compared with $25 million in 1992 and $19 million in 1991. Writedowns and losses on sales of other real estate at NCB were $15 million, $25 million, and $20 million in 1993, 1992, and 1991. In 1993, other real estate charges include declines in the estimates of value of hospital properties in Texas ($9 million) and an office building in New Jersey ($3 million), and losses on the sale of a shopping mall in Ohio ($7 million), and two properties in New Jersey ($5 million). The 1992 other real estate charges include declines in the estimates of value of a shopping center ($7 million) and a mixed-use property ($7 million), and losses on the sale of a mixed-use property ($12 million), a hotel ($7 million), and an office building ($4 million). The 1991 other real estate charges include declines in the estimates of the values of shopping centers ($20 million), a mixed-use project ($10 million), and office buildings ($9 million), and losses on the sale of shopping centers ($12 million), and an office building ($4 million).
     The Company remains committed to strong cost controls. For 1994, the Company has adopted an incentive program to encourage employees to reduce controllable costs. Additional cost savings are expected in 1994 from the consolidation of 12 retail branches and the closing of the Company's Sioux Falls, South Dakota credit card operations center in November 1993.
    The Company's consolidated effective tax rates for 1993, 1992, and 1991 were 36.9%, 33.2%, and 35.6%. The increase in the effective tax rate for 1993 is attributable to the increase in the federal tax rate from 34% to 35%, a decline in the proportion of tax-exempt income to total income, and lower foreign tax credits. These increases were partially offset by a lower proportion of state and local income taxes and nondeductible expenses to total income. The decrease in 1992 compared with 1991 reflects a lower proportion of state and local income taxes and nondeductible expenses to total income, as well as higher foreign tax credits, partially offset by a decline in the ratio of tax-exempt income to total income.

LIQUIDITY

The Company maintains its liquidity through the management of its assets and liabilities, utilizing worldwide financial markets. The diversification of liabilities reflects the flexibility of the Company's funding sources under changing market conditions. Stable core deposits, including demand and retail time, are generated through the Company's diversified network and managed with the use of trend studies and deposit pricing. The use of derivative products such as interest rate swaps and financial futures enhances liquidity through the issue of long-term liabilities without exposure to interest rate risk. Liquidity also results from the maintenance of a portfolio of assets which can be easily reduced and the monitoring of unfunded loan commitments, thereby reducing unanticipated funding requirements.
     Reflecting plans to improve liquidity, average savings and noninterest-bearing deposits increased by $1.2 billion and $1.1 billion during 1993. Also, medium-term bank notes grew by $0.7 billion. More volatile sources of interest-bearing deposits and borrowings decreased by $2.9 billion.
     In 1993, the Company's average commercial paper borrowings were $93 million compared with $107 million in 1992. The Company has backup lines of credit at financial institutions supporting these borrowings.
     The following comments relate to the information disclosed in the Consolidated Statements of Cash Flows.
     Cash flows from earnings and other operating activities were $2.1 billion in 1993 and $0.7 billion in 1992, compared with an outflow of $0.7 billion in 1991. The 1993 and 1992 increases in cash flows reflect a reduction in assets held for sale.
     The 1993 cash flows used by investing activities were $2.4 billion, reflecting additions to loans and securities. In 1992, investing activities were the source of $3.7 billion of cash flow, reflecting a decrease in federal funds sold and securities purchased under resale agreements and a reduction of loans. In 1991, a net reduction of loans and securities held for investment contributed to the generation of $3.6 billion of cash from investing activities. Cash used by financing activities was $0.7 billion, $1.1 billion, and $3.9 billion in 1993, 1992, and 1991 as the Company reduced its deposit borrowings.
     Restrictions on the ability of the Company to obtain funds from its subsidiaries are discussed in Note 12 to the Consolidated Financial Statements.

CAPITAL RESOURCES
                                                 December 31,
Capital Ratios                            1993                  1992
- --------------                            ----                  ----
Common Equity                             8.29%                 7.30%
Tangible Common Equity                    7.00                  5.83
Tier I Capital                            8.87                  7.59
Total Capital                            13.65                 12.30
Leverage                                  7.99                  7.11

     The significant improvement in these ratios in 1993 is the result of growth in shareholders' equity, the issuance of $550 million of subordinated debt, and modest growth in assets. The Company's common equity ratio is one of the highest among money center banks. The Company's banks' capital ratios exceed "well capitalized", the highest of five regulatory capital categories.
     Shareholders' equity was $4,072 million at December 31, 1993, compared with $3,730 million at December 31, 1992 and $3,071 million at December 31, 1991.
The change in shareholders' equity in 1993 is primarily attributable to growth in retained earnings of $383 million offset in part by the redemption of $75 million of adjustable rate, noncumulative preferred stock. In addition, the Company issued $300 million of 6 5/8% long-term debt and $250 million of 6 1/2% long-term debt to replace $655 million of debt that was redeemed or matured in 1993. In February 1993, $58 million of preferred stock was converted into $46 million of common stock. Two issues of preferred stock were redeemed in the first quarter of 1994 reducing preferred stock by $156 million and additional capital by $17 million.
     The change in shareholders' equity in 1992 is primarily attributable to the issuance of 9.2 million shares of common stock in June 1992, resulting in proceeds of $339 million, and growth in retained earnings of $240 million. In addition, the Company issued $115 million of 8.6% preferred stock and $29 million of 7.75% convertible preferred stock, while redeeming $100 million of 9.45% preferred stock. During 1992, the Company also issued $600 million of subordinated notes at a weighted average rate of 7.72%, and redeemed $100 million of 12.38% subordinated debentures.
     The Company can issue up to $750 million of debt and preferred stock (including convertible preferred stock) pursuant to a shelf registration statement.

CREDIT CARD OPERATIONS

Credit card receivables sold in the form of a security is a technique for financing the Company's credit card operations. For accounting purposes, the underlying assets and liabilities are removed from the balance sheet, and amounts otherwise reported in the income statement as net interest income, fees, and provision for loan losses are reflected in noninterest income.
     The Company securitized $1,350 million of credit card receivables in 1991; $1,225 million were outstanding at December 31, 1993, and $1,025 million are scheduled to mature in 1994. The Company expects to return these assets to its balance sheet and to replace these financings with lower cost funds. The impact of the securitizations on the Company's financial statements assuming the funds received from the securitizations were used to replace short-term borrowings, is summarized below:

In millions                              1993        1992       1991
                                         ----        ----       ----
Lower Net Interest Income                $162        $164       $ 79
Lower Provision for Loan Losses            56          57         15
Higher Noninterest Income                  64          70         48



PROVISION AND ALLOWANCE FOR LOAN LOSSES

     In 1993, the Company continued to experience significant improvement in asset quality. Both charge-offs and nonperforming loans dropped sharply. The provision for loan losses was $284 million in 1993, compared with $443 million in 1992 and $778 million in 1991. Net charge-offs were $387 million in 1993, $511 million in 1992, and $777 million in 1991. In these years net charge-offs were primarily attributable to HLT, other commercial, real estate, and consumer loans. The total allowance for loan losses was $970 million and $1,072 million at year-end 1993 and 1992. This decrease of $102 million resulted from net charge-offs exceeding the provision for loan losses and reflects the sharp decline in the level of nonaccrual loans. The decrease in 1992 ($12 million) resulted from net charge-offs exceeding the provision for loan losses ($68 million), partially offset by an increase in the allowance ($56 million) resulting from the Barclays acquisition. The ratio of the total allowance for loan losses to year-end loans was 3.17% and 3.63% at December 31, 1993 and 1992. The allowance for loan losses was 152% of total nonperforming assets at December 31, 1993, compared with 102% at December 31, 1992.
     At December 31, 1993, the Company's LDC exposures consisted of $151 million in medium-term loans (and no material commitments), $193 million in short-term loans, $11 million in accrued interest, and $49 million in equity investments. At December 31, 1993, the allowance for loan losses associated with medium-term LDC loans was $116 million (approximately 77% of such loans). The LDC exposure excludes $266 million (face value) of bonds whose principal payments are collateralized by U.S. Treasury zero coupon obligations and interest payments are partially collateralized. These include $117 million of reduced rate Philippine bonds which were received in exchange for the same amount of Philippine loans in 1992. The Company restructured $59 million of Argentine debt and sold $27 million of medium-term LDC loans in 1991.

LOANS

The following table shows the Company's loan distribution at the end of each of the last five years:
                                     1993     1992     1991     1990     1989
                                     ----     ----     ----     ----     ----
In millions
Domestic
  Commercial and Industrial Loans* $ 9,781  $10,495  $12,398  $12,896  $13,297
  Consumer Loans                     6,028    5,229    4,315    6,080    5,592
  Real Estate Loans
    Construction and Land
     Development                       160      188      322      665    1,310
    Other, Principally Commercial
     Mortgages                       2,626    2,822    2,340    2,456    1,691
    Collateralized by Residential
     Properties                      3,203    3,423    2,820    3,633    3,835
  Banks and Other Financial
   Institutions**                    1,893    1,521       35       35       26
  Loans for Purchasing or Carrying
   Securities                        2,275    1,098    1,417    1,079    2,499
  Lease Financings                   1,038    1,033    1,063    1,026    1,260
  Other**                               65      126    1,222    1,784    2,139
                                   -------  -------  -------  -------  -------
      Total Domestic                27,069   25,935   25,932   29,654   31,649
                                   -------  -------  -------  -------  -------
Foreign
  Commercial and Industrial Loans    1,775    1,928    2,773    3,130    4,316
  Banks and Other Financial
   Institutions                        810      997    1,122    1,428    1,622
  Government and Official
   Institutions                        565      535      546      584      913
  Other                              1,188      947      795    1,817      984
                                   -------  -------  -------  -------  -------
      Total Foreign                  4,338    4,407    5,236    6,959    7,835
                                   -------  -------  -------  -------  -------
      Total Loans                   31,407   30,342   31,168   36,613   39,484
Less: Unearned Income                  837      845      833      837      901
      Allowance for Loan Losses        970    1,072    1,084    1,111    1,154
                                   -------  -------  -------  -------  -------
       Net Loans                   $29,600  $28,425  $29,251  $34,665  $37,429
                                   =======  =======  =======  =======  =======

  *The commercial and industrial loan portfolio does not contain any industry concentration which exceeds 10% of loans.

 **Prior to 1992, certain loans to the securities and mortgage banking industries were classified as other loans.

HIGHLY LEVERAGED TRANSACTIONS

At year-end 1993, HLT loans outstanding were $1,314 million and commitments were $349 million, compared with $1,658 million and $414 million at year-end 1992.
At December 31, 1993, borrowers in the communication industry represented 57% of the HLT portfolio. Nonperforming HLT loans at December 31, 1993 were $52 million (nine customers), compared with $92 million (thirteen customers) at December 31, 1992. In 1993, net charge-offs of HLTs decreased to $22 million, versus $94 million in 1992 and $174 million in 1991.
     The carrying value of equity investments associated with HLTs was $22 million at December 31, 1993, compared with $44 million at December 31, 1992. There were no debt investments associated with HLT's at December 31, 1993, compared with $33 million at the end of 1992. Commitments to fund additional equity investments were $7 million at December 31, 1993.

NONPERFORMING ASSETS

     The following table shows the distribution of nonperforming assets at December 31, 1993 and 1992:

Dollars in millions                     1993        1992       Change
                                   =======================================
Category of Loans:
HLT                                  $    52      $   92        (43)%
Commercial Real Estate                    72         143        (50)
Other Commercial                         130         139         (6)
Foreign                                   34          89        (62)
LDC(*)                                    96         109        (12)
Community Banking                        156         216        (28)
                                     -------      ------
    Total Nonperforming Loans            540         788        (31)
Other Real Estate                         99         268        (63)
                                     -------      ------
    Total Nonperforming Assets       $   639      $1,056        (39)
                                     =======      ======
Nonperforming Asset Ratio                2.1%        3.6%
Allowance/Nonperforming Loans          179.6       136.0
Allowance/Nonperforming Assets         151.8       101.5

(*) Excludes $117 million of reduced rate Philippine obligations secured by U.S.
    Treasury bonds.

     Nonperforming assets declined for the tenth consecutive quarter to $639 million at December 31, 1993.
     The decrease in nonperforming assets during 1993 is attributable to charge-offs and writedowns of $264 million and paydowns, sales, and returns to accrual status of $456 million. The decrease was partially offset by $303 million of loans placed on nonperforming status.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of the Company's financial instruments are disclosed in Note 13 to the Consolidated Financial Statements. The fair values, if realized, would improve the Company's capital resources and results of operations because the excess of fair value over the carrying amount for its assets is greater than the corresponding excess for liabilities. The fair values would not affect liquidity.
     In both 1993 and 1992, the interest rate environment produced unrecognized fair value gains in the securities and loan portfolios. Higher values attributable to consumer loans more than offset the declines in value associated with credit-impaired commercial loans. The increase in fair value of long-term debt primarily reflects the influence of the Company's stock price on the fair value of its convertible subordinated debentures.

OFF-BALANCE SHEET RISKS

The Company's significant off-balance-sheet risks are commercial lending commitments, letters of credit, securities lending indemnifications, and foreign currency and interest rate risk management products. The Company assumes these risks to reduce its own interest rate and foreign currency risks and to enable its customers to meet their credit and liquidity needs and hedge their foreign currency and interest rate risks. These items involve, to varying degrees, credit, foreign exchange, and interest rate risk not recognized in the balance sheet. There are no significant industry concentrations of such risks.
     The Company's off-balance-sheet risks are managed and monitored in manners similar to those used for on-balance-sheet risks.
     The Company's exposure to credit loss for lending commitments, letters of credit, and securities lending indemnification is represented by the contractual amount of those transactions. Since many of the commitments are expected to expire without being drawn upon, the total amount does not necessarily represent future cash requirements. In securities lending transactions, the Company requires the borrower to provide collateral, thus reducing the credit risk.
     The notional amounts for other off-balance-sheet risks express the dollar volume of the transactions; however, the credit risk is much smaller.
     The Company performs credit reviews and enters into netting agreements to minimize the credit risk of foreign currency and interest rate risk management products. Exposure to foreign exchange and interest rate risk is reduced by entering into offsetting positions.
     The amounts associated with off-balance-sheet risks are disclosed in Note 14 to the Consolidated Financial Statements.

SECURITIES

The following table sets forth the carrying amounts and the market values of securities at the end of the last three years:

                                1993              1992              1991
                          ----------------  ----------------  ----------------
                          Carrying  Market  Carrying  Market  Carrying  Market
In millions                Amount    Value   Amount    Value   Amount    Value
                          --------  ------  --------  ------  --------  ------
Securities Held for
 Investment

U. S. Government
 Obligations              $2,754    $2,813   $1,372   $1,403    $1,261   $1,295
U.S. Government Agency
 Obligations                 250       258      417      423       501      515
Obligations of States and
  Political Subdivisions   1,033     1,043    1,139    1,195     1,303    1,325
Equity Securities            206       220      205      205       328      338
Other Debt Securities        113       115      189      186       208      206
                          ------    ------   ------   ------    ------   ------
   Total Securities
    Held for Investment    4,356     4,449    3,322    3,412     3,601    3,679
                          ------     -----   ------   ------    ------   ------
Securities Held for Sale

U. S. Government
 Obligations               1,096     1,097    1,939    1,945       767      801
U.S. Government Agency
 Obligations                 120       120      639      652       302      315
Obligations of States and
 Political Subdivisions        9         9        -        -         -        -
Equity Securities             16        17        -        -         -        -
                          ------    ------   ------   ------    ------   ------
   Total Securities
    Held for Sale          1,241     1,243    2,578    2,597     1,069    1,116
                          ------    ------   ------   ------    ------   ------
   Total Securities       $5,597    $5,692   $5,900   $6,009    $4,670   $4,795
                          ======    ======   ======   ======    ======   ======

    Total proceeds from sales of securities were $6,626 million, $3,086 million, and $2,847 million in 1993, 1992, and 1991, of which proceeds from debt securities were $6,606 million, $2,960 million, and $2,793 million. Gains on the sale of debt securities were $38 million, $37 million, and $57 million in 1993, 1992, and 1991.

     The gross unrealized gains and losses in investments in securities at December 31, 1993 and 1992, are as follows:

                                          1993                   1992
                                ----------------------    ---------------------
                                   Gross      Gross         Gross       Gross
                                Unrealized  Unrealized    Unrealized  Unrealized
In millions                        Gains      Losses        Gains       Losses
                                -----------  ---------    ----------  ----------

Securities Held for Investment

U.S. Government
 Obligations                           $61        $ 2         $ 31        $ -
U.S. Government Agency
 Obligations                             8          -            7          1
Obligations of States and
 Political Subdivisions                 10          -           56          -
Equity Securities                       16          2            1          1
Other Debt Securities                    3          1            -          3
                                       ---        ---         ----        ---
   Total Securities Held
     for Investment                     98          5           95          5
                                       ---        ---         ----        ---

Securities Held for Sale

U.S. Government
 Obligations                             1          -            8         2
U.S. Government Agency
 Obligations                             -          -           13         -
Obligations of States and
 Political Subdivisions                  -          -            -         -
Equity Securities                        1          -            -         -
                                       ---        ---         ----       ---
     Total Securities
      Held for Sale                      2          -           21         2
                                       ---        ---         ----       ---
     Total Securities                 $100        $ 5         $116       $ 7
                                       ===        ===         ====       ===

The amortized cost and estimated market values of securities at December 31, 1993, by contractual maturity, are as follows:

                                                    1993
                                            ---------------------
                                                        Estimated
                                            Amortized     Market
In millions                                      Cost      Value
                                            ---------   ---------
Securities Held for Investment

Due In One Year or Less                      $  815      $  822
Due After One Year Through
 Five Years                                   2,137       2,174
Due After Five Years Through
 Ten Years                                      679         703
Due After Ten Years                             327         330
Mortgage-Backed Securities                      192         200
Equity Securities                               206         220
                                             ------      ------
    Total Securities Held
     for Investment                           4,356       4,449
                                             ------      ------
Securities Held for Sale

Due In One Year or Less                           1           1
Due After One Year Through
 Five Years                                     723         723
Due After Five Years Through
 Ten Years                                      490         491
Due After Ten Years                              11          11
Equity Securities                                16          17
                                             ------      ------
     Total Securities Held for Sale           1,241       1,243
                                             ------      ------
     Total Securities                        $5,597      $5,692
                                             ======      ======

FOREIGN OPERATIONS

The Company's foreign activities consist of banking, trust, and processing services provided to customers domiciled outside of the United States, principally in Europe and Asia. The following financial information concerning such activities reflects direct attributions and charges for funds employed, based upon average costs of interest-bearing funds:

In millions                Europe    Asia   Other Foreign  Domestic     Total
                           ------    ----   -------------  --------     -----

1993
Total Revenue              $  138   $  201       $  190     $ 3,293    $ 3,822
Income Before Income
 Taxes                         18       78            9         781        886
Net Income                     10       44            5         500        559
Total Assets                1,375    2,079        2,355      39,737     45,546

1992
Total Revenue              $  208   $  187      $  212      $ 3,263    $ 3,870
Income Before Income
 Taxes                         48       52          42          446        588
Net Income                     28       30          24          311        393
Total Assets                1,329    2,071       2,382       39,428     45,210

1991
Total Revenue              $  163   $  222      $  294      $ 3,905    $ 4,584
Income Before Income
 Taxes                         19       43          14          132        208
Net Income                     12       28          10           84        134
Total Assets                1,896    1,732       2,429       37,514     43,571


QUARTERLY DATA                                      UNAUDITED

                           1993                               1992
              -------------------------------      ----------------------------

Dollars in millions,
 except per share
 amounts
               First   Second   Third   Fourth    First   Second   Third  Fourth
Interest
 Income       $ 627   $ 628    $ 625   $ 625      $ 652   $ 660    $ 674   $ 702

Interest
 Expense        246     252      250     259        290     318      345     367
              -----   -----    -----   -----      -----   -----    -----   -----
Net
 Interest
 Income         381     376      375     366        362     342      329     335
              -----   -----    -----   -----      -----   -----    -----   -----
Provision
 for Loan
 Losses          50      55       86      93         97      95      112     139

Noninterest
 Income         307     335      347     330        290     311      284     297

Noninterest
 Expense        409     405      441     391        390     401      362     366
              -----   -----    -----   -----      -----    ----     ----    ----
Income Before
 Income
 Taxes         229     251      195     212        165     157      139     127

Income
 Taxes          72     100       77      78         53      53       47      43
             -----   -----    -----   -----      -----   -----    -----   -----
Net Income   $ 157   $ 151    $ 118   $ 134      $ 112   $ 104    $  92   $  84
             =====   =====    =====   =====      =====   =====    =====   =====
Net Income
 Available to
 Common
 Shareholders $ 151  $ 145    $ 111   $ 127      $ 103   $  96    $  84   $  76
              =====  =====    =====   =====      =====   =====    =====   =====
Per Common
 Share Data:
  Primary
  Earnings    $1.62   $1.56    $1.19   $1.37      $1.13   $1.06    $1.04   $ .95

  Fully
  Diluted
  Earnings     1.53    1.47     1.14    1.30       1.08    1.01     1.00     .91

  Cash
  Dividends    0.50    0.45     0.38    0.38        .38     .38      .38     .38

  Stock Price
    High      58.25   60.12    61.75   60.25      54.62   44.00    43.37   41.63

    Low       52.75   52.25    51.75   52.00      43.37   39.75    37.62   31.25

Ratios:
  Return on Average
    Common
    Shareholders'
    Equity   16.16%  15.95%   12.65%  15.06%     12.52%  11.95%   12.14%  11.28%

  Return on
   Average
   Assets     1.32    1.28     1.03    1.17        .94     .89      .82     .74


                                 Business Review

                         Securities and Other Processing
Highlights:

 * Revenues in Government Securities Clearance were up 36% from 1992 as a result of higher volume from existing customers and many important new relationships. We also experienced significant growth in tri-party repurchase agreements where we act as custodian.

 * For the fourth consecutive year The Bank of New York captured over 60% of the new public sponsored American Depositary Receipt business by establishing 75 new programs from 26 countries.

 * The Bank established the first two depositary receipt programs in the Peoples Republic of China and the first program in Turkey. The Bank also acted as custodian for the first Argentine company to use depositary receipts to raise capital in the U.S. private market.

 * Funds Transfer fees grew by 15% in 1993. An important part of this improvement resulted from increased dollar clearing activities in Russia, Korea, Indonesia, Taiwan, and Eastern Europe. Also, we developed new and expanded relationships with companies in the mortgage banking and securities industries.

 * Growth in our Trade Finance area was due to an increase in market share and a significant increase in letters of credit and collections from Hong Kong, China, Thailand, the Philippines, India, and Brazil.

 * Corporate Trust fees increased 20% in 1993, due to an increase in market share and a large volume of bond refinancings because of lower interest rates.

 * The Bank of New York solidified its position as the leading provider of trust services for the debt derivative market with over $34 billion in securities outstanding by year end, a fourfold increase over the previous year. Debt derivatives are secondary market products created for the purpose of increasing investor yields.

 * The Mutual Fund Division's revenues increased by 28% in 1993 largely due to new business from companies in the insurance and securities industries.

 * In Stock Transfer, revenue increased 29%. The Bank of New York received over 50 new transfer agency appointments in 1993.

 * Fees in Master Trust/Master Custody increased by 18% due in large part to new relationships in both the public and corporate sectors.

Overview:
The Bank of New York is the leader in securities processing, and among the top providers of other processing products, such as trade finance and funds transfer. In nearly all our businesses, the Bank is either the market leader or among the top five providers of processing services.

Market Leader
- -------------
American and Global Depositary Receipts
Securities Lending
Government Securities Clearance

Number Two
- ----------
Mutual Fund Custody
Unit Investment Trust

Among Top Five
- --------------
Corporate Trust
Stock Transfer
Master Trust/Master Custody
Institutional Custody
Funds Transfer
Trade Finance

Depositary Receipts -- Commonly referred to as ADRs, they allow foreign companies to offer their dollar denominated securities to investors in the United States. In 1993 we continued to expand our leadership position and increased our market share to over 53% of all public sponsored Depositary Receipt programs.

Securities Lending -- Our global programs are designed for customers whose assets are held in custody at the Bank to increase the yield on their portfolio by lending their U.S. and non-U.S. dollar denominated securities. Average daily loan outstandings in the domestic market total approximately $25 billion. Overseas, we experienced significant growth in London and expanded our securities lending operations to Hong Kong.

Government Securities Clearance -- The Bank of New York is the market leader in government securities clearance and administration of tri-party repurchase agreements. Through our highly automated systems and direct links to the Federal Reserve network, we clear a daily average of $400 billion in U.S. Government and Agencies securities. This represents a 14% increase over the 1992 level of $350 billion.

Mutual Fund Custody -- The Bank of New York is the second largest provider of mutual fund custody with $305 billion in assets under administration. Services include securities safekeeping, payment of dividends to customers and portfolio valuation.

Unit Investment Trust -- The Bank provides trustee and custody services for over 3,800 trusts with an aggregate value of $25 billion. Lower interest rates in 1993 triggered record redemptions of municipal bonds and slowed the number of new trusts established.

Corporate Trust -- The Bank is the trustee for debt instruments issued by corporations and municipal, state, and federal government agencies.
We offer a complete product line that can be customized to meet issuers' requirements for all types of fixed-income securities. We have expanded our services to include the fast-growing market for such products as mortgage-backed, asset-backed and debt derivative securities.

Stock Transfer -- We provide complete record keeping and dividend disbursement services for 350 public companies with 7 million shareholders. This represents an increase over 1992 of 27% in the number of companies as well as a 20% increase in the number of shareholders.

Master Trust/Master Custody -- We provide custody and accounting services to public and corporate pension funds, foundations, endowments, and organizations having special compliance or tax reporting requirements. The Bank is a leader in the public funds market. We have been increasing our share of business with corporate retirement funds, and in 1993 added a substantial number of new relationships.

Cash Management -- CA$H-Register (registered trademark) , one of the Bank's proprietary electronic banking systems, provides corporate customers with a computerized connection to the Bank to make payments and obtain information on their banking activities. In 1993, the Bank introduced an enhancement to CA$H-Register (registered trademark) that allows customers to access information on their multicurrency accounts at banks worldwide.

Funds Transfer -- The Bank clears an average of over $185 billion each day for domestic and foreign financial institutions. Volume increased by 25% in 1993 to a record 10 million transactions.

Trade Finance -- We provide a range of trade finance services, such as letters of credit, to many of America's leading corporations. In addition, we are emphasizing the sale of these products to middle market companies located primarily in the New York metropolitan area. Our extensive international network of correspondent banks enables us to expedite customers' imports and exports around the globe, particularly in Asia, Latin America and the Middle East.

                                   Retail Banking

Highlights:
* The Bank of New York introduced the sale of annuities* into its branch network with specially trained Investment Product Specialists. They also sell three proprietary mutual funds: the BNY Hamilton Equity Income Fund**, the BNY Hamilton Intermediate Government Fund** and the BNY Hamilton Intermediate New York Tax-Exempt Fund**. Investment Product Specialists may be reached by calling 1-800-BNY-4IPS (1-800-269-4477).

*The Bank's 24-hour bank by phone service, 1-800-CALL-BNY, was enhanced with new features such as the ability to obtain information on IRA accounts as well as to obtain information or to place stop payments on Instant Credit checks.

* ARCS Mortgage, Inc., our residential mortgage banking subsidiary, closed $3.7 billion in single- and multi-family home mortgages in 1993, up 20% over 1992. ARCS' loan servicing portfolio was $10.3 billion at year end.

Overview:

The acquisition of National Community Banks, Inc. added 105 branches to the retail network and expanded our presence to a two- state network of 383 offices serving 24 counties.

We offer the same full range of sophisticated products and services that are available to large corporations to individuals, professionals, small businesses, and municipalities.

The Custom Banking and International Private Banking areas, based in New York, provide high-net-worth individuals with a customized range of private banking products and services -- from deposit products to personal trust and asset management, as well as tailored loan products. The Bank's asset management services have been of particular value to our clients in the current low-rate environment, as they seek to maximize returns on their investments.


 *Annuities are offered through The Annuity Agency of New York, Inc.
  which is not affiliated with The Bank of New York. Annuities are not obligations nor guarantees of The Bank of New York and are not FDIC or federally insured.

**The BNY Hamilton Funds are not a deposit or obligation of The Bank of New York, are not insured by the FDIC and are not guaranteed by The Bank of New York. Investments in mutual funds involve risk, including the possible loss of principal. BNY Hamilton Distributors Inc.
  is the sponsor and distributor for the BNY Hamilton
  Funds and is unaffiliated with The Bank of New York. For a prospectus, which contains more complete information, including charges and expenses, on the BNY Hamilton Funds, call 1-800-426-9363. Read carefully before investing or sending money.

                                   Credit Cards

                         The Bank of New York (Delaware)

Highlights:

         * Credit card accounts increased in 1993 by 22% to a total of 4.8 million, while managed credit card outstandings rose by 19% to a year-end total of $6.2 billion.

         * Over the last few years, we have experienced rapid growth in our credit card business. Since 1991, compound growth rates of both accounts and outstandings have been more than twice those of the industry.

         * The Bank of New York (Delaware) has been a consistent leader in credit quality. The charge-off rate of the entire card portfolio decreased to 3.2% in 1993 from 3.9% in 1992, and was approximately 100 basis points below the industry average.

         * Two new products were introduced in the highly popular Consumers Edge family of cards: Consumers Edge 25 (registered trademark) and Consumers Edge Gold (registered trademark). Like the original Consumers Edge card, both have no annual fee and offer one of the lowest rates nationally available. Both new cards also have a 25-day grace period.

         * Three new major unions were added to the successful Union Privilege program: the American Teachers Federation, the Carpenters Union, and the Teamsters Union. Aggressive marketing campaigns to solicit these unions' members showed excellent results in 1993 and additional campaigns are underway in 1994.

Overview:

The Bank of New York (Delaware) is the seventh-largest commercial bank issuer of credit cards in the United States. Its strategy is to be the nation's leading provider of low rate, no annual fee credit cards.

The Bank's portfolio includes two key programs:

         * Consumers Edge is a no annual fee card with no grace period that appeals to customers who maintain outstanding balances. It offers one of the lowest annual percentage rates in the country.

              Excellent growth in this portfolio during 1993 was driven by aggressive advertising and direct mail campaigns. The response rate was more than twice that of the industry average.

         * The Union Privilege MasterCard (registered trademark), also low rate with no annual fee, is offered on an exclusive basis to 13 million members of the AFL-CIO. With more than 75 affiliated unions participating, the Union Privilege program is the largest single affinity card program the country. Charge-offs in the Union Privilege program are lowest of all of our card portfolios.

In 1993 we closed our credit card processing facility in South Dakota and consolidated its operations into our Delaware facilities. This action will reduce operating costs going forward.

                             Corporate Banking

Highlights:

        * The Mortgage Banking Division, part of the Bank's Special Industries Sector, is a market leader in financing mortgage banking companies. In 1993, we were lead agent on credit transactions
             totaling $1.4 billion.   Loan fee and service product income
             increased 50% over 1992 levels.

        * The Bank of New York continued to expand its role as a leader in the broadly syndicated loan market. Syndicated loan volume for 1993 increased by over 50% from the previous year for transactions in which the Bank acted as arranger, agent or co-agent. The number of administrative agencies we handle more than doubled and our fee income was up 36%.

        * The Bank is a leading lender to the Communications, Entertainment and Publishing industries. The Bank's strong relationships with these industries and a history of successful lending resulted in the division more than doubling the number of new transactions at the agent or co-agent level during 1993.

        * BNY Financial Corporation, our factoring subsidiary, completed its tenth consecutive year of record earnings. Factored sales volume grew by 7% to an annual level of $7.6 billion. Over one-half of new business was due to the introduction of a new proprietary product -- Accounts Receivable Management System -- which assists clients with back-office operations and financing their receivables.

        * The Bank continued as a major user of The Export-Import Bank of the United States ("Eximbank") providing the only two bank-to-bank credit facilities approved for Russian banks.

        * As a result of intensive efforts to cross-sell processing and operating services, Middle Market Banking produced more than a 20% increase in cash management and trade fees.

Overview:
Corporate Banking is divided into four basic areas:

Special Industries Banking

The Bank of New York has long been a leading provider of credit and operating services to the media, public utilities, securities, surface transportation, real estate, mortgage banking, insurance, and energy industries. Each specialized area provides a focused expertise to meet the unique requirements of these industries.

U.S. Commercial Banking

The Bank serves domestic corporations by focusing its calling efforts on the major metropolitan areas around the country that offer the greatest concentrations of existing and prospective customers. We seek to establish relationships with top tier companies, to obtain lead positions in corporate credits and to cross-sell processing and operating services.

Middle Market Banking

We offer lending expertise to middle market businesses throughout the greater New York metropolitan area along with sophisticated banking services usually provided to much larger companies. These services include: asset-based finance, cash management, securities processing, leasing, and investment banking. Our acquisition of National Community Banks in New Jersey provides an excellent base for expanding these services to New Jersey middle market businesses.

International Banking

Our network of 23 foreign branches and representative offices is a major source of business for securities and other processing products such as Depositary Receipts, Funds Transfer and Trade Finance. We serve overseas commercial and central banks, government agencies and corporations. Our extensive international capabilities are utilized to enhance the Bank's position with corporate customers in the United States.

                         Trust and Investment Management
Highlights:
         * Total revenues in Trust and Investment Management grew by 11% in 1993 to a record $131 million.

         * The Institutional Investment Sector posted 15% revenue growth led by a better than 50% increase in Short-Term Money Management. This portfolio management service for corporations and not-for-profit institutions helps to enhance investment returns while meeting customer liquidity requirements.

Overview:
We offer individuals a complete range of trust services through offices in New York City and in full-service regional offices in Westchester, Dutchess, and Orange counties, Long Island, and New Jersey, as well as in Florida as The Bank of New York Trust Company of Florida, N.A.

Services include investment management, custody, estate and financial planning, trust and estate settlement, income tax preparation and real estate management.

The Tax-Exempt Bond Management Division is a unique service that assists high-net-worth individuals and corporations in maximizing returns on their municipal bond portfolios. The division actively manages bond holdings by providing investment counseling, ongoing credit review, custody and comprehensive portfolio analysis and reporting. Our large size gives us a distinct competitive advantage in buying and selling municipal bonds for customers.

Institutional Investment provides portfolio management of balanced, equity and fixed-income portfolios for domestic and offshore investors. Customers include corporations, Taft-Hartley clients, endowment funds, and other tax-exempt institutions.

                            Financial Market Services
Highlights:

     * Foreign exchange profits and other trading activities totaled $79 million in 1993, the second highest level in the Company's history.

     * Securities gains of $64 million were taken as a result of favorable price movements in the bond and equity markets; securities gains were $42 million in 1992.

Overview:

The Bank of New York is a market maker in the major trading currencies of the world and provides full-service trading capabilities around the clock through offices in New York, London, Tokyo, Frankfurt, Hong Kong, Seoul, and Taipei. The Bank is a full-service broker/dealer and underwriter of investment-grade, general obligation tax-exempt securities, which are provided to mutual funds, financial institutions, corporations, and individual investors. For more information, call 1-800-BNY-MUNI. Financial market professionals manage our worldwide assets and liabilities as well as the Company's investment portfolio.