Form 10-K, Exhibit 13
BANK OF NEW YORK CO INC
filed 1995-03-30
CIK 9626

                                                                  EXHIBIT 13












                                   1994 Annual Report to Shareholders


                                       FINANCIAL HIGHLIGHTS
                                The Bank of New York Company, Inc.

Dollars in millions,
 except per share amounts         1994      1993      1992      1991      1990
Net Interest Income           $  1,717   $ 1,497   $ 1,367   $ 1,350   $ 1,476
Noninterest Income               1,289     1,319     1,183     1,094       976
Provision for Loan Losses          162       284       443       778       495
Noninterest Expense              1,646     1,646     1,519     1,458     1,527
Net Income                         749       559       393       134       311
Net Income Available to
 Common Shareholders               736       534       360       102       278
Return on Average Assets          1.49%     1.20%     0.85%     0.29%     0.59%
Return on Average Common
 Shareholders' Equity            18.49     14.98     12.00      3.85     10.64
Common Dividend Payout Ratio     27.88     27.99     33.89    125.49     57.91

Per Common Share
Primary Earnings              $   3.92   $  2.87   $  2.10   $  0.64   $  1.75
Fully Diluted Earnings            3.70      2.72      2.00         -      1.75
Cash Dividends                    1.10      0.86      0.76      0.84      1.06
Market Value at Year End         29.00     28.50     26.94     15.44      8.88

Average Securities            $  5,941   $ 6,352   $ 6,202   $ 4,676   $ 4,623
Average Loans                   32,029    30,427    30,345    32,719    38,139
Average Total Assets            50,280    46,644    46,227    46,617    53,214
Average Deposits                34,041    32,837    33,237    35,669    37,905
Average Long-Term Debt           1,530     1,729     1,386       991       872
Average Preferred
 Shareholders' Equity              157       334       409       395       395
Average Common
 Shareholders' Equity            3,980     3,563     2,996     2,652     2,611


At Year End
Allowance for Loan Losses
 as a Percent of Loans            2.40%     3.17%     3.63%     3.57%     3.11%
Tier I Capital Ratio              8.45      8.87      7.59      5.79      5.03
Total Capital Ratio              13.43     13.65     12.30      9.40      7.96
Leverage Ratio                    7.89      7.99      7.11      5.77      5.02
Common Equity to Assets Ratio     8.55      8.29      7.30      6.14      5.36
Total Equity to Assets Ratio      8.79      8.94      8.24      7.04      6.16
Common Shares Outstanding
(in millions)                  186.935   187.228   182.131   160.746   159.338
Employees                       15,477    15,621    16,167    15,139    15,847

The per common share amounts and common shares outstanding have been restated to reflect the 2-for-1 common stock split effective April 22, 1994.


                               Consolidated Balance Sheets
                            The Bank of New York Company, Inc.
                                                                  December 31,
-------------------------------------------------------------------------------
Dollars in millions, except per share amounts                  1994       1993
                                                               ----       ----
Assets
  Cash and Due from Banks                                   $ 2,903    $ 4,511
  Interest-Bearing Deposits in Banks                            992        269
  Securities:
    Held-to-Maturity (fair value of $2,707
    in 1994 and $4,449 in 1993)                               2,930      4,356
    Available-for-Sale (fair value of
    $1,721 in 1994 and $1,243 in 1993)                        1,721      1,241
                                                            -------    -------
         Total Securities                                     4,651      5,597
  Trading Assets at Fair Value                                  940      1,325
  Federal Funds Sold and Securities Purchased
   Under Resale Agreements                                    3,019         36
  Loans (less allowance for loan losses of $792 in
   1994 and $970 in 1993)                                    32,291     29,600
  Premises and Equipment                                        914        945
  Due from Customers on Acceptances                             810        888
  Accrued Interest Receivable                                   290        222
  Other Assets                                                2,069      2,153
                                                            -------    -------
         Total Assets                                       $48,879    $45,546
                                                            =======    =======
 Liabilities and Shareholders' Equity
  Deposits:
   Noninterest-Bearing (principally domestic offices)       $ 8,579    $ 8,690
   Interest-Bearing
    Domestic Offices                                         14,871     15,156
    Foreign Offices                                          10,641      8,313
                                                            -------    -------
         Total Deposits                                      34,091     32,159
  Federal Funds Purchased and Securities
   Sold Under Repurchase Agreements                           1,502      2,711
  Other Borrowed Funds                                        4,738      2,781
  Acceptances Outstanding                                       812        901
  Accrued Taxes and Other Expenses                            1,049        763
  Accrued Interest Payable                                      213        111
  Other Liabilities                                             404        458
  Long-Term Debt                                              1,774      1,590
                                                            -------    -------
         Total Liabilities                                   44,583     41,474
                                                            -------    -------
 Shareholders' Equity
   Preferred Stock-no par value, authorized 5,000,000
    shares, outstanding 184,000 shares in 1994 and
    3,648,100 shares in 1993                                    111        267
   Class A Preferred Stock-par value $2.00 per share,
    authorized 5,000,000 shares, outstanding 322,104
    shares in 1994 and 1,085,415 shares in 1993                   8         27
   Common Stock-par value $7.50 per share, authorized
    350,000,000 shares, issued 190,213,322 shares in 1994
    and 187,400,962 shares in 1993                            1,427      1,406
   Additional Capital                                           858        841
   Retained Earnings                                          2,048      1,536
   Securities Valuation Allowance                               (58)         -
                                                            -------    -------
                                                              4,394      4,077
   Less:  Treasury Stock (2,566,071 shares in 1994
    and 173,198 shares in 1993), at cost                         78          5
          Loan to ESOP (712,695 shares in 1994), at cost         20          -
                                                            -------    -------
         Total Shareholders' Equity                           4,296      4,072
                                                            -------    -------
Total Liabilities and Shareholders' Equity                  $48,879    $45,546
                                                            =======    =======

See accompanying Notes to Consolidated Financial Statements.


                          Consolidated Statements of Income
                          The Bank of New York Company, Inc.
In millions, except per share amounts          For the years ended December 31,
-------------------------------------------------------------------------------
                                                1994         1993         1992
                                                ----         ----         ----
Interest Income
Loans                                         $2,405       $2,025       $2,102
Securities
 Taxable                                         227          235          262
 Exempt from Federal Income Taxes                 56           69           86
                                              ------       ------       ------
                                                 283          304          348
Deposits in Banks                                 68           24           76
Federal Funds Sold and Securities
 Purchased Under Resale Agreements               161           97           85
Trading Assets                                    45           53           76
                                              ------       ------       ------
     Total Interest Income                     2,962        2,503        2,687
                                              ------       ------       ------
Interest Expense
Deposits                                         842          701        1,005
Federal Funds Purchased and Securities
 Sold Under Repurchase Agreements                106          102          136
Other Borrowed Funds                             191           86           85
Long-Term Debt                                   106          117           94
                                              ------       ------       ------
     Total Interest Expense                    1,245        1,006        1,320
                                              ------       ------       ------
Net Interest Income                            1,717        1,497        1,367
Provision for Loan Losses                        162          284          443
                                              ------       ------       ------
Net Interest Income After Provision
 for Loan Losses                               1,555        1,213          924
                                              ------       ------       ------
Noninterest Income
Processing Fees
  Securities                                     359          309          275
  Other                                          171          162          148
                                              ------       ------       ------
                                                 530          471          423
Trust and Investment Fees                        126          134          121
Service Charges and Fees                         465          454          437
Securities Gains                                  15           64           42
Other                                            153          196          160
                                              ------       ------       ------
      Total Noninterest Income                 1,289        1,319        1,183
                                              ------       ------       ------
Noninterest Expense
Salaries and Employee Benefits                   852          813          714
Net Occupancy                                    178          178          168
Furniture and Equipment                           88           95           97
Other                                            528          560          540
                                              ------       ------       ------
      Total Noninterest Expense                1,646        1,646        1,519
                                              ------       ------       ------
Income Before Income Taxes                     1,198          886          588
 Income Taxes                                    449          327          195
                                              ------       ------       ------
Net Income                                    $  749       $  559       $  393
                                              ======       ======       ======
Net Income Available to Common
 Shareholders                                 $  736       $  534       $  360
                                              ======       ======       ======
Per Common Share:
Primary Earnings                              $ 3.92       $ 2.87       $ 2.10
Fully Diluted Earnings                          3.70         2.72         2.00
Cash Dividends                                  1.10         0.86         0.76
Average Common Shares Outstanding            187.889      186.084      171.448

See accompanying Notes to Consolidated Financial Statements.


              Consolidated Statements of Changes in Shareholders' Equity
                          The Bank of New York Company, Inc.
Dollars in millions
For the years ended December 31,                        1994     1993     1992
                                                        ----     ----     ----
Preferred Stock
  Balance, January 1                                  $  294   $  428   $  395
    Issuance in Public Offering (shares: 1,334,000)        -        -      139
    Redemption and Repurchase (shares: 3,464,100 in
     1994, 752,120 in 1993, and 100,000 in 1992)        (156)     (76)     (99)
    Conversion of Preferred Stock (shares: 763,311 in
     1994, 65,157 in 1993, and 75 in 1992)               (19)     (58)      (7)
                                                      ------   ------   ------
  Balance, December 31                                   119      294      428
                                                      ------   ------   ------
Common Stock
  Balance, January 1                                   1,406    1,366    1,208
    Issuance in Public Offering (shares: 18,400,000)       -        -      138
    Conversion of Preferred Stock (shares: 1,412,076
     in 1994, 2,937,092 in 1993, and 369,580 in 1992)     11       22        2
    Other Issuances (shares: 1,400,284 in 1994,
     2,305,298 in 1993, and 2,227,102 in 1992)            10       18       18
                                                      ------   ------   ------
  Balance, December 31                                 1,427    1,406    1,366
                                                      ------   ------   ------
Additional Capital
  Balance, January 1                                     841      784      561
    Issuance in Public Offering                            -        -      201
    Conversion of Preferred Stock                          8       24        3
    Redemption and Repurchases of Preferred Stock         (4)      (1)      (1)
    Other                                                 13       34       20
                                                      ------   ------   ------
  Balance, December 31                                   858      841      784
                                                      ------   ------   ------
Retained Earnings
  Balance, January 1                                   1,536    1,153      913
    Net Income                                           749      559      393
    Cash Dividends
     Common Stock                                       (205)    (150)    (122)
     Preferred Stock                                     (14)     (27)     (33)
    Redemption of Preferred Stock                        (17)       -        -
    Change in Accumulated Foreign
     Currency Translation Adjustment                      (1)       1        2
                                                      ------   ------   ------
  Balance, December 31                                 2,048    1,536    1,153
                                                      ------   ------   ------
Securities Valuation Allowance
  Balance, January 1                                       1        -        -
    Net Unrealized Loss on Securities
     Available-for-Sale                                  (59)       -        -
                                                      ------   ------   ------
  Balance, December 31                                   (58)       -        -
                                                      ------   ------   ------
Less Treasury Stock
  Balance, January 1                                       5        1        6
    Issued (shares: 1,331,734 in 1994, 10,800 in
     1993, and 424,346 in 1992)                          (39)       -       (6)
    Acquired (shares: 3,724,607 in 1994, 156,330 in
     1993, and 35,644 in 1992)                           112        4        1
                                                      ------   ------   ------
  Balance, December 31                                    78        5        1
                                                      ------   ------   ------
Less Loan to ESOP (712,695 shares in 1994)                20        -        -
                                                      ------   ------   ------
  Balance, December 31                                    20        -        -
                                                      ------   ------   ------
Total Shareholders' Equity, December 31               $4,296   $4,072   $3,730
                                                      ======   ======   ======

See accompanying Notes to Consolidated Financial Statements.

                           Consolidated Statements of Cash Flows
                             The Bank of New York Company, Inc.
In millions                                    For the years ended December 31,
-------------------------------------------------------------------------------
                                                        1994     1993     1992
                                                        ----     ----     ----
Operating Activities
Net Income                                            $  749   $  559   $  393
Adjustments to Determine Net Cash Provided (Used)
by Operating Activities:
  Provision for Losses on Loans and Other Real Estate    169      338      520
  Depreciation and Amortization                          200      187      176
  Deferred Income Taxes                                  271      193      165
  Securities Gains                                       (15)     (64)     (42)
  Change in Trading Assets                             1,309     (591)    (251)
  Change in Accruals and Other, Net                     (232)      88     (263)
                                                      ------   ------   ------
    Net Cash Provided by Operating Activities          2,451      710      698
                                                      ------   ------   ------
Investing Activities
Change in Interest-Bearing Deposits in Banks            (711)      16      155
Purchases of Securities Held-to-Maturity                (367)  (2,344)  (1,436)
Sales of Securities Held-to-Maturity                       -       22      361
Maturities of Securities Held-to-Maturity                684    1,174    1,159
Purchase of Securities Available-for-Sale             (1,177)  (2,104)  (3,356)
Sales of Securities Available-for-Sale                 1,985    3,467    2,792
Maturities of Securities Available-for-Sale                8       31       37
Net Principal Collected (Disbursed) on Loans to
  Customers                                           (3,039)  (2,030)   1,049
Sales of Loans                                           323      494      634
Sales of Other Real Estate                                33       80       81
Change in Federal Funds Sold and Securities
  Purchased Under Resale Agreements                   (2,983)     229    1,462
Purchases of Premises and Equipment                      (43)     (47)     (40)
Acquisitions, Net of Cash Acquired                      (161)      58      688
Other, Net                                                18      (32)      40
                                                      ------   ------   ------
    Net Cash Provided (Used) by Investing Activities  (5,430)    (986)   3,626
                                                      ------   ------   ------
Financing Activities
Change In Deposits                                     1,814   (1,048)  (1,781)
Change in Federal Funds Purchased and Securities
  Sold Under Repurchase Agreements                    (1,209)     938   (1,927)
Change in Other Borrowed Funds                           990     (248)   1,897
Proceeds from the Issuance of Long-Term Debt             297      546      595
Repayments of Long-Term Debt                            (115)    (655)    (131)
Redemption, Conversion, and Repurchases of Preferred
  Stock and Warrants                                    (177)     (90)    (102)
Issuance of Common Stock                                  42       53      380
Issuance of Preferred Stock                                -        -      139
Treasury Stock Acquired                                 (112)      (4)      (1)
Cash Dividends Paid                                     (219)    (179)    (153)
                                                      ------   ------   ------
    Net Cash Provided (Used) by Financing Activities   1,311     (687)  (1,084)
                                                      ------   ------   ------
Effect of Exchange Rate Changes on Cash                   60      (32)     (33)
                                                      ------   ------   ------
Change in Cash and Due From Banks                     (1,608)    (995)   3,207
Cash and Due from Banks at Beginning of Year           4,511    5,506    2,299
                                                      ------   ------   ------
Cash and Due from Banks at End of Year                $2,903   $4,511   $5,506
                                                      ======   ======   ======
Supplemental Disclosure of Cash Flow Information
Cash Paid During the Year for:
    Interest                                          $1,143   $1,047   $1,408
    Income Taxes                                         155      181       74
Noncash Investing Activity (Primarily
   Foreclosure of Real Estate)                            43       54      179
Reclassification of Assets to Securities
   Held for Sale                                       1,390        -        -

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1.  Summary of Significant Accounting and Reporting Policies

The following is a summary of the Company's more significant accounting and reporting policies.

Securities - Effective January 1, 1994, the Company accounts for debt and equity securities classified as available-for-sale at fair value, except for those equity securities whose fair value cannot be readily determined. These securities are carried at cost. Equity investments of less than a majority but at least 20% ownership are accounted for by the equity method and classified as other assets. For securities carried at fair value the after tax effect of net unrealized gains and losses is reported as a separate component of shareholders' equity. Previously such securities were stated at the lower of aggregate cost or market value.

     Securities classified as trading assets are carried at fair value, with net unrealized holding gains and losses recognized currently in income. Debt securities, which the Company has the ability and intent to hold until maturity, are classified as held-to-maturity and stated at cost, adjusted for discount accrued and premium amortized. Gains and losses on the sale of securities are determined by the specific identification method.

Allowance for Loan Losses - The allowance for loan losses is maintained at a level that, in management's judgment, is adequate to absorb future losses. Management's judgment is based on an evaluation of existing risks of individual credits; past loan loss experience; the volume, composition, and growth of the loan portfolio; current and projected economic conditions; and other relevant factors.

     Effective January 1, 1995, a new accounting standard requires the Company to introduce the time value of money into the determination of the portion of the allowance for loan losses which relates to impaired, non-consumer loans. The loss component of impaired, non-consumer loans will be measured by the difference between their recorded value and fair value. Fair value would be either the present value of the expected future cash flows from borrowers, market value of the loan, or the fair value of the collateral. The impact of the new method on the Company's results of operations and financial condition is not expected to be material.

Nonperforming Assets - Commercial loans are placed on nonaccrual status when collateral is insufficient and principal or interest is past due 90 days or more, or when there is reasonable doubt that interest or principal will be collected. Accrued interest is usually reversed when a loan is placed on nonaccrual status. Interest payments received on nonaccrual loans may be recognized as income or applied to principal depending upon management's judgment. Loans are not restored to accruing status until principal and interest are current or they become fully collateralized. Consumer loans are not classified as nonperforming assets, but are charged off when they are between 120 and 185 days past due, depending on the product. Interest accrual on consumer loans is suspended when the loans are 120 days past due. Real estate acquired in satisfaction of loans is carried in other assets at the lower of the recorded investment in the property or fair value minus estimated costs to sell.


Derivative Financial Instruments - Derivative contracts, such as futures, forwards, swaps, options, and similar products, used in trading activities are recorded at market value; gains and losses are included in other noninterest income. Revenues and expenses related to derivative contracts used to hedge the Company's assets and liabilities
are recorded in net interest income.   Realized gains and losses on
hedge transactions are deferred and amortized as adjustments to net interest income over the lives (currently 5 years) of the assets or liabilities.

Other - Certain 1993 and 1992 information has been reclassified to conform its presentation with the 1994 financial statements and to reflect the effects of the 2-for-1 common stock split effective April 22, 1994.

2.  Mergers and Acquisitions

During 1994, the Company made acquisitions related to its corporate trust and factoring businesses. In December 1992, the Company acquired substantially all of the banking activities of Barclays Bank of New York, N.A. (Barclays). This transaction added deposits of $1.9 billion and assets of $1.8 billion. The pro forma effect of these acquisitions would not have been material.

     On August 11, 1993, the 10,730,668 outstanding shares of National Community Banks'(NCB) common stock were exchanged for 20,602,882 shares of the Company's common stock and the 1,149,750 outstanding shares of NCB's preferred stock were exchanged for an equal number of shares of the Company's Class A preferred stock. The merger was accounted for as a pooling of interests and prior period financial statements were restated.

     In the first quarter of 1995, the Company made acquisitions related to its corporate trust, American depositary receipts and unit investment trust businesses.

3.  Securities

The following table sets forth the amortized cost and the fair values of securities at the end of the last two years:

                                               1994
                          --------------------------------------------
                                          Gross Unrealized
In millions               Amortized       ----------------       Fair
                               Cost       Gains     Losses       Value
                          ---------       ------    ------       -----
Securities Held-to-
 Maturity
U. S. Government
 Obligations                 $1,428         $ 1      $  92      $1,337
U.S. Government Agency
 Obligations                    319           -         23         296
Obligations of States and
 Political Subdivisions         769           5          7         767
Emerging Markets                294           -        104         190
Other Debt Securities           120           -          3         117
                             ------         ---      -----      ------
   Total Securities
    Held-to-Maturity          2,930           6        229       2,707
                             ------         ---      -----      ------
Securities
 Available-for-Sale
U. S. Government
 Obligations                  1,520           2         96       1,426
Obligations of States and
 Political Subdivisions           7           -          -           7
Emerging Markets                 24           3          5          22
Equity Securities               268          11         13         266
                             ------         ---      -----      ------
   Total Securities
    Available-for-Sale        1,819          16        114       1,721
                             ------         ---      -----      ------
   Total Securities          $4,749         $22      $ 343      $4,428
                             ======         ===      =====      ======

                                              1993
                          -------------------------------------------
                                         Gross Unrealized
In millions               Amortized      ----------------        Fair
                               Cost      Gains     Losses       Value
                          ---------      -----     ------      ------
Securities Held-to-
 Maturity
U. S. Government
 Obligations                 $2,754       $ 61        $2       $2,813
U.S. Government Agency
 Obligations                    250          8         -          258
Obligations of States and
 Political Subdivisions       1,033         10         -        1,043
Equity Securities               206         16         2          220
Other Debt Securities           113          3         1          115
                             ------       ----        --       ------
   Total Securities
    Held-to-Maturity          4,356         98         5        4,449
                             ------       ----        --       ------
Securities
 Available-for-Sale
U. S. Government
 Obligations                  1,096          1         -        1,097
U.S. Government Agency
 Obligations                    120          -         -          120
Obligations of States and
 Political Subdivisions           9          -         -            9
Equity Securities                16          1         -           17
                             ------       ----        --       ------
   Total Securities
    Available-for-Sale        1,241          2         -        1,243
                             ------       ----        --       ------
   Total Securities          $5,597       $100        $5       $5,692
                             ======       ====        ==       ======

     The amortized cost and fair values of securities at December 31, 1994, by contractual maturity, are as follows:

                                     Held-to-Maturity     Available-for-Sale
                                   --------------------  -------------------
                                   Amortized       Fair  Amortized      Fair
In millions                             Cost      Value       Cost     Value
                                   ---------    -------  ---------   -------

Due in One Year or Less               $  549     $  544     $   25    $   27
Due After One Year Through
 Five Years                            1,047        999      1,003       967
Due After Five Years Through
 Ten Years                               600        549        507       441
Due After Ten Years                      569        462         16        20
Mortgage-Backed Securities               165        153          -         -
Equity Securities                          -          -        268       266
                                      ------     ------     ------    ------
                                      $2,930     $2,707     $1,819    $1,721
                                      ======     ======     ======    ======

     Realized gross gains and (losses) on the sale of securities available-for-sale were $17 million and $(1) million in 1994 and $38 million and $(3) million in 1993.

     Assets, including securities sold under repurchase agreements, carried at $2 billion, $3 billion, and $2 billion at December 31, 1994, 1993, and 1992 were pledged for various purposes as required or permitted by law.

4.  Loans

The Company's loan distribution and industry concentrations of credit risk at December 31, 1994 and 1993 are incorporated by reference from "Loans" in the Management's Discussion and Analysis Section of this Report. The Company's retail, community, and middle market banking operations in the New York metropolitan area create a significant geographic concentration.

     In the ordinary course of business the Company and its banking subsidiaries have made loans at prevailing interest rates and terms to directors and executive officers of the Company and to certain entities to which these individuals are related. The aggregate dollar amount of these loans was $663 million and $237 million at December 31, 1994 and 1993, respectively. The change in the amount of loans outstanding is primarily attributable to the inclusion of previously existing loans to entities which became related parties upon increased ownership interests acquired during 1994 by entities related to a director of the Company. All loans were fully performing during this period.

Transactions in the allowance for loan losses are summarized as follows:

-------------------------------------------------------------
In millions                          1994      1993      1992
-------------------------------------------------------------
Balance, January 1                  $ 970    $1,072    $1,084
  Charge-Offs                        (411)     (449)     (628)
  Recoveries                           57        62       117
                                    -----    ------    ------
    Net Charge-Offs                  (354)     (387)     (511)
  Provision                           162       284       443
  Credit Card Securitization           14         1         -
  Acquisitions                          -         -        56
                                    -----    ------    ------
Balance, December 31                $ 792    $  970    $1,072
                                    =====    ======    ======

     Nonaccrual and reduced rate loans outstanding at December 31, 1994, 1993, and 1992 were $297 million, $540 million, and $788 million. At December 31, 1994, commitments to borrowers whose loans were classified as nonaccrual or reduced rate were not material. At December 31, 1994 there were no derivative financial instruments on nonperforming status.

     Interest income received on nonaccrual and reduced rate loans exceeded reversals by $3 million in 1994, $4 million in 1993, and $7 million in 1992. Interest income would have been increased by $17 million, $27 million, and $89 million if loans on nonaccrual status at December 31, 1994, 1993, and 1992 had been performing for the entire year. At year end, foreign (including LDC) loans on nonperforming status were $77 million in 1994, $130 million in 1993, and $198 million in 1992. Interest income received on foreign nonperforming loans equaled reversals in 1994 and 1993, and exceeded reversals by $1 million in 1992. Interest income would have been increased by $2 million, $6 million, and $10 million if foreign loans on nonaccrual status at December 31, 1994, 1993, and 1992 had been performing for the entire year.

     Other real estate was $56 million, $99 million, and $268 million, at December 31, 1994, 1993, and 1992. Writedowns of and expenses related to other real estate included in noninterest expense were $11 million, $53 million, and $106 million (including operating expenses of $4 million, $8 million, and $25 million) in 1994, 1993, and 1992.

5.  Long-Term Debt

The following is a summary of the contractual maturity and sinking fund requirements of long-term debt at December 31, 1994 and 1993:

                                            1994                        1993
                      ---------------------------------------------    -----
                                   1 Year    After 5 Years
                       Under      Through          Through
In millions           1 Year      5 Years         10 Years    Total     Total
                      ------    ---------    -------------   ------    ------
Fixed                     $3          $12           $1,700   $1,715    $1,499
Variable                   5           24               30       59        91
                          --          ---           ------   ------    ------
 Total                    $8          $36           $1,730   $1,774    $1,590
                          ==          ===           ======   ======    ======


     Fixed-rate debt at December 31, 1994 had interest rates ranging from 6.50% to 8.50%. The weighted average interest rates on fixed-rate debt at December 31, 1994 and 1993 were 7.50% and 7.29%. Exposure to interest rate movements is reduced by interest rate swap agreements. As a result of these agreements, the effective interest rates differ from those stated. The weighted average interest rates on variable-rate debt at December 31, 1994 and 1993 were 6.25% and 5.58%.

     The Company's $250 million of 7.50% subordinated debentures due 2001 are convertible at the option of the holder into common stock of the Company at a price of $19.55 per share, subject to adjustment in certain circumstances. The debentures may be redeemed, at the option of the Company, on or after August 15, 1996 at an initial redemption price of 103.75% of the principal amount, declining by 0.75% per annum.

6.  Shareholders' Equity

The following is a summary of the Company's preferred stock outstanding:

Dollars in millions, except per share amounts         December 31, 1994   1993
-------------------------------------------------------------------------------
8.60% Cumulative, stated value $625 per share, issued
184,000 shares (4,600,000 depositary shares)                       $111   $111
Other                                                                 8    183
                                                                   ----   ----
       Total                                                       $119   $294
                                                                   ====   ====

     All holders of cumulative preferred stock have cumulative dividend rights in preference to holders of common stock.

     The 8.60% cumulative preferred stock has a liquidation preference of $625 per share and is redeemable at the option of the Company on and after December 1, 1997 at $625 per share, plus cumulative and unpaid dividends.

     At December 31, 1994, 13,771,936 warrants expiring in 1998
(exercise price $31 per share) to purchase approximately 27,543,872 shares of the Company's common stock were outstanding.

     The treasury shares were acquired pursuant to a plan to buy back up to 5 million common shares.

     At December 31, 1994, the Company had reserved for issuance 59 million common shares pursuant to the terms of securities and employee benefit plans.

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

     The effect of common stock equivalents (stock options and warrants) on earnings per share is not dilutive. Fully diluted earnings per share give effect to the assumed conversion of convertible debentures and convertible preferred stock.

7.  Income Taxes

Income taxes included in the consolidated statements of income consist of the following:

                     1994                   1993                  1992
In         ---------------------- ---------------------- ----------------------
millions   Current Deferred Total Current Deferred Total Current Deferred Total
           ------- -------- ----- ------- -------- ----- ------- -------- -----
Federal       $134    $ 189  $323    $ 90     $153  $243     $13     $112  $125
Foreign         13        -    13      11        -    11      10        -    10
State and
Local           31       82   113      33       40    73       7       53    60
              ----    -----  ----    ----     ----  ----     ---     ----  ----
              $178    $ 271  $449    $134     $193  $327     $30     $165  $195
              ====    =====  ====    ====     ====  ====     ===     ====  ====


     The components of income before taxes for the computation of taxes are as follows:
------------------------------------------
In millions         1994     1993     1992
------------------------------------------
Domestic          $1,149     $821     $540
Foreign               49       65       48
                  ------     ----     ----
                  $1,198     $886     $588
                  ======     ====     ====

     The Company's net deferred tax liability (included in accrued taxes) at December 31 consisted of the following:
------------------------------------------------------------
In millions                       1994       1993      1992
------------------------------------------------------------

Lease Financings                 $ 883     $  784    $  722
Depreciation and Amortization      308        285       280
Credit Losses on
  Nonperforming Loans             (386)      (508)     (532)
Other                              105        106        70
                                 -----     ------    ------

  Net Deferred Tax Liability     $ 910     $  667    $  540
                                 =====     ======    ======

     The Company has not recorded a valuation allowance because it expects to realize all of its deferred tax assets.

     A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate is shown in the following table:


                                  1994        1993        1992
                                  ----        ----        ----

Federal Rate                      35.0%       35.0%       34.0%
Tax-Exempt Interest               (1.6)       (2.7)       (4.9)
Foreign Operations                (1.3)       (0.2)       (3.2)
State and Local Income
 Taxes, Net of Federal
 Income Tax Benefit                5.8         4.6         6.7
Nondeductible Expenses             1.3         2.3         3.1
Leveraged Lease Portfolio         (0.5)        0.3        (0.7)
Other                             (1.2)       (2.4)       (1.8)
                                 -----       -----       -----
Effective Rate                    37.5%       36.9%       33.2%
                                 =====       =====       =====

8.  Employee Benefit Plans

Pension Plans
-------------
The Company has defined benefit retirement plans covering substantially all full-time employees. The Company has an Employee Stock Ownership Plan (ESOP), which may provide additional benefits. The Company's funding policy is to annually contribute an amount necessary to satisfy the Internal Revenue Service's funding standards.

     The following table presents the income (expense) components included in net pension income:

  In millions                                         1994    1993    1992
                                                      ----    ----    ----
  Service Cost - Benefits Earned                      $(17)   $(14)   $(14)
  Interest Cost on Projected Benefit Obligation        (23)    (20)    (23)
  Actual Return on Plan Assets                         (16)     52      74
  Net Amortization and Deferral                         82       9     (20)
                                                      ----    ----    ----
  Net Pension Income                                  $ 26    $ 27    $ 17
                                                      ====    ====    ====

     The expected long-term rate of return on plan assets used in computing pension income was 10.5% in 1994, 1993, and 1992. The ESOP provision was $1 million in 1994 and 1993 and $3 million in 1992.

     The following table sets forth the retirement plans' funded status at December 31, 1994 and 1993:

  In millions                                                 1994     1993
                                                              ----     ----
  Present Value of Accumulated Benefit Obligation, Including
    Vested Benefits of $220 in 1994 and $265 in 1993          $232     $281
                                                              ====     ====
  Present Value of Projected Benefit Obligation               $257     $311
  Plan Assets at Fair Value, Primarily Short-Term
    Investments, Fixed-Income and Equity Securities            561      588
                                                              ----     ----
  Excess of Plan Assets over the
    Projected Benefit Obligation                               304      277
  Unrecognized Prior Service Cost                              (24)     (27)
  Unrecognized Net Loss from Past Differences and
    Effects of Changes in Assumptions                           43       41
  Unrecognized Net Asset Being Amortized over 16.2 Years       (24)     (27)
                                                              ----     ----
  Prepaid Pension Cost Included in Other Assets               $299     $264
                                                              ====     ====
  Assumptions used in computing the benefit obligation were:

  Weighted Average Discount Rate                              9.38%    7.88%
  Rate of Increase in Future Compensation Level               4.38     4.38

Other Postretirement Benefits
-----------------------------
     The Company provides health care and life insurance benefits for certain retired employees. In the first quarter of 1993, the Company changed to the accrual from the cash method of accounting for these benefits.

     The cost of these benefits consisted of the following components:

In millions                                            1994       1993
                                                       ----       ----
Service Cost - Benefits Earned                         $  2       $  3
Accumulated Benefit Obligation:
  Interest                                               10         11
  Amortization                                            7          7
                                                       ----       ----
    Total                                              $ 19       $ 21
                                                       ====       ====

     The assumed health care cost trend rates to be used in determining the cost of these benefits for 1995 is 9%, decreasing proportionately in each successive year to 6% in 2010 and thereafter. A change of one percentage point in this rate for each year would change the benefit obligation by 10% and the cost of the benefits by 7%.

     The following table sets forth the funded status of the Company's other postretirement benefit obligation as of December 31:

   In millions                                                1994      1993
                                                             -----      ----
   Accumulated Postretirement Benefit Obligation:
     Retirees                                                $  69     $  88
     Fully Eligible Active Plan Participants                    21        23
     Other Active Plan Participants                             29        37
                                                             -----     -----
   Total Obligation                                            119       148
   Unrecognized Net Gain (Loss) from Past Differences
     and Effects of Changes in Assumptions                      20       (16)
   Unrecognized Net Liability Being Amortized
     Over 20 Years                                            (116)     (123)
                                                             -----     -----
   Accrued Postretirement Benefit
     Obligation Included in Other Liabilities                $  23     $   9
                                                             =====     =====

      The assumed discount rates used in determining the accumulated benefit obligation were 9.38% and 7.75% in 1994 and 1993.

9.  Company Financial Information

The condensed financial statements of the Company are as follows:

Balance Sheets
In millions          December 31,                   1994        1993
--------------------------------------------------------------------
Assets
Cash and Due from Banks                           $    -      $    2
Securities                                           138          96
Loans                                                199           3
Investment in and Advances to Subsidiaries
 Banks                                             6,112       5,713
 Other                                               140         435
                                                  ------      ------
                                                   6,252       6,148
                                                  ------      ------
Other Assets                                         138         129
                                                  ------      ------
  Total Assets                                    $6,727      $6,378
                                                  ======      ======
Liabilities and Shareholders' Equity
Other Borrowed Funds                              $  427      $  407
Due to Subsidiaries
 Banks                                                32          42
 Other                                                16          12
                                                  ------      ------
                                                      48          54
                                                  ------      ------
Other Liabilities                                    183         256
Long-Term Debt                                     1,773       1,589
                                                  ------      ------
  Total Liabilities                                2,431       2,306
                                                  ------      ------
Shareholders' Equity*
 Preferred                                           119         294
 Common                                            4,177       3,778
                                                  ------      ------
  Total Liabilities and Shareholders' Equity      $6,727      $6,378
                                                  ======      ======

*See Consolidated Statements of Changes in Shareholders' Equity.

Statements of Income

In millions    For the years ended December 31,          1994    1993    1992
-----------------------------------------------------------------------------
Operating Income
Dividends from Subsidiaries
 Banks                                                   $240    $171    $156
 Other                                                      -       7      32
Interest from Subsidiaries
 Banks                                                     98      99      70
 Other                                                      -       1       1
Other                                                      24      21       8
                                                         ----    ----    ----
  Total                                                   362     299     267
                                                         ----    ----    ----
Operating Expenses
Interest (including $1 in 1994, $8 in 1993,
 and $10 in 1992 to nonbank subsidiaries)                 122     128     108
Other                                                      15      18      10
                                                         ----    ----    ----
  Total                                                   137     146     118
                                                         ----    ----    ----
Income Before Income Taxes and Equity in
 Undistributed Earnings of Subsidiaries                   225     153     149

Income Tax Benefit                                         (8)    (11)    (19)
                                                         ----    ----    ----
Income Before Equity in Undistributed
 Earnings of Subsidiaries                                 233     164     168
                                                         ----    ----    ----
Equity in Undistributed Earnings of Subsidiaries
 Banks                                                    506     386     236
 Other                                                     10       9     (11)
                                                         ----    ----    ----
  Total                                                   516     395     225
                                                         ----    ----    ----
Net Income                                               $749    $559    $393
                                                         ====    ====    ====

Statements of Cash Flows
In millions       For the years ended December 31,    1994     1993     1992
-----------------------------------------------------------------------------
Operating Activities
Net Income                                           $ 749    $ 559   $  393
Adjustments to Determine Net Cash Provided (Used)
  by Operating Activities
  Amortization                                           3        4        2
  Equity in Undistributed Earnings
   of Subsidiaries                                    (517)    (393)    (226)
  Securities (Gains) Losses                            (13)     (14)      15
  Change in Interest Receivable                         (4)      (4)      (4)
  Change in Interest Payable                             1       (1)      13
  Change in Taxes Payable                              (78)      31       (1)
  Other, Net                                             9        3      (18)
                                                     -----    -----   ------
   Net Cash Provided by Operating Activities           150      185      174
                                                     -----    -----   ------
Investing Activities
Purchase of Securities                                (142)     (57)     (39)
Sales of Securities                                     89      117       94
Maturities of Securities                                 1       37        4
Change in Loans                                       (196)       8        8
Acquisition of, Investment in, and Advances to
  Subsidiaries                                         367      154   (1,265)
                                                     -----    -----   ------
   Net Cash Provided (Used) by Investing Activities    119      259   (1,198)
                                                     -----    -----   ------
Financing Activities
Change in Other Borrowed Funds                          20       32      257
Proceeds from the Issuance of Long-Term Debt           297      546      595
Repayments of Long-Term Debt                          (115)    (589)    (129)
Change in Advances from Subsidiaries                    (7)    (217)      40
Redemption, Conversion, and Repurchases of
  Preferred Stock and Warrants                        (177)     (90)    (102)
Issuance of Common Stock                                42       53      380
Issuance of Preferred Stock                              -        -      139
Treasury Stock Acquired                               (112)      (4)      (1)
Cash Dividends Paid                                   (219)    (179)    (153)
                                                     -----    -----   ------
   Net Cash Provided (Used) by Financing
    Activities                                        (271)    (448)   1,026
                                                     -----    -----   ------
Change in Cash and Due from Banks                       (2)      (4)       2
Cash and Due from Banks at Beginning of Year             2        6        4
                                                     -----    -----   ------
Cash and Due from Banks at End of Year               $   -    $   2   $    6
                                                     =====    =====   ======
Supplemental Disclosure of Cash Flow Information
Cash Paid During the Year for:
   Interest                                          $ 122    $ 129   $   95
   Income Taxes                                        118      152       78

     The Bank of New York ("Bank"), a significant subsidiary, is subject to dividend limitations under the Federal Reserve Act and the New York Banking Law. The Bank of New York National Association ("BNYNA") is subject to dividend limitations under the National Bank Act. Under these statutes, prior regulatory approval is required for dividends in any year that would exceed either bank's net profits for such year combined with retained net profits for the prior two years. Also, both banks are prohibited from paying a dividend in an amount greater than "undivided profits then on hand" less "bad debts" (generally loans six months or more past due).

     Under the first of these two standards, in 1995 the Bank could declare dividends of $513 million plus net profits earned in 1995 and BNYNA could declare dividends of $117 million plus net profits earned in 1995. Neither bank is restrained from paying dividends under the second of these two standards.

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

     The Company, the Bank, BNYNA, and The Bank of New York (Delaware) each must comply with risk based capital and leverage ratio guidelines established by bank regulators for bank holding companies and banks. In addition, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") restricts dividend payments that would cause certain capital ratios to fall below "adequate" capital ratio standards. Each of the Company, the Bank, BNYNA, and The Bank of New York (Delaware) is in compliance with the capital and leverage ratio standards applicable to it.

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

     The subsidiary banks of the Company are required to maintain reserve balances with Federal Reserve Banks under the Federal Reserve Act and Regulation D. Required balances averaged $789 million and $769 million for the years 1994 and 1993.

10.  Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments (i.e., monetary assets and liabilities) are determined under different accounting methods-see Note 1. The following disclosure discusses these instruments on a uniform basis - fair value. However, active markets do not exist for a significant portion of these instruments, principally loans and commitments. As a result, fair value determinations require significant subjective judgments regarding future cash flows. Other judgments would result in different fair values. Among the assumptions used by the Company are discount rates ranging principally from 7% to 11% at December 31, 1994 and 4% to 11% at December 31, 1993. The fair value information supplements the basic financial statements and other traditional financial data presented throughout this Report.

     A summary of the practices used for determining fair value is as follows:

Securities, Trading Activities, and Derivatives Designated as Hedges
--------------------------------------------------------------------
The fair value of securities and trading assets and liabilities is based on quoted market prices, dealer quotes, or pricing models. The fair value of derivative instruments such as options, future and forward rate contracts, commitments to purchase and sell foreign exchange, and foreign currency swaps, are similarly determined. The fair value of interest rate swaps is the amount that would be received or paid to terminate the agreement.

Loans and Commitments
---------------------
For certain categories of consumer loans, fair value includes consideration of the quoted market prices for securities backed by similar loans. The fair value of other types of loans is determined by discounting the future cash flows and using secondary market values. The fair value of commitments to extend credit, standby letters of credit, and commercial letters of credit is based upon the cost to settle the commitment.

Other Financial Assets
----------------------
The fair value of these assets is assumed to equal their carrying value due to their short maturity.

Deposits, Borrowings, and Long-Term Debt
----------------------------------------
The fair value of noninterest-bearing deposits is assumed to be their carrying amount. The fair value of interest-bearing deposits, borrowings, and long-term debt is estimated based upon the current rates for instruments of the same remaining maturity or quoted market prices for the same or similar issues.

The carrying amount and estimated fair value of the Company's financial instruments are as follows:

In millions    December 31,               1994                   1993
                                  --------------------    -------------------
                                  Carrying        Fair    Carrying       Fair
                                    Amount       Value      Amount      Value
                                  --------       -----    --------    -------

Assets:
Securities                        $ 4,780      $ 4,623     $ 5,715    $ 5,878
Trading Assets*                       940          940       1,325      1,325
Loans and Commitments              30,739       30,944      28,259     28,839
Derivatives Designated as Hedges       19           15          28        (42)
Other Financial Assets              7,211        7,211       5,065      5,065
                                  -------      -------     -------    -------
  Total Financial Assets           43,689      $43,733      40,392    $41,065
                                               =======                =======
Non-Financial Assets                5,190                    5,154
                                  -------                  -------
Total Assets                      $48,879                  $45,546
                                  =======                  =======
Liabilities:
Noninterest-Bearing Deposits      $ 8,579      $ 8,579     $ 8,690    $ 8,690
Interest-Bearing Deposits          25,512       25,477      23,469     23,524
Borrowings                          5,888        5,886       5,586      5,607
Long-Term Debt                      1,774        1,812       1,590      1,808
Trading Liabilities*                  562          562           -          -
Derivatives Designated as Hedges       14           45          26        (30)
                                  -------      -------     -------    -------
  Total Financial Liabilities      42,329      $42,361      39,361    $39,599
                                               =======                =======
Non-Financial Liabilities           2,254                    2,113
                                  -------                  -------
Total Liabilities                 $44,583                  $41,474
                                  =======                  =======

* On January 1, 1994, a new accounting standard required the Company to recognize unrealized gains and losses related to certain interest rate and foreign currency contracts as assets and liabilities on its balance sheet. The new standard allows the netting of unrealized gains and losses with the same counterparty when a master netting agreement is in effect. The Company previously presented all unrealized gains and losses on a net basis. Reported assets and liabilities would have been increased by approximately $688 million at December 31, 1993 as a result of the new standard.

     Commitments and contingent items reduced the fair value of loans and commitments by $79 million in 1994 and $62 million in 1993.

     The table below summarizes the carrying amount of items hedged and the related notional amount and fair value (unrealized gain/loss) of interest rate swaps and futures contracts that were designated as hedges:

In millions
                                       Interest            Futures
                                      Rate Swaps*         Contracts**
Financial                            ------------         -----------
Instruments
-----------            Carrying  Notional  Unrealized  Notional  Unrealized
                         Amount    Amount  Gain (Loss)   Amount  Gain (Loss)
                       --------  --------  ----  ----    ------  ----  ----
At December 31, 1994
--------------------
Loans                    $1,383    $  705   $22  $( 8)   $1,319    $1   $ -
Deposits                  2,779     1,030    14   (15)    2,325     -    (7)
Borrowings                1,907     1,777     7    (3)    1,040     -    (2)
Long-Term Debt              400       400     -   (39)        -     -     -
Credit Card
 Securitization             200       200     -     -         -     -     -


At December 31, 1993
--------------------
Loans                    $1,001    $  649   $ -  $(35)   $2,033    $-   $ -
Securities                  601       100     1     -     4,452     -    (8)
Deposits                    579       579    27     -         -     -     -
Borrowings                  717       717     -     -         -     -     -
Long-Term Debt              275       275     3     -         -     -     -
Credit Card
 Securitization             450       450     9     -         -     -     -



      * Gross unrealized gains (losses) for interest rate swaps are shown net at December 31, 1993.

     ** Including forward rate agreements


    A discussion of the credit, interest rate, and foreign exchange risks inherent in off-balance-sheet financial transactions is presented under "Trading and Off-Balance-Sheet Risks" in the Management's Discussion and Analysis Section of this report.

    The Company's financial assets and liabilities are primarily variable rate instruments. Fixed rate loans and deposits are issued to satisfy customer and investor needs. Derivative financial instruments are utilized to manage exposure to the effect of interest rate changes on fixed rate assets and liabilities, and to enhance liquidity. The Company matches the duration of derivatives to that of the assets and liabilities being hedged, so that changes in fair value resulting from changes in interest rates will be offset.

    The Company used receive fixed and pay fixed interest rate swaps, futures contracts, and forward rate agreements to convert fixed rate loans, deposits, borrowings, long term debt, and securitized credit card receivables to floating rates. The aggregate notional amount of the futures contracts is greater than the amount of assets hedged because the three-month duration of the futures contract is shorter than the duration of the assets hedged. The basis swaps convert various variable rate borrowings to LIBOR which better matches the assets funded by the borrowings.

    The Company uses forward foreign exchange contracts to protect the value of its investments in foreign subsidiaries. The after-tax effects are shown in the cumulative translation adjustment included in shareholders' equity. At December 31, 1994 and 1993, $202 million and $212 million in notional amount of foreign exchange contracts, with fair values of zero and $2 million, hedged corresponding amounts of foreign investments. These foreign exchange contracts had a maturity of approximately one month at December 31, 1994.

     Deferred net gains on derivative financial instruments designated as hedges amounted to $4 million and $7 million at December 31, 1994 and 1993.

     Net interest income increased by $24 million, $39 million, and zero in 1994, 1993, and 1992 as a result of derivative financial instruments designated as hedges.

     The following table illustrates the notional amount, maturities, and weighted average rates for interest rate contracts that were designated as hedges:
                                                          Maturities
In millions                            Total    -----------------------------
                                     12/31/94    1995       1996   Thereafter
-----------------------------------------------------------------------------
Receive Fixed Interest Rate Swaps:
  Notional Amount                     $1,525   $  522     $  228     $ 775
  Weighted Average:
    Receive Rate                        6.94%    6.95%      8.01%     6.62%
    Pay Rate (1)                        6.97     5.55       6.95      7.94
Pay Fixed Interest Rate Swaps:
  Notional Amount                     $  705   $  152     $   36     $ 517
  Weighted Average:
    Receive Rate (1)                    7.21%    5.51%      7.08%     7.72%
    Pay Rate                            7.03     5.38       7.74      7.46
Basis Interest Rate Swaps:
  Notional Amount                     $1,882   $1,721          -     $ 161
  Weighted Average:
    Receive Rate                        5.86%    5.87%         -      5.76%
    Pay Rate                            5.87     5.81          -      6.52
Long Eurodollar Futures:
  Notional Amount                     $2,381   $  954     $  537     $ 890
  Weighted Average Rate                 7.44%    6.90%      7.51%     7.98%
Short Eurodollar Futures:
  Notional Amount                     $1,319   $1,283     $   36         -
  Weighted Average Rate                 6.37%    6.37%      6.18%        -
Forward Rate Agreements:
  Notional Amount                     $  984   $  984          -         -
  Weighted Average:
  Receive Rate                          7.13%    7.13%         -         -
  Pay Rate                              7.62     7.62          -         -

   (1) The variable replacement rates shown above are calculated from the implied forward LIBOR yield curve as of December 31, 1994. However, actual repricings are generally based on 3 month LIBOR.

11.  Trading Activities

The fair value and the notional amount of the Company's financial instruments that are held for trading purposes are:

In millions                                          1994 Fair Values
                           Notional Amount         Assets       Liabilities
                          ------------------  ---------------  --------------
Trading Account           12/31/94  12/31/93  12/31  Average   12/31  Average
-----------------------------------------------------------------------------
Interest Rate Contracts:
 Futures and Forward
  Contracts                $ 3,890   $ 9,998   $  7   $   18    $  2    $ 14
 Swaps                       6,527     8,053     58      144      41     117
 Written Options             5,497     6,225      -        -      26      14
 Purchased Options           5,685     5,159     26       14       -       -

Foreign Exchange Contracts:
 Swaps                         549       677     31       45      38      52
 Written Options             2,161       898     14       14       7      12
 Purchased Options           2,451     1,027      3        9      13      16
 Commitments to Purchase
  and Sell Foreign Exchange 45,860    37,265    383      721     435     712

Debt Securities                                 162      582       -       -
Other Securities                                256      336       -       -
                                               ----    -----    ----    ----
Total Trading Account                          $940   $1,883    $562    $937
                                               ====   ======    ====    ====

     The credit exposure for these assets represents unrealized gains with counterparties (Assets in the table above). These credit exposures have been reduced by $284 million as a result of master netting agreements related to trading account and hedging derivatives.

     At December 31, 1994, approximately $14.3 billion of interest rate contracts will mature within one year, $6.2 billion between one to five years, and the balance after five years. Substantially all foreign exchange contracts mature within one year.

     Other noninterest income included the following income related to trading activities:

In millions
------------------------------------------------------------------------
                                  1994             1993             1992
                                  ----             ----             ----
Foreign Exchange                   $27              $54              $66
Interest Rate Contracts             13               18                7
Debt and Other Securities            4                7               21
                                   ---              ---              ---
                                   $44              $79              $94
                                   ===              ===              ===

     Foreign exchange includes income from trading commitments to purchase and sell foreign exchange, futures, and options. Interest rate contracts reflect the results of trading futures and forward contracts, interest rate swaps, foreign currency swaps, and options. Debt and other securities reflect income from trading debt and equity securities and mortgage loan origination activities.

12.  Commitments and Contingent Liabilities

In the normal course of business, various commitments and contingent liabilities are outstanding which are not reflected in the accompanying consolidated balance sheets. Management does not expect any material losses to result from these matters.

     A summary of the notional amount of the Company's off-balance-sheet credit transactions, net of participations, at December 31, 1994 and 1993 follows:

In millions

Off-Balance-Sheet Credit Risks                 1994               1993
------------------------------                 ----               ----
Commercial Lending Commitments               $21,931            $19,463
Credit Card Commitments                       15,512             11,118
Standby Letters of Credit                      4,085              3,146
Commercial Letters of Credit                   2,070              1,497
Securities Lending Indemnifications           15,326             15,005

     The total potential loss on undrawn commitments, standby and commercial letters of credit, and securities lending indemnifications is equal to the total notional amount if drawn upon, which does not consider the value of any collateral. The Company does not anticipate the use of all of its unused credit lines available to credit card holders by individual customers at one time. These credit lines are contingent upon customers maintaining specific credit standards, and the Company has the right to reduce or cancel them at any time.

     Standby letters of credit principally support corporate obligations and include $1.6 billion and $1.0 billion that were collateralized with cash and securities at December 31, 1994 and 1993. At December 31, 1994 and 1993, securities lending indemnifications were secured by collateral of $15.3 billion and $15.0 billion.

     At December 31, 1994, approximately $3.4 billion of the standbys will expire within one year, $0.7 billion between one to five years, and the balance after five years.

     At December 31, 1994 and 1993, the Company has recourse obligations related to the sale of $1,251 million and $2,118 million of mortgages and credit card receivables. The Company has recorded liabilities for these obligations of $7 million and $20 million at December 31, 1994 and 1993.

     Net rent expense for premises and equipment was $96 million in 1994, $99 million in 1993, and $91 million in 1992.

     At December 31, 1994, the Company and its subsidiaries were obligated under various noncancelable lease agreements, certain of which provide for additional rents based upon real estate taxes, insurance, and maintenance and for various renewal options. The minimum rental commitments under noncancelable operating leases for premises and equipment having a term of more than one year from December 31, 1994 are as follows:

---------------------------------------------------------------------------
           Year ending December 31,        In millions
---------------------------------------------------------------------------

           1995                                 $ 68
           1996                                   60
           1997                                   49
           1998                                   35
           1999                                   25
           Subsequent to 1999                     95
                                                ----
           Total Minimum Lease Payments         $332
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

     In May 1990, NEB brought suit against the Company in the United States Court for the District of Connecticut seeking money damages of $350 million relating to NEB's allegations that the Company breached its obligations. In November 1990, the Company filed a motion for summary judgment to have the lawsuit dismissed; in June 1991, this motion was granted as to NEB's Connecticut Unfair Trade Practices Act and libel claims and denied as to NEB's other claims. In March 1993, the Company's motion for summary judgment on NEB's contract claims was denied. In May 1993, as part of the acquisition of NEB's Class A voting common stock by First Fidelity Bancorporation, NEB's interest in the suit was transferred to a trust funded with $2 million for the benefit of former NEB shareholders. In the opinion of management, the claims made are without merit.

     In the ordinary course of business, there are various claims pending against the Company and its subsidiaries. In the opinion of management, liabilities arising from such claims, if any, would not have a material effect upon the Company's consolidated financial statements.


13.  Other Noninterest Income and Expense

     Other noninterest income includes equity in earnings of unconsolidated subsidiaries of $34 million, $46 million, and $26 million in 1994, 1993, and 1992. Other noninterest expense includes deposit insurance premiums of $52 million, $57 million, and $50 million in 1994, 1993, and 1992 and amortization of intangibles of $86 million, $81 million, and $78 million in 1994, 1993, and 1992.

14.  Stock Option Plans

The Company has stock option plans (the Plans) which provide for the issuance of stock options at fair market value at the date of grant to officers and key employees of the Company and its subsidiaries. Under the Company's 1993 Plan, options to acquire common stock may be granted in amounts that do not exceed, on a cumulative basis, 1% of the outstanding shares of common stock per year, and, subject to adjustment, options covering no more than approximately 9.2 million shares in the aggregate may be granted during the first five years. Generally, each option granted under the Plans is exercisable between one and 10 years from the date of grant. The following is a summary of activity under the Plans for the years 1994, 1993, and 1992:

                       1994                   1993                  1992
-------------------------------------------------------------------------------
                           Option                 Option                Option
                            Price                  Price                 Price
                  Shares  Per Share      Shares  Per Share     Shares Per Share
-------------------------------------------------------------------------------
Outstanding,
 January 1     6,609,852  $9.38 to    6,089,188  $5.56 to   5,940,276  $5.56 to
                           27.38                  22                    22

Granted        1,012,800   26 to      2,054,300   27.38     1,804,660   8.34 to
                           31.88                                        18.88

Exercised       (847,386)  9.38 to   (1,417,608)  5.56 to  (1,497,268)  9.38 to
                           27.38                  22                    22

Canceled         (58,520)  9.38 to     (116,028)  9.38 to    (158,480) 12.79 to
                           27.38                  27.38                 22
               ---------  ---------   ---------  --------   ---------  --------
Outstanding,              $10.71 to              $9.38 to              $5.66 to
 December 31   6,716,746   31.88      6,609,852   27.38     6,089,188   22
               =========  =========   =========  ========   =========  ========
Exercisable,              $10.71 to              $9.38 to              $5.56 to
 December 31   4,959,134   27.38      3,863,358   22        3,652,992   22
               =========  =========   =========  ========   =========  ========
Available for
 Grant,
 December 31   4,346,130              5,607,850                None
               =========              =========


15.  Foreign Operations

The Company's foreign activities consist of banking, trust, and processing services provided to customers domiciled outside of the United States, principally in Europe and Asia. The following financial information concerning such activities reflects direct attributions and charges for funds employed, based upon average costs of interest-bearing funds:


                                   1994
                   --------------------------------------
                              Income
                              Before
                     Total    Income       Net      Total
                   Revenue     Taxes    Income     Assets
                   -------    ------    ------    -------
Europe              $  124    $    6      $  3    $ 1,939
Asia                   211        94        53      2,179
Other Foreign          181         9         5      2,785
Domestic             3,735     1,089       688     41,976
                    ------    ------      ----    -------
  Total             $4,251    $1,198      $749    $48,879
                    ======    ======      ====    =======

                                   1993
                   --------------------------------------
                              Income
                              Before
                     Total    Income       Net      Total
                   Revenue     Taxes    Income     Assets
                   -------    ------    ------    -------
Europe              $  138      $ 18      $ 10    $ 1,375
Asia                   201        78        44      2,079
Other Foreign          190         9         5      2,355
Domestic             3,293       781       500     39,737
                    ------      ----      ----    -------
  Total             $3,822      $886      $559    $45,546
                    ======      ====      ====    =======

                                    1992
                   --------------------------------------
                              Income
                              Before
                     Total    Income       Net      Total
                   Revenue     Taxes    Income     Assets
                   -------    ------    ------    -------
Europe              $  208      $ 48      $ 28    $ 1,329
Asia                   187        52        30      2,071
Other Foreign          212        42        24      2,382
Domestic             3,263       446       311     39,428
                    ------      ----      ----    -------
  Total             $3,870      $588      $393    $45,210
                    ======      ====      ====    =======

    Foreign exchange activities arise from servicing customers' needs for foreign exchange, and from managing the Company's foreign currency positions. Net gains resulting from foreign exchange transactions were $27 million, $54 million, and $66 million in 1994, 1993, and 1992, and are included in other noninterest income.

Independent Auditors' Report                       Deloitte & Touche LLP


To the Board of Directors and Shareholders of The Bank of New York Company, Inc.
New York, New York

We have audited the accompanying consolidated balance sheets of The Bank of New York Company, Inc. and subsidiaries (the "Company") as of December 31, 1994 and 1993, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The 1992 consolidated financial statements give retroactive effect to the merger of the Company and National Community Banks, Inc., which has been accounted for as a pooling of interests as described in Note 2 to the consolidated financial statements. We did not audit the consolidated statements of income, changes in shareholders' equity, and cash flows of National Community Banks, Inc. for the year ended December 31, 1992, which statements reflect net income of $23,785,000 for the year ended December 31, 1992. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for National Community Banks, Inc. for 1992, is based solely on the report of such other auditors.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Bank of New York Company, Inc. and subsidiaries as of December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994 in conformity with generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, on January 1, 1994 the Company changed its method of accounting for certain investments in debt and equity securities to conform with Statement of Financial Accounting Standards No. 115.

\s\  Deloitte & Touche LLP

New York, New York
February 24, 1995

Management's Discussion and Analysis of the Company's Financial
Condition and Results of Operations

------------------------------------------------------------------------
SUMMARY OF RESULTS

For the year 1994, The Bank of New York Company, Inc. (the Company) reported record net income of $749 million or a record $3.70 per fully diluted share, compared with $559 million or $2.72 per fully diluted share in 1993 and $393 million or $2.00 per fully diluted share in 1992.
     Net interest income reached record levels as the net interest spread increased to 3.30% and the net yield on interest earning assets was 4.11%. These increases reflect a continued shift in the asset mix toward higher yielding assets, including strong growth in credit cards. A reduction in nonperforming assets also contributed to the increase in net interest income. Revenues from the Company's securities and other processing businesses remained strong. A lower provision for loan losses and continued control of operating expenses contributed to higher earnings.
     The Company increased its quarterly stock dividend to 32 cents per share, a 42% increase. The Company also declared a 2-for-1 common stock split. In addition, the Company repurchased 3.7 million shares of common stock. The Company retained $512 million of earnings and issued $300 million of subordinated debt. Two issues of preferred stock were redeemed in 1994, reducing preferred stock by $156 million and retained earnings by $17 million.
     In 1994, returns on average common equity and on average assets established all-time highs. Return on average common equity was 18.49% in 1994 compared with 14.98% in 1993 and 12.00% in 1992, while return on average assets for 1994 was 1.49% compared with 1.20% in 1993 and .85% in 1992.
     Nonperforming assets declined by $286 million, or 45%, to $353 million in 1994. December 31, 1994 marked the fourteenth consecutive quarter that nonperforming assets declined.
     The Tier I and total capital ratios for the Company at December 31, 1994 were 8.45% and 13.43% compared with 8.87% and 13.65% last year and 7.59% and 12.30% in 1992. Tangible common equity as a percent of total assets was 7.39% at December 31, 1994 compared with 7.00% one year ago and 5.83% in 1992.
     In 1993, spreads widened reflecting a continuing shift in asset mix toward higher yielding assets and a lower level of nonperforming assets. Fee income was strong, especially from credit cards and securities and other processing. A lower provision for loan losses, continued control of operating expenses, and the acquisition of 62 branches of Barclays Bank of New York, N.A. (Barclays) on December 11, 1992, also helped to increase earnings. Earnings at the National Community Division (BNYNA) increased significantly in 1993.
     During 1993, the Company strengthened its capital position. The Company retained $383 million of earnings and issued $550 million of subordinated debt while $655 million of long-term debt matured or was redeemed and $75 million of preferred stock was redeemed. In addition, $58 million of preferred stock was converted into $46 million of common stock.
     In 1992, noninterest income from personal trust, funds transfer, trade finance, securities lending, mutual fund custody, stock transfer, government securities clearance, and corporate trust grew significantly. Net interest income increased, reflecting increases in the net interest rate spread and the net yield on interest-earning assets. Strict control of operating expenses resulted in a modest increase in compensation expense and declines in furniture and fixture and occupancy expense. The provision for loan losses was significantly lower in 1992 compared with 1991.
     In 1992, the Company sold 18.4 million shares of common stock for $339 million, $600 million of subordinated debt, and $143 million of preferred stock. It redeemed $100 million of subordinated debt and $100 million of preferred stock.

NET INTEREST INCOME

Dollars in millions                           1994          1993         1992
                                              ----          ----         ----
Net Interest Income on a Taxable
 Equivalent Basis                           $1,763        $1,550       $1,434
Net Interest Rate Spread                      3.30%         3.12%        2.91%
Net Yield on Interest-Earning Assets          4.11%         3.84%        3.61%

     On a taxable equivalent basis, net interest income increased 14% in 1994. Credit card growth, the large decline in nonperforming loans, and wider interest rate spreads contributed to this growth during 1994. Average loans grew to $32.0 billion in 1994 from $30.4 billion in 1993. Managed credit card outstandings were up by 24% to $7.7 billion at December 31, 1994 and the number of card accounts increased by 25% from one year ago to 6.0 million. Large corporate lending in the U.S. also showed strong growth. The net interest rate spread and net yield on interest-earning assets increased by 6% and 7% in 1994. The spread and yield benefitted from the return of most of the Company's credit card securitization to its balance sheet. The increase in the yield also reflects an increase in the volume of interest-free sources of funds by $281 million (a portion attributable to compensating balances in lieu of servicing fees), and higher returns on these funds in a rising interest rate environment.
     Net interest income increased 8%, the spread by 7%, and the yield by 6% in 1993. Contributing to these increases were a $0.7 billion rise in the level of average interest-earning assets, the Company being liability sensitive in a declining rate environment, and the large decline in nonperforming loans. The increase in yield also reflects a higher volume of interest-free sources of funds, partially offset by lower returns on these funds in a low interest rate environment.
     Average earning assets increased to $40.4 billion in 1993 from $39.7 billion in 1992, primarily resulting from a $0.8 billion increase in federal funds sold and securities purchased under resale agreements. Although average loans did not grow ($30.4 billion in 1993) the mix improved, contributing to the growth in spread and yield. Special strength was noted in wholesale mortgage lending, securities industries banking, factoring, and credit card lending, which increased $1.1 billion.
     The credit card securitizations reduced net interest income by $87 million in 1994, $162 million in 1993, and $164 million in 1992.
     Interest income would have been increased by $17 million, $27 million, and $89 million if loans on nonaccrual status at December 31, 1994, 1993, and 1992 had been performing for the entire year.

NONINTEREST INCOME

Noninterest income is provided by a wide range of fiduciary and processing services, other fee-based services, and trading activities. These revenues were $1,289 million in 1994, compared with $1,319 million in 1993 and $1,183 million in 1992.
     Securities processing fees were $359 million, $309 million, and $275 million in 1994, 1993, and 1992. Other processing fees, principally funds transfer, deposit services, and trade finance, were $171 million in 1994, $162 million in 1993, and $148 million in 1992. Trust and investment fees were $126 million in 1994, $134 million in 1993, and $121 million in 1992. Service charges and fees, excluding those associated with the credit card securitization, were $427 million in 1994, compared with $390 million in 1993 and $367 million in 1992. For further discussion of fee revenue see Sector Profitability.
     The credit card securitizations increased noninterest income by $38 million in 1994, $64 million in 1993, and $70 million in 1992. Most of the decrease in the noninterest income from securitizations in 1994 compared with 1993 was due to maturities.
     Securities gains totaled $15 million, $64 million, and $42 million in 1994, 1993, and 1992, including gains on equity securities of $28 million in 1993 and $1 million in 1992. There were no net equity securities gains recorded in 1994. The 1992 results include a $31 million writedown of the Company's investment in Northeast Bancorp, Inc.
     Other noninterest income was $153 million in 1994, $196 million in 1993, and $160 million in 1992. Profits from foreign exchange and other trading activities were $44 million, $79 million, and $94 million in 1994, 1993, and 1992. Other noninterest income for 1994 and 1993 included pre-tax gains of $22 million and $24 million related to the sale of portions of the Company's interest in Wing Hang Bank, Ltd.


NONINTEREST EXPENSE AND INCOME TAXES

Expenses remained under good control in 1994.    Total noninterest
expense was $1,646 million in 1994, unchanged from 1993. Noninterest expense was $1,519 million in 1992.
     Net occupancy and furniture and fixture expenses fell by a combined $7 million, or 3%, to $266 million. Salary expense increased by 4% in 1994, and profit sharing and incentive compensation also increased. Medical insurance expense was $59 million in 1994, a decline of 5% from $62 million in 1993.
     Total noninterest expense increased 8% in 1993 compared with 1992. Furniture and equipment expense declined by 2% to $95 million for the year. Other real estate expense declined substantially. Salaries increased 10% in 1993 to $601 million from $546 million in 1992, and profit sharing increased to $58 million from $38 million. Other employee benefits - primarily incentive compensation and health care expenses - were up 19% to $154 million from $129 million in 1992. Occupancy expense increased by 6% to $178 million.
     Deposit insurance premiums were $52 million in 1994 compared with $57 million and $50 million in 1993 and 1992. The FDIC has proposed a substantial reduction in the assessment rate for deposit insurance premiums.
     Other real estate charges were $11 million, $53 million, and $106 million in 1994, 1993, and 1992. Operating expenses related to other real estate owned were approximately $4 million in 1994, compared with $8 million in 1993 and $25 million in 1992.
     The Company's consolidated effective tax rates for 1994, 1993, and 1992 were 37.5%, 36.9%, and 33.2%. The 1994 rate reflects the reduced impact of tax-exempt income and state and local income taxes, offset by lower taxes on foreign operations and the effect of nondeductible expenses to total income. In 1993, the federal tax rate increased from 34% to 35%, tax-exempt income had less of an effect, and foreign tax credits were lower. These increases were partially offset by the impact of state and local income taxes and nondeductible expenses.

LIQUIDITY

The Company maintains its liquidity through the management of its assets and liabilities, utilizing worldwide financial markets. The diversification of liabilities reflects the flexibility of the Company's funding sources under changing market conditions. Stable core deposits, including demand and retail time, are generated through the Company's diversified network and managed with the use of trend studies and deposit pricing. The use of derivative products such as interest rate swaps and financial futures enhances liquidity through the issue of long-term liabilities without exposure to interest rate risk. Liquidity also results from the maintenance of a portfolio of assets which can be easily reduced and the monitoring of unfunded loan commitments, thereby reducing unanticipated funding requirements.
     Average savings and noninterest-bearing deposits decreased by $0.3 billion during 1994. Medium-term notes grew by $1.4 billion and foreign deposits increased by $2.1 billion. More volatile sources of interest-bearing deposits and borrowings decreased by $0.5 billion.
     In 1994, the Company's average commercial paper borrowings were $361 million compared with $93 million in 1993. The Company has backup lines of credit at financial institutions supporting these borrowings.
     The following comments relate to the information disclosed in the Consolidated Statements of Cash Flows.
     Cash flows from earnings and other operating activities were 2.5 billion in 1994, compared with $0.7 billion in 1993 and 1992. The 1994 increase reflects a decline in trading assets.
     The 1994 and 1993 cash flows used by investing activities were $5.4 billion and $1.0 billion, reflecting additions to loans and securities. In 1992, investing activities were the source of $3.6 billion of cash flow, reflecting a decrease in federal funds sold and securities purchased under resale agreements and a reduction of loans. Cash provided by financing activities was $1.3 billion in 1994 as the Company used deposits and other borrowings to finance its investing activities. Cash used by financing activities was $0.7 billion and $1.1 billion in 1993 and 1992 as the Company reduced its deposit borrowings.
     Restrictions on the ability of the Company to obtain funds from its subsidiaries are discussed in Note 9 to the Consolidated Financial Statements.

CAPITAL RESOURCES
                                                 December 31,
Capital Ratios                            1994                  1993
--------------                            ----                  ----
Common Equity                             8.55%                 8.29%
Tangible Common Equity                    7.39                  7.00
Tier I Capital                            8.45                  8.87
Total Capital                            13.43                 13.65
Leverage                                  7.89                  7.99


     The Company's common equity ratio is one of the highest among money center banks. The Company's banks' capital ratios exceed "well capitalized," the highest of five regulatory capital categories.
     Shareholders' equity was $4,296 million at December 31, 1994, compared with $4,072 million at December 31, 1993 and $3,730 million at December 31, 1992. The increase in common shareholders equity in 1994 is primarily attributable to growth in retained earnings of $512 million offset by the repurchase of $112 million of common stock.
     The change in shareholders' equity in 1993 is primarily attributable to growth in retained earnings of $383 million offset in part by the redemption of $75 million of stock.
     The Company can issue up to $450 million of debt and preferred stock (including convertible preferred stock) pursuant to a shelf registration statement.

CREDIT CARD SECURITIZATION

Credit card receivables sold in the form of a security is a technique for financing the Company's credit card operations. For accounting purposes, the underlying assets and liabilities are removed from the balance sheet, and amounts otherwise reported in the income statement as net interest income, fees, and provision for loan losses are reflected in noninterest income.
     The Company securitized $1,350 million of credit card receivables in 1991; $200 million were outstanding at December 31, 1994 and are scheduled to mature in 1995. The impact of the securitizations on the Company's financial statements, assuming the funds received from the securitizations were used to replace short-term borrowings, is summarized below:

In millions                              1994        1993       1992
                                         ----        ----       ----
Lower Net Interest Income                $87         $162       $164
Lower Provision for Loan Losses           32           56         57
Higher Noninterest Income                 38           64         70

PROVISION AND ALLOWANCE FOR LOAN LOSSES

In 1994, the Company continued to experience significant improvement in asset quality as nonperforming loans dropped sharply. As a result the provision for loan losses was $162 million in 1994, compared with $284 million in 1993 and $443 million in 1992. Net charge-offs were $354 million in 1994, $387 million in 1993, and $511 million in 1992. In these years net charge-offs were primarily attributable to real estate, other commercial, and consumer loans. The total allowance for loan losses was $792 million and $970 million at year-end 1994 and 1993. The decrease in the allowance for loan losses ($178 million in 1994 and $102 million in 1993) resulted primarily from net charge-offs exceeding the provision for loan losses and the sharp decline in the level of nonaccrual loans. Maturities in the Company's credit card securitization program enabled it to transfer $14 million in 1994 and $1 million in 1993 of its recourse obligation from other liabilities to the allowance. The ratio of the total allowance for loan losses to year-end loans was 2.40% and 3.17% at December 31, 1994 and 1993. The allowance for loan losses was 224% of total nonperforming assets at December 31, 1994, compared with 152% at December 31, 1993.

LOANS

The following table shows the Company's loan distribution at the end of each of the last five years:
                                     1994     1993     1992     1991     1990
In millions                          ----     ----     ----     ----     ----

Domestic
  Commercial and Industrial Loans* $11,149  $ 9,781  $10,495  $12,398  $12,896
  Consumer Loans                     8,265    6,028    5,229    4,315    6,080
  Real Estate Loans
    Construction and Land
     Development                       125      160      188      322      665
    Other, Principally Commercial
     Mortgages                       2,743    2,626    2,822    2,340    2,456
    Collateralized by Residential
     Properties                      3,036    3,203    3,423    2,820    3,633
  Banks and Other Financial
   Institutions**                    1,289    1,893    1,521       35       35
  Loans for Purchasing or Carrying
   Securities                        2,339    2,275    1,098    1,417    1,079
  Lease Financings                   1,308    1,038    1,033    1,063    1,026
  Other**                               49       65      126    1,222    1,784
                                   -------  -------  -------  -------  -------
      Total Domestic                30,303   27,069   25,935   25,932   29,654
                                   -------  -------  -------  -------  -------
Foreign
  Commercial and Industrial Loans 1,605 1,775 1,928 2,773 3,130 Banks and Other Financial
   Institutions                        672      810      997    1,122    1,428
  Government and Official
   Institutions***                     212      565      535      546      584
  Other                              1,161    1,188      947      795    1,817
                                   -------  -------  -------  -------  -------
      Total Foreign                  3,650    4,338    4,407    5,236    6,959
                                   -------  -------  -------  -------  -------
      Total Loans                   33,953   31,407   30,342   31,168   36,613
Less: Unearned Income                  870      837      845      833      837
      Allowance for Loan Losses        792      970    1,072    1,084    1,111
                                   -------  -------  -------  -------  -------
       Net Loans                   $32,291  $29,600  $28,425  $29,251  $34,665
                                   =======  =======  =======  =======  =======

  * The commercial and industrial loan portfolio does not contain any industry concentration which exceeds 10% of loans.

 ** Prior to 1992, certain loans to the securities and mortgage banking industries were classified as other loans.

*** During 1994, $292 million of loans were reclassified to securities.

    At year-end 1994, highly leveraged transaction (HLT) loans outstanding were $1,250 million and commitments were $480 million compared with $1,314 million and $349 million at year-end 1993. At December 31, 1994, borrowers in the communication industry represented 50% of the HLT portfolio. In 1994, net charge-offs of HLTs were $33 million compared with $22 million in 1993 and $94 million in 1992.

NONPERFORMING ASSETS

The following table shows the distribution of nonperforming assets at December 31, 1994 and 1993:

Dollars in millions                     1994        1993       Change
                                     ----------------------------------
Category of Loans:
HLT                                     $ 24        $ 52        (54)%
Commercial Real Estate                    63          72        (13)
Other Commercial                          50         130        (62)
Foreign                                   32          34         (6)
LDC                                       45          96        (53)
Community Banking                         83         156        (47)
                                        ----        ----
    Total Nonperforming Loans            297         540        (45)
Other Real Estate                         56          99        (43)
                                        ----        ----
    Total Nonperforming Assets          $353        $639        (45)
                                        ====        ====
Nonperforming Asset Ratio                1.1%        2.1%
Allowance/Nonperforming Loans          266.7       179.6
Allowance/Nonperforming Assets         224.4       151.8


     Nonperforming assets declined for the fourteenth consecutive quarter to $353 million at December 31, 1994.
     The decrease in nonperforming assets during 1994 is attributable to charge-offs and writedowns of $149 million and paydowns, sales, and returns to accrual status of $299 million. The decrease was partially offset by $162 million of loans placed on nonperforming status.


FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of the Company's financial instruments are disclosed in
Note 10 to the Consolidated Financial Statements. The fair values, if realized, would improve the Company's capital resources and results of operations because the excess of fair value over the carrying amount for its assets is greater than the corresponding excess for liabilities.
The fair values would not affect liquidity.
     In 1994, rising interest rates reduced unrecognized fair value gains in the securities portfolios compared to 1993. Higher values attributable to consumer loans more than offset the declines in value associated with credit-impaired commercial loans in both 1994 and 1993. The increase in fair value of long-term debt primarily reflects the influence of the Company's stock price on the fair value of its convertible subordinated debentures.

TRADING AND OFF-BALANCE SHEET RISKS

The Company's significant trading and off-balance-sheet risks are securities, foreign currency and interest rate risk management products, commercial lending commitments, letters of credit, and securities lending indemnifications. The Company assumes these risks to trade for its own account, to reduce its own interest rate and foreign currency risks, and to enable its customers to meet their credit and liquidity needs and hedge their foreign currency and interest rate risks. These items involve, to varying degrees, credit, foreign exchange, and interest rate risk not recognized in the balance sheet. The Company's off-balance-sheet risks are managed and monitored in manners similar to those used for on-balance-sheet risks. There are no significant industry concentrations of such risks. The Company manages trading risk through a system of position limits and an earnings at risk methodology. Position limits restrict by instrument and currency the size of positions the Company can take. Earnings at risk is designed to measure with 95% certainty the Company's exposure to change in earnings resulting from price fluctuations in the Company's trading portfolio over a 24-hour period. At December 31, 1994 the trading portfolio's earnings at risk were $2 million.
     The Company's exposure to credit loss for lending commitments, letters of credit, and securities lending indemnification is represented by the contractual amount of those transactions. Since many of the commitments are expected to expire without being drawn upon, the total amount does not necessarily represent future cash requirements. In securities lending transactions, the Company requires the borrower to provide collateral, thus reducing the credit risk.
     The notional amounts for other off-balance-sheet risks express the dollar volume of the transactions; however, the credit risk is much smaller. The Company performs credit reviews and enters into netting agreements to minimize the credit risk of foreign currency and interest rate risk management products. Exposure to foreign exchange and interest rate risk is reduced by entering into offsetting positions.
     The amounts associated with off-balance-sheet risks are disclosed in Notes 10 and 12 to the Consolidated Financial Statements.

SECTOR PROFITABILITY

The Company has an internal information system used for management purposes that produces sector performance data for Trust, and Securities and Other Processing, Retail Banking, Corporate Banking, and Other sectors. A set of measurement principles has been developed to help ensure that reported results of the sectors track their economic performance. Sector results are subject to restatement whenever improvements are made in the measurement principles or organizational changes are made.
     Net interest income is computed on a taxable equivalent basis. Support and other indirect expenses are allocated to sectors based on general guidelines. The provision for loan losses is based on net charge-offs incurred by each sector. Assets and liabilities are match funded.
     The Trust, and Securities and Other Processing Sector provides a broad array of fee based services. Trust includes personal trust, personal asset management and institutional investment. Securities processing includes American depositary receipts, corporate trust, securities lending, government securities clearance, mutual fund custody, unit investment trust, stock transfer, and institutional custody. Trade finance, funds transfer, and deposit services are included in other processing.
     Retail banking includes credit card financing, consumer lending, custom banking, and residential mortgage lending.
     The Corporate Banking Sector is divided into special industries banking, U.S. commercial banking, middle market banking, international banking, and factoring.
     Other includes trading and investing activities, treasury services to other sectors, general administration, and the difference between the recorded provision for loan losses and that allocated to sectors.

     The sectors contributed to the Company's profitability as follows:


              Trust, and
              Securities
               And Other       Retail  Corporate
              Processing      Banking    Banking       Other          Total
              -------------------------------------------------------------
In millions    1994 1993   1994  1993  1994 1993  1994  1993    1994   1993
               ---- ----  -----  ----  ---- ----  ----  ----  ------ ------
Net Interest
  Income on a
  Taxable
  Equivalent
  Basis        $129 $108  $1,034 $831  $482 $466  $118  $145  $1,763 $1,550

Provision
  for Loan
  Losses          -    -     203  184   151  203  (192) (103)    162    284

Noninterest
  Income        754  703     220  242   250  248    65   126   1,289  1,319

Noninterest
  Expense       582  539     702  709   223  250   139   148   1,646  1,646
              -------------------------------------------------------------
Income
  before
  Taxes        $301 $272  $  349 $180  $358 $261  $236  $226  $1,244 $  939
              =============================================================


     In the Trust, and Securities and Other Processing Sector, American depositary receipts and corporate trust showed exceptional growth. Other areas of strength included mutual fund custody and government securities clearance. In other processing, trade finance increased by 15% over 1993. Overall volume and total revenue in funds transfer were up 20% and 18% from 1993. However, service fees in the funds transfer and deposit services area were lower due to customers' increasing use of compensating balances in a rising interest rate environment. Trust and investment management reported lower revenue due primarily to lower market valuations of assets under management.

     The increase in the Retail Sector principally reflects strong growth in the Company's credit card business. This growth was reflected both in net interest income, which increased due to increased outstandings, and in noninterest income, which increased due to greater interchange revenue. Maturities in the sector's credit card securitization program shifted revenue from noninterest income to net interest income.

     The increase in net interest income in the Corporate Banking Sector is attributable to higher yields as well as a decline in nonperforming assets. The sector also benefitted from a reduction in the provision for loan losses. In addition, increased earnings in the Company's factoring business contributed to the sector's results. The decrease in noninterest expense is partially attributable to a reduction in other real estate expense.

     The increase in the other sector reflects a credit for the difference between the recorded provision for loan losses and that allocated to the sectors. The other sector had a decline in revenue from trading and investing activities.

QUARTERLY DATA                               UNAUDITED

                                 1994                           1993
                      ---------------------------  ---------------------------
Dollars in millions,  Fourth  Third Second  First  Fourth  Third Second  First
 except per share
 amounts

Interest Income        $ 853  $ 783  $ 698  $ 626   $ 627  $ 628  $ 625  $ 625

Interest Expense         378    335    289    243     246    252    250    259
                       -----  -----  -----  -----   -----  -----  -----  -----
Net Interest Income      475    448    409    383     381    376    375    366
                       -----  -----  -----  -----   -----  -----  -----  -----
Provision for Loan
  Losses                  39     39     39     45      50     55     86     93

Noninterest Income       298    321    321    350     307    335    347    330

Noninterest Expense      413    420    410    403     409    405    441    391
                       -----  -----  -----  -----   -----  -----  -----  -----
Income Before
  Income Taxes           321    310    281    285     229    251    195    212

Income Taxes             120    116    105    107      72    100     77     78
                       -----  -----  -----  -----   -----  -----  -----  -----
Net Income             $ 201  $ 194  $ 176  $ 178   $ 157  $ 151  $ 118  $ 134
                       =====  =====  =====  =====   =====  =====  =====  =====
Net Income
  Available to
  Common Shareholders  $ 198  $ 191  $ 173  $ 174   $ 151  $ 145  $ 111  $ 127
                       =====  =====  =====  =====   =====  =====  =====  =====
Per Common Share Data:
  Primary Earnings     $1.06  $1.01  $0.92  $0.93   $0.81  $0.78  $0.60  $0.69

  Fully Diluted
   Earnings             1.00   0.96   0.87   0.87    0.77   0.74   0.57   0.65

  Cash Dividends        0.32   0.275  0.275  0.225   0.25   0.225  0.19   0.19

  Stock Price
    High               31.87  32.62  32.00  29.69   29.12  30.06  30.87  30.12

    Low                26.75  28.62  25.06  25.50   26.37  26.12  25.87  26.00
Ratios:
  Return on Average
    Common
    Shareholders'
    Equity             19.03% 18.68% 17.67% 18.55%  16.16% 15.95% 12.65% 15.06%

  Return on Average
   Assets               1.55   1.49   1.42   1.50    1.32   1.28   1.03   1.17


                            Business Review

          The Bank of New York Company, Inc. - Core Businesses

Securities and Other Processing

Services and Products
*    American Depositary Receipts
*    Corporate Trust
*    Stock Transfer
*    Master Trust/Master Custody
*    Mutual Funds Custody
*    Institutional Custody
*    Securities Lending
*    Unit Investment Trust
*    Government Securities Clearance
*    Funds Transfer
*    Trade Finance
*    Cash Management

Significant Accomplishments
*    Corporate trust acquisitions added 2,200 new trust appointments
*    Established first Korean depositary receipt program
*    Workstation custody product software received 1994 Microsoft
     (registered trademark) award for financial innovation

Statistical Information
*    Leader in ADR business with 54% of the public sponsored market
*    Second-largest provider of Mutual Funds Custody
*    Over $1.6 trillion in assets under custody
*    Over $200 billion daily funds transfer volume
*    Among top five domestic issuers of letters of credit

Credit Cards

Services and Products
*    Consumers Edge (registered trademark)
*    Union Privilege MasterCard (registered trademark)
*    Affinity Cards
*    MasterCard (registered trademark)
*    VISA (registered trademark)

Significant Accomplishments
*    Added 1.2 million new cardholders
*    Outstandings grew 24%
* Introduced The Bank of New York MasterCard (registered trademark) Business Card for small businesses

Statistical Information
*    Among top ten bank issuers of credit cards
*    Leader in the low rate/no annual fee market segment
*    Largest single affinity card program in the country
*    Over $7.7 billion in managed outstandings

Corporate Banking

Services and Products
*    Special Industries Banking
*    U.S. Commercial Banking
*    International Banking
*    Syndications and loan sales

*    Factoring
*    Commercial Finance
*    Leasing

Significant Accomplishments
*    Acted as agent or co-agent in 187 broadly syndicated loan transactions
*    Reduced nonperforming loans by over $200 million or 44%
*    Opened representative offices in Moscow and Shanghai

Statistical Information
* Largest lender and arranger of bank loans to the Media and Communications industries
*    Domestic factored volume reached $12 billion
* Ranked fourth among the top 20 arrangers of bank loans to the Utility industry

Retail Banking

Services and Products
* Deposit, lending and cash management services for individuals, professionals, small businesses, municipalities and middle market companies
*    Trade finance for small and mid-size companies
*    Residential and multifamily mortgages
*    Individual investment products

Significant Accomplishments
*    Opened 55 Personal Investment Centers throughout the branch network

* Introduced Group Banking product with special banking services for employees of small businesses and middle market companies

Statistical Information
*    Largest suburban New York City branch network
*    Total number of branches:  379
     New York - 274 branches in 11 counties
     New Jersey - 105 branches in 13 counties
* Over 1 million individual, small business, municipal and middle market customers

Trust, Investment Management and Private Banking

Services and Products
*    Financial planning
*    Investment management
*    Tax-exempt bond management
*    BNY Hamilton Funds
*    Trusts and estate settlement
*    Income tax preparation
*    Real estate management
*    Domestic and international private banking

Significant Accomplishments
*    Launched integrated customer information management system
* Introduced PortfolioLink, a new line of credit linked to custody and investment management accounts
*    Introduced Small Cap Index Fund

Statistical Information
*    Institutional assets under management of $14 billion
*    Personal assets under management of $12 billion
*    Over $11 billion in custodized assets under administration

Financial Market Services

Services and Products
*    Foreign exchange trading
*    Interest rate and currency risk management products
*    Municipal Securities broker/dealer and underwriter

Significant Accomplishments
* Conservative interest rate hedging strategy reduced the impact of rising interest rates on net margins
* Volume of foreign exchange transactions executed on behalf of Securities and Other Processing customers increased 40%

Statistical Information
*    Market maker in world's major trading currencies
* Full-service broker/dealer and underwriter of general obligation tax-exempt securities, principally in the New York tri-state area
* 24-hour trading capability through our offices in New York, London, Tokyo, Frankfurt, Hong Kong, Seoul and Taipei

Securities and Other Processing

The Bank of New York offers a more complete range of processing and operating services than any other bank. Our long-standing commitment to this business, coupled with superior technological resources, enables us to fulfill virtually any client's needs.

Securities-related products serve both the institutional issuer and investor. We are a market leader in American and global depositary receipts, securities lending and government securities clearance. We hold the number two market position in mutual funds custody and in servicing unit investment trusts. We rank among the top five providers in corporate trust, stock transfer, master trust/master custody and institutional custody.

In other processing, we are a leader in funds transfer, processing over 50,000 transactions each day, and rank among the top providers of cash management, letters of credit and trade finance services to corporate and institutional customers worldwide.

We have consistently invested in the technology necessary to improve our processing efficiency and accommodate incremental volume. As an example, we designed a personal computer-based information delivery system called Workstation, which allows our processing customers to access a range of securities related data captured by us from their own office. Software we have developed has allowed us to adapt this technology for use in virtually all of our securities processing businesses.

Our Securities and Other Processing businesses are comprised of the following:

American Depositary Receipts - Allow foreign companies to offer their dollar denominated securities to investors in the United States. During 1994, The Bank of New York continued its leadership role in this market, acting as depositary for over 56% of all new public sponsored programs, including the establishment of 105 new public sponsored depositary receipt programs from 34 countries. In total, The Bank of New York acts as depositary for more public sponsored depositary receipt programs than all of our competitors combined.

Securities Lending - Our global programs are designed for customers whose assets are held in custody or are otherwise available for lending. This process provides for increasing the yield on customer portfolios by lending their U.S. and non-U.S. dollar denominated securities. Overseas we saw significant growth in London and expanded our operations to include a presence in Hong Kong.

Government Securities Clearance - We are the market leader in government securities clearance and the administration of tri-party repurchase agreements. Revenues from this business were up 25% from 1993 principally from the addition of 17 new relationships and the significant growth in domestic and global tri-party business. Our focus on marketing to bank securities affiliates (Section 20s) has resulted in our being the leading provider to this important growth market.

Mutual Funds Custody - The Bank of New York is the second-largest provider of mutual funds custody with approximately $300 billion in assets under administration, and we continue to expand our presence as a leading provider of worldwide custody and accounting services. We provide securities safekeeping, payment of dividends and portfolio valuation. During 1994 our product offerings were expanded to include full fund administration and trustee/custody services for non-U.S. portfolios. These services are being offered from a new Bank subsidiary located in Dublin, Ireland.

Unit Investment Trust - We provide trustee and custody services for over 3,900 trusts with an approximate aggregate market value of $22 billion. The rising interest rate environment in 1994 benefited this business due to reduced calls of municipal bonds in existing portfolios.

Corporate Trust - The Bank of New York is one of the top three providers of corporate trust services in the United States, with more than 20,000 issues representing over $300 billion in outstanding securities under administration. We offer a complete product line that can be customized to meet issuers' requirements for all types of fixed-income securities. Our commitment to this business was underscored by the acquisition of four new corporate trust books of business during 1994.

Stock Transfer - We provide comprehensive record keeping and dividend disbursement services for 380 public companies with over 7.5 million shareholders. During 1994, we introduced our Workstation product to our stock transfer customers. Designed specifically for the Corporate Secretary's office, Workstation provides on-line access to vital shareholder data.

Master Trust/Master Custody - The Bank provides custody and accounting services to corporate pension funds, foundations, endowments and organizations having special compliance or tax reporting requirements. We are the leader in the fast growing public funds market segment, and have also expanded our share of corporate retirement funds. Fees generated by this business were up significantly in 1994, principally from the establishment of new relationships in both segments of the market.

Cash Management - The Bank offers a full range of cash management services to corporate and institutional customers worldwide. Our strategy is to focus on meeting the individual needs of our corporate banking clients. These markets include the communications and securities industries, mortgage banking, mutual funds and middle market companies.

Funds Transfer - We clear an average of over $200 billion each day for domestic and foreign financial institutions. We have established a network of 2,200 correspondent banking relationships in 132 countries. This global partnership enhances the accuracy and efficiency of the daily U.S. dollar denominated funds transfer activities throughout this network. Our continued investment in technology has allowed us to increase processing proficiency and support significant incremental transaction volume. The result has been improved profitability and a 30% gain in market share over the last two years.

Trade Finance - The Bank provides a broad range of trade finance services, such as letters of credit, to domestic and multinational companies of all sizes. Our global network of correspondent banks enables us to expedite customers' imports and exports around the world, particularly in Asia, Latin America and the Middle East. A significant element of our trade strategy is to focus on U.S. retailers, where we have a strong domestic corporate presence. These customers represent a major share of our domestic import letter of credit activity.

Highlights
* The Bank of New York was appointed depositary for the largest privatization in 1994: Denmark's Tele-Danmark, $1.2 billion offering.

* We established the first New York Stock Exchange listed depositary receipt programs from Colombia, Korea, Indonesia, Russia and the first 144A depositary receipt program from Peru.

* Our Asian branches advised and issued nearly 100,000 letters of credit with a combined face amount of over $9 billion. This exceeded our 1993 volume by over 40%.

* Revenues from our Mutual Funds Custody Division grew 20% in 1994, principally from the addition of 123 new portfolios during the year.

* Through our highly automated systems and direct links to the Federal Reserve network, we clear a daily average of $400 billion in U.S. Government and Agencies securities.

* We have been selected by the Russian Commission on Securities and Stock Markets to lead the development of the first western-style independent share registration service in Russia. This service will be available in the second quarter of 1995.

Credit Cards

The Bank of New York (Delaware) is the ninth-largest commercial bank issuer of credit cards in the United States. It continues to be a leading provider of low rate, no annual fee credit cards.

Consumers Edge is a no annual fee card with no grace period that appeals to customers who maintain outstanding balances. It offers one of the lowest annual interest rates in the country.

The Union Privilege MasterCard offered on an exclusive basis to over 14 million members of the AFL-CIO, is the largest single affinity card program in the country.

Highlights
* Credit card accounts increased in 1994 by 25%, from 4.8 million to 6.0 million, while managed credit card outstandings rose by 24% to a year-end total of $7.7 billion.

*    Added over one million new accounts to the Consumers Edge program.

* Introduced The Bank of New York (Delaware) MasterCard Business Card, which affords small businesses a tailored cash management tool. The Business Card offers all the conveniences of a traditional corporate charge card with additional expense control options developed specifically for small businesses.

* Cardholders have access to customer representatives seven days a week from 8AM to 11PM Eastern time.

* Cardholders may access general account information 24 hours a day and seven days a week through our automated voice response system.

Corporate Banking

The Bank of New York serves the global banking needs of selected domestic and multinational corporations and institutions. Our goal is to establish broader and more durable relationships with these companies by leading their corporate credits, and by obtaining their securities processing and other operating business through effective cross-selling.

The primary function of the Bank's 26 international branches and representative offices is to sell and to assist in the delivery of securities and other processing products with special emphasis on trade services and funds transfer.

Corporate banking is divided into the following areas:

Special Industries Banking - The Bank of New York has long been a leading provider of credit and operating services to the media, securities, energy and public utilities, surface transportation, real estate, mortgage banking and insurance industries. Each specialized area provides a focused expertise to meet the unique requirements of these industries.

U.S. Commercial Banking - The Bank serves domestic corporations by focusing its calling efforts on the major metropolitan areas around the country that offer the greatest concentrations of existing and prospective customers.

Middle Market Banking - We offer lending expertise to growing mid-size businesses throughout the greater New York metropolitan area along with the same sophisticated banking services usually provided to much larger companies. These services include: asset-based finance, cash management, securities processing, trade finance, leasing and investment banking.

International Banking - We support the global requirements of overseas correspondent banks, government agencies and corporations, both in the U.S. and abroad. Our network of foreign branches and representative offices is a major source of business for securities and other processing products such as American Depositary Receipts, funds transfer and trade finance. Our extensive international capabilities are utilized to enhance the Bank's position with corporate customers in the United States.

Factoring - BNY Financial Corporation, our factoring subsidiary, is the second-largest factoring operation in the U.S. and the largest in Canada. We have accomplished major customer and geographic diversification in this business over the last five years. Historically, our customer concentration in the apparel industry ranged between 65-70%. Today, 42% of our business is to this industry, with the remainder coming from such diverse sources as the utility, industrial security, shipping, freight, food processing and beverage industries. BNY Financial Corporation now operates in seven offices located in New York, Boston, Los Angeles, Atlanta, Charlotte, as well as Toronto and Montreal.

Highlights
* BNY Financial Corporation completed its 13th consecutive year of record earnings.

* The Bank of New York was appointed Administrative Agent on over 150 broadly syndicated loans.

Retail Banking

The Bank of New York is the leading retail bank in the suburban New York area. Our extensive branch network totals 379 offices serving 24 counties in New York and New Jersey.

We offer individuals, professionals, small businesses and municipalities a complete range of products and services that are designed to provide the best banking value.

In 1994, much of our efforts focused on integrating and growing the franchises that we had acquired during the previous two years. We accomplished this by introducing new products and improved service to all of our markets.

For consumers, we introduced an enhanced Priority Value Banking relationship product, offering higher savings rates and lower loan rates to our best customers.

Recognizing the consumer's need to move beyond traditional products and services, we introduced the Personal Investment Centers, conveniently located in Bank of New York branches, and staffed by licensed representatives who are equipped to offer alternative investment products such as annuities and mutual funds.

Highlights
* We introduced Group Banking, a new product that provides small business customers the ability to add direct payroll deposit, free checking and other banking services to their employee benefits packages. Before year-end we added the Pay Plus card, which allows employees without bank accounts to participate in direct deposit of payroll as well.

* The Bank's 24-hour bank by phone service line, 1-800-CALL-BNY was enhanced with new features such as automated check reorders, ATM and direct deposit information.

* We became the only bank in our market to accept applications by telephone, with approval in 60 minutes, for all types of consumer loans.

Trust, Investment Management and Private Banking

The Trust, Investment Management and Private Banking sector provides a wide range of custom financial services to high income, high net worth individuals and business owners. The sector also provides domestic and offshore institutions with a fully array of investment management services.

The Bank's personal services encompass financial planning, investment management, banking, trusts, estate administration, custody, income tax planning and preparation, and real estate management. These services are provided to individuals in the United States and abroad and delivered by professionals located throughout the New York City metropolitan area and New Jersey, and in Florida. The goal of our private banking teams, which are staffed by representatives from our Trust, Investment and Banking areas, is to expand our major high net worth client relationships by providing focused, responsive and more fully integrated levels of customer service.

The sector's Institutional Investment Management Division manages assets for corporations, public funds, unions, foundations and endowments. Our investment options include balanced, fixed-income, active equity, index fund products and short-term money management as well as ADRs and other international instruments.

Highlights
* The Tax-Exempt Bond Management Division, which offers a unique service that enables investors to maximize returns on their municipal bond portfolios, posted a 39% increase in revenue over the previous year.

* Short-Term Money Management service for institutions seeking safety and high returns on liquid funds posted revenue growth of 26%.

Financial Market Services

The Bank of New York is a market maker in the world's major trading currencies. We provide 24-hour, full-service trading capabilities through our offices in New York, London, Tokyo, Frankfurt, Hong Kong, Seoul and Taipei.

The Bank is a full-service broker/dealer and underwriter of high-grade, general obligation tax-exempt securities issued principally in the New York tri-state area. These securities are provided to mutual funds, financial institutions, corporations and individual investors.

The Bank of New York offers a full range of interest rate hedging products to help corporate treasurers and investment managers control and reduce their exposure to interest rate risk. These products can be transacted in U.S. dollars as well as selected foreign currencies. Additionally, the Bank sells cross-currency hedging products, which are designed to manage both interest rate and currency risk.

Our financial market professionals also manage our worldwide assets and liabilities and the Company's own investment portfolio. In a year where losses on derivatives portfolios dominated the financial press, The Bank of New York stood out for not employing these instruments to reach for yield through interest rate speculation.

Highlights
* Our focus on marketing interest rate risk management products to financial institutions resulted in a $260 million increase in transaction volume to this important business sector. The majority of this growth came from transactions with large regional banks and companies in the insurance and credit card industries.

* Our "match funding" approach to asset and liability management insulated our balance sheet from the effects of rising interest rates.