Form 10-K, Exhibit 13
period 1995-12-31
BANK OF NEW YORK CO INC
filed 1996-03-27
CIK 9626

EXHIBIT 13














                       1995 Annual Report to Shareholders

                               FINANCIAL HIGHLIGHTS



Dollars in millions,
 except per share amounts        1995      1994      1993      1992       1991

Net Interest Income          $  2,029   $ 1,717   $ 1,497   $ 1,367    $ 1,350
Noninterest Income              1,496     1,289     1,319     1,183      1,094
Provision for Loan Losses         330       162       284       443        778
Noninterest Expense             1,713     1,646     1,646     1,519      1,458
Net Income                        914       749       559       393        134
Net Income Available to
 Common Shareholders              904       736       534       360        102
Return on Average Assets         1.72%     1.49%     1.20%     0.85%      0.29%
Return on Average Common
 Shareholders' Equity           19.42     18.49     14.98     12.00       3.85
Common Dividend Payout Ratio    28.84     27.88     27.99     33.89     125.49

Per Common Share
Primary Earnings             $   4.57   $  3.92   $  2.87   $  2.10    $  0.64
Fully Diluted Earnings           4.30      3.70      2.72      2.00          -
Cash Dividends                   1.36      1.10      0.86      0.76       0.84
Market Value at Year End        48.75     29.00     28.50     26.94      15.44

Average Securities           $  5,260   $ 5,941   $ 6,352   $ 6,202    $ 4,676
Average Loans                  35,421    32,029    30,427    30,345     32,719
Average Total Assets           53,053    50,280    46,644    46,227     46,617
Average Deposits               36,061    34,041    32,837    33,237     35,669
Average Long-Term Debt          1,773     1,530     1,729     1,386        991
Average Preferred
 Shareholders' Equity             115       157       334       409        395
Average Common
 Shareholders' Equity           4,653     3,980     3,563     2,996      2,652


At Year End
Allowance for Loan Losses
 as a Percent of Loans           2.01%     2.40%     3.17%     3.63%      3.57%
Tier 1 Capital Ratio             8.42      8.45      8.87      7.59       5.79
Total Capital Ratio             13.08     13.43     13.65     12.30       9.40
Leverage Ratio                   8.46      7.89      7.99      7.11       5.77
Common Equity to Assets Ratio    9.53      8.55      8.29      7.30       6.14
Total Equity to Assets Ratio     9.74      8.79      8.94      8.24       7.04
Common Shares Outstanding
(in millions)                 197.478   186.935   187.228   182.131    160.746
Employees                      15,810    15,477    15,621    16,167     15,139


The per common share amounts and common shares outstanding have been restated to reflect the 2-for-1 common stock split effective April 22, 1994.

                               Consolidated Balance Sheets
--------------------------------------------------------------------------------
Dollars in millions, except per share amounts    December 31,   1995       1994
--------------------------------------------------------------------------------
Assets
  Cash and Due from Banks                                    $ 4,711    $ 2,903
  Interest-Bearing Deposits in Banks                             982        992
  Securities:
    Held-to-Maturity (fair value of $1,164
     in 1995 and $2,707 in 1994)                               1,252      2,930
    Available-for-Sale                                         3,618      1,721
                                                             -------    -------
         Total Securities                                      4,870      4,651
  Trading Assets                                                 762        940
  Federal Funds Sold and Securities Purchased
   Under Resale Agreements                                       936      3,019
  Loans (less allowance for loan losses of $756 in
   1995 and $792 in 1994)                                     36,931     32,291
  Premises and Equipment                                         902        914
  Due from Customers on Acceptances                              918        810
  Accrued Interest Receivable                                    270        290
  Other Assets                                                 2,438      2,069
                                                             -------    -------
Total Assets                                                 $53,720    $48,879
                                                             =======    =======
Liabilities and Shareholders' Equity
  Deposits:
   Noninterest-Bearing (principally domestic offices)        $10,465    $ 8,579
   Interest-Bearing
    Domestic Offices                                          16,005     14,871
    Foreign Offices                                            9,448     10,641
                                                             -------    -------
         Total Deposits                                       35,918     34,091
  Federal Funds Purchased and Securities
   Sold Under Repurchase Agreements                            3,933      1,502
  Other Borrowed Funds                                         3,706      4,738
  Acceptances Outstanding                                        928        812
  Accrued Taxes and Other Expenses                             1,378      1,049
  Accrued Interest Payable                                       190        213
  Other Liabilities                                              587        404
  Long-Term Debt                                               1,848      1,774
                                                             -------    -------
         Total Liabilities                                    48,488     44,583
                                                             -------    -------
 Shareholders' Equity
   Preferred Stock-no par value, authorized 5,000,000
    shares, outstanding 184,000 shares                           111        111
   Class A Preferred Stock-par value $2.00 per share,
    authorized 5,000,000 shares, outstanding 49,504
    shares in 1995 and 322,104 shares in 1994                      2          8
   Common Stock-par value $7.50 per share, authorized
    350,000,000 shares, issued 204,162,405 shares in 1995
    and 190,213,322 shares in 1994                             1,531      1,427
   Additional Capital                                          1,087        858
   Retained Earnings                                           2,689      2,048
   Securities Valuation Allowance                                 58        (58)
                                                             -------    -------
                                                               5,478      4,394
   Less:  Treasury Stock (6,026,048 shares in 1995
           and 2,566,071 shares in 1994), at cost                228         78
          Loan to ESOP (658,530 shares in 1995 and
           712,695 shares in 1994), at cost                       18         20
                                                             -------    -------
         Total Shareholders' Equity                            5,232      4,296
                                                             -------    -------
Total Liabilities and Shareholders' Equity                   $53,720    $48,879
                                                             =======    =======

See accompanying Notes to Consolidated Financial Statements.

                          Consolidated Statements of Income
-------------------------------------------------------------------------------
In millions, except per share amounts
For the years ended December 31,                   1995       1994        1993
-------------------------------------------------------------------------------
Interest Income
Loans                                            $3,226     $2,405      $2,025
Securities
 Taxable                                            235        227         235
 Exempt from Federal Income Taxes                    43         56          69
                                                 ------     ------      ------
                                                    278        283         304
Deposits in Banks                                   106         68          24
Federal Funds Sold and Securities
 Purchased Under Resale Agreements                  193        161          97
Trading Assets                                       28         45          53
                                                 ------     ------      ------
     Total Interest Income                        3,831      2,962       2,503
                                                 ------     ------      ------
Interest Expense
Deposits                                          1,265        842         701
Federal Funds Purchased and Securities
 Sold Under Repurchase Agreements                   161        106         102
Other Borrowed Funds                                246        191          86
Long-Term Debt                                      130        106         117
                                                 ------     ------      ------
     Total Interest Expense                       1,802      1,245       1,006
                                                 ------     ------      ------
Net Interest Income                               2,029      1,717       1,497
Provision for Loan Losses                           330        162         284
                                                 ------     ------      ------
Net Interest Income After Provision
 for Loan Losses                                  1,699      1,555       1,213
                                                 ------     ------      ------
Noninterest Income
Processing Fees
  Securities                                        411        359         309
  Other                                             189        171         162
                                                 ------     ------      ------
                                                    600        530         471
Trust and Investment Fees                           136        126         134
Service Charges and Fees                            428        465         454
Securities Gains                                    115         15          64
Other                                               217        153         196
                                                 ------     ------      ------
      Total Noninterest Income                    1,496      1,289       1,319
                                                 ------     ------      ------
Noninterest Expense
Salaries and Employee Benefits                      913        852         813
Net Occupancy                                       175        178         178
Furniture and Equipment                              87         88          95
Other                                               538        528         560
                                                 ------     ------      ------
      Total Noninterest Expense                   1,713      1,646       1,646
                                                 ------     ------      ------
Income Before Income Taxes                        1,482      1,198         886
Income Taxes                                        568        449         327
                                                 ------     ------      ------
Net Income                                       $  914     $  749      $  559
                                                 ======     ======      ======
Net Income Available to Common
 Shareholders                                    $  904     $  736      $  534
                                                 ======     ======      ======
Per Common Share:
Primary Earnings                                 $ 4.57     $ 3.92      $ 2.87
Fully Diluted Earnings                             4.30       3.70        2.72
Cash Dividends                                     1.36       1.10        0.86

Fully Diluted Shares Outstanding                    212        202         200

See accompanying Notes to Consolidated Financial Statements.

              Consolidated Statements of Changes in Shareholders' Equity
------------------------------------------------------------------------------
Dollars in millions    For the years ended December 31,   1995    1994    1993
------------------------------------------------------------------------------
Preferred Stock
  Balance, January 1                                    $  119  $  294  $  428
    Redemption (shares: 3,464,100 in 1994,
     and 752,120 in 1993)                                    -    (156)    (76)
    Conversion of Preferred Stock (shares: 272,600 in
     1995, 763,311 in 1994, and 65,157 in 1993)             (6)    (19)    (58)
                                                        ------  ------  ------
  Balance, December 31                                     113     119     294
                                                        ------  ------  ------
Common Stock
  Balance, January 1                                     1,427   1,406   1,366
    Issuance in Putnam Acquisition (shares: 4,439,513
     in 1995)                                               33       -       -
    Conversion of Debentures (shares: 6,938,320 in
     1995 and 23,525 in 1994)                               52       -       -
    Conversion of Preferred Stock (shares: 504,437
     in 1995, 1,412,076 in 1994, and 2,937,092 in 1993)      4      11      22
    Other Issuances (shares: 2,066,813 in 1995,
     1,376,759 in 1994, and 2,305,298 in 1993)              15      10      18
                                                        ------  ------  ------
  Balance, December 31                                   1,531   1,427   1,406
                                                        ------  ------  ------
Additional Capital
  Balance, January 1                                       858     841     784
    Issuance in Putnam Acquisition                         109       -       -
    Conversion of Debentures                                84       -       -
    Other                                                   36      17      57
                                                        ------  ------  ------
  Balance, December 31                                   1,087     858     841
                                                        ------  ------  ------
Retained Earnings
  Balance, January 1                                     2,048   1,536   1,153
    Net Income                                             914     749     559
    Cash Dividends
     Common Stock                                         (261)   (205)   (150)
     Preferred Stock                                       (11)    (14)    (27)
    Redemption of Preferred Stock                            -     (17)      -
    Change in Accumulated Foreign
     Currency Translation Adjustment                        (1)     (1)      1
                                                        ------  ------  ------
  Balance, December 31                                   2,689   2,048   1,536
                                                        ------  ------  ------
Securities Valuation Allowance
  Balance, January 1                                       (58)      1       -
    Net Change in Fair Value of Securities
     Available-for-Sale                                    116     (59)      -
                                                        ------  ------  ------
  Balance, December 31                                      58     (58)      -
                                                        ------  ------  ------
Less Treasury Stock
  Balance, January 1                                        78       5       1
    Issued (shares: 1,261,872 in 1995, 1,331,734 in
     1994, and 10,800 in 1993)                             (37)    (39)      -
    Acquired (shares: 4,721,849 in 1995, 3,724,607
     in 1994, and 156,330 in 1993)                         187     112       4
                                                        ------  ------  ------
  Balance, December 31                                     228      78       5
                                                        ------  ------  ------
Less Loan to ESOP
  Balance, January 1                                        20       -       -
    New Loan (shares: 712,695 in 1994)                       -      20       -
    Released (shares: 54,165 in 1995)                       (2)      -       -
                                                        ------  ------  ------
  Balance, December 31                                      18      20       -
                                                        ------  ------  ------
Total Shareholders' Equity, December 31                 $5,232  $4,296  $4,072
                                                        ======  ======  ======
See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Cash Flows
-------------------------------------------------------------------------------
In millions         For the years ended December 31,     1995     1994    1993
-------------------------------------------------------------------------------
Operating Activities
Net Income                                            $  914   $  749   $  559
Adjustments to Determine Net Cash Attributable to
 Operating Activities:
  Provision for Losses on Loans and Other Real Estate    334      169      338
  Depreciation and Amortization                          198      200      187
  Deferred Income Taxes                                  237      271      193
  Securities Gains                                      (115)     (15)     (64)
  Change in Trading Assets                               177    1,309     (591)
  Change in Accruals and Other, Net                       82     (232)      88
                                                      ------   ------   ------
    Net Cash Provided by Operating Activities          1,827    2,451      710
                                                      ------   ------   ------
Investing Activities
Change in Interest-Bearing Deposits in Banks              18     (711)      16
Purchases of Securities Held-to-Maturity                (493)    (367)  (2,344)
Sales of Securities Held-to-Maturity                       -        -       22
Maturities of Securities Held-to-Maturity                760      684    1,174
Purchases of Securities Available-for-Sale              (923)  (1,177)  (2,104)
Sales of Securities Available-for-Sale                   932    1,985    3,467
Maturities of Securities Available-for-Sale               48        8       31
Net Principal Disbursed on Loans to Customers         (5,174)  (3,039)  (2,030)
Sales of Loans                                           407      323      494
Sales of Other Real Estate                                31       33       80
Change in Federal Funds Sold and Securities
 Purchased Under Resale Agreements                     2,120   (2,983)     229
Purchases of Premises and Equipment                      (54)     (43)     (47)
Acquisitions, Net of Cash Acquired                      (168)    (161)      58
Other, Net                                                92       18      (32)
                                                      ------   ------   ------
    Net Cash Used by Investing Activities             (2,404)  (5,430)    (986)
                                                      ------   ------   ------
Financing Activities
Change In Deposits                                     1,148    1,814   (1,048)
Change in Federal Funds Purchased and Securities
 Sold Under Repurchase Agreements                      2,431   (1,209)     938
Change in Other Borrowed Funds                        (1,011)     990     (248)
Proceeds from the Issuance of Long-Term Debt             203      297      546
Repayments of Long-Term Debt                             (16)    (115)    (655)
Redemption, Conversion, and Repurchases of Preferred
 Stock and Warrants                                        -     (177)     (90)
Issuance of Common Stock                                  87       42       53
Treasury Stock Acquired                                 (180)    (112)      (4)
Cash Dividends Paid                                     (272)    (219)    (179)
                                                      ------   ------   ------
    Net Cash Provided (Used) by Financing Activities   2,390    1,311     (687)
                                                      ------   ------   ------
Effect of Exchange Rate Changes on Cash                   (5)      60      (32)
                                                      ------   ------   ------
Change in Cash and Due From Banks                      1,808   (1,608)    (995)
Cash and Due from Banks at Beginning of Year           2,903    4,511    5,506
                                                      ------   ------   ------
Cash and Due from Banks at End of Year                $4,711   $2,903   $4,511
                                                      ======   ======   ======
Supplemental Disclosure of Cash Flow Information
Cash Paid During the Year for:
    Interest                                          $1,825   $1,143   $1,047
    Income Taxes                                         338      155      181
Noncash Investing Activity (Primarily
 Foreclosure of Real Estate)                              58       43       54
Reclassification of Assets to Securities
 Available-for-Sale                                    1,599    1,390        -

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1.  Summary of Significant Accounting and Reporting Policies

The Company provides a complete range of banking and other financial services to corporations and individuals worldwide through its sectors: Trust, and Securities and Other Processing; Retail Banking; Corporate Banking; and Other.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements. Amounts subject to significant estimates and assumptions are items such as the allowance for loans losses, pension and postretirement obligations, and the fair value of financial instruments. Actual results could differ from these estimates.

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

     Effective January 1, 1995, the Company adopted a new accounting standard which introduces the time value of money into the determination of the allowance for loan losses. The portion of the allowance allocated to nonaccrual commercial loans over $1 million is now measured by the difference between their recorded value and fair value. Fair value is either the present value of the expected future cash flows from borrowers, market value of the loan, or the fair value of the collateral. The adoption of this accounting standard did not have an impact on the Company's financial statements.

Nonperforming Assets - Commercial loans are placed on nonaccrual status when collateral is insufficient and principal or interest is past due 90 days or more, or when there is reasonable doubt that interest or principal will be collected. Accrued interest is usually reversed when a loan is placed on nonaccrual status. Interest payments received on nonaccrual loans may be recognized as income or applied to principal depending upon management's judgment. Nonaccrual loans are not restored to accruing status until principal and interest are current or they become fully collateralized. Consumer loans are not classified as nonperforming assets, but are charged off based upon an established delinquency schedule determined by product.
Interest accrual on consumer loans is suspended when the loans are 120 days past due. Real estate acquired in satisfaction of loans is carried in other assets at the lower of the recorded investment in the property or fair value minus estimated costs to sell.

Derivative Financial Instruments - Derivative contracts, such as futures, forwards, swaps, options, and similar products used in trading activities are recorded at market value; gains and losses are included in other noninterest income. Unrealized gains and losses are reported on a gross basis in trading account assets and other borrowed funds, after taking into consideration master netting agreements.

     Derivative contracts are designated as an element of the Company's asset and liability management (ALM) process when they alter the Company's interest rate and foreign currency exposures. Contracts used in the ALM process are linked to specific or groups of similar assets or liabilities where there is a high correlation between the derivative contract and the item altered, both at inception and throughout the contract period. ALM derivative contracts are accounted for on the deferral, accrual, or mark-to-market basis, as noted below. Under the deferral or accrual method, gains and losses on terminated derivative contracts are deferred and amortized over the remaining life (currently averaging less than one year) of the linked assets or liabilities. Gains and losses on derivative contracts linked to assets or liabilities that are sold are recognized as an adjustment to the gain or loss on the disposition of the related asset or liability.

     Deferral Accounting - This method relates to principally futures and forwards. Deferred gains and losses are reported as adjustments to the carrying value of the linked items. The amortization of these deferred gains and losses is reported as interest income or expense related to the linked item.

     Accrual Accounting - Interest rate swap and purchased option contracts are accounted for on an accrual basis as an adjustment to the interest income or expense related to the linked item.

     Mark-to-Market Accounting - This method relates to derivative contracts linked to the securities available-for-sale portfolio. Changes in market value are reported in shareholders' equity on a net-of-tax basis. The accrual of interest on the derivative contracts is reported in interest income related to securities available-for-sale.

Other - Certain prior year information has been reclassified to conform its presentation with the 1995 financial statements.

2.  Acquisitions and Dispositions

During 1995, the Company agreed to acquire several securities processing businesses. The major acquisitions include the securities lending, U.S. and global custody, securities clearance, and master trust business of BankAmerica, the securities lending and U.S. and global custody business of J.P. Morgan, and the corporate trust business of NationsBank. Securities processing revenues in 1995 did not include any revenue related to the J.P. Morgan and BankAmerica acquisitions. These acquisitions require payment of additional consideration contingent upon future revenues.

     On September 1, 1995, the Company acquired The Putnam Trust Company of Greenwich ("Putnam"), headquartered in Greenwich, Connecticut.

     During 1994, the Company made acquisitions related to its corporate trust and factoring businesses.

     In the first quarter of 1996, the Company made an acquisition related to its unit investment trust business.

     The pro forma effect of the above acquisitions is not material.

     In 1995, the Company sold its mortgage servicing portfolio, recording a pre-tax gain of $58 million. The Company also completed the closing of its mortgage origination offices on the West coast. The Company will continue to originate residential mortgages through offices in New York, New Jersey and Connecticut.

     On August 11, 1993, the 10,730,668 outstanding shares of National Community Banks' ("NCB") common stock were exchanged for 20,602,882 shares of the Company's common stock and the 1,149,750 outstanding shares of NCB's preferred stock were exchanged for an equal number of shares of the Company's Class A preferred stock. The merger was accounted for as a pooling of interests.

3.  Securities

The following table sets forth the amortized cost and the fair values of securities at the end of the last two years:

                                               1995
                          --------------------------------------------
                                          Gross Unrealized
In millions               Amortized       ----------------       Fair
                               Cost       Gains     Losses       Value
                          ---------       ------    ------       -----
Securities Held-to-
 Maturity
U. S. Government
 Obligations                 $   16         $ -      $   -      $   16
U.S. Government Agency
 Obligations                    445           6          1         450
Obligations of States and
 Political Subdivisions         367           1          6         362
Emerging Markets                293           -         92         201
Other Debt Securities           131           4          -         135
                             ------         ---      -----      ------
   Total Securities
    Held-to-Maturity          1,252          11         99       1,164
                             ------         ---      -----      ------
Securities
 Available-for-Sale
U. S. Government
 Obligations                  2,814          27          4       2,837
Obligations of States and
 Political Subdivisions         254           7          -         261
Emerging Markets                 22           4          3          23
Other Debt Securities            27           -          -          27
Equity Securities               421          49          -         470
                             ------         ---      -----      ------
   Total Securities
    Available-for-Sale        3,538          87          7       3,618
                             ------         ---      -----      ------
   Total Securities          $4,790         $98      $ 106      $4,782
                             ======         ===      =====      ======

                                               1994
                          --------------------------------------------
                                          Gross Unrealized
In millions               Amortized       ----------------       Fair
                               Cost       Gains     Losses       Value
                          ---------       ------    ------       -----
Securities Held-to-
 Maturity
U. S. Government
 Obligations                 $1,428         $ 1      $  92      $1,337
U.S. Government Agency
 Obligations                    319           -         23         296
Obligations of States and
 Political Subdivisions         769           5          7         767
Emerging Markets                294           -        104         190
Other Debt Securities           120           -          3         117
                             ------         ---      -----      ------
   Total Securities
    Held-to-Maturity          2,930           6        229       2,707
                             ------         ---      -----      ------
Securities
 Available-for-Sale
U. S. Government
 Obligations                  1,520           2         96       1,426
Obligations of States and
 Political Subdivisions           7           -          -           7
Emerging Markets                 24           3          5          22
Equity Securities               268          11         13         266
                             ------         ---      -----      ------
   Total Securities
    Available-for-Sale        1,819          16        114       1,721
                             ------         ---      -----      ------
   Total Securities          $4,749         $22      $ 343      $4,428
                             ======         ===      =====      ======

     The amortized cost and fair values of securities at December 31, 1995, by contractual maturity, are as follows:

                                     Held-to-Maturity     Available-for-Sale
                                   --------------------  -------------------
                                   Amortized       Fair  Amortized      Fair
In millions                             Cost      Value       Cost     Value
                                   ---------    -------  ---------   -------

Due in One Year or Less               $  221     $  221     $  522    $  524
Due After One Year Through
 Five Years                              310        311      1,559     1,562
Due After Five Years Through
 Ten Years                               127        126        875       890
Due After Ten Years                      370        277        161       172
Mortgage-Backed Securities               224        229          -         -
Equity Securities                          -          -        421       470
                                      ------     ------     ------    ------
                                      $1,252     $1,164     $3,538    $3,618
                                      ======     ======     ======    ======

     In December 1995, $1,353 million of U.S. government obligations and $246 million of obligations of state and political subdivisions classified as held-to-maturity were transferred to available-for-sale, as permitted by the implementation guidelines for a new accounting standard. The net unrealized gains on these securities were $9 million at the time of transfer. Realized gross gains and (losses) on the sale of securities available-for-sale were $98 million and zero in 1995 and $17 million and $(1) million in 1994.

     Assets, including securities sold under repurchase agreements, carried at $3 billion, $2 billion, and $3 billion at December 31, 1995, 1994, and 1993 were pledged for various purposes as required or permitted by law.

4.  Loans

The Company's loan distribution and industry concentrations of credit risk at December 31, 1995 and 1994 are incorporated by reference from "Loans" in the Management's Discussion and Analysis Section of this Report. The Company's retail, community, and middle market banking operations in the New York metropolitan area create a significant geographic concentration.

     In the ordinary course of business, the Company and its banking subsidiaries have made loans at prevailing interest rates and terms to directors and executive officers of the Company and to certain entities to which these individuals are related. The aggregate dollar amount of these loans was $720 million, $663 million, and $237 million at December 31, 1995, 1994, and 1993. These loans are primarily with related entities under revolving lines of credit. During 1995 these loans averaged $768 million, and ranged from $629 million to $994 million. All loans were fully performing during this period.

Transactions in the allowance for loan losses are summarized as follows:

-------------------------------------------------------------
In millions                          1995      1994      1993
-------------------------------------------------------------
Balance, January 1                  $ 792    $  970    $1,072
  Charge-Offs                        (432)     (411)     (449)
  Recoveries                           55        57        62
                                    -----    ------    ------
    Net Charge-Offs                  (377)     (354)     (387)
  Provision                           330       162       284
  Credit Card Securitization            3        14         1
  Acquisitions                          8         -         -
                                    -----    ------    ------
Balance, December 31                $ 756    $  792    $  970
                                    =====    ======    ======

     Nonaccrual and reduced rate loans outstanding at December 31, 1995, 1994, and 1993 were $225 million, $297 million, and $540 million. At December 31, 1995, commitments to borrowers whose loans were classified as nonaccrual or reduced rate were not material.

     At December 31, 1995, impaired loans (nonaccrual commercial loans over $1 million) aggregated $159 million, of which $95 million exceeded their fair value by $22 million. For 1995, the average amount of impaired loans was $182 million and interest income recognized on them (limited to cash received) was $1 million.

     Interest income recognized on total nonaccrual and reduced rate loans exceeded reversals by $2 million in 1995, $3 million in 1994, and $4 million in 1993. Interest income would have been increased by $19 million, $17 million, and $27 million if loans on nonaccrual status at December 31, 1995, 1994, and 1993 had been performing for the entire year. At year end, foreign (including LDC) loans on nonperforming status were $41 million in 1995, $77 million in 1994, and $130 million in 1993. Interest income received on foreign nonperforming loans equaled reversals in 1995, 1994, and 1993. Interest income would have been increased by $2 million, $2 million, and $6 million if foreign loans on nonaccrual status at December 31, 1995, 1994, and 1993 had been performing for the entire year.

     Other real estate was $72 million, $56 million, and $99 million at December 31, 1995, 1994, and 1993. Writedowns of and expenses related to other real estate included in noninterest expense were $5 million, $11 million, and $53 million (including operating expenses of $4 million, $4 million, and $8 million) in 1995, 1994, and 1993.

5.  Long-Term Debt

The following is a summary of the contractual maturity and sinking fund requirements of long-term debt at December 31, 1995 and totals for 1994:

                                     1995                         1994
              ------------------------------------------------   ------
                         After       After      After
                        1 Year     5 Years   10 Years
               Under   Through     Through    Through
In millions   1 Year   5 Years    10 Years   20 Years    Total    Total
              ------   -------    --------   --------   ------   ------
Fixed           $3       $ 3       $1,590      $180     $1,776   $1,715
Variable         4        24           44         -         72       59
                --       ---       ------      ----     ------   ------
 Total          $7       $27       $1,634      $180     $1,848   $1,774
                ==       ===       ======      ====     ======   ======


     Fixed-rate debt at December 31, 1995 had interest rates ranging from 6.50% to 8.50%. The weighted average interest rates on fixed-rate debt at December 31, 1995 and 1994 were 7.61% and 7.64%. Exposure to interest rate movements with respect to fixed rate debt is reduced by interest rate swap agreements. As a result of these agreements, the effective interest rates differ from those stated. The weighted average interest rates on variable-rate debt at December 31, 1995 and 1994 were 6.27% and 6.25%.

     The Company's $114 million of 7.50% subordinated debentures due 2001 are convertible at the option of the holder into common stock of the Company at a price of $19.55 per share, subject to adjustment in certain circumstances. The debentures may be redeemed, at the option of the Company, on or after August 15, 1996 at an initial redemption price of 103.75% of the principal amount, declining by 0.75% per annum.

6.  Shareholders' Equity

The following is a summary of the Company's preferred stock outstanding:

Dollars in millions, except per share amounts      December 31,  1995   1994
-----------------------------------------------------------------------------
8.60% Cumulative, stated value $625 per share, issued
  184,000 shares (4,600,000 depositary shares)                   $111   $111
Other                                                               2      8
                                                                 ----   ----
       Total                                                     $113   $119
                                                                 ====   ====

     Holders of cumulative preferred stock have cumulative dividend rights in preference to holders of common stock.

     The 8.60% cumulative preferred stock has a liquidation preference of $625 per share and is redeemable at the option of the Company on and after December 1, 1997 at $625 per share, plus cumulative and unpaid dividends.

     At December 31, 1995, 13,737,557 warrants expiring in 1998 (exercise price $31 per share) to purchase 27,475,114 shares of the Company's common stock were outstanding.

     At December 31, 1995, the Company had reserved for issuance 48 million common shares pursuant to the terms of securities and employee benefit plans.

     The Company has a preferred stock purchase rights plan. The plan provides that if any person or group becomes the beneficial owner of 20% or more of the Company's common stock (an "acquiring person"), then on and after the tenth day thereafter, each right would entitle the holder (other than the acquiring person) to purchase $400 in market value of the Company's common stock for $200. In addition, if there is a business combination between the Company and an acquiring person, or in certain other circumstances, each right (if not previously exercised) would entitle the holder (other than the acquiring person) to purchase $200 in market value of the common stock of the acquiring person for $100. The rights are redeemable by the Company at $0.05 per right until they are exercisable, and will expire in 2004.

     In 1995, the effect of warrants on earnings per share is dilutive. Fully diluted earnings per share also give effect to the assumed conversion of convertible debentures and convertible preferred stock.

     In 1995, the Company announced a plan to buy back through the end of 1996 up to 16 million shares of its common stock. Approximately 5 million shares will be used in connection with the purchase of Putnam, and shares may be used in connection with certain employee benefit plans. As of December 31, 1995,
2.2 million shares had been repurchased.

7.  Income Taxes

Income taxes included in the consolidated statements of income consist of the following:

                    1995                   1994                   1993
In         ---------------------- ---------------------- ----------------------
millions   Current Deferred Total Current Deferred Total Current Deferred Total
           ------- -------- ----- ------- -------- ----- ------- -------- -----
Federal      $260    $163    $423   $146    $177    $323   $ 90    $153    $243
Foreign        13       -      13     13       -      13     11       -      11
State and
 Local         58      74     132     30      83     113     33      40      73
             ----    ----    ----   ----    ----    ----   ----    ----    ----
             $331    $237    $568   $189    $260    $449   $134    $193    $327
             ====    ====    ====   ====    ====    ====   ====    ====    ====



     The components of income before taxes for the computation of taxes are as follows:
------------------------------------------
In millions         1995     1994     1993
------------------------------------------
Domestic          $1,390    $1,149    $821
Foreign               92        49      65
                  ------    ------    ----
                  $1,482    $1,198    $886
                  ======    ======    ====

     The Company's net deferred tax liability (included in accrued taxes) at December 31 consisted of the following:
------------------------------------------------------------
In millions                       1995       1994      1993
------------------------------------------------------------

Lease Financings                $1,025     $  886    $  784
Depreciation and Amortization      313        303       285
Credit Losses on
  Nonperforming Loans             (320)      (375)     (508)
Other Assets                       (29)       (93)      (45)
Other Liabilities                  220        175       151
                                ------     ------    ------
  Net Deferred Tax Liability    $1,209     $  896    $  667
                                ======     ======    ======

     The Company has not recorded a valuation allowance because it expects to realize all of its deferred tax assets.

     A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate is shown in the following table:

                                  1995        1994        1993
                                  ----        ----        ----

Federal Rate                      35.0%       35.0%       35.0%
Tax-Exempt Interest               (1.0)       (1.6)       (2.7)
Foreign Operations                (1.1)       (1.3)       (0.2)
State and Local Income
 Taxes, Net of Federal
 Income Tax Benefit                5.4         5.8         4.6
Nondeductible Expenses             1.0         1.3         2.3
Leveraged Lease Portfolio         (0.2)       (0.5)        0.3
Other                             (0.8)       (1.2)       (2.4)
                                 -----       -----       -----
Effective Rate                    38.3%       37.5%       36.9%
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

     The following table presents the income (expense) components included in net pension income:

  In millions                                         1995    1994    1993
                                                      ----    ----    ----
  Service Cost - Benefits Earned                      $(13)   $(17)   $(14)
  Interest Cost on Projected Benefit Obligation        (23)    (23)    (20)
  Actual Return on Plan Assets                         177     (16)     52
  Net Amortization and Deferral                       (112)     82       9
                                                      ----    ----    ----
  Net Pension Income                                  $ 29    $ 26    $ 27
                                                      ====    ====    ====

     The expected long-term rate of return on plan assets used in computing pension income was 10.0% in 1995 and 10.5% in 1994 and 1993. The ESOP provision was $3 million in 1995 and $1 million in 1994 and 1993.

     The following table sets forth the retirement plans' funded status at December 31, 1995 and 1994:

  In millions                                                 1995     1994
                                                              ----     ----
  Present Value of Accumulated Benefit Obligation, Including
    Vested Benefits of $309 in 1995 and $220 in 1994          $319     $232
                                                              ====     ====
  Present Value of Projected Benefit Obligation               $328     $257
  Plan Assets at Fair Value, Primarily Short-Term
    Investments, Fixed-Income and Equity Securities            737      561
                                                              ----     ----
  Excess of Plan Assets over the
    Projected Benefit Obligation                               409      304
  Unrecognized Prior Service Cost                              (22)     (24)
  Unrecognized Net Gain (Loss) from Past Differences and
    Effects of Changes in Assumptions                          (33)      43
  Unrecognized Net Asset Being Amortized over 16.2 Years       (21)     (24)
                                                              ----     ----
  Prepaid Pension Cost Included in Other Assets               $333     $299
                                                              ====     ====
  Assumptions Used in Computing the Benefit Obligation Were:

  Weighted Average Discount Rate                              7.75%    9.38%
  Rate of Increase in Future Compensation Level               4.13     4.38

Other Postretirement Benefits
-----------------------------
     The Company provides health care and life insurance benefits for certain retired employees.

     The cost of these benefits consisted of the following components:

In millions                                       1995       1994       1993
                                                  ----       ----       ----
Service Cost - Benefits Earned                    $  2       $  2       $  3
Accumulated Benefit Obligation:
  Interest                                          10         10         11
  Amortization                                       4          7          7
                                                  ----       ----       ----
    Total                                         $ 16       $ 19       $ 21
                                                  ====       ====       ====

     The assumed health care cost trend rates to be used in determining the cost of these benefits for 1995 is 9%, decreasing proportionately in each successive year to 6% in 2004 and thereafter. A change of one percentage point in this rate for each year would change the benefit obligation by 10% and the cost of the benefits by 8%.

     The following table sets forth the funded status of the Company's other postretirement benefit obligation as of December 31:

   In millions                                                1995      1994
                                                             -----      ----
   Accumulated Postretirement Benefit Obligation:
     Retirees                                                $  77     $  69
     Fully Eligible Active Plan Participants                    21        21
     Other Active Plan Participants                             34        29
                                                             -----     -----
   Total Obligation                                            132       119
   Unrecognized Net Gain (Loss) from Past Differences
     and Effects of Changes in Assumptions                      12        20
   Unrecognized Net Liability Being Amortized
     Over 20 Years                                            (110)     (116)
                                                             -----     -----
   Accrued Postretirement Benefit
     Obligation Included in Other Liabilities                $  34     $  23
                                                             =====     =====

      The assumed discount rates used in determining the accumulated benefit obligation were 7.75% and 9.38% in 1995 and 1994.

9.  Company Financial Information

The condensed financial statements of the Company are as follows:

Balance Sheets
In millions          December 31,                   1995        1994
--------------------------------------------------------------------
Assets
Cash and Due from Banks                           $    4      $    -
Securities                                            12         138
Loans                                                319         199
Investment in and Advances to Subsidiaries
 Banks                                             5,180       4,616
 Other                                             2,370       1,636
                                                  ------      ------
                                                   7,550       6,252
                                                  ------      ------
Other Assets                                         143         138
                                                  ------      ------
  Total Assets                                    $8,028      $6,727
                                                  ======      ======
Liabilities and Shareholders' Equity
Other Borrowed Funds                              $  648      $  427
Due to Subsidiaries
 Banks                                                 -           -
 Other                                               124          48
                                                  ------      ------
                                                     124          48
                                                  ------      ------
Other Liabilities                                    197         183
Long-Term Debt                                     1,827       1,773
                                                  ------      ------
  Total Liabilities                                2,796       2,431
                                                  ------      ------
Shareholders' Equity*
 Preferred                                           113         119
 Common                                            5,119       4,177
                                                  ------      ------
  Total Liabilities and Shareholders' Equity      $8,028      $6,727
                                                  ======      ======

*See Consolidated Statements of Changes in Shareholders' Equity.

Statements of Income
In millions    For the years ended December 31,          1995    1994    1993
-----------------------------------------------------------------------------
Operating Income
Dividends from Subsidiaries
 Banks                                                   $300    $238    $164
 Other                                                      2       2      14
Interest from Subsidiaries
 Banks                                                     92      88      90
 Other                                                     17      10      10
Other                                                     127      24      21
                                                         ----    ----    ----
  Total                                                   538     362     299
                                                         ----    ----    ----
Operating Expenses
Interest (including $1 in 1995, $1 in 1994,
 and $8 in 1993 to nonbank subsidiaries)                  168     122     128
Other                                                      35      15      18
                                                         ----    ----    ----
  Total                                                   203     137     146
                                                         ----    ----    ----
Income Before Income Taxes and Equity in
 Undistributed Earnings of Subsidiaries                   335     225     153

Income Tax Expense (Benefit)                               11      (8)    (11)
                                                         ----    ----    ----
Income Before Equity in Undistributed
 Earnings of Subsidiaries                                 324     233     164
                                                         ----    ----    ----
Equity in Undistributed Earnings of Subsidiaries
 Banks                                                    315     275     208
 Other                                                    275     241     187
                                                         ----    ----    ----
  Total                                                   590     516     395
                                                         ----    ----    ----
Net Income                                               $914    $749    $559
                                                         ====    ====    ====

Statements of Cash Flows
In millions       For the years ended December 31,    1995     1994     1993
-----------------------------------------------------------------------------
Operating Activities
Net Income                                           $ 914    $ 749   $  559
Adjustments to Determine Net Cash Attributable to
  Operating Activities
  Amortization                                           7        3        4
  Equity in Undistributed Earnings
   of Subsidiaries                                    (590)    (517)    (393)
  Securities Gains                                     (95)     (13)     (14)
  Change in Interest Receivable                         (1)      (4)      (4)
  Change in Interest Payable                            (3)       1       (1)
  Change in Taxes Payable                               13      (78)      31
  Other, Net                                             5        9        3
                                                     -----    -----   ------
   Net Cash Provided by Operating Activities           250      150      185
                                                     -----    -----   ------
Investing Activities
Purchase of Securities                                (277)    (142)     (57)
Sales of Securities                                    492       89      117
Maturities of Securities                                 9        1       37
Change in Loans                                       (123)    (196)       8
Acquisition of, Investment in, and Advances to
  Subsidiaries                                        (466)     367      154
                                                     -----    -----   ------
   Net Cash Provided (Used) by Investing Activities   (365)     119      259
                                                     -----    -----   ------
Financing Activities
Change in Other Borrowed Funds                         221       20       32
Proceeds from the Issuance of Long-Term Debt           203      297      546
Repayments of Long-Term Debt                           (16)    (115)    (589)
Change in Advances from Subsidiaries                    76       (7)    (217)
Redemption, Conversion, and Repurchases of
  Preferred Stock and Warrants                           -     (177)     (90)
Issuance of Common Stock                                87       42       53
Treasury Stock Acquired                               (180)    (112)      (4)
Cash Dividends Paid                                   (272)    (219)    (179)
                                                     -----    -----   ------
   Net Cash Provided (Used) by Financing
    Activities                                         119     (271)    (448)
                                                     -----    -----   ------
Change in Cash and Due from Banks                        4       (2)      (4)
Cash and Due from Banks at Beginning of Year             -        2        6
                                                     -----    -----   ------
Cash and Due from Banks at End of Year               $   4    $   -   $    2
                                                     =====    =====   ======
Supplemental Disclosure of Cash Flow Information
Cash Paid During the Year for:
   Interest                                          $ 171    $ 122   $  129
   Income Taxes                                        306      118      152

In 1995, the Company contributed $361 million of available-for-sale securities to a subsidiary, recording a gain of $79 million, of which $16 million remains unrealized at December 31, 1995.

     The Bank of New York ("Bank"), a significant subsidiary, and The Bank of New York (NJ) ("BNYNJ"), are subject to dividend limitations under the Federal Reserve Act and state banking laws. Under these statutes, prior regulatory approval is required for dividends in any year that would exceed either bank's net profits for such year combined with retained net profits for the prior two years. Putnam is subject to a similar limitation under state banking laws. The Bank and BNYNJ are also prohibited from paying a dividend in an amount greater than "undivided profits then on hand" less "bad debts" (generally loans six months or more past due). Putnam is also prohibited from declaring a dividend in excess of current retained earnings.

     Under the first of these limitations, in 1996 the Bank could declare dividends of $893 million plus net profits earned in 1996, BNYNJ could declare dividends of $53 million plus net profits earned in 1996, and Putnam could declare dividends of $4 million plus net profits earned in 1996. None of these banks are restrained from paying dividends under the additional limitations. The dividend policy of The Bank of New York (Delaware) ("BNYDEL"), a significant subsidiary, is to declare dividends that, at a minimum, allow it to meet capital guidelines established by the Federal Deposit Insurance Corporation ("FDIC").

     In addition to these statutory tests, the primary federal regulators of the banks (the Federal Reserve Board in the case of the Bank and BNYNJ and the FDIC in the case of BNYDEL and Putnam could prohibit a dividend if they determined that the payment would constitute an unsafe or unsound banking practice. Bank regulators have indicated that, generally, dividends should be paid by banks only to the extent of earnings from continuing operations.

     The Company, the Bank, BNYNJ, BNYDEL, and Putnam each must comply with risk based capital and leverage ratio guidelines established by bank regulators for bank holding companies and banks. In addition, the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") restricts dividend payments that would cause certain capital ratios to fall below "adequate" capital ratio standards. Each of the Company, the Bank, BNYNJ, BNYDEL and Putnam is in compliance with the capital and leverage ratio standards applicable to it.

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

     The Federal Reserve Act limits amounts of, and requires collateral for, extensions of credit by the Company's insured bank subsidiaries to the Company and, with certain exceptions, its nonbank affiliates; also, there are restrictions on the amounts of investments by such banks in stock and other securities of the Company and such affiliates, and restrictions on the acceptance of their securities as collateral for loans by such banks. Extensions of credit by insured bank subsidiaries to each of the Company and such affiliates are limited to 10% of such bank subsidiary's capital and surplus, and in the aggregate for the Company and all such affiliates to 20%.

     The subsidiary banks of the Company are required to maintain reserve balances with Federal Reserve Banks under the Federal Reserve Act and Regulation D. Required balances averaged $770 million and $789 million for the years 1995 and 1994.

10.  Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments (i.e., monetary assets and liabilities) are determined under different accounting methods-see
Note 1. The following disclosure discusses these instruments on a uniform basis - fair value. However, active markets do not exist for a significant portion of these instruments, principally loans and commitments. As a result, fair value determinations require significant subjective judgments regarding future cash flows. Other judgments would result in different fair values. Among the assumptions used by the Company are discount rates ranging principally from 6% to 8% at December 31, 1995 and 7% to 11% at December 31, 1994. The fair value information supplements the basic financial statements and other traditional financial data presented throughout this Report.

     A summary of the practices used for determining fair value is as follows:

Securities, Trading Activities, and Derivatives Used for ALM
------------------------------------------------------------
The fair value of securities and trading assets and liabilities is based on quoted market prices, dealer quotes, or pricing models. The fair value of derivative instruments such as options, future and forward rate contracts, commitments to purchase and sell foreign exchange, and foreign currency swaps, are similarly determined. The fair value of interest rate swaps is the amount that would be received or paid to terminate the agreement.

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

     The carrying amount and estimated fair value of the Company's financial instruments are as follows:

In millions    December 31,               1995                   1994
                                  --------------------    -------------------
                                  Carrying        Fair    Carrying       Fair
                                    Amount       Value      Amount      Value
                                  --------       -----    --------    -------

Assets:
Securities                        $ 5,003      $ 4,979     $ 4,780    $ 4,623
Trading Assets                        762          762         940        940
Loans and Commitments              35,099       35,501      30,739     30,944
Derivatives Used for ALM               42          (61)         19         15
Other Financial Assets              6,869        6,869       7,211      7,211
                                  -------      -------     -------    -------
  Total Financial Assets           47,775      $48,050      43,689    $43,733
                                               =======                =======
Non-Financial Assets                5,945                    5,190
                                  -------                  -------
Total Assets                      $53,720                  $48,879
                                  =======                  =======
Liabilities:
Noninterest-Bearing Deposits      $10,465      $10,465     $ 8,579    $ 8,579
Interest-Bearing Deposits          25,453       25,478      25,512     25,477
Borrowings                          7,189        7,192       5,888      5,886
Long-Term Debt                      1,848        2,145       1,774      1,812
Trading Liabilities                   620          620         562        562
Derivatives Used for ALM               21          (72)         14         45
                                  -------      -------     -------    -------
  Total Financial Liabilities      45,596      $45,828      42,329    $42,361
                                               =======                =======
Non-Financial Liabilities           2,892                    2,254
                                  -------                  -------
Total Liabilities                 $48,488                  $44,583
                                  =======                  =======


     Commitments and contingent items reduced the fair value of loans and commitments by $58 million in 1995 and $79 million in 1994.

     The table below summarizes the carrying amount of the financial instruments and the related notional amount and fair value (unrealized gain/loss) of interest rate swaps and futures contracts that were linked to these items for ALM purposes:

In millions
                                       Interest            Futures
                                      Rate Swaps          Contracts*
Financial                            ------------         ----------
Instruments
-----------            Carrying  Notional  Unrealized  Notional  Unrealized
                         Amount    Amount  Gain (Loss)   Amount  Gain (Loss)
                       --------  --------  ----  ----    ------  ----  ----
At December 31, 1995
--------------------
Loans                    $1,480    $1,480   $ -  $(62)        -     -     -
Deposits                  2,212     2,212    32    (1)        -     -     -
Borrowings                  590       590     1     -         -     -     -
Long-Term Debt              825       825    41    (1)        -     -     -


At December 31, 1994
--------------------
Loans                    $1,383    $  705   $22  $( 8)   $1,319    $1   $ -
Deposits                  2,779     1,030    14   (15)    2,325     -    (7)
Borrowings                1,907     1,777     7    (3)    1,040     -    (2)
Long-Term Debt              400       400     -   (39)        -     -     -
Credit Card
 Securitization             200       200     -     -         -     -     -



     * Including forward rate agreements


    A discussion of the credit, interest rate, and foreign exchange risks inherent in off-balance-sheet financial transactions is presented under "Liquidity" and "Trading and Off-Balance-Sheet Risks" in the Management's Discussion and Analysis Section of this Report.

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

    The Company uses receive fixed and pay fixed interest rate swaps, futures contracts, and forward rate agreements to convert fixed rate loans, deposits, borrowings, long term debt, and securitized credit card receivables to floating rates. The aggregate notional amount of the futures contracts in 1994 is greater than the amount of assets and liabilities hedged because the three-month duration of the futures contract is shorter than the duration of the assets hedged. The basis swaps convert various variable rate borrowings to LIBOR which better matches the assets funded by the borrowings.

    The Company uses forward foreign exchange contracts to protect the value of its investments in foreign subsidiaries. The after-tax effects are shown in the cumulative translation adjustment included in shareholders' equity. At December 31, 1995 and 1994, $237 million and $202 million in notional amount of foreign exchange contracts, with fair values of $1 million and zero, hedged corresponding amounts of foreign investments. These foreign exchange contracts had a maturity of approximately one month at December 31, 1995.

     Deferred net gains on derivative financial instruments used for ALM amounted to $1 million and $4 million at December 31, 1995 and 1994.

     Net interest income increased by $17 million, $24 million, and $39 million in 1995, 1994, and 1993 as a result of derivative financial instruments used for ALM.

     The following table illustrates the notional amount, remaining contracts outstanding, and weighted average rates for interest rate contracts that were used for ALM:
                                            Remaining Contracts Outstanding
                                                    at December 31,
                                    Total  -----------------------------------
In millions                       12/31/95   1996   1997    1998   1999  2000
------------------------------------------------------------------------------
Receive Fixed Interest Rate Swaps:
  Notional Amount                  $2,729  $1,405 $1,298  $1,138  $ 874  $697
  Weighted Average Receive Rate      7.09%   7.32%  7.33%   7.26%  7.32% 7.09%

Pay Fixed Interest Rate Swaps:
  Notional Amount                  $2,303  $1,308  $1,117  $ 840  $ 663  $393
  Weighted Average Pay Rate          6.55%   7.01%   6.91%  7.24%  7.15% 7.13%

Basis Interest Rate Swaps:
  Notional Amount                  $   75  $   75  $   75  $  75  $  20  $ 20

Forward LIBOR Rate (1)               5.63%   5.11%   5.52%  5.83%  6.06% 6.25%

  (1) The foward LIBOR rate shown above reflects the implied forward yield curve for that index at December 31, 1995. However, actual repricings for ALM interest rate swaps are generally based on 3 month LIBOR.

11.  Trading Activities

The fair value of the Company's financial instruments that are held for trading purposes are:

In millions                       1995                         1994
                           Assets     Liabilities        Assets     Liabilities
                       ------------- -------------  ------------- -------------
Trading Account        12/31 Average 12/31 Average  12/31 Average 12/31 Average
---------------        ---------------------------  ---------------------------
Interest Rate
Contracts:
 Futures and Forward
  Contracts             $  3  $    4  $  1    $  2   $  7  $   18  $  2    $ 14
 Swaps                   210     123   220     121     58     144    41     117
 Written Options           -       -     4       8      -       -    26      14
 Purchased Options         4       7     -       -     26      14     -       -

Foreign Exchange
Contracts:
 Swaps                     6       9     2       6     31      45    38      52
 Written Options           -       -    41      40      -       -    28      35
 Purchased Options        64      51     -       -     33      33     -       -
 Commitments to
  Purchase and Sell
  Foreign Exchange       302     535   332     544    367     711   427     705

Debt Securities           14     229    20       -    162     582     -       -
Other Securities         159     145     -       -    256     336     -       -
                        ----  ------  ----    ----   ----  ------  ----    ----
Total Trading Account   $762  $1,103  $620    $721   $940  $1,883  $562    $937
                        ====  ======  ====    ====   ====  ======  ====    ====

     Other noninterest income included the following income related to trading activities:

In millions
--------------------------------------------------------------------
                                  1995          1994          1993
                                  ----          ----          ----
Foreign Exchange                   $42           $27           $54
Interest Rate Contracts             11            13            18
Debt and Other Securities            7             4             7
                                   ---           ---           ---
                                   $60           $44           $79
                                   ===           ===           ===

     Foreign exchange includes income from trading commitments to purchase and sell foreign exchange, futures, and options. Interest rate contracts reflect the results of trading futures and forward contracts, interest rate swaps, foreign currency swaps, and options. Debt and other securities primarily reflect income from trading debt and equity securities.

12.  Commitments and Contingent Liabilities

In the normal course of business, various commitments and contingent liabilities are outstanding which are not reflected in the accompanying consolidated balance sheets. Management does not expect any material losses to result from these matters.

     A summary of the notional amount of the Company's off-balance-sheet credit transactions, net of participations, at December 31, 1995 and 1994 follows:

In millions

Off-Balance-Sheet Credit Risks                 1995               1994
------------------------------                 ----               ----
Commercial Lending Commitments               $26,606            $21,931
Credit Card Commitments                       18,874             15,512
Standby Letters of Credit                      4,257              4,085
Commercial Letters of Credit                   1,728              2,070
Securities Lending Indemnifications           15,068             15,326

     The total potential loss on undrawn commitments, standby and commercial letters of credit, and securities lending indemnifications is equal to the total notional amount if drawn upon, which does not consider the value of any collateral. The Company does not anticipate the use of all of its unused credit lines available to credit card holders by individual customers at one time. These credit lines are contingent upon customers maintaining specific credit standards, and the Company has the right to reduce or cancel them at any time.
     Standby letters of credit principally support corporate obligations and include $1.5 billion and $1.6 billion that were collateralized with cash and securities at December 31, 1995 and 1994. At December 31, 1995 and 1994, securities lending indemnifications were secured by collateral of $15.1 billion and $15.3 billion. At December 31, 1995, approximately $3.3 billion of the standbys will expire within one year, $0.9 billion between one to five years, and the balance after five years.

     At December 31, 1995 and 1994, the Company has recourse obligations related to the sale of $79 million of mortgages and $1,251 million of mortgages and credit card receivables. The Company has recorded liabilities for these obligations of zero and $7 million at December 31, 1995 and 1994.

     A summary of the notional amount and credit exposure of the Company's derivative financial instruments at December 31, 1995 and 1994 follows:

In millions
                                          Notional Amount     Credit Exposure
Derivative Financial Instruments           1995     1994      1995       1994
                                           ----     ----      ----       ----

Interest Rate Contracts:
    Futures and Forward Contracts        $ 6,012  $ 6,680     $  2       $  8
    Swaps                                  8,728   10,641      234        155
    Written Options                        7,072    5,497        -          -
    Purchased Options                      4,777    5,685        5         26

Foreign Exchange Contracts:
    Swaps                                    308      549        6         31
    Written Options                        2,089    2,161        -          -
    Purchased Options                      1,603    2,451       32          3
    Commitments to Purchase and Sell
      Foreign Exchange                   $24,005   45,860      463        588
                                                              ----       ----
                                                               742        811
Effect of Master Netting Agreements                           (223)      (284)
                                                              ----       ----
Total Credit Exposure                                         $519       $527
                                                              ====       ====

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

     At December 31, 1995 approximately $13.1 billion of interest rate contracts will mature within one year, $11.0 billion between one and five years, and the balance after five years. Substantially all foreign exchange contracts mature within one year. At December 31, 1995 there were no derivative financial instruments on nonperforming status.

     Net rent expense for premises and equipment was $94 million in 1995, $96 million in 1994, and $99 million in 1993.

     At December 31, 1995, the Company and its subsidiaries were obligated under various noncancelable lease agreements, certain of which provide for additional rents based upon real estate taxes, insurance, and maintenance and for various renewal options. The minimum rental commitments under noncancelable operating leases for premises and equipment having a term of more than one year from December 31, 1995 are as follows:

---------------------------------------------------------------------------
           Year ending December 31,        In millions
---------------------------------------------------------------------------

           1996                                 $ 70
           1997                                   62
           1998                                   47
           1999                                   32
           2000                                   26
           Subsequent to 2000                     88
                                                ----
           Total Minimum Lease Payments         $325
                                                ====

     In 1990, Northeast Bancorp., Inc. brought suit against the Company seeking money damages of $350 million related to a terminated merger agreement. The suit was settled in November 1995 for $13 million.

     In the ordinary course of business, there are various claims pending against the Company and its subsidiaries. In the opinion of management, liabilities arising from such claims, if any, would not have a material effect upon the Company's consolidated financial statements.


13.  Other Noninterest Income and Expense

Other noninterest income includes equity in earnings of unconsolidated subsidiaries of $62 million, $34 million, and $46 million in 1995, 1994, and 1993. Other noninterest expense includes deposit insurance premiums of $32 million, $52 million, and $57 million in 1995, 1994, and 1993 and amortization of intangibles of $74 million, $86 million, and $81 million in 1995, 1994, and 1993.

14.  Stock Option Plans

The Company has stock option plans (the Option Plans) which provide for the issuance of stock options at fair market value at the date of grant to officers and key employees of the Company and its subsidiaries. Under the Company's 1993 Plan, options to acquire common stock may be granted in amounts that do not exceed, on a cumulative basis, 1% of the outstanding shares of common stock per year, and, subject to adjustment, options covering no more than approximately 9.5 million shares in the aggregate may be granted during the first five years. Generally, each option granted under the Option Plans is exercisable between one and 10 years from the date of grant. The following is a summary of activity under the Option Plans for the years 1995, 1994, and 1993:

                        1995                 1994                    1993
-------------------------------------------------------------------------------
                             Option                 Option               Option
                              Price                  Price                Price
                 Shares   Per share    Shares    Per Share    Shares  Per share
-------------------------------------------------------------------------------
Outstanding,
 January 1     6,716,746  $10.71 to  6,609,852   $ 9.38 to  6,089,188  $5.56 to
                           31.88                  27.38                22

Granted        1,309,304   11.08 to  1,012,800    26 to     2,054,300  27.38
                           29.75                  31.88

Exercised     (1,629,662)  10.71 to   (847,386)    9.38 to (1,417,608)  5.56 to
                           27.38                  27.38                 22

Canceled         (45,708)  12.79 to    (58,520)   9.38 to    (116,028)  9.38 to
                           29.75                  27.38                27.38
               ---------  ---------  ---------   ---------  ---------  --------
Outstanding,              $10.71 to              $10.71 to             $9.38 to
 December 31   6,350,680   31.88     6,716,746    31.88     6,609,852   27.38
               =========  =========  =========   =========  ========== ========
Exercisable               $10.71 to              $10.71 to             $9.38 to
 December 31   4,593,309   31.88     4,959,134    27.38     3,863,358   22
               =========  =========  =========   =========  =========  ========
Available
 for Grant,
 December 31   3,764,113             4,346,130              5,607,850
               =========             =========              =========


In 1996, a new accounting standard will allow the Company to continue to account for its Option Plans under Accounting Principles Board Opinion 25 ("APB 25") or switch to fair value. The Company plans to continue using APB 25 and as a result no compensation cost will be recorded related to the granting of options. If fair value accounting had been used to account for stock options in 1995, the Company estimates earnings per share would have been reduced by 3 cents.

15.  Foreign Operations

The Company's foreign activities consist of banking, trust, and processing services provided to customers domiciled outside of the United States, principally in Europe and Asia. The following financial information concerning such activities reflects direct attributions and charges for funds employed, based upon average costs of interest-bearing funds:


                                        1995
                       ---------------------------------------
                                  Income
                                  Before
                         Total    Income        Net      Total
                       Revenue     Taxes     Income     Assets
                       -------    ------     ------    -------
Europe                  $  148    $   11       $  6    $ 1,918
Asia                       226        73         41      2,913
Other Foreign              252        21         12      2,842
Domestic                 4,701     1,377        855     46,047
                        ------    ------       ----    -------
  Total                 $5,327    $1,482       $914    $53,720
                        ======    ======       ====    =======


                                        1994
                      ---------------------------------------
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
                        ======    ======       ====    =======


                                        1993
                       ---------------------------------------
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

Independent Auditors' Report


To the Board of Directors and Shareholders of The Bank of New York Company, Inc.
New York, New York

We have audited the accompanying consolidated balance sheets of The Bank of New York Company, Inc. and subsidiaries (the "Company") as of December 31, 1995 and 1994, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Bank of New York Company, Inc. and subsidiaries as of December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.


\s\  Deloitte & Touche LLP

New York, New York
February 26, 1996

Management's Discussion and Analysis of the Company's Financial Condition and Results of Operations
------------------------------------------------------------------------------
SUMMARY OF RESULTS

For the year 1995, The Bank of New York Company, Inc. (the "Company") reported record net income of $914 million or a record $4.30 per fully diluted share, compared with $749 million or $3.70 per fully diluted share in 1994 and $559 million or $2.72 per fully diluted share in 1993. Earnings per share for 1995 were reduced by 21 cents for the dilutive effect of the Company's warrants.
     In 1995, net interest income, the net interest rate spread, and net yield on interest earning assets reached record levels. Loan demand was strong in 1995, particularly in corporate lending across the United States, and in all of the special industry lending areas. Revenues from the Company's securities processing business grew 14% in 1995. All areas of securities processing increased, led by ADRs, corporate trust, and master trust. In 1995, other processing fees grew 11% over last year led by increases in funds transfer and trade finance revenues. The provision for loan losses increased to $330 million. Operating expenses remained under tight control.
     In 1995, returns on average common equity and on average assets established all-time highs. Return on average common equity was 19.42% in 1995 compared with 18.49% in 1994 and 14.98% in 1993, while return on average assets for 1995 was 1.72% compared with 1.49% in 1994 and 1.20% in 1993.
     Nonperforming assets declined by $56 million, or 16%, to $297 million in 1995. December 31, 1995 marked the eighteenth consecutive quarter that nonperforming assets declined.
     In 1994, net interest income on a taxable equivalent basis increased to $1,763 million as the net interest spread increased to 3.30% and the net yield on interest earning assets was 4.11%. These increases reflect a continued shift in the asset mix toward higher yielding assets, including strong growth in credit cards. A reduction in nonperforming assets also contributed to the increase in net interest income. Revenues from the Company's securities and other processing businesses remained strong. A lower provision for loan losses and continued control of operating expenses contributed to higher earnings.
     In 1993, spreads widened reflecting a continuing shift in asset mix toward higher yielding assets and a lower level of nonperforming assets. Fee income was strong, especially from credit cards and securities and other processing. A lower provision for loan losses, continued control of operating expenses, and the acquisition of 62 branches of Barclays Bank of New York, N.A. ("Barclays") on December 11, 1992, also helped to increase earnings. Earnings at The Bank of New York (NJ) ("BNYNJ") increased significantly in 1993.

NET INTEREST INCOME

Dollars in millions                           1995          1994         1993
                                              ----          ----         ----
Net Interest Income on a Taxable
 Equivalent Basis                           $2,068        $1,763       $1,550
Net Interest Rate Spread                      3.41%         3.30%        3.12%
Net Yield on Interest-Earning Assets          4.53%         4.11%        3.84%


     Net interest income on a taxable equivalent basis increased 17% in 1995 to $2.1 billion. Continuing growth in the loan portfolio and wider interest rate spreads contributed to the increase during 1995. Average loans grew 11% to $35.4 billion in 1995 from $32.0 billion in 1994. Managed credit card outstandings were up 13% to $8.7 billion from $7.7 billion and the number of card accounts increased to 6.4 million from 6.0 million. Other loan growth was attributable to strong demand in corporate lending across the United States and in all of the special industries lending areas. The acquisition of Putnam added $105 million to average loan outstandings. The increase in the yield also reflects an increase in the volume of interest-free sources of funds by $813 million (a portion attributable to compensating balances in lieu of servicing fees), and higher returns on these funds.
     On a taxable equivalent basis, net interest income increased 14% in 1994. Credit card growth, the large decline in nonperforming loans, and wider interest rate spreads contributed to this growth during 1994. Average loans grew to $32.0 billion in 1994 from $30.4 billion in 1993. Managed credit card outstandings were up by 24% to $7.7 billion at December 31, 1994. Large corporate lending in the U.S. also showed strong growth. The net interest rate spread and net yield on interest-earning assets increased by 6% and 7% in 1994. The spread and yield benefitted from the return of most of the Company's credit card securitization to its balance sheet. The increase in the yield also reflects an increase in the volume of interest-free sources of funds by $281 million (a portion attributable to compensating balances in lieu of servicing fees), and higher returns on these funds in a rising interest rate environment.
     Net interest income increased 8%, the spread by 7%, and the yield by 6% in 1993. Contributing to these increases were a $0.7 billion rise in the level of average interest-earning assets, the Company being liability sensitive in a declining rate environment, and the large decline in nonperforming loans. The increase in yield also reflects a higher volume of interest-free sources of funds, partially offset by lower returns on these funds in a low interest rate environment.
     The credit card securitizations reduced net interest income by $5 million in 1995, $87 million in 1994, and $162 million in 1993.
     Interest income would have been increased by $19 million, $17 million, and $27 million if loans on nonaccrual status at December 31, 1995, 1994, and 1993 had been performing for the entire year.

NONINTEREST INCOME

Noninterest income is provided by a wide range of fiduciary and processing services, other fee-based services, and trading activities. These revenues were $1,496 million in 1995, compared with $1,289 million in 1994 and $1,319 million in 1993.
     Securities processing fees were $411 million, $359 million, and $309 million in 1995, 1994, and 1993. Other processing fees, principally funds transfer, deposit services, and trade finance, were $189 million in 1995, $171 million in 1994, and $162 million in 1993. Trust and investment fees were $136 million in 1995, $126 million in 1994, and $134 million in 1993. Service charges and fees, excluding those associated with the credit card securitization, were $425 million in 1995, compared with $427 million in 1994 and $390 million in 1993. For further discussion of fee revenue see Sector Profitability.
     The credit card securitizations increased noninterest income by $3 million in 1995, $38 million in 1994, and $64 million in 1993. Most of the decreases in noninterest income from securitizations were due to maturities.
     Securities gains totaled $115 million, $15 million, and $64 million in 1995, 1994, and 1993, including gains on equity securities of $97 million in 1995 and $28 million in 1993. There were no net equity securities gains recorded in 1994.
     Other noninterest income was $217 million in 1995, $153 million in 1994, and $196 million in 1993. Profits from foreign exchange and other trading activities were $60 million, $44 million, and $79 million in 1995, 1994, and 1993. Other noninterest income includes a pre-tax gain of $58 million in 1995 related to the sale of the Company's mortgage servicing portfolio. Other noninterest income for 1994 and 1993 included pre-tax gains of $22 million and $24 million related to the sale of portions of the Company's interest in Wing Hang Bank, Ltd.

NONINTEREST EXPENSE AND INCOME TAXES

Expenses remained under good control in 1995. Total noninterest expense was $1,713 million in 1995 and $1,646 million in 1994 and 1993. The efficiency ratio has steadily declined to 50.0% in 1995 from 53.8% in 1994 and 56.8% in 1993. The efficiency ratio for 1995 excludes the expenses related to the settlement of litigation related to Northeast Bancorp.
      Securities processing acquisitions and the purchase of Putnam contributed to the rise in expenses in 1995. Net occupancy and furniture and fixture expenses fell by a combined $4 million, or 2%, to $262 million. Salaries and employee benefits increased 7% to $913 million in 1995. In 1995, expenses related to the settlement of litigation with NEB were $15 million.
     Total noninterest expense was unchanged in 1994 compared with 1993. Net occupancy and furniture and fixture expenses fell by a combined $7 million, or 3%, to $266 million. Salary expense increased by 4% in 1994, and profit sharing and incentive compensation also increased. Medical insurance expense was $59 million in 1994, a decline of 5% from $62 million in 1993.
     Deposit insurance premiums were $32 million in 1995 compared with $52 million and $57 million in 1994 and 1993. The FDIC substantially reduced the assessment rate for deposit insurance premiums in 1995. The initial assessment rate for 1996 is zero.
     Other real estate charges were $5 million, $11 million, and $53 million in 1995, 1994, and 1993. Operating expenses related to other real estate owned were approximately $4 million in 1995 and 1994, down from $8 million in 1993.
     The Company's consolidated effective tax rates for 1995, 1994, and 1993 were 38.3%, 37.5%, and 36.9%. The 1995 rate increased primarily from the reduced impact of tax-exempt income partially offset by the reduced impact of state and local taxes. The 1994 rate reflects the reduced impact of tax-exempt income and state and local taxes, offset by lower taxes on foreign operations and the effect of nondeductible expenses to total income.

LIQUIDITY

The Company maintains its liquidity through the management of its assets and liabilities, utilizing worldwide financial markets. The diversification of liabilities reflects the flexibility of the Company's funding sources under changing market conditions. Stable core deposits, including demand and retail time, are generated through the Company's diversified network and managed with the use of trend studies and deposit pricing. The use of derivative products such as interest rate swaps and financial futures enhances liquidity through the issue of long-term liabilities without exposure to interest rate risk. Liquidity also results from the maintenance of a portfolio of assets which can be easily reduced and the monitoring of unfunded loan commitments, thereby reducing unanticipated funding requirements.
     The Company actively manages interest rate sensitivity (the exposure of net interest income to interest rate movements). The relationship of interest-earning assets and interest-bearing liabilities between repricing dates is closely monitored, yet the Company's policies are flexible enough to capitalize on profit opportunities, while minimizing adverse effects on earnings when changes in short-term and long-term interest rates occur. The Company uses complex simulation models to adjust the structure of its assets and liabilities in response to interest rate exposures.
     Average savings, time, and noninterest-bearing deposits increased by $0.1 billion during 1995. Medium-term notes declined $0.3 billion and foreign deposits increased by $1.4 billion. More volatile sources of interest-bearing deposits and borrowings increased by $0.7 billion.
     In 1995, the Company's average commercial paper borrowings were $656 million compared with $361 million in 1994. The Company has backup lines of credit of $350 million at financial institutions supporting these borrowings.
     The following comments relate to the information disclosed in the Consolidated Statements of Cash Flows.
     Cash flows from earnings and other operating activities were $1.8 billion in 1995, compared with $2.5 billion and $0.7 billion in 1994 and 1993. The decrease in 1995 reflects only a small decline in trading assets while in 1994 the increase is attributable to a significant decline in trading assets.
     In 1995, cash used by investing activities was $2.4 billion, reflecting additions to loans partially offset by a decline in federal funds sold and securities purchased under resale agreements. The 1994 and 1993 cash flows used by investing activities were $5.4 billion and $1.0 billion, reflecting additions to loans and securities. Cash provided by financing activities was $2.4 billion and $1.3 billion in 1995 and 1994 as the Company used deposits to finance its investing activities. Federal funds purchased and securities sold under repurchase agreements in 1995 and other borrowings in 1994 were also sources of funds. Cash used by financing activities was $0.7 billion in 1993 as the Company reduced its deposit borrowings.
     Restrictions on the ability of the Company to obtain funds from its subsidiaries are discussed in Note 9 to the Consolidated Financial Statements.

CAPITAL RESOURCES
                                                 December 31,
Capital Ratios                            1995                  1994
--------------                            ----                  ----
Common Equity                             9.53%                 8.55%
Tangible Common Equity                    8.00                  7.39
Tier 1 Capital                            8.42                  8.45
Total Capital                            13.08                 13.43
Leverage                                  8.46                  7.89

     The Company's common equity ratio is one of the highest among money center banks. The Company's banks' capital ratios exceed "well capitalized," the highest of five regulatory capital categories.
     Shareholders' equity was $5,232 million at December 31, 1995, compared with $4,296 million at December 31, 1994 and $4,072 million at December 31, 1993. In January 1996, the Company increased its quarterly common stock dividend to 40 cents per share, up 25% from the beginning of 1995. The Company retained $641 million of earnings and issued $200 million of subordinated debt. Subordinated debentures totaling $136 million were converted to common stock. In addition, the Company repurchased 4.7 million shares of common stock in 1995. The Company's plans to repurchase its common stock are discussed in Note 6 to the Consolidated Financial Statements.

     In 1994, the Company increased its quarterly stock dividend to 32 cents per share, a 42% increase. The Company also declared a 2-for-1 common stock split. In addition, the Company repurchased 3.7 million shares of common stock. The Company retained $512 million of earnings and issued $300 million of subordinated debt. Two issues of preferred stock were redeemed in 1994, reducing preferred stock by $156 million and retained earnings by $17 million.
     During 1993, the Company strengthened its capital position. The Company retained $383 million of earnings and issued $550 million of subordinated debt while $655 million of long-term debt matured or was redeemed and $75 million of preferred stock was redeemed. In addition, $58 million of preferred stock was converted into $46 million of common stock.
    The Company can issue up to $1.3 billion of debt and preferred stock (including convertible preferred stock) pursuant to a shelf registration statement.

CREDIT CARD SECURITIZATION

The Company securitized $1,350 million of credit card receivables in 1991.
All securitized receivables matured prior to December 31, 1995. The impact of the securitizations on the Company's financial statements, assuming the funds received from the securitizations were used to replace short-term borrowings, is summarized below:

In millions                              1995        1994       1993
                                         ----        ----       ----
Lower Net Interest Income                  $5         $87       $162
Lower Provision for Loan Losses             2          32         56
Higher Noninterest Income                   3          38         64

PROVISION AND ALLOWANCE FOR LOAN LOSSES

The provision for loan losses was $330 million in 1995, compared with $162 million in 1994 and $284 million in 1993. The increase in the provision compared with 1994 was principally related to charge-offs in the credit card portfolio. In 1995, the Company continued to experience improvement in the asset quality of business loans as nonperforming loans dropped.
     Net charge-offs were $377 million in 1995, $354 million in 1994, and $387 million in 1993. In these years, net charge-offs were primarily attributable to real estate, other commercial, and consumer loans. The total allowance for loan losses was $756 million and $792 million at year-end 1995 and 1994. The decrease in the allowance for loan losses ($36 million in 1995 and $178 million in 1994) resulted primarily from net charge-offs exceeding the provision for loan losses and the decline in the level of nonaccrual loans. Maturities in the Company's credit card securitization program enabled it to transfer $3 million in 1995 and $14 million in 1994 of its recourse obligation from other liabilities to the allowance. The ratio of the total allowance for loan losses to year-end loans was 2.01% and 2.40% at December 31, 1995 and 1994.

LOANS

The following table shows the Company's loan distribution at the end of each of the last five years:
                                     1995     1994     1993     1992     1991
In millions                          ----     ----     ----     ----     ----

Domestic
  Credit Card                      $ 8,727  $ 7,475   $5,024  $ 3,871  $ 2,887
  Other Consumer Loans                 753      790    1,004    1,358    1,428
  Commercial and Industrial Loans*  12,025   11,149    9,781   10,495   12,398
  Real Estate Loans
    Construction and Land
     Development                       118      125      160      188      322
    Other, Principally Commercial
     Mortgages                       2,741    2,743    2,626    2,822    2,340
    Collateralized by Residential
     Properties                      3,229    3,036    3,203    3,423    2,820
  Banks and Other Financial
   Institutions**                    1,953    1,289    1,893    1,521       35
  Loans for Purchasing or Carrying
   Securities                        3,068    2,339    2,275    1,098    1,417
  Lease Financings                   1,503    1,308    1,038    1,033    1,063
  Other**                              200       49       65      126    1,222
                                   -------  -------  -------  -------  -------
      Total Domestic                34,317   30,303   27,069   25,935   25,932
                                   -------  -------  -------  -------  -------
Foreign
  Commercial and Industrial Loans 1,906 1,605 1,775 1,928 2,773 Banks and Other Financial
   Institutions                        828      672      810      997    1,122
  Government and Official
   Institutions***                     227      212      565      535      546
  Other                              1,383    1,161    1,188      947      795
                                   -------  -------  -------  -------  -------
      Total Foreign                  4,344    3,650    4,338    4,407    5,236
                                   -------  -------  -------  -------  -------
      Total Loans                   38,661   33,953   31,407   30,342   31,168
Less: Unearned Income                  974      870      837      845      833
      Allowance for Loan Losses        756      792      970    1,072    1,084
                                   -------  -------  -------  -------  -------
       Net Loans                   $36,931  $32,291  $29,600  $28,425  $29,251
                                   =======  =======  =======  =======  =======

  * The commercial and industrial loan portfolio does not contain any industry concentration which exceeds 10% of loans.

 ** Prior to 1992, certain loans to the securities and mortgage banking industries were classified as Other Loans.

*** During 1994, $292 million of loans were reclassified to securities.

NONPERFORMING ASSETS

The following table shows the distribution of nonperforming assets at December 31, 1995 and 1994:

Dollars in millions                     1995        1994       Change
                                     -----------------------------------
Category of Loans:
Commercial Real Estate                  $ 42        $ 63        (33)%
Other Commercial                          75          74          1
Foreign                                   20          32        (38)
LDC                                       21          45        (53)
Community Banking                         67          83        (19)
                                        ----        ----
    Total Nonperforming Loans            225         297        (24)
Other Real Estate                         72          56         29
                                        ----        ----
    Total Nonperforming Assets          $297        $353        (16)
                                        ====        ====
Nonperforming Asset Ratio                0.8%        1.1%
Allowance/Nonperforming Loans          336.0       266.7
Allowance/Nonperforming Assets         254.5       224.4


     Nonperforming assets declined for the eighteenth consecutive quarter to $297 million at December 31, 1995.
     The decrease in nonperforming assets during 1995 is attributable to charge-offs and writedowns of $74 million and paydowns, sales, and returns to accrual status of $137 million. The decrease was partially offset by $155 million of loans placed on nonperforming status.


FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair value of the Company's financial instruments are disclosed in Note 10 to the Consolidated Financial Statements. The fair values, if realized, would improve the Company's capital resources and results of operations because the excess of fair value over the carrying amount for its assets is greater than the corresponding excess for liabilities. The fair values would not affect liquidity.
     In 1995, declining interest rates produced unrecognized fair value gains in the securities portfolios. Rising interest rates in 1994 resulted in unrecognized fair value losses in the securities portfolio. Higher values attributable to consumer loans more than offset the declines in value associated with credit-impaired commercial loans in both 1995 and 1994. The increase in fair value of long-term debt primarily reflects the influence of the Company's stock price on the fair value of its convertible subordinated debentures.

TRADING AND OFF-BALANCE SHEET RISKS

The Company's significant trading and off-balance-sheet risks are securities,
foreign currency and interest rate risk management products,   commercial
lending commitments, letters of credit, and securities lending indemnifications. The Company assumes these risks to trade for its own account, to reduce its own interest rate and foreign currency risks, and to enable its customers to meet their credit and liquidity needs and hedge their foreign currency and interest rate risks. These items involve, to varying degrees, credit, foreign exchange, and interest rate risk not recognized in the balance sheet. The Company's off-balance-sheet risks are managed and monitored in manners similar to those used for on-balance-sheet risks. There are no significant industry concentrations of such risks. The Company manages trading risk through a system of position limits, an earnings at risk methodology, stop loss advisory limits, and other market sensitivity measures. Position limits restrict by instrument and currency the size of positions the Company can take. Earnings at risk is designed to measure with 95% certainty the Company's exposure to change in earnings resulting from price fluctuations in the Company's trading portfolio over a 24-hour period. The trading portfolio's pre-tax earnings at risk averaged approximately $1.5 million for the fourth quarter of 1995, and ranged from approximately $0.8 million to $2.4 million. During the fourth quarter of 1995 daily trading revenue averaged approximately $0.2 million, and ranged from approximately a gain of $1.2 million to a loss of $0.5 million. During this period, trading revenue did not exceed the Company's earnings at risk estimates on any given trading day. Stop loss advisory limits require a trading desk's open positions and trading strategy to be reviewed by senior management when a predetermined loss amount has been reached by that trading desk. Market price risk is also managed by monitoring a trading position's price sensitivity to changes in interest rates. This sensitivity analysis is used to establish trading limits for certain products.
     The amounts associated with off-balance-sheet risks are disclosed in Notes 10 and 12 to the Consolidated Financial Statements.

SECTOR PROFITABILITY

The Company has an internal information system used for management purposes that produces sector performance data for Trust, and Securities and Other Processing, Retail Banking, Corporate Banking, and Other sectors. A set of measurement principles has been developed to help ensure that reported results of the sectors track their economic performance. Sector results are subject to restatement whenever improvements are made in the measurement principles or organizational changes are made. In 1995, the data was restated to reflect the transfer from the Corporate Banking Sector to the Other Sector gains and losses associated with foreign investments and subsidiaries. The methodology used for match funding of assets and liabilities was also adjusted.
     Net interest income is computed on a taxable equivalent basis. Support and other indirect expenses are allocated to sectors based on general guidelines. The provision for loan losses is based on net charge-offs incurred by each sector. Assets and liabilities are match funded.
     The Trust, and Securities and Other Processing Sector provides a broad array of fee based services. Trust includes personal trust, personal asset management and institutional investment. Securities processing includes American depositary receipts, corporate trust, securities lending, government securities clearance, mutual fund custody, unit investment trust, stock transfer, and institutional custody. Trade finance, funds transfer, and deposit services are included in other processing.
     The Retail Banking Sector includes credit card financing, consumer lending, custom banking, and residential mortgage lending.
     The Corporate Banking Sector is divided into special industries banking, U.S. commercial banking, middle market banking, international banking, and factoring.
     The Other Sector includes trading and investing activities, treasury services to other sectors, general administration, and the difference between the recorded provision for loan losses and that allocated to the other sectors.

     The sectors contributed to the Company's profitability as follows:


                         Trust, and
                     Securities and                      Corporate
                   Other Processing   Retail Banking      Banking
                     -------------- ------------------ --------------
In millions          1995 1994 1993   1995   1994 1993 1995 1994 1993
                     ---- ---- ----   ----   ---- ---- ---- ---- ----
Net Interest Income
  on a Taxable
  Equivalent Basis   $153 $129 $107 $1,279 $1,034 $826 $522 $452 $443

Provision for Loan
  Losses                -    -    -    291    203  184   62  126  203

Noninterest Income    847  757  706    165    217  239  272  244  213

Noninterest Expense   611  582  539    699    702  709  233  223  250
                     ------------------------------------------------
Income before Taxes  $389 $304 $274 $  454 $  346 $172 $499 $347 $203
                     ================================================

                          Other               Total
                     ----------------- -------------------
In millions          1995  1994  1993   1995   1994   1993
                     ----  ----  ----   ----   ----   ----
Net Interest Income
  on a Taxable
  Equivalent Basis   $114  $148  $174 $2,068 $1,763 $1,550

Provision for Loan
  Losses              (23) (167) (103)   330    162    284

Noninterest Income    212    71   161  1,496  1,289  1,319

Noninterest Expense   170   139   148  1,713  1,646  1,646
                     -------------------------------------
Income before Taxes  $179  $247  $290 $1,521 $1,244 $  939
                     =====================================

     In the Trust, and Securities and Other Processing Sector, securities processing fees increased 14% over last year to $411 million compared to $359 million in 1994 and $309 million in 1993. All areas of securities processing increased led by ADRs, corporate trust and master trust. Securities processing revenues did not include any revenue from the acquisition of the custody business of J.P. Morgan or BankAmerica. Transition activities associated with these acquisitions will continue throughout 1996. Fees from the acquisition of NationsBank's corporate trust business were included in securities processing revenue for the month of December. In other processing, fees grew by 11% led by increases in funds transfer and trade finance revenues. Trust and investment management fees increased to $136 million in 1995 from $126 million in 1994 primarily due to higher market valuation of assets under management and the acquisition of Putnam.
     In 1994, American depositary receipts and corporate trust showed exceptional growth. Other areas of strength included mutual fund custody and government securities clearance. In other processing, trade finance increased by 15% over 1993. Overall volume and total revenue in funds transfer were up 20% and 18% from 1993. However, service fees in the funds transfer and deposit services area were lower due to customers' increasing use of compensating balances in a rising interest rate environment. Trust and investment management reported lower revenue due primarily to lower market valuations of assets under management.
     The increase in net interest income in the Retail Sector principally reflects growth in the Company's credit card business and the higher value of noninterest-bearing balances. Charge-offs increased compared to last year. Credit card accounts past due over 30 days were 4.50% of managed outstandings at the end of 1995 compared with 3.34% and 3.30% at the end of 1994 and 1993. Net credit card charge-offs as a percentage of average managed outstandings were 3.44% in 1995, compared with 2.68% and 3.19% in 1994 and 1993.
Maturities in the credit card securitization program shifted revenue from noninterest income to net interest income. Credit card interchange income for managed outstandings was $85 million, $81 million, and $68 million in 1995, 1994, and 1993.
     The Company is currently negotiating with an affinity group to renew a contract related to a credit card portfolio with $3.6 billion of outstandings at December 31, 1995. The contract expires in 1997 and entitles the Company to sell the portfolio at fair market value if it is not renewed.
     The increase in net interest income in the Corporate Banking Sector in 1995 is attributable to increased loan demand, higher yields, and a decline in nonperforming assets. Loan demand continued to strengthen, particularly in corporate lending across the United States, in the middle market, and in all of the special industry lending areas. In 1994, the increase in net interest income in the Corporate Banking Sector was attributable to higher yields as well as a decline in nonperforming assets. The sector also benefitted from a reduction in the provision for loan losses. In addition, increased earnings in the Company's factoring business contributed to the sector's results. The decrease in noninterest expense was partially attributable to a reduction in other real estate expense.
     The Other Sector reflects the difference between the recorded provision for loan losses and that allocated to the sectors. Noninterest income for 1995 includes $58 million for the pre-tax gain on the sale of the ARCS Mortgage portfolio. Also included in noninterest income for 1994 and 1993 are pre-tax gains of $22 million and $24 million on the sale of portions of the Company's interest in Wing Hang Bank, Ltd. Securities gains and foreign exchange and other trading activity increased $116 million from 1994. In 1994, the Other Sector had a decline in revenues from trading and investing activities.

QUARTERLY DATA                               UNAUDITED


                                  1995                        1994
                      ---------------------------  ---------------------------
Dollars in millions, Fourth Third Second First Fourth Third Second First except per share amounts

Interest Income        $ 967  $ 947  $ 981  $ 936   $ 853  $ 783  $ 698  $ 626

Interest Expense         446    435    477    445     378    335    289    243
                       -----  -----  -----  -----   -----  -----  -----  -----
Net Interest Income      521    512    504    491     475    448    409    383
                       -----  -----  -----  -----   -----  -----  -----  -----

Provision for Loan
  Losses                 105    113     62     50      39     39     39     45

Noninterest Income       422    405    350    319     298    321    321    350

Noninterest Expense      447    424    425    416     413    420    410    403
                       -----  -----  -----  -----   -----  -----  -----  -----
Income Before
  Income Taxes           391    380    367    344     321    310    281    285

Income Taxes             150    146    141    131     120    116    105    107
                       -----  -----  -----  -----   -----  -----  -----  -----
Net Income             $ 241  $ 234  $ 226  $ 213   $ 201  $ 194  $ 176  $ 178
                       =====  =====  =====  =====   =====  =====  =====  =====
Net Income
  Available to
  Common Shareholders  $ 239  $ 232  $ 223  $ 210   $ 198  $ 191  $ 173  $ 174
                       =====  =====  =====  =====   =====  =====  =====  =====
Per Common Share Data:
  Primary Earnings     $1.15  $1.16  $1.14  $1.12   $1.06  $1.01  $0.92  $0.93

  Fully Diluted
   Earnings             1.12   1.11   1.09   1.06    1.00   0.96   0.87   0.87

  Cash Dividends        0.36   0.36   0.32   0.32    0.32   0.275  0.275  0.225

  Stock Price
    High               48.75  46.50  43.38  33.50   31.88  32.62  32.00  29.69

    Low                41.88  38.00  31.88  29.00   26.75  28.62  25.06  25.50

Ratios:
  Return on Average
    Common
    Shareholders'
    Equity             18.87% 19.28% 19.85% 19.98%  19.03% 18.68% 17.67% 18.55%

  Return on Average
   Assets               1.77   1.78   1.68   1.65    1.55   1.49   1.42   1.50

                           Business Review

Securities And Other Processing

     The Bank of New York offers a more complete range of processing and operating services than any other bank. We are the largest overall processor of securities in the U.S. and one of the largest in the world. We offer customers experience, scale and technological resources to fulfill virtually all requirements.

Securities Processing:
     We offer nine distinct product lines: three for issuers of debt and equity securities, three for institutional investors, and three for the securities and mutual fund management industries. Record keeping and reporting are common functions for all product lines.
     We are the market leader in American and global depositary receipts and government securities clearance. We hold the number two market position for corporate trust, institutional custody, mutual funds custody, securities lending and unit investment trust servicing. We rank among the top three providers of master trust/master custody and among the top four in stock transfer. Each of our nine product lines experienced internal growth in 1995, most in excess of 10%.
     Several banking institutions decided to exit the securities processing services industry in 1995. Because we have consistently invested in the resources and technology necessary to improve our operating efficiency and accommodate additional business, the Bank was able to take advantage of this consolidation trend. We made 11 strategic acquisitions during 1995, including the custody businesses of BankAmerica and J.P. Morgan, which represented combined assets of approximately $1.2 trillion. These acquisitions give both our new and existing clients enhanced service capabilities and access to an expanded domestic and global operations network. The conversion of acquired accounts to the Bank's processing systems is on schedule and proceeding as expected.

Services provided to issuers of securities are comprised of the following product lines:
     American Depositary Receipts: Depositary receipts enable U.S. investors to invest in dollar-denominated equity and debt securities of foreign companies and government agencies, providing them access to the U.S. capital markets.
     In total, the Bank issues depositary receipts for more than 800 non-U.S. companies representing 50 countries and accounting for over 55% of all sponsored public depositary receipt programs.
     We continued to lead this industry in 1995. We acted as depositary for 62% of all new public sponsored depositary receipt programs for companies based in 28 countries. For the last five years our share of all new programs has averaged over 60%. Among our achievements were the establishment of the first 144A depositary receipt programs for the Czech Republic, Slovakia, Poland and Russia and the first depositary receipt program for Bolivia. We have diversified our client base by establishing new depositary receipt programs in nearly every foreign market. This enables us to benefit from changes in investment flows.
     Industry share trading volume for listed depositary receipts increased almost 40% during 1995. It comprised only 5.3% of total U.S. share trading volume, indicating that there is still considerable room for depositary receipt growth in the future.
     Fees increased over 30% for the year.

     Corporate Trust: As corporate trustee, the Bank provides registrar, custodial, escrow and paying agent services to corporate and government issuers of debt securities.

     The Bank is the second largest supplier of corporate trust services, handling approximately 34,000 issues with over $450 billion in principal amount outstanding.
     We acquired seven corporate trust books of business which added over 14,000 trust appointments to our portfolio. We have already completed the successful conversion of the NationsBank, CoreStates Financial, Frost National Bank, Hibernia National Bank, Meridian Trust and First Hawaiian Bank portfolios. The Wachovia Corp. acquisition will be converted in 1996. The NationsBank acquisition was particularly significant as it greatly enhanced the Bank's market share in several fast-growing markets in the U.S.
     Our existing book of business also grew substantially in 1995.
Excluding acquisitions, we achieved more new trustee appointments than any of our competitors during the year in both the number and the principal amount of debt issues: 162 issues amounting to more than $53 billion. We ranked among the top five in new appointments in every product we service.
     Overall fees increased 24% for the year.

     Stock Transfer: As stock transfer agent, we provide shareholder record keeping, dividend paying and reinvestment, proxy tabulation, and exchange services to corporate issuers of equity securities.
     We perform these services for more than 400 public companies with over 8 million shareholders. Based upon customer surveys, an independent study ranked the quality of our services number one among the leading stock transfer agents in 1995.
     In 1996 we will begin to incorporate image processing into our operations, a technology which will increase processing speed, improve service quality and add to our capacity.
     We added 36 companies to our customer list during the year, an increment of over 500,000 shareholders. Fees were modestly higher for the year.

The Bank is an internationally recognized securities custodian for institutional investors: We offer a comprehensive array of services through a worldwide settlement network encompassing 80 markets. Our services for a diversified base of clients include custody, settlement of trades, income collection, corporate action processing, proxy management, pricing and performance analysis for securities portfolios. Our reporting systems allow us to tailor information to meet the specific requirements of our custody customers such as insurance companies. In addition, we provide our custody clients with securities lending, cash management, foreign exchange and credit services.
     Worldwide custody services for institutional investors include the following:
     Master Trust/Master Custody: We are a leading provider of custody and trustee services to clients with multiple investment portfolios. Our clients include public funds, corporate pension funds, Taft-Hartley funds, foundations and endowments. In addition to our regular custodial service, we provide these clients with daily portfolio valuation, enhanced regulatory compliance reporting and on-line portfolio performance analysis.
     Excluding acquisitions, our client base grew by 57 clients in 1995 with particular strength exhibited by the corporate pension fund segment. Fees advanced 14%.
     Institutional Custody: The Bank is a leading custodian for insurance companies, central banks, commercial banks and government agencies.
     In 1995 we added 91 new institutional clients unrelated to our acquisitions, representing a 23% increase over 1994. Our strong emphasis on the insurance industry enabled us to double our custody assets for that market segment. Fees increased modestly.
     Securities Lending: In conjunction with its custody businesses the Bank operates one of the largest securities lending programs in the world. Lending securities that are held in custody, or that are otherwise available to us, increases the yield on customers' portfolios by investing the cash collateral exchanged for those securities. Our services include loan solicitation, negotiation of terms, transaction settlement, loan administration, credit analysis of borrowers, and receipt and investment of cash collateral. We operate this business through our offices in New York, London and Hong Kong.
     Fees increased 7% for the year.

We also offer custodian services to the securities and mutual fund management industries.
     Mutual Funds Custody: We are the second largest custodian for mutual fund management companies, providing domestic and global custody, portfolio accounting and pricing, and fund administration services. In total, we act as custodian for over 800 mutual funds for 72 management companies, including 11 of the industry's 20 largest firms. We have an office in Dublin, Ireland for servicing non-U.S. registered mutual funds which are sold to non-U.S. citizens. We also provide our stock transfer service for closed end mutual funds.
     During 1995 we achieved 17 new mutual fund manager appointments and increased the total number of mutual fund portfolios by over 125. Total assets under custody rose 35% to $450 billion at year end. Fees increased 7% in 1995.
     Unit Investment Trust: We are the second largest provider of trustee services for unit investment trusts, which are passive securities portfolios created by broker/dealer sponsors. Our role as trustee is to provide portfolio custody, accounting and administration services as well as transfer agency and unitholder relations services.
     In March 1995 we acquired about 500 unit investment trusts from Investors Bank & Trust Company. Overall, at year end we were trustee for approximately 4,100 trusts with assets of over $26 billion.
     Fees rose 9% for the year.

     Government Securities Clearance: We continue to be the market leader in the clearance of U.S. government and certain other government agency securities as well as in the administration of tri-party repurchase agreements. In the former role we serve as the agent for the movement of securities from the U.S. Treasury and other government agency issuers to the dealer community and for the movement of securities among dealers. Under the latter program the Bank acts as an intermediary between a dealer and an investor, holding the securities in custody until the termination of the repurchase agreement. We provide valuation and segregation services as long as the securities held as collateral are under our custody management.
     We added 18 new tri-party relationships in 1995. Significant growth was realized from the establishment of a global collateral management service for international investors. On an average day, we cleared over 55,000 transactions representing approximately $600 billion of securities, and held $125 billion of tri-party collateral under management during 1995. Fees were modestly higher for the year.


Other Processing:
Our Other Processing products serve financial institutions and corporations around the world as well as middle market companies and small businesses located in the greater New York metropolitan area. All three of our other processing businesses experienced revenue growth in 1995. The businesses are:
     Funds Transfer: This service involves the electronic payment of U.S. dollars within the U.S. and around the world on behalf of our customers for the settlement of financial transactions. On an average day we clear over 60,000 transactions worth $220 billion for domestic and foreign financial institutions, corporations and individuals. Primarily an international business, we interface with a network of over 2,000 correspondent financial institutions throughout the world.

     Our market share among U.S. commercial banks has been improving steadily over the past four years.
     Revenues increased 18% in 1995.

     Trade Services: The Bank provides a broad range of trade services for financial institutions and corporations through its global network of branches and representative offices. Our major product is letters of credit, which expedite payment for customers' imports and exports around the world. Asia, Latin America and the Middle East are our primary foreign markets.
     We are in the midst of an automation program to upgrade the electronic linkages among our Asian offices and New York, which should enhance service quality significantly.
     Trade services fees increased 13% in 1995.

     Cash Management: We offer a full range of cash management services to corporate and institutional customers, primarily located in the U.S. The product line involves the receipt and disbursement of cash along with sophisticated reporting. Markets of particular strength for the Bank include middle market companies and small businesses in the greater New York metropolitan area, financial institutions of all types and large corporations for which we serve as a lead bank.
     Two major new products were introduced in 1995. The WINDOWS (registered trademark) based workstation enables customers to initiate wire transfer and automated clearing house transactions and provides them with access to a wide array of information regarding their cash movements. The check imaging service allows corporations to electronically retrieve copies of their checks onto their personal computers, reducing opportunities for fraud and providing fast information to respond to inquiries.
     Revenues increased 5% for the year.

Corporate Banking

     The Bank of New York serves the global banking needs of domestic and multi-national corporations and institutions. We focus on companies where we can position ourselves as a lead bank. Our strategy is to not only arrange their corporate credits, but also assist them with their securities processing, cash management, trade finance and other banking and transactional requirements.
     Our Capital Markets division provides loan structuring and syndication services to our customers as well as corporate advisory services and private placements. Gains in this area have been significant over the last few years. In 1995 we ranked eighth among major banks in acting as agent or co-agent on credit facilities. Four years ago, we ranked 21st. The Bank of New York currently acts as administrative agent on 180 broadly syndicated loans, of which 44 were new appointments in 1995.

Corporate Banking is divided into the following areas:
     Special Industries Banking: The Bank of New York is a leading provider of credit and operating services to the media and entertainment, telecommunications, securities, energy and public utility, marine transportation, real estate, retailing, mortgage banking and insurance industries. We bring a depth of experience and expertise to these industries that provides added value for our clients. A 12% increase in average loan volume was achieved during 1995.
     We are a leading lender and arranger of bank loans to the rapidly expanding media and telecommunications industries. Our media division currently acts as lead agent or co-agent for 83 transactions representing over $74 billion in bank facilities.
     U.S. Commercial Banking: This area serves the banking needs of large corporations primarily located in nine major urban markets. Our targeted marketing emphasis resulted in strong loan growth with average outstandings increasing 16% in 1995.
     Middle Market Banking:   The Bank has emphasized this market segment in
recent years. We offer middle market customers throughout the greater New York metropolitan area, Connecticut and New Jersey a broad range of sophisticated banking services including asset-based finance, cash management, securities processing, trade finance, leasing and investment banking. Average loan volume grew 15% in 1995.
     International Banking: Our international banking operations focus on promoting the processing businesses of the Bank with major emphasis on American depositary receipts, global custody, securities lending, funds
transfer and trade finance.   Our customers include U.S. corporations and
foreign commercial banks, governments and corporations. We operate in 26 foreign countries through our network of 29 branches and representative offices. In 1995 we opened offices in Jakarta and Mexico City.
     Factoring: BNY Financial Corporation is the second-largest factoring operation in the United States and the largest in Canada. We have accomplished major customer diversification in this business over the last five years. The apparel industry, historically two-thirds of our volume, today accounts for 40% as a result of our expanded business with the utility, service, industrial security, shipping, airline, freight, food processing and beverage industries. We have also diversified geographically. BNY Financial now operates through offices located in New York, Boston, Atlanta, Charlotte, Los Angeles, Toronto and Montreal. A 20% net income gain was achieved in 1995, our 14th consecutive year of record earnings. Our factoring volume was $11.1 billion for the year.
     Asset Based Lending: The Bank of New York Commercial Corporation provides secured lending to mid-size companies. Our customers include retailers, distributors, manufacturers and service companies. BNY Commercial had a particularly strong year in 1995 with net income rising 21%.

Credit Cards

     The Bank of New York (Delaware) is the 14th largest issuer of credit cards in the U.S. We market nationally a wide array of credit cards targeted to serve various consumer market segments. We are a leading provider of low rate, no annual fee credit cards. At the end of 1995 we served 6.4 million credit card accounts. Our managed credit card receivables outstanding totaled $8.7 billion, a 13% increase over 1994.
     We continue to make substantial investments in portfolio monitoring, customer service, and pricing and marketing capabilities. In August we converted our entire credit card portfolio to the computer systems of First Data Resources. This conversion reduces our costs, increases our processing capacity, strengthens our protection against fraud, and enables us to apply the disciplines of sophisticated credit scoring and risk-based pricing to new and existing cardholder accounts.
     The Consumers Edge product line, our primary offering, consists of a variety of cards, all with no annual fees and low interest rates. Consumers Edge appeals to customers who maintain outstanding credit balances. In 1995 we purposely controlled the growth of these cards to maintain credit quality at a time when we and the industry were experiencing rising credit delinquencies.
     The Union Privilege MasterCard is offered on an exclusive basis to members of the AFL-CIO. With more than 75 affiliated unions participating, it is the largest single affinity card program in the country.
     In 1995 we introduced our first co-branded credit cards, in partnership with two retailing companies.
     In September we introduced the Toys-R-Us (registered trademark) Visa card, a no annual fee credit card. It is the first co-branded credit card to reward customers with free toys and free clothes, provided through Toys-R-Us (registered trademark) and Kids-R-Us (registered trademark) stores. Customers can also earn points toward discounted cruises, airline tickets and hotel stays. Applications for this card and the number of cards issued have significantly exceeded our expectations. The initial response to this program has been well above industry norms.
     A month later we launched the Stop & Shop (registered trademark) SupeRewards MasterCard, also a no annual fee credit card. It is the first credit card co-branded in conjunction with a leading supermarket chain that offers travel rewards. The card enables customers to earn free airline tickets and vacation rewards on every purchase. Applications and issuances for this card have also surpassed our projections.
     The MasterCard Business Card provides small businesses with a valuable cash management tool. This card affords managers greater control over purchasing by allowing them to pre-authorize employee spending limits and to pre-approve vendors.

Retail Banking

     The Bank of New York is the leading retail bank in the suburban New York area, with an extensive branch network and a broad range of products and services for consumers and small businesses.
      Our branch network comprises 384 offices serving 25 counties of New York, New Jersey and Connecticut. In March 1995 we acquired three branches of the Carteret Savings FSB in New Jersey with $113 million in deposits. In September we acquired The Putnam Trust Company of Greenwich, which brought us eight branches and over $700 million in assets in affluent Fairfield County, Connecticut.
     The strongest segment of our consumer loan portfolio was Homeowner's Edge, a product that combines the features of an installment loan with the tax deductibility of a home equity loan. Average loan outstandings increased 32% in 1995. More than 30% of our depositors now take advantage of our Priority Value Banking service which, by linking accounts, enables them to receive our most favorable loan and savings rates and offset account service charges.
     In October we introduced a new advertising campaign. Its theme "The Bank of New York, The Bank of New Ideas" builds on our reputation for product and service innovation.
     Our  Group Banking Program reflects the Bank's expertise in
simultaneously serving our consumer and business markets.   This program
provides the employees of our business customers with a preferred banking package that includes free checking and consumer loan rate discounts. This integrated effort deepens relationships with both business customers and their
employees.   An additional 150 companies participated in this program during
1995.
     We streamlined our lending process and can now offer small businesses credit approvals in three days or less. We are realizing additional cost savings and competitive advantages through technology-driven credit scoring which helps us to manage risk and achieve approvals quickly, consistently and accurately.

Our new process provides automated document preparation and disbursement through any branch location.
     We also introduced Business CreditLink, a check-accessed revolving credit product for small businesses.
     During the year we opened 15 Personal Investment Centers in New Jersey. This brings the region-wide total to 69, each staffed with licensed
Investment Representatives. These centers offer a wide variety of mutual funds, including our own BNY Hamilton Funds, as well as fixed and variable rate annuities.
     BNY Mortgage Company offers a wide variety of fixed and variable rate mortgage loans. We are the leading originator of New York State-backed loans for first-time home buyers and we provide other affordable lending products to meet housing finance needs within the New York metropolitan region.

Personal Trust, Investment Management and Private Banking

     The Bank of New York has provided private banking services since its founding in 1784 and trust services since banks were given those powers in the 1830's. Today, we offer individuals and institutions a broad range of investment management, custody, estate and financial planning, trust and estate settlement, and income tax preparation services, provided through offices in New York, New Jersey, Connecticut and Florida. We work with some of the nation's largest corporations to manage liquidity and with their senior executives to manage their personal financial situations. Total assets under management exceed $30 billion. We are among the largest bank managers of discretionary assets in the nation.
     The Bank's Private Banking, International Private Banking, Personal Trust and Personal Asset Management divisions provide high income and high net worth individuals in the U.S. and around the world with a full range of services in banking, investment management, trust and estate, and personal financial planning. Three private banking groups address the needs of executives of corporations we serve in the real estate, media and marine transportation industries.
     Our Tax-Exempt Bond Management service helps high income and high net worth individuals and corporations maximize after-tax returns on their municipal bond portfolios. This service is delivered by a dedicated team who combine the disciplines of municipal bond research, trading and portfolio management to provide better returns by taking advantage of inefficiencies that exist in the tax-exempt bond market. Fees reached a record level in 1995.
     The full range of Institutional Investment services we provide includes active management for fixed income, equity and balanced accounts, passive investment products, commingled funds for ERISA accounts and short-term money management. Our customers include corporations, public funds, Taft-Hartley clients, foundations and endowments and other domestic and international
institutions.   A highlight in 1995 was our top quartile performance for fixed income accounts.
     Our Short-Term Money Management service provides institutional clients with a liquidity management vehicle that maximizes returns on short-term funds
on a cost effective basis.   We customize this product to meet each client's
specific needs.  Fees from this service rose 36% in 1995.

Financial Market Services

     Financial Market Services represents the Bank's trading and investing activities in foreign exchange products, municipal securities and interest-rate management products. We conduct these activities for customers as well as for the Bank's own account.
     In Foreign Exchange, we are a market maker in all the world's major trading currencies and provide 24-hour, full-service trading capabilities through our offices in New York, London, Frankfurt, Tokyo, Hong Kong, Seoul and Taipei. Revenues rose 55% in 1995.
          We introduced Currency Overlay during 1995. This product provides management strategies that are intended to protect a portfolio against losses from unfavorable currency moves while retaining most of the benefit from currency gains. The demand for this product arises from the increasing importance of international diversification in institutional investment portfolios.
     The Bank is a full-service Municipal Securities Dealer and underwriter of investment grade, general obligation tax-exempt securities, issued principally in New York, New Jersey and Connecticut. Our customers for these securities are mutual funds, financial institutions, corporations and individual investors. The remarketing of short-term tax-exempt notes to institutional investors has become an important part of our business. This business grew substantially in 1995.