Form 10-K, Exhibit 13
period 1996-12-31
BANK OF NEW YORK CO INC
filed 1997-03-31
CIK 9626

EXHIBIT 13














                       1996 Annual Report to Shareholders

                               FINANCIAL HIGHLIGHTS



Dollars in millions,
 except per share amounts       1996      1995      1994      1993      1992

Net Interest Income          $ 1,961   $ 2,029   $ 1,717   $ 1,497   $ 1,367
Noninterest Income             2,130     1,491     1,289     1,319     1,183
Provision for Loan Losses        600       330       162       284       443
Noninterest Expense            1,835     1,708     1,646     1,646     1,519
Net Income                     1,020       914       749       559       393
Net Income Available to
 Common Shareholders           1,010       904       736       534       360
Return on Average Assets        1.90%     1.72%     1.49%     1.20%     0.85%
Return on Average Common
 Shareholders' Equity          19.98     19.42     18.49     14.98     12.00
Common Dividend Payout Ratio   32.50     28.84     27.88     27.99     33.89

Per Common Share
Primary Earnings             $  2.47   $  2.29   $  1.96   $  1.43   $  1.05
Fully Diluted Earnings          2.41      2.15      1.85      1.36      1.00
Cash Dividends                  0.84      0.68      0.55      0.43      0.38
Market Value at Year End       33.75     24.38     14.89     14.25     13.47

Averages
Securities                   $ 5,343   $ 5,260   $ 5,941   $ 6,352   $ 6,202
Loans                         36,698    35,421    32,029    30,427    30,345
Total Assets                  53,649    53,053    50,280    46,644    46,227
Deposits                      36,599    36,061    34,041    32,837    33,237
Long-Term Debt                 1,870     1,773     1,530     1,729     1,386
Shareholders' Equity:
Preferred                        113       115       157       334       409
  Common                       5,055     4,653     3,980     3,563     2,996

At Year End
Allowance for Loan Losses
 as a Percent of Loans          2.43%     2.01%     2.40%     3.17%     3.63%
Tier 1 Capital Ratio            8.34      8.42      8.45      8.87      7.59
Total Capital Ratio            12.78     13.08     13.43     13.65     12.30
Leverage Ratio                  8.87      8.46      7.89      7.99      7.11
Common Equity to Assets Ratio   8.99      9.53      8.55      8.29      7.30
Total Equity to Assets Ratio    9.19      9.74      8.79      8.94      8.24
Common Shares Outstanding
(in millions)                385.272   394.956   373.870   374.456   364.262
Employees                     16,158    15,810    15,477    15,621    16,167


The per common share amounts and common shares outstanding have been restated to reflect the 2-for-1 common stock splits effective July 19, 1996 and April 22, 1994.

                               Consolidated Balance Sheets
------------------------------------------------------------------------------
Dollars in millions, except per share amounts    December 31,   1996      1995
------------------------------------------------------------------------------

Assets
Cash and Due from Banks                                      $ 6,032   $ 4,711
Interest-Bearing Deposits in Banks                             1,387       982
Securities:
  Held-to-Maturity (fair value $1,127
   in 1996 and $1,164 in 1995)                                 1,170     1,252
  Available-for-Sale                                           3,883     3,618
                                                             -------   -------
       Total Securities                                        5,053     4,870
Trading Assets                                                 1,547       816
Federal Funds Sold and Securities Purchased
 Under Resale Agreements                                         562       936
Loans (less allowance for loan losses of $901 in
 1996 and $756 in 1995)                                       36,105    36,931
Premises and Equipment                                           875       902
Due from Customers on Acceptances                                985       918
Accrued Interest Receivable                                      315       270
Other Assets                                                   2,904     2,384
                                                             -------   -------
Total Assets                                                 $55,765   $53,720
                                                             =======   =======

Liabilities and Shareholders' Equity
Deposits:
  Noninterest-Bearing (principally domestic offices)         $11,812   $10,465
  Interest-Bearing
   Domestic Offices                                           15,268    16,005
   Foreign Offices                                            12,263     9,448
                                                             -------   -------
       Total Deposits                                         39,343    35,918
Federal Funds Purchased and Securities
 Sold Under Repurchase Agreements                              1,737     3,933
Other Borrowed Funds                                           4,144     3,737
Acceptances Outstanding                                        1,015       928
Accrued Taxes and Other Expenses                               1,417     1,378
Accrued Interest Payable                                         167       190
Other Liabilities                                                399       556
Long-Term Debt                                                 1,816     1,848
                                                             -------   -------
       Total Liabilities                                      50,038    48,488
                                                             -------   -------
Guaranteed Preferred Beneficial Interests in the Company's
 Junior Subordinated Deferrable Interest Debentures              600         -
                                                             -------   -------
Shareholders' Equity
  Preferred Stock-no par value, authorized 5,000,000
   shares, outstanding 184,000 shares                            111       111
  Class A Preferred Stock-par value $2.00 per share,
   authorized 5,000,000 shares, outstanding 40,429
   shares in 1996 and 49,504 shares in 1995                        1         2
  Common Stock-par value $7.50 per share, authorized
   800,000,000 shares, issued 444,317,786 shares in 1996
   and 408,324,810 shares in 1995                              3,332     3,062
  Additional Capital                                             344       125
  Retained Earnings                                            2,798     2,120
  Securities Valuation Allowance                                  82        58
                                                             -------   -------
                                                               6,668     5,478
  Less:  Treasury Stock (57,849,845 shares in 1996
          and 12,052,096 shares in 1995), at cost              1,524       228
         Loan to ESOP (1,195,719 shares in 1996 and
          1,317,060 shares in 1995), at cost                      17        18
                                                             -------   -------
       Total Shareholders' Equity                              5,127     5,232
                                                             -------   -------
Total Liabilities and Shareholders' Equity                   $55,765   $53,720
                                                             =======   =======
See accompanying Notes to Consolidated Financial Statements.

                          Consolidated Statements of Income
------------------------------------------------------------------------------
In millions, except per share amounts
For the years ended December 31,                1996         1995         1994
------------------------------------------------------------------------------
Interest Income
Loans                                         $3,073       $3,226       $2,405
Securities
  Taxable                                        240          235          227
  Exempt from Federal Income Taxes                37           43           56
                                              ------       ------       ------
                                                 277          278          283
Deposits in Banks                                 90          106           68
Federal Funds Sold and Securities
 Purchased Under Resale Agreements               126          193          161
Trading Assets                                    17           28           45
                                              ------       ------       ------
     Total Interest Income                     3,583        3,831        2,962
                                              ------       ------       ------
Interest Expense
Deposits                                       1,152        1,265          842
Federal Funds Purchased and Securities
 Sold Under Repurchase Agreements                155          161          106
Other Borrowed Funds                             186          246          191
Long-Term Debt                                   129          130          106
                                              ------       ------       ------
     Total Interest Expense                    1,622        1,802        1,245
                                              ------       ------       ------
Net Interest Income                            1,961        2,029        1,717
Provision for Loan Losses                        600          330          162
                                              ------       ------       ------
Net Interest Income After Provision
 for Loan Losses                               1,361        1,699        1,555
                                              ------       ------       ------
Noninterest Income
Processing Fees
  Securities                                     655          411          359
  Other                                          206          189          171
                                              ------       ------       ------
                                                 861          600          530
Trust and Investment Fees                        161          136          126
Service Charges and Fees                         424          423          465
Securities Gains                                  97          115           15
Other                                            587          217          153
                                              ------       ------       ------
      Total Noninterest Income                 2,130        1,491        1,289
                                              ------       ------       ------
Noninterest Expense
Salaries and Employee Benefits                 1,014          913          852
Net Occupancy                                    167          175          178
Furniture and Equipment                           93           87           88
Other                                            561          533          528
                                              ------       ------       ------
      Total Noninterest Expense                1,835        1,708        1,646
                                              ------       ------       ------
Income Before Income Taxes                     1,656        1,482        1,198
Income Taxes                                     634          568          449
Distribution on Trust Preferred Securities         2            -            -
                                              ------       ------       ------
Net Income                                    $1,020       $  914       $  749
                                              ======       ======       ======
Net Income Available to Common
 Shareholders                                 $1,010       $  904       $  736
                                              ======       ======       ======
Per Common Share:
Primary Earnings                              $ 2.47       $ 2.29       $ 1.96
Fully Diluted Earnings                          2.41         2.15         1.85
Cash Dividends                                  0.84         0.68         0.55
Fully Diluted Shares Outstanding                 420          424          404

See accompanying Notes to Consolidated Financial Statements.

               Consolidated Statements of Changes in Shareholders' Equity
------------------------------------------------------------------------------
Dollars in millions     For the years ended December 31,  1996    1995    1994
------------------------------------------------------------------------------
Preferred Stock
Balance, January 1                                      $  113  $  119  $  294
  Redemption (shares: 3,464,100 in 1994)                     -       -    (156)
  Conversion of Preferred Stock (shares: 9,075 in
  1996, 272,600 in 1995, and 763,311 in 1994)               (1)     (6)    (19)
                                                        ------  ------  ------
Balance, December 31                                       112     113     119
                                                        ------  ------  ------
Common Stock
Balance, January 1                                       3,062   2,854   2,812
  Issuance in Acquisition (shares: 8,879,026 in 1995)        -      66       -
  Conversion of Debentures (shares: 11,643,011 in 1996,
   13,876,640 in 1995, and 47,050 in 1994)                  87     104       -
  Conversion of Preferred Stock (shares: 33,566 in 1996,
   1,008,874 in 1995, and 2,824,152 in 1994)                 1       8      22
  Exercise of Warrants (shares: 21,001,648 in 1996,
   136,972 in 1995, and 8,024 in 1994)                     157       1       -
  Other Issuances (shares: 3,314,751 in 1996,
   3,996,654 in 1995, and 2,745,494 in 1994)                25      29      20
                                                        ------  ------  ------
Balance, December 31                                     3,332   3,062   2,854
                                                        ------  ------  ------
Additional Capital
Balance, January 1                                         125       -       -
  Acquisition                                                -      76       -
  Conversion of Debentures                                  27      32       -
  Exercise of Warrants                                     168       1       -
  Other                                                     24      16       -
                                                        ------  ------  ------
Balance, December 31                                       344     125       -
                                                        ------  ------  ------
Retained Earnings
Balance, January 1                                       2,120   1,479     967
  Net Income                                             1,020     914     749
  Cash Dividends
    Common Stock                                          (328)   (261)   (205)
    Preferred Stock                                        (10)    (11)    (14)
  Redemption of Preferred Stock                              -       -     (17)
  Change in Accumulated Foreign
   Currency Translation Adjustment                          (4)     (1)     (1)
                                                        ------  ------  ------
Balance, December 31                                     2,798   2,120   1,479
                                                         -----  ------  ------
Securities Valuation Allowance
Balance, January 1                                          58     (58)      1
  Net Change in Fair Value of Securities
   Available-for-Sale                                       24     116     (59)
                                                        ------  ------  ------
Balance, December 31                                        82      58     (58)
                                                        ------  ------  ------
Less Treasury Stock
Balance, January 1                                         228      78       5
  Issued (shares: 1,878,924 in 1996, 2,523,744 in
   1995, and 2,663,468 in 1994)                            (36)    (37)    (39)
  Acquired (shares: 47,676,673 in 1996, 9,443,698
   in 1995, and 7,449,214 in 1994)                       1,332     187     112
                                                        ------  ------  ------
Balance, December 31                                     1,524     228      78
                                                        ------  ------  ------
Less Loan to ESOP
Balance, January 1                                          18      20       -
  New Loan (shares: 1,425,390 in 1994)                       -       -      20
  Released (shares: 121,341 in 1996 and 108,330 in 1995)    (1)     (2)      -
                                                        ------  ------  ------
Balance, December 31                                        17      18      20
                                                        ------  ------  ------
Total Shareholders' Equity, December 31                 $5,127  $5,232  $4,296
                                                        ======  ======  ======

See accompanying Notes to Consolidated Financial Statements.

                     Consolidated Statements of Cash Flows
------------------------------------------------------------------------------
In millions      For the years ended December 31,       1996     1995     1994
------------------------------------------------------------------------------
Operating Activities
Net Income                                            $1,020   $  914   $  749
Adjustments to Determine Net Cash Attributable to
 Operating Activities:
  Provision for Losses on Loans and Other Real Estate    611      334      169
  Gain on Sale of Loans                                 (400)       -        -
  Depreciation and Amortization                          237      198      200
  Deferred Income Taxes                                  100      237      271
  Securities Gains                                       (97)    (115)     (15)
  Change in Trading Activities                            52      270      947
  Change in Accruals and Other, Net                     (611)      82     (232)
                                                      ------   ------   ------
    Net Cash Provided by Operating Activities            912    1,920    2,089
                                                      ------   ------   ------
Investing Activities
Change in Interest-Bearing Deposits in Banks            (427)      18     (711)
Purchases of Securities Held-to-Maturity                (284)    (493)    (367)
Maturities of Securities Held-to-Maturity                347      760      684
Purchases of Securities Available-for-Sale            (1,377)    (923)  (1,177)
Sales of Securities Available-for-Sale                   603      932    1,985
Maturities of Securities Available-for-Sale              597       48        8
Net Principal Disbursed on Loans to Customers         (3,411)  (5,174)  (3,039)
Sales of Loans and Other Real Estate                   4,136      438      356
Change in Federal Funds Sold and Securities
 Purchased Under Resale Agreements                       373    2,120   (2,983)
Purchases of Premises and Equipment                      (47)     (54)     (43)
Proceeds from the Sale of Premises and Equipment           3        3       11
Acquisitions, Net of Cash Acquired                      (400)    (168)    (161)
Partial Sale of Unconsolidated Subsidiary                 45        -       37
Other, Net                                               (91)      89      (30)
                                                      ------   ------   ------
    Net Cash Provided (Used) by Investing Activities      67   (2,404)  (5,430)
                                                      ------   ------   ------
Financing Activities
Change In Deposits                                     3,522    1,148    1,814
Change in Federal Funds Purchased and Securities
 Sold Under Repurchase Agreements                     (2,196)   2,431   (1,209)
Change in Other Borrowed Funds                          (376)  (1,104)   1,352
Proceeds from the Issuance of Trust
 Preferred Securities                                    600        -        -
Proceeds from the Issuance of Long-Term Debt             100      203      297
Repayments of Long-Term Debt                             (16)     (16)    (115)
Redemption and Repurchases of Preferred
 Stock and Warrants                                        -        -     (177)
Issuance of Common Stock                                 410       87       42
Treasury Stock Acquired                               (1,332)    (180)    (112)
Cash Dividends Paid                                     (338)    (272)    (219)
                                                      ------   ------   ------
    Net Cash Provided by Financing Activities            374    2,297    1,673
                                                      ------   ------   ------
Effect of Exchange Rate Changes on Cash                  (32)      (5)      60
                                                      ------   ------   ------
Change in Cash and Due From Banks                      1,321    1,808   (1,608)
Cash and Due from Banks at Beginning of Year           4,711    2,903    4,511
                                                      ------   ------   ------
Cash and Due from Banks at End of Year                $6,032   $4,711   $2,903
                                                      ======   ======   ======
Supplemental Disclosure of Cash Flow Information
Cash Paid During the Year for:
    Interest                                          $1,634   $1,825   $1,143
    Income Taxes                                         628      338      155
Noncash Investing Activity (Primarily
 Foreclosure of Real Estate)                              53       58       43
Reclassification of Assets to Securities
 Available-for-Sale                                        -    1,599    1,390

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1.  Summary of Significant Accounting and Reporting Policies

The Company provides a complete range of banking and other financial services to corporations and individuals worldwide through its business sectors: Trust, and Securities and Other Processing; Retail Banking; Corporate Banking; and Other.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements. Amounts subject to significant estimates and assumptions are items such as the allowance for loan losses, pension and postretirement obligations, and the fair value of financial instruments. Actual results could differ from these estimates.

     The following is a summary of the Company's more significant accounting and reporting policies.

Securities - Debt and equity securities classified as available-for-sale are carried at fair value, except for those equity securities whose fair value cannot be readily determined. These securities are carried at cost. Equity investments of less than a majority but at least 20% ownership are accounted for by the equity method and classified as other assets. For securities carried at fair value the after tax effect of net unrealized gains and losses is reported as a separate component of shareholders' equity.

     Securities classified as trading assets are carried at fair value, with net unrealized holding gains and losses recognized currently in income. Debt securities, which the Company has the ability and intent to hold until maturity, are classified as held-to-maturity and stated at cost, adjusted for discount accrued and premium amortized. Realized gains and losses on the sale of debt and equity securities are determined by the specific identification and average cost methods, respectively.

Allowance for Loan Losses - The allowance for loan losses is maintained at a level that, in management's judgment, is adequate to absorb probable losses. Management's judgment is based on an evaluation of existing risks of individual credits; past loan loss experience; the volume, composition, and growth of the loan portfolio; current and projected economic conditions; and other relevant factors.

     The portion of the allowance for loan losses allocated to nonaccrual commercial loans over $1 million (impaired loans) is measured by the difference between their recorded value and fair value. Fair value is either the present value of the expected future cash flows from borrowers, market value of the loan, or the fair value of the collateral.

Nonperforming Assets - Commercial loans are placed on nonaccrual status when collateral is insufficient and principal or interest is past due 90 days or more, or when there is reasonable doubt that interest or principal will be collected. Accrued interest is usually reversed when a loan is placed on nonaccrual status. Interest payments received on nonaccrual loans may be recognized as income or applied to principal depending upon management's judgment. Nonaccrual loans are not restored to accruing status until principal and interest are current or they become fully collateralized. Consumer loans are not classified as nonperforming assets, but are charged off based upon an established delinquency schedule determined by product. Interest accrual on consumer loans is suspended based upon a schedule determined by product. Real estate acquired in satisfaction of loans is carried in other assets at the lower of the recorded investment in the property or fair value minus estimated costs to sell.

PAGE <7>

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

     Derivative contracts are designated as an element of the Company's asset and liability management (ALM) process when they alter the Company's interest rate and foreign currency exposures. Contracts used in the ALM process are linked to specific or groups of similar assets or liabilities where there is a high correlation between the derivative contract and the item altered, both at inception and throughout the contract period. ALM derivative contracts are accounted for on the deferral, accrual, or mark-to-market basis, as noted below. Under the deferral or accrual method, gains and losses on terminated derivative contracts are deferred and amortized over the remaining life of the linked assets or liabilities. Gains and losses on derivative contracts linked to assets or liabilities that are sold are recognized as an adjustment to the gain or loss of the balance sheet item.

     Deferral Accounting - This method relates principally to futures and forwards. Deferred gains and losses are reported as adjustments to the carrying value of the linked items. The amortization of deferred gains and losses is reported as interest income or expense related to the linked item.

     Accrual Accounting - Interest rate swap and purchased option contracts are accounted for on an accrual basis as an adjustment to interest income or expense related to the linked item.

     Mark-to-Market Accounting - This method relates to derivative contracts linked to balance sheet items recorded at fair value. The fair values of balance sheet and derivative items are reported in shareholders' equity on a net-of-tax basis. Interest accruals for derivative contracts are reported as interest income related to balance sheet items. Fair value changes in derivative contracts are recorded in earnings when the linked balance sheet item's fair value changes are recorded in earnings.

Other - Certain prior year information has been reclassified to conform its presentation with the 1996 financial statements.

2.  Acquisitions and Dispositions

The Company has agreed to acquire the corporate and municipal trust business of Wells Fargo & Company. The acquisition involves approximately 5,000 bond trustee and agency appointments, representing more than $85 billion in outstanding securities for municipal and corporate issuers primarily in the western United States.

     The Company made acquisitions related to its factoring and corporate trust businesses during 1996 and 1994, and its unit investment trust business in 1996.

     During 1995, the Company acquired several securities processing businesses. The major acquisitions included the securities lending, U.S. and global custody, securities clearance, and master trust business of BankAmerica, the securities lending and U.S. and global custody business of J.P. Morgan, and the corporate trust business of NationsBank. Securities processing revenues in 1995 did not include any revenue related to the J.P. Morgan and BankAmerica acquisitions.

     On September 1, 1995, the Company purchased The Putnam Trust Company of Greenwich, headquartered in Greenwich, Connecticut.

     In 1996, the Company sold its AFL-CIO Union Privilege affinity credit card portfolio to Household International, Inc. for $575 million. After settling its obligations to its marketing agent and other transaction costs, the Company recorded a pre-tax gain of $400 million. The transaction related to approximately $3.4 billion in outstandings and included 2.2 million cards.

     In 1995, the Company sold its mortgage servicing portfolio, recording a pre-tax gain of $58 million.

     In 1996 and 1994, the Company sold portions of its interest in Wing Hang Bank, Ltd. for pre-tax gains of $21 million and $22 million.

     The pro forma effect of the above acquisitions and dispositions is not material.

3.  Securities

The following table sets forth the amortized cost and the fair values of securities at the end of the last two years:

                                                1996
                          --------------------------------------------
                                          Gross Unrealized
In millions               Amortized       ----------------       Fair
                               Cost       Gains     Losses       Value
                          ---------       ------    ------       -----
Securities Held-to-
 Maturity
U.S. Government
 Obligations                 $   11        $  -        $ -      $   11
U.S. Government Agency
 Obligations                    379           -          2         377
Obligations of States and
 Political Subdivisions         377           3          -         380
Emerging Markets                292           -         48         244
Other Debt Securities           111           4          -         115
                             ------        ----        ---      ------
   Total Securities
    Held-to-Maturity          1,170           7         50       1,127
                             ------        ----        ---      ------
Securities
 Available-for-Sale
U.S. Government
 Obligations                  2,868           3         34       2,837
Obligations of States and
 Political Subdivisions         268          12          -         280
Emerging Markets                 22           -          -          22
Other Debt Securities            65           1          -          66
Equity Securities               532         146          -         678
                             ------        ----        ---      ------
   Total Securities
    Available-for-Sale        3,755         162         34       3,883
                             ------        ----        ---      ------
   Total Securities          $4,925        $169        $84      $5,010
                             ======        ====        ===      ======

                                                1995
                          --------------------------------------------
                                          Gross Unrealized
In millions               Amortized       ----------------       Fair
                               Cost       Gains     Losses       Value
                          ---------       ------    ------       -----
Securities Held-to-
 Maturity
U.S. Government
 Obligations                 $   16         $ -       $  -      $   16
U.S. Government Agency
 Obligations                    445           6          1         450
Obligations of States and
 Political Subdivisions         367           1          6         362
Emerging Markets                293           -         92         201
Other Debt Securities           131           4          -         135
                             ------         ---       ----      ------
   Total Securities
    Held-to-Maturity          1,252          11         99       1,164
                             ------         ---       ----      ------
Securities
 Available-for-Sale
U.S. Government
 Obligations                  2,814          27          4       2,837
Obligations of States and
 Political Subdivisions         254           7          -         261
Emerging Markets                 22           4          3          23
Other Debt Securities            27           -          -          27
Equity Securities               421          49          -         470
                             ------         ---       ----      ------
   Total Securities
    Available-for-Sale        3,538          87          7       3,618
                             ------         ---       ----      ------
   Total Securities          $4,790         $98       $106      $4,782
                             ======         ===       ====      ======

     The amortized cost and fair values of securities at December 31, 1996, by contractual maturity, are as follows:

                                     Held-to-Maturity     Available-for-Sale
                                   --------------------  -------------------
                                   Amortized       Fair  Amortized      Fair
In millions                             Cost      Value       Cost     Value
                                   ---------    -------  ---------   -------

Due in One Year or Less               $  234     $  234     $  657    $  657
Due After One Year Through
 Five Years                              271        273      1,343     1,332
Due After Five Years Through
 Ten Years                               105        107      1,037     1,020
Due After Ten Years                      358        312        186       196
Mortgage-Backed Securities               202        201          -         -
Equity Securities                          -          -        532       678
                                      ------     ------     ------    ------
                                      $1,170     $1,127     $3,755    $3,883
                                      ======     ======     ======    ======

     Realized gross gains on the sale of securities available-for-sale were $59 million and $98 million in 1996 and 1995. There were no realized gross losses in 1996 and 1995.

     Assets, including securities sold under repurchase agreements, carried at $2 billion, $3 billion, and $2 billion at December 31, 1996, 1995, and 1994 were pledged for various purposes as required or permitted by law.

4.  Loans

The Company's loan distribution and industry concentrations of credit risk at December 31, 1996 and 1995 are incorporated by reference from "Loans" in the Management's Discussion and Analysis Section of this Report. The Company's retail, community, and middle market banking operations in the New York metropolitan area create a significant geographic concentration.

     In the ordinary course of business, the Company and its banking subsidiaries have made loans at prevailing interest rates and terms to directors and executive officers of the Company and to certain entities to which these individuals are related. The aggregate dollar amount of these loans was $755 million, $720 million, and $663 million at December 31, 1996, 1995, and 1994. These loans are primarily with related entities under revolving lines of credit. During 1996 these loans averaged $680 million, and ranged from $605 million to $862 million. All loans were fully performing during this period.

Transactions in the allowance for loan losses are summarized as follows:

-------------------------------------------------------------
In millions                          1996      1995      1994
-------------------------------------------------------------
Balance, January 1                  $ 756    $  792    $  970
  Charge-Offs                        (580)     (432)     (411)
  Recoveries                          125        55        57
                                    -----    ------    ------
    Net Charge-Offs                  (455)     (377)     (354)
  Provision                           600       330       162
  Other                                 -        11        14
                                    -----    ------    ------
Balance, December 31                $ 901    $  756    $  792
                                    =====    ======    ======

     Nonaccrual and reduced rate loans outstanding at December 31, 1996, 1995, and 1994 were $213 million, $225 million, and $297 million. At December 31, 1996, commitments to borrowers whose loans were classified as nonaccrual or reduced rate were not material.

     At December 31, 1996 and 1995, impaired loans aggregated $154 million and $159 million, of which $122 million and $95 million exceeded their fair value by $28 million and $22 million. For 1996 and 1995, the average amount of impaired loans was $151 million and $182 million and interest income recognized on them (limited to cash received) was $0.4 million and $0.7 million.

     Interest income recognized on total nonaccrual and reduced rate loans exceeded reversals by $3 million in 1996, $2 million in 1995, and $3 million in 1994. Interest income would have been increased by $11 million, $19 million, and $17 million if loans on nonaccrual status at December 31, 1996, 1995, and 1994 had been performing for the entire year. At year end, foreign loans on nonperforming status were $38 million in 1996, $41 million in 1995, and $77 million in 1994. Interest income received on foreign nonperforming loans equaled reversals in 1996, 1995, and 1994. If foreign loans on nonaccrual status at December 31, 1996, 1995, and 1994 had been performing for the entire year, interest income would have been increased by $2 million for each year.

     Other real estate was $41 million, $72 million, and $56 million at December 31, 1996, 1995, and 1994. Writedowns of and expenses related to other real estate included in noninterest expense were $1 million, $5 million, and $11 million in 1996, 1995, and 1994.

5.  Long-Term Debt

The following is a summary of the contractual maturity and sinking fund requirements of long-term debt at December 31, 1996 and totals for 1995:

                                     1996                         1995
              ------------------------------------------------   ------
                         After       After      After
                        1 Year     5 Years   10 Years
               Under   Through     Through    Through
In millions   1 Year   5 Years    10 Years   20 Years    Total    Total
              ------   -------    --------   --------   ------   ------
Fixed           $3       $ 8       $1,465      $280     $1,756   $1,776
Variable         -        24           36         -         60       72
                --       ---       ------      ----     ------   ------
 Total          $3       $32       $1,501      $280     $1,816   $1,848
                ==       ===       ======      ====     ======   ======


     Fixed-rate debt at December 31, 1996 had interest rates ranging from 6.50% to 8.50%. The weighted average interest rates on fixed-rate debt at December 31, 1996 and 1995 were 7.60% and 7.61%. The weighted average interest rates on variable-rate debt at December 31, 1996 and 1995 were 6.21% and 6.27%. Exposure to interest rate movements is reduced by interest rate swap agreements. As a result of these agreements, the effective interest rates differ from those stated.

     In 1996, $114 million of 7.50% convertible subordinated debentures due 2001 converted into 12 million shares of common stock.

6. Guaranteed Preferred Beneficial Interests in the Company's Junior Subordinated Deferrable Interest Debentures

In December 1996, BNY Institutional Capital Trust A (7.78%) and BNY Capital I (7.97%) (the "Trust(s)"), wholly-owned subsidiaries of the Company, each issued $300 million of cumulative Capital Securities ("Capital Securities") due 2026. The sole assets of each trust are $309 million of junior subordinated deferrable interest debentures of the Company, whose maturities and interest rates match the Capital Securities. The Company's obligations under the agreements that relate to the Capital Securities, the Trusts and the debentures constitute a full and unconditional guarantee by the Company of the Trusts' obligations under the Capital Securities. The Capital Securities are callable in 2006 at prices of 103.89 and 103.985, which decline ratably to par in the year 2016.

7.  Shareholders' Equity

The Company's $111 million no par value 8.60% cumulative preferred stock has a liquidation preference and stated value of $625 per share, and is redeemable at the option of the Company on and after December 1, 1997 at $625 per share, plus cumulative and unpaid dividends. Holders of cumulative preferred stock have cumulative dividend rights in preference to holders of common stock.

     At December 31, 1996, 8.4 million warrants expiring in 1998 (exercise price $15.50 per share) to purchase 33.5 million shares of the Company's common stock were outstanding. During 1996, warrant holders converted 5.3 million warrants into 21.0 million common shares, providing the Company with $325 million in capital.

     At December 31, 1996, the Company had reserved for issuance 58 million common shares pursuant to the terms of securities and employee benefit plans.

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

     Warrants diluted earnings per share in 1996. Fully diluted earnings per share also give effect to the assumed conversion of convertible debentures and convertible preferred stock. In 1996, primary earnings per share would have decreased by $.03 if the conversion of the 7.50% convertible debentures had occurred at the beginning of the year.

     During 1996, the Company bought back 48 million shares of its common stock at a cost of $1,332 million. The Company plans to buy back through the end of 1997 up to 30 million additional shares.

8.  Income Taxes

Income taxes included in the consolidated statements of income consist of the following:

                     1996                   1995                   1994
In         ---------------------- ---------------------- ----------------------
millions   Current Deferred Total Current Deferred Total Current Deferred Total
           ------- -------- ----- ------- -------- ----- ------- -------- -----
Federal      $431    $ 54    $485   $254    $169    $423   $146    $177    $323
Foreign        19       -      19     13       -      13     13       -      13
State and
 Local         84      46     130     58      74     132     30      83     113
             ----    ----    ----   ----    ----    ----   ----    ----    ----
             $534    $100    $634   $325    $243    $568   $189    $260    $449
             ====    ====    ====   ====    ====    ====   ====    ====    ====

     The components of income before taxes for the computation of taxes are as follows:
------------------------------------------
In millions         1996     1995     1994
------------------------------------------
Domestic          $1,548    $1,390  $1,149
Foreign              108        92      49
                  ------    ------  ------
                  $1,656    $1,482  $1,198
                  ======    ======  ======

     The Company's net deferred tax liability (included in accrued taxes) at December 31 consisted of the following:
------------------------------------------------------------
In millions                       1996       1995      1994
------------------------------------------------------------

Lease Financings                $1,162     $1,027      $886
Depreciation and Amortization      221        309       303
Credit Losses on Loans            (384)      (318)     (375)
Other Assets                       (42)       (31)      (93)
Other Liabilities                  217        228       175
                                ------     ------    ------

  Net Deferred Tax Liability    $1,174     $1,215      $896
                                ======     ======    ======

     The Company has not recorded a valuation allowance because it expects to realize all of its deferred tax assets.

     A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate is shown in the following table:

                                  1996        1995        1994
                                  ----        ----        ----

Federal Rate                      35.0%       35.0%       35.0%
Tax-Exempt Interest               (0.7)       (1.0)       (1.6)
Foreign Operations                (0.5)       (1.1)       (1.3)
State and Local Income
 Taxes, Net of Federal
 Income Tax Benefit                4.8         5.4         5.8
Nondeductible Expenses             0.9         1.0         1.3
Leveraged Lease Portfolio         (0.2)       (0.2)       (0.5)
Other                             (1.0)       (0.8)       (1.2)
                                 -----       -----       -----
Effective Rate                    38.3%       38.3%       37.5%
                                 =====       =====       =====

9.  Employee Benefit Plans

In 1996, for both pension and postretirement plans, the Company elected to change the measurement date for plan assets and liabilities from December 31 to September 30. This change did not have a material effect on 1996 benefit expense.

Pension Plans
-------------
The Company has defined benefit retirement plans covering substantially all full-time employees. The Company's Employee Stock Ownership Plan (ESOP) may provide additional benefits. The Company's funding policy is to contribute annually an amount necessary to satisfy the Internal Revenue Service's funding standards.

     The following table presents the income (expense) components included in net pension income:

  In millions                                         1996    1995    1994
                                                      ----    ----    ----
  Service Cost - Benefits Earned                      $(18)   $(13)   $(17)
  Interest Cost on Projected Benefit Obligation        (26)    (23)    (23)
  Actual Return on Plan Assets                          74     177     (16)
  Net Amortization and Deferral                          -    (112)     82
                                                      ----    ----    ----
  Net Pension Income                                  $ 30    $ 29    $ 26
                                                      ====    ====    ====

     The expected long-term rate of return on plan assets used in computing pension income was 10.0% in both 1996 and 1995, and 10.5% in 1994. The ESOP provision was $4 million, $3 million, and $1 million in 1996, 1995, and 1994. The following table sets forth the retirement plans' funded status:

  In millions                               December 31,      1996     1995
                                                              ----     ----
  Present Value of Accumulated Benefit Obligation, Including
    Vested Benefits of $304 in 1996 and $309 in 1995          $322     $319
                                                              ====     ====
  Present Value of Projected Benefit Obligation               $342     $328
  Plan Assets at Fair Value, Primarily Short-Term
    Investments, Fixed-Income and Equity Securities            788      737
                                                              ----     ----
  Excess of Plan Assets over the
    Projected Benefit Obligation                               446      409
  Unrecognized Prior Service Cost                              (19)     (22)
  Unrecognized Net Gain from Past Differences and
    Effects of Changes in Assumptions                          (45)     (33)
  Unrecognized Net Asset Being Amortized over 16.2 Years       (18)     (21)
                                                              ----     ----
  Prepaid Pension Cost Included in Other Assets               $364     $333
                                                              ====     ====
  Assumptions Used in Computing the Benefit Obligation:

  Weighted Average Discount Rate                              8.25%    7.75%
  Rate of Increase in Future Compensation Level               4.25     4.13

Other Postretirement Benefits
-----------------------------
     The Company provides health care and life insurance benefits for certain retired employees.

     The cost of these benefits consisted of the following components:

In millions                                       1996       1995       1994
                                                  ----       ----       ----
Service Cost - Benefits Earned                    $  2       $  2       $  2
Accumulated Benefit Obligation:
  Interest                                           9         10         10
  Amortization                                       4          4          7
                                                  ----       ----       ----
    Total                                         $ 15       $ 16       $ 19
                                                  ====       ====       ====

     The assumed health care cost trend rate used in determining benefit expense for 1996 is 8%, decreasing to 5% in 2005 and thereafter. A change of one percentage point in this rate for each year would change the benefit obligation by 9% and benefit expense by 7%. The following table sets forth the funded status of the Company's other postretirement benefit obligation:

   In millions                              December 31,      1996      1995
                                                             -----      ----
   Accumulated Postretirement Benefit Obligation:
     Retirees                                                $  74     $  77
     Fully Eligible Active Plan Participants                    19        21
     Other Active Plan Participants                             21        34
                                                             -----     -----
   Total Obligation                                            114       132
   Unrecognized Net Gain from Past Differences
     and Effects of Changes in Assumptions                      28        12
   Unrecognized Net Liability Being Amortized
     Over 20 Years                                            (104)     (110)
                                                             -----     -----
   Accrued Postretirement Benefit
     Obligation Included in Other Liabilities                $  38     $  34
                                                             =====     =====

     The assumed discount rates used in determining the accumulated benefit obligation were 8.25% and 7.75% in 1996 and 1995.

10.  Company Financial Information

The Company's condensed financial statements are as follows:

Balance Sheets
In millions          December 31,                   1996        1995
--------------------------------------------------------------------
Assets
Cash and Due from Banks                           $    2      $    4
Securities                                            19          12
Loans                                                402         319
Investment in and Advances to Subsidiaries
 Banks                                             5,479       5,180
 Other                                             2,655       2,370
                                                  ------      ------
                                                   8,134       7,550
                                                  ------      ------
Other Assets                                          59         143
                                                  ------      ------
  Total Assets                                    $8,616      $8,028
                                                  ======      ======
Liabilities and Shareholders' Equity
Other Borrowed Funds                              $  510      $  648
Due to Non-Bank Subsidiaries                         378         124
Other Liabilities                                    187         197
Long-Term Debt                                     2,414       1,827
                                                  ------      ------
  Total Liabilities                                3,489       2,796
                                                  ------      ------
Shareholders' Equity*
 Preferred                                           112         113
 Common                                            5,015       5,119
                                                  ------      ------
  Total Liabilities and Shareholders' Equity      $8,616      $8,028
                                                  ======      ======

*See Consolidated Statements of Changes in Shareholders' Equity.

Statements of Income
In millions    For the years ended December 31,          1996    1995    1994
-----------------------------------------------------------------------------
Operating Income
Dividends from Subsidiaries
 Banks                                                 $  545    $300    $238
 Other                                                    502       2       2
Interest from Subsidiaries
 Banks                                                     86      92      88
 Other                                                      9      17      10
Other                                                      45     127      24
                                                       ------    ----    ----
  Total                                                 1,187     538     362
                                                       ------    ----    ----
Operating Expenses
Interest (including $14 in 1996 and $1 in each
 of 1995 and 1994 to nonbank subsidiaries)                177     168     122
Other                                                      17      35      15
                                                       ------    ----    ----
  Total                                                   194     203     137
                                                       ------    ----    ----
Income Before Income Taxes and Equity in
 Undistributed Earnings of Subsidiaries                   993     335     225

Income Tax Expense (Benefit)                              (49)     11      (8)
                                                       ------    ----    ----
Income Before Equity in Undistributed
 Earnings of Subsidiaries                               1,042     324     233
                                                       ------    ----    ----
Equity in Undistributed Earnings of Subsidiaries
 Banks                                                    147     315     275
 Other                                                   (169)    275     241
                                                       ------    ----    ----
  Total                                                   (22)    590     516
                                                       ------    ----    ----
Net Income                                             $1,020    $914    $749
                                                       ======    ====    ====

Statements of Cash Flows
In millions       For the years ended December 31,    1996     1995     1994
-----------------------------------------------------------------------------
Operating Activities
Net Income                                          $1,020    $ 914    $ 749
Adjustments to Determine Net Cash Attributable to
 Operating Activities
  Amortization                                           6        7        3
  Equity in Undistributed Earnings
   of Subsidiaries                                      22     (590)    (517)
  Securities Gains                                      (4)     (95)     (13)
  Change in Interest Receivable                          1       (1)      (4)
  Change in Interest Payable                            (1)      (3)       1
  Change in Taxes Payable                              (23)      13      (78)
  Other, Net                                            19        5        9
                                                    ------    -----    -----
   Net Cash Provided by Operating Activities         1,040      250      150
                                                    ------    -----    -----
Investing Activities
Purchase of Securities                                 (15)    (277)    (142)
Sales of Securities                                      -      492       89
Maturities of Securities                                12        9        1
Change in Loans                                        (82)    (123)    (196)
Acquisition of, Investment in, and Advances to
  Subsidiaries                                        (501)    (466)     367
Other, Net                                             (11)       -        -
                                                    ------    -----    -----
   Net Cash Provided (Used) by Investing Activities   (597)    (365)     119
                                                    ------    -----    -----
Financing Activities
Change in Other Borrowed Funds                        (138)     221       20
Proceeds from the Issuance of Long-Term Debt           716      203      297
Repayments of Long-Term Debt                           (17)     (16)    (115)
Change in Advances from Subsidiaries                   254       76       (7)
Redemption and Repurchases of Preferred
  Stock and Warrants                                     -        -     (177)
Issuance of Common Stock                               410       87       42
Treasury Stock Acquired                             (1,332)    (180)    (112)
Cash Dividends Paid                                   (338)    (272)    (219)
                                                    ------    -----    -----
   Net Cash Provided (Used) by Financing
    Activities                                        (445)     119     (271)
                                                    ------    -----    -----
Change in Cash and Due from Banks                       (2)       4       (2)
Cash and Due from Banks at Beginning of Year             4        -        2
                                                    ------    -----    -----
Cash and Due from Banks at End of Year              $    2    $   4    $   -
                                                    ======    =====    =====
Supplemental Disclosure of Cash Flow Information
Cash Paid During the Year for:
   Interest                                          $ 178    $ 171   $  122
   Income Taxes                                        587      306      118

In 1995, the Company contributed $361 million of available-for-sale securities to a subsidiary. Gains of $16 million and $79 million were recorded in 1996 and 1995.

     In the fourth quarter of 1996, the Company combined two of its banking subsidiaries, The Bank of New York (NJ) and The Putnam Trust Co., into The Bank of New York ("Bank"), a significant subsidiary.

     The Bank is subject to dividend limitations under the Federal Reserve Act and state banking laws. Under these statutes, prior regulatory approval is required for dividends in any year that would exceed the Bank's net profits for such year combined with retained net profits for the prior two years. The Bank is also prohibited from paying a dividend in an amount greater than "undivided profits then on hand" less "bad debts" (generally loans six months or more past due).

     Under the first of these limitations, in 1997 the Bank could declare dividends of $454 million plus net profits earned in 1997. The Bank is not restrained from paying dividends under the second limitation. The dividend policy of The Bank of New York (Delaware) ("BNYDEL"), a significant subsidiary, is to declare dividends that, at a minimum, allow it to meet capital guidelines established by the Federal Deposit Insurance Corporation ("FDIC").

     In addition to these statutory tests, the primary federal regulators of the banks (the Federal Reserve Board in the case of the Bank and the FDIC in the case of BNYDEL) could prohibit a dividend if they determined that the payment would constitute an unsafe or unsound banking practice. Bank regulators have indicated that, generally, dividends should be paid by banks only to the extent of earnings from continuing operations.

     Quantitative measures established by regulation to ensure capital adequacy require the maintenance of minimum amounts and ratios of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined).

     As of December 31, 1996 and 1995, capital ratios for the Company, the Bank, and BNYDEL were categorized as well capitalized as set forth in the table below.

                    December 31, 1996        December 31, 1995
                 -----------------------  -----------------------       Well
                                    BNY                      BNY    Capitalized
                 Company    Bank    DEL   Company    Bank    DEL    Guidelines
                 -------    ----    ----  -------    ----    ----   -----------

Tier I              8.34%   7.03%   9.35%    8.42%   7.84%   7.87%       6%
Total Capital      12.78   10.26   14.47    13.08   11.61   11.55       10
Leverage            8.87    6.89    9.28     8.46    7.63    8.48        5
Tangible Common
 Equity             6.99    6.68    8.87     8.00    7.71    7.78


     The Federal Reserve Act limits and requires collateral for extensions of credit by the Company's banks to the Company and certain of its nonbank affiliates; also, there are restrictions on the amounts of investments by such banks in stock and other securities of the Company and such affiliates, and restrictions on the acceptance of their securities as collateral for loans by such banks. Extensions of credit by the banks to each of the Company and such affiliates are limited to 10% of such bank's capital and surplus, and in the aggregate for the Company and all such affiliates to 20%.

     The subsidiary banks of the Company are required to maintain reserve balances with Federal Reserve Banks under the Federal Reserve Act and Regulation D. Required balances averaged $783 million and $770 million for the years 1996 and 1995.

11.  Other Noninterest Income and Expense

Other noninterest income includes equity in earnings of unconsolidated subsidiaries of $46 million, $62 million, and $34 million in 1996, 1995, and 1994. In 1996, other noninterest income also includes a $400 million pre-tax gain on the sale of the Company's AFL-CIO Union Privilege affinity credit card portfolio. Other noninterest expense includes deposit insurance premiums of $2 million, $32 million, and $52 million in 1996, 1995, and 1994 and amortization of intangibles of $105 million, $74 million, and $86 million in 1996, 1995, and 1994.

12.  Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments (i.e., monetary assets and liabilities) are determined under different accounting methods-see
Note 1. The following disclosure discusses these instruments on a uniform basis - fair value. However, active markets do not exist for a significant portion of these instruments, principally loans and commitments. As a result, fair value determinations require significant subjective judgments regarding future cash flows. Other judgments would result in different fair values. Among the assumptions used by the Company are discount rates ranging principally from 6% to 9% at December 31, 1996 and 6% to 8% at December 31, 1995. The fair value information supplements the basic financial statements and other traditional financial data presented throughout this Report.

     A summary of the practices used for determining fair value is as follows:

Securities, Trading Activities, and Derivatives Used for ALM
------------------------------------------------------------
The fair value of securities and trading assets and liabilities is based on quoted market prices, dealer quotes, or pricing models. Fair value amounts for derivative instruments, such as options, futures and forward rate contracts, commitments to purchase and sell foreign exchange, and foreign currency swaps, are similarly determined. The fair value of interest rate swaps is the amount that would be received or paid to terminate the agreement.

Loans and Commitments
---------------------
For certain categories of consumer loans, fair value includes consideration of the quoted market prices for securities backed by similar loans. Discounted future cash flows and secondary market values are used to determine the fair value of other types of loans. The fair value of commitments to extend credit, standby letters of credit, and commercial letters of credit is based upon the cost to settle the commitment.

Other Financial Assets
----------------------
Fair value is assumed to equal carrying value for these assets due to their short maturity.

Deposits, Borrowings, and Long-Term Debt
----------------------------------------
The fair value of noninterest-bearing deposits is assumed to be their carrying amount. The fair value of interest-bearing deposits, borrowings, and long-term debt is based upon current rates for instruments of the same remaining maturity or quoted market prices for the same or similar issues.

     The carrying amount and estimated fair value of the Company's financial instruments are as follows:

December 31,                              1996                    1995
                                  --------------------    -------------------
                                  Carrying        Fair    Carrying       Fair
In millions                         Amount       Value      Amount      Value
                                  --------       -----    --------    -------

Assets
Securities                         $ 5,206     $ 5,224     $ 5,003    $ 4,979
Trading Assets                       1,547       1,547         816        816
Loans and Commitments               33,917      34,178      35,099     35,501
Derivatives Used for ALM                81         (27)         42        (61)
Other Financial Assets               8,250       8,250       6,815      6,815
                                   -------     -------     -------    -------
  Total Financial Assets            49,001     $49,172      47,775    $48,050
                                               =======                =======
Non-Financial Assets                 6,764                   5,945
                                   -------                 -------
Total Assets                       $55,765                 $53,720
                                   =======                 =======
Liabilities
Noninterest-Bearing Deposits       $11,812     $11,812     $10,465    $10,465
Interest-Bearing Deposits           27,531      27,538      25,453     25,478
Borrowings                           4,569       4,570       7,220      7,223
Long-Term Debt                       1,816       1,832       1,848      2,145
Trading Liabilities                  1,437       1,437         651        651
Derivatives Used for ALM                42         (69)         21        (72)
                                   -------     -------     -------    -------
  Total Financial Liabilities       47,207     $47,120      45,658    $45,890
                                               =======                =======
Non-Financial Liabilities            2,831                   2,830
                                   -------                 -------
Total Liabilities                  $50,038                 $48,488
                                   =======                 =======


     Commitments and contingent items reduced the fair value of loans and commitments by $14 million in 1996 and $58 million in 1995.

     A discussion of the credit, market, and liquidity risks inherent in financial instruments is presented under "Liquidity", "Trading Activities", and "Asset/Liability Management" in the Management's Discussion and Analysis Section of this Report and Note 15 to the Consolidated Financial Statements.

     The table below summarizes the carrying amount of the financial instruments and the related notional amount and estimated fair value (unrealized gain/loss) of ALM interest rate swaps that were linked to these items:

In millions
                               ALM Interest
                                Rate Swaps
Financial                      ------------
Instruments
-----------            Carrying  Notional  Unrealized
                         Amount    Amount  Gain (Loss)
                       --------  --------  ----  ----
At December 31, 1996
--------------------
Loans                    $1,610    $1,610   $ -  $(27)
Deposits                  1,930     1,930    68    (1)
Borrowings                  250       250     3     -
Long-Term Debt              925       925    15   (16)


At December 31, 1995
--------------------
Loans                    $1,480    $1,480   $ -  $(62)
Deposits                  2,212     2,212    32    (1)
Borrowings                  590       590     1     -
Long-Term Debt              825       825    41    (1)


     The following table illustrates the notional amount, remaining contracts outstanding, and weighted average rates for ALM interest rate contracts:

                                            Remaining Contracts Outstanding
                                                    at December 31,
                                    Total  -----------------------------------
In millions                       12/31/96   1997   1998    1999   2000  2001
------------------------------------------------------------------------------
Receive Fixed Interest Rate Swaps:
  Notional Amount                  $2,795  $1,535 $1,302  $  990  $ 955 $ 895
  Weighted Average Rate              6.55%   7.18%  7.21%   7.27%  7.21% 7.21%
Pay Fixed Interest Rate Swaps:
  Notional Amount                  $1,720  $1,357 $1,199  $1,028  $ 685 $ 378
  Weighted Average Rate              6.77%   6.87%  6.99%   6.90%  6.78% 6.72%

Basis Interest Rate Swaps:
  Notional Amount                  $  200  $  100 $   75  $   20  $  20 $  20

Forward LIBOR Rate (1)               5.79%   6.35%  6.68%   6.92%  7.10% 7.28%

(1) The forward LIBOR rate shown above reflects the implied forward yield curve for that index at December 31, 1996. However, actual repricings for ALM interest rate swaps are generally based on 3 month LIBOR.


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

     The Company uses receive fixed and pay fixed interest rate swaps, futures contracts, and forward rate agreements to convert fixed rate loans, deposits, and long term debt to floating rates. Basis swaps are used to convert various variable rate borrowings to LIBOR which better matches the assets funded by the borrowings.

     The Company uses forward foreign exchange contracts to protect the value of its investments in foreign subsidiaries. The after-tax effects are shown in the cumulative translation adjustment included in shareholders' equity. At December 31, 1996 and 1995, $228 million and $237 million in notional amount of foreign exchange contracts, with fair values of $0.4 million and $0.9 million, hedged corresponding amounts of foreign investments. These foreign exchange contracts had a maturity of less than three months at December 31, 1996.

     Deferred net gains on ALM derivative financial instruments amounted to zero and $1 million at December 31, 1996 and 1995.

     Net interest income increased by $17 million, $17 million, and $24 million in 1996, 1995, and 1994 as a result of ALM derivative financial instruments.


13.  Trading Activities

The fair value of the Company's financial instruments that are held for trading purposes are:

In millions                      1996                         1995
                          Assets      Liabilities       Assets     Liabilities
                      ------------- --------------  ------------- -------------
Trading Account       12/31 Average  12/31 Average  12/31 Average 12/31 Average
---------------       ----------------------------  ---------------------------
Interest Rate
Contracts:
 Futures and
  Forward Contracts  $    2  $    5 $    1    $  1   $  3  $    4  $  1    $  2
 Swaps                   99     128    115     129    210     123   220     121
 Written Options          -       -      6       6      -       -     4       8
 Purchased Options        5       5      -       -      4       7     -       -

Foreign Exchange
Contracts:
 Swaps                    3       4      1       3      6       9     2       6
 Written Options          -       -    642     166      -       -    72      70
 Purchased Options      645     185      -       -    111      91     -       -
 Commitments to
 Purchase and Sell
 Foreign Exchange       615     359    590     380    309     540   332     544

Debt Securities          73     193     82     117     14     229    20       -
Other Securities        105     103      -       -    159     145     -       -
                     ------  ------ ------    ----   ----  ------  ----    ----
Total Trading
 Account             $1,547  $  982 $1,437    $802   $816  $1,148  $651    $751
                     ======  ====== ======    ====   ====  ======  ====    ====

     Other noninterest income included the following income related to trading activities:

In millions
-------------------------------------------------------------------------------
                                  1996             1995             1994
                                  ----             ----             ----
Foreign Exchange                   $57              $42              $27
Interest Rate Contracts              7               11               13
Debt and Other Securities            3                7                4
                                   ---              ---              ---
                                   $67              $60              $44
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

14.  Foreign Operations

The Company's foreign activities consist of banking, trust, and processing services provided to customers domiciled outside of the United States, principally in Europe and Asia. The following financial information concerning such activities reflects direct attributions and charges for funds employed, based upon average costs of interest-bearing funds:


In millions                             1996
                       ---------------------------------------
                                  Income
                                  Before
                         Total    Income        Net      Total
                       Revenue     Taxes     Income     Assets
                       -------    ------     ------    -------
Europe                  $  230    $   66     $   37    $ 3,413
Asia                       239        76         43      2,835
Other Foreign              311        62         35      3,011
Domestic                 4,933     1,452        905     46,506
                        ------    ------     ------    -------
  Total                 $5,713    $1,656     $1,020    $55,765
                        ======    ======     ======    =======


                                        1995
                      ---------------------------------------
                                  Income
                                  Before
                         Total    Income        Net      Total
                       Revenue     Taxes     Income     Assets
                       -------    ------     ------    -------
Europe                  $  148    $   11       $  6    $ 1,918
Asia                       226        73         41      2,913
Other Foreign              252        21         12      2,842
Domestic                 4,696     1,377        855     46,047
                        ------    ------       ----    -------
  Total                 $5,322    $1,482       $914    $53,720
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
                        ======    ======       ====    =======

15.  Commitments and Contingent Liabilities

In the normal course of business, various commitments and contingent liabilities are outstanding which are not reflected in the accompanying consolidated balance sheets. Management does not expect any material losses to result from these matters.

     The Company's significant trading and off-balance-sheet risks are securities, foreign currency and interest rate risk management products, commercial lending commitments, letters of credit, and securities lending indemnifications. The Company assumes these risks to trade for its own account, to reduce interest rate and foreign currency risks, and to provide customers with the ability to meet credit and liquidity needs and to hedge foreign currency and interest rate risks. These items involve, to varying degrees, credit, foreign exchange, and interest rate risk not recognized in the balance sheet. The Company's off-balance-sheet risks are managed and monitored in manners similar to those used for on-balance-sheet risks. There are no significant industry concentrations of such risks.

     A summary of the notional amount of the Company's off-balance-sheet credit transactions, net of participations, at December 31, 1996 and 1995 follows:

Off-Balance-Sheet Credit Risks

In millions                                    1996               1995
------------------------------                 ----               ----
Commercial Lending Commitments               $31,604            $26,606
Credit Card Commitments                       14,998             18,874
Standby Letters of Credit                      4,664              4,257
Commercial Letters of Credit                   1,711              1,728
Securities Lending Indemnifications           23,881             15,068

     The total potential loss on undrawn commitments, standby and commercial letters of credit, and securities lending indemnifications is equal to the total notional amount if drawn upon, which does not consider the value of any collateral. Since many of the commitments are expected to expire without being drawn upon, the total amount does not necessarily represent future cash requirements. The Company does not anticipate the use of all of its unused credit lines available to credit card holders by individual customers at one time. These credit lines are contingent upon customers maintaining specific credit standards, and the Company has the right to reduce or cancel them at anytime. In securities lending transactions, the Company requires the borrower to provide collateral, thus reducing credit risk.

     The notional amounts for other off-balance-sheet risks express the dollar volume of the transactions; however, credit risk is much smaller. The Company performs credit reviews and enters into netting agreements to minimize the credit risk of foreign currency and interest rate risk management products. Exposure to foreign exchange and interest rate risk is reduced by entering into offsetting positions.

     Standby letters of credit principally support corporate obligations and include $1.3 billion and $1.5 billion that were collateralized with cash and securities at December 31, 1996 and 1995. At December 31, 1996 and 1995, securities lending indemnifications were secured by collateral of $23.9 billion and $15.1 billion. At December 31, 1996, approximately $3.5 billion of the standbys will expire within one year, $1.1 billion between one to five years, and the balance after five years.

     At December 31, 1996, approximately $14.9 billion of interest rate contracts will mature within one year, $12.7 billion between one and five years, and the balance after five years. At December 31, 1996, approximately $100.6 billion of foreign exchange contracts will mature within one year and $0.9 billion between one and five years. There were no derivative financial instruments on nonperforming status at year end 1996.

     A summary of the notional amount and credit exposure of the Company's derivative financial instruments at December 31, 1996 and 1995 follows:

Derivative Financial Instruments
                                          Notional Amount     Credit Exposure

In millions                                 1996     1995     1996       1995
                                            ----     ----     ----       ----

Interest Rate Contracts:
    Futures and Forward Contracts        $ 6,451  $ 6,012     $  1       $  2
    Swaps                                  9,318    8,728      180        234
    Written Options                        7,056    7,072        -          -
    Purchased Options                      6,693    4,777        6          5

Foreign Exchange Contracts:
    Swaps                                    126      308        3          6
    Written Options                       28,551    2,089        -          -
    Purchased Options                     28,581    1,603      154         32
    Commitments to Purchase and Sell
      Foreign Exchange                    44,269   24,005      893        463
                                                              ----       ----
                                                             1,237        742
Effect of Master Netting Agreements                           (328)      (223)
                                                              ----       ----
Total Credit Exposure                                         $909       $519
                                                              ====       ====

     Net rent expense for premises and equipment was $91 million in 1996, $94 million in 1995, and $96 million in 1994.

     At December 31, 1996, the Company and its subsidiaries were obligated under various noncancelable lease agreements, certain of which provide for additional rents based upon real estate taxes, insurance, and maintenance and for various renewal options. The minimum rental commitments under noncancelable operating leases for premises and equipment having a term of more than one year from December 31, 1996 are as follows:

---------------------------------------------------------------------------
           Year ending December 31,        In millions
---------------------------------------------------------------------------

           1997                                 $ 70
           1998                                   57
           1999                                   41
           2000                                   33
           2001                                   28
           Subsequent to 2001                    105
                                                ----
           Total Minimum Lease Payments         $334
                                                ====

     In the ordinary course of business, there are various claims pending against the Company and its subsidiaries. In the opinion of management, liabilities arising from such claims, if any, would not have a material effect upon the Company's consolidated financial statements.

16.  Stock Option Plans

The Company's stock option plans (the Option Plans) provide for the issuance of stock options at fair market value at the date of grant to officers and employees of the Company and its subsidiaries. Under the Company's 1993 Plan, options to acquire common stock may be granted in amounts that do not exceed, on a cumulative basis, 1% of the outstanding shares of common stock per year, and, subject to adjustment, options covering no more than approximately 19 million shares in the aggregate may be granted during the first five years. Generally, each option granted under the Option Plans is exercisable between one and ten years from the date of grant.

     The Company accounts for its Option Plans under Accounting Principles Board Opinion 25. As a result, compensation cost is not recorded. If compensation cost for these plans had been based on fair value, net income would have been reduced by $9 million in 1996 and $7 million in 1995. Also, earnings per share would have been reduced by 2 cents per share in 1996 and 1995.

     The assumptions used in determining the impact of accounting for the Option Plans at fair value for 1996 are as follows: dividend yield of 3%; expected volatility of 27%; risk free interest rate of 5.40%; and expected option lives of 5 years.

     A summary of the status of the Company's Option Plans as of December 31, 1996, 1995, and 1994, and changes during the years ending on those dates is presented below:

                        1996                  1995                  1994
-------------------------------------------------------------------------------
                           Weighted              Weighted              Weighted
                           -Average              -Average              -Average
                           Exercise              Exercise              Exercise
Options           Shares     Price      Shares     Price      Shares     Price
-------------------------------------------------------------------------------
Outstanding
 at beginning
 of year        12,701,360   $11.87   13,433,492   $11.04   13,219,704   $10.43
Granted          2,592,700    22.57    2,618,608    14.30    2,025,600    13.03
Exercised       (2,802,402)   11.23   (3,259,324)   10.38   (1,694,772)    8.52
Canceled           (22,444)   18.83      (91,416)   13.25     (117,040)   12.29
                ----------            ----------            ----------
Outstanding
 at end
 of year        12,469,214    14.23   12,701,360    11.87   13,433,492    11.04
                ==========            ==========            ==========

Options
 exercisable
 at year-end     8,901,526    11.86    9,186,618    11.07    9,918,268    10.71
Weighted-
 average fair
 value of
 options granted
 during the year     $5.24                 $4.44                   N/A

      The following table summarizes information about stock options outstanding at December 31, 1996:

                           Options Outstanding            Options Exercisable
                   -----------------------------------   ----------------------
                                  Weighted
                                  -Average    Weighted                 Weighted
                     Number       Remaining   -Average     Number      -Average
   Range of        Outstanding   Contractual  Exercise   Exercisable   Exercise
Exercise Prices    at 12/31/96      Life       Price     at 12/31/96    Price
---------------    -----------   -----------  --------   -----------   --------
  $ 5 to 7            833,800     4.2 years    $ 6.66       823,192     $ 6.68
    8 to 11         2,974,512     3.6            9.80     2,974,512       9.80
   13 to 15         6,084,602     7.1           13.90     5,103,822      13.89
   22 to 30         2,576,300     9.0           22.57             -          -
                  -----------                            ----------
    5 to 30        12,469,214     6.4           14.23     8,901,526      11.86
                  ===========                            ==========

Report of Independent Auditors


To the Board of Directors and Shareholders of The Bank of New York Company, Inc.
New York, New York

We have audited the accompanying consolidated balance sheet of The Bank of New York Company, Inc. and subsidiaries (the "Company") as of December 31, 1996, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Company as of December 31, 1995 and for the two years then ended, were audited by other auditors whose report dated February 26, 1996, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Bank of New York Company, Inc. and subsidiaries at December 31, 1996, and the consolidated results of their operations and their cash flows for the year then ended in conformity with generally accepted accounting principles.




\s\ Ernst & Young LLP

New York, New York
January 27, 1997

Management's Discussion and Analysis of the Company's Financial Condition and Results of Operations
-----------------------------------------------------------------------------
SUMMARY OF RESULTS

For 1996, The Bank of New York Company, Inc. (the "Company") reported record net income of $1,020 million or a record $2.41 per fully diluted share, compared with $914 million or $2.15 per fully diluted share in 1995 and $749 million or $1.85 per fully diluted share in 1994. For 1996, the net effect of the conversion of warrants, the remaining outstanding warrants, and the stock buyback was to dilute fully diluted earnings per share 10 cents.

     Revenues from the Company's securities processing business continued their strong advance, growing 59% for the full year to $655 million. This significant increase reflected strong internal growth as well as the acquisition of the corporate trust business of NationsBank and the custody businesses of BankAmerica and J.P. Morgan. All areas of securities processing contributed to an internal growth rate of 14% with ADRs, corporate trust, and government securities clearance particularly strong. Fees from other processing were up 9% for the year to $206 million. Trust and investment management continued its strong performance in 1996 with fees growing 18% over last year to $161 million reflecting new business and generally strong markets. In 1996, net interest income on a taxable equivalent basis declined to $1,999 million reflecting the sale of the $3.4 billion AFL-CIO Union Privilege affinity credit card portfolio. The provision for loan losses increased to $600 million due largely to a deterioration in the Company's credit card portfolio. Operating expenses continued to remain under good control.

     In 1996, return on average common equity was a record 19.98% compared with 19.42% in 1995 and 18.49% in 1994, while return on average assets was a record 1.90% compared with 1.72% in 1995 and 1.49% in 1994.

     Tangible fully diluted earnings per share (earnings before the amortization of goodwill and intangibles) were $2.61 per share in 1996 compared with $2.29 per share in 1995. Tangible return on average assets was 2.10% in 1996 and 1.86% in 1995; and tangible return on average common equity was 27.94% in 1996 compared with 24.14% in 1995.

     In 1995, net interest income, the net interest rate spread, and net yield on interest earning assets reached record levels. Loan demand was strong in 1995, particularly in corporate lending across the United States, and in all of the special industry lending areas. Revenues from the Company's securities processing business grew 14% in 1995. All areas of securities processing increased, led by ADRs, corporate trust, and master trust. Other processing fees grew 11% over the previous year led by increases in funds transfer and trade finance revenues. The provision for loan losses increased to $330 million. Operating expenses were strictly controlled.

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

NET INTEREST INCOME

Dollars in millions                           1996          1995         1994
                                              ----          ----         ----
Net Interest Income on a Taxable
 Equivalent Basis                           $1,999        $2,068       $1,763
Net Interest Rate Spread                      3.37%         3.41%        3.30%
Net Yield on Interest-Earning Assets          4.35%         4.53%        4.11%


     On a taxable equivalent basis, net interest income was $1,999 million in 1996 compared with $2,068 million in 1995. Average loans grew to $36.7 billion in 1996 up from $35.4 billion in 1995. Year end 1996 loans were $36.1 billion down from $36.9 billion in 1995 reflecting the sale of $3.4 billion of credit card receivables in the second quarter of 1996. The net interest rate spread and yield were 3.37% and 4.35% in 1996 compared with 3.41% and 4.53% in 1995. These declines are primarily attributable to the sale of credit card receivables partially offset by the expiration of promotional rates on credit cards, and the repricing of certain segments of the credit card portfolio.
The decline in the net yield also reflects the financing of the stock buyback program.

     Net interest income on a taxable equivalent basis increased 17% in 1995 to $2,068 million. Continuing growth in the loan portfolio and wider interest rate spreads contributed to the increase during 1995. Average loans grew 11% to $35.4 billion in 1995 from $32.0 billion in 1994. Managed credit card outstandings were up 13% to $8.7 billion. Other loan growth was attributable to strong demand in corporate lending across the United States and in all of the special industries lending areas. The increase in the yield also reflected an increase in the volume of interest-free sources of funds by $813 million
(a portion attributable to compensating balances in lieu of servicing fees), and higher returns on these funds.

     On a taxable equivalent basis, net interest income increased 14% in 1994. Credit card growth, the large decline in nonperforming loans, and wider interest rate spreads contributed to this growth during 1994. Average loans grew 5% to $32.0 billion in 1994. The net interest rate spread and net yield on interest-earning assets increased by 6% and 7% in 1994.

     The credit card securitizations reduced net interest income by $5 million in 1995 and $87 million in 1994. Interest income would have been increased by $11 million, $19 million, and $17 million if loans on nonaccrual status at December 31, 1996, 1995, and 1994 had been performing for the entire year.

NONINTEREST INCOME

Noninterest income is provided by a wide range of fiduciary and processing services, other fee-based services, and trading activities. Revenues from these activities were $2,130 million in 1996, compared with $1,491 million in 1995 and $1,289 million in 1994.

     Securities processing fees were $655 million, $411 million, and $359 million in 1996, 1995, and 1994. Internal growth in all areas and acquisitions contributed to the significant increase in revenue in 1996. Other processing fees, principally funds transfer, deposit services, and trade finance, were $206 million in 1996, $189 million in 1995, and $171 million in 1994. Trust and investment management fees were $161 million in 1996, $136 million in 1995, and $126 million in 1994. Service charges and fees were $424 million in 1996, compared with $423 million in 1995 and $465 million in 1994. For further discussion of fee revenue see Sector Profitability.

     Securities gains totaled $97 million, $115 million, and $15 million in 1996, 1995, and 1994, including gains on equity securities of $87 million in 1996 and $97 million in 1995. There were no net equity security gains recorded in 1994.

     Other noninterest income was $587 million in 1996, $217 million in 1995, and $153 million in 1994. A $400 million pre-tax gain was recorded in 1996 on the sale of the Union credit card portfolio. Profits from foreign exchange and other trading activities were $67 million, $60 million, and $44 million in 1996, 1995, and 1994. Other noninterest income for 1996 and 1994 included gains of $21 million and $22 million related to the sale of portions of the Company's interest in Wing Hang Bank, Ltd. A gain of $58 million on the sale of the Company's mortgage servicing portfolio was recorded in 1995.

     Noninterest income attributable to credit card securitizations decreased to $3 million in 1995 from $38 million in 1994 primarily due to maturities.

NONINTEREST EXPENSE AND INCOME TAXES

Total noninterest expense was $1,835 million in 1996, $1,708 million in 1995, and $1,646 in 1994. The rise in expenses in 1996 was principally due to salary and other expenses related to acquisitions of securities processing businesses from J.P. Morgan, BankAmerica, and NationsBank as well as the acquisition of the Putnam Trust Company. Salaries and employee benefits increased 11% to $1,014 million in 1996. Net occupancy and furniture and fixture expenses fell by a combined $2 million to $260 million. Other expenses were up 5% in 1996 to $561 million.

     Total noninterest expense increased 4% in 1995 compared with 1994. In 1995, expenses related to the settlement of litigation with Northeast Bancorp were $15 million. Net occupancy and furniture and fixture expenses fell by a combined $4 million to $262 million in 1995. Salaries and employee benefits increased 7% in 1995.

     Deposit insurance premiums were $2 million in 1996 compared with $32 million and $52 million in 1995 and 1994. The FDIC substantially reduced the assessment rate for deposit insurance premiums in 1996.

     The efficiency ratio was 50.5% in 1996 compared with 50.0% in 1995 and 53.8% in 1994. The efficiency ratios exclude the gain on the sale of the credit card portfolio in 1996, and the settlement with Northeast Bancorp and the gain on the sale of the ARCS mortgage servicing in 1995.

     The Company's consolidated effective tax rates for 1996, 1995, and 1994 were 38.3%, 38.3%, and 37.5%. The 1996 rate reflects higher taxes on foreign operations offset by the reduced impact of state and local taxes. The 1995 rate increased primarily from the reduced impact of tax-exempt income partially offset by the reduced impact of state and local taxes.

LIQUIDITY

The Company maintains its liquidity through the management of its assets and liabilities, utilizing worldwide financial markets. The diversification of liabilities reflects the flexibility of the Company's funding sources under changing market conditions. Stable core deposits, including demand, retail time, and trust deposits from processing businesses, are generated through the Company's diversified network and managed with the use of trend studies and deposit pricing. The use of derivative products such as interest rate swaps and financial futures enhances liquidity through the issue of long-term liabilities without exposure to interest rate risk. Liquidity also results from the maintenance of a portfolio of assets which can be easily reduced and the monitoring of unfunded loan commitments, thereby reducing unanticipated funding requirements.

     Average savings, time, and noninterest-bearing deposits declined slightly by $333 million in 1996. Medium-term notes declined $416 million and foreign deposits increased by $829 million. More volatile sources of interest-bearing deposits and borrowings decreased by $361 million.

     In 1996, the Company's average commercial paper borrowings were $605 million compared with $656 million in 1995. The Company has backup lines of credit of $350 million at financial institutions supporting these borrowings.

     The following comments relate to the information disclosed in the Consolidated Statements of Cash Flows.

     Cash flows from earnings and other operating activities were $0.9 billion in 1996, compared with $1.9 billion and $2.1 billion in 1995 and 1994. The decrease in 1996 is primarily attributable to changes in accruals and other. The decrease in 1995 reflects a larger decline in trading activities in 1994 compared to 1995.

     In 1996, cash provided by investing activities was $0.1 billion, reflecting the sale of credit card loans which was offset by additions to loans, securities and interest bearing deposits. The 1995 cash flows used by investing activities were $2.4 billion, reflecting additions to loans and securities partially offset by a decline in federal funds sold and securities purchased under resale agreements. The 1994 cash flows used by investing activities were $5.4 billion reflecting additions to loans and an increase in federal funds sold and securities purchased under resale agreements. Cash provided by financing activities was $0.4 billion, $2.3 billion, and $1.7 billion in 1996, 1995, and 1994 as the Company used deposits to finance its investing activities. In 1996, financing activities used cash to buy back the Company's common shares, and provided cash through the issuance of trust preferred securities. Federal funds purchased and securities sold under repurchase agreements were a source of funds in 1995 and a use of funds in 1996 and 1994.

     Restrictions on the ability of the Company to obtain funds from its subsidiaries are discussed in Note 10 to the Consolidated Financial Statements.

CAPITAL RESOURCES

Shareholders' equity was $5,127 million at December 31, 1996, compared with $5,232 million at December 31, 1995 and $4,296 million at December 31, 1994. In January 1997, the Company increased its quarterly common stock dividend to 24 cents per share, up 20% from the beginning of 1996. During 1996, the Company retained $682 million of earnings and issued $600 million of trust preferred securities and $100 million of subordinated debt. Warrant holders converted 5 million warrants into 21 million common shares, providing $325 million in capital, and $114 million of subordinated debentures converted into common stock. In addition, 48 million common shares were repurchased for $1.3 billion. The Company plans to buy back through the end of 1997 up to 30 million additional shares.

     In 1995, the Company retained $641 million of earnings and issued $200 million of subordinated debt. Subordinated debentures totaling $136 million were converted to common stock. Also in 1995, 9 million common shares were repurchased.

     In 1994, the Company increased its quarterly stock dividend to 16 cents per share, a 42% increase. Seven million shares of common stock were repurchased. The Company retained $512 million of earnings and issued $300 million of subordinated debt. Two issues of preferred stock were redeemed in 1994, reducing preferred stock by $156 million and retained earnings by $17 million.

     The Company can issue up to $1.2 billion of debt and preferred stock (including convertible preferred stock) and $400 million of trust preferred securities pursuant to shelf registration statements.

PROVISION AND ALLOWANCE FOR LOAN LOSSES

The provision for loan losses was $600 million in 1996, compared with $330 million in 1995 and $162 million in 1994. The increase in the provision compared with 1995 principally relates to a higher level of anticipated losses on certain Consumers Edge (registered trademark) credit card accounts opened in 1994 and 1995, and on the credit card portfolio generally. The increased provision also covered $78 million of net charge-offs of Union receivables that were not sold. In 1996, the Company continued to experience improvement in the asset quality of business loans as nonperforming loans declined.

     Net charge-offs were $455 million in 1996, $377 million in 1995, and $354 million in 1994. In 1996 and 1995, net charge-offs were primarily attributable to credit card loans while in 1994 net charge-offs primarily related to credit card and other commercial loans. The total allowance for loan losses was $901 million and $756 million at year-end 1996 and 1995. The $145 million increase in the allowance for loan losses in 1996 is mainly attributable to an increased provision for credit card loans. The $36 million decrease in the allowance for loan losses in 1995 resulted primarily from net charge-offs exceeding the provision for loan losses and the decline in the level of nonaccrual loans.
The ratio of the total allowance for loan losses to year-end loans was 2.43% and 2.01% at December 31, 1996 and 1995.

     Credit card securitization reduced the provision for loan losses by approximately $2 million and $32 million in 1995 and 1994.

TRADING ACTIVITIES

The Company expanded its offering of foreign exchange risk management products in 1996 as a result of an agreement it entered into with Susquehanna Trading, a firm with significant expertise in foreign exchange options. Activity related to this agreement is the primary reason for the increase in the notional amounts and trading account balances for foreign exchange option contracts and commitments to purchase and sell foreign exchange in 1996.

     The Company manages trading risk through a system of position limits, an earnings at risk methodology, stop loss advisory limits, and other market sensitivity measures. Earnings at risk is designed to measure with 95% certainty the Company's exposure to changes in earnings resulting from price fluctuations in the trading portfolio over a 24 hour period. The trading portfolio's average pre-tax earnings at risk amounted to approximately $2.4 million and represented the combination of interest rate risk of $1.5 million and foreign exchange risk of $0.9 million. During 1996, pre-tax earnings at risk ranged from approximately $1.1 million to $4.5 million, consisting of a range of $0.6 million to $2.9 million for the interest rate risk component and a range of $0.2 million to $1.8 million for the foreign exchange risk component. During 1996, daily trading revenue averaged approximately $0.3 million, and ranged from a gain of approximately $2.5 million to a loss of approximately $1.9 million. During this period, daily trading revenue did not exceed the Company's earnings at risk estimates on any given day.

ASSET/LIABILITY MANAGEMENT

The Company's activities other than trading include lending, investing in securities, accepting deposits, raising money as needed to fund assets, and processing securities and other transactions. The market risk that arises from these activities is interest rate risk, and to a lesser degree foreign exchange risk. The Company actively manages interest-rate sensitivity (the exposure of net interest income to interest rate movements). The Company uses complex simulation models to adjust the structure of its assets and liabilities in response to interest rate exposures.

     The Company considers base line, high rate, and low rate scenarios to model interest rate sensitivity. The base line scenario is the estimated most likely path for future short-term interest rates. The base line scenario forecast in January 1997 assumes rates will rise. The "high rate" scenario assumes a 77 basis point increase from the base line scenario. The "low rate" scenario assumes the average rate declines 125 basis points under the base line scenario. Other scenarios are also reviewed to examine the impact of various interest rate shocks. The Company quantifies interest rate sensitivity by calculating the change in net interest income between the three scenarios over a 12 month measurement period. Net interest income as calculated by the earnings simulation model under the base line scenario becomes the standard. The measurement of interest rate sensitivity is the percentage change in net interest income calculated by the model under high rate versus base-line scenario and under low rate versus base-line scenario. The scenarios do not include the adjustments that management would make as rate expectations change. The Company's policy limit for fluctuations in net interest income resulting from either the high rate or low rate scenario is 6 percent. Based upon the January 1997 outlook, if interest rates were to rise to follow the high rate scenario, then net interest income during the policy measurement period would be positively affected by 0.93 percent. If interest rates were to follow the low rate scenario, then net interest income would be negatively affected by
2.75 percent (assuming management took no actions.)

     To manage foreign exchange risk, the Company funds foreign currency-denominated assets with liability instruments denominated in the same currency. The Company utilizes various foreign exchange contracts if a liability denominated in the same currency is not available or desired, and to minimize the earnings impact of translation gains or losses created by investments in overseas markets.

LOANS

The following table shows the Company's loan distribution at the end of each of the last five years:
                                      1996     1995     1994     1993     1992
In millions                           ----     ----     ----     ----     ----

Domestic
  Credit Card*                     $ 5,414  $ 8,727  $ 7,475  $ 5,024  $ 3,871
  Other Consumer Loans                 716      718      765      972    1,329
  Commercial and Industrial Loans** 12,844   12,025   11,149    9,781   10,495
  Real Estate Loans
    Construction and Land
     Development                       139      118      125      160      188
    Other, Principally Commercial
     Mortgages                       2,645    2,741    2,743    2,626    2,822
    Collateralized by Residential
     Properties                      3,380    3,229    3,036    3,203    3,423
  Banks and Other Financial
   Institutions                      1,650    1,953    1,289    1,893    1,521
  Loans for Purchasing or Carrying
   Securities                        3,695    3,068    2,339    2,275    1,098
  Lease Financings                   1,688    1,503    1,308    1,038    1,033
  Other                                249      235       74       97      155
                                   -------  -------  -------  -------  -------
      Total Domestic                32,420   34,317   30,303   27,069   25,935
                                   -------  -------  -------  -------  -------
Foreign
  Commercial and Industrial Loans 2,594 1,906 1,605 1,775 1,928 Banks and Other Financial
   Institutions                      1,060      828      672      810      997
  Government and Official
   Institutions                        414      227      212      565      535
  Other                              1,996    1,383    1,161    1,188      947
                                   -------  -------  -------  -------  -------
      Total Foreign                  6,064    4,344    3,650    4,338    4,407
                                   -------  -------  -------  -------  -------
      Total Loans                   38,484   38,661   33,953   31,407   30,342
Less: Unearned Income                1,478      974      870      837      845
      Allowance for Loan Losses        901      756      792      970    1,072
                                   -------  -------  -------  -------  -------
       Net Loans                   $36,105  $36,931  $32,291  $29,600  $28,425
                                   =======  =======  =======  =======  =======

  * Includes $3,636 million for 1995, $3,813 million for 1994, $3,529 million for 1993, and $2,737 million for 1992 related to the Union portfolio sold in 1996.
  ** The commercial and industrial loan portfolio does not contain any industry concentration which exceeds 10% of loans.

NONPERFORMING ASSETS

The following table shows the distribution of nonperforming assets at December 31, 1996 and 1995:

Dollars in millions                     1996        1995       Change
                                     -----------------------------------
Category of Loans:
Commercial Real Estate                  $ 20        $ 42        (52)%
Other Commercial                          90          75         20
Foreign                                   38          41         (7)
Community Banking                         65          67         (3)
                                        ----        ----
    Total Nonperforming Loans            213         225         (5)
Other Real Estate                         41          72        (43)
                                        ----        ----
    Total Nonperforming Assets          $254        $297        (14)
                                        ====        ====
Nonperforming Asset Ratio                0.7%        0.8%
Allowance/Nonperforming Loans          423.7       336.0
Allowance/Nonperforming Assets         355.3       254.5


     Nonperforming assets declined to $254 million at December 31, 1996. The decrease in nonperforming assets during 1996 is attributable to charge-offs and writedowns of $27 million and paydowns, sales, and returns to accrual status of $175 million. The decrease was partially offset by $159 million of loans placed on nonperforming status.

     Credit card loans are not placed on nonperforming status, but are charged off when they become past due for certain periods. Additional information regarding the credit quality of the Company's credit card portfolio is provided in the sections "Provision and Allowance for Loan Losses" and "Sector Profitability".


SECTOR PROFITABILITY

The Company has an internal information system used for management purposes that produces sector performance data for Trust, and Securities and Other Processing, Retail Banking, Corporate Banking, and Other Sectors. A set of measurement principles has been developed to help ensure that reported results of the sectors track their economic performance. Sector results are subject to restatement whenever improvements are made in the measurement principles or organizational changes are made. Prior year results have been restated to reflect the transfer of custom banking from the Retail Sector to the Trust, and Securities and Other Processing Sector and middle market and certain real estate lending from the Retail Sector to the Corporate Sector. Changes were also made in the allocation of long-term debt and certain foreign branch costs.

     Net interest income is computed on a taxable equivalent basis. Support and other indirect expenses are allocated to sectors based on general guidelines. The provision for loan losses is based on net charge-offs incurred by each sector. Assets and liabilities are match funded.

     The Trust, and Securities and Other Processing Sector provides a broad array of fee based services. Trust includes personal trust and investment management. Securities processing includes services to both institutional issuers and investors.

     The Retail Banking Sector includes credit card financing, consumer lending, and residential mortgage lending.

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

     The sectors contributed to the Company's profitability as follows:

                         Trust, and
                       Securities and                              Corporate
                      Other Processing      Retail Banking          Banking
                     ------------------  --------------------  ----------------
In millions            1996  1995  1994    1996    1995  1994  1996  1995  1994
                     ------------------  --------------------  ----------------
Net Interest Income
  on a Taxable
  Equivalent Basis   $  218  $196  $178  $1,136  $1,212  $967  $521  $527  $438

Provision for Loan
  Losses                  1     1     1     461     290   202    (7)   62   126

Noninterest Income    1,148   849   760     170     163   214   251   266   240

Noninterest Expense     828   636   619     647     684   682   199   211   200
                     ------------------  --------------------  ----------------
Income before Taxes  $  537  $408  $318  $  198  $  401  $297  $580  $520  $352
                     ==================  ====================  ================

                            Other                 Total
                     -----------------  ----------------------
                      1996  1995  1994    1996    1995    1994
                     -----------------  ----------------------
Net Interest Income
  on a Taxable
  Equivalent Basis   $ 124  $133  $180  $1,999  $2,068  $1,763

Provision for Loan
  Losses               145   (23) (167)    600     330     162

Noninterest Income     561   213    75   2,130   1,491   1,289

Noninterest Expense    161   177   145   1,835   1,708   1,646
                     -----------------  ----------------------
Income before Taxes  $ 379  $192  $277  $1,694  $1,521  $1,244
                     =================  ======================

     In the Trust, and Securities and Other Processing Sector, securities processing fees increased 59% over last year to $655 million compared with $411 million in 1995 and $359 million in 1994. The increase in revenue reflects continued internal growth as well as the acquisition of the corporate trust business of NationsBank and the custody businesses of BankAmerica and J.P. Morgan. Internally generated growth was 14% led by ADRs, corporate trust, and government securities clearance. In 1996, fee revenue from issuer services, custody, and securities industry products was $223 million, $240 million, and $191 million compared with $154 million, $119 million, and $136 million in 1995. Fees from other processing increased 9% over last year to $206 million. Fees from trust and investment management grew 18% to $161 million, reflecting new business and generally strong markets. The rise in noninterest expense was principally due to salary and other expenses related to the acquisitions from J.P. Morgan, BankAmerica, and NationsBank.

     In 1995, all areas of securities processing increased led by ADRs, corporate trust, and master trust. Fees from the acquisition of NationsBank's corporate trust business were included in securities processing revenue for the month of December. In other processing, fees grew by 11% led by increases in funds transfer and trade finance revenues. Trust and investment management fees increased to $136 million in 1995 from $126 million in 1994 primarily due to higher market valuation of assets under management and the acquisition of Putnam.

     The decrease in net interest income in the Retail Banking Sector principally reflects the sale of approximately $3.4 billion in credit card receivables in the second quarter of 1996. The decrease in net interest income is also attributable to the decline in value of noninterest bearing sources of funds in a declining rate environment. Lower FDIC insurance premiums contributed to the decline in noninterest expense in the Retail Sector. The provision for loan losses in the Retail Banking Sector reflects increased charge-offs on Consumers Edge (registered trademark) accounts opened in 1994 and 1995. The 1996 provision also reflects $78 million of net charge-offs related to past due and bankrupt Union credit card accounts not sold. The table and discussion below provide information relating to the Company's credit card portfolio based on managed outstandings and excluding the Union portfolio:

                                    1996      1995      1994
In millions                         ----      ----      ----

Number of Accounts                 4.537     4.234     3.668
New Account Originations            .658     1.124     1.071
Period End Balance                $5,414    $5,078    $3,843
Loans Delinquent:
  30-59 Days                        $ 93      $ 68      $ 48
  60-89 Days                          71        52        31
  90 or More Days                    214       145        61
                                    ----      ----      ----
Total Loans Delinquent              $378      $265      $140
Net Charge-offs                     $311      $174      $109
As a Percent of Average
 Loans Outstanding:
   Net Charge-offs                  5.89%     4.18%     3.44%
   Accounts Delinquent
    More Than 30 Days               7.16      6.36      4.42
As a Percent of Period
 End Balances:
   Net Charge-offs                  5.75      3.43      2.84
   Accounts Delinquent
    More Than 30 Days               6.99      5.22      3.65


     During 1996, the Company's credit card portfolio experienced rising delinquencies and charge-offs. Loans delinquent more than 30 days increased to $378 million from $265 million in 1995. Loans past due more than 90 days increased to $214 million from $145 million in 1995. Credit card loans delinquent more than 90 days have a significant risk of loss.

     This adverse trend in credit quality reflects an industry-wide deterioration in consumer credit performance as well as increased losses attributable to bankruptcies resulting from a 1994 change in the bankruptcy laws. Bankrupt accounts at December 31, 1996 were 78% higher than at December 31, 1995. At December 31, 1996 bankrupt accounts included $5 million that were not yet 30 days past due, up more than 56% from 1995. As a result of rising delinquencies related to its Consumers Edge (registered trademark) accounts, the Company reduced Consumers Edge (registered trademark) new account originations to 330 thousand in 1996 down from 851 thousand accounts in 1995 and 1.029 million accounts in 1994.

      Future levels of charge-offs are difficult to predict because they depend upon future economic trends, consumer behavior, growth in the portfolio, competition, and other factors. Some of these factors are beyond the control of the Company. The rising trend in credit card delinquencies and personal bankruptcies may result in future charge-offs exceeding historic levels.

     In 1995, the increase in net interest income in the Retail Sector principally reflected growth in the credit card business and the higher value of noninterest-bearing balances. Charge-offs increased in 1995 and net credit card charge-offs as a percentage of average managed outstandings excluding the Union portfolio increased to 4.18% from 3.44% in 1994. Maturities in the credit card securitization program shifted revenue from noninterest income to net interest income in 1995.

     Net interest income declined in the Corporate Banking Sector in 1996. The Special Industries and U.S. Commercial Banking sectors demonstrated growth with average outstandings increasing 8% from last year. The decrease in the provision reflects a net recovery primarily due to the settlement with the Republics of Croatia and Slovenia related to Yugoslavian debt in 1996. Income from the Company's offshore banking subsidiaries was lower in 1996 compared to 1995.

     In 1995, the increase in net interest income in the Corporate Banking Sector was attributable to increased loan demand, higher yields, and a decline in nonperforming assets. Loan demand was strong in 1995, particularly in corporate lending across the United States, in the middle market, and in all of the special industry lending areas.

     The Other Sector reflects the difference between the total provision for loan losses and that charged off by the sectors. Noninterest income for 1996 includes a $400 million pre-tax gain on the sale of credit card loans. Pre-tax gains of $21 million and $22 million related to the sale of portions of the Company's interest in Wing Hang Bank, Ltd. were included in noninterest income in 1996 and 1994. Securities gains and foreign exchange and other trading activities decreased $10 million from 1995.

     In 1995, the Other Sector had an increase in revenues from trading and investing. Included in noninterest income for 1995 was a pre-tax gain of $58 million on the sale of the ARCS mortgage servicing.

QUARTERLY DATA                                UNAUDITED


                                 1996                         1995
                      ---------------------------  ---------------------------
Dollars in millions, Fourth Third Second First Fourth Third Second First except per share amounts

Interest Income        $ 883  $ 856  $ 910  $ 928   $ 969  $ 946  $ 981  $ 936

Interest Expense         393    389    422    419     446    435    477    445
                       -----  -----  -----  -----   -----  -----  -----  -----
Net Interest Income      490    467    488    509     523    511    504    491
                       -----  -----  -----  -----   -----  -----  -----  -----

Provision for Loan
 Losses                   45     40    425     90     105    113     62     50

Noninterest Income       441    432    846    420     419    405    349    318

Noninterest Expense      480    455    457    444     446    423    424    415
                       -----  -----  -----  -----   -----  -----  -----  -----
Income Before
 Income Taxes            406    404    452    395     391    380    367    344

Income Taxes             154    155    174    152     150    146    141    131

Distribution on Trust
  Preferred Securities     2      -      -      -       -      -      -      -
                       -----  -----  -----  -----   -----  -----  -----  -----
Net Income             $ 250  $ 249  $ 278  $ 243   $ 241  $ 234  $ 226  $ 213
                       =====  =====  =====  =====   =====  =====  =====  =====
Net Income
 Available to
 Common Shareholders   $ 247  $ 246  $ 276  $ 241   $ 239  $ 232  $ 223  $ 210
                       =====  =====  =====  =====   =====  =====  =====  =====
Per Common Share Data:
  Primary Earnings     $0.61  $0.60  $0.68  $0.58   $0.58  $0.58  $0.57  $0.56

  Fully Diluted
   Earnings             0.61   0.60   0.66   0.57    0.56   0.55   0.54   0.53

  Cash Dividends        0.22   0.22   0.20   0.20    0.18   0.18   0.16   0.16

  Stock Price
    High               35.88  30.13  26.94  27.31   24.38  23.25  21.69  16.75

    Low                29.00  24.56  23.31  22.00   20.94  19.00  15.94  14.50

Ratios:
  Return on Average
   Common
   Shareholders'
   Equity              19.48% 19.63% 21.97% 18.86%  18.87% 19.28% 19.85% 19.98%

  Return on Average
   Assets               1.84   1.92   2.05   1.79    1.77   1.78   1.68   1.65

                   The Businesses of The Bank of New York


                       SECURITIES AND OTHER PROCESSING

     The Bank of New York is the largest overall processor of securities offering a complete range of processing and operating services.

     These businesses are presented through nine securities processing product lines within the broader categories of: shareholder services, custody and the related securities lending activities, and broker/dealers and investment companies. Record keeping and reporting are common functions to each of these. Our other processing businesses include funds transfer, trade services and cash management.

     We have become a much larger global participant in both custody and corporate trust and operate these businesses from a single platform around the world with processing centers in New York, London, Brussels and Singapore.

     We are the number one provider of American Depositary Receipts, corporate trust and government securities clearance services and a market leader in our remaining businesses, including stock transfer, domestic and international custody, securities lending, unit investment trusts and mutual funds custody. We experienced internal growth in 1996 in all of these products, most in excess of 10%. High growth rates in these businesses are expected to continue with American Depositary Receipts, stock transfer, corporate trust and government securities clearance being particularly strong.

     We have also grown through acquisitions. In 1996 we agreed to acquire the corporate and municipal trust businesses of Riggs Bank and Wells Fargo & Company. We also successfully completed the conversion process for our acquisitions of the custody businesses of BankAmerica and J.P. Morgan, both announced in 1995.

     We have built the critical mass and invested in the technology that will enable us to maintain growth in all of our processing businesses. As the consolidation trend continues, we are well positioned to take advantage of strategic acquisitions as opportunities arise.

SHAREHOLDER SERVICES

American Depositary Receipts:

     Depositary receipts enable U.S. investors to invest in dollar-denominated equity and debt securities of foreign companies and government agencies, and provide the issuers of these securities access to the U.S. capital markets.

     Growth in this business has been very strong, driven by the increased globalization of the capital markets. Trading volume for listed depositary receipts has been growing at a compound annual rate of 22% since 1990 and this growth rate reached 24% in 1996. Trading volume on U.S. exchanges totaled 10.8 billion depositary receipts in 1996, valued at $341 billion.

     We continue to lead the industry, establishing 161 sponsored programs for companies in 35 countries in 1996, over 62% of all new public sponsored depositary receipt programs. For the last five years our share of all new programs has averaged over 60%. We now issue depositary receipts for more than 1,000 non-U.S. companies in over 50 countries, representing 57% of total sponsored programs.

     We believe that our leadership position is the result of four strategies: our ability to open and develop new markets, diversify our client base by market and by industry, win business from competitors and focus on service quality.

     Fees increased over 20% in 1996 and, with our backlog at a record level, we expect strong growth in the future.

Corporate Trust:

     As corporate trustee, the Bank provides registrar, custodial, escrow and paying agent services to corporate and government issuers of debt securities. Our corporate trust services include eight businesses providing a balanced platform for growth. We are capable of serving any customer needs.

-Asset-backed and mortgage-backed finance
-International finance
-Bankruptcy administration
-Corporate and municipal finance
-Derivative products
-Escrow services

     The Bank is a leading supplier of corporate trust services, handling approximately 40,000 issues with over $500 billion in principal amount outstanding. The number of issues increased 18% in 1996 while principal grew 11%.

     Growth in our existing book of business was strong with fees up over 20% in 1996. We achieved a leading position among our competitors being named trustee on over 1,600 corporate and municipal issues in 1996 amounting to more than $150 billion.

     In October we announced the acquisition of the corporate trust business of Riggs Bank and in December the corporate and municipal trust business of Wells Fargo & Company. These transactions will add 6,000 issues and $90 billion in principal. Overall fees grew 105% for the year.

Stock Transfer:

     As stock transfer agent, we provide shareholder record keeping, dividend paying and reinvestment, proxy tabulation, and exchange services to corporate issuers of equity securities.

     Demand for individual record keeping services is increasing with numerous spin-offs creating new public equities. Also, many companies that had performed these services in-house are turning to outsourcing. Add-on services such as stock option plans, dividend reinvestment plans, employee stock purchase plans, odd-lot buybacks, tenders, and exchange offers have expanded and diversified our revenue stream.

     Quality is now a key driver of revenue growth in stock transfer. In 1996 we incorporated image processing into our operations, a technology which increased processing speed, improved service quality and added to our capacity. We are the only transfer agent with three investor relations phone centers, in New York, New Jersey and Texas. We also have the largest mailing operation in the stock transfer industry, located in New Jersey.
Based upon customer surveys, an independent study ranked the quality of our services number one among the leading stock transfer agents in 1996. This is the second consecutive year that we have achieved this recognition.

     During 1996 our client base grew 28% in both the number of companies and the number of shareholder accounts. We now perform these services for more than 450 companies with over 10 million shareholders. Fees grew 12% in 1996 with the expanded customer base providing a solid platform for future growth.

THE BANK IS AN INTERNATIONALLY RECOGNIZED SECURITIES CUSTODIAN

     We offer a comprehensive array of services through a worldwide settlement network. Our services for a diversified client base include custody, settlement of trades, income collection, corporate action processing, proxy management, pricing and performance analysis for securities portfolios. Our reporting systems allow us to tailor information to meet the specific requirements of our custody customers. In addition, we provide our custody clients with securities lending, cash management, foreign exchange and credit services.

Custody:

     We are a leading custodian, both in the U.S. and around the world, and serve a variety of customers including insurance companies, central banks, commercial banks and government agencies. We also provide custody and trustee services to clients with multiple investment portfolios such as public funds, corporate pension funds, Taft-Hartley funds, foundations and endowments. Services for these clients include daily portfolio valuations, enhanced regulatory compliance reporting and on-line portfolio performance analysis.

     In U.S. Custody, we serve our domestic clients from strategic locations across the country. In 1996 we introduced a variety of custody related functions to the Bank's Office Manager (registered trademark), an interactive communications system that uses the latest technology to deliver integrated trade communication, reporting and portfolio analytic capabilities. Early in 1996 we completed the conversion of the BankAmerica custody business which was primarily domestic but included some global clients. This acquisition added significantly to our size.

     Already a leader in International Custody, we enhanced our capabilities further through the acquisition of the custody business of J.P. Morgan, greatly expanding our presence in Europe and Asia. The conversion of these clients to our systems was completed ahead of schedule in December.

     Through the J.P. Morgan transaction we acquired its Brussels operations
center which has become our primary point of operations in Europe.   We
now service all the major international markets from processing centers in New York, London, Brussels and Singapore and are one of the few organizations that operates from a single processing system worldwide.

     We have one of the largest networks of subcustodians in the world enabling us to serve 81 markets; 15 of which were added in 1996. Total cross-border assets now exceed $350 billion.

     On a combined basis, internal growth in our custody businesses was strong as we added 84 new clients in 1996 unrelated to acquisitions. At year end, total assets under custody exceeded $3 trillion. Fees from these businesses more than doubled in 1996, increasing 123%.

Securities Lending:

     In conjunction with its custody businesses, the Bank operates one of the largest securities lending programs in the world. Lending securities that are held in custody, or that are otherwise available to us, increases the yield on customers' portfolios by investing the cash collateral exchanged for those securities. Our services include loan solicitation, negotiation of terms, transaction settlement, loan administration, credit analysis of borrowers, and receipt and investment of cash collateral. We operate this business through our offices in New York, London and Hong Kong. Fees increased 56% in
1996.

WE ARE A LEADING PROVIDER OF SERVICES TO
BROKER/DEALERS AND INVESTMENT COMPANIES

Government Securities Clearance:

     We continue to be the market leader in the clearance of U.S. government and certain other government agency securities as well as in the administration of tri-party repurchase agreements. In the former role we serve as the agent for the movement of securities from the U.S. Treasury and other government agency issuers to the dealer community and for the movement of securities among dealers. In tri-party repurchase programs, the Bank acts as an intermediary between dealers and investors, holding the securities in custody until the termination of the repurchase agreement. We provide valuation and segregation services as long as the securities held as collateral are under our custody management.

     In 1996 we processed 9,000 tri-party contracts, an increase of 12% over 1995. We continued to see significant growth in our global collateral management service for international investors. On an average day we cleared over 60,000 transactions representing approximately $600 billion of securities and held $180 billion of tri-party collateral under management.

     Revenue growth in our core business continued strong at over 14%. With the J.P. Morgan and BankAmerica acquisitions included, fees increased 68% in 1996.

Unit Investment Trust:

     We are the second largest provider of trustee services for unit investment trusts, which are passive securities portfolios created by broker/dealer sponsors. Our role as trustee is to provide portfolio custody, accounting and administration services as well as transfer agency and unit-holder relations services.

     In March 1996 we acquired 580 unit investment trusts sponsored by Everen Securities, Inc. Overall, at year end we were trustee for approximately 4,500 trusts with assets of over $32 billion. Fees rose 9% in 1996.

Mutual Funds Custody:

     We are one of the largest custodians for mutual fund management companies, providing domestic and global custody, portfolio accounting and pricing, and fund administration services. In total, we act as custodian for well over 1,000 mutual funds for 83 management companies. We have an office in Dublin, Ireland for servicing non-U.S. registered mutual funds which are sold to non-U.S. citizens. We also provide our stock transfer service for closed end mutual funds.

     During 1996 we achieved 11 new fund manager appointments and increased the number of portfolios by 279. Total assets under custody rose 18% to $531 billion at year end. Fees increased 23% in 1996.


OTHER PROCESSING

     Our other processing products serve financial institutions and corporations around the world as well as middle market companies and small businesses located in the greater New York metropolitan area.

Funds Transfer:

     This service involves the electronic payment of U.S. dollars within the U.S. and around the world on behalf of our customers for the settlement of financial transactions. On an average day we clear over 80,000 transactions with a dollar volume of $300 billion for domestic and foreign financial institutions, corporations and individuals. Primarily an international business, we interface with financial institutions throughout the world, including our network of over 2,300 correspondent banks.

     Our level of activity among U.S. commercial banks has risen steadily over the past several years. We have become a leading funds transfer bank in the United States. Fees increased 15% in 1996.

Trade Services:

     The Bank provides a broad range of trade services for financial institutions and corporations through its global network of branches and representative offices. Our major product is letters of credit, which expedite payment for customers' imports and exports. Asia, Latin America, the Middle East and Europe are our primary foreign markets and are serviced through ten processing centers around the world.

     Traditionally, our involvement in trade finance transactions has been with U.S. imports and exports. We now act as an intermediary for correspondents in non-U.S. trade with over 40% of our 1996 revenues coming from trade transactions between foreign countries.

     Fees were down slightly in 1996 due to market conditions. We expect improving conditions will lead to a rebound in fees in 1997.

Cash Management:

     We offer a full range of cash management services to corporate and institutional customers, primarily located in the United States. This business includes the receipt and disbursement of cash along with sophisticated reporting. The Bank's position is particularly strong among middle market companies and small businesses in the greater New York metropolitan area, financial institutions of all types and large corporations for which we serve as a lead bank.

     We have seen strong growth in electronic payment and information reporting. In 1996 we launched a series of new products employing the most sophisticated technology available in the market today. The Bank of New
York Office Manager (registered trademark) is a Windows (registered trademark) based family of services providing the customer with integrated access to the Bank's electronic payment, information reporting, and check imaging services. This product has proven to be highly popular. We also enhanced our electronic data interchange capabilities and developed a PC-based remote banking product designed to meet the needs of small businesses. Revenues increased 8% for the year.


                      TRUST, INVESTMENT AND PRIVATE BANKING

     The Bank of New York has provided private banking services since it was founded. Today, we offer individuals and institutions a broad range of investment management, custody, estate and financial planning, trust and estate settlement, and income tax preparation services, provided through
offices in New York, New Jersey, Connecticut and Florida.   We work with
some of the nation's largest corporations to manage liquidity and with their senior executives to manage their personal financial situations.

     We are among the largest bank managers of discretionary assets in the nation. Total assets under management grew by 17% during 1996 and now exceed $54 billion, the result of a very successful investment strategy, generally strong stock and bond markets, and an effective new business effort.

     The Bank's Private Banking, International Private Banking, Personal Trust and Personal Asset Management divisions provide high net worth individuals in the U.S. and around the world with a full range of services in banking, investment management, trust and estate, and personal financial planning.
We have also developed a family of customized mortgage products for these clients.

     A key strategy is the interaction within the Bank to leverage existing relationships with other areas. For instance, we have private banking groups that address the needs of executives of corporations we serve in our Special Industries and U.S. Corporate Banking areas.

     Our Tax-Exempt Bond Management service assists individuals and corporations in maximizing after-tax returns on their municipal bond portfolios. This service is delivered by a dedicated team who combine the disciplines of municipal bond research, trading and portfolio management to provide better returns by taking advantage of inefficiencies that exist in the tax-exempt bond market. Fees again reached a record level in 1996.

     The full range of Institutional Investment services we provide includes active management for fixed income, equity and balanced accounts, passive investment products, commingled funds for ERISA accounts and short-term money management. Our customers include corporations, public funds, Taft-Hartley clients, foundations and endowments and other domestic and international institutions. A highlight in 1996 was the outstanding performance of the Bank's Collective Trust Emerging Growth Fund which returned over 30%.

     Our Short-Term Money Management service provides institutional clients with a liquidity management vehicle that maximizes returns on short-term funds on a cost effective basis. We customize this product to meet each client's specific needs. Fees from this service rose 30% in 1996. Overall, fees from our trust, investment and private banking activities were up a strong 18%.

                              CORPORATE BANKING

     The Bank of New York serves the global banking needs of domestic and multinational corporations and institutions. We focus on lending relationships with companies where we can position ourselves as a lead bank. Our leadership position in securities and other processing provides a unique niche enabling us to meet our corporate customers' securities processing, cash management, trade finance, foreign exchange, and other banking and transactional needs.


CORPORATE BANKING TARGETS THESE MARKET SEGMENTS

Special Industries Banking:

     The Bank of New York is a leading provider of credit and operating services to the following industries.

-Media and entertainment
-Telecommunications
-Securities
-Energy and public utilities
-Financial institutions
-Insurance
-Marine transportation
-Real estate
-Retailing
-Mortgage banking
-Government banking

     We bring a depth of experience and expertise to these industries that provides added value for our clients.

     We are a primary lender, arranger and syndicator of bank loans to the rapidly expanding media, entertainment and telecommunications industries. Here, we experienced our highest volume ever in 1996, underwriting 29 credits as agent totaling $24.5 billion. We currently act as agent or co-agent in these areas on 92 transactions aggregating $100 billion. Our energy division also performed well with average loan increasing by 15%. Overall, Special Industries average loan volume grew a strong 9%.

U.S. Commercial Banking:

     This area remains a key strategic focus of the Bank as we pursue a targeted marketing effort to the nation's largest corporations, primarily located in nine major urban markets. Credit is an important part of our efforts here and did well in 1996 with average loan volume expanding by 8%. Importantly, these corporations are major existing and future users of all of our securities processing, funds transfer, trade finance, foreign exchange, and cash management services. The establishment of broad ranging and integrated relationships with this pool of customers is essential to our continued overall success.

Middle Market Banking:

     We offer middle market customers throughout the New York metropolitan area, Connecticut and New Jersey a broad range of sophisticated banking services including traditional lending, asset-based finance, cash management, securities processing, trade finance, leasing and investment banking. Average loan volume grew 7% in 1996.

International Banking:

     The Bank of New York has a network of 29 branches and representative offices in 26 foreign countries in addition to the network of over 2,300
foreign correspondent banks.   This international franchise provides us with a
marketing platform for all our processing businesses including American Depositary Receipts, global custody, funds transfer, trade finance, foreign exchange and securities lending. We continue to benefit from the increased globalization of the capital markets and are well positioned for a continuation of this trend.

Factoring:

     BNY Financial Corporation is the second largest factor in the U.S. and the largest in Canada. In addition to factoring, we provide accounts receivable management and secured lending services. Major customer diversification has been accomplished in this business in recent years. The apparel industry, historically two-thirds of our volume, today accounts for 43% as a result of our diversifying into other industries. Operating from offices in New York, Boston, Atlanta, Charlotte, Los Angeles, Toronto and Montreal we have achieved a geographic diversification in our client base as well. In March 1996 we acquired the factoring business of Midlantic Bank. Factoring volume was $11.2 billion in 1996, similar to the volume in 1995. Earnings from this operation continued the strong growth trend of the last several years, rising 12%.

Asset Based Lending:

     The Bank of New York Commercial Corporation provides secured lending to mid-size companies. Our customers include retailers, distributors, manufacturers and service companies. Net income in 1996 was down slightly.

Capital Markets:

     BNY Capital Markets, Inc., established in 1996 under Section 20 of the Glass-Steagall Act, provides a wide array of financial services to corporate clients. Services include the structuring and syndication of credit facilities, private placement of debt and equity securities, merger, acquisition and restructuring advisory services, fairness opinions and valuations. In 1996 we ranked seventh among major banks in acting as agent or co-agent on credit facilities. We currently act as administrative agent on 182 broadly syndicated loans, of which 24 were new appointments in 1996.

     In addition, the company has a Municipal Securities Group which specializes in underwriting and dealing in investment grade tax-exempt securities for both high net worth individuals and institutional investors.


                                RETAIL BANKING

     The Bank of New York is the leading retail bank in the suburban New York area and is a source of stable deposits for the Bank as a whole. Through our extensive branch network we offer a broad range of products and services for consumers and small businesses.

     Our branch network comprises 375 offices serving 25 counties of New York, New Jersey and Connecticut.

     In 1996 the strongest segment of our consumer loan portfolio was EquityLink, the Bank's home equity credit line. As a result of the highly successful promotion of our Prime for Life pricing, sales of this product increased sharply. This special pricing continues in 1997. Approximately 40% of our personal checking households now take advantage of our Priority Value Banking service which, by linking accounts, enables them to receive our most favorable loan and savings rates and offset account service charges.

     We continue to streamline our lending process for small businesses and offer credit approvals on most applications in under three days. We have increased our direct marketing efforts to small businesses both through the branch system and a small business telephone sales unit.

     In an effort to reach as many customers and prospects as possible and to provide the convenient banking that consumers demand we will establish two new alternative service delivery methods. Our first full service branches located in supermarkets will open in the second quarter of 1997 with more in the near future. In 1997 we will introduce Direct 24 PC banking enabling consumers and small businesses to access account information, transfer balances and pay bills through their personal computers. The Bank's 24 hour telephone service will also provide the ability to pay bills by telephone.

     In 1996 our Personal Investment Centers had increased sales volume of over

50%, and the service was expanded into Connecticut. Each center is staffed with licensed investment representatives and offers a wide variety of mutual funds as well as fixed rate and variable rate annuities. Among their product offerings are our own BNY Hamilton Funds.

     BNY Mortgage Company provides financing for one to four family homes, condominiums and cooperative apartments through ten loan production offices in New York, New Jersey and Connecticut. The company offers a broad range of programs serving all market segments from the first time home buyer to the large mortgage borrower. We are the leading originator of New York State-backed loans for first-time home buyers and we provide other affordable lending products to meet housing finance needs within the New York metropolitan region.


                                 CREDIT CARDS

     The Bank of New York (Delaware) services over 4.5 million credit card accounts with managed credit card receivables outstanding of $5.4 billion at the end of 1996.

     These balances were down from a year ago as in June the contract we had to issue and manage the AFL-CIO Union Privilege Card was terminated and the portfolio was sold. We received a gain of $400 million from the sale.

     At the same time we established a loan loss reserve of $350 million as a conservative measure to offset the rising delinquencies and charge-offs in the remaining portfolio.

     We continue to be pleased with the growth of our highly successful co-branded cards issued in partnership with Toys-R-Us (registered trademark) and Stop & Shop (registered trademark). The Toy-R-Us Visa (registered trademark) card is a no annual fee credit card that rewards customers with free toys and free clothes. Customers can also earn points toward discounted cruises, airline tickets and hotel stays. The Stop & Shop (registered trademark) SupeRewards Master Card (registered trademark), with no annual fee, was the first credit card issued by a leading supermarket chain enabling customers to earn free airline tickets and vacation rewards. We continue to look for additional co-branding partnerships.

     The MasterCard (registered trademark) Business Card provides small businesses with a valuable cash management tool. This card affords managers greater control over purchasing by allowing them to pre-authorize employee spending limits and to pre-approve vendors.

     The Consumers Edge (registered trademark) product line, our primary offering, consists of a variety of cards, all with no annual fees and lower interest rates.


                           FINANCIAL MARKET SERVICES

     Financial Market Services represents the Bank's trading and investing activities and our foreign exchange and interest-rate management products. We conduct these activities for customers as well as for the Bank's own account.

Global Risk Management Services:

     In foreign exchange, we offer a broad array of services in over 80 currencies through our global network of trading rooms in New York, Europe, and Asia. Revenues rose 36% in 1996.

     In February we signed an agreement with Susquehanna Partners to provide a variety of foreign exchange risk management products allowing us to offer a multi-disciplinary approach to currency risk management. We provide a full range of hedging and yield-enhancement strategies tailored to the needs of clients. In 1997 we expanded the agreement to include interest rate hedging products to help corporate treasurers and investment managers control and reduce their exposure to interest rate risk. These products can be transacted in U.S. dollars as well as selected foreign currencies.

     Through BNY Overlay Associates we offer an effective hedging tool assisting internationally-diversified portfolio managers in identifying and managing currency risk as a separate asset class.