Form 10-K, Exhibit 13
period 1997-12-31
BANK OF NEW YORK CO INC
filed 1998-03-27
CIK 9626

EXHIBIT 13














                       1997 Annual Report to Shareholders

                             FINANCIAL HIGHLIGHTS


Dollars in millions,
 except per share amounts      1997      1996      1995      1994      1993
Net Interest Income         $ 1,855   $ 1,961   $ 2,029   $ 1,717   $ 1,497
Noninterest Income            2,137     2,130     1,491     1,289     1,319
Provision for Loan Losses       280       600       330       162       284
Noninterest Expense           1,874     1,835     1,708     1,646     1,646
Net Income                    1,104     1,020       914       749       559
Net Income Available to
 Common Shareholders          1,095     1,010       904       736       534

Return on Average Assets       1.86%     1.90%     1.72%     1.49%     1.20%
Return on Average Common
 Shareholders' Equity         22.13     19.98     19.42     18.49     14.98
Common Dividend Payout Ratio  34.13     32.50     28.84     27.88     27.99

Per Common Share
Basic Earnings              $  2.88   $  2.60   $  2.35   $  1.96   $  1.43
Diluted Earnings               2.71      2.40      2.18      1.84      1.35
Cash Dividends Paid            0.98      0.84      0.68      0.55      0.43
Market Value at Year End      57.81     33.75     24.38     14.89     14.25

Averages
Securities                  $ 5,722   $ 5,343   $ 5,260   $ 5,941   $ 6,352
Loans                        36,577    36,698    35,421    32,029    30,427
Total Assets                 59,242    53,649    53,053    50,280    46,644
Deposits                     39,910    36,599    36,061    34,041    32,837
Long-Term Debt                1,815     1,870     1,773     1,530     1,729
Minority Interest -
    Preferred Securities        830        26         -         -         -
Shareholders' Equity:
  Preferred                     103       113       115       157       334
  Common                      4,947     5,055     4,653     3,980     3,563

At Year End
Allowance for Loan Losses
 as a Percent of Loans         1.82%     2.44%     2.01%     2.40%     3.17%
Tier 1 Capital Ratio           7.92      8.34      8.42      8.45      8.87
Total Capital Ratio           11.97     12.78     13.08     13.43     13.65
Leverage Ratio                 7.59      8.70      8.46      7.89      7.99
Common Equity to Assets Ratio  8.34      8.99      9.53      8.55      8.29
Total Equity to Assets Ratio   8.34      9.19      9.74      8.79      8.94

Common Shares Outstanding
(in millions)               373.835   385.272   394.956   373.870   374.456
Employees                    16,494    16,158    15,810    15,477    15,621

The per common share amounts and common shares outstanding have been restated to reflect the 2-for-1 common stock splits effective July 19, 1996 and April 22, 1994.

                                Consolidated Balance Sheets
----------------------------------------------------------------------------
Dollars in millions, except per share amounts    December 31,  1997     1996
----------------------------------------------------------------------------
Assets
Cash and Due from Banks                                     $ 5,769  $ 6,032
Interest-Bearing Deposits in Banks                            2,126    1,387
Securities:
  Held-to-Maturity (fair value of $1,106
   in 1997 and $1,127 in 1996)                                1,127    1,170
  Available-for-Sale                                          5,501    3,883
                                                            -------  -------
       Total Securities                                       6,628    5,053
Trading Assets                                                2,616    1,547
Federal Funds Sold and Securities Purchased
 Under Resale Agreements                                      2,820      562
Loans (less allowance for loan losses of $641 in
 1997 and $901 in 1996)                                      34,486   36,105
Premises and Equipment                                          835      875
Due from Customers on Acceptances                             1,187      985
Accrued Interest Receivable                                     356      315
Other Assets                                                  3,138    2,904
                                                            -------  -------
     Total Assets                                           $59,961  $55,765
                                                            =======  =======
Liabilities and Shareholders' Equity
Deposits:
  Noninterest-Bearing (principally domestic offices)        $12,561  $11,812
  Interest-Bearing
   Domestic Offices                                          15,607   15,268
   Foreign Offices                                           13,189   12,263
                                                            -------  -------
       Total Deposits                                        41,357   39,343
Federal Funds Purchased and Securities
 Sold Under Repurchase Agreements                             2,329    1,737
Other Borrowed Funds                                          4,673    4,144
Acceptances Outstanding                                       1,196    1,015
Accrued Taxes and Other Expenses                              1,910    1,417
Accrued Interest Payable                                        182      167
Other Liabilities                                               503      399
Long-Term Debt                                                1,809    1,816
                                                            -------  -------
       Total Liabilities                                     53,959   50,038
                                                            -------  -------
Guaranteed Preferred Beneficial Interests in the Company's
 Junior Subordinated Deferrable Interest Debentures           1,000      600
                                                            -------  -------
Shareholders' Equity
  Preferred Stock-no par value, authorized 5,000,000
   shares, outstanding 184,000 shares in 1996                     -      111
  Class A Preferred Stock-par value $2.00 per share,
   authorized 5,000,000 shares, outstanding 23,844
   shares in 1997 and 40,429 shares in 1996                       1        1
  Common Stock-par value $7.50 per share, authorized
   800,000,000 shares, issued 460,212,619 shares in 1997
   and 444,317,786 shares in 1996                             3,452    3,332
  Additional Capital                                            465      344
  Retained Earnings                                           3,493    2,798
  Securities Valuation Allowance                                320       82
                                                            -------  -------
                                                              7,731    6,668
  Less:  Treasury Stock (85,320,504 shares in 1997
          and 57,849,845 shares in 1996), at cost             2,714    1,524
         Loan to ESOP (1,056,829 shares in 1997 and
          1,195,719 shares in 1996), at cost                     15       17
                                                            -------  -------
       Total Shareholders' Equity                             5,002    5,127
                                                            -------  -------
     Total Liabilities and Shareholders' Equity             $59,961  $55,765
                                                            =======  =======
See accompanying Notes to Consolidated Financial Statements.

                        Consolidated Statements of Income
------------------------------------------------------------------------------
In millions, except per share amounts
For the years ended December 31,                     1997      1996       1995
------------------------------------------------------------------------------
Interest Income
Loans                                              $2,910    $3,073     $3,226
Securities
  Taxable                                             244       240        235
  Exempt from Federal Income Taxes                     35        37         43
                                                   ------    ------     ------
                                                      279       277        278
Deposits in Banks                                     188        90        106
Federal Funds Sold and Securities
 Purchased Under Resale Agreements                    162       126        193
Trading Assets                                         21        17         28
                                                   ------    ------     ------
     Total Interest Income                          3,560     3,583      3,831
                                                   ------    ------     ------
Interest Expense
Deposits                                            1,290     1,152      1,265
Federal Funds Purchased and Securities
 Sold Under Repurchase Agreements                     121       155        161
Other Borrowed Funds                                  168       186        246
Long-Term Debt                                        126       129        130
                                                   ------    ------     ------
     Total Interest Expense                         1,705     1,622      1,802
                                                   ------    ------     ------
Net Interest Income                                 1,855     1,961      2,029
Provision for Loan Losses                             280       600        330
                                                   ------    ------     ------
Net Interest Income After Provision
 for Loan Losses                                    1,575     1,361      1,699
                                                   ------    ------     ------
Noninterest Income
Processing Fees
  Securities                                          790       655        411
  Cash                                                239       209        189
                                                   ------    ------     ------
                                                    1,029       864        600
Trust and Investment Fees                             181       161        136
Service Charges and Fees                              354       421        423
Securities Gains                                      136        97        115
Other                                                 437       587        217
                                                   ------    ------     ------
      Total Noninterest Income                      2,137     2,130      1,491
                                                   ------    ------     ------
Noninterest Expense
Salaries and Employee Benefits                      1,066     1,014        913
Net Occupancy                                         166       167        175
Furniture and Equipment                                95        93         87
Other                                                 547       561        533
                                                   ------    ------     ------
      Total Noninterest Expense                     1,874     1,835      1,708
                                                   ------    ------     ------
Income Before Income Taxes                          1,838     1,656      1,482
Income Taxes                                          669       634        568
Distribution on Trust Preferred Securities             65         2          -
                                                   ------    ------     ------
Net Income                                         $1,104    $1,020     $  914
                                                   ======    ======     ======
Net Income Available to Common
 Shareholders                                      $1,095    $1,010     $  904
                                                   ======    ======     ======
Per Common Share:
Basic Earnings                                     $ 2.88    $ 2.60     $ 2.35
Diluted Earnings                                     2.71      2.40       2.18
Cash Dividends Paid                                  0.98      0.84       0.68
Diluted Shares Outstanding                            404       422        418

See accompanying Notes to Consolidated Financial Statements.

Consolidated Statements of Changes in Shareholders' Equity
------------------------------------------------------------------------------
Dollars in millions  For the years ended December 31,    1997    1996     1995
------------------------------------------------------------------------------
Preferred Stock
Balance, January 1                                     $  112  $  113   $  119
  Redemption (shares: 184,000 in 1997)                   (111)      -        -
  Conversion of Preferred Stock (shares: 16,585 in
  1997, 9,075 in 1996, and 272,600 in 1995)                 -      (1)      (6)
                                                       ------  ------   ------
Balance, December 31                                        1     112      113
                                                       ------  ------   ------
Common Stock
Balance, January 1                                      3,332   3,062    2,854
  Issuance in Acquisition (shares: 8,879,026 in 1995)       -       -       66
  Conversion of Debentures (shares: 11,643,011 in 1996,
  and 13,876,640 in 1995)                                   -      87      104
  Conversion of Preferred Stock (shares: 61,332 in 1997,
   33,566 in 1996 and 1,008,874 in 1995)                    1       1        8
  Exercise of Warrants (shares: 10,922,628 in 1997,
   21,001,648 in 1996, and 136,972 in 1995)                82     157        1
  Other Issuances (shares: 4,910,873 in 1997,
   3,314,751 in 1996, and 3,996,654 in 1995)               37      25       29
                                                       ------  ------   ------
Balance, December 31                                    3,452   3,332    3,062
                                                       ------  ------   ------
Additional Capital
Balance, January 1                                        344     125        -
  Acquisition                                               -       -       76
  Conversion of Debentures                                  -      27       32
  Exercise of Warrants                                     87     168        1
  Redemption of Preferred Stock                            (4)      -        -
  Other                                                    38      24       16
                                                       ------  ------   ------
Balance, December 31                                      465     344      125
                                                       ------  ------   ------
Retained Earnings
Balance, January 1                                      2,798   2,120    1,479
  Net Income                                            1,104   1,020      914
  Cash Dividends
    Common Stock                                         (373)   (328)    (261)
    Preferred Stock                                       (10)    (10)     (11)
  Change in Accumulated Foreign
    Currency Translation Adjustment                       (26)     (4)      (1)
                                                       ------  ------   ------
Balance, December 31                                    3,493   2,798    2,120
                                                       ------  ------   ------
Securities Valuation Allowance
Balance, January 1                                         82      58      (58)
  Net Change in Fair Value of Securities
   Available-for-Sale                                     238      24      116
                                                       ------  ------   ------
Balance, December 31                                      320      82       58
                                                       ------  ------   ------
Less Treasury Stock
Balance, January 1                                      1,524     228       78
  Issued (shares: 1,284,729 in 1997, 1,878,924 in
   1996, and 2,523,744 in 1995)                           (34)    (36)     (37)
  Acquired (shares: 28,755,388 in 1997, 47,676,673
   in 1996, and 9,443,698 in 1995)                      1,224   1,332      187
                                                       ------  ------   ------
Balance, December 31                                    2,714   1,524      228
                                                       ------  ------   ------
Less Loan to ESOP
Balance, January 1                                         17      18       20
  Released (shares: 138,890 in 1997, 121,341 in 1996,
   and 108,330 in 1995)                                    (2)     (1)      (2)
                                                       ------  ------   ------
Balance, December 31                                       15      17       18
                                                       ------  ------   ------
Total Shareholders' Equity, December 31                $5,002  $5,127   $5,232
                                                       ======  ======   ======
See accompanying Notes to Consolidated Financial Statements.

                     Consolidated Statements of Cash Flows
-----------------------------------------------------------------------------
In millions           For the years ended December 31,  1997    1996     1995
-----------------------------------------------------------------------------
Operating Activities
Net Income                                            $1,104  $1,020   $  914
Adjustments to Determine Net Cash Attributable to
 Operating Activities:
  Provision for Losses on Loans and Other Real Estate    292     611      334
  Sale of Credit Card Loans                             (177)   (400)       -
  Depreciation and Amortization                          200     237      198
  Deferred Income Taxes                                  257     100      237
  Securities Gains                                      (136)    (97)    (115)
  Change in Trading Activities                          (786)     52      270
  Change in Accruals and Other, Net                       72    (611)      82
                                                      ------  ------   ------
    Net Cash Provided by Operating Activities            826     912    1,920
                                                      ------  ------   ------
Investing Activities
Change in Interest-Bearing Deposits in Banks            (833)   (427)      18
Purchases of Securities Held-to-Maturity                (318)   (284)    (493)
Maturities of Securities Held-to-Maturity                366     347      760
Purchases of Securities Available-for-Sale            (2,550) (1,377)    (923)
Sales of Securities Available-for-Sale                   453     603      932
Maturities of Securities Available-for-Sale              954     597       48
Net Principal Disbursed on Loans to Customers         (4,248) (3,411)  (5,174)
Sales of Loans and Other Real Estate                   5,680   4,136      438
Change in Federal Funds Sold and Securities
 Purchased Under Resale Agreements                    (2,258)    373    2,120
Purchases of Premises and Equipment                      (45)    (47)     (54)
Proceeds from the Sale of Premises and Equipment          10       3        3
Acquisitions, Net of Cash Acquired                      (269)   (400)    (168)
Partial Sale of Unconsolidated Subsidiary                  -      45        -
Other, Net                                               (93)    (91)      89
                                                      ------  ------   ------
    Net Cash Provided (Used) by Investing Activities  (3,151)     67   (2,404)
                                                      ------  ------   ------
Financing Activities
Change In Deposits                                     2,204   3,522    1,148
Change in Federal Funds Purchased and Securities
 Sold Under Repurchase Agreements                        592  (2,196)   2,431
Change in Other Borrowed Funds                           259    (376)  (1,104)
Proceeds from the Issuance of Trust
 Preferred Securities                                    400     600        -
Proceeds from the Issuance of Long-Term Debt              25     100      203
Repayments of Long-Term Debt                             (48)    (16)     (16)
Redemption and Repurchases of Preferred
 Stock                                                  (115)      -        -
Issuance of Common Stock                                 278     410       87
Treasury Stock Acquired                               (1,224) (1,332)    (180)
Cash Dividends Paid                                     (383)   (338)    (272)
                                                      ------  ------   ------
    Net Cash Provided by Financing Activities          1,988     374    2,297
                                                      ------  ------   ------
Effect of Exchange Rate Changes on Cash                   74     (32)      (5)
                                                      ------  ------   ------
Change in Cash and Due From Banks                       (263)  1,321    1,808
Cash and Due from Banks at Beginning of Year           6,032   4,711    2,903
                                                      ------  ------   ------
Cash and Due from Banks at End of Year                $5,769  $6,032   $4,711
                                                      ======  ======   ======
Supplemental Disclosure of Cash Flow Information
Cash Paid During the Year for:
    Interest                                          $1,701  $1,634   $1,825
    Income Taxes                                         381     628      338
Noncash Investing Activity (Primarily
 Foreclosure of Real Estate)                              10      53       58
Reclassification of Assets to Securities
 Available-for-Sale                                        -       -    1,599

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1.  Summary of Significant Accounting and Reporting Policies

The Company provides a complete range of banking and other financial services to corporations and individuals worldwide through its business sectors: Trust, and Securities and Cash Processing; Retail Banking; Corporate Banking; and Other.

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

Securities - Debt and equity securities classified as available-for-sale are carried at fair value, except for those equity securities whose fair value cannot be readily determined. These securities are carried at cost. Equity investments of less than a majority but at least 20% ownership are accounted for by the equity method and classified as other assets. For securities carried at fair value the after-tax effect of net unrealized gains and losses is reported as a separate component of shareholders' equity.

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

     The portion of the allowance for loan losses allocated to nonaccrual commercial loans over $1 million (impaired loans) is measured by the difference between their recorded value and fair value. Fair value is either the present value of the expected future cash flows from borrowers, the market value of the loan, or the fair value of the collateral.

Nonperforming Assets - Commercial loans are placed on nonaccrual status when collateral is insufficient and principal or interest is past due 90 days or more, or when there is reasonable doubt that interest or principal will be collected. Accrued interest is usually reversed when a loan is placed on nonaccrual status. Interest payments received on nonaccrual loans may be recognized as income or applied to principal depending upon management's judgment. Nonaccrual loans are not restored to accruing status until principal and interest are current or they become fully collateralized. Consumer loans are not classified as nonperforming assets, but are charged off and interest accrued is suspended based upon an established delinquency schedule determined by product. Real estate acquired in satisfaction of loans is carried in other assets at the lower of the recorded investment in the property or fair value minus estimated costs to sell.

Derivative Financial Instruments - Derivative contracts, such as futures, forwards, swaps, options, and similar products used in trading activities, are recorded at market value; gains and losses are included in other noninterest income. Unrealized gains and losses are reported on a gross basis in trading account assets and other borrowed funds, after taking into consideration master netting agreements.

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

     Mark-to-Market Accounting - This method relates to derivative contracts linked to balance sheet items recorded at fair value. The fair value changes of balance sheet and derivative items are reported in shareholders' equity on a net-of-tax basis. Interest accruals for derivative contracts are reported as interest income related to balance sheet items. Fair value changes in derivative contracts are recorded in earnings when the linked balance sheet item's fair value changes are recorded in earnings.

Other - Certain prior year information has been reclassified to conform its presentation with the 1997 financial statements.

2.  Acquisitions and Dispositions

In January 1998, the Company acquired International Factors, Ltd., an asset based lender located in England, which included assets of approximately $900 million.

     During 1997, the Company made acquisitions related to its asset based lending and its employee benefit recordkeeping businesses. Also in 1997, the Company acquired the corporate trust businesses of Wells Fargo & Company and Boatmen's Bancshares as well as those of several smaller banks. In addition, the Company acquired certain assets of BondNet, an information technology company. In November 1997, the Company also acquired ESI Securities Company and its affiliate, B-Trade Services. These companies deliver trading services to institutions.

     The Company made acquisitions related to its asset based lending, corporate trust, and unit investment trust businesses in 1996.

     During 1995, the Company acquired the securities lending and custody businesses of BankAmerica and J.P. Morgan, and the corporate trust business of NationsBank. Securities processing revenues in 1995 did not include any revenue related to the J.P. Morgan and BankAmerica acquisitions. On September 1, 1995, the Company purchased The Putnam Trust Company of Greenwich, Connecticut.

     In January 1997, the Company sold approximately $900 million in credit card receivables. In November 1997, the Company sold its remaining credit card operations ($4.4 billion in receivables) and recorded a pre-tax gain on this sale of approximately $177 million. In 1996, the Company sold its AFL-CIO Union Privilege affinity credit card portfolio ($3.4 billion in receivables) for $575 million. The Company recorded a pre-tax gain of $400 million on this transaction.

     In 1997 and 1996, the Company sold portions of its interest in Wing Hang Bank, Ltd. for pre-tax gains of $27 million and $21 million. In 1995, the Company sold its mortgage servicing portfolio, recording a pre-tax gain of $58 million.

     The pro forma effect of the above acquisitions and dispositions is not material.

3.  Securities

The following table sets forth the amortized cost and the fair values of securities at the end of the last two years:

                                               1997
                          --------------------------------------------
                                          Gross Unrealized
In millions               Amortized       ----------------       Fair
                               Cost       Gains     Losses       Value
                          ---------       -----     ------       -----
Securities Held-to-
 Maturity
U.S. Government
 Obligations                 $   25        $  -        $ -      $   25
U.S. Government Agency
 Obligations                    339           3          -         342
Obligations of States and
 Political Subdivisions         372           3          -         375
Emerging Markets                289           -         30         259
Other Debt Securities           102           3          -         105
                             ------        ----        ---      ------
   Total Securities
    Held-to-Maturity          1,127           9         30       1,106
                             ------        ----        ---      ------
Securities
 Available-for-Sale
U.S. Government
 Obligations                  3,654           6          2       3,658
Obligations of States and
 Political Subdivisions         287          16          -         303
Emerging Markets                 22           1          1          22
Other Debt Securities            84           2          -          86
Equity Securities               954         478          -       1,432
                             ------        ----        ---      ------
   Total Securities
    Available-for-Sale        5,001         503          3       5,501
                             ------        ----        ---      ------
   Total Securities          $6,128        $512        $33      $6,607
                             ======        ====        ===      ======

                                                1996
                          --------------------------------------------
                                          Gross Unrealized
In millions               Amortized       ----------------       Fair
                               Cost       Gains     Losses       Value
                          ---------       -----     ------       -----
Securities Held-to-
 Maturity
U.S. Government
 Obligations                 $   11        $  -       $  -      $   11
U.S. Government Agency
 Obligations                    379           -          2         377
Obligations of States and
 Political Subdivisions         377           3          -         380
Emerging Markets                292           -         48         244
Other Debt Securities           111           4          -         115
                             ------        ----       ----      ------
   Total Securities
    Held-to-Maturity          1,170           7         50       1,127
                             ------        ----       ----      ------
Securities
 Available-for-Sale
U.S. Government
 Obligations                  2,868           3         34       2,837
Obligations of States and
 Political Subdivisions         268          12          -         280
Emerging Markets                 22           -          -          22
Other Debt Securities            65           1          -          66
Equity Securities               532         146          -         678
                             ------        ----       ----      ------
   Total Securities
    Available-for-Sale        3,755         162         34       3,883
                             ------        ----       ----      ------
   Total Securities          $4,925        $169       $ 84      $5,010
                             ======        ====       ====      ======

     The amortized cost and fair values of securities at December 31, 1997, by contractual maturity, are as follows:

                                Held-to-Maturity     Available-for-Sale
                              --------------------  -------------------
                              Amortized       Fair  Amortized      Fair
In millions                        Cost      Value       Cost     Value
                              ---------    -------  ---------   -------

Due in One Year or Less          $  403     $  403     $  873    $  870
Due After One Year Through
 Five Years                         160        164      1,693     1,697
Due After Five Years Through
 Ten Years                           56         55      1,011     1,019
Due After Ten Years                 326        299        470       483
Mortgage-Backed Securities          182        185          -         -
Equity Securities                     -          -        954     1,432
                                 ------     ------     ------    ------
Total                            $1,127     $1,106     $5,001    $5,501
                                 ======     ======     ======    ======

     Realized gross gains on the sale of securities available-for-sale were $109 million and $59 million in 1997 and 1996. There were no realized gross losses in 1997 and 1996.

     Assets, including securities sold under repurchase agreements, carried at $3 billion, $2 billion, and $3 billion at December 31, 1997, 1996, and 1995, were pledged for various purposes as required or permitted by law.

4.  Loans

The Company's loan distribution and industry concentrations of credit risk at December 31, 1997 and 1996 are incorporated by reference from "Loans" in the Management's Discussion and Analysis Section of this Report. The Company's retail, community, and regional commercial banking operations in the New York metropolitan area create a significant geographic concentration.

     In the ordinary course of business, the Company and its banking subsidiaries have made loans at prevailing interest rates and terms to directors and executive officers of the Company and to certain entities to which these individuals are related. The aggregate dollar amount of these loans was $767 million, $755 million, and $720 million at December 31, 1997, 1996, and 1995. These loans are primarily with related entities under revolving lines of credit. During 1997 these loans averaged $697 million, and ranged from $620 million to $778 million. All loans were fully performing during this period.

Transactions in the allowance for loan losses are summarized as follows:

-------------------------------------------------------------
In millions                          1997      1996      1995
-------------------------------------------------------------
Balance, January 1                  $ 901    $  756    $  792
  Charge-Offs                        (403)     (580)     (432)
  Recoveries                           49       125        55
                                    -----    ------    ------
    Net Charge-Offs                  (354)     (455)     (377)
  Provision                           280       600       330
  Other (1)                          (186)        -        11
                                    -----    ------    ------
Balance, December 31                $ 641    $  901    $  756
                                    =====    ======    ======

(1) In 1997, $186 million was allocated to credit card loans sold during the year.

     Nonaccrual and reduced rate loans outstanding at December 31, 1997, 1996, and 1995 were $193 million, $213 million, and $225 million. At December 31, 1997, commitments to borrowers whose loans were classified as nonaccrual or reduced rate were not material.

     At December 31, 1997 and 1996, impaired loans aggregated $151 million and $154 million, of which $118 million and $122 million exceeded their fair value by $25 million and $28 million. For 1997 and 1996, the average amount of impaired loans was $149 million and $151 million and interest income recognized on them (limited to cash received) was $1.0 million and $0.4 million.

     Interest income recognized on total nonaccrual and reduced rate loans exceeded reversals by $2 million in 1997, $3 million in 1996, and $2 million in 1995. Interest income would have been increased by $10 million, $11 million, and $19 million if loans on nonaccrual status at December 31, 1997, 1996, and 1995 had been performing for the entire year. At year end, foreign loans on nonperforming status were $34 million in 1997, $38 million in 1996, and $41 million in 1995. Interest income received on foreign nonperforming loans equaled reversals in 1997, 1996, and 1995. If foreign loans on nonaccrual status at December 31, 1997, 1996, and 1995 had been performing for the entire year, interest income would have been increased by $3 million for 1997 and $2 million for 1996 and 1995.

     Other real estate was $15 million, $41 million, and $72 million at December 31, 1997, 1996, and 1995. Writedowns of and expenses related to other real estate included in noninterest expense were $11 million, $1 million, and $5 million in 1997, 1996, and 1995.

5.  Long-Term Debt

The following is a summary of the contractual maturity and sinking fund requirements of long-term debt at December 31, 1997 and totals for 1996:

                                     1997                        1996
             ------------------------------------------------   ------
                        After       After      After
                       1 Year     5 Years   10 Years
              Under   Through     Through    Through
In millions  1 Year   5 Years    10 Years   20 Years    Total    Total
             ------   -------    --------   --------   ------   ------
Fixed            $2      $602        $895       $255   $1,754   $1,756
Variable          -        26          29          -       55       60
                 --      ----        ----       ----   ------   ------
 Total           $2      $628        $924       $255   $1,809   $1,816
                 ==      ====        ====       ====   ======   ======


     Fixed-rate debt at December 31, 1997 had interest rates ranging from 6.50% to 8.50%. The weighted average interest rates on fixed-rate debt at December 31, 1997 and 1996 were 7.59% and 7.60%. The weighted average interest rates on variable-rate debt at December 31, 1997 and 1996 were 6.23% and 6.21%.
Exposure to interest rate movements is reduced by interest rate swap agreements. As a result of these agreements, the effective interest rates differ from those stated.

     In 1996, $114 million of 7.50% convertible subordinated debentures due 2001 converted into 12 million shares of common stock.

6. Guaranteed Preferred Beneficial Interests in the Company's Junior Subordinated Deferrable Interest Debentures

Wholly-owned subsidiaries of the Company ("the Trusts") have issued cumulative Capital Securities ("Capital Securities"). The sole assets of each trust are junior subordinated deferrable interest debentures of the Company, whose maturities and interest rates match the Capital Securities. The Company's obligations under the agreements that relate to the Capital Securities, the Trusts and the debentures constitute a full and unconditional guarantee by the Company of the Trusts' obligations under the Capital Securities.

     The following table sets forth a summary of the Capital Securities issued by the Company:

Dollars in millions

   Capital                  Interest      Assets      Due     Call    Call
   Securities      Issue      Rate        of Trust    Date    Date    Price
-------------      -----    --------      --------    ----    ----    -----
BNY Institutional
 Capital Trust A    $300       7.78%        $309      2026    2006    103.89%

BNY Capital I        300       7.97          309      2026    2006    103.99

BNY Capital II       400       7.80          412      2027*   2002    Par

*The Company has the option to shorten or extend the maturity to 2012 and 2046, respectively.

7.  Shareholders' Equity

In December 1997, the Company redeemed its 8.60% cumulative preferred stock.

     At December 31, 1997, 5.7 million warrants expiring in 1998 (exercise price $15.50 per share) to purchase 22.6 million shares of the Company's common stock were outstanding. During 1997, warrant holders converted 2.7 million warrants into 10.9 million common shares, providing the Company with $169 million in capital.

     At December 31, 1997, the Company had reserved for issuance 42 million common shares pursuant to the terms of securities and employee benefit plans.

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

     In 1997, the Company bought back 28.8 million shares of its common stock at a cost of $1.2 billion. The Company plans to buy back through the end of 1998 up to 16.1 million additional shares. On January 2, 1998 the Company bought back 9.1 million of its common shares through an accelerated share repurchase program.

     The Company has calculated earnings per share ("EPS") based on a new accounting pronouncement. The presentation of "primary" and "fully diluted" EPS is replaced with "basic" and "diluted" EPS. The effect of the new accounting pronouncement is not material.

     The following table illustrates the computations of basic and diluted EPS for the years 1997, 1996, and 1995:


 In millions, except per share amounts             1997      1996      1995
                                                  ------    ------    ------

 Net Income                                       $1,104    $1,020    $  914
 Preferred Stock Dividends                            (9)      (10)      (10)
                                                  ------    ------    ------
 Net Income Available
   to Common Shareholders                          1,095     1,010       904

 Interest on Convertible
   Debentures, Net of Tax                              -         2         7
                                                  ------    ------    ------
 Diluted Net Income                               $1,095    $1,012    $  911
                                                  ======    ======    ======

 Basic Weighted Average
   Shares Outstanding                                380       388       385

 Shares Issued on Conversion:
  Debentures                                           -         7        18
  Warrants                                            17        21        11
  Employee Stock Options                               7         6         4
                                                  ------    ------    ------
 Diluted Weighted Average
   Shares Outstanding                                404       422       418
                                                  ======    ======    ======

Basic earnings per share                          $ 2.88    $ 2.60    $ 2.35
Diluted earnings per share                        $ 2.71    $ 2.40    $ 2.18

8.  Income Taxes

Income taxes included in the consolidated statements of income consist of the following:

                     1997                   1996                   1995
In         ---------------------- ---------------------- ----------------------
millions   Current Deferred Total Current Deferred Total Current Deferred Total
           ------- -------- ----- ------- -------- ----- ------- -------- -----
Federal      $298    $203    $501   $433    $ 52    $485   $255    $168    $423
Foreign        48       -      48     19       -      19     13       -      13
State and
  Local        67      53     120     84      46     130     55      77     132
             ----    ----    ----   ----    ----    ----   ----    ----    ----
Income Taxes $413    $256    $669   $536    $ 98    $634   $323    $245    $568
             ====    ====    ====   ====    ====    ====   ====    ====    ====


     The components of income before taxes for the computation of taxes are as follows:
----------------------------------------------
In millions             1997      1996    1995
----------------------------------------------
Domestic              $1,673    $1,548  $1,390
Foreign                  165       108      92
                      ------    ------  ------
Income Before Taxes   $1,838    $1,656  $1,482
                      ======    ======  ======


     The Company's net deferred tax liability (included in accrued taxes) at December 31 consisted of the following:
------------------------------------------------------------
In millions                       1997       1996      1995
------------------------------------------------------------

Lease Financings                $1,400     $1,170    $1,028
Depreciation and Amortization      220        227       308
Credit Losses on Loans            (351)      (389)     (321)
Other Assets                       (80)       (46)      (32)
Other Liabilities                  332        212       234
                                ------     ------    ------

Net Deferred Tax Liability      $1,521     $1,174    $1,217
                                ======     ======    ======

     The Company has not recorded a valuation allowance because it expects to realize all of its deferred tax assets.

     A reconciliation of the statutory federal income tax rate to the Company's effective income tax rate is shown in the following table:

                                  1997        1996        1995
                                  ----        ----        ----

Federal Rate                      35.0%       35.0%       35.0%
Tax-Exempt Interest               (0.6)       (0.7)       (1.0)
Foreign Operations                (0.7)       (0.5)       (1.1)
State and Local Income
 Taxes, Net of Federal
 Income Tax Benefit                4.0         4.8         5.4
Nondeductible Expenses             0.9         0.9         1.0
Leveraged Lease Portfolio         (0.2)       (0.2)       (0.2)
Preferred Securities              (1.2)       (0.1)          -
Other                             (0.8)       (0.9)       (0.8)
                                 -----       -----       -----
Effective Rate                    36.4%       38.3%       38.3%
                                 =====       =====       =====

9.  Employee Benefit Plans

In 1996, for both pension and postretirement plans, the Company elected to change the measurement date for plan assets and liabilities from December 31 to September 30. This change did not have a material effect on benefit expense.

Pension Plans
-------------
The Company has defined benefit retirement plans covering substantially all full-time employees. The Company's Employee Stock Ownership Plan (ESOP) may provide additional benefits. The Company's funding policy is to contribute annually an amount necessary to satisfy the Internal Revenue Service's funding standards.

     The following table presents the income (expense) components included in net pension income:

  In millions                                     1997    1996    1995
                                                  ----    ----    ----
  Service Cost - Benefits Earned                  $(18)   $(18)   $(13)
  Interest Cost on Projected Benefit Obligation    (27)    (26)    (23)
  Actual Return on Plan Assets                     260      74     177
  Net Amortization and Deferral                   (177)      -    (112)
                                                  ----    ----    ----
  Net Pension Income                              $ 38    $ 30    $ 29
                                                  ====    ====    ====

     The expected long-term rate of return on plan assets used in computing pension income was 10.8% in 1997 and 10.0% in both 1996 and 1995.


     The following table sets forth the retirement plans' funded status:


  Dollars in millions                       December 31,        1997     1996
                                                                ----     ----
  Present Value of Accumulated Benefit Obligation, Including
    Vested Benefits of $341 in 1997 and $304 in 1996          $  348     $322
                                                              ======     ====

  Present Value of Projected Benefit Obligation               $  351     $342
  Plan Assets at Fair Value, Primarily Short-Term
    Investments, Fixed-Income and Equity Securities            1,027      788
                                                              ------     ----
  Excess of Plan Assets over the
    Projected Benefit Obligation                                 676      446
  Unrecognized Prior Service Cost                                (16)     (19)
  Unrecognized Net Gain from Past Differences and
    Effects of Changes in Assumptions                           (243)     (45)
  Unrecognized Net Asset Being Amortized over 16.2 Years         (16)     (18)
                                                              ------     ----
  Prepaid Pension Cost Included in Other Assets               $  401     $364
                                                              ======     ====
  Assumptions Used in Computing the Benefit Obligation:

  Weighted Average Discount Rate                                7.75%    8.25%
  Rate of Increase in Future Compensation Level                 4.25     4.25

Other Postretirement Benefits
-----------------------------
The Company provides health care and life insurance benefits for certain
retired employees.    The assumed health care cost trend rate used in
determining benefit expense for 1997 is 8%, decreasing to 5% in 2005 and thereafter. A change of one percentage point in this rate for each year would change the benefit obligation by 9% and the benefit expense by 7%.

     The cost of these benefits consisted of the following components:

In millions                                      1997       1996       1995
                                                 ----       ----       ----
Service Cost - Benefits Earned                   $  1       $  2       $  2
Accumulated Benefit Obligation:
  Interest                                          9          9         10
  Amortization                                      4          4          4
                                                 ----       ----       ----
Total                                            $ 14       $ 15       $ 16
                                                 ====       ====       ====


     The following table sets forth the funded status of the Company's other postretirement benefit obligation:

In millions                              December 31,     1997     1996
                                                          ----     ----
   Accumulated Postretirement Benefit Obligation:
     Retirees                                             $ 78     $ 74
     Fully Eligible Active Plan Participants                20       19
     Other Active Plan Participants                         22       21
                                                          ----     ----
   Total Obligation                                        120      114

   Plan Assets at Fair Value                                13        3
                                                          ----     ----
   Accumulated Postretirement Benefit Obligation
     in Excess of Plan Assets                              107      111
   Unrecognized Net Gain from Past Differences
     and Effects of Changes in Assumptions                  21       28
   Unrecognized Net Liability Being Amortized
     over 20 Years                                         (94)    (101)
                                                          ----     ----
   Accrued Postretirement Benefit
     Obligation Included in Other Liabilities             $ 34     $ 38
                                                          ====     ====

     The assumed discount rates used in determining the accumulated benefit obligation were 7.75% and 8.25% in 1997 and 1996.

10.  Company Financial Information

The Company's condensed financial statements are as follows:

Balance Sheets

In millions          December 31,                   1997        1996
--------------------------------------------------------------------
Assets
Cash and Due from Banks                          $     4      $    2
Securities                                            20          19
Loans                                                323         402
Investment in and Advances to Subsidiaries
 Banks                                             6,436       5,758
 Other                                             3,187       2,177
                                                 -------      ------
                                                   9,623       7,935
                                                 -------      ------
Other Assets                                          51          58
                                                 -------      ------
  Total Assets                                   $10,021      $8,416
                                                 =======      ======
Liabilities and Shareholders' Equity
Other Borrowed Funds                             $   882       $ 510
Due to Non-Bank Subsidiaries                       1,170         205
Other Liabilities                                    155         160
Long-Term Debt                                     2,812       2,414
                                                 -------      ------
  Total Liabilities                                5,019       3,289
                                                 -------      ------
Shareholders' Equity*
 Preferred                                             1         112
 Common                                            5,001       5,015
                                                 -------      ------
Total Liabilities and Shareholders' Equity       $10,021      $8,416
                                                 =======      ======

*See Consolidated Statements of Changes in Shareholders' Equity.

Statements of Income

In millions    For the years ended December 31,         1997     1996     1995
------------------------------------------------------------------------------
Operating Income
Dividends from Subsidiaries
   Banks                                              $   76   $  545     $300
   Other                                                 550      500        -
Interest from Subsidiaries
   Banks                                                  85       86       92
   Other                                                  13        9       17
Other                                                     17       45      126
                                                      ------   ------     ----
  Total                                                  741    1,185      535
                                                      ------   ------     ----
Operating Expenses
Interest (including $23 in 1997, $14 in
  1996, and $1 in 1995 to Non-Bank Subsidiaries)         248      170      168
Other                                                     19       17       34
                                                      ------   ------     ----
  Total                                                  267      187      202
                                                      ------   ------     ----
Income Before Income Taxes and Equity in
 Undistributed Earnings of Subsidiaries                  474      998      333

Income Tax Expense (Benefit)                             (88)     (44)      11
                                                      ------   ------     ----
Income Before Equity in Undistributed
 Earnings of Subsidiaries                                562    1,042      322
                                                      ------   ------     ----
Equity in Undistributed Earnings of Subsidiaries
 Banks                                                   698      149      396
 Other                                                  (156)    (171)     196
                                                      ------   ------     ----
  Total                                                  542      (22)     592
                                                      ------   ------     ----
Net Income                                            $1,104   $1,020     $914
                                                      ======   ======     ====

Statements of Cash Flows

In millions       For the years ended December 31,     1997     1996     1995
-----------------------------------------------------------------------------
Operating Activities
Net Income                                           $1,104   $1,020    $ 914
Adjustments to Determine Net Cash Attributable to
 Operating Activities:
  Amortization                                            5        6        7
  Equity in Undistributed Earnings
   of Subsidiaries                                     (542)      22     (590)
  Securities Gains                                        2       (4)     (95)
  Change in Interest Receivable                         (10)       1       (1)
  Change in Interest Payable                              4       (1)      (3)
  Change in Taxes Payable                               (33)     (23)      13
  Other, Net                                             23       19        5
                                                     ------   ------    -----
   Net Cash Provided by Operating Activities            553    1,040      250
                                                     ------   ------    -----
Investing Activities
Purchases of Securities                                 (14)     (15)    (277)
Sales of Securities                                       -        -      492
Maturities of Securities                                 17       12        9
Change in Loans                                          79      (82)    (123)
Acquisition of, Investment in, and Advances to
  Subsidiaries                                         (925)    (501)    (466)
Other, Net                                                1      (11)       -
                                                     ------   ------    -----
   Net Cash Used by Investing Activities               (842)    (597)    (365)
                                                     ------   ------    -----
Financing Activities
Change in Other Borrowed Funds                          372     (138)     221
Proceeds from the Issuance of Long-Term Debt            412      716      203
Repayments of Long-Term Debt                            (17)     (17)     (16)
Change in Advances from Subsidiaries                    968      254       76
Redemption and Repurchases of Preferred
  Stock                                                (115)       -        -
Issuance of Common Stock                                278      410       87
Treasury Stock Acquired                              (1,224)  (1,332)    (180)
Cash Dividends Paid                                    (383)    (338)    (272)
                                                     ------   ------    -----
   Net Cash Provided (Used) by Financing Activities     291     (445)     119
                                                     ------   ------    -----
Change in Cash and Due from Banks                         2       (2)       4
Cash and Due from Banks at Beginning of Year              2        4        -
                                                     ------   ------    -----
Cash and Due from Banks at End of Year               $    4   $    2    $   4
                                                     ======   ======    =====
Supplemental Disclosure of Cash Flow Information
Cash Paid During the Year for:
   Interest                                          $  244   $  178    $ 171
   Income Taxes                                         333      587      306


     In 1995, the Company contributed $361 million of available-for-sale securities to a subsidiary. A loss of $1 million in 1997 and gains of $16 million and $64 million in 1996 and 1995 were recorded.

     The Bank of New York (the "Bank"), the Company's primary banking subsidiary is subject to dividend limitations under the Federal Reserve Act and state banking laws. Under these statutes, prior regulatory approval is required for dividends in any year that would exceed the Bank's net profits for such year combined with retained net profits for the prior two years. The Bank is also prohibited from paying a dividend in an amount greater than "undivided profits then on hand" less "bad debts" (generally loans six months or more past due).

     Under the first of these limitations, in 1998 the Bank could declare dividends of $839 million plus net profits earned in 1998. The Bank is not restrained from paying dividends under the second limitation.

     In addition to these statutory tests, the Bank's primary federal regulator, the Federal Reserve Board could prohibit a dividend if it determines that the payment would constitute an unsafe or unsound banking practice. The Federal Reserve Board has indicated that, generally, dividends should be paid by a bank only to the extent of earnings from continuing operations.

     Quantitative measures established by regulation to ensure capital adequacy require the maintenance of minimum amounts and ratios of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined).

     As of December 31, 1997 and 1996, capital ratios for the Company and the Bank were categorized as well capitalized as set forth in the table below.

                     December 31, 1997          December 31, 1996
                   ----------------------     ---------------------     Well
                                                                    Capitalized
                      Company     Bank          Company     Bank     Guidelines
                      -------    -----          -------     ----    -----------

Tier I                  7.92%    7.70%            8.34%    7.03%         6%
Total Capital          11.97    10.38            12.78    10.26         10
Leverage                7.59     7.42             8.70     6.89          5
Tangible Common
 Equity                 6.47     7.57             6.99     6.68


     The Federal Reserve Act limits and requires collateral for extensions of credit by the Company's banks to the Company and certain of its non-bank affiliates; also, there are restrictions on the amounts of investments by such banks in stock and other securities of the Company and such affiliates, and restrictions on the acceptance of their securities as collateral for loans by such banks. Extensions of credit by the banks to each of the Company and such affiliates are limited to 10% of such bank's regulatory capital, and in the aggregate for the Company and all such affiliates to 20%.

     The subsidiary banks of the Company are required to maintain reserve balances with Federal Reserve Banks under the Federal Reserve Act and Regulation D. Required balances averaged $535 million and $783 million for the years 1997 and 1996.

11.  Other Noninterest Income and Expense

Other noninterest income includes equity in earnings of unconsolidated subsidiaries of $36 million, $46 million, and $62 million in 1997, 1996, and 1995. In 1997, other noninterest income includes a pre-tax gain of approximately $177 million on the sale of the Company's credit card operations. In 1996, other noninterest income includes a $400 million pre-tax gain on the sale of the Company's AFL-CIO Union Privilege affinity credit card portfolio. Other noninterest expense also includes deposit insurance premiums of $3 million, $2 million, and $32 million in 1997, 1996, and 1995 and amortization of intangibles of $105 million in 1997 and 1996, and $74 million in 1995.

12.  Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments (i.e., monetary assets and liabilities) are determined under different accounting methods-see
Note 1. The following disclosure discusses these instruments on a uniform basis - fair value. However, active markets do not exist for a significant portion of these instruments, principally loans and commitments. As a result, fair value determinations require significant subjective judgments regarding future cash flows. Other judgments would result in different fair values. Among the assumptions used by the Company are discount rates ranging principally from 6% to 8% at December 31, 1997 and 6% to 9% at December 31, 1996. The fair value information supplements the basic financial statements and other traditional financial data presented throughout this Report.


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

     The carrying amount and estimated fair value of the Company's financial instruments are as follows:

December 31,                          1997                    1996
                              --------------------    --------------------
                              Carrying        Fair    Carrying        Fair
In millions                     Amount       Value      Amount       Value
                              --------       -----    --------     -------

Assets
Securities                     $ 6,794     $ 6,856     $ 5,206     $ 5,224
Trading Assets                   2,616       2,616       1,547       1,547
Loans and Commitments           31,894      32,054      33,917      34,178
Derivatives Used for ALM            73         (38)         81         (27)
Other Financial Assets          11,041      11,041       8,250       8,250
                               -------     -------     -------     -------
  Total Financial Assets        52,418     $52,529      49,001     $49,172
                                           =======                 =======
Non-Financial Assets             7,543                   6,764
                               -------                 -------
Total Assets                   $59,961                 $55,765
                               =======                 =======
Liabilities
Noninterest-Bearing Deposits   $12,561     $12,561     $11,812     $11,812
Interest-Bearing Deposits       28,796      28,825      27,531      27,538
Borrowings                       5,430       5,434       4,569       4,570
Long-Term Debt                   1,809       1,878       1,816       1,832
Trading Liabilities              1,713       1,713       1,437       1,437
Derivatives Used for ALM            41         (91)         42         (69)
                               -------     -------     -------     -------
  Total Financial Liabilities   50,350     $50,320      47,207     $47,120
                                           =======                 =======
Non-Financial Liabilities        3,609                   2,831
                               -------                 -------
Total Liabilities              $53,959                 $50,038
                               =======                 =======


     Commitments and contingent items reduced the fair value of loans and commitments by $14 million in 1997 and 1996.

     The table below summarizes the carrying amount of the financial instruments and the related notional amount and estimated fair value (unrealized gain/loss) of ALM interest rate swaps that were linked to these items:

In millions
                               ALM Interest
                                Rate Swaps
                               ------------

                       Carrying  Notional  Unrealized
                         Amount    Amount  Gain (Loss)
                       --------  --------  ----  ----
At December 31, 1997
--------------------
Loans                    $2,219    $2,219   $ 9  $(47)
Deposits                  1,826     1,826    57    (3)
Borrowings                  329       329     4    (1)
Long-Term Debt              925       925    36    (2)


At December 31, 1996
--------------------
Loans                    $1,610    $1,610   $ -  $(27)
Deposits                  1,930     1,930    68    (1)
Borrowings                  250       250     3     -
Long-Term Debt              925       925    15   (16)



     The following table illustrates the notional amount, remaining contracts outstanding, and weighted average rates for ALM interest rate contracts:

                                             Remaining Contracts Outstanding
                                                     at December 31,
                                 Total    ------------------------------------
Dollars in millions            12/31/97    1998    1999    2000    2001   2002
------------------------------------------------------------------------------
Receive Fixed Interest Rate Swaps:
  Notional Amount                $2,710  $2,710  $1,427  $1,180  $  842  $ 782
  Weighted Average Rate            6.73%   6.73%   7.20%   7.27%   7.06%  7.05%
Pay Fixed Interest Rate Swaps:
  Notional Amount                $2,484  $2,484  $1,916  $1,447  $1,143  $ 803
  Weighted Average Rate            6.71%   6.71%   6.66%   6.67%   6.70%  6.69%

Basis Interest Rate Swaps:
  Notional Amount                $  105  $  105  $   60  $    -  $    -  $   -

Forward LIBOR Rate (1)             5.97%   6.07%   6.17%   6.23%   6.29%  6.34%

(1) The forward LIBOR rate shown above reflects the implied forward yield curve for that index at December 31, 1997. However, actual repricings for ALM interest rate swaps are generally based on 3 month LIBOR.


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

     The Company uses receive fixed and pay fixed interest rate swaps, futures contracts, and forward rate agreements to convert fixed rate loans, deposits, and long-term debt to floating rates. Basis swaps are used to convert various variable rate borrowings to LIBOR which better matches the assets funded by the borrowings.

     The Company uses forward foreign exchange contracts to protect the value of its investments in foreign subsidiaries. The after-tax effects are shown in the cumulative translation adjustment included in shareholders' equity. At December 31, 1997 and 1996, $246 million and $228 million in notional amount of foreign exchange contracts, with fair values of $0.8 million and $0.4 million, hedged corresponding amounts of foreign investments. These foreign exchange contracts had a maturity of less than two months at December 31, 1997.

     There were no deferred net gains on ALM derivative financial instruments at December 31, 1997 and 1996.

     Net interest income increased by $8 million in 1997 and 1996, and $17 million in 1995 as a result of ALM derivative financial instruments.

     A discussion of the credit, market, and liquidity risks inherent in financial instruments is presented under "Liquidity", "Market Risk Management", "Trading Activities and Risk Management", and "Asset/Liability Management" in the unaudited Management's Discussion and Analysis Section of this Report and Note 15 to the Consolidated Financial Statements.

13.  Trading Activities

The following table shows the fair value of the Company's financial instruments that are held for trading purposes:

In millions                     1997                         1996
                        Assets      Liabilities       Assets      Liabilities
                    -------------  -------------  -------------  -------------
Trading Account     12/31 Average  12/31 Average  12/31 Average  12/31 Average
---------------     ----------------------------  ----------------------------
Interest Rate
Contracts:
 Futures and
 Forward Contracts $    8  $    4 $    -   $   -  $   2    $  5 $    1    $  1
 Swaps                204      95    206      94     99     128    115     129
 Written Options        -       -     53       1      -       -      6       6
 Purchased Options     44      32      -       -      5       5      -       -

Foreign Exchange
Contracts:
 Swaps                  -       -      -       -      3       4      1       3
 Written Options        -       -    783     936      -       -    642     166
 Purchased Options    645     909      -       -    645     185      -       -
 Commitments to
  Purchase and Sell
  Foreign Exchange    649     831    653     827    615     359    590     380
Debt Securities     1,002     332     18      15     73     193     82     117
Other Securities       64     118      -       -    105     103      -       -
                   ------  ------ ------   -----  -----    ---- ------    ----
Total Trading
Account            $2,616  $2,321 $1,713  $1,873 $1,547    $982 $1,437    $802
                   ======  ====== ======  ====== ======    ==== ======    ====

     Other noninterest income included the following income related to trading activities:

In millions
-------------------------------------------------------------------------------
                                  1997             1996             1995
                                  ----             ----             ----
Foreign Exchange                  $109              $57              $42
Interest Rate Contracts              9                7               11
Debt and Other Securities            7                3                7
                                  ----              ---              ---
                                  $125              $67              $60
                                  ====              ===              ===

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

14.  Foreign Operations

The Company's foreign activities consist of banking, trust, and processing services provided to customers domiciled outside of the United States, principally in Europe and Asia. The following financial information concerning such activities reflects direct attributions and charges for funds employed, based upon average costs of interest-bearing funds:


In millions                             1997
                       ---------------------------------------
                                  Income
                                  Before
                         Total    Income        Net      Total
                       Revenue     Taxes     Income     Assets
                       -------    ------     ------    -------
Europe                  $  424    $   35     $   22    $ 3,554
Asia                       311        81         51      3,614
Other Foreign              341        53         34      4,487
Domestic                 4,621     1,669        997     48,306
                        ------    ------     ------    -------
  Total                 $5,697    $1,838     $1,104    $59,961
                        ======    ======     ======    =======


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
                        ======    ======     ======    =======


                                        1995
                       ---------------------------------------
                                  Income
                                  Before
                         Total    Income        Net      Total
                       Revenue     Taxes     Income     Assets
                       -------    ------     ------    -------
Europe                  $  148    $   11     $    6    $ 1,918
Asia                       226        73         41      2,913
Other Foreign              252        21         12      2,842
Domestic                 4,696     1,377        855     46,047
                        ------    ------       ----    -------
  Total                 $5,322    $1,482     $  914    $53,720
                        ======    ======     ======    =======

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

     A summary of the notional amount of the Company's off-balance-sheet credit transactions, net of participations, at December 31, 1997 and 1996 follows:

Off-Balance-Sheet Credit Risks

In millions                                    1997             1996
------------------------------                 ----             ----
Commercial Lending Commitments              $38,254          $31,604
Credit Card Commitments                           -           14,998
Standby Letters of Credit                     6,056            4,664
Commercial Letters of Credit                  1,945            1,711
Securities Lending Indemnifications          41,041           23,881

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

     Standby letters of credit principally support corporate obligations and include $0.4 billion and $1.3 billion that were collateralized with cash and securities at December 31, 1997 and 1996. At December 31, 1997 and 1996, securities lending indemnifications were secured by collateral of $41.0 billion and $23.9 billion. At December 31, 1997, approximately $2.6 billion of the standbys will expire within one year, and the balance between one to five years.

     At December 31, 1997, approximately $27.9 billion of interest rate contracts will mature within one year, $29.1 billion between one and five years, and the balance after five years. At December 31, 1997, approximately $141.3 billion of foreign exchange contracts will mature within one year and $0.9 billion between one and five years. There were no derivative financial instruments on nonperforming status at year end 1997.

     Use of derivative financial instruments involves reliance on counterparties. Failure of a counterparty to honor its obligation under a derivative contract is a risk the Company assumes whenever it engages in a derivative contract.

     A summary of the notional amount and credit exposure of the Company's derivative financial instruments at December 31, 1997 and 1996 follows:

Derivative Financial Instruments
                                        Notional Amount     Credit Exposure

In millions                               1997     1996     1997       1996
                                          ----     ----     ----       ----
Interest Rate Contracts:
    Futures and Forward Contracts      $ 5,173  $ 6,451   $    -     $    1
    Swaps                               12,751    9,318      143        180
    Written Options                     22,113    7,056        -          -
    Purchased Options                   21,486    6,693       77          6

Foreign Exchange Contracts:
    Swaps                                   69      126        4          3
    Written Options                     45,493   28,551        -          -
    Purchased Options                   45,646   28,581      546        154
    Commitments to Purchase and Sell
      Foreign Exchange                  50,996   44,269      866        893
                                                          ------     ------
                                                           1,636      1,237
Effect of Master Netting Agreement                          (312)      (328)
                                                          ------     ------
Total Credit Exposure                                     $1,324     $  909
                                                          ======     ======

     Net rent expense for premises and equipment was $92 million in 1997, $91 million in 1996, and $94 million in 1995.

     At December 31, 1997, the Company and its subsidiaries were obligated under various noncancelable lease agreements, certain of which provide for additional rents based upon real estate taxes, insurance, and maintenance and for various renewal options. The minimum rental commitments under noncancelable operating leases for premises and equipment having a term of more than one year from December 31, 1997 are as follows:

---------------------------------------------------------------------------
           Year ending December 31,        In millions
---------------------------------------------------------------------------

           1998                                 $ 76
           1999                                   64
           2000                                   53
           2001                                   46
           2002                                   40
           Subsequent to 2002                    182
                                                ----
           Total Minimum Lease Payments         $461
                                                ====

     In the ordinary course of business, there are various claims pending against the Company and its subsidiaries. In the opinion of management, liabilities arising from such claims, if any, would not have a material effect upon the Company's consolidated financial statements.


16.  Stock Option Plans

The Company's stock option plans (the Option Plans) provide for the issuance of stock options at fair market value at the date of grant to officers and employees of the Company and its subsidiaries. Under the Company's 1993 Plan, options to acquire common stock may be granted in amounts that do not generally exceed, on a cumulative basis, 1% of the outstanding shares of common stock per year. Generally, each option granted under the Option Plans is exercisable between one and ten years from the date of grant.

     The Company accounts for its Option Plans under Accounting Principles Board Opinion 25. As a result, compensation cost is not recorded.
If compensation
cost for these plans had been based on fair value, net income would have been reduced by $22 million in 1997, $9 million in 1996, and $7 million in 1995. Also, diluted earnings per share would have been reduced by 5 cents per share in 1997, and 2 cents per share in 1996 and 1995.

     The assumptions used in determining the impact of accounting for the Option Plans at fair value for 1997 are as follows: dividend yield of 3%; expected volatility of 22%; risk free interest rate of 6.24%; and expected option lives of 5 years.

     A summary of the status of the Company's Option Plans as of December 31, 1997, 1996, and 1995, and changes during the years ending on those dates is presented below:


                      1997                   1996                   1995
-------------------------------------------------------------------------------
                         Weighted               Weighted               Weighted
                         -Average               -Average               -Average
                         Exercise               Exercise               Exercise
Options           Shares    Price       Shares     Price       Shares     Price
-------------------------------------------------------------------------------

Outstanding
 at beginning
 of year      12,469,214   $14.23   12,701,360    $11.87   13,433,492    $11.04
Granted        3,653,750    34.59    2,592,700     22.57    2,618,608     14.30
Exercised     (3,673,310)   12.43   (2,802,402)    11.23   (3,259,324)    10.38
Canceled        (118,436)   33.80      (22,444)    18.83      (91,416)    13.25
              ----------            ----------             ----------
Outstanding
 at end
 of year      12,331,218    20.61   12,469,214     14.23   12,701,360     11.87
              ==========            ==========             ==========

Options
 exercisable
 at year-end   7,885,326    14.66    8,901,526     11.86    9,186,618     11.07
Weighted-
 average fair
 value of
 options granted
 during the year   $7.42                 $5.24                  $4.44


The following table summarizes information about stock options outstanding at December 31, 1997:

                          Options Outstanding             Options Exercisable
                  ------------------------------------   ----------------------
                                   Weighted
                                   -Average   Weighted                 Weighted
                    Number        Remaining   -Average        Number   -Average
   Range of       Outstanding   Contractual   Exercise   Exercisable   Exercise
Exercise Prices   at 12/31/97          Life      Price   at 12/31/97      Price
---------------   -----------   -----------   --------   -----------   --------
  $ 5 to 7            473,544     3.2 years     $ 6.67       473,544     $ 6.67
    8 to 11         1,457,287     2.9             9.81     1,457,287       9.81
   13 to 15         4,694,570     6.1            13.93     4,182,638      13.91
   22 to 30         2,164,717     8.0            22.57     1,771,857      22.57
   34 to 48         3,541,100     9.0            34.59             -          -
                  -----------                            -----------
    5 to 48        12,331,218     6.8            20.61     7,885,326      14.66
                  ===========                            ===========

Report of Independent Auditors


To the Board of Directors and Shareholders of The Bank of New York Company, Inc.
New York, New York

     We have audited the accompanying consolidated balance sheet of The Bank of New York Company, Inc. and subsidiaries (the "Company") as of December 31, 1997 and 1996, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the two years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The financial statements of the Company for the year ended December 31, 1995 were audited by other auditors whose report dated February 26, 1996, expressed an unqualified opinion on those statements.

     We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Bank of New York Company, Inc. and subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.




                                          \s\ Ernst & Young LLP

New York, New York
January 30, 1998

Management's Discussion and Analysis of the Company's Financial Condition and Results of Operations
------------------------------------------------------------------------------
SUMMARY OF RESULTS

For 1997, The Bank of New York Company, Inc. (the "Company") reported record net income of $1,104 million or a record $2.71 per diluted share, compared with $1,020 million or $2.40 per diluted share in 1996 and $914 million or $2.18 per diluted share in 1995. Diluted earnings per share have been restated to include the effect of employee stock options. These reduced earnings per share by 5 cents for 1997.

     In 1997, revenues from the Company's securities processing business grew 21% in 1997 to $790 million. This reflects strong internal growth of 16%, with increases in all businesses. ADRs, stock transfer, corporate trust, and mutual funds were particularly strong. Fees from cash processing were up 14% in 1997 to $239 million. Trust and investment management continued its strong performance in 1997 with fees growing 12% over last year to $181 million reflecting new business and generally strong markets. In 1997, net interest income on a taxable equivalent basis totaled $1,890 million compared with $1,999 million in the prior year. The decline is primarily attributable to the sale of the credit card operations and the stock buyback program, partially offset by growth in corporate lending. The provision for loan losses decreased to $280 million from $600 million due largely to the sale of credit card receivables. Operating expenses continued to remain under good control.

     In 1997, return on average common equity was a record 22.13% compared with 19.98% in 1996 and 19.42% in 1995, while return on average assets was 1.86% compared with 1.90% in 1996 and 1.72% in 1995.

  Tangible diluted earnings per share (earnings before the amortization of goodwill and intangibles) were $2.91 per share in 1997 compared with $2.59 per share in 1996. Tangible return on average assets was 2.04% in 1997 and 2.10% in 1996; and tangible return on average common equity was 31.78% in 1997 compared with 27.94% in 1996.

     In 1996, revenues from the Company's securities processing business grew 59% for the full year to $655 million. This significant increase reflected strong internal growth as well as the acquisition of the corporate trust business of NationsBank and the custody businesses of BankAmerica and J.P. Morgan. All areas of securities processing contributed to an internal growth rate of 14% with ADRs, corporate trust, and government securities clearance particularly strong. Fees from cash processing were up 9% for the year to $206 million. Trust and investment management fees grew 18% over the prior year to $161 million. In 1996, net interest income on a taxable equivalent basis declined to $1,999 million reflecting the sale of the $3.4 billion AFL-CIO Union Privilege affinity credit card portfolio. The provision for loan losses increased to $600 million in 1996 from $330 million in 1995 due largely to a deterioration in the Company's credit card portfolio. Operating expenses were strictly controlled.

     In 1995, net interest income, the net interest rate spread, and net yield on interest-earning assets reached record levels. Loan demand was strong in 1995, particularly in corporate lending across the United States, and in all of the Special Industries lending areas. Revenues from the Company's securities processing business grew 14% in 1995. All areas of securities processing increased, led by ADRs, corporate trust, and master trust. Cash processing fees grew 11% over the previous year led by increases in funds transfer and trade finance revenues.

NET INTEREST INCOME

Dollars in millions                           1997          1996         1995
                                              ----          ----         ----
Net Interest Income on a Taxable
 Equivalent Basis                           $1,890        $1,999       $2,068
Net Interest Rate Spread                      2.88%         3.37%        3.41%
Net Yield on Interest-Earning Assets          3.89          4.35         4.53

For 1997, net interest income on a taxable equivalent basis amounted to $1,890 million compared with $1,999 million in 1996. Average loans were $36.6 billion in 1997 compared with $36.7 billion in 1996. Year end 1997 loans were $34.5 billion down from $36.1 billion in 1996 reflecting the sale of $5.3 billion in credit card receivables partially offset by increased corporate lending. The net interest rate spread and yield were 2.88% and 3.89% in 1997 compared with 3.37% and 4.35% in 1996. These declines are primarily due to the sale of the credit card portfolio. The decline in the yield also reflects the financing of the stock buyback program.

     On a taxable equivalent basis, net interest income was $1,999 million in 1996. Average loans grew to $36.7 billion in 1996 up from $35.4 billion in 1995. Year end 1996 loans were $36.1 billion down from $36.9 billion in 1995 reflecting the sale of $3.4 billion of credit card receivables in the second quarter of 1996. The net interest rate spread and yield were 3.37% and 4.35% in 1996 compared with 3.41% and 4.53% in 1995. These declines were primarily attributable to the sale of credit card receivables partially offset by the expiration of promotional rates on credit cards, and the repricing of certain segments of the credit card portfolio. The decline in the net yield also reflected the financing of the stock buyback program.

     Net interest income on a taxable equivalent basis increased 17% in 1995 to $2,068 million. Continuing growth in the loan portfolio and wider interest rate spreads contributed to the increase during 1995. Average loans grew 11% to $35.4 billion in 1995. Managed credit card outstandings were up 13% to $8.7 billion. Other loan growth was attributable to strong demand in corporate lending across the United States and in all of the Special Industries lending areas. The increase in the yield also reflected an increase in the volume of interest-free sources of funds by $813 million (a portion attributable to compensating balances in lieu of servicing fees), and higher returns on these funds.

     Interest income would have been increased by $10 million, $11 million, $19 million if loans on nonaccrual status at December 31, 1997, 1996, and 1995 had been performing for the entire year.

NONINTEREST INCOME

Noninterest income is provided by a wide range of fiduciary and processing services, other fee-based services, and trading activities. Revenues from these activities were $2,137 million in 1997, compared with $2,130 million in 1996 and $1,491 million in 1995.

     Securities processing fees were $790 million, $655 million, and $411 million in 1997, 1996, and 1995. Internal growth in all areas and acquisitions contributed to the significant increase in revenue in 1997. Cash processing fees, principally funds transfer, deposit services, and trade finance, were $239 million in 1997, $209 million in 1996, and $189 million in 1995. Funds transfer fees were ahead a strong 17% and cash management fees were up by 15%, while revenues from the trade finance business were up by 9% from 1996. Trust and investment management fees were $181 million in 1997, $161 million in 1996, and $136 million in 1995. Service charges and fees were $354 million in 1997, compared with $421 million in 1996 and $423 million in 1995. For further discussion of fee revenue see Sector Profitability.

     Securities gains totaled $136 million, $97 million, and $115 million in 1997, 1996, and 1995, including gains on equity securities of $132 million in 1997, $87 million in 1996 and $97 million in 1995.

     Other noninterest income was $437 million in 1997, $587 million in 1996, and $217 million in 1995. In 1997 and 1996, other noninterest income included pre-tax gains on the sale of credit card portfolios of $177 million and $400 million. Profits from foreign exchange and other trading activities were $125 million, $67 million, and $60 million in 1997, 1996, and 1995. Other non-interest income also includes pre-tax gains of $27 million in 1997 and $21 million in 1996 related to the sale of portions of the Company's interest in Wing Hang Bank, Ltd. A gain of $58 million on the sale of the Company's mortgage servicing portfolio was recorded in 1995.

NONINTEREST EXPENSE AND INCOME TAXES

Total noninterest expense was $1,874 million in 1997, $1,835 million in 1996, and $1,708 million in 1995. Expenses in 1997 were affected by acquisitions of securities processing and asset based lending businesses and the sale of the credit card business. Salaries and employee benefits increased 5% to $1,066 million in 1997. Net occupancy and furniture and fixture expenses increased by a combined $1 million to $261 million. Other expenses fell by 3% in 1997 to $547 million.

     Noninterest expense for 1997 includes $18 million, approximately 3 cents per share, related to making computer systems Year 2000 compliant. The Company plans to have all applications compliant and certified for Year 2000 processing by December 1998. Wholesale systems with 10 million lines of application code are currently in the final stages of compliance. As of December 31, 1997, over 60% of all application code has been renovated. The projected costs for 1998 and 1999 are $64 million with a majority to be spent in 1998. The Company has also initiated discussions with its significant suppliers and customers to attempt to obtain assurance that they have appropriate plans to be Year 2000 compliant where their systems interact with the Company. While the Company believes at this time that its efforts are adequate to address its Year 2000 concerns, it cannot predict whether its suppliers and customers will be successful in becoming Year 2000 compliant.

     Total noninterest expense increased 7% in 1996 compared with 1995, principally due to salary and other expenses related to acquisitions of securities processing businesses from J.P. Morgan, BankAmerica, and NationsBank as well as the acquisition of the Putnam Trust Company. In 1995, expenses related to the settlement of litigation with Northeast Bancorp were $15 million. Net occupancy and furniture and fixture expenses fell by a combined $2 million to $260 million in 1996. Salaries and employee benefits increased 11% in 1996.

     Deposit insurance premiums were $3 million in 1997 compared with $2 million and $32 million in 1996 and 1995. The FDIC substantially reduced the assessment rate for deposit insurance premiums in 1996.

     The efficiency ratio was 50.2% in 1997 compared with 50.5% in 1996 and 50.0% in 1995. The efficiency ratios exclude the gains on the sale of the credit card portfolios in 1997 and 1996, and the settlement with Northeast Bancorp and the gain on the sale of the ARCS mortgage servicing in 1995.

     The Company's consolidated effective tax rates for 1997, 1996, and 1995 were 36.4%, 38.3%, and 38.3%. The 1997 rate decreased due to larger deductions for trust preferred securities in addition to the reduced impact of state and local taxes. The 1996 rate reflects higher taxes on foreign operations offset by the reduced impact of state and local taxes.

LIQUIDITY

The Company maintains its liquidity through the management of its assets and liabilities, utilizing worldwide financial markets. The diversification of liabilities reflects the flexibility of the Company's funding sources under changing market conditions. Stable core deposits, including demand, retail time, and trust deposits from processing businesses, are generated through the Company's diversified network and managed with the use of trend studies and deposit pricing. The use of derivative products such as interest rate swaps and financial futures enhances liquidity through the issue of long-term liabilities with limited exposure to interest rate risk. Liquidity also results from the maintenance of a portfolio of assets which can be easily reduced and the monitoring of unfunded loan commitments, thereby reducing unanticipated funding requirements.

     Average savings, time, and noninterest-bearing deposits declined slightly by $309 million in 1997. Medium-term notes declined $699 million and foreign deposits increased by $2.7 billion. The increase in foreign deposits primarily relates to the Company's European based securities processing business. More volatile sources of interest-bearing deposits and borrowings increased by $174 million.

     In 1997, the Company's average commercial paper borrowings were $602 million compared with $605 million in 1996. The Company has backup lines of credit of $350 million at financial institutions supporting these borrowings.

     The following comments relate to the information disclosed in the Consolidated Statements of Cash Flows.

     Cash flows from earnings and other operating activities were $0.8 billion in 1997, compared with $0.9 billion and $1.9 billion in 1996 and 1995. In 1997 cash flow from operations declined slightly as increased use of cash for trading activities was offset by changes in accruals and other. The decrease in 1996 compared with 1995 is primarily attributable to changes in accruals and other.

     In 1997, cash used by investing activities was $3.2 billion. This reflects additions to commercial loans, securities and federal funds sold and securities purchased under resale agreements, which was partially offset by the sale of credit card loans. In 1996, cash provided by investing activities was $0.1 billion, reflecting the sale of credit card loans which was offset by additions to loans, securities and interest-bearing deposits. The 1995 cash flows used by investing activities were $2.4 billion, reflecting additions to loans and securities partially offset by a decline in federal funds sold and securities purchased under resale agreements.

     Cash provided by financing activities was $2.0 billion, $0.4 billion, and $2.3 billion in 1997, 1996, and 1995 as the Company used deposits to finance its investing activities. In 1997 and 1996, financing activities used cash to buy back the Company's common shares, and provided cash through the issuance of trust preferred securities. Federal funds purchased and securities sold under repurchase agreements were a source of funds in 1997 and 1995 and a use of funds in 1996.

     Restrictions on the ability of the Company to obtain funds from its subsidiaries are discussed in Note 10 to the Consolidated Financial Statements.

CAPITAL RESOURCES

Shareholders' equity was $5,002 million at December 31, 1997, compared with $5,127 million at December 31, 1996 and $5,232 million at December 31, 1995. In January and October 1997, the Company increased its quarterly common stock dividend to 24 cents per share and 26 cents per share, respectively, up 30% from the beginning of 1996. During 1997, the Company retained $721 million of earnings and issued $400 million of trust preferred securities. Warrant holders converted 3 million warrants into 11 million common shares, providing $169 million in capital. In addition, 29 million common shares were repurchased for $1.2 billion and $111 million of preferred stock was redeemed. In 1998, the Company plans to buy back 16 million shares.

     In 1996, the Company retained $682 million of earnings and issued $600 million of trust preferred securities and $100 million of subordinated debt. Warrant holders converted 5 million warrants into 21 million common shares, providing $325 million in capital, and $114 million of subordinated debentures converted into common stock. In addition, 48 million common shares were repurchased for $1.3 billion.

     In 1995, the Company retained $642 million of earnings and issued $200 million of subordinated debt. Subordinated debentures totaling $136 million were converted to common stock. Also, 9 million common shares were repurchased.

     The Company has filed shelf registration statements for up to $1.2 billion of debt and preferred stock (including convertible preferred stock) and $500 million of trust preferred securities.

PROVISION AND ALLOWANCE FOR LOAN LOSSES

The provision for loan losses was $280 million in 1997, compared with $600 million in 1996 and $330 million in 1995. The decrease in the provision compared with 1996 is primarily due to the sale of credit card receivables. The increase in the provision in 1996 principally related to a higher level of anticipated losses on certain Consumers Edge(registered trademark) credit card accounts opened in 1995, and on the credit card portfolio generally. In 1997, the Company continued to experience improvement in the asset quality of business loans as nonperforming loans declined.

     Net charge-offs were $354 million in 1997, $455 million in 1996, and $377 million in 1995. In 1997, 1996, and 1995, net charge-offs were primarily attributable to credit card loans. The total allowance for loan losses was $641 million and $901 million at year-end 1997 and 1996. The $260 million decrease in the allowance for loan losses in 1997 is mainly attributable to the sale of credit card receivables. The ratio of the total allowance for loan losses to year-end loans was 1.82% and 2.44% at December 31, 1997 and 1996.

MARKET RISK MANAGEMENT

Market risk is the risk of loss due to adverse changes in the financial markets. Market risk arises from derivative financial instruments, such as futures, forwards, swaps and options, and other financial instruments, such as loans, securities, deposits and other borrowings. The market risks are primarily interest rate and foreign exchange risk, as well as credit risk.

     The Company's risk management process begins with oversight by the Board of Directors, who periodically review risk management policies and controls and approves aggregate levels of risk. The Company's market risk governance structure includes two committees comprised of senior executives who review market risk activities, risk measurement methodologies, and risk limits, approve new products, and provide direction for the Company's market risk profile. The Asset/Liability Management Committee oversees the market risk management process for interest rate risk related to asset/liability management activities. The Treasury Risk Management Committee oversees the market risk management process for trading activities. Both committees are supported by a comprehensive risk management process that is designed to identify, measure, and manage market risk.

TRADING ACTIVITIES AND RISK MANAGEMENT

The Company expanded its offering of interest rate risk management products in 1997 as a result of agreements it entered into with Susquehanna Trading, a firm with significant expertise in options. In 1996, the Company entered into an agreement with Susquehanna Trading related to foreign exchange risk management products. Activity related to Susquehanna Trading and expansion of the Company's securities processing businesses are the primary reasons for the increase in the notional amounts and trading account balances for foreign exchange and interest rate option contracts and commitments to purchase and sell foreign exchange in 1997.

     The Company does not maintain large open trading positions, but enters into value priced transactions that can be hedged through offsetting positions. These positions present basis and correlation risk that are managed through rebalancing the offsetting positions.

     The Company manages trading risk through a system of position limits, a value at risk (VAR) methodology, stop loss advisory triggers, and other market sensitivity measures. Risk is monitored and reported to senior management by an independent unit on a daily basis. The VAR methodology captures, based on certain assumptions, the potential overnight pre-tax dollar loss from adverse changes in fair values of all trading positions. The calculation assumes a one day holding period for most instruments, utilizes a 95% confidence level, and incorporates the non-linear characteristics of options.

     The following table indicates the calculated VAR amounts for the trading portfolio for the year ending December 31, 1997:

($ in millions)                   1997

Market Risk           Average   Minimum   Maximum   12/31/97
                      ---------------------------   --------

Interest Rate            $2.1      $0.4      $8.9       $2.4
Foreign Exchange          1.3       0.5       2.8        1.2
Overall Portfolio         3.4       1.4       9.7        3.6


ASSET/LIABILITY MANAGEMENT

The Company's activities other than trading include lending, investing in securities, accepting deposits, raising money as needed to fund assets, and processing securities and other transactions. The market risks that arises from these activities are interest rate risk, and to a lesser degree foreign exchange risk. The Company's primary market risk exposure is to movements in U.S. dollar interest rates. Exposure to movements in foreign currency interest rates also exists, but at a significantly lower level. The Company actively manages interest-rate sensitivity (the exposure of net interest income to interest rate movements). In addition to gap analysis, the Company uses earnings simulation and discounted cash flow models to identify interest rate exposures.

     An earnings simulation model is the primary tool used to assess changes in pre-tax net interest income. The model incorporates management's assumptions regarding interest rates, balance changes on core deposits, and changes in prepayment behavior of loans. These assumptions have been developed through a combination of historical analysis and future expected pricing behavior. Derivative financial instruments used for asset/liability management purposes are also included in this model.

     The Company evaluates the effects on earnings of alternate interest rate scenarios against earnings. A base line, high and low rate scenario are considered to model interest rate sensitivity. Interest rate scenarios are obtained from an independent third party. The base line scenario for January 1998 assumes rates remain flat until the third quarter of 1998 and then begin to decline. The high rate scenario converges with the base line scenario for the first four months of the forecast and then increases an average of 57 basis points over the base line scenario. The low rate scenario assumes that average
rates decline 129 basis points under the base line scenario.   Additionally,
200 basis point shock scenarios are reviewed to examine the impact of large interest rate movements. Interest rate sensitivity is quantified by calculating the change in pre-tax net interest income between the three scenarios over a 12 month measurement period. Net interest income as calculated by the earnings simulation model under the base line scenario becomes the standard. The measurement ofinterest rate sensitivity is the percentage change in net interest income calculated by the model under high rate versus base line scenario and under low rate versus base line scenario. These scenarios do not include the strategies that management could employ as rate expectations change.

     The Company's policy limit for fluctuations in pre-tax net interest income resulting from either the high rate or low rate scenario under the earnings simulation model is 6%. Based on the January 1998 outlook, if interest rates were to rise to follow the high rate scenario, then net interest income would be positively affected by 0.53%. If interest rates were to follow the low rate scenario, then net interest income would be negatively affected by 2.52% (assuming management took no actions). Assuming a 200 basis point decline in interest rates over the next twelve months net interest income would be negatively affected by 1.85% from the base line scenario.

     To manage foreign exchange risk, the Company funds foreign currency-denominated assets with liability instruments denominated in the same currency. The Company utilizes various foreign exchange contracts if a liability denominated in the same currency is not available or desired, and to minimize the earnings impact of translation gains or losses created by investments in over-seas markets. The foreign exchange risk related to the interest rate spread on foreign currency-denominated asset/liability positions is managed as part of the Company's trading activities. The Company uses forward foreign exchange contracts to protect the value of its net investment in foreign operations. At December 31, 1997 net investments in foreign operations approximated $214 million and were spread across 11 foreign currencies.

     The Company's equity investments of $1.8 billion at December 31, 1997 primarily consisted of venture capital investments, equity positions from debts previously contracted, equity positions in other financial institutions, and minority interests in various subsidiaries. The majority of these long-term investments are of a long-term strategic nature and accordingly the Company does not view fluctuations in the market prices of these securities as having a material impact on the Company's operations. Changes in prices for marketable equity securities are reflected in the Statement of Changes in Shareholders' Equity. All equity investments are evaluated on a regular basis for permanent impairment.


SECTOR PROFITABILITY

The Company has an internal information system used for management purposes that produces sector performance data for Trust, and Securities and Cash Processing, Retail Banking, Corporate Banking, and Other Sectors. A set of measurement principles has been developed to help ensure that reported results of the sectors track their economic performance. Sector results are subject to restatement whenever improvements are made in the measurement principles or organizational changes are made. Prior year results have been restated to reflect the transfer of leasing operations from the Other Sector to the Corporate Banking Sector. Changes were also made in the allocation of equity to sectors and in the allocation of revenue related to deposit services.

     Net interest income is computed on a taxable equivalent basis. Support and other indirect expenses are allocated to sectors based on general guidelines. The provision for loan losses is based on net charge-offs incurred by each sector. Assets and liabilities are match funded.

     The Trust, and Securities and Cash Processing Sector provides a broad array of fee based services. Trust includes personal trust and investment management. Securities processing includes services to both institutional
issuers and investors.   Cash processing products primarily relate to funds
transfer, deposit services and trade finance. The Retail Banking Sector includes consumer lending, residential mortgage lending, and retail deposit services. The Retail Banking Sector ceased credit card lending during 1997. The Corporate Banking Sector is divided into Special Industries Banking, U.S. Commercial Banking, regional commercial banking, international banking, leasing and asset based lending. The Other Sector includes trading and investing activities, treasury services to other sectors, general administration, and the difference between the recorded provision for loan losses and that allocated to the other sectors.

     The sectors contributed to the Company's profitability as follows:

                        Trust, and
                       Securities and                             Corporate
                       Cash Processing      Retail Banking         Banking
                    ------------------   ------------------  -----------------
In millions          1997   1996  1995   1997   1996   1995  1997  1996   1995
------------------------------------------------------------------------------
Net Interest
  Income on a
  Taxable
  Equivalent Basis  $ 319 $  252  $232  $ 824 $1,097 $1,164  $709  $604   $597

Provision for Loan
  Losses                -      1     1    280    452    290    75     1     62

Noninterest Income  1,303  1,093   800    176    221    212   267   270    276

Noninterest Expense   951    802   607    501    639    689   237   226    238
                    ----------------------------------------------------------
Income before Taxes $ 671 $  542  $424  $ 219 $  227  $ 397  $664  $647   $573
                     =========================================================

                           Other                   Total
                      -----------------     ------------------
In millions           1997   1996  1995     1997   1996   1995
                      ----------------------------------------
Net Interest Income
  on a Taxable
  Equivalent Basis    $ 38   $ 46  $ 75   $1,890 $1,999 $2,068

Provision for Loan
  Losses               (75)   146   (23)     280    600    330

Noninterest Income     391    546   203    2,137  2,130  1,491

Noninterest Expense    185    168   174    1,874  1,835  1,708
                      ----------------------------------------
Income before Taxes   $319   $278  $127   $1,873 $1,694 $1,521
                      ========================================


     In the Trust, and Securities and Cash Processing Sector, securities processing fees increased 21% over last year to $790 million compared with $655 million in 1996 and $411 million in 1995. Strong internal growth in all areas drove the increase in revenue. Internally generated growth was 16% led by ADRs, stock transfer, corporate trust, and mutual funds. In 1997, fee revenues from issuer services, investment company services, and broker/dealer services were $309 million, $268 million, and $213 million. Fees from cash processing increased 14% over last year to $239 million. Fees from trust and investment management grew 12% to $181 million, reflecting new business and generally strong markets.

     In 1996, securities processing fees increased reflecting continued internal growth as well as the acquisition of the corporate trust business of NationsBank and the custody businesses of BankAmerica and J.P. Morgan. Internally generated growth was led by ADRs, corporate trust, and government securities clearance. In 1996, fee revenue from issuer services, investment company services, and broker/dealer services was $223 million, $240 million, and $191 million. Fees from cash processing increased to $209 million. Fees from trust and investment management grew 18% to $161 million, reflecting new business and generally strong markets. The rise in noninterest expense from 1995 was principally due to salary and other expenses related to the acquisitions from J.P. Morgan, BankAmerica, and NationsBank.

     The decrease in net interest income, noninterest income, and noninterest expense in the Retail Banking Sector principally reflects the sale of the Company's credit card business in 1997. The provision for loan losses in the Retail Sector principally reflects credit card charge-offs.

     In 1996, the decrease in net interest income in the Retail Banking Sector reflected the sale of approximately $3.4 billion in credit card receivables in the second quarter of 1996. The decrease in net interest income was also attributable to the decline in value of noninterest bearing sources of funds in a declining rate environment. Lower FDIC insurance premiums contributed to the decline in noninterest expense in the Retail Sector.

     In 1997, net interest income increased in the Corporate Banking Sector due to strong loan growth particularly in the U.S. Commercial Banking and Special Industries Banking Groups. The increase in the provision primarily relates to a large loan to a retailer that became nonperforming in 1997. The decline in noninterest income reflects lower syndication fees, asset based lending commissions, and income from the Company's offshore banking subsidiaries.

     Net interest income increased in the Corporate Banking Sector in 1996. The Special Industries and U.S. Commercial Banking Groups demonstrated growth with average outstandings increasing 8% from 1995. The decrease in the provision reflects a net recovery primarily due to the settlement with the Republics of Croatia and Slovenia related to Yugoslavian debt. Income from the Company's offshore banking subsidiaries was lower in 1996 compared with 1995.

     The Other Sector reflects the difference between the total provision for loan losses and that charged off by the sectors. Included in noninterest income for 1997 was a pre-tax gain of $177 million on the sale of the Company's remaining credit card operations. Trading revenues grew 52% in 1997, while securities gains increased by 40%.

     Included in noninterest income for 1996 was a pre-tax gain of $400 million on the sale of credit card loans. Securities gains and foreign exchange and other trading activities decreased $10 million from 1995.

     Noninterest income for 1997 includes pre-tax gains of $27 million in 1997 and $21 million in 1996 on the sale of portions of the Company's interest in Wing Hang Bank.


NONPERFORMING ASSETS

Nonperforming assets declined by 18% to $208 million at December 31, 1997. The decrease in nonperforming assets during 1997 is attributable to charge-offs and writedowns of $93 million and paydowns, sales, and returns to accrual status of $173 million. The decrease was partially offset by $220 million of loans placed on nonperforming status.

     The following table shows the distribution of nonperforming assets at December 31, 1997 and 1996:

Dollars in millions                     1997        1996       Change
                                     -----------------------------------
Category of Loans:
Commercial Real Estate                $   35      $   20           75%
Other Commercial                          65          90          (28)
Foreign                                   34          38          (11)
Community Banking                         59          65           (9)
                                        ----        ----
    Total Nonperforming Loans            193         213           (9)
Other Real Estate                         15          41          (63)
                                        ----        ----
    Total Nonperforming Assets        $  208      $  254          (18)
                                        ====        ====
Nonperforming Asset Ratio                0.6%        0.7%
Allowance/Nonperforming Loans          331.4       423.7
Allowance/Nonperforming Assets         307.2       355.3

LOANS

The following table shows the Company's loan distribution at the end of each of the last five years:

                                      1997     1996     1995     1994     1993
In millions                           ----     ----     ----     ----     ----

Domestic
  Commercial and Industrial Loans* $14,429  $12,844  $12,025  $11,149  $ 9,781
  Real Estate Loans
    Construction and Land
     Development                       208      139      118      125      160
    Other, Principally Commercial
     Mortgages                       2,669    2,645    2,741    2,743    2,626
    Collateralized by Residential
     Properties                      3,618    3,380    3,229    3,036    3,203
  Banks and Other Financial
   Institutions                      1,899    1,650    1,953    1,289    1,893
   Loans for Purchasing or Carrying
  Securities                         3,479    3,695    3,068    2,339    2,275
  Lease Financings                   1,953    1,688    1,503    1,308    1,038
  Credit Card                            -    5,414    8,727    7,475    5,024
  Other Consumer Loans                 670      716      718      765      972
  Other                                341      249      235       74       97
                                   -------  -------  -------  -------  -------
      Total Domestic                29,266   32,420   34,317   30,303   27,069
                                   -------  -------  -------  -------  -------
Foreign
  Commercial and Industrial Loans 3,325 2,594 1,906 1,605 1,775 Banks and Other Financial
  Institutions                       1,756    1,060      828      672      810
  Government and Official
   Institutions                        110      414      227      212      565
  Other                              2,585    1,996    1,383    1,161    1,188
                                   -------  -------  -------  -------  -------
      Total Foreign                  7,776    6,064    4,344    3,650    4,338
                                   -------  -------  -------  -------  -------
      Total Loans                   37,042   38,484   38,661   33,953   31,407
Less: Unearned Income                1,915    1,478      974      870      837
      Allowance for Loan Losses        641      901      756      792      970
                                   -------  -------  -------  -------  -------
       Net Loans                   $34,486  $36,105  $36,931  $32,291  $29,600
                                   =======  =======  =======  =======  =======

 * The commercial and industrial loan portfolio does not contain any industry concentration which exceeds 10% of loans.

QUARTERLY DATA                                 UNAUDITED


                                  1997                         1996
                      ---------------------------- ---------------------------
Dollars in millions, Fourth Third Second First Fourth Third Second First except per share amounts

Interest Income        $ 839  $ 921   $ 912  $ 887  $ 883  $ 856  $ 913  $ 932

Interest Expense         439    435     431    399    393    389    422    419
                       -----  -----   -----  -----  -----  -----  -----  -----
Net Interest Income      400    486     481    488    490    467    491    513
                       -----  -----   -----  -----  -----  -----  -----  -----

Provision for Loan
 Losses                  100     60      60     60     45     40    425     90

Noninterest Income       689    504     489    455    441    432    842    415

Noninterest Expense      491    473     465    446    480    455    456    443
                       -----  -----   -----  -----  -----  -----  -----  -----
Income Before
 Income Taxes            498    457     445    437    406    404    452    395

Income Taxes             181    165     162    160    154    155    174    152

Distribution on Trust
  Preferred Securities    19     19      14     12      2      -      -      -
                       -----  -----   -----  -----  -----  -----  -----  -----
Net Income             $ 298  $ 273   $ 269  $ 265  $ 250  $ 249  $ 278  $ 243
                       =====  =====   =====  =====  =====  =====  =====  =====
Net Income
 Available to
 Common Shareholders   $ 296  $ 270   $ 266  $ 263  $ 247  $ 246  $ 276  $ 241
                       =====  =====   =====  =====  =====  =====  =====  =====
Per Common Share Data:
  Basic Earnings       $0.79  $0.72   $0.70  $0.68  $0.64  $0.64  $0.71  $0.61

  Diluted Earnings      0.75   0.68    0.66   0.64   0.60   0.59   0.65   0.56

  Cash Dividends        0.26   0.24    0.24   0.24   0.22   0.22   0.20   0.20

  Stock Price
    High               58.50  49.13   47.88  42.00  35.88  30.13  26.94  27.31

    Low                46.00  44.31   33.88  33.13  29.00  24.56  23.31  22.00

Ratios:
  Return on Average
   Common
   Shareholders'
   Equity              23.73% 22.06%  21.84% 20.90% 19.48% 19.63% 21.97% 18.86%

  Return on Average
   Assets               1.95   1.81    1.83   1.86   1.84   1.92   2.05   1.79

                The Businesses of The Bank of New York


                SECURITIES SERVICING AND CASH PROCESSING
                ----------------------------------------

"Solutions for Issuers and Investors Worldwide"

     The Bank of New York is one of the largest global processors of securities, offering the widest range of services in the industry. Our success in this business is the result of our technological capabilities and a strategic focus on delivering efficient and effective information management tools for our clients. In short, we provide solutions for issuers and investors worldwide.

     We continue to enhance these businesses by investing the resources to improve our competitive edge.

     INFORM is a new, on-line client reporting system that provides a common platform for customers and internal Bank users to retrieve information using web browser technology. The system provides clients with the increased processing power and performance to support their investment activities.

     Our latest release of BNY Compliance(service mark), an on-line product, allows users to continuously monitor portfolios for common elements of investment risk.

     We established Global BuyDIRECT(service mark), a direct purchase and sale plan for investors in depositary receipts of non-U.S. companies.

     We also launched MoneyFunds DIRECT(service mark), designed for institutional clients that allows automatic daily investment of residual cash balances through a variety of established money market mutual funds.

     Our Securities Information Warehouse provides a common repository for pricing and information details on over one million security issues that we hold on behalf of our customers. The level of securities information available to our customers is unmatched in the industry.

     The continuous and highly disciplined investments that we have made over the years in technology gave us the size and flexibility to work effectively with our clients to develop these solutions, and others, for investors and issuers worldwide.

     Our securities servicing businesses are presented through nine product lines within the broader categories of: Issuer Services, including American depositary receipts, corporate trust and stock transfer; Investment Company Services which includes custody and the related securities lending activities; and Broker/Dealer services, including government securities clearance, unit investment trust and mutual funds custody. Record keeping and reporting are common functions to each of these. Our Cash Processing businesses include funds transfer, trade services and cash management.

     We have become one of the largest global participants in custody and corporate trust and operate these businesses from a single worldwide platform with processing centers in New York, London, Brussels and Singapore.

     We are the number one provider of American depositary receipts, corporate trust and government securities clearance services and a market leader in our remaining businesses, including stock transfer, domestic and global custody, securities lending, unit investment trust and mutual funds custody. We experienced solid internal growth in 1997 in all products.

     We have also grown through acquisitions. In 1997 we acquired the corporate and municipal trust businesses of the former Boatmen s Bancshares from NationsBank, Signet Trust Company, One Valley Bank, First American National Bank, and the former Calcasieu Marine National Bank from Hibernia Corporation. We also completed the purchase of the corporate and municipal bond administration business of Wells Fargo & Company and in a separate transaction purchased their institutional and Taft-Hartley custody business.

     The acquisition of Stanwich Benefits Group, Inc. a premier provider of employee benefit plan services enabled us to expand our 401(k) services and greatly enhanced our VestedChoice(registered trademark) defined contribution plan package. In acquiring the exclusive rights to BondNet's proprietary electronic trading system we are now able to provide automated trade matching and order routing, as well as real time pricing and other market information on fixed income securities. In November we acquired ESI Securities Company and its affiliate B-Trade Services. ESI is a recognized leader in the development of customized trading technology. B-Trade Services furnishes execution and clearing services for Bloomberg Trade Book, an electronic communications network that provides information, pricing data and analytics through its terminals.


ISSUER SERVICES

American Depositary Receipts:

     Depositary receipts enable U.S. investors to invest in dollar-denominated equity and debt securities of foreign companies and government agencies, and provide the issuers of these securities access to the U.S. capital markets.

     Growth in this business has been very strong, driven by the increased
globalization of the capital markets.   Trading volume of listed depositary
receipts has been growing at a compound annual rate of 22% since 1990. The dollar value of that volume however grew 53% in 1997. Trading volume on U.S. exchanges reached a record 15 billion depositary receipts in 1997, valued at $555 billion.

     We continue to lead the industry, establishing 165 sponsored programs for companies in 43 countries in 1997, 67% of all new public sponsored depositary receipt programs. During the year, we were appointed for a majority of the privatizations, new listings and capital raising issues. We now issue depositary receipts for more than 1,100 non-U.S. companies in 59 countries, representing 59% of total sponsored programs. Fees increased over 40% in 1997.

     We believe that growth prospects in this business are excellent. For example, approximately one-half of the companies in the major indices of the United Kingdom, France and Germany do not yet have an ADR program. We also expect a continuation of privatization transactions as governments sell state owned enterprises.

     In 1997 we introduced Global BuyDIRECT(service mark), a direct purchase and sale plan that enables existing and first time investors to invest in foreign companies through depositary receipts. Our leadership positions in the depositary receipt market and in the stock transfer business combined with our technological expertise produced a product with reduced brokerage fees and a variety of plan benefits that opens this market to many more investors.

Corporate Trust:

     As corporate trustee, the Bank provides registrar, custodial, escrow and paying agent services to corporate and government issuers of debt securities. Supported by eight regional service centers in the U.S. as well as in London and Singapore, our technological capabilities in corporate trust enable us to serve any customer needs.

     Our corporate trust services include eight businesses providing a highly balanced platform for growth: Asset-backed finance - Mortgage-backed finance - International finance - Bankruptcy administration - Corporate finance - Municipal finance - Derivative products - Escrow services

     We are one of the largest corporate trust providers in the world and a leading supplier of corporate trustee services in the United States with clients in all 50 states. We service more than 60,000 issues with over $600 billion in principal amount outstanding. The number of issues increased 50% in 1997 while the principal amount grew 20%.

     We continue to focus aggressively on building our international business as well and have expanded our corporate trust capabilities into Europe and Asia. During the fourth quarter we were appointed common depositary by Euroclear and Cedel. As a result, in January 1998, we implemented comprehensive common depositary services for eurobonds, euro medium-term notes, euro commercial paper, global depositary receipts and all other types of Euroclear/Cedel-eligible debt.

     Our strong relationships with investment banking companies, coupled with issuers wanting one agent for both debt and equity services, will continue to drive our corporate trust growth. We maintained a leading position in 1997 having been awarded more than 2,000 corporate and municipal issues representing $185 billion in new securities.

     During 1997, several specialized product areas including mortgage-backed, asset-backed and international services grew by more than 20% and we announced the acquisition of five portfolios, described earlier, that added approximately 3,500 new clients to the Bank s customer base. Overall fees grew 29% for the year.

Stock Transfer:

     As stock transfer agent, we provide shareholder record keeping, dividend paying and reinvestment, proxy tabulation, and exchange services to corporate issuers of equity securities.

     Demand for individual record keeping services is increasing with numerous spin-offs creating new public equities. Mergers and corporate actions such as stock splits have added to the overall activity. Also, many companies that had performed these services in-house are turning to outsourcing. Add-on services such as stock option plans, dividend reinvestment plans, employee stock purchase plans, odd-lot buybacks, tenders, and exchange offers have expanded and diversified our revenue stream.

     Quality of service rather than pricing has become the key driver of
revenue growth in stock transfer.   We are the only transfer agent with three
investor relations phone centers. We have the largest mailing operation in the stock transfer industry. We expanded and improved our Interactive Voice Response system in 1997, making it even easier for shareowners to conduct business at their own convenience. Based upon customer surveys an independent study performed by Group Five, a consulting and financial services research company, ranked the quality of our services number one among the leading stock transfer agents in 1997. This is the third consecutive year that we have achieved this recognition.

     During 1997 our client base grew 12% in the number of companies and 10% in the number of shareholder accounts. We now perform these services for more than 500 companies with over 11 million shareholders. Fees grew 32% in 1997.


INVESTMENT COMPANY SERVICES

     We offer a comprehensive array of services through a worldwide settlement network. Our services include custody, trade settlement, income collection, corporate action processing, proxy management, pricing and performance analysis for securities portfolios. Our reporting systems allow us to tailor information to meet the specific requirements of our customers. In addition, we provide our clients with securities lending, cash management, foreign exchange and credit services.

Custody:

     We are one of the largest custodian banks in the world and serve a variety of customers including insurance companies, central banks, commercial banks, government agencies and asset managers. We provide custody and trustee services to clients with multiple investment portfolios such as public funds, corporate pension funds, Taft-Hartley funds, foundations and endowments. Services for these clients include daily portfolio valuations, enhanced regulatory compliance reporting and on-line portfolio performance analysis.

     Our international network of branches and representative offices enables us to understand the needs of regional markets. We provide tailored reporting services as well as foreign exchange and cash management services in all the major global markets from processing centers in New York, London, Brussels and Singapore.

     In the U.S., we serve our clients from strategic locations across the country. In 1997, BNY Western Trust Company emerged as the largest trust company in the western United States. With locations in Los Angeles, San Francisco and Seattle, BNY Western Trust Company serves corporate trust and custody clients in the institutional, Taft-Hartley and mutual funds areas. We also provide strategic services for mid-west clients from our subsidiary in Chicago, CTC Illinois Trust Company.

     The outsourcing of custody services by asset managers is growing in popularity. We work closely with clients to understand their needs and develop a comprehensive outsourcing solution. In 1997, we provided this service to Gartmore Investment Management in London, the largest ever outsourcing in the United Kingdom to a single custodian.

     We have the largest network of sub-custodians in the world enabling us to serve 84 markets, three of which were added in 1997. Total cross-border assets now exceed $815 billion, an increase of 230% over 1996. Of this total, $141 billion in assets are held for U.S. domestic clients and $674 billion for international clients.

     On a combined basis, internal growth in our custody businesses was strong as we added 190 new clients in 1997 unrelated to acquisitions. At year end, total assets under custody exceeded $3.9 trillion.

Securities Lending:

     In conjunction with its custody businesses, the Bank operates one of the largest securities lending programs in the world. Lending securities that are held in custody, or that are otherwise available to us, increases the yield on customers portfolios by investing the cash collateral exchanged for those securities. Our services include loan solicitation, negotiation of terms, transaction settlement, loan administration, credit analysis of borrowers, and receipt and investment of cash collateral. We operate this business through our offices in New York, London and Hong Kong.


BROKER/DEALER SERVICES

Government Securities Clearance:

     We continue to be the market leader in the clearance of U.S. government and government agency securities as well as in the administration of tri-party repurchase agreements. In the former role, we serve as agent for the movement of securities from the U.S. Treasury and other government agencies to dealers and for the movement of securities among dealers. In tri-party repurchase programs, the Bank acts as an intermediary between dealers and investors, holding the securities in custody until the termination of the repurchase agreement. We provide valuation and segregation services as long as the securities held as collateral are under our custody.

     In 1997 we added a record number of new tri-party contracts and continued to see significant growth in our global collateral management service for international investors. On an average day we cleared over 60,000 transactions representing approximately $600 billion of securities and held $220 billion of tri-party collateral under management. Revenue growth was strong at 10%.

Unit Investment Trust:

     We are the second largest provider of trustee services for unit investment trusts, which are passive securities portfolios created by broker/dealer sponsors. Our role as trustee is to provide portfolio custody, accounting and administration services as well as transfer agency and unit-holder relations services. The equity assets held in unit investment trusts at the Bank have increased over 60% in each of the past two years.

Mutual Funds Custody:

     The Bank is the second largest custodian for the mutual funds industry, providing worldwide custody, portfolio accounting and administration, stock transfer for closed-end funds, and shareholder cash management services. We are a mutual fund specialist and count among our clients more than half of the top twenty management companies. In 1997 we experienced a 21% growth in fund assets under custody reaching over $640 billion. We have offices in Dublin, Ireland and Grand Cayman to serve non-U.S. registered mutual funds which are sold to non-U.S. citizens. We are also a lead provider of credit facilities and other services such as securities lending, foreign exchange and cash management. During 1997 we achieved 23 new fund manager appointments and
increased the number of portfolios by 287.   Fees increased 15%.


CASH PROCESSING

     Our cash processing products serve financial institutions and corporations around the world as well as mid-sized companies and small businesses located in the greater New York metropolitan area.

Funds Transfer:

     This service involves the electronic payment of U.S. dollars within the U.S. and around the world on behalf of our customers for the settlement of financial transactions. On an average day we clear over 100,000 transactions with a dollar volume of $420 billion for domestic and foreign financial institutions, corporations and individuals. Primarily an international business, we interface with financial institutions throughout the world, including our network of over 2,300 correspondent banks.

     Our market share has increased steadily resulting in our becoming the third largest funds transfer bank in the United States.

     Revenues increased 17% in 1997.

Trade Services:

     The Bank provides a broad range of trade services to financial institutions and corporations throughout its global network of branches and representative offices. Our major products are letters of credit, bankers acceptances, reimbursements and government insurance programs. We serve our customers through ten processing centers around the world. Revenues for 1997 were 9% ahead of 1996.

     In 1997 we introduced Trade Workstation(registered trademark) for Windows(registered trademark). This new product enables customers to initiate trade transactions and receive reports in a Windows environment and advances the Bank s trade environment away from paper processing. Confirmation of letters of credit, automated payments and discrepancy resolution make this a leading product in the industry. Innovation will continue in 1998 with the implementation of imaging technology.

Cash Management:

     We offer a full range of cash management services to corporate and institutional customers, primarily in the United States. This business includes the receipt and disbursement of cash along with sophisticated reporting. The Bank's position is particularly strong among companies in the securities, insurance and mutual fund industries. Mid-size companies and small businesses in the New York metropolitan area, and large corporations for which we serve as lead bank, are also important markets for our cash management products.

     We continue to experience strong growth in electronic payment and information reporting. In 1997 we enhanced many of the features of The Bank of New York Office Manager(registered trademark), our Windows(registered trademark) based family of services providing customers with integrated access to the Bank s electronic payment, information reporting, and check imaging services. First introduced in 1996, the subscription rate for this product increased sharply in 1997. Revenues increased 15% for the year.


               TRUST, INVESTMENT MANAGEMENT AND PRIVATE BANKING
               ------------------------------------------------

     The Bank of New York has provided private banking services since it was founded. Today, we offer a broad range of investment management, custody, financial planning, trust and estate settlement, and income tax preparation services, through offices in New York, New Jersey, Connecticut and Florida.
We work with some of the nation s largest institutions and with individuals to manage all aspects of their financial situations.

     We are among the largest bank managers of discretionary assets in the nation. Total assets under management grew 24% in 1997 and now exceed $42 billion, the result of a very successful investment strategy, generally strong stock and bond markets, and an effective new business effort. Overall, fees grew a strong 12%.

Personal Trust Services:

     We are flexible in designing products to meet our customers' needs. During 1997 we introduced three initiatives that draw on our years of trust experience.
     Directed Trust Services - We develop joint marketing initiatives with established money managers whose investment approach is consistent with ours. In this service, we act as trustee for clients, while the outside investment advisor manages the clients' trust assets.
     Charitable Trust Donor Program - We form a partnership with non-profit organizations in order to create, promote and administer charitable trusts for donors to those organizations.
     Agent for Fiduciary - We manage assets and handle the administrative duties for trusts and estates while an individual acts as trustee or executor and retains fiduciary responsibility.

Investment Management:

     We offer a high level of expertise and innovation for individual investors - whether it is in actually managing their assets or in providing custody services. We have expanded our capability to provide customized solutions to individuals and families who have low cost and concentrated stock positions. To help clients in their wealth accumulation years, in 1997 we introduced The Bank of New York Investment Focus Account, an asset allocation service that delivers our expertise to investors with $100,000 or more to invest.

     Tax-Exempt Bond Management - We assist individuals and corporations in maximizing after-tax returns on their municipal bond portfolios. This service is delivered by a dedicated team who combine research, trading and portfolio management to provide better returns by taking advantage of inefficiencies in the tax-exempt bond market.

     Custody Services - We provide self-directed investors with securities safekeeping, prompt and accurate trade execution, a choice of cash management vehicles and on-line access to their account information. Using sophisticated processing and tracking systems we are able to keep clients' assets working for them, thereby enhancing their overall yield.

Private Banking:

     Our domestic and international private banking services provide high net-worth individuals in the U.S. and around the world with a full range of banking services including personal financial planning and customized mortgage products. A key strategy is our focus on expanding existing relationships. For instance, we have private banking groups that address the needs of executives of corporations we serve in our Special Industries and U.S. Commercial Banking areas. In 1997 we introduced CheckInvest, a sweep account linking a checking account to a family of mutual funds, to provide liquidity and favorable returns to depositors with large balances. Private Banking's loan portfolio, driven by a 59% increase in residential mortgage loans, grew to record levels in 1997.

Institutional Investment Management:

    We have developed sophisticated product offerings to assist a broad array of institutional investors in managing portfolio transitions, hedging plan assets and providing cash equitization strategies. The full range of our institutional investment services includes active management for fixed income, equity and balanced accounts, passive investment products, commingled funds for ERISA accounts and short-term money management. Our customers include corporations, public funds, Taft-Hartley clients, foundations and endowments and other domestic and international institutions. Composite results for our equity, fixed income and balanced portfolios all ranked in the top quartile of major performance universes in 1997.

Short-Term Money Management:

     We provide institutional clients with a liquidity management vehicle that maximizes returns on short-term funds on a cost effective basis. We customize this product to meet each client's specific needs. Fees derived from this service rose 19% in 1997.


                             CORPORATE BANKING
                             -----------------

     The Bank of New York provides global financing solutions for domestic and multinational corporations and institutions. We focus on building relationships with companies where we can be a key financial partner. Additionally, as the leader in securities and other processing services we have a unique ability to meet all the needs of our corporate customers with sophisticated products whether in securities servicing, cash processing and management, trade finance or foreign exchange.


MARKET SEGMENT EXPERTISE

Special Industries Banking:

     The Bank of New York is a leading provider of credit and operating services to the following industries: - Media and telecommunications - Securities - Energy and public utilities - Financial institutions - Insurance
- Marine transportation - Real estate - Retailing - Mortgage banking - Government banking

     Our depth of experience and expertise provides added value for our clients and is endorsed by our agent or co-agent position on over 100 credits totaling $94 billion.

     We are a primary lender, arranger and syndicator of bank loans to the media and telecommunications industries. This business continues its strong growth as we experienced our largest transaction volume ever in 1997 underwriting 35 credits as agent totaling nearly $28 billion. Capitalizing on our expanded Section 20 powers in the high yield debt area, we acted as a co-manager for five transactions totaling approximately $2 billion. Three special industry areas experienced very strong growth in average loans during the year with mortgage banking up 24%, securities industry rising 17% and energy up 16%.

US Commercial Banking:

     This unit remains a key focus of the Bank as we pursue a targeted marketing effort to the nation s largest public and private corporations. Credit is an important part of our efforts here and we have developed a diverse portfolio of borrowers. Importantly, these corporations are major existing and future users of all of our securities processing, funds transfer, trade finance, foreign exchange, and cash management services. The establishment of broad ranging and integrated relationships with this pool of customers is essential to our continued overall success. Overall, U.S. commercial banking and special industries loans grew an average of 13% over 1996.

Regional Commercial Banking:

     We offer mid-size commercial banking customers throughout the New York metropolitan area, Connecticut and New Jersey a broad range of sophisticated banking services including traditional lending, asset-based finance, cash management, securities processing, trade finance, leasing and investment banking. Average outstandings grew 6% in 1997.

International Banking:

     The Bank of New York has a network of 30 branches and representative offices in 26 countries in Europe, Asia, Latin America, Australia and the Middle East. In November we opened a representative office in Abu Dhabi, United Arab Emirates. Additionally, we have a network of over 2,300 foreign correspondent banks. This international franchise provides us with a marketing platform for all our processing businesses including American depositary receipts, global custody, securities lending, funds transfer, trade finance and foreign exchange. We continue to benefit from the increased globalization of the capital markets and are well positioned for a continuation of this trend.

Capital Markets:

     BNY Capital Markets, Inc., established in 1996 under Section 20 of the Glass-Steagall Act, provides a wide array of financial services to corporate clients. Services include the structuring and syndication of credit facilities, underwriting and distribution of corporate bonds, private placement of debt securities, merger, acquisition and advisory services. The acquisition of Mendham Capital Group, Inc. in January, 1998 added to our corporate securities capabilities. In 1997 we ranked sixth among major banks in acting as agent or co-agent on credit facilities. We currently act as administrative agent on 196 broadly syndicated loans, of which 45 were new appointments in 1997. In addition, the Company has a Municipal Securities Group which specializes in underwriting and dealing in investment grade tax-exempt securities for both high net worth individuals and institutional investors.

                             ASSET BASED LENDING
                             -------------------

     BNY Financial Corporation is the second largest factor in the U.S. and the largest in Canada and the United Kingdom. In addition to factoring, we provide accounts receivable management and secured lending services. Major customer diversification has been accomplished in this business in recent years. Operating from offices in New York, Boston, Atlanta, Charlotte, Los Angeles, Chicago, Dallas (first quarter 1998), Toronto and Montreal we have achieved a geographic diversification in our client base as well.

     Two key acquisitions in 1997 propelled us to the number one position in the United Kingdom. In July, we purchased UCB Invoice Discounting, Ltd. and UCB Factoring, Ltd., located in Wallington, England, from Compagnie Bancaire SA, Paris. In December, we acquired International Factors, Ltd. a subsidiary of Lloyds TSB, headquartered in Brighton, England. The combination of these two companies provides us an approximate 20% market share in the UK.

     In 1997 we merged The Bank of New York Commercial Corporation, which provided asset-based lending services to mid-size companies, into BNY Financial Corporation. This merger of activities, combined with the acquisitions, caused factoring volume to reach $16.7 billion and asset based lending volume to reach $2.1 billion.

                              RETAIL BANKING
                              --------------

     The Bank of New York is the leading retail bank in the suburban New York area and is a source of stable deposits for the Bank as a whole. Through our extensive branch network, comprising 363 offices serving 22 counties of New York, New Jersey and Connecticut, we offer a broad range of products and services for consumers and small businesses.

"The Bank of New York/The Bank of New Ideas"

     In 1997 our strongest product line continued to be our consumer home equity products. To supplement this continued growth, we introduced the New Edge Line designed specifically for homeowners with smaller amounts of equity in their homes. Our very successful "Prime for Life" EquityLink product provides higher lines of credit to more established homeowners.

     In an effort to reach as many customers and prospects as possible and to provide the convenient banking that consumers demand we introduced both supermarket banking and PC banking in 1997. During the year we opened eight full service supermarket branches in New York and New Jersey with more planned to open in 1998. In all cases, the branches are located near the check-out counters, and each employee is trained to provide the full range of traditional banking services including deposit accounts and loans. Each branch has an ATM and in addition, investment services such as annuities and mutual funds are offered by an unaffiliated investment sales representative. We also introduced The Bank of New York DIRECT24 a new PC banking and bill paying service delivered through the New York Cash Exchange secure ATM network. Both consumers and small businesses can access account information, transfer balances and pay bills through their personal computers. The Bank also provides a 24 hour telephone service for account information and a variety of other transactions including the ability to pay bills by telephone.

     The Bank continues to focus on serving the needs of small business customers. Our centralized lending area works in tandem with our newly formed Small Business Development Team and the Business TeleSales Center to support our increased direct marketing initiatives. In 1997, The TeleSales Center began offering Small Business Administration products in addition to the various loan products available directly from the Bank.

     In 1997, the BNY Investment Centers, a service of Essex National Securities, Inc. and The Annuity Agency of New York, Inc. New Jersey Inc. and Connecticut Inc. increased their sales volume by over 16%. Each center is staffed with licensed investment representatives who offer a wide variety of mutual funds as well as fixed rate and variable annuities. Among their product offerings are the BNY Hamilton Funds.

     BNY Mortgage Company provides financing for one to four family homes, condominiums and cooperative apartments through ten loan production offices in New York, New Jersey and Connecticut. The company offers a broad range of programs serving all market segments from the first time home buyer to the large mortgage borrower. We are the leading originator of New York State-backed loans for first-time home buyers and we provide other affordable lending products to meet housing finance needs within the New York metropolitan region. BNY Mortgage Company is also a leading provider of a broad range of reverse mortgage products that enable seniors to either maintain their current home or purchase a new one. The Company was the first lender in the Northeast to close a loan under The Federal National Mortgage Association s Home Keeper program and has made over $45 million in reverse mortgage loans.

                            FINANCIAL MARKET SERVICES
                            -------------------------
     Financial Market Services represents the Bank's trading and investing activities and our foreign exchange and interest-rate management products. We conduct these activities for customers as well as for the Bank s own account.

Foreign Exchange:

     The Bank of New York offers a broad array of FX services in over 100 currencies through its global network of trading rooms in Europe, the Americas and Asia.

Global Risk Management Services:

     We employ a variety of factors to evaluate market conditions offering a sophisticated and disciplined approach to currency and interest rate risk management with a full range of hedging and yield-enhancement strategies tailored to the needs of our clients. Foreign exchange products include spot and forward contracts, as well as simple and exotic options and are available in a wide range of currencies. Interest rate products include swaps and simple and exotic options transacted in all G7 currencies. The Bank also provides integrated hedging products designed to manage both interest rate and currency risk.

     BNY Overlay Associates is the Bank s specialist currency overlay manager, providing investment advisory services to institutional investors. Using proprietary techniques, we manage clients' existing currency exposures with the twin objectives of managing risk and increasing overall portfolio returns.