Form 10-K, Exhibit 13
period 1998-12-31
BANK OF NEW YORK CO INC
filed 1999-03-30
CIK 9626

                                                                    EXHIBIT 13







                             1998 Annual Report to Shareholders

                                FINANCIAL HIGHLIGHTS
Dollars in millions,
 except per share amounts           1998        1997       1996      1995     1994
                                    ----        ----       ----      ----     ----
Net Interest Income               $1,651     $ 1,855    $ 1,961   $ 2,029  $ 1,717
Noninterest Income                 2,283       2,137      2,130     1,491    1,289
Provision for Credit Losses           20         280        600       330      162
Noninterest Expense                1,928       1,874      1,835     1,708    1,646
Net Income                         1,192       1,104      1,020       914      749
Net Income Available to
 Common Shareholders               1,192       1,095      1,010       904      736

Return on Average Assets            1.89%       1.86%      1.90%     1.72%    1.49%
Return on Average Common
 Shareholders' Equity              24.25       22.13      19.98     19.42    18.49
Common Dividend Payout Ratio       33.84       34.13      32.50     28.84    27.88

Per Common Share
Basic Earnings                    $ 1.59     $  1.44    $  1.30   $  1.17  $  0.98
Diluted Earnings                    1.53        1.36       1.20      1.09     0.92
Cash Dividends Paid                 0.54        0.49       0.42      0.34     0.28
Market Value at Year End           40.25       28.91      16.88     12.19     7.45

Averages
Securities                        $7,154     $ 5,722    $ 5,343   $ 5,260  $ 5,941
Loans                             38,340      36,577     36,698    35,421   32,029
Total Assets                      63,141      59,242     53,649    53,053   50,280
Deposits                          42,262      39,910     36,599    36,061   34,041
Long-Term Debt                     1,972       1,815      1,870     1,773    1,530
Minority Interest -
 Preferred Securities              1,233         830         26         -        -
Shareholders' Equity:
 Preferred                             1         103        113       115      157
 Common                            4,915       4,947      5,055     4,653    3,980

At Year End
Allowance for Credit Losses
 as a Percent of Loans              1.66%       1.82%      2.44%     2.01%    2.40%
Tier 1 Capital Ratio                7.89        7.92       8.34      8.42     8.45
Total Capital Ratio                11.90       11.97      12.78     13.08    13.43
Leverage Ratio                      7.46        7.59       8.70      8.46     7.89
Common Equity to Assets Ratio       8.58        8.34       8.99      9.53     8.55
Total Equity to Assets Ratio        8.58        8.34       9.19      9.74     8.79

Common Shares Outstanding
 (in millions)                   771.318     747.670    770.544   789.912  747.740
Employees                         17,157      16,494     16,158    15,810   15,477

The per common share amounts and common shares outstanding have been restated to reflect the 2-for-1 common stock splits effective July 24, 1998, July 19, 1996 and April 22, 1994.

                               Consolidated Balance Sheets
----------------------------------------------------------------------------------------
Dollars in millions, except per share amounts    December 31,          1998         1997
----------------------------------------------------------------------------------------
Assets
Cash and Due from Banks                                             $ 3,999      $ 5,769
Interest-Bearing Deposits in Banks                                    4,504        2,126
Securities:
  Held-to-Maturity (fair value of $923 in 1998
   and $1,106 in 1997)                                                  964        1,127
  Available-for-Sale                                                  5,451        5,501
                                                                    -------      -------
       Total Securities                                               6,415        6,628
Trading Assets                                                        1,637        2,616
Federal Funds Sold and Securities Purchased
 Under Resale Agreements                                              3,281        2,820
Loans (less allowance for credit losses of $636 in
 1998 and $641 in 1997)                                              37,750       34,486
Premises and Equipment                                                  856          835
Due from Customers on Acceptances                                       946        1,187
Accrued Interest Receivable                                             355          356
Other Assets                                                          3,760        3,138
                                                                    -------      -------
       Total Assets                                                 $63,503      $59,961
                                                                    =======      =======
Liabilities and Shareholders' Equity
Deposits:
  Noninterest-Bearing (principally domestic offices)                $11,480      $12,561
  Interest-Bearing
   Domestic Offices                                                  16,091       15,607
   Foreign Offices                                                   17,061       13,189
                                                                    -------      -------
       Total Deposits                                                44,632       41,357
Federal Funds Purchased and Securities
 Sold Under Repurchase Agreements                                     1,571        2,329
Other Borrowed Funds                                                  4,536        4,673
Acceptances Outstanding                                                 951        1,196
Accrued Taxes and Other Expenses                                      2,183        1,910
Accrued Interest Payable                                                188          182
Other Liabilities                                                       608          503
Long-Term Debt                                                        2,086        1,809
                                                                    -------      -------
       Total Liabilities                                             56,755       53,959
                                                                    -------      -------
Guaranteed Preferred Beneficial Interests in the Company's
 Junior Subordinated Deferrable Interest Debentures                   1,300        1,000
                                                                    -------      -------
Shareholders' Equity
  Class A Preferred Stock-par value $2.00 per share, authorized
   5,000,000 shares, outstanding 22,820 shares in 1998 and
   23,844 shares in 1997                                                  1            1
  Common Stock-par value $7.50 per share, authorized 1,600,000,000 shares, issued 970,767,767 shares in 1998 and
   920,425,238 shares in 1997                                         7,281        6,904
  Additional Capital                                                    142           12
  Retained Earnings                                                   1,318          529
  Accumulated Other Comprehensive Income                                312          285
                                                                    -------      -------
                                                                      9,054        7,731
  Less:  Treasury Stock (197,648,459 shares in 1998
          and 170,641,008 shares in 1997), at cost                    3,593        2,714
         Loan to ESOP (1,801,003 shares in 1998 and
          2,113,658 shares in 1997), at cost                             13           15
                                                                    -------      -------
       Total Shareholders' Equity                                     5,448        5,002
                                                                    -------      -------
       Total Liabilities and Shareholders' Equity                   $63,503      $59,961
                                                                    =======      =======

See accompanying Notes to Consolidated Financial Statements.

</TABLE



                           Consolidated Statements of Income
-----------------------------------------------------------------------------------------
In millions, except per share amounts
For the years ended December 31,                        1998         1997          1996
-----------------------------------------------------------------------------------------
Interest Income
Loans                                                  $2,770       $2,910        $3,073
Securities
  Taxable                                                 271          244           240
  Exempt from Federal Income Taxes                         61           35            37
                                                       ------       ------        ------
                                                          332          279           277
Deposits in Banks                                         184          188            90
Federal Funds Sold and Securities
 Purchased Under Resale Agreements                        203          162           126
Trading Assets                                             21           21            17
                                                       ------       ------        ------
Total Interest Income                                   3,510        3,560         3,583
                                                       ------       ------        ------
Interest Expense
Deposits                                                1,374        1,290         1,152
Federal Funds Purchased and Securities
 Sold Under Repurchase Agreements                         145          121           155
Other Borrowed Funds                                      204          168           186
Long-Term Debt                                            136          126           129
                                                       ------       ------        ------
Total Interest Expense                                  1,859        1,705         1,622
                                                       ------       ------        ------
Net Interest Income                                     1,651        1,855         1,961
Provision for Credit Losses                                20          280           600
                                                       ------       ------        ------
Net Interest Income After Provision
 for Credit Losses                                      1,631        1,575         1,361
                                                       ------       ------        ------
Noninterest Income
Processing Fees
  Securities                                            1,000          790           655
  Cash                                                    256          239           209
                                                       ------       ------        ------
                                                        1,256        1,029           864
Trust and Investment Fees                                 208          181           161
Service Charges and Fees                                  326          354           421
Securities Gains                                          175          136            97
Other                                                     318          437           587
                                                       ------       ------        ------
Total Noninterest Income                                2,283        2,137         2,130
                                                       ------       ------        ------
Noninterest Expense
Salaries and Employee Benefits                          1,178        1,066         1,014
Net Occupancy                                             166          166           167
Furniture and Equipment                                    86           95            93
Other                                                     498          547           561
                                                       ------       ------        ------
Total Noninterest Expense                               1,928        1,874         1,835
                                                       ------       ------        ------
Income Before Income Taxes                              1,986        1,838         1,656
Income Taxes                                              699          669           634
Distribution on Trust Preferred Securities                 95           65             2
                                                       ------       ------        ------
Net Income                                             $1,192       $1,104        $1,020
                                                       ======       ======        ======

Net Income Available to Common Shareholders            $1,192       $1,095        $1,010
                                                       ======       ======        ======
Per Common Share
Basic Earnings                                         $ 1.59       $ 1.44        $ 1.30
Diluted Earnings                                         1.53         1.36          1.20
Cash Dividends Paid                                      0.54         0.49          0.42
Diluted Shares                                            781          807           844

See accompanying Notes to Consolidated Financial Statements.

                    Consolidated Statements of Changes in Shareholders' Equity
-----------------------------------------------------------------------------------------------------------------------
Dollars in millions      For the years ended December 31,                      1998             1997             1996
-----------------------------------------------------------------------------------------------------------------------
Preferred Stock
Balance, January 1                                                             $    1           $  112           $  113
  Redemption (shares: 184,000 in 1997)                                              -             (111)               -
  Conversion of Preferred Stock (shares: 1,024 in
  1998, 16,585 in 1997, and 9,075 in 1996)                                          -                -               (1)
                                                                               ------           ------           ------
Balance, December 31                                                                1                1              112
                                                                               ------           ------           ------
Common Stock
Balance, January 1                                                              6,904            6,664            6,124
  Conversion of Debentures (shares: 23,286,022 in 1996)                             -                -              174
  Conversion of Preferred Stock (shares: 7,579 in 1998,
   122,664 in 1997 and 67,132 in 1996)                                              -                2                2
  Exercise of Warrants (shares: 42,930,224 in 1998,
   21,845,256 in 1997, and 42,003,296 in 1996)                                    322              164              314
  Other Issuances (shares: 7,404,726 in 1998,
   9,821,746 in 1997, and 6,629,502 in 1996)                                       55               74               50
                                                                               ------           ------           ------
Balance, December 31                                                            7,281            6,904            6,664
                                                                               ------           ------           ------
Additional Capital
Balance, January 1                                                                 12                9                -
  Exercise of Warrants                                                             11                5                9
  Other, Primarily Common Stock Issued in Connection
    with Employee Benefit Plans                                                   119               (2)               -
                                                                               ------           ------           ------
Balance, December 31                                                              142               12                9
                                                                               ------           ------           ------
Retained Earnings
Balance, January 1                                                                529             (190)            (811)
Net Income                                                             $1,192   1,192   $1,104   1,104    $1,020   1,020
Cash Dividends
    Common Stock                                                                 (403)            (373)            (328)
    Preferred Stock                                                                 -              (10)             (10)
Other, Primarily Conversion of Debentures                                           -               (2)             (61)
                                                                               ------           ------           ------
Balance, December 31                                                            1,318              529             (190)

Accumulated Other Comprehensive Income
  Securities Valuation Allowance
  Balance, January 1                                                              320               82               58
    Change in Fair Value of Securities Available-for-Sale,
     Net of Taxes of $90 in 1998, $152 in 1997, and $30 in 1996           145     145      293     293       46      46
    Reclassification Adjustment, Net of Taxes
     of $69 in 1998, $29 in 1997 and $13 in 1996                         (125)   (125)     (55)    (55)     (22)    (22)
                                                                               ------           ------           ------
  Balance, December 31                                                            340              320               82

  Foreign Currency Items
  Balance, January 1                                                              (35)              (9)              (5)
    Foreign Currency Translation Adjustment
    Net of Tax Expense(Benefit) of $5 in 1998,
    ($18) in 1997 and ($6) in 1996                                          7       7      (26)    (26)      (4)     (4)
                                                                               ------           ------           ------
  Balance, December 31                                                            (28)             (35)              (9)
                                                                        -----  ------    -----  ------    -----  ------
  Total Comprehensive Income                                           $1,219           $1,316           $1,040
                                                                       ======           ======           ======

Less Treasury Stock
Balance, January 1                                                              2,714            1,524              228
  Issued (shares: 5,507,044 in 1998, 2,569,458 in 1997,
   and 3,757,848 in 1996)                                                         (97)             (34)             (36)
  Acquired (shares: 32,514,495 in 1998, 57,510,776 in 1997,
   and 95,353,346 in 1996)                                                        976            1,224            1,332
                                                                               ------           ------           ------
Balance, December 31                                                            3,593            2,714            1,524
                                                                               ------           ------           ------
Less Loan to ESOP
Balance, January 1                                                                 15               17               18
  Released (shares: 312,655 in 1998, 277,780 in 1997,
  and 242,682 in 1996)                                                             (2)              (2)              (1)
                                                                               ------           ------           ------
Balance, December 31                                                               13               15               17
                                                                               ------           ------           ------
Total Shareholders' Equity, December 31                                        $5,448           $5,002           $5,127
                                                                               ======           ======           ======

See accompanying Notes to Consolidated Financial Statements.

                           Consolidated Statements of Cash Flows
----------------------------------------------------------------------------------------
In millions           For the years ended December 31,       1998       1997       1996
----------------------------------------------------------------------------------------
Operating Activities
Net Income                                                 $1,192     $1,104     $1,020
Adjustments to Determine Net Cash Attributable to
 Operating Activities:
  Provision for Losses on Loans and Other Real Estate          21        292        611
  Sale of Credit Card Loans                                     -       (177)      (400)
  Depreciation and Amortization                               187        200        237
  Deferred Income Taxes                                       260        271         98
  Securities Gains                                           (175)      (136)       (97)
  Change in Trading Activities                              1,102       (786)        52
  Change in Accruals and Other, Net                        (1,021)        58       (609)
                                                           ------     ------     ------
Net Cash Provided by Operating Activities                   1,566        826        912
                                                           ------     ------     ------
Investing Activities
Change in Interest-Bearing Deposits in Banks               (2,256)      (833)      (427)
Purchases of Securities Held-to-Maturity                     (631)      (318)      (284)
Maturities of Securities Held-to-Maturity                     814        366        347
Purchases of Securities Available-for-Sale                 (2,481)    (2,550)    (1,377)
Sales of Securities Available-for-Sale                      1,767        453        603
Maturities of Securities Available-for-Sale                   849        954        597
Net Principal Disbursed on Loans to Customers              (2,561)    (4,248)    (3,411)
Sales of Loans and Other Real Estate                          258      5,680      4,136
Change in Federal Funds Sold and Securities
 Purchased Under Resale Agreements                           (461)    (2,258)       373
Purchases of Premises and Equipment                           (88)       (45)       (47)
Acquisitions, Net of Cash Acquired                           (166)      (269)      (400)
Proceeds from the Sale of Premises and Equipment               50         10          3
Other, Net                                                   (268)       (93)       (46)
                                                           ------     ------     ------
Net Cash Provided (Used) by Investing Activities           (5,174)    (3,151)        67
                                                           ------     ------     ------
Financing Activities
Change in Deposits                                          3,199      2,204      3,522
Change in Federal Funds Purchased and Securities
 Sold Under Repurchase Agreements                            (758)       592     (2,196)
Change in Other Borrowed Funds                               (323)       259       (376)
Proceeds from the Issuance of Trust Preferred Securities      300        400        600
Proceeds from the Issuance of Long-Term Debt                  315         25        100
Repayments of Long-Term Debt                                  (44)       (48)       (16)
Redemption and Repurchases of Preferred Stock                   -       (115)         -
Issuance of Common Stock                                      606        278        410
Treasury Stock Acquired                                      (976)    (1,224)    (1,332)
Cash Dividends Paid                                          (403)      (383)      (338)
                                                           ------     ------     ------
Net Cash Provided by Financing Activities                   1,916      1,988        374
                                                           ------     ------     ------
Effect of Exchange Rate Changes on Cash                       (78)        74        (32)
                                                           ------     ------     ------
Change in Cash and Due From Banks                          (1,770)      (263)     1,321
Cash and Due from Banks at Beginning of Year                5,769      6,032      4,711
                                                           ------     ------     ------
Cash and Due from Banks at End of Year                     $3,999     $5,769     $6,032
                                                           ======     ======     ======

Supplemental Disclosure of Cash Flow Information
Cash Paid During the Year for:
    Interest                                               $1,853     $1,701     $1,634
    Income Taxes                                              404        381        628
Noncash Investing Activity
 (Primarily Foreclosure of Real Estate)                         8         10         53

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1.  Summary of Significant Accounting and Reporting Policies

The Bank of New York Company, Inc. (the "Company") provides a complete range of banking and other financial services to corporations and individuals worldwide through its business segments: Trust, and Securities and Cash Processing; Corporate Banking; Retail Banking; and Financial Markets.

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements. Amounts subject to significant estimates and assumptions are items such as the allowance for credit losses, pension and postretirement obligations, and the fair value of financial instruments. Actual results could differ from these estimates.

     The following is a summary of the Company's more significant accounting and reporting policies.

Securities - Debt and equity securities classified as available-for-sale are carried at fair value, except for those equity securities whose fair value cannot be readily determined. These securities are carried at cost. Equity investments of less than a majority but at least 20% ownership are accounted for by the equity method and classified as other assets. For securities carried at fair value, the after-tax effect of net unrealized gains and losses is reported as a separate component of shareholders' equity.

     Securities classified as trading assets are carried at fair value, with net unrealized holding gains and losses recognized currently in income. Debt securities, which the Company has the ability and intent to hold until maturity, are classified as held-to-maturity and stated at cost, adjusted for discount accreted and premium amortized. Realized gains and losses on the sale of debt and equity securities are determined by the specific identification and average cost methods, respectively.

Allowance for Credit Losses - The allowance for credit losses is maintained at a level that, in management's judgment, is adequate to absorb probable losses associated with specifically identified loans, as well as estimated probable credit losses inherent in the remainder of the loan portfolio at the balance sheet date. Management's judgment includes the following factors, among others: risks of individual credits; past experience; the volume, composition, and growth of the loan portfolio; and economic conditions.

     The Company conducts a quarterly portfolio review to determine the adequacy of its allowance for credit losses. All significant commercial loans are assigned to specific risk categories. Smaller commercial and consumer loans are evaluated on a pooled basis. Following this review, senior management of the Company analyzes the results and determines the allowance for credit losses. The Audit, Examining and CRA Committee of the Company's Board of Directors reviews the allowance at the end of each quarter.

     The portion of the allowance for credit losses allocated to nonaccrual commercial loans over $1 million (impaired loans) is measured by the difference between their recorded value and fair value. Fair value is either the present value of the expected future cash flows from borrowers, the market value of the loan, or the fair value of the collateral.

Nonperforming Assets - Commercial loans are placed on nonaccrual status when collateral is insufficient and principal or interest is past due 90 days or more, or when there is reasonable doubt that interest or principal will be collected. Accrued interest is usually reversed when a loan is placed on nonaccrual status. Interest payments received on nonaccrual loans may be recognized as income or applied to principal depending upon management's judgment. Nonaccrual loans are restored to accrual status when principal and interest are current or they become fully collateralized. Consumer loans are not classified as nonperforming assets, but are charged off and interest accrued is suspended based upon an established delinquency schedule determined by product. Real estate acquired in satisfaction of loans is carried in other assets at the lower of the recorded investment in the property or fair value minus estimated costs to sell.

Derivative Financial Instruments - Derivative contracts, such as futures, forwards, swaps, options, and similar products used in trading activities, are recorded at market value. Gains and losses are included in other noninterest income. Unrealized gains and losses are reported on a gross basis in trading account assets and other borrowed funds, after taking into consideration master netting agreements.

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

     Mark-to-Market Accounting - This method relates to derivative contracts linked to balance sheet items recorded at fair value. The fair value changes of balance sheet and derivative items are reported in shareholders' equity net of tax. Interest accruals for derivative contracts are reported as interest income related to balance sheet items. Fair value changes in derivative contracts are recorded in earnings when the linked balance sheet item's fair value changes are recorded in earnings.

New Accounting Pronouncements - On January 1, 1998, a new accounting pronouncement related to comprehensive income was adopted. Unrealized gains or losses on available-for-sale securities and foreign currency translation adjustments, which were reported separately in shareholders' equity, are now included in other comprehensive income. Prior periods have been restated for these changes.

     The Company has adopted a new accounting standard for disclosure of its operating segments. The Company's segment disclosures, consisting of Segment Data and Foreign Operations, are incorporated from the Segment Profitability section of Management's Discussion and Analysis of the Company's Financial Condition and Results of Operations.

     Beginning in 1999, the Company will adopt new accounting guidance relating to the costs of internally-developed software. Upon adoption, the Company will capitalize certain costs incurred to develop or acquire software for internal use. Although the Company has not yet quantified the impact of capitalizing software development costs in 1999, it does not expect the impact to be significant.

     Effective January 1, 2000, a new accounting standard will require the Company to record all derivatives on the balance sheet at fair value and apply new accounting practices for hedging activities. The Company has not yet determined the impact of the new accounting standard.

Other - Certain prior year information has been reclassified to conform its presentation with the 1998 financial statements.

2.  Acquisitions and Dispositions

In the fourth quarter of 1998, the Company acquired a merger and advisory firm, a correspondent securities clearing organization and a directed brokerage services firm. In the first quarter of 1998, the Company acquired International Factors, Ltd., an asset based lender located in England, which included assets of approximately $900 million as well as a firm specializing in the research and trading of high yield securities. The Company also acquired the corporate trust businesses of several smaller banks in 1998.

     During 1997, the Company acquired asset based lending and employee benefit recordkeeping businesses. Also in 1997, the Company acquired the corporate trust businesses of Wells Fargo & Company and Boatmen's Bancshares as well as those of several smaller banks. In addition, the Company acquired certain assets of BondNet, an information technology company. The Company also acquired ESI Securities Company and its affiliate, B-Trade Services. These companies deliver trading services to institutions.

     The Company acquired asset based lending, corporate trust, and unit investment trust businesses in 1996.

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

3.  Securities

The following table sets forth the amortized cost and the fair values of securities at the end of the last two years:
                                                       1998
                                 ---------------------------------------------
                                                 Gross Unrealized
In millions                      Amortized       ----------------        Fair
                                      Cost       Gains     Losses        Value
                                 ---------       -----     ------        -----
Securities Held-to-Maturity
US Government Obligations           $   31        $  -       $  -       $   31
US Government Agency
 Obligations                           164           4          -          168
Obligations of States and
 Political Subdivisions                336           3          -          339
Emerging Markets                       307           -         52          255
Other Debt Securities                  126           4          -          130
                                    ------        ----       ----       ------
Total Securities Held-to-Maturity      964          11         52          923
                                    ------        ----       ----       ------
Securities
 Available-for-Sale
US Government Obligations            3,157          89          1        3,245
Obligations of States and
 Political Subdivisions                306          17          -          323
Emerging Markets                         6           2          -            8
Other Debt Securities                  599           1          -          600
Equity Securities                      872         403          -        1,275
                                    ------        ----       ----       ------
Total Securities Available-for-Sale  4,940         512          1        5,451
                                    ------        ----       ----       ------
Total Securities                    $5,904        $523       $ 53       $6,374
                                    ======        ====       ====       ======

                                                       1997
                                ----------------------------------------------
                                                  Gross Unrealized
In millions                       Amortized       ----------------        Fair
                                       Cost       Gains     Losses       Value
                                  ---------       -----     ------      ------
Securities Held-to- Maturity
US Government Obligations            $   25        $  -        $ -      $   25
US Government Agency
 Obligations                            339           3          -         342
Obligations of States and
 Political Subdivisions                 372           3          -         375
Emerging Markets                        289           -         30         259
Other Debt Securities                   102           3          -         105
                                     ------        ----       ----      ------
Total Securities Held-to-Maturity     1,127           9         30       1,106
                                     ------        ----       ----      ------
Securities
 Available-for-Sale
US Government Obligations             3,654           6          2       3,658
Obligations of States and
 Political Subdivisions                 287          16          -         303
Emerging Markets                         22           1          1          22
Other Debt Securities                    84           2          -          86
Equity Securities                       954         478          -       1,432
                                     ------        ----       ----      ------
Total Securities Available-for-Sale   5,001         503          3       5,501
                                     ------        ----       ----      ------
Total Securities                     $6,128        $512        $33      $6,607
                                     ======        ====       ====      ======

     The amortized cost and fair values of securities at December 31, 1998, by contractual maturity, are as follows:

                                    Held-to-Maturity      Available-for-Sale
                                  ---------------------  ---------------------
                                  Amortized        Fair  Amortized        Fair
In millions                            Cost       Value       Cost       Value
                                  ---------      ------  ---------      ------

Due in One Year or Less              $  314      $  312     $  241      $  240
Due After One Year Through
 Five Years                             148         152      2,020       2,083
Due After Five Years Through
 Ten Years                               53          51        619         642
Due After Ten Years                     303         257      1,188       1,211
Mortgage-Backed Securities              146         151          -           -
Equity Securities                         -           -        872       1,275
                                     ------      ------     ------      ------
Total                                $  964      $  923     $4,940      $5,451
                                     ======      ======     ======      ======

     Realized gross gains on the sale of securities available-for-sale were $146 million and $109 million in 1998 and 1997. There were $3 million of realized gross losses in 1998 and no realized gross losses in 1997.

     Assets, including securities sold under repurchase agreements, carried at $4 billion, $3 billion, and $2 billion at December 31, 1998, 1997, and 1996, were pledged for various purposes as required or permitted by law.

4.  Loans

The Company's loan distribution and industry concentrations of credit risk at December 31, 1998 and 1997 are incorporated by reference from "Loans" in the Management's Discussion and Analysis Section of this Report. The Company's retail, community, and regional commercial banking operations in the New York metropolitan area create a significant geographic concentration.

     In the ordinary course of business, the Company and its banking subsidiaries have made loans at prevailing interest rates and terms to directors and executive officers of the Company and to certain entities to which these individuals are related. The aggregate dollar amount of these loans was $1,057 million, $767 million, and $755 million at December 31, 1998, 1997, and 1996. These loans are primarily with related entities under revolving lines of credit. During 1998, these loans averaged $904 million, and ranged from $694 million to $1,070 million. All loans were fully performing during this period.

Transactions in the allowance for credit losses are summarized as follows:

In millions                                         1998      1997      1996
-----------                                        ------    ------    ------
Balance, January 1                                  $ 641     $ 901    $  756
  Charge-Offs                                         (51)     (403)     (580)
  Recoveries                                           22        49       125
                                                    -----    ------    ------
    Net Charge-Offs                                   (29)     (354)     (455)
  Provision                                            20       280       600
  Other (1)                                             4      (186)        -
                                                    -----    ------    ------
Balance, December 31                                $ 636    $  641    $  901
                                                    =====    ======    ======

(1) In 1997, $186 million was allocated to credit card loans sold during the year.

     Nonaccrual and reduced rate loans outstanding at December 31, 1998, 1997, and 1996 were $179 million, $193 million, and $213 million. At December 31, 1998, commitments to borrowers whose loans were classified as nonaccrual or reduced rate were not material.

     At December 31, 1998 and 1997, impaired loans aggregated $145 million and $151 million, of which $116 million and $118 million exceeded their fair value by $35 million and $25 million. For 1998 and 1997, the average amount of impaired loans was $142 million and $149 million and interest income recognized on them (limited to cash received) was $1 million in each year.

     Interest income recognized on total nonaccrual and reduced rate loans exceeded reversals by $3 million in 1998, $2 million in 1997, and $3 million in 1996. Interest income would have been increased by $10 million, $10 million, and $11 million if loans on nonaccrual status at December 31, 1998, 1997, and 1996 had been performing for the entire year. At year end, foreign loans on nonperforming status were $53 million in 1998, $34 million in 1997, and $38 million in 1996. Interest income received on foreign nonperforming loans equaled reversals in 1998, 1997, and 1996. If foreign loans on nonaccrual status at December 31, 1998, 1997, and 1996 had been performing for the entire year, interest income would have been increased by $2 million for 1998, $3 million for 1997 and $2 million for 1996.

     Other real estate was $14 million, $15 million, and $41 million at December 31, 1998, 1997, and 1996. Writedowns of and expenses related to other real estate included in noninterest expense were $2 million, $11 million, and $1 million in 1998, 1997, and 1996.

5.  Long-Term Debt

The following is a summary of the contractual maturity and sinking fund requirements of long-term debt at December 31, 1998 and totals for 1997:

                                  1998                         1997
                 ---------------------------------------     ------
                              After      After
                 1 Year     5 Years   10 Years
                 Through     Through    Through
In millions      5 Years    10 Years   20 Years    Total      Total
-----------      -------    --------   --------   ------     ------
Fixed             $1,149     $  344      $  496   $1,989     $1,754
Variable              50         16          31       97         55
                  ------     ------      ------   ------     ------
Total             $1,199     $  360      $  527   $2,086     $1,809
                  ======     ======      ======   ======     ======

     Fixed-rate debt at December 31, 1998 had interest rates ranging from 6.20% to 8.50%. The weighted average interest rates on fixed-rate debt at December 31, 1998 and 1997 were 7.50% and 7.59%. The weighted average interest rates on variable-rate debt at December 31, 1998 and 1997 were 5.41% and 6.23%. Exposure to interest rate movements is reduced by interest rate swap agreements. As a result of these agreements, the effective interest rates differ from those stated.


6. Guaranteed Preferred Beneficial Interests in the Company's Junior Subordinated Deferrable Interest Debentures

Wholly owned subsidiaries of the Company ("the Trusts") have issued cumulative Capital Securities ("Capital Securities"). The sole assets of each trust are junior subordinated deferrable interest debentures of the Company, whose maturities and interest rates match the Capital Securities. The Company's obligations under the agreements that relate to the Capital Securities, the Trusts and the debentures constitute a full and unconditional guarantee by the Company of the Trusts' obligations under the Capital Securities.

     The following table sets forth a summary of the Capital Securities issued by the Company as of December 31, 1998:

Capital Securities
------------------

Dollars                      Interest     Assets     Due      Call     Call
in millions         Issue      Rate      of Trust    Date     Date     Price
-----------         -----    --------    --------    ----     ----    -------
BNY Institutional
 Capital Trust A     $300       7.78%       $309     2026     2006    103.89%

BNY Capital I         300       7.97         309     2026     2006    103.99

BNY Capital II        400       7.80         412     2027     2002     Par

BNY Capital III       300       7.05         309     2028     2003     Par


The Company has the option to shorten the maturity of BNY Capital II and III to 2012 and 2013 or extend the maturity to 2046 and 2047.

7.  Shareholders' Equity

The Company currently plans to buy back up to 18 million shares of its common stock through the end of 1999. In 1998, the Company's shareholders authorized an increase in the Company's common stock from 800 million common shares to
1.6 billion common shares. The common stock was split two-for-one as of July 24, 1998. Prior period financial statements have been restated to reflect the stock split. The Company's warrants expired in November 1998. In addition to the Class A preferred stock, the Company has 5 million authorized shares of preferred stock having no par value, with no shares outstanding at either December 31, 1998 or 1997.

     The Company's preferred stock purchase rights plan provides that if any person or group becomes the beneficial owner of 20% or more of the Company's common stock (an "acquiring person"), then on and after the tenth day thereafter, each right would entitle the holder (other than the acquiring person) to purchase $400 in market value of the Company's common stock for $200. In addition, if there is a business combination between the Company and an acquiring person, or in certain other circumstances, each right (if not previously exercised) would entitle the holder (other than the acquiring person) to purchase $200 in market value of the common stock of the acquiring person for $100. The rights are redeemable by the Company at $0.05 per right until they are exercisable, and will expire in 2004.

     At December 31, 1998, the Company had reserved for issuance 26 million common shares pursuant to the terms of securities and employee benefit plans.

Basic and diluted earnings per share are calculated as follows:


 In millions, except per share amounts                1998      1997     1996
 -------------------------------------              ------    ------   ------

Net Income                                         $1,192    $1,104   $1,020

Net Income Available to Common Shareholders        $1,192    $1,095   $1,010

Diluted Net Income                                 $1,192    $1,095   $1,012


 Basic Weighted Average Shares Outstanding             751       760      777

 Shares Issuable upon Conversion:
  Debentures                                             -         -       13
  Warrants                                              18        34       41
  Employee Stock Options                                12        13       13
                                                    ------    ------   ------
 Diluted Weighted Average Shares Outstanding           781       807      844
                                                    ======    ======   ======

Basic Earnings per Share                            $ 1.59    $ 1.44   $ 1.30

Diluted Earnings per Share                          $ 1.53    $ 1.36   $ 1.20

8.  Income Taxes

Income taxes included in the consolidated statements of income consist of the following:

                           1998                    1997                      1996
                 ----------------------   ----------------------   ----------------------
In millions      Current Deferred Total   Current Deferred Total   Current Deferred Total
                 ------- -------- -----   ------- -------- -----   ------- -------- -----
Federal            $280    $185    $465     $284    $217    $501     $434    $ 51    $485
Foreign              75       -      75       48       -      48       19       -      19
State and Local      84      75     159       66      54     120       83      47     130
                   ----    ----    ----     ----    ----    ----     ----    ----    ----
Income Taxes       $439    $260    $699     $398    $271    $669     $536    $ 98    $634
                   ====    ====    ====     ====    ====    ====     ====    ====    ====

     The components of income before taxes are as follows:

In millions                                            1998     1997     1996
-----------                                          ------   ------   ------
Domestic                                             $1,751   $1,673   $1,548
Foreign                                                 235      165      108
                                                     ------   ------   ------
Income Before Taxes                                  $1,986   $1,838   $1,656
                                                     ======   ======   ======


     The Company's net deferred tax liability (included in accrued taxes) at December 31 consisted of the following:

In millions                                           1998     1997      1996
-----------                                         ------   ------    ------
Lease Financings                                    $1,696   $1,405    $1,171
Depreciation and Amortization                          202      224       228
Credit Losses on Loans                                (317)    (329)     (361)
Other Assets                                           (97)     (90)      (76)
Other Liabilities                                      334      326       212
                                                    ------   ------    ------
Net Deferred Tax Liability                          $1,818   $1,536    $1,174
                                                    ======   ======    ======

     The Company has not recorded a valuation allowance because it expects to realize all of its deferred tax assets.

     The statutory federal income tax rate is reconciled to the Company's effective income tax rate below:

                                                      1998     1997      1996
                                                     ------   ------    ------
Federal Rate                                          35.0%    35.0%     35.0%
Tax-Exempt Income                                     (1.2)    (0.6)     (0.7)
Foreign Operations                                    (0.2)    (0.7)     (0.5)
State and Local Income Taxes,
 Net of Federal Income Tax Benefit                     5.0      4.0       4.8
Nondeductible Expenses                                 0.8      0.9       0.9
Leveraged Lease Portfolio                             (0.8)    (0.2)     (0.2)
Trust Preferred Securities                            (1.7)    (1.2)     (0.1)
Other                                                 (1.7)    (0.8)     (0.9)
                                                     -----    -----     -----
Effective Rate                                        35.2%    36.4%     38.3%
                                                     =====    =====     =====

9.  Employee Benefit Plans

The Company has defined benefit retirement plans covering substantially all full-time employees and also provides health care benefits for certain retired employees. The Company's Employee Stock Ownership Plan may provide additional benefits.


                                    Pension Benefits    Healthcare Benefits
                                   ------------------  ---------------------
Dollars in millions                 1998        1997       1998        1997
-------------------                 ----        ----       ----        ----
Change in Benefit Obligation
Obligation at Beginning of Period  $(375)      $(361)     $(120)      $(114)
Service Cost                         (17)        (19)        (1)         (1)
Interest Cost                        (28)        (29)        (9)         (9)
Actuarial Gain (Loss)                (83)          1         (4)         (4)
Benefits Paid                         53          33          9           9
                                   -----       -----      -----       -----
Obligation at End of Period         (450)       (375)      (125)       (119)
                                   -----       -----      -----       -----
Change in Plan Assets
Fair Value at Beginning of Period   1,027        788          1           1
Actual Return on Plan Assets           72        261         (2)          -
Employer Contributions                  6          4         67           8
Benefit Payments                      (32)       (26)        (9)         (9)
                                   ------      -----      -----       -----
Fair Value at End of Period         1,073      1,027         57           -
                                   ------      -----      -----       -----

Funded Status                         623        652        (68)       (119)
Unrecognized Net Transition Asset     (12)       (15)        88          94
Unrecognized Prior Service Cost       (12)       (14)         -           -
Unrecognized Net Gain                (145)      (235)       (11)        (21)
                                   ------      -----      -----       -----
Prepaid (Accrued) Benefit Cost     $  454      $ 388      $   9       $ (46)
                                   ======      =====      =====       =====

Weighted-Average Assumptions
Discount Rate                       7.125%     7.750%    7.125%      7.750%
Expected Rate of Return on
   Plan Assets                     10.5       10.5       8.3         8.3
Rate of Compensation Increase       4.3        4.3


     The Company uses September 30 as a measurement date for plan assets and obligations.

                                     Pension Benefits     Healthcare Benefits
                                   -------------------    -------------------
Dollars in millions                1998    1997   1996    1998   1997    1996
-------------------                ----    ----   ----    ----   ----    ----
Net Periodic Cost (Income):
Service Cost                       $ 17    $ 19   $ 19    $  1   $  1    $  2
Interest Cost                        28      29     27       9      9       9
Expected Return on Assets           (86)    (78)   (68)     (3)     -       -
Other                                (3)     (4)    (4)      5      4       4
                                   ----    ----   ----    ----   ----    ----
Net Periodic Cost (Income)         $(44)   $(34)  $(26)   $ 12   $ 14    $ 15
                                   ====    ====   ====    ====   ====    ====


     The assumed health care cost trend rate used in determining benefit expense for 1998 is 8% decreasing to 5% in 2005 and thereafter. A change of one percentage point in this rate for each year would change the benefit obligation by 8% and the benefit expense by 9%.

     The Company has defined contribution benefit plans for which it recognized a cost of $82 million in 1998, $78 million in 1997 and $77 million in 1996.

	The disclosures in this footnote have been made in accordance with a new accounting standard and prior periods have been restated as appropriate.


10.  Company Financial Information

The Bank of New York (the "Bank"), the Company's primary banking subsidiary, is subject to dividend limitations under the Federal Reserve Act and state banking laws. Under these statutes, prior regulatory approval is required for dividends in any year that would exceed the Bank's net profits for such year combined with retained net profits for the prior two years. The Bank is also prohibited from paying a dividend in excess of undivided profits.

     Under the first of these limitations, in 1999 the Bank could declare dividends of $1.3 billion plus net profits earned in 1999. The Bank is not restrained from paying dividends under the second limitation.

     The Federal Reserve Board can prohibit a dividend if payment would constitute an unsafe or unsound banking practice. The Federal Reserve Board generally considers that a bank's dividends should not exceed earnings from continuing operations.

     Regulators require the Company and the Bank to maintain minimum levels of capital in accordance with established quantitative measurements. As of December 31, 1998 and 1997, the Company and the Bank were considered well capitalized on the basis of the ratios (defined by regulation) of Total and Tier I capital to risk-weighted assets and Tier I capital to average assets, which are shown as follows:

                    December 31, 1998         December 31, 1997
                  ---------------------    ---------------------      Well
                                                                   Capitalized
                     Company     Bank         Company     Bank      Guidelines
                     -------    ------        -------    ------    -----------

Tier I                 7.89%     7.39%          7.92%     7.70%            6%
Total Capital         11.90     10.72          11.97     10.38            10
Leverage               7.46      6.95           7.59      7.42             5
Tangible Common
 Equity                6.25      7.43           6.47      7.57


     The Federal Reserve Act limits and requires collateral for extensions of credit by the Company's banks to the Company and certain of its non-bank affiliates. Also, there are restrictions on the amounts of investments by such banks in stock and other securities of the Company and such affiliates, and restrictions on the acceptance of their securities as collateral for loans by such banks. Extensions of credit by the banks to each of the Company and such affiliates are limited to 10% of such bank's regulatory capital, and in the aggregate for the Company and all such affiliates to 20%.

     The subsidiary banks of the Company are required to maintain reserve balances with Federal Reserve Banks under the Federal Reserve Act and Regulation D. Required balances averaged $468 million and $535 million for the years 1998 and 1997.

The Company's condensed financial statements are as follows:

Balance Sheets

In millions                          December 31,            1998        1997
-------------------------------------------------         -------     -------
Assets
Cash and Due from Banks                                   $    12     $     4
Securities                                                      3          20
Loans                                                         474         323
Investment in and Advances to Subsidiaries
 and Associated Companies
   Banks                                                    7,211       6,436
   Other                                                    3,405       3,187
                                                          -------     -------
                                                           10,616       9,623
Other Assets                                                   59          51
                                                          -------     -------
Total Assets                                              $11,164     $10,021
                                                          =======     =======

Liabilities and Shareholders' Equity
Other Borrowed Funds                                      $   816     $   882
Due to Non-Bank Subsidiaries                                1,338       1,170
Due to Bank Subsidiaries                                      100           -
Other Liabilities                                              67         155
Long-Term Debt                                              3,395       2,812
                                                          -------     -------
  Total Liabilities                                         5,716       5,019
                                                          -------     -------
Shareholders' Equity*
 Preferred                                                      1           1
 Common                                                     5,447       5,001
                                                          -------     -------
Total Liabilities and Shareholders' Equity                $11,164     $10,021
                                                          =======     =======

*See Consolidated Statements of Changes in Shareholders' Equity.

Statements of Income

In millions    For the years ended December 31,        1998     1997     1996
-----------------------------------------------     -------   ------   ------
Operating Income
Dividends from Subsidiaries
 Banks                                               $  564   $   76   $  545
 Other                                                   52      550      500
Interest from Subsidiaries
 Banks                                                   88       85       86
 Other                                                   24       13        9
Other                                                    56       17       45
                                                     ------   ------   ------
Total                                                   784      741    1,185
                                                     ------   ------   ------
Operating Expenses
Interest (including $70 in 1998, $23 in
  1997, and $14 in 1996 to Subsidiaries)                367      248      170
Other                                                    10       19       17
                                                     ------   ------   ------
Total                                                   377      267      187
                                                     ------   ------   ------
Income Before Income Taxes and Equity in
 Undistributed Earnings of Subsidiaries                 407      474      998

Income Tax Benefit                                     (116)     (88)     (44)
                                                     ------   ------   ------
Income Before Equity in Undistributed
 Earnings of Subsidiaries                               523      562    1,042
                                                     ------   ------   ------
Equity in Undistributed Earnings of Subsidiaries
 Banks                                                  411      698      149
 Other                                                  258     (156)    (171)
                                                     ------   ------   ------
Total                                                   669      542      (22)
                                                     ------   ------   ------
Net Income                                           $1,192   $1,104   $1,020
                                                     ======   ======   ======


Statements of Cash Flows

In millions       For the years ended December 31,     1998     1997     1996
--------------------------------------------------   ------   ------   ------
Operating Activities
Net Income                                           $1,192   $1,104   $1,020
Adjustments to Determine Net Cash Attributable to
 Operating Activities:
  Amortization                                           11        5        6
  Equity in Undistributed Earnings of Subsidiaries     (669)    (542)      22
  Securities Gains                                       (1)       2       (4)
  Change in Interest Receivable                         (16)     (10)       1
  Change in Interest Payable                              6        4       (1)
  Change in Taxes Payable                               (51)     (33)     (23)
  Other, Net                                            (26)      23       19
                                                     ------   ------   ------
Net Cash Provided by Operating Activities               446      553    1,040
                                                     ------   ------   ------
Investing Activities
Purchases of Securities                                 (25)     (14)     (15)
Sales of Securities                                       1        -        -
Maturities of Securities                                 22       17       12
Change in Loans                                        (151)      79      (82)
Acquisition of, Investment in, and Advances to
  Subsidiaries                                         (286)    (925)    (501)
Other, Net                                               (6)       1      (11)
                                                     ------   ------   ------
Net Cash Used by Investing Activities                  (445)    (842)    (597)
                                                     ------   ------   ------
Financing Activities
Change in Other Borrowed Funds                          (66)     372     (138)
Proceeds from the Issuance of Long-Term Debt            595      412      716
Repayments of Long-Term Debt                            (17)     (17)     (17)
Change in Advances from Subsidiaries                    268      968      254
Redemption and Repurchases of Preferred Stock             -     (115)       -
Issuance of Common Stock                                606      278      410
Treasury Stock Acquired                                (976)  (1,224)  (1,332)
Cash Dividends Paid                                    (403)    (383)    (338)
                                                     ------   ------   ------
Net Cash Provided (Used) by Financing Activities          7      291     (445)
                                                     ------   ------   ------
Change in Cash and Due from Banks                         8        2       (2)
Cash and Due from Banks at Beginning of Year              4        2        4
                                                     ------   ------   ------
Cash and Due from Banks at End of Year               $   12   $    4   $    2
                                                     ======   ======   ======

Supplemental Disclosure of Cash Flow Information
Cash Paid During the Year for:
   Interest                                          $  361   $  244   $  178
   Income Taxes                                         339      333      587



11.  Other Noninterest Income and Expense

Other noninterest income includes equity in earnings of unconsolidated subsidiaries of $22 million, $36 million, and $46 million in 1998, 1997, and 1996. In 1997 and 1996, other noninterest income included a pre-tax gain of approximately $177 million and $400 million on the sale of the Company's credit card operations.

     Other noninterest expense includes amortization of intangibles of $101 million in 1998 and $105 million in 1997 and 1996.

12.  Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments (i.e., monetary assets and liabilities) are determined under different accounting methods-see
Note 1. The following disclosure discusses these instruments on a uniform basis - fair value. However, active markets do not exist for a significant portion of these instruments, principally loans and commitments. As a result, fair value determinations require significant subjective judgments regarding future cash flows. Other judgments would result in different fair values. Among the assumptions used by the Company are discount rates ranging principally from 5% to 8% at December 31, 1998 and 6% to 8% at December 31, 1997. The fair value information supplements the basic financial statements and other traditional financial data presented throughout this Report.


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

     The carrying amount and estimated fair value of the Company's financial instruments are as follows:

In millions     December 31,           1998                    1997
----------------------------    --------------------    --------------------
                                Carrying       Fair     Carrying       Fair
                                 Amount       Value      Amount       Value
                                --------     -------    --------     -------
Assets
Securities                       $ 6,646     $ 6,674     $ 6,794     $ 6,856
Trading Assets                     1,637       1,637       2,616       2,616
Loans and Commitments             34,344      34,372      31,894      32,054
Derivatives Used for ALM              73        (117)         73         (38)
Other Financial Assets            12,130      12,130      11,041      11,041
                                 -------     -------     -------     -------
  Total Financial Assets          54,830     $54,696      52,418     $52,529
                                             =======                 =======
Non-Financial Assets               8,673                   7,543
                                 -------                 -------
Total Assets                     $63,503                 $59,961
                                 =======                 =======
Liabilities
Noninterest-Bearing Deposits     $11,480     $11,480     $12,561     $12,561
Interest-Bearing Deposits         33,152      33,206      28,796      28,825
Borrowings                         4,625       4,629       5,430       5,434
Long-Term Debt                     2,086       2,178       1,809       1,878
Trading Liabilities                1,642       1,642       1,713       1,713
Derivatives Used for ALM              28        (121)         41         (91)
                                 -------     -------     -------     -------
  Total Financial Liabilities     53,013     $53,014      50,350     $50,320
                                             =======                 =======
Non-Financial Liabilities          3,742                   3,609
                                 -------                 -------
Total Liabilities                $56,755                 $53,959
                                 =======                 =======


     Commitments and contingent items reduced the fair value of loans and commitments by $16 million in 1998 and $14 million in 1997.

     The table below summarizes the carrying amount of the financial instruments and the related notional amount and estimated fair value (unrealized gain/loss) of ALM interest rate swaps that were linked to these items:

                                             ALM Interest Rate Swaps
                                             -----------------------

                                         Carrying  Notional  Unrealized
In millions                                Amount    Amount  Gain (Loss)
-----------                              --------  --------  ----  ----

At December 31, 1998
--------------------
Loans                                     $3,054    $3,054   $  1 $(118)
Deposits                                     552       552     16     -
Borrowings                                 1,478     1,478     42     -
Long-Term Debt                             1,150     1,150     63     -


At December 31, 1997
--------------------
Loans                                     $2,219    $2,219    $ 9  $(47)
Deposits                                   1,826     1,826     57    (3)
Borrowings                                   329       329      4    (1)
Long-Term Debt                               925       925     36    (2)

     The following table illustrates the notional amount, remaining contracts outstanding, and weighted average rates for ALM interest rate contracts:

                                                     Remaining Contracts Outstanding
                                                             at December 31,
                                       Total     ----------------------------------------
Dollars in millions                 12/31/98     1999     2000     2001     2002     2003
-----------------------------------------------------------------------------------------
Receive Fixed Interest Rate Swaps:
  Notional Amount                   $ 3,100   $ 1,388  $ 1,085  $   955  $   955  $   680
  Weighted Average Rate                6.48%     6.96%    6.91%    6.94%    6.94%    7.23%
Pay Fixed Interest Rate Swaps:
  Notional Amount                   $ 2,951   $ 2,288  $ 1,990  $ 1,542  $ 1,318  $ 1,085
  Weighted Average Rate                6.19%     6.35%    6.34%    6.32%    6.29%    6.29%

Basis Interest Rate Swaps:
  Notional Amount                   $    80   $     -  $     -  $     -  $     -  $     -

Forward LIBOR Rate (1)                 5.08%     5.11%    5.25%    5.35%    5.49%    5.64%

(1) The forward LIBOR rate shown above reflects the implied forward yield curve for that index at December 31, 1998. However, actual repricings for ALM interest rate swaps are generally based on 3 month LIBOR.


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

     The Company uses interest rate swaps, futures contracts, and forward rate agreements to convert fixed rate loans, deposits, and long-term debt to floating rates. Basis swaps are used to convert various variable rate borrowings to LIBOR which better matches the assets funded by the borrowings.

     The Company uses forward foreign exchange contracts to protect the value of its investments in foreign subsidiaries. The after-tax effects are shown in the cumulative translation adjustment included in shareholders' equity. At December 31, 1998 and 1997, $360 million and $246 million in notional amount of foreign exchange contracts, with fair values of $(1.6) million and $0.8 million, hedged corresponding amounts of foreign investments. These foreign exchange contracts had a maturity of less than two months at December 31, 1998.

     There were no deferred net gainsor losses on ALM derivative financial instruments at December 31, 1998 and 1997.

     Net interest income increased by $4 million in 1998 and $8 million in 1997 and 1996 as a result of ALM derivative financial instruments.

     A discussion of the credit, market, and liquidity risks inherent in financial instruments is presented under "Liquidity," "Market Risk Management," "Trading Activities and Risk Management," and "Asset/Liability Management" in the unaudited Management's Discussion and Analysis Section of this Report and Note 13 to the Consolidated Financial Statements.

13.  Trading Activities

The following table shows the fair value of the Company's financial instruments that are held for trading purposes:

In millions                            1998                          1997
-----------                ----------------------------   ----------------------------
                               Assets      Liabilities        Assets      Liabilities
                           -------------  -------------   -------------  -------------
Trading Account            12/31 Average  12/31 Average   12/31 Average  12/31 Average
---------------            ----- -------  ----- -------   ----- -------  ----- -------
Interest Rate Contracts:
 Futures and Forward
  Contracts               $   14  $   14 $    -  $    -   $   8  $    4 $    -  $    -
 Swaps                       260     217    138     171     204      95    206      94
 Written Options               -       -    339     172       -       -     53       1
 Purchased Options            83      47      -       -      44      32      -       -

Foreign Exchange Contracts:
 Written Options               -       -    583     640       -       -    783     936
 Purchased Options           397     561      -       -     645     909      -       -
 Commitments to Purchase
  and Sell Foreign
  Exchange                   537     767    513     762     649     831    653     827
Debt Securities              248     600     69     200   1,002     332     18      15
Other Securities              98      84      -       -      64     118      -       -
                          ------  ------ ------  ------  ------  ------ ------  ------
Total Trading Account     $1,637  $2,290 $1,642  $1,945  $2,616  $2,321 $1,713  $1,873
                          ======  ====== ======  ======  ======  ====== ======  ======

     Other noninterest income included the following income related to trading activities:

In millions                       1998             1997             1996
-----------                      -----            -----             ----
Foreign Exchange                 $ 126            $ 109             $ 57
Interest Rate Contracts             26                9                7
Debt and Other Securities           18                7                3
                                 -----            -----             ----
                                 $ 170            $ 125             $ 67
                                 =====            =====             ====

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

     A summary of the notional amount of the Company's off-balance-sheet credit transactions, net of participations, at December 31, 1998 and 1997 follows:

Off-Balance-Sheet Credit Risks

In millions                                   1998             1997
-----------                                 -------          -------
Commercial Lending Commitments              $44,104          $38,254
Standby Letters of Credit                     6,620            6,056
Commercial Letters of Credit                  1,548            1,945
Securities Lending Indemnifications          47,839           41,041

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

     The notional amounts for other off-balance-sheet risks express the dollar volume of the transactions; however, credit risk is much smaller. The Company performs credit reviews and enters into netting agreements to minimize the credit risk of foreign currency and interest rate risk management products. The Company enters into offsetting positions to reduce exposure to foreign exchange and interest rate risk.

     Standby letters of credit principally support corporate obligations and include $0.3 billion and $0.4 billion that were collateralized with cash and securities at December 31, 1998 and 1997. At December 31, 1998 and 1997, securities lending indemnifications were secured by collateral of $47.8 billion and $41.0 billion. At December 31, 1998, approximately $5.3 billion of the standbys will expire within one year, and the balance between one to five years.

     At December 31, 1998, approximately $60.9 billion of interest rate contracts will mature within one year, $68.5 billion between one and five years, and the balance after five years. At December 31, 1998, approximately $130.4 billion of foreign exchange contracts will mature within one year and $1.7 billion between one and five years. There were no derivative financial instruments on nonperforming status at year end 1998.

     Use of derivative financial instruments involves reliance on counterparties. Failure of a counterparty to honor its obligation under a derivative contract is a risk the Company assumes whenever it engages in a derivative contract.

     A summary of the notional amount and credit exposure of the Company's derivative financial instruments at December 31, 1998 and 1997 follows:

Derivative Financial Instruments
                                        Notional Amount      Credit Exposure
                                        ---------------      ---------------
In millions                               1998     1997       1998      1997
-----------                             ------  -------      -----    ------
Interest Rate Contracts:
Futures and Forward Contracts           $13,011  $ 5,173     $   1    $    -
Swaps                                    47,417   12,751       468       143
Written Options                          54,931   22,113         -         -
Purchased Options                        27,095   21,486       158        77

Foreign Exchange Contracts:
Swaps                                        35       69         2         4
Written Options                          45,700   45,493         -         -
Purchased Options                        45,104   45,646       683       546
Commitments to Purchase and Sell
 Foreign Exchange                        41,290   50,996       588       866
                                                            ------    ------
                                                             1,900     1,636
Effect of Master Netting Agreement                            (455)     (312)
                                                            ------    ------
Total Credit Exposure                                       $1,445    $1,324
                                                            ======    ======

     Net rent expense for premises and equipment was $101 million in 1998, $92 million in 1997, and $91 million in 1996.

     At December 31, 1998, the Company and its subsidiaries were obligated under various noncancelable lease agreements, certain of which provide for additional rents based upon real estate taxes, insurance, and maintenance and for various renewal options. The minimum rental commitments under noncancelable operating leases for premises and equipment having a term of more than one year from December 31, 1998 are as follows:

In millions                  Year ending December 31,
-----------                  ------------------------
1999                                            $  88
2000                                               74
2001                                               66
2002                                               52
2003                                               46
After 2003                                        257
                                                -----
Total Minimum Lease Payments                    $ 583
                                                =====

     In the ordinary course of business, there are various claims pending against the Company and its subsidiaries. In the opinion of management, liabilities arising from such claims, if any, would not have a material effect upon the Company's consolidated financial statements.


15.  Stock Option Plans

The Company's stock option plans ("the Option Plans") provide for the issuance of stock options at fair market value at the date of grant to officers and employees of the Company and its subsidiaries. Under the Company's 1993 Plan, options to acquire common stock may be granted in amounts that do not generally exceed, on a cumulative basis, 1% of the outstanding shares of common stock per year. Generally, each option granted under the Option Plans is exercisable between one and ten years from the date of grant.

     The Company accounts for its Option Plans under Accounting Principles Board Opinion 25. As a result, compensation cost is not recorded. If compensation cost for these plans had been based on fair value, net income would have been reduced by $24 million in 1998, $22 million in 1997, and $9 million in 1996. Also, diluted earnings per share would have been reduced by 3 cents per share in 1998, 3 cents per share in 1997, and 1 cent per share in 1996.

     The assumptions used in determining the impact of accounting for the Option Plans at fair value for 1998 are as follows: dividend yield of 3%; expected volatility of 25%; risk free interest rate of 5.16%; and expected option lives of 5 years.

     A summary of the status of the Company's Option Plans as of December 31, 1998, 1997, and 1996, and changes during the years ending on those dates is presented below:

                                1998                      1997                    1996
                       ---------------------    ----------------------     ---------------------
                                    Weighted                  Weighted                  Weighted
                                    -Average                  -Average                  -Average
                                    Exercise                  Exercise                  Exercise
Options	                  Shares       Price        Shares       Price        Shares       Price
-------                ---------   ---------     ---------   ---------     ---------   ---------
Outstanding at
 Beginning of Year    24,662,436     $10.31     24,938,428     $ 7.12     25,402,720     $ 5.94
Granted                9,206,000      29.37      7,307,500      17.30      5,185,400      11.29
Exercised             (5,273,966)      8.34     (7,346,620)      6.22     (5,604,804)      5.62
Canceled                (399,292)     22.68       (236,872)     16.90        (44,888)      9.42
                       ---------                ----------                ----------
Outstanding at
 End of Year          28,195,178      16.72     24,662,436      10.31     24,938,428       7.12
                      ==========                ==========                ==========
Options Exercisable
 at Year-end          16,414,092      10.09     15,770,652       7.33     17,803,052       5.93
Weighted-average
 Fair Value of
 Options Granted
 During the Year         $ 6.24                      $3.71                    $2.62

The following table summarizes information about stock options outstanding at December 31, 1998:

                             Options Outstanding             Options Exercisable
                     ------------------------------------   ----------------------
                                      Weighted
                                      -Average   Weighted                 Weighted
                       Number        Remaining   -Average        Number   -Average
   Range of          Outstanding   Contractual   Exercise   Exercisable   Exercise
Exercise Prices      at 12/31/98          Life      Price   at 12/31/98      Price
---------------      -----------   -----------   --------   -----------   --------
  $ 3 to  5            2,332,315     2.5 Years    $  4.35     2,332,315    $  4.35
    6 to  7            7,037,398     5.0             6.95     6,659,754       6.92
   11 to 17            9,778,899     7.6            15.02     7,377,757      14.70
   20 to 25               75,400     8.4            21.63        44,266      21.77
   27 to 30            7,477,366     9.0            27.48             -          -
   32 to 40            1,493,800     9.9            39.10             -          -
                     -----------                            -----------
  $ 3 to 40           28,195,178     7.0          $ 16.72    16,414,092    $ 10.09
                     ===========                            ===========

To the Board of Directors and Shareholders of The Bank of New York Company, Inc.
New York, New York


Report of Independent Auditors



We have audited the accompanying consolidated balance sheets of The Bank of New York Company, Inc. and subsidiaries (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Bank of New York Company, Inc. and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.




                                                     \s\ Ernst & Young LLP

New York, New York
January 29, 1999

Management's Discussion and Analysis of the Company's Financial Condition and Results of Operations
------------------------------------------------------------------------------
SUMMARY OF RESULTS

For 1998, The Bank of New York Company, Inc. (the "Company") reported record net income of $1,192 million or a record $1.53 per diluted share, compared with $1,104 million or $1.36 per diluted share in 1997 and $1,020 million or $1.20 per diluted share in 1996.

     In 1998, securities servicing fee revenues grew by 27% reaching $1 billion for the year which, when combined with 15% growth in trust and investment fees, pushed noninterest income to 58% of revenues, up from 54% a year ago. Principal drivers for securities servicing were continued strong growth in securities transaction volumes, augmented by record new business wins and the introduction of new products. Strong internal growth of 16% was spread over all of the Company's securities servicing businesses with acquisitions contributing the remainder. Revenue growth was led by ADRs, domestic and global custody, securities lending, corporate trust, UIT and execution services. Trust and investment fees were $208 million for the year, an increase of 15% over last year, as a result of focused and aggressive new business efforts. Keeping pace with the substantial increase in the Company's processing businesses, foreign exchange and other trading revenues grew to $170 million for 1998 compared with $125 million last year, reflecting the customer driven nature of this business. In 1998, net interest income on a taxable equivalent basis was $1,709 million compared with $1,890 million in 1997 and the provision for credit losses decreased to $20 million from $280 million reflecting primarily the impact of the sale of the credit card business in 1997. Additional highlights were continued strength in asset quality and the maintenance of one of the best efficiency ratios in the industry at 50.5%.

     In 1998, return on average common equity was a record 24.25% compared with 22.13% in 1997 and 19.98% in 1996, while return on average assets was 1.89% compared with 1.86% in 1997 and 1.90% in 1996.

     Tangible diluted earnings per share (earnings before the amortization of goodwill and intangibles) were $1.62 per share in 1998 compared with $1.45 per share in 1997. Tangible return on average assets was 2.06% in 1998 and 2.04% in 1997 and tangible return on average common equity was 37.13% in 1998 compared with 31.78% in 1997.

     In 1997, revenues from the Company's securities servicing business grew 21% to $790 million. This reflects strong internal growth of 16%, with increases in all businesses. ADRs, stock transfer, corporate trust, and mutual funds were particularly strong. Fees from cash processing were up 14% in 1997 to $239 million. Trust and investment management grew 12% over 1996 to $181 million reflecting new business and generally strong markets. In 1997, net income on a taxable equivalent basis totaled $1,890 million compared with $1,999 million in the prior year. The decline is primarily attributable to the sale of the credit card operations and the stock buyback program, partially offset by growth in corporate lending. The provision for credit losses decreased to $280 million from $600 million due largely to the sale of credit card receivables. Operating expenses continued to remain under good control.

     In 1996, revenues from the Company's securities servicing business grew 59% to $655 million. This significant increase reflected strong internal growth as well as the acquisition of the corporate trust business of NationsBank and the custody businesses of BankAmerica and J.P. Morgan. All areas of securities processing contributed to an internal growth rate of 14% with ADRs, corporate trust, and government securities clearance particularly strong. Fees from cash processing were up 11% to $209 million. Trust and investment management fees grew 18% over the prior year to $161 million. In 1996, net interest income on a taxable equivalent basis declined to $1,999 million reflecting the sale of the $3.4 billion AFL-CIO Union Privilege affinity credit card portfolio. The provision for credit losses increased to $600 million in 1996 due largely to a deterioration in the Company's credit card portfolio. Operating expenses were strictly controlled.

NET INTEREST INCOME

Dollars in millions                           1998          1997         1996
-------------------                           ----          ----         ----
Net Interest Income on a Taxable
 Equivalent Basis                           $1,709        $1,890       $1,999
Net Interest Rate Spread                      2.22%         2.88%        3.37%
Net Yield on Interest-Earning Assets          3.24          3.89         4.35

For 1998, net interest income on a taxable equivalent basis amounted to $1,709 million compared with $1,890 million in 1997. Average earning assets were $52.8 billion up from $48.5 billion in 1997 reflecting increased customer driven deposits from the Company's global securities servicing business as well as increased corporate lending. Average loans were $38.3 billion in 1998 compared with $36.6 billion in 1997. The increase in loans was primarily in the special industries lending divisions and asset based lending. The net interest rate spread and yield were 2.22% and 3.24% in 1998 compared with 2.88% and 3.89% in 1997. The decrease in net interest income, net interest rate spread, and yield from 1997 reflect the impact of the sale of the Company's credit card operations and the financing of the stock buyback program.

     On a taxable equivalent basis, net interest income was $1,890 million in 1997. Average loans were $36.6 billion in 1997 down from $36.7 billion in 1996. Year end 1997 loans were $34.5 billion down from $36.1 billion in 1996 reflecting the sale of $5.3 billion of credit card receivables partially offset by increased corporate lending. The net interest rate spread and yield were 2.88% and 3.89% in 1997 compared with 3.37% and 4.35% in 1996. These declines were primarily attributable to the sale of the credit card portfolio. The decline in the net yield also reflected the financing of the stock buyback program.

     On a taxable equivalent basis, net interest income was $1,999 million in 1996. Average loans grew 4% to $36.7 billion in 1996. Year end 1996 loans decreased 2% to $36.1 billion reflecting the sale of $3.4 billion of credit card receivables in the second quarter of 1996. The declines in the net interest income, net interest rate spread, and yield were primarily attributable to the sale of the credit card portfolio and the financing of the stock buyback program.

     Interest income would have been increased by $10 million, $10 million, and $11 million if loans on nonaccrual status at December 31, 1998, 1997, and 1996 had been performing for the entire year.


NONINTEREST INCOME

A wide range of securities servicing, cash processing services, trust and investment fees, other fee-based services, and trading activities provide noninterest income. Revenues from these activities were $2,283 million in 1998, compared with $2,137 million in 1997 and $2,130 million in 1996.

     Securities servicing fees were $1 billion, $790 million, and $655 million in 1998, 1997, and 1996. Cash processing fees, principally funds transfer, deposit services, and trade finance, were $256 million in 1998, $239 million in 1997, and $209 million in 1996. Funds transfer fees were ahead a strong 13% and cash management fees were up by 7%, while revenues from the trade finance business were flat compared to 1997. Trust and investment management fees were $208 million in 1998, $181 million in 1997, and $161 million in 1996. Service charges and fees were $326 million in 1998, compared with $354 million in 1997 and $421 million in 1996. For further discussion of fee revenue see Segment Profitability.

     Securities gains totaled $175 million, $136 million, and $97 million in 1998, 1997, and 1996.

     Other noninterest income was $318 million in 1998, $437 million in 1997, and $587 million in 1996. Profits from foreign exchange and other trading activities were $170 million, $125 million, and $67 million in 1998, 1997, and 1996. In 1998, other noninterest income included a $29 million pre-tax gain on the sale of the Company's property at 48 Wall Street. In 1997 and 1996, other noninterest income included pre-tax gains on the sale of credit card portfolios of $177 million and $400 million. Other noninterest income also includes pre-tax gains of $27 million in 1997 and $21 million in 1996 related to the sale of portions of the Company's interest in Wing Hang Bank, Ltd.


NONINTEREST EXPENSE AND INCOME TAXES

Total noninterest expense was $1,928 million in 1998, $1,874 million in 1997, and $1,835 million in 1996. Salaries and employee benefits increased 11% to $1,178 million in 1998 primarily due to acquisitions, new business growth and technology spending. Noninterest expense for 1998 includes $33 million, approximately 3 cents per share, related to making computer systems Year 2000 compliant. Net occupancy and furniture and fixture expenses decreased by a combined $9 million to $252 million. Other expenses fell by 9% in 1998 to $498 million.

     Total noninterest expense increased 2% in 1997 compared with 1996, principally due to acquisitions of securities servicing and asset based lending businesses and the sale of the credit card business. Salaries and employee benefits increased 5% in 1997 to $1,066 million. Net occupancy and furniture and fixture expenses increased by a combined $1 million to $261 million in 1997. Other expenses fell by 3% in 1997 to $547 million. Year 2000 expenses were $18 million.

     The efficiency ratio was 50.5% in 1998 compared with 50.2% in 1997 and 50.5% in 1996. The efficiency ratios exclude the gains on the sale of the credit card portfolios in 1997 and 1996.

     The Company's consolidated effective tax rates for 1998, 1997, and 1996 were 35.2%, 36.4%, and 38.3%. The 1998 rate decreased compared with 1997 due to higher non-taxable income and larger deductions for trust preferred securities partially offset by higher state and local taxes. The 1997 rate decreased due to larger deductions for trust preferred securities in addition to the reduced impact of state and local taxes.


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

     Average savings, time, and noninterest-bearing deposits increased slightly by $159 million in 1998. Medium-term notes increased slightly by $140 million and foreign deposits increased by $1.5 billion. The increase in foreign deposits primarily relates to the Company's European based securities servicing business. More volatile sources of interest-bearing deposits and borrowings increased by $1.9 billion.

     In 1998, the Company's average commercial paper borrowings were $1.1 billion compared with $602 million in 1997. The Company has backup lines of credit of $350 million at financial institutions supporting these borrowings.

     The following comments relate to the information disclosed in the Consolidated Statements of Cash Flows.

     Cash flows from earnings and other operating activities were $1.6 billion in 1998, compared with $0.8 billion and $0.9 billion in 1997 and 1996. The increase in 1998 cash flows from operations was principally the result of changes in trading activities. In 1997, cash flow from operations declined slightly as increased use of cash for trading activities was offset by changes in accruals and other.

     In 1998, cash used by investing activities was $5.2 billion as compared to $3.2 billion used by investing activities in 1997. In 1998, additions to commercial loans and interest-bearing deposits were partially offset by sales of securities. In 1997, additions to commercial loans, securities and federal funds sold and securities purchased under resale agreements, were partially offset by the sale of credit card loans. The 1996 cash flows provided by investing activities were $0.1 billion, reflecting the sale of credit card loans offset by additions to loans, securities and interest-bearing deposits.

     Cash provided by financing activities was $1.9 billion, $2.0 billion, and $0.4 billion in 1998, 1997, and 1996 as the Company used deposits to finance its investing activities. In 1998, 1997, and 1996, financing activities used cash to buy back the Company's common shares, and provided cash through the issuance of trust preferred securities. Federal funds purchased and securities sold under repurchase agreements were a net use of funds in 1998 and 1996 while a net source of funds in 1997.

     Restrictions on the ability of the Company to obtain funds from its subsidiaries are discussed in Note 10 to the Consolidated Financial Statements.


CAPITAL RESOURCES

Shareholders' equity was $5,448 million at December 31, 1998, compared with $5,002 million at December 31, 1997 and $5,127 million at December 31, 1996. In July 1998, the Company increased its quarterly common stock dividend to 14 cents per share, up 17% from the beginning of 1997. During 1998, the Company retained $789 million of earnings and issued $300 million of trust preferred securities and $335 million of medium term notes. In addition, the conversion of warrants provided $333 million in capital. The Company also repurchased
32.5 million common shares for $976 million. In 1999, the Company plans to buy back 18 million shares.

     In 1997, the Company retained $721 million of earnings and issued $400 million of trust preferred securities. Warrant holders converted 3 million warrants into 22 million common shares, providing $169 million in capital. In addition, 58 million common shares were repurchased for $1.2 billion and $111 million in preferred stock was redeemed.

     In 1996, the Company retained $682 million of earnings and issued $600 million of trust preferred securities and $100 million of subordinated debt. Warrant holders converted 5 million warrants into 42 million common shares, providing $323 million in capital, and $114 million of subordinated debentures converted into common stock. In addition, 95 million common shares were repurchased for $1.3 billion.

     In January 1999, the Company issued $200 million of trust preferred securities. The Company has filed a shelf registration statement for up to $1.3 billion of debt, preferred stock, trust preferred securities, and common stock.

PROVISION AND ALLOWANCE FOR CREDIT LOSSES

The provision for credit losses was $20 million in 1998, compared with $280 million in 1997 and $600 million in 1996. The decrease in the provision compared with 1997 and 1996 was primarily due to the sale of credit card receivables, continued low charge-offs in the remainder of the loan portfolio, and a further reduction in nonperforming loans.

     Nonperforming assets declined by 7% to $193 million at December 31, 1998. The decrease in nonperforming assets during 1998 is attributable to charge-offs and writedowns of $18 million and paydowns, sales, and returns to accrual status of $79 million. The decrease was partially offset by $82 million of loans placed on nonperforming status.

     The following table shows the distribution of nonperforming assets at December 31, 1998 and 1997:

Dollars in millions                     1998        1997       Change
-------------------                    -----      ------      ---------
Category of Loans:
Commercial Real Estate                 $  26      $   35          (26)%
Other Commercial                          65          65            -
Foreign                                   53          34           56
Regional Commercial                       35          59          (41)
                                       -----      ------
    Total Nonperforming Loans            179         193           (7)
Other Real Estate                         14          15           (7)
                                       -----      ------
    Total Nonperforming Assets         $ 193      $  208           (7)
                                       =====      ======

Nonperforming Asset Ratio                0.5%        0.6%

Allowance/Nonperforming Loans          355.5       331.4

Allowance/Nonperforming Assets         328.9       307.2


     Net charge-offs were $29 million in 1998, $354 million in 1997, and $455 million in 1996. In 1998, net charge-offs were mainly related to commercial loans, while net charge-offs were primarily attributable to credit card loans in 1997 and 1996. The total allowance for credit losses was $636 million and $641 million at year-end 1998 and 1997. The ratio of the total allowance for credit losses to year-end loans was 1.66% and 1.82% at December 31, 1998 and 1997 reflecting a $3.3 billion increase in loans in 1998.

     Based on an evaluation of individual credits, historical credit losses, and global economic factors, the Company has allocated its allowance for credit losses as follows:

                                   1998     1997     1996     1995     1994
                                   ----     ----     ----     ----     ----
Real Estate                           3%       4%       5%       7%       9%
Domestic Commercial and
 Industrial                          74       64       40       36       40
Consumer                              1        1        1        2        -
Credit Card                           -        -       29       23       16
Foreign                              11        7        4       11       19
Unallocated                          11       24       21       21       16
                                   ----     ----     ----     ----     ----
                                   100%     100%     100%     100%      100%
                                   ====     ====     ====     ====     ====

     Such an allocation is inherently judgmental, and the entire allowance for credit losses is available to absorb credit losses regardless of the nature of the loss

MARKET RISK MANAGEMENT

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


TRADING ACTIVITIES AND RISK MANAGEMENT

     The Company's trading activities are primarily oriented towards acting as a market maker for the Company's customers. The risk from these market making activities and from the Company's own positions is managed by the Company's traders and limited in total exposure as described below.

     The Company manages trading risk through a system of position limits, a value at risk (VAR) methodology, stop loss advisory triggers, and other market sensitivity measures. Risk is monitored and reported to senior management by an independent unit on a daily basis. The VAR methodology captures, based on certain assumptions, the potential overnight pre-tax dollar loss from adverse changes in fair values of all trading positions. The calculation assumes a one day holding period for most instruments, utilizes a 99% confidence level, and incorporates the non-linear characteristics of options. This methodology does not attempt to evaluate risk created from extraordinary financial, economic or other occurrences, some of which have recently occurred, and any risk evaluation system has judgmental aspects.

     The following table indicates the calculated VAR amounts for the trading portfolio for the years ending December 31, 1998 and 1997. During these periods, the daily trading loss did not exceed the calculated VAR amounts on any given day.

(In millions)                 1998                                  1997
                  -----------------------------------  -----------------------------------
Market Risk       Average  Minimum  Maximum  12/31/98  Average  Minimum  Maximum  12/31/97
-----------       -------  -------  -------  --------  -------  -------  -------  --------
Interest Rate     $ 4.2    $ 1.5    $ 7.0    $ 4.4     $ 2.1    $ 0.4    $ 8.9     $ 2.4
Foreign Exchange    2.4      0.1      5.7      2.2       1.3      0.5      2.8       1.2
Overall Portfolio   6.6      2.8      9.7      6.6       3.4      1.4      9.7       3.6

ASSET/LIABILITY MANAGEMENT

     The Company's activities other than trading include lending, investing in securities, accepting deposits, raising money as needed to fund assets, and processing securities and other transactions. The market risks that arise from these activities are interest rate risk, and to a lesser degree, foreign exchange risk. The Company's primary market risk is exposure to movements in US dollar interest rates. Exposure to movements in foreign currency interest rates also exists, but to a significantly lower degree. The Company actively manages interest-rate sensitivity (the exposure of net interest income to interest rate movements). In addition to gap analysis, the Company uses earnings simulation and discounted cash flow models to identify interest rate exposures.

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

     The Company evaluates the effects on earnings of alternate interest rate scenarios against earnings. A base line, high and low rate scenario are considered to model interest rate sensitivity. Interest rate scenarios are obtained from an independent third party. The base line scenario for January 1999 assumes rates remain relatively flat for the first 12 months of the forecast. The high rate scenario forecasts rates increasing steadily throughout the year. Rates rise on average 138 basis points over the base line scenario. The low rate scenario assumes that rates at year end 1999 are on average 95 basis points below the baseline forecast. Additionally, 200 basis point shock scenarios are reviewed to examine the impact of large interest rate movements. Interest rate sensitivity is quantified by calculating the change in pre-tax net interest income between the three scenarios over a 12 month measurement period. Net interest income as calculated by the earnings simulation model under the base line scenario becomes the standard. The measurement of interest rate sensitivity is the percentage change in net interest income calculated by the model under high rate versus base line scenario and under low rate versus base line scenario. These scenarios do not include the strategies that management could employ as rate expectations change.

     The Company's policy limit for fluctuations in pre-tax net interest income resulting from either the high rate or low rate scenario under the earnings simulation model is 6%. Based on the January 1999 outlook, if interest rates were to rise to follow the high rate scenario, net interest income would be positively affected by 2.45%. If interest rates were to follow the low rate scenario, net interest income would be negatively affected by 4.59% (assuming management took no action). Assuming that the up or down 200 basis point scenarios occurred, net interest income would increase 2.95% in the upward shock and be negatively affected by 3.93% in the downward shock.

     To manage foreign exchange risk, the Company funds foreign currency-denominated assets with liability instruments denominated in the same currency. The Company utilizes various foreign exchange contracts if a liability denominated in the same currency is not available or desired, and to minimize the earnings impact of translation gains or losses created by investments in overseas markets. The foreign exchange risk related to the interest rate spread on foreign currency-denominated asset/liability positions is managed as part of the Company's trading activities. The Company uses forward foreign exchange contracts to protect the value of its net investment in foreign operations. At December 31, 1998, net investments in foreign operations approximated $375 million and were spread across 13 foreign currencies.

     The Company's equity investments of $1.7 billion at December 31, 1998 primarily consisted of venture capital investments, equity positions from debts previously contracted, equity positions in other financial institutions, and minority interests in various subsidiaries. The majority of these long-term investments are of a long-term strategic nature and accordingly the Company does not view fluctuations in the market prices of these securities as having a material impact on the Company's operations. Changes in prices for marketable equity securities are reflected in the Statements of Changes in Shareholders' Equity. All equity investments are evaluated on a regular basis for permanent impairment.


SEGMENT PROFITABILITY

Segment Data

     The Company has adopted a new accounting pronouncement requiring disclosure about the Company's segments based on a management approach. The Company has an internal information system that produces performance data for its four segments along product and service lines.

     The Trust, and Securities and Cash Processing segment provides a broad array of fee based services. Trust includes personal trust and investment management. Securities servicing includes services to both institutional issuers and investors. Cash processing products primarily relate to funds transfer, deposit services and trade finance.

     The Corporate Banking segment provides lending services, including asset based financing, to domestic and international commercial enterprises.

     The Retail Banking segment includes consumer lending, residential mortgage lending, and retail deposit services.

     The Financial Markets segment includes trading, investing and leasing activities, and treasury services to other segments.

     The Company's segment data has been determined on an internal management basis of accounting, other than the generally accepted accounting principles used for consolidated financial reporting. These measurement principles ensure that reported results of the segments track their economic performance. Segment results are subject to restatement whenever improvements are made in the measurement principles or organizational changes are made.

     The measure of revenues and profit or loss by operating segment has been adjusted to present segment data on a taxable equivalent basis. The provision for credit losses allocated to each reportable segment is based on management's judgment as to average credit losses that will be incurred in the operations of the segment over a credit cycle of a period of years. Management's judgment includes the following factors among others: historical charge-off experience and the volume, composition and growth of the loan portfolio. This method is different from that required under generally accepted accounting principles as it anticipates future losses which are not yet probable and therefore not recognizable under generally accepted accounting principles. Assets and liabilities are match funded. Support and other indirect expenses are allocated to segments based on general guidelines.

     The segments contributed to the Company's profitability as follows:

In Millions           Trust, and
                      Securities
For the Year Ended     and Cash   Corporate  Retail  Financial Reconciling  Consolidated
December 31, 1998     Processing   Banking   Banking  Markets    Items*        Total
------------------    ----------  ---------  ------- --------- -----------  ------------
Net Interest Income     $ 401      $ 677     $ 486    $  94      $  (7)       $1,651
Provision for
  Credit Losses             -        114         7        7       (108)           20
Noninterest Income      1,579        305        73      252         74         2,283
Noninterest Expense     1,045        251       310       66        256         1,928
                        -----      -----     -----    -----      -----        ------
Income Before Taxes     $ 935      $ 617     $ 242    $ 273      $ (81)       $1,986
                        =====      =====     =====    =====      =====        ======

Average Assets          5,339     34,460     4,527   17,286      1,529        63,141

In Millions           Trust, and
                      Securities
For the Year Ended     and Cash   Corporate  Retail  Financial Reconciling  Consolidated
December 31, 1997     Processing   Banking   Banking  Markets     Items*        Total
------------------    ----------  ---------  ------- --------- -----------  ------------
Net Interest Income     $ 343      $ 585     $ 844    $  66      $  17        $1,855
Provision for
  Credit Losses             -         95       285        -       (100)          280
Noninterest Income      1,305        252       163      186        231         2,137
Noninterest Expense       901        224       444       59        246         1,874
                        -----      -----     -----    -----      -----        ------
Income Before Taxes     $ 747      $ 518     $ 278    $ 193      $ 102        $1,838
                        =====      =====     =====    =====      =====        ======

Average Assets          5,088     28,843     8,119   15,963      1,229        59,242

In Millions           Trust, and
                      Securities
For the Year Ended     and Cash   Corporate  Retail  Financial Reconciling  Consolidated
December 31, 1996     Processing   Banking   Banking  Markets     Items*         Total
------------------    ----------  ---------  ------- --------- -----------  ------------
Net Interest Income     $ 282      $ 544     $1,101    $  61      $ (27)       $1,961
Provision for
  Credit Losses             1         96        454        -         49           600
Noninterest Income      1,091        258        221      138        422         2,130
Noninterest Expense       791        215        579       46        204         1,835
                        -----      -----     ------    -----      -----        ------
Income Before Taxes     $ 581      $ 491     $  289    $ 153      $ 142        $1,656
                        =====      =====     ======    =====      =====        ======

Average Assets          3,873     24,733     11,991   11,871      1,179        53,647


* - Reconciling items for net interest income primarily relate to the recording of interest income on a taxable equivalent basis, reallocation of capital and the funding of goodwill. Reconciling items for noninterest income primarily relate to gains on the sale of the Company's credit card operation, sales of interest in Wing Hang Bank and other securities and the sale of a building. Reconciling items for noninterest expense include $101 million, $105 million, and $105 million of goodwill amortization in 1998, 1997, and 1996, and corporate overhead. The adjustment to the provision for credit losses reflects the difference between the aggregate of the credit provision over a credit cycle for the reportable segments and the Company's recorded provision. The reconciling items for average assets consist of goodwill and other intangible assets.

Segment Highlights

     In the Trust, and Securities and Cash Processing segment, securities servicing fees increased to $1 billion as compared with $790 million in 1997 and $655 million in 1996. All of the Company's businesses have shown strong internal growth with ADRs, global custody, domestic custody, UIT, stock transfer, securities lending, corporate trust, and execution services performing particularly well in 1998. In addition to internal growth, the increase reflects the late 1997 acquisition of ESI and in 1998 several small corporate trust businesses and a clearing business. Fee revenues from issuer services grew to $422 million in 1998, up from $309 million in 1997 and $223 million in 1996. The Company's ADR business benefited from record depositary receipt trading volume on US exchanges which grew 27% in 1998. In addition, the Company was named as agent on 162 new programs from 43 countries, or 80% of all new sponsored depositary receipt programs in 1998. Investment company services increased to $338 million in 1998, as compared to $268 million in 1997 and $240 million in 1996. Domestic and global custody continued to gain momentum from significant new business wins in the mutual funds and insurance industries. Broker/dealer services in 1998 were $240 million, up from $213 million in 1997 and $191 million in 1996.

     Fees from cash processing in 1998 increased to $256 million over 1997's $239 million and 1996's $209 million. Funds transfer fees were particularly strong in 1998, growing by 13% to $94 million, with cash management fees ahead of the prior year by 7%, reaching $46 million. Funds transfer fees in 1997 and 1996 were $83 million and $70 million, while cash management fees totaled $43 million and $38 million. Fees from trust and investment management grew to $208 million in 1998, as compared to $181 million in 1997 and $161 million in 1996, reflecting new business growth and generally strong markets.

     Net charge-offs in the Trust, and Securities and Cash Processing segment were zero in 1998 and 1997 and $1 million in 1996. The rise in noninterest expense is consistent with the increase in growth as well as the added salary and other expenses from acquisitions.

     The Corporate Banking segment's net interest income has demonstrated a consistently upward trend from $544 million in 1996 to $585 million in 1997 and increasing by 16% to $677 million in 1998, reflecting strong loan growth over the past three years in addition to acquisitions of asset based lending businesses in 1998 and 1997. In 1998, Special Industries lending increased 16% over the prior year, while Regional Commercial lending was up 10% over 1997.

     The 1998 provision for credit losses reflects the growth in the loan portfolio. Net charge-offs in the Corporate Banking segment were $16 million, $75 million, and $1 million in 1998, 1997, and 1996. The 21% increase in noninterest income to $305 million in the current year reflects higher asset based lending revenue following the acquisitions of UK asset based lending businesses. Syndication fees in 1998 increased nearly 33% over 1997. This trend was offset by continued lower income from the Company's offshore banking subsidiaries. The increase in 1998's noninterest expense is also partially attributable to acquisitions related to the Company's asset based lending business.

     The decreases in the Retail Banking segment's net interest income, provision for credit losses, noninterest income, and noninterest expense in 1998 and 1997 are principally due to the sale of a portion of the Company's credit card operation in 1996 and the remainder in 1997. Net interest income in the branch banking network has been negatively impacted by the declines in the value of noninterest bearing sources of funds in a declining rate environment.

     Net charge-offs were $5 million, $280 million and $452 million in 1998, 1997, and 1996. Operating expenses relating to branch banking decreased in the current year, due in part to the sale of 11 retail branches in late 1997.

     In the Financial Markets segment, net interest income increased 10% from 1996's $61 million to $66 million in 1997 followed by a 42% increase to $94 million in 1998. Noninterest income rose from $138 million in 1996 to $186 million in 1997 to $252 million in 1998, a 35% increase in each of the last two years, reflecting increases in foreign exchange and other trading revenue. Strong equity markets resulted in increased securities gains included in noninterest income in 1998 and 1997. Net charge-offs were $7 million in 1998 and zero in 1997 and 1996. The increase in noninterest expense in 1998 and 1997 reflects increased compensation expense associated with the expansion of the Company's trading activities.

Foreign Operations

The Company's foreign activities consist of banking, trust, and processing services provided to customers domiciled outside of the United States, principally in Europe and Asia. There were no major customers from whom revenues were individually material to the Company's performance.

                          1998                               1997                                1996
          ------------------------------------ ---------------------------------- ----------------------------------
                      Income                              Income                             Income
                      Before                              Before                             Before
Geographic            Income      Net     Total           Income     Net    Total            Income     Net    Total
Data        Revenues   Taxes   Income    Assets Revenues   Taxes  Income   Assets Revenues    Taxes  Income   Assets
----------  --------  ------  -------  -------- --------  ------  ------  ------- --------  -------  ------  -------
Domestic      $4,620  $1,806   $1,076   $49,564   $4,621  $1,669  $  997  $48,306  $4,933    $1,452  $  905  $46,506
Europe           662     101       65     6,912      424      35      22    3,554     230        66      37    3,413
Asia             239      22       14     3,349      311      81      51    3,614     239        76      43    2,835
Other            272      57       37     3,678      341      53      34    4,487     311        62      35    3,011
            --------  ------  -------  -------- --------  ------  ------  ------- --------  -------  ------  -------
Total         $5,793  $1,986   $1,192   $63,503   $5,697  $1,838  $1,104  $59,961  $5,713    $1,656  $1,020  $55,765
            --------  ------  -------  -------- --------  ------  ------  ------- --------  -------  ------  -------
            --------  ------  -------  -------- --------  ------  ------  ------- --------  -------  ------  -------

LOANS

The following table shows the Company's loan distribution at the end of each of the last five years:

In millions                                1998      1997      1996      1995      1994
-----------                                ----      ----      ----      ----      ----
Domestic
Commercial and Industrial Loans*        $13,626   $12,585   $11,780   $10,925   $10,144
Real Estate Loans
  Construction and Land Development         271       208       139       118       125
  Other, Principally Commercial
   Mortgages                              2,691     2,669     2,645     2,741     2,743
  Collateralized by Residential
   Properties                             3,010     3,091     2,905     2,815     2,730
Banks and Other Financial
 Institutions                             1,788     1,899     1,650     1,953     1,289
Loans for Purchasing or Carrying
 Securities                               3,612     3,479     3,695     3,068     2,339
Asset Based Lending                       2,007     1,844     1,064     1,100     1,005
Lease Financings                          2,566     1,953     1,688     1,503     1,308
Consumer Loans                            1,243     1,197     6,605     9,859     8,546
Other                                       420       341       249       235        74
Less: Unearned Income                       895       703       557       486       468
                                        -------   -------   -------   -------   -------
    Total Domestic                       30,339    28,563    31,863    33,831    29,835
                                        -------   -------   -------   -------   -------
Foreign
Commercial and Industrial Loans           3,349     2,872     2,465     1,784     1,529
Banks and Other Financial
 Institutions                             1,476     1,756     1,060       828       672
Lease Financings                          3,174     2,488     1,917     1,237     1,033
Asset Based Lending                       1,310       453       129       122        76
Government and Official Institutions        192       110       414       227       212
Other                                        21        97        79       146       128
Less: Unearned Income                     1,475     1,212       921       488       402
                                        -------   -------   -------   -------   -------
    Total Foreign                         8,047     6,564     5,143     3,856     3,248
                                        -------   -------   -------   -------   -------
 Less: Allowance for Credit Losses          636       641       901       756       792
                                        -------   -------   -------   -------   -------
     Net Loans                          $37,750   $34,486   $36,105   $36,931   $32,291
                                        =======   =======   =======   =======   =======

* The commercial and industrial loan portfolio does not contain any industry concentration which exceeds 10% of loans.


QUARTERLY DATA                                      UNAUDITED

                                   1998                                1997
                      -------------------------------     ------------------------------
Dollars in millions,  Fourth   Third   Second   First     Fourth  Third   Second   First
 except per share
 amounts

Interest Income        $ 900   $ 906    $ 870   $ 834     $ 839   $ 921    $ 912   $ 887

Interest Expense         468     491      462     439       439     435      431     399
                       -----   -----    -----   -----     -----   -----    -----   -----
Net Interest Income      432     415      408     395       400     486      481     488
                       -----   -----    -----   -----     -----   -----    -----   -----

Provision for Credit
 Losses                    5       5        5       5       100      60       60      60

Noninterest Income       597     572      561     553       689     504      489     455

Noninterest Expense      507     481      472     467       491     473      465     446
                       -----   -----    -----   -----     -----   -----    -----   -----
Income Before
 Income Taxes            517     501      492     476       498     457      445     437

Income Taxes             179     175      172     172       181     165      162     160

Distribution on Trust
  Preferred Securities    25      25       25      20        19      19       14      12
                       -----   -----    -----   -----     -----   -----    -----   -----
Net Income             $ 313   $ 301    $ 295   $ 284     $ 298   $ 273    $ 269   $ 265
                       =====   =====    =====   =====     =====   =====    =====   =====
Net Income
 Available to
 Common Shareholders   $ 313   $ 301    $ 295   $ 284     $ 296   $ 270    $ 266   $ 263
                       =====   =====    =====   =====     =====   =====    =====   =====
Per Common Share Data:
  Basic Earnings       $0.41   $0.40    $0.39   $0.38     $0.40   $0.36    $0.35   $0.34

  Diluted Earnings      0.40    0.39     0.38    0.36      0.37    0.34     0.33    0.32

  Cash Dividends        0.14    0.14     0.13    0.13      0.13    0.12     0.12    0.12

  Stock Price
    High               40.25   33.97    33.25   32.06     29.25   24.56    23.94   21.00

    Low                25.69   24.50    28.31   26.69     23.00   22.16    16.94   16.56

Ratios:
  Return on Average
   Common
   Shareholders'
   Equity              23.88%  24.19%   24.03%  24.99%    23.73%  22.06%   21.84% 20.90%

  Return on Average
     Assets                1.86    1.86     1.90    1.93      1.95    1.81     1.83   1.86

YEAR 2000 READINESS

The Company's Year 2000 compliance program consists of updating major Company-owned application systems, business-area supported systems, and the Company's proprietary customer software and evaluating the Year 2000 compliance efforts of vendors of major vendor-supplied systems. The Company's compliance efforts have also focused on assessing the Year 2000 readiness of its major service providers, business partners, and borrowers as well as contingency planning.

     The Company has divided its major proprietary applications systems into three business line groups. The applications in each group were subjected to a four-phase process of assessment, renovation, certification testing, and implementation. All critical systems have completed all four phases. Compliant versions of substantially all these applications are currently in use. Major business-line products are being made available in isolated future-dated environments for customers to test their interfaces and to assure themselves of the Company's compliance.

     The Company has identified its critical vendor-supplied systems. These systems have been internally certified as Year 2000 compliant in accordance with the Company's internal certification procedures.

     Remediation of the Company's proprietary customer software has been completed. Installation on client desktop computers is expected to be complete by July 1999. Customers have been advised of their obligation to assure that their environments are compliant in order for the Company's software to function correctly during and after the century date change.

     The Company has completed an initial evaluation of its significant business partners, including other financial service providers, correspondents, counterparties, sub-custodians, vendors and settlement agencies, for the purpose of assessing their Year 2000 compliance. The Company is currently satisfied with the progress and Year 2000 readiness programs of each significant third party. The Company will continue to monitor the readiness and progress of these parties throughout 1999. The Company is prepared to replace service providers that are seen as not managing the Year 2000 issue adequately.

     The Company considers Year 2000 readiness in its credit decisions and factors this into borrower ratings. Based on a review of significant obligors, the Company believes that exposure to obligor Year 2000 problems does not present a material risk to the Company.

     The Company's personal computers and physical facilities considered critical to the Company's operations are expected to be upgraded to Year 2000 readiness by the end of July 1999.

     The Company's contingency plans relating to Year 2000 issues include the identification and assessment of the impact of various worst case scenarios on the critical operational components for each of the Company's business units. The Company is in the process of reviewing the applicability of its current contingency plan, which includes creation of command centers, establishment of special rapid response technology teams, scheduling availability of key personnel, testing and simulation activities, offsite data center facilities, and emergency backup power, and expects to complete modifications to the Plan by June 30, 1999.

     Overall the Company's Year 2000 compliance program is on or ahead of schedule to meet the needs of its customers and compliance deadlines defined by its regulators. The estimated cost of the Year 2000 project is approximately $82 million. In 1998 and 1997, the Company spent $33 million and $18 million for a total of $51 million through December 31, 1998.

     A material Year 2000 problem could result in an interruption in, or a failure of, certain normal business activities or operations. Such problems could materially and adversely affect the Company's results of operations, liquidity and financial condition. Due to the general uncertainty inherent in the Year 2000 problem, resulting in part from the uncertainty of the Year 2000 readiness of suppliers, customers and other business partners, as well as companies with which the Company does not have direct business relations, the Company is unable to determine at this time whether the consequences of the Year 2000 failures will have a material impact on the Company's results of operations, liquidity or financial condition. The Year 2000 compliance program is intended to significantly reduce the Company's level of uncertainty about the Year 2000 problem and, in particular, about the Year 2000 compliance and readiness of its material business partners. The Company believes that, with completion of its Year 2000 compliance program as scheduled, the possibility of significant interruptions of normal operations should be reduced. However, because of the unprecedented nature of this issue, there can be no certainty as to its impact.


FORWARD LOOKING STATEMENTS

     Readers are cautioned that forward looking statements should be read in conjunction with the Company's Form 10-K disclosure under the heading "Forward Looking Statements."

Securities Servicing and Cash Processing
----------------------------------------

The Bank of New York delivers comprehensive solutions for investors and issuers worldwide through an extensive array of products and services, outstanding client relationship management and creatively applied technology. Through our global operations centers and superior global network, we deliver unmatched services to clients in their own time zones and languages. Overall these businesses contributed 37% of total bank earnings.

Investment Lifecycle

In 1998, we continued the transition from basic portfolio servicing to supporting the entire investment lifecycle. Through recent acquisitions and product enhancements, we support investment decisions, execution and portfolio analysis. Our ability to offer the client a complete array of securities services has resulted in an increase in revenue of 27%.

     We offer investment managers a variety of analytical tools: AA Expert for asset allocation, DR Converter (service mark) for investors in depositary receipts and Vertex for pre-trade compliance.

     When it comes to executing an investment decision, we offer the following solutions: GlobalTrade (service mark), the first ever Windows (registered trademark)-based, real-time equity trade management system, gives institutions access to more than 40 equity markets worldwide.

     Through BondNet (service mark), we provide the bond market with the most advanced electronic trading systems available today. For trade settlements requiring foreign currency, we provide FX Execution.

     We continue to improve our capabilities and efficiency through major system developments such as our Securities Information Warehouse, a common repository for pricing and information on securities we hold for clients. Our acquisition of a majority interest in EVEREN Clearing, now known as BNY Clearing, marks our entry into the correspondent clearing business. And our acquisition of the UK-based institutional custody and unit trust trusteeship business of Coutts & Co. further enhances the products we offer.

     The last phase of the investment lifecycle is portfolio analysis. Our lnformPA platform provides on-line access to a comprehensive array of performance and analytic services. For post trade compliance reporting, we offer BNY Compliance (service mark). And finally, our BNY Value at Risk product assists in analyzing portfolio risk.

     Other service introductions during 1998 included INFORM, which provides clients with enhanced on-line information and real-time brokerage and execution services via the Internet, and STEP (Straight-Through Execution and Processing) which connects and integrates all securities processing products, services and systems onto a single platform.

INVESTOR SERVICES

The need to maximize investment performance, coupled with the rising costs of portfolio servicing, has prompted many institutional investors to reevaluate their investment approach. As a leading provider of global investor services, The Bank of New York delivers comprehensive services to help clients attain their strategic goals. We have the global network, local market expertise, resources and advanced technology to support our clients' safekeeping, trade settlement, risk management and reporting needs wherever the client may be invested.

Custody

We continue to maintain our leadership position as a global custodian throughout the world. We are well positioned to take advantage of continuing industry consolidation as well as the increasing reliance on outsourcing, as companies turn to experts who offer services requiring scale and significant technology investments. Our clients include insurance companies, central banks, mutual funds, commercial banks and government agencies. We are also one of the largest providers of trustee and custody services to clients with multiple investment portfolios such as pension funds, foundations, endowments, public funds and Taft-Hartley funds.

     The Bank's international network of branches and representative offices ensures that we maintain both a strong global presence as well as a complete understanding of regional markets. We are one of the largest global custodians in the world. Assets under custody grew 30% in 1998 to more than $5.1 trillion. The 88 markets in which we operate enable us to offer one of the most extensive and highly rated sub-custodian networks in the world.

Securities Lending

In 1998, we leveraged our industry expertise, exceptional distribution network and capital markets orientation to provide clients with the highest securities lending returns available in the marketplace. We increased our market share and overall outstanding securities lending activity by nearly 15%, which ranks us among the largest bank agents in the world. During the second half of 1998, we formed Wall Street Portfolio Advisors, a separate and highly focused securities lending unit which immediately added 20 new client relationships. Growth was also driven by our increasing presence in the foreign central bank market and expansion of lendable assets from new and existing customers.

Broker/Dealer Services

We remain the largest clearer of government agency and mortgage-backed securities, as well as the largest tri-party collateral agent for broker/dealer financing activities.

     In 1998, we added a record number of new tri-party relationships and continued to see significant growth in our global collateral management service for international investors. Securities collateral under administration reached a record $300 billion. Moreover, collateral under administration increased more than 20% since year-end 1997 and clearance transactions grew more than 15%.

Mutual Fund and Unit investment Trust Services

As one of the world's largest custodians for the mutual funds industry, we develop solutions for our clients that can include worldwide custody, portfolio accounting/administration and cash management services. Growth in non-US custody, investment accounting services and offshore fund administration has fueled mutual fund revenue increases. For non-US registered mutual funds, we provide global solutions through our offices in Dublin, Grand Cayman and Luxembourg.

     In 1998, we recorded a 20% growth in fund assets under custody, reaching over $750 billion. During 1998, we added ten new fund manager appointments and increased the number of portfolios serviced to over 1,700.

     Unit Investment Trust continues to benefit from the issuance of new equity trusts by our major sponsors, which was evidenced by our 17% growth.

Trade Execution Services

Through our subsidiary BNY ESI & Co., Inc., we provide institutional investors with a complete range of products and services which capture value at every point of the trading process, improving overall performance and profitability. These include execution and commission management services, as well as clearing and settlement, which provides follow through and control from order entry to settlement.


ISSUER SERVICES

The Bank offers a complete line of services to satisfy the specialized needs of global securities issuers, including debt and equity issuance, reorganization and proceeds management. Through our international network of offices in 26 countries, we provide solutions to the challenges faced by corporations, governments and municipalities worldwide.

Depositary Receipt Services

We are the leader in servicing American (ADRs) and Global (GDRs) depositary receipts, which enable US and non-US investors to purchase dollar-denominated equity securities of non-US companies, and provide the issuers of these securities access to the US and European capital markets.

     1998 was a record year for our depositary receipt (DR) business. We won over 80% of all new issues that came to market in more than 40 countries. The Bank currently issues depositary receipts for more than 1,200 programs representing over 65 countries. This accounts for 62% of all public DR programs. In addition, we currently serve 185 GlobalBuyDIRECT (service mark) programs, a direct purchase and sale plan for investors in depositary receipts of non-US companies. DR revenues increased by more than 30% as we benefited from the growth and diversity of our DR client base, the strong increase in trading volume up 25% over 1997 and the introduction of new products and services. An important factor contributing to the increase in trading volume has been the expanded investor interest in Europe for depositary receipts traded on US or European stock exchanges.

     During 1998, we introduced several new products that will strengthen our position in the market and provide new growth opportunities.

    DR Converter (trademark) is an analytical product that allows investors to evaluate the cost advantage of purchasing DRs when compared to investing directly in foreign shares.

     We introduced the first real-time, market value-weighted index to track the performance of all American and global depositary receipts trading on US stock exchanges. The Bank of New York ADR Index (service mark) consists of US exchange-listed DR companies from over 35 countries with a total market capitalization of over $3 trillion. The Bank of New York ADR Index contains a composite index and four regional indices for:
Europe, Asia, Latin America and emerging markets. We will soon introduce additional indices that will review specific sectors such as Latin America telecom, European oil and gas and the Euroland index. These indices can be viewed through our web site at www.bankofnycom/adr.

     With the launch of the Euro, the Bank introduced the Euro DR, which allows companies not participating in the Euro currency to access investors who wish to trade and hold Euro-denominated shares.

     For the first time, a DR Unit was established for one of the largest telecorn privatizations. The DR Unit listed and traded on the NYSE was designed to provide current shareholders with a single exchange listed security representing ownership in the twelve companies that were created by the privatization.

     Overall, growth prospects for the DR business are excellent as investors continue their strong interest in international markets. Additional growth will develop as non-US governments continue to sell state-owned enterprises and the current global merger and acquisition activity creates new opportunities for the use of DRs.

Corporate Trust

With 67,000 issues representing more than $700 billion in securities outstanding, the Bank strengthened its leadership role in the corporate trust industry during 1998. This was further demonstrated by our appointment to serve as common depository for Euroclear and Cedel. We were able to grow our revenue over 20% by delivering the highest quality trustee and agency services to corporate and municipal debt issuers around the world. Our intensified efforts to provide trustee and other services for global structured finance products contributed substantially to this record growth. In fact, as one of the most successful providers of global corporate trust services, we have over 650 appointments for debt placements in nearly 50 countries. Our achievement in the international markets underscores our ability to support virtually every known type of global debt instrument.

     In 1998, we responded to the changing global debt markets by introducing new services for collateralized loan obligations and bond obligations as well as asset-backed commercial paper. Our Global Structured Products Unit leverages both our experience with structured financings and the Bank's unique network of global safekeeping capabilities to help issuers develop customized strategies for their programs. Our other eight corporate trust business units, Corporate Finance, Municipal Finance, International Finance, Escrow and Insurance Services, Asset-Backed Securities, Mortgage-Backed Securities, Derivative Products and Successor Management and Default Administration, support all types of debt on the market. In addition, the Bank launched a dedicated corporate trust web site (wwwbankofnycom/corptrust) and introduced on-line investor reporting for mortgage and asset-backed securities investors via the Internet (wwwbnymbs.com).

Stock Transfer

As one of the world's leading stock transfer agents, we offer a complete array of stock transfer services, including shareholder recordkeeping, dividend paying and reinvestment, proxy tabulation and exchange agent services for corporate issuers of equity securities. In addition, we provide a vast range of interrelated services, such as direct registration, direct purchase and sale plans, employee stock option plans, initial public offerings and corporate reorganization services. During the last decade, we have earned a reputation for providing sophisticated administrative, operational and technological tools, as well as the professional expertise necessary to meet the requirements of today's marketplace.

     Our shareholder base grew 20% and we added 55 transfer clients, representing nearly 1.5 million shareholders. We now serve 11.5 million shareholders for more than 550 clients. Corporate actions, such as stock split activity, spin-offs and mergers remained high and are expected to experience continued growth in 1999. Consolidation continues to fuel business growth as the trend toward outsourcing persists. While innovations in technology help to meet the demands of increased transaction volumes, they also serve to create new and enhanced technology-driven products and services. As the markets move toward a book-entry environment new opportunities to generate increased transaction fees will be realized.


CASH PROCESSING

We deliver flexible cash processing options to a diversified customer base, providing varied payment and collection methods for account funding and cash movement. Our cash products are supplemented by a full range of electronic reporting capabilities. Many of our customers have selected The Bank of New York Office Manager (trademark), a Windows (registered trademark) -based family of products, to easily obtain integrated access to the Bank's funds transfer, trade, deposit and information reporting services.

Funds Transfer

By fully automating our processing, we have realized efficiencies in funds transfer, which involves the processing of electronic payment orders. The underlying business activity reflects global trade, securities and foreign exchange transactions in which our customers are parties.

     On an average day, the Bank processes over 110,000 transactions with an aggregate value exceeding $600 billion. In 1998, our share of funds transfer transactions increased for the seventh straight year and fees were up 13%. In the last five years, we were the only bank to significantly increase our market share, growing from 6.5% to 10.6%.

Trade Services

We deliver a wide range of services that facilitate global trade flows, including letters of credit, bankers acceptances, reimbursements and government insurance programs. Our customers include corporations involved in import and export trade transactions as well as banks that deliver global trade services.

     In 1998, global economic conditions and depressed trade flows resulted in unchanged trade services revenues. We are confident that activity levels and revenues will improve throughout 1999. We have implemented several new technologies, such as document imaging technology and an Internet-based reporting product.

Cash Management

We offer a broad array of cash management solutions which include disbursement, collection and reporting services ranging from traditional check processing to sophisticated electronic services such as the realtime Electronic Data Interchange (EDI). Revenues increased 17% in 1998, well ahead of market growth.

Trust, Investment Management and Private Banking
------------------------------------------------

Our private client business produced fee revenues of $208 million, a 15% increase over the preceding year, and the third consecutive year of double-digit gains. These results were driven by an aggressive new business development effort, strong investment performance and a growing demand for sophisticated services.


     We are one of the largest bank managers of trust and investment assets in the United States. We provide a complete range of services for the affluent investor including: Personal Asset Management, Trust and Estate Administration, Personal Financial Planning, Personal and Advisory Custody and Private Banking Services. Corporations, nonprofit institutions and investment advisors have come to rely on the Bank as a premier provider of equity, fixed-income and specialty investment services, such as Short-Term Money Management (STMM) and Portfolio Transition Services. Total assets under management grew by 12% in 1998 and now exceed $48 billion.

     All of the BNY Hamilton Equity Mutual Funds outperformed their peer universe, with the Large Cap, Small Cap and International Equity Funds significantly outperforming their peers. Equity, Fixed-Income and Balanced account results for institutional portfolios all ranked in the top quartile for the year. This strong investment performance was similarly reflected in our individually managed portfolios for private clients.

     This past year we introduced the BNY Partners Fund. This "fund of funds" comprises private equities, specifically buyout, venture capital and special situation funds. Long used by institutional money managers, our fund makes private investment opportunities accessible to wealthy individuals. The potential for higher returns, high level of diversification and access to specialty advisors offered by these partnerships is increasingly attractive to wealthy individuals and families.

     Our Advisory Custody business experienced rapid growth in 1998 with assets in custody increasing 28% over 1997. This business provides investment advisors throughout the country with the sophisticated custody and reporting tools they require to serve their individual clients.

     We are well positioned for continued growth as a greater number of affluent individuals seek expert financial advice, portfolio management and customized service. Our customer base includes long-standing institutional and multigenerational personal relationships and is continuing to grow.

     We are committed to retaining our position as an industry leader through a continuing program of investment and new product introductions. In 1999, we will open two new private banking offices in New Canaan and Westport, Connecticut and will introduce new products, including planned giving services and a margin account for high net worth clients.

Corporate Banking
-----------------

The Bank is a financial partner to thousands of large domestic and multinational corporations as well as regional and middle market companies located in the tri-state area. Together with BNY Capital Markets, Inc., we provide credit and fee-based services, including commercial lending, bond underwriting and other capital markets services. The Bank also provides corporate customers with securities servicing, trade execution, cash processing, risk management, trade finance and foreign exchange services.

     The breadth of our unique product offerings provide us with a distinct competitive advantage, enhancing our ability to serve our client base. Our corporate lending franchise serves as a foundation for the cross selling of other bank services and has led to the introduction of many new product offerings. Broad relationships are the basis of our strategy, as our corporate lending clients have become major users of all of our other value-added services.

Special Industries Banking

The Bank holds a leadership position in providing financing and other corporate banking services to certain key industry sectors, including media and telecommunications, energy and public utilities, retail and apparel, and real estate. In 1998 loan volume throughout the sector showed significant growth, with particular strength in media and telecommunications, where we underwrote 47 credits as agent, totaling over $30 billion.

Financial Companies Services

Financial companies represent the Bank's largest and fastest growing market. Clients include insurance companies, mutual ftinds, banks, investment managers, broker/dealers and government agencies. We offer these companies a full array of credit and non-credit services, ranging from lending and custody to trade execution. Over 90% of our clients subscribe to more than one service, with the average customer using over six products.

US Commercial Banking

The Bank continues as a major resource to large companies. We have a sizable and diverse portfolio of commercial lending clients, ranging from traditional industrial manufacturers to national wholesale distribution and service companies. At the end of 1998, the average corporate client used more than six distinct products, up from three in 1996. And overall, 80% of our clients use more than one service.

Regional Commercial Banking

Mid-sized commercial banking customers in the tri-state area can choose from our extensive list of sophisticated banking services. These services include traditional lending, cash management, leasing, capital markets and corporate finance. Our services for these customers are supported by our extensive branch system. In addition, we offer a full range of personal and fiduciary services to the principals of these companies. The average loan outstandings in this area grew 10% in 1998.

Leasing

BNY Capital Funding LLC is one of the largest bank-owned leasing companies in the United States offering a full array of leasing products. We develop innovative and creative structuring to meet the tax-oriented equipment financing needs of our corporate customers. In 1998, we participated in over $1.6 billion in lease transactions. Through our middle market subsidiary, BNY Capital Resources Corporation, we completed $151 million in financing, providing an alternative funding source for our clients' capital acquisition needs. In 1998, we also introduced BNY Leasing Edge, offering lease financing to small businesses and middle market clients through the Bank's retail network.

Capital Markets

Your company provides capital markets and investment banking services through its BNY Capital Markets, Inc. subsidiary. Services include the structuring and syndication of credit facilities, underwriting and distribution of corporate bonds, private placement of debt securities and merger, acquisition and other financial advisory services. Two key strategic acquisitions were Mendham Capital Group, which significantly expanded our offerings in the areas of corporate bond underwriting, sales, trading and research; and Patricof & Co. Capital Corp., which enhanced our mergers and acquisitions and other specialized financial service capabilities.

     We ranked seventh among major banks acting as agent or co-agent on syndicated corporate credit facilities, up from eleventh, five years earlier, as we helped our clients raise over $200 billion in bank financing. BNY Capital Markets, Inc. also expanded corporate bond underwriting activities in 1998 and acted as a co-manager/placement agent on 41 investment grade and high yield bond transactions as compared with nine in 1997. This raised over $20 billion for our clients, up significantly from $2.4 billion in the prior year. In addition, our Municipal Securities Group, which specializes in underwriting and trading investment grade tax-exempt securities, posted strong results for the year.

International Banking

The Bank has 30 international branches and representative offices in 26 countries throughout Europe, Asia, Latin America, Australia and the Middle East and an established network of over 2,300 foreign correspondent banks. We are among the top five US issuers of import trade letters of credit and a major player in facilitating export trade transactions. In addition, our global presence provides an important marketing platform for all of our processing businesses, including depositary receipts, global custody, securities lending, cash processing and trade execution. The increased globalization of the securities markets provides us with enhanced opportunities for continued revenue growth.

Retail Banking
--------------

With its network of 359 branches in three states, the Retail Bank offers us an extensive distribution channel for our consumer products, establishing us as a leader in the suburban metropolitan regions. Today, we serve over 600,000 personal households and 140,000 small businesses, providing a full range of traditional banking services as well as a complete array of retail investment products.

     Retail banking continues to serve as a source of $14 billion in stable core deposits that assist in funding lending areas throughout the Bank. We have experienced strong market acceptance of Priority Value Banking, a package of deposit services with pricing specifically tailored to meet the needs of the individual. In 1998, we introduced new investment and fee-based products aimed at attracting new customers and solidifying relationships through cross-selling.

     In November, we launched our Direct 24 (service mark) Debit Card program. Checking customers now enjoy the convenience of direct access to their accounts not only at our ATMs, but also at supermarkets, department stores and service stations throughout our market area. Our Direct 24 (service mark) PC Banking and Bill Paying Services also provide 24-hour service to our customers. In the last two years, the number of depositors using these products has doubled, as individuals and businesses have become aware of the ease of accessing information and conducting transactions through desktop computers.

     Our Group Banking Plan provides preferred banking packages to employees of our business customers, deepening relationships with both business and individual consumers. The fee revenue growth from this program has been 20% annually for the last three years.

     Checkinvest (registered trademark), which automatically sweeps excess balances daily from a checking account to a mutual fund, continues to be a key business product. An innovation of The Bank of New York, CheckInvest accounts grew by 24% in 1998 with mutual fund balances exceeding $500 million. Continuing our commitment to deliver specialized services, we opened two Business Banking Centers in midtown Manhattan offering business consulting information to our customers. Access is available to a business site that allows customers to network with other business owners, to identify business prospects and to share ideas with other Bank clients. Customer reaction has been very positive, with checking balances increasing 14%. We plan to increase the number of dedicated branches in 1999.

     BNY Mortgage Company, LLC, provides financing for one to four family homes, condominiums and cooperative apartments through offices in the tri-state area and is the leading originator of New York State-backed loans for first-time buyers. We offer a broad range of innovative programs including loans for first-time borrowers, jumbo mortgages and reverse mortgages. During 1998 we entered into a joint venture with Alliance Mortgage Company that will enable us to significantly increase the resources committed to originating mortgages while broadening the product lines.

     The BNY Investment Centers, a third-party service provider, increased mutual fund sales volume by 13% over 1997. The expansion of financial offerings through the BNY Investment Centers is a major component of our retail strategy. Investment products such as mutual funds, fixed and variable annuities, and municipal bonds represent important opportunities for future growth.

Asset Based Lending
-------------------

The Bank is a leading provider of asset based loans through BNY Financial Corporation, our factoring and commercial finance subsidiary. Average asset based loans outstanding in 1998 were $3.2 billion, 52% higher than 1997.

     BNY Financial Corporation and its affiliates are the largest factor in Canada and the United Kingdom, and the second largest in the United States. Factoring, accounts receivable management and secured lending services are provided through our offices in New York, Boston, Atlanta, Charlotte, Los Angeles, Chicago, Dallas, Toronto and Montreal. In 1998, we consolidated our two factor and asset based lending companies in the United Kingdom into one location.

     BNY Financial Corporation supports the credit needs of firms that cannot obtain bank financing on a fully secured basis. The financing available through our asset based lending programs enables clients to secure credit with balance sheet assets, such as accounts receivable, inventory, equipment and real estate. Intangible assets such as trademarks, licenses, franchise rights and intellectual property can also be used as collateral in our programs.

     We optimize borrowing efficiency and continued growth for our clients by offering effective receivables management programs. By purchasing accounts receivables, we provide immediate working capital to fund inventory, marketing efforts or normal obligations. And, we can reduce a client's overhead by taking on certain labor-intensive, optional tasks. Clients can take advantage of these services on an individual basis or use the complete program as a total outsourcing solution.

     Continuing enhancements to our technology have increased our ability to acquire new business and serve international markets. Factored volume during 1998 reached $26.7 billion, a 60% increase over 1997 levels.

Financial Market Services
-------------------------

Financial Market Services includes the Bank's foreign exchange and interest-rate risk management products as well as our trading and investing activities. These businesses, operating around the world, benefit from the growth of our custody client base and increasing sales of products to Corporate clients both here and abroad. Revenues for 1998 reached $170 million, a 36% increase over 1997, and were driven by increased customer volumes.

Foreign Exchange

We are a premier FX provider, trading in over 100 currency markets around the world. In 1998, we expanded our global customer base by 15%, increased the total number of transactions by 23% and customer volumes by 68%.

Customized Derivative Solutions

The Bank ranks among the top US banks in derivative activity, offering a full array of currency and interest rate options, swaps and risk management solutions. We are a recognized leader in exotic option strategies worldwide.

Global Risk Management Services

In 1998, we expanded our suite of research products and now provide currency professionals with a wide array of research and technological tools for the foreign exchange market. We expanded our interest rate derivatives customer base by 40% and established a market leadership position in providing risk management products to US government agencies. In addition, we introduced six Internet accessible programs which will enable clients to evaluate market activity and risk.

BNY Overlay Associates

BNY Overlay Associates is the Bank's specialist currency overlay manager, providing investment advisory services to institutional investors. Using proprietary techniques, we manage clients' existing currency exposures with the twin objectives of managing risk and increasing overall portfolio returns. 1998 represented our most successful year in terms of client mandates and assets under management.