Form 10-K, Exhibit 13
period 1999-12-31
BANK OF NEW YORK CO INC
filed 2000-03-30
CIK 9626

<PAGE 1>




                                                                    EXHIBIT 13






                             1999 Annual Report to Shareholders

<PAGE 2>


                                FINANCIAL HIGHLIGHTS
Dollars in millions,
 except per share amounts          1999        1998       1997      1996     1995
                                   ----        ----       ----      ----     ----
Net Interest Income             $ 1,701     $ 1,651    $ 1,855   $ 1,961  $ 2,029
Noninterest Income                3,493       2,283      2,137     2,130    1,491
Provision for Credit Losses         135          20        280       600      330
Noninterest Expense               2,107       1,928      1,874     1,835    1,708
Net Income                        1,739       1,192      1,104     1,020      914
Net Income Available to
 Common Shareholders              1,739       1,192      1,095     1,010      904

Return on Average Assets           2.60%       1.89%      1.86%     1.90%    1.72%
Return on Average Common
 Shareholders' Equity             34.00       24.25      22.13     19.98    19.42
Common Dividend Payout Ratio      25.03       33.84      34.13     32.50    28.84

Per Common Share
Basic Earnings                  $  2.31     $  1.59    $  1.44   $  1.30  $  1.17
Diluted Earnings                   2.27        1.53       1.36      1.20     1.09
Cash Dividends Paid                0.58        0.54       0.49      0.42     0.34
Market Value at Year End          40.00       40.25      28.91     16.88    12.19

Averages
Securities                      $ 7,545     $ 7,154    $ 5,722   $ 5,343  $ 5,260
Loans                            38,881      38,340     36,577    36,698   35,421
Total Assets                     66,777      63,141     59,242    53,649   53,053
Deposits                         46,564      42,262     39,910    36,599   36,061
Long-Term Debt                    2,306       1,972      1,815     1,870    1,773
Minority Interest -
 Preferred Securities             1,487       1,233        830        26        -
Shareholders' Equity:
 Preferred                            -           1        103       113      115
 Common                           5,114       4,915      4,947     5,055    4,653

At Year End
Allowance for Credit Losses
 as a Percent of Loans             1.58%       1.66%      1.82%     2.44%    2.01%
Tier 1 Capital Ratio               7.51        7.89       7.92      8.34     8.42
Total Capital Ratio               11.67       11.90      11.97     12.78    13.08
Leverage Ratio                     7.20        7.46       7.59      8.70     8.46
Common Equity to Assets Ratio      6.88        8.58       8.34      8.99     9.53
Total Equity to Assets Ratio       6.88        8.58       8.34      9.19     9.74

Common Shares Outstanding
 (in millions)                  738.770     771.318    747.670   770.544  789.912
Employees                        17,735      17,157     16,494    16,158   15,810

The per common share amounts and common shares outstanding have been restated to reflect the 2-for-1 common stock splits effective July 24, 1998 and July 19, 1996.

<PAGE 3>

                               Consolidated Balance Sheets
----------------------------------------------------------------------------------------
Dollars in millions, except per share amounts    December 31,          1999         1998
----------------------------------------------------------------------------------------
Assets
Cash and Due from Banks                                             $ 3,276      $ 3,999
Interest-Bearing Deposits in Banks                                    6,850        4,504
Securities:
  Held-to-Maturity (fair value of $839 in 1999
   and $923 in 1998)                                                    871          964
  Available-for-Sale                                                  6,028        5,451
                                                                    -------      -------
       Total Securities                                               6,899        6,415
Trading Assets                                                        8,715        1,637
Federal Funds Sold and Securities Purchased
 Under Resale Agreements                                              5,383        3,281
Loans (less allowance for credit losses of $595 in
 1999 and $636 in 1998)                                              36,952       37,750
Premises and Equipment                                                  893          856
Due from Customers on Acceptances                                       739          946
Accrued Interest Receivable                                             319          355
Other Assets                                                          4,730        3,760
                                                                    -------      -------
       Total Assets                                                 $74,756      $63,503
                                                                    =======      =======
Liabilities and Shareholders' Equity
Deposits:
  Noninterest-Bearing (principally domestic offices)                $12,162      $11,480
  Interest-Bearing
   Domestic Offices                                                  16,319       16,091
   Foreign Offices                                                   27,270       17,061
                                                                    -------      -------
       Total Deposits                                                55,751       44,632
Federal Funds Purchased and Securities
 Sold Under Repurchase Agreements                                     1,318        1,571
Other Borrowed Funds                                                  3,825        4,536
Acceptances Outstanding                                                 740          951
Accrued Taxes and Other Expenses                                      2,644        2,183
Accrued Interest Payable                                                131          188
Other Liabilities                                                       893          608
Long-Term Debt                                                        2,811        2,086
                                                                    -------      -------
       Total Liabilities                                             68,113       56,755
                                                                    -------      -------
Company-Obligated Mandatory Redeemable Preferred Trust Securities
  of Subsidiary Trust Holding Solely Junior Subordinated Debentures   1,500        1,300
                                                                    -------      -------
Shareholders' Equity
  Class A Preferred Stock-par value $2.00 per share, authorized
   5,000,000 shares, outstanding 16,787 shares in 1999 and
   22,820 shares in 1998                                                  1            1
  Common Stock-par value $7.50 per share, authorized 1,600,000,000 shares, issued 977,961,165 shares in 1999 and
   970,767,767 shares in 1998                                         7,335        7,281
  Additional Capital                                                    315          142
  Retained Earnings                                                   2,620        1,318
  Accumulated Other Comprehensive Income                                 30          312
                                                                    -------      -------
                                                                     10,301        9,054
  Less:  Treasury Stock (237,747,242 shares in 1999
          and 197,648,459 shares in 1998), at cost                    5,148        3,593
         Loan to ESOP (1,444,005 shares in 1999 and
          1,801,003 shares in 1998), at cost                             10           13
                                                                    -------      -------
       Total Shareholders' Equity                                     5,143        5,448
                                                                    -------      -------
       Total Liabilities and Shareholders' Equity                   $74,756      $63,503
                                                                    =======      =======

See accompanying Notes to Consolidated Financial Statements.

<PAGE 4>

                           Consolidated Statements of Income
-----------------------------------------------------------------------------------------
In millions, except per share amounts
For the years ended December 31,                        1999         1998          1997
-----------------------------------------------------------------------------------------
Interest Income
Loans                                                  $2,636       $2,770        $2,910
Securities
  Taxable                                                 257          271           244
  Exempt from Federal Income Taxes                         50           61            35
                                                       ------       ------        ------
                                                          307          332           279
Deposits in Banks                                         247          184           188
Federal Funds Sold and Securities
 Purchased Under Resale Agreements                        205          203           162
Trading Assets                                             78           21            21
                                                       ------       ------        ------
Total Interest Income                                   3,473        3,510         3,560
                                                       ------       ------        ------
Interest Expense
Deposits                                                1,363        1,374         1,290
Federal Funds Purchased and Securities
 Sold Under Repurchase Agreements                         131          145           121
Other Borrowed Funds                                      126          204           168
Long-Term Debt                                            152          136           126
                                                       ------       ------        ------
Total Interest Expense                                  1,772        1,859         1,705
                                                       ------       ------        ------
Net Interest Income                                     1,701        1,651         1,855
Provision for Credit Losses                               135           20           280
                                                       ------       ------        ------
Net Interest Income After Provision
 for Credit Losses                                      1,566        1,631         1,575
                                                       ------       ------        ------
Noninterest Income
Processing Fees
  Securities                                            1,245        1,000           790
  Cash                                                    274          256           239
                                                       ------       ------        ------
                                                        1,519        1,256         1,029
Private Client Services and
 Asset Management Fees                                    244          208           181
Service Charges and Fees                                  338          326           354
Securities Gains                                          199          175           136
Other                                                   1,193          318           437
                                                        ------       ------        ------
Total Noninterest Income                                3,493        2,283         2,137
                                                       ------       ------        ------
Noninterest Expense
Salaries and Employee Benefits                          1,251        1,178         1,066
Net Occupancy                                             165          166           166
Furniture and Equipment                                    96           86            95
Other                                                     595          498           547
                                                       ------       ------        ------
Total Noninterest Expense                               2,107        1,928         1,874
                                                       ------       ------        ------
Income Before Income Taxes                              2,952        1,986         1,838
Income Taxes                                            1,101          699           669
Distribution on Preferred Trust Securities                112           95            65
                                                       ------       ------        ------
Net Income                                             $1,739       $1,192        $1,104
                                                       ======       ======        ======

Net Income Available to Common Shareholders            $1,739       $1,192        $1,095
                                                       ======       ======        ======
Per Common Share
Basic Earnings                                         $ 2.31       $ 1.59        $ 1.44
Diluted Earnings                                         2.27         1.53          1.36
Cash Dividends Paid                                      0.58         0.54          0.49
Diluted Shares                                            765          781           807

See accompanying Notes to Consolidated Financial Statements.

<PAGE 5>

                        Consolidated Statements of Changes in Shareholders' Equity
-------------------------------------------------------------------------------------------------------------------------
In millions      For the years ended December 31,                          1999                 1998                1997
-------------------------------------------------------------------------------------------------------------------------
Preferred Stock
Balance, January 1                                                       $    1               $    1             $  112
  Redemption (shares: 184,000 in 1997)                                        -                    -               (111)
                                                                         ------               ------              ------
Balance, December 31                                                          1                    1                  1
                                                                         ------               ------              ------
Common Stock
Balance, January 1                                                        7,281                6,904              6,664
Exercise of Warrants (shares: 42,930,224 in 1998,
   and 21,845,256 in 1997)                                                    -                  322                164
Other Issuances (shares: 7,193,398 in 1999,
   7,412,305 in 1998, and 9,944,410 in 1997)                                 54                   55                 76
                                                                         ------               ------             ------
Balance, December 31                                                      7,335                7,281              6,904
                                                                         ------               ------             ------
Additional Capital
Balance, January 1                                                          142                   12                  9
  Exercise of Warrants                                                        -                   11                  5
  Other, Primarily Common Stock Issued in Connection
    with Employee Benefit Plans                                             173                  119                 (2)
                                                                         ------               ------             ------
Balance, December 31                                                        315                  142                 12
                                                                         ------               ------             ------
Retained Earnings
Balance, January 1                                                        1,318                  529               (190)
Net Income                                                    $1,739      1,739    $1,192      1,192    $1,104    1,104
Cash Dividends
    Common Stock                                                           (437)                (403)              (373)
    Preferred Stock                                                           -                    -                (10)
Other, Primarily Conversion of Debentures                                     -                    -                 (2)
                                                                         ------               ------             ------
Balance, December 31                                                      2,620                1,318                529

Accumulated Other Comprehensive Income
  Securities Valuation Allowance
  Balance, January 1                                                        340                  320                 82
   Change in Fair Value of Securities Available-for-Sale,
    Net of Taxes of ($103) in 1999, $90 in 1998,
     and $152 in 1997                                           (147)      (147)      145        145       293      293
    Reclassification Adjustment, Net of Taxes
     of $74 in 1999, $69 in 1998, and $29 in 1997               (135)      (135)     (125)      (125)      (55)     (55)
                                                                         ------               ------              ------
  Balance, December 31                                                       58                  340                320

  Foreign Currency Items
  Balance, January 1                                                        (28)                 (35)                (9)
    Foreign Currency Translation Adjustment
    Net of Tax Expense(Benefit) of
     $5 in 1998 and ($18) in 1997                                  -          -         7          7       (26)     (26)
                                                                         ------               ------              ------
  Balance, December 31                                                      (28)                 (28)               (35)
                                                                         ------               ------              ------
  Total Comprehensive Income                                  $1,457               $1,219               $1,316
                                                              ======               ======               ======
Less Treasury Stock
Balance, January 1                                                        3,593                2,714              1,524
  Issued (shares: 3,673,172 in 1999, 5,507,044 in 1998,
   and 2,569,458 in 1997)                                                   (71)                 (97)               (34)
  Acquired (shares: 43,771,955 in 1999, 32,514,495 in 1998,
   and 57,510,776 in 1997)                                                1,626                  976              1,224
                                                                         ------               ------              ------
Balance, December 31                                                      5,148                3,593              2,714
                                                                         ------               ------              ------
Less Loan to ESOP
Balance, January 1                                                           13                   15                 17
  Released (shares: 356,998 in 1999, 312,655 in 1998,
  and 277,780 in 1997)                                                       (3)                  (2)                (2)
                                                                         ------               ------              ------
Balance, December 31                                                         10                   13                 15
                                                                         ------               ------              ------
Total Shareholders' Equity, December 31                                  $5,143               $5,448             $5,002
                                                                         ======               ======             =======

See accompanying Notes to Consolidated Financial Statements.

<PAGE 6>

                           Consolidated Statements of Cash Flows
----------------------------------------------------------------------------------------
In millions   For the years ended December 31,               1999       1998       1997
----------------------------------------------------------------------------------------
Operating Activities
Net Income                                                 $1,739     $1,192     $1,104
Adjustments to Determine Net Cash Attributable to
 Operating Activities:
  Provision for Losses on Loans
   and Other Real Estate                                      135         21        292
  Liquidity Charge on Loans Available for Sale                124          -          -
  Sale of BNYFC (1999) and Credit Card Loans (1997)        (1,020)         -       (177)
  Depreciation and Amortization                               215        187        200
  Deferred Income Taxes                                       454        260        271
  Securities Gains                                           (199)      (175)      (136)
  Change in Trading Activities                             (1,899)     1,102       (786)
  Change in Accruals and Other, Net                          (533)    (1,021)        58
                                                           ------     ------     ------
Net Cash Provided (Used) by Operating Activities             (984)     1,566        826
                                                           ------     ------     ------
Investing Activities
Change in Interest-Bearing Deposits in Banks                 (739)    (2,256)      (833)
Purchases of Securities Held-to-Maturity                     (422)      (631)      (318)
Maturities of Securities Held-to-Maturity                     460        814        366
Purchases of Securities Available-for-Sale                 (2,992)    (2,481)    (2,550)
Sales of Securities Available-for-Sale                        865      1,767        453
Maturities of Securities Available-for-Sale                 1,036        849        954
Net Principal Disbursed on Loans to Customers              (2,008)    (2,561)    (4,248)
Sales of Loans and Other Real Estate                          367        258      5,680
Change in Federal Funds Sold and Securities
 Purchased Under Resale Agreements                         (2,102)      (461)    (2,258)
Purchases of Premises and Equipment                           (97)       (88)       (45)
Acquisitions, Net of Cash Acquired                           (490)      (166)      (269)
Disposition, Net of Cash Included                           4,867          -          -
Proceeds from the Sale of Premises and Equipment               10         50         10
Other, Net                                                    179       (268)       (93)
                                                           ------     ------     ------
Net Cash Used by Investing Activities                      (1,066)    (5,174)    (3,151)
                                                           ------     ------     ------
Financing Activities
Change in Deposits                                          2,215      3,199      2,204
Change in Federal Funds Purchased and Securities
 Sold Under Repurchase Agreements                            (253)      (758)       592
Change in Other Borrowed Funds                                202       (323)       259
Proceeds from the Issuance of Preferred Trust Securities      200        300        400
Proceeds from the Issuance of Long-Term Debt                  731        315         25
Repayments of Long-Term Debt                                  (21)       (44)       (48)
Redemption and Repurchases of Preferred Stock                   -          -       (115)
Issuance of Common Stock                                      301        606        278
Treasury Stock Acquired                                    (1,626)      (976)    (1,224)
Cash Dividends Paid                                          (435)      (403)      (383)
                                                           ------     ------     ------
Net Cash Provided by Financing Activities                   1,314      1,916      1,988
                                                           ------     ------     ------
Effect of Exchange Rate Changes on Cash                        13        (78)        74
                                                           ------     ------     ------
Change in Cash and Due From Banks                            (723)    (1,770)      (263)
Cash and Due from Banks at Beginning of Year                3,999      5,769      6,032
                                                           ------     ------     ------
Cash and Due from Banks at End of Year                     $3,276     $3,999     $5,769
                                                           ======     ======     ======
Supplemental Disclosure of Cash Flow Information
Cash Paid During the Year for:
    Interest                                               $1,829     $1,853     $1,701
    Income Taxes                                              542        404        381
Noncash Investing Activity
 (Primarily Foreclosure of Real Estate)                         4          8         10

See accompanying Notes to Consolidated Financial Statements.

</TABLE


<PAGE 7>

Notes to Consolidated Financial Statements

1.  Summary of Significant Accounting and Reporting Policies

The Bank of New York Company, Inc. (the "Company") provides a complete range of banking and other financial services to corporations and individuals worldwide through its business segments: Servicing and Fiduciary Businesses;
Corporate Banking; Retail Banking; and Financial Markets.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements. Amounts subject to significant estimates and assumptions are items such as the allowance for credit losses, pension and postretirement obligations, and the fair value of financial instruments. Actual results could differ from these estimates.

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

     The Company conducts a quarterly portfolio review to determine the adequacy of its allowance for credit losses. All significant commercial loans are assigned to specific risk categories. Smaller commercial and consumer loans are evaluated on a pooled basis. Following this review, senior management of the Company analyzes the results and determines the allowance for credit losses. The Audit and Examining Committee of the Company's Board of Directors reviews the allowance at the end of each quarter.

     The portion of the allowance for credit losses allocated to nonaccrual commercial loans over $1 million (impaired loans) is measured by the difference between their recorded value and fair value. Fair value is either the present value of the expected future cash flows from borrowers, the market value of the loan, or the fair value of the collateral.

<PAGE 8>

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

New Accounting Pronouncements - Effective January 1, 2001, a new accounting standard will require the Company to record all derivatives on the balance sheet at fair value and apply new accounting practices for hedging activities.
The Company has not yet determined the impact of the new accounting standard.

Reclassifications - Certain prior year information has been reclassified to conform its presentation with the 1999 financial statements.

<PAGE 9>

2.  Acquisitions and Dispositions

     On October 31,1999, the Company acquired RBS Trust Bank Limited ("RBSTB") from the Royal Bank of Scotland plc. At acquisition, RBSTB had assets of $9.5 billion. RBSTB is the largest provider of investor services to pension funds in the United Kingdom, and holds a leading position in the fund manager market, offering retail funds services, trustee and depositary services, as well as pension, banking, and treasury products. The acquisition continues the Company's expansion in the European market.

     On November 15, 1999, the Company acquired Estabrook Capital Management
Inc., an asset management firm based in New York with approximately $2.3 billion in assets under management.

     During the first quarter of 1999, the Company formed BNY Asset Solutions through the consolidation of BNY Trotter Kent LLC and The Capital Company of
America Client Services LLC, both of which were acquired by the Company during 1999. The subsidiary provides administrative and operational support to the commercial mortgage and asset-backed lending markets from origination through securitization, as well as administrative agent services to the syndicated loan market.

     Also in 1999, the Company acquired a planned giving service, a eurobond paying agency and depositary business, and the corporate trust businesses of other financial service companies.

     In the third quarter of 1999, the Company sold BNY Financial Corporation
("BNYFC")to General Motors Acceptance Corporation. Net income includes a pre-tax gain of $1,020 million ($573 million after-tax) or 75 cents per share from this sale.

     During 1998, the Company acquired a merger and advisory firm, a correspondent securities clearing organization and a directed brokerage services firm. The Company also acquired the corporate trust businesses of several smaller banks in 1998 as well as a firm specializing in the research and trading of high yield securities. In 1998, the Company acquired
International Factors, Ltd. which was subsequently sold as part of the BNYFC transaction.

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

     In 1997, the Company sold a portion of its interest in Wing Hang Bank, Ltd. for a pre-tax gain of $27 million.

     The pro forma effect of the above acquisitions and dispositions is not material.


<PAGE 10>

3.  Securities

The following table sets forth the amortized cost and the fair values of securities at the end of the last two years:
                                                       1999
                                 ---------------------------------------------
                                                 Gross Unrealized
In millions                      Amortized       ----------------        Fair
                                      Cost       Gains     Losses        Value
                                 ---------       -----     ------        -----
Securities Held-to-Maturity
US Government Obligations           $   12        $  -       $  -      $   12
US Government Agency Obligations       118           -          2         116
Obligations of States and
 Political Subdivisions                275           1          -         276
Emerging Markets                       304           -         32         272
Other Debt Securities                  162           1          -         163
                                    ------        ----       ----      ------
Total Securities Held-to-Maturity      871           2         34         839
                                    ------        ----       ----      ------
Securities
 Available-for-Sale
US Government Obligations            2,767           -         50       2,717
US Government Agency Obligations       768           -         36         732
Obligations of States and
 Political Subdivisions                315           3          1         317
Other Debt Securities                  843           4          3         844
Asset-Backed Securities                354           -          -         354
Equity Securities                      900         221         57       1,064
                                    ------        ----       ----      ------
Total Securities Available-for-Sale  5,947         228        147       6,028
                                    ------        ----       ----      ------
Total Securities                    $6,818        $230       $181      $6,867
                                    ======        ====       ====      ======

                                                       1998
                                ----------------------------------------------
                                                  Gross Unrealized
In millions                       Amortized       ----------------        Fair
                                       Cost       Gains     Losses       Value
                                  ---------       -----     ------      ------
Securities Held-to-Maturity
US Government Obligations            $   31        $  -       $  -      $   31
US Government Agency Obligations        164           4          -         168
Obligations of States and
 Political Subdivisions                 336           3          -         339
Emerging Markets                        307           -         52         255
Other Debt Securities                   126           4          -         130
                                     ------        ----       ----      ------
Total Securities Held-to-Maturity       964          11         52         923
                                     ------        ----       ----      ------
Securities
 Available-for-Sale
US Government Obligations             2,499          87          1       2,585
US Government Agency Obligations        658           2          -         660
Obligations of States and
 Political Subdivisions                 306          17          -         323
Other Debt Securities                   605           3          -         608
Equity Securities                       872         403          -       1,275
                                     ------        ----       ----      ------
Total Securities Available-for-Sale   4,940         512          1       5,451
                                     ------        ----       ----      ------
Total Securities                     $5,904        $523       $ 53      $6,374
                                     ======        ====       ====      ======


<PAGE 11>


     The amortized cost and fair values of securities at December 31, 1999, by contractual maturity, are as follows:

                                    Held-to-Maturity      Available-for-Sale
                                  ---------------------  ---------------------
                                  Amortized        Fair  Amortized        Fair
In millions                            Cost       Value       Cost       Value
                                  ---------      ------  ---------      ------

Due in One Year or Less              $  283      $  283     $1,337      $1,337
Due After One Year Through
 Five Years                             147         144      2,069       2,047
Due After Five Years Through
 Ten Years                              235         218        697         667
Due After Ten Years                      92          82        590         559
Mortgage-Backed Securities              114         112          -           -
Asset-Backed Securities                   -           -        354         354
Equity Securities                         -           -        900       1,064
                                     ------      ------     ------      ------
Total                                $  871      $  839     $5,947      $6,028
                                     ======      ======     ======      ======

     Realized gross gains on the sale of securities available-for-sale were $175 million and $146 million in 1999 and 1998. There were $1 million of realized gross losses in 1999 and $3 million of realized gross losses in 1998.

     Assets, including securities sold under repurchase agreements, carried at $4 billion, $4 billion, and $3 billion at December 31, 1999, 1998, and 1997, were pledged for various purposes as required or permitted by law.

4.  Loans

The Company's loan distribution and industry concentrations of credit risk at December 31, 1999 and 1998 are incorporated by reference from "Loans" in the Management's Discussion and Analysis Section of this Report. The Company's retail, community, and regional commercial banking operations in the New York metropolitan area create a significant geographic concentration.

     In the ordinary course of business, the Company and its banking subsidiaries have made loans at prevailing interest rates and terms to directors and executive officers of the Company and to certain entities to which these individuals are related. The aggregate dollar amount of these loans was $432 million, $1,057 million, and $767 million at December 31, 1999, 1998, and 1997. These loans are primarily with related entities under revolving lines of credit. During 1999, these loans averaged $732 million, and ranged from $358 million to $1,192 million. All loans were fully performing during this period.

Transactions in the allowance for credit losses are summarized as follows:

In millions                                         1999      1998      1997
-----------                                        ------    ------    ------
Balance, January 1                                  $636      $641      $901
  Charge-Offs                                       (154)      (51)     (403)
  Recoveries                                          17        22        49
                                                   -----     -----     -----
    Net Charge-Offs                                 (137)      (29)     (354)
  Provision                                          135        20       280
  Other (1)                                          (39)        4      (186)
                                                   -----     -----     -----
Balance, December 31                                $595      $636      $641
                                                    ====      ====      ====

(1) In 1999, $39 million was allocated to BNYFC loans sold. In 1997, $186 million was allocated to credit card loans sold during the year.

<PAGE 12>

     Nonaccrual and reduced rate loans outstanding at December 31, 1999, 1998, and 1997 were $146 million, $179 million, and $193 million. At December 31,
1999, commitments to borrowers whose loans were classified as nonaccrual or reduced rate were not material.

     At December 31, 1999 and 1998, impaired loans aggregated $88 million and $145 million, of which $65 million and $116 million exceeded their fair value by $21 million and $35 million. For 1999 and 1998, the average amount of impaired loans was $130 million and $142 million and interest income recognized on them (limited to cash received) was $0.2 million and $1 million in 1999 and 1998.

     Interest income recognized on total nonaccrual and reduced rate loans exceeded reversals by $1 million in 1999, $3 million in 1998, and $2 million in 1997. Interest income would have been increased by $8 million, $10 million, and $10 million if loans on nonaccrual status at December 31, 1999, 1998, and 1997 had been performing for the entire year. At year end, foreign loans on nonperforming status were $63 million in 1999, $53 million in 1998, and $34 million in 1997. Interest income received on foreign nonperforming loans equaled reversals in 1999, 1998, and 1997. If foreign loans on nonaccrual status at December 31, 1999, 1998, and 1997 had been performing for the entire year, interest income would have been increased by $1 million for 1999, $2 million for 1998 and $3 million for 1997.

     Other real estate was $12 million, $14 million, and $15 million at December 31, 1999, 1998, and 1997. Writedowns of and expenses related to other real estate included in noninterest expense were $1 million, $2 million, and $11 million in 1999, 1998, and 1997.

5.  Long-Term Debt

The following is a summary of the contractual maturity and sinking fund requirements of long-term debt at December 31, 1999 and totals for 1998:

                                                  1999       1998
                 ---------------------------------------    ------
                            After
                            5 Years
                 Under      Through   After
In millions      5 Years(1) 10 Years  10 Years   Total       Total
-----------      -------    --------  --------  ------      ------
Fixed             $1,448      $460      $822    $2,730      $1,989
Variable              50         -        31        81          97
                  ------     -----    ------    ------      ------
Total             $1,498      $460      $853    $2,811(2)   $2,086
                  ======     =====      ====    ======      ======

(1) The under five years category above includes $3 million of fixed rate debt and $50 million of variable rate debt with scheduled maturity of under one year

(2) At December 31, 1999, long term debt aggregating $820 million is redeemable at the option of the Company as follows: $300 million in 2000;
$70 million in 2001; $280 million in 2002; and $170 million in 2003.

Fixed-rate debt at December 31, 1999 had interest rates ranging from 6.10% to 8.50%. The weighted average interest rates on fixed-rate debt at December 31, 1999 and 1998 were 7.32% and 7.50%. The weighted average interest rates on variable-rate debt at December 31, 1999 and 1998 were 5.69% and 5.41%.
Exposure to interest rate movements is reduced by interest rate swap agreements. As a result of these agreements, the effective interest rates differ from those stated.

<PAGE 13>

6.  Company-Obligated Mandatory Redeemable Preferred Trust Securities of
    Subsidiary Trust Holding Solely Junior Subordinated Debentures

Wholly owned subsidiaries of the Company ("the Trusts") have issued cumulative
Preferred Trust Securities ("Preferred Trust Securities"). The sole assets of each trust are junior subordinated deferrable interest debentures of the Company, whose maturities and interest rates match the Preferred Trust
Securities. The Company's obligations under the agreements that relate to the Preferred Trust Securities, the Trusts and the debentures constitute a full and unconditional guarantee by the Company of the Trusts' obligations under the Preferred Trust Securities.

     The following table sets forth a summary of the Preferred Trust
Securities issued by the Company as of December 31, 1999:


Preferred Trust Securities
--------------------------

Dollars                      Interest     Assets     Due      Call     Call
in millions        Amount      Rate      of Trust    Date     Date     Price
-----------        ------    --------    --------    ----     ----    -------
BNY Institutional
 Capital Trust A     $300       7.78%       $309     2026     2006    103.89%

BNY Capital I         300       7.97         309     2026     2006    103.99

BNY Capital II        400       7.80         412     2027     2002     Par

BNY Capital III       300       7.05         309     2028     2003     Par

BNY Capital IV        200       6.88         206     2028     2004     Par

The Company has the option to shorten the maturity of BNY Capital II, III and IV to 2012, 2013 and 2013 or extend the maturity to 2046, 2047 and 2047.

7.  Shareholders' Equity

The Company currently plans to buy back up to 14 million shares of its common stock. In 1998, the Company's shareholders authorized an increase in the Company's common stock from 800 million common shares to 1.6 billion common shares. The common stock was split two-for-one as of July 24, 1998. Prior period financial statements have been restated to reflect the stock split. The
Company's warrants expired in November 1998. In addition to the Class A preferred stock, the Company has 5 million authorized shares of preferred stock having no par value, with no shares outstanding at either December 31, 1999 or 1998.

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

     At December 31, 1999, the Company had reserved for issuance 93 million common shares pursuant to the terms of securities and employee benefit plans.

<PAGE 14>

Basic and diluted earnings per share are calculated as follows:

 In millions, except per share amounts                1999      1998     1997
 -------------------------------------              ------    ------   ------

Net Income                                          $1,739    $1,192   $1,104

Net Income Available to Common Shareholders         $1,739    $1,192   $1,095

Diluted Net Income                                  $1,739    $1,192   $1,095


 Basic Weighted Average Shares Outstanding             751       751      760

 Shares Issuable upon Conversion:
  Warrants                                               -        18       34
  Employee Stock Options                                14        12       13
                                                    ------    ------   ------
 Diluted Weighted Average Shares Outstanding           765       781      807
                                                    ======    ======   ======

Basic Earnings per Share                            $ 2.31    $ 1.59   $ 1.44

Diluted Earnings per Share                          $ 2.27    $ 1.53   $ 1.36


8.  Income Taxes

Income taxes included in the consolidated statements of income consist of the following:

                                   1999                     1998                     1997
                 ----------------------   ----------------------   ----------------------
In millions      Current Deferred Total   Current Deferred Total   Current Deferred Total
                 ------- -------- -----   ------- -------- -----   ------- -------- -----
Federal            $422    $342   $  764     $280    $185    $465     $284    $217    $501
Foreign             101       -      101       75       -      75       48       -      48
State and Local     124     112      236       84      75     159       66      54     120
                   ----    ----    -----     ----    ----    ----     ----    ----    ----
Income Taxes       $647    $454   $1,101     $439    $260    $699     $398    $271    $669
                   ====    ====    =====     ====    ====    ====     ====    ====    ====

     The components of income before taxes are as follows:

In millions                                            1999     1998     1997
-----------                                          ------   ------   ------
Domestic                                             $2,691   $1,751   $1,673
Foreign                                                 261      235      165
                                                     ------   ------   ------
Income Before Taxes                                  $2,952   $1,986   $1,838
                                                     ======   ======   ======

     The Company's net deferred tax liability (included in accrued taxes) at December 31 consisted of the following:

In millions                                           1999     1998      1997
-----------                                         ------   ------    ------
Lease Financings                                    $2,108   $1,696    $1,405
Depreciation and Amortization                          239      202       224
Credit Losses on Loans                                (322)    (317)     (329)
Other Assets                                          (151)     (97)      (90)
Other Liabilities                                      278      334       326
                                                    ------   ------    ------
Net Deferred Tax Liability                          $2,152   $1,818    $1,536
                                                    ======   ======    ======
     The Company has not recorded a valuation allowance because it expects to realize all of its deferred tax assets.

<PAGE 15>

     The statutory federal income tax rate is reconciled to the Company's effective income tax rate below:
                                                      1999     1998      1997
                                                     ------   ------    ------
Federal Rate                                          35.0%    35.0%     35.0%
Tax-Exempt Income                                     (1.0)    (1.2)     (0.6)
Foreign Operations                                    (0.1)    (0.2)     (0.7)
State and Local Income Taxes,
 Net of Federal Income Tax Benefit                     5.0      5.0       4.0
Nondeductible Expenses                                 0.5      0.8       0.9
Leveraged Lease Portfolio                             (0.1)    (0.8)     (0.2)
Preferred Trust Securities                            (1.3)    (1.7)     (1.2)
Other                                                 (0.7)    (1.7)     (0.8)
                                                     -----    -----     -----
Effective Rate                                        37.3%    35.2%     36.4%
                                                     =====    =====     =====


9.  Employee Benefit Plans

The Company has defined benefit retirement plans covering substantially all full-time employees and also provides health care benefits for certain retired employees. The Company's Employee Stock Ownership Plan may provide additional benefits.

                                    Pension Benefits    Healthcare Benefits
                                   ------------------  ---------------------
Dollars in millions                 1999        1998       1999        1998
-------------------                 ----        ----       ----        ----
Change in Benefit Obligation
Obligation at Beginning of Period  $(450)      $(375)     $(125)      $(120)
Service Cost                         (22)        (17)        (1)         (1)
Interest Cost                        (31)        (28)        (9)         (9)
Employee Contributions                 -           -         (1)          -
Actuarial Gain (Loss)                 39         (83)        11          (4)
Benefits Paid                         47          53         10           9
Acquisitions and Dispositions        (79)          -          -           -
                                   -----       -----       -----       -----
Obligation at End of Period         (496)       (450)      (115)       (125)
                                   -----       -----      -----       -----
Change in Plan Assets
Fair Value at Beginning of Period  1,073       1,027         57           1
Actual Return on Plan Assets         263          72          2          (2)
Acquisitions and Dispositions         80           -          -           -
Employer Contributions                 6           6          -          67
Benefit Payments                     (47)        (32)         -          (9)
                                  ------       -----      -----       -----
Fair Value at End of Period        1,375       1,073         59          57
                                  ------       -----      -----       -----

Funded Status                        879         623        (56)        (68)
Unrecognized Net Transition Asset     (9)        (12)        81          88
Unrecognized Prior Service Cost      (10)        (12)      	  -           -
Unrecognized Net Gain               (353)       (145)       (16)        (11)
                                  ------       -----      -----       -----
Prepaid (Accrued) Benefit Cost    $  507       $ 454      $   9       $   9
                                  ======       =====      =====       =====

Weighted-Average Assumptions
Discount Rate                      8.00%      7.125%       7.75%      7.125%
Expected Rate of Return on
   Plan Assets                     10.5        10.5         8.3         8.3
Rate of Compensation Increase       4.3         4.3

<PAGE 16>

     The Company uses September 30 as a measurement date for plan assets and obligations.

                                     Pension Benefits     Healthcare Benefits
                                   -------------------    -------------------
Dollars in millions                1999    1998   1997    1999   1998    1997
-------------------                ----    ----   ----    ----   ----    ----
Net Periodic Cost (Income):
Service Cost                       $ 22    $ 17   $ 19    $  1   $  1    $  1
Interest Cost                        31      28     29       9      9       9
Expected Return on Assets           (96)    (86)   (78)     (5)    (3)      -
Other                                (1)     (3)    (4)      5      5       4
                                   ----    ----   ----    ----   ----    ----
Net Periodic Cost (Income)         $(44)   $(44)  $(34)   $ 10   $ 12    $ 14
                                   ====    ====   ====    ====   ====    ====



     The assumed health care cost trend rate used in determining benefit expense for 1999 is 7.5% decreasing to 5.0% in 2005 and thereafter. A change of one percentage point in this rate for each year would change the benefit obligation by 8% and the benefit expense by 9%.

     The Company has defined contribution benefit plans for which it recognized a cost of $94 million in 1999, $82 million in 1998 and $78 million in 1997.


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

     Under the first of these limitations, in 2000 the Bank could declare dividends of $672 million plus net profits earned in 2000. The Bank is not restrained from paying dividends under the second limitation.

     The Federal Reserve Board can prohibit a dividend if payment would constitute an unsafe or unsound banking practice. The Federal Reserve Board generally considers that a bank's dividends should not exceed earnings from continuing operations.

     Regulators require the Company and the Bank to maintain minimum levels of capital in accordance with established quantitative measurements. As of December 31, 1999 and 1998, the Company and the Bank were considered well capitalized on the basis of the ratios (defined by regulation) of Total and Tier I capital to risk-weighted assets and leverage (Tier I capital to average assets), which are shown as follows:

                    December 31, 1999         December 31, 1998
                  ---------------------    ---------------------      Well
                                                                   Capitalized
                     Company     Bank         Company     Bank      Guidelines
                     -------    ------        -------    ------    -----------

Tier I                 7.51%     7.14%          7.89%     7.39%            6%
Total Capital         11.67     10.50          11.90     10.72            10
Leverage               7.20      6.85           7.46      6.95             5
Tangible Common
 Equity                4.79      6.36           6.25      7.43


     The Federal Reserve Act limits and requires collateral for extensions of credit by the Company's banks to the Company and certain of its non-bank

<PAGE 17>

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

     The subsidiary banks of the Company are required to maintain reserve balances with Federal Reserve Banks under the Federal Reserve Act and Regulation D. Required balances averaged $489 million and $468 million for the years 1999 and 1998.

The Company's condensed financial statements are as follows:

Balance Sheets

In millions                          December 31,            1999        1998
-------------------------------------------------         -------     -------
Assets
Cash and Due from Banks                                   $     1     $    12
Securities                                                      2           3
Loans                                                           9         474
Investment in and Advances to Subsidiaries
 and Associated Companies
   Banks                                                    7,889       7,211
   Other                                                    3,370       3,405
                                                          -------     -------
                                                           11,259      10,616
Other Assets                                                   97          59
                                                          -------     -------
Total Assets                                              $11,368     $11,164
                                                          =======     =======

Liabilities and Shareholders' Equity
Other Borrowed Funds                                      $   450     $   816
Due to Non-Bank Subsidiaries                                2,945       2,678
Due to Bank Subsidiaries                                        -         100
Other Liabilities                                              50          67
Long-Term Debt                                              2,780       2,055
                                                          -------     -------
  Total Liabilities                                         6,225       5,716
                                                          -------     -------
Shareholders' Equity*
 Preferred                                                      1           1
 Common                                                     5,142       5,447
                                                          -------     -------
Total Liabilities and Shareholders' Equity                $11,368     $11,164
                                                          =======     =======

*See Consolidated Statements of Changes in Shareholders' Equity.

<PAGE 18>

Statements of Income

In millions
    For the years ended December 31,                   1999     1998     1997
-----------------------------------------------     -------   ------   ------
Operating Income
Dividends from Subsidiaries
 Banks                                               $1,364   $  564   $   76
 Other                                                1,322       52      550
Interest from Subsidiaries
 Banks                                                   99       88       85
 Other                                                   31       24       13
Other                                                    54       56       17
                                                     ------   ------   ------
Total                                                 2,870      784      741
                                                     ------   ------   ------
Operating Expenses
Interest (including $186 in 1999, $169 in
  1998, and $90 in 1997 to Subsidiaries)                379      367      248
Other                                                    19       10       19
                                                     ------   ------   ------
Total                                                   398      377      267
                                                     ------   ------   ------
Income Before Income Taxes and Equity in
 Undistributed Earnings of Subsidiaries               2,472      407      474

Income Tax Benefit                                      (98)    (116)     (88)
                                                     ------   ------   ------
Income Before Equity in Undistributed
 Earnings of Subsidiaries                             2,570      523      562
                                                     ------   ------   ------
Equity in Undistributed Earnings of Subsidiaries
 Banks                                                  187      411      698
 Other                                               (1,018)     258     (156)
                                                     ------   ------   ------
Total                                                  (831)     669      542
                                                     ------   ------   ------
Net Income                                           $1,739   $1,192   $1,104
                                                     ======   ======   ======


<PAGE 19>

Statements of Cash Flows

In millions      For the years ended December 31,     1999     1998     1997
--------------------------------------------------   ------   ------   ------
Operating Activities
Net Income                                           $1,739   $1,192   $1,104
Adjustments to Determine Net Cash Attributable to
 Operating Activities:
  Amortization                                           16       11        5
  Equity in Undistributed Earnings of Subsidiaries      832     (669)    (542)
  Securities Gains                                      (19)      (1)       2
  Change in Interest Receivable                         (21)     (16)     (10)
  Change in Interest Payable                              8        4        1
  Change in Taxes Payable                               (44)     (51)     (33)
  Other, Net                                             10      (26)      23
                                                     ------   ------   ------
Net Cash Provided by Operating Activities             2,521      444      550
                                                     ------   ------   ------
Investing Activities
Purchases of Securities                                 (18)     (25)     (14)
Sales of Securities                                       -        1        -
Maturities of Securities                                  4       22       17
Change in Loans                                         465     (151)      79
Acquisition of, Investment in, and Advances to
  Subsidiaries                                       (1,736)    (286)    (925)
Other, Net                                                -       (6)       1
                                                     ------   ------   ------
Net Cash Used by Investing Activities                (1,285)    (445)    (842)
                                                     ------   ------   ------
Financing Activities
Change in Other Borrowed Funds                         (366)     (66)     372
Proceeds from the Issuance of Long-Term Debt            731      286        -
Repayments of Long-Term Debt                            (20)     (17)     (17)
Change in Advances from Subsidiaries                    168      579    1,383
Redemption and Repurchases of Preferred Stock             -        -     (115)
Issuance of Common Stock                                301      606      278
Treasury Stock Acquired                              (1,626)    (976)  (1,224)
Cash Dividends Paid                                    (435)    (403)    (383)
                                                     ------   ------   ------
Net Cash (Used) Provided by Financing Activities     (1,247)       9      294
                                                     ------   ------   ------
Change in Cash and Due from Banks                       (11)       8        2
Cash and Due from Banks at Beginning of Year             12        4        2
                                                     ------   ------   ------
Cash and Due from Banks at End of Year               $    1   $   12   $    4
                                                     ======   ======   ======

Supplemental Disclosure of Cash Flow Information
Cash Paid During the Year for:
   Interest                                          $  369   $  361   $  244
   Income Taxes                                         435      339      333



11.  Other Noninterest Income and Expense

Other noninterest income includes equity in earnings of unconsolidated subsidiaries of $20 million, $22 million, and $36 million in 1999, 1998, and 1997. In 1999, other noninterest income included a pre-tax gain of $1,020 million on the sale of BNYFC and a liquidity charge of $124 million on the accelerated disposition of certain loans. In 1997, a pre-tax gain of approximately $177 million was recorded on the sale of the Company's credit card operations.

     Other noninterest expense includes amortization of intangibles of $102 million, $101 million, and $105 million in 1999, 1998, and 1997. Included in

<PAGE 20>

other assets at December 31, 1999, 1998, and 1997 were intangible assets of $1,640 million, $1,580 million, and $1,200 million.


12.  Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments (i.e., monetary assets and liabilities) are determined under different accounting methods-see
Note 1. The following disclosure discusses these instruments on a uniform basis - fair value. However, active markets do not exist for a significant portion of these instruments, principally loans and commitments. As a result, fair value determinations require significant subjective judgments regarding future cash flows. Other judgments would result in different fair values. Among the assumptions used by the Company are discount rates ranging principally from 6% to 9% at December 31, 1999 and 5% to 8% at December 31, 1998. The fair value information supplements the basic financial statements and other traditional financial data presented throughout this Report.


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

<PAGE 21>

     The carrying amount and estimated fair value of the Company's financial instruments are as follows:

In millions     December 31,           1999                    1998
----------------------------    --------------------    --------------------
                                Carrying       Fair     Carrying       Fair
                                 Amount       Value      Amount       Value
                                --------     -------    --------     -------
Assets
Securities                       $ 7,250     $ 7,299     $ 6,646     $ 6,674
Trading Assets                     8,715       8,715       1,637       1,637
Loans and Commitments             33,030      32,934      34,344      34,372
Derivatives Used for ALM              17          15          73        (117)
Other Financial Assets            16,421      16,421      12,130      12,130
                                 -------     -------     -------     -------
  Total Financial Assets          65,433     $65,384      54,830     $54,696
                                             =======                 =======
Non-Financial Assets               9,323                   8,673
                                 -------                 -------
Total Assets                     $74,756                 $63,503
                                 =======                 =======
Liabilities
Noninterest-Bearing Deposits     $12,162     $12,162     $11,480     $11,480
Interest-Bearing Deposits         43,589      43,607      33,152      33,206
Borrowings                         2,913       2,914       4,625       4,629
Long-Term Debt                     2,811       2,653       2,086       2,178
Trading Liabilities                2,353       2,353       1,642       1,642
Preferred Trust Securities         1,500       1,307       1,300       1,389
Derivatives Used for ALM               8          98          28        (121)
                                 -------     -------     -------     -------
  Total Financial Liabilities     65,336     $65,094      54,313     $54,403
                                             =======                 =======
Non-Financial Liabilities          4,277                   3,742
                                 -------                 -------
Total Liabilities and
  Preferred Trust Securities     $69,613                 $58,055
                                 =======                 =======


     Commitments and contingent items reduced the fair value of loans and commitments by $11 million in 1999 and $16 million in 1998.

     The table below summarizes the carrying amount of the financial instruments and the related notional amount and estimated fair value (unrealized gain/loss) of ALM interest rate swaps that were linked to these items:

                                             ALM Interest Rate Swaps
                                             -----------------------

                                         Carrying  Notional  Unrealized
In millions                                Amount    Amount  Gain (Loss)
-----------                              --------  --------  ----  ----

At December 31, 1999
--------------------
Loans                                     $  505    $  505   $ 16 $  (1)
Deposits                                     290       290      1   (11)
Borrowings                                   218       218      -    (2)
Long-Term Debt                             1,465     1,465      2   (88)


At December 31, 1998
--------------------
Loans                                     $3,054    $3,054    $ 1 $(118)
Deposits                                     552       552     16     -
Borrowings                                 1,478     1,478     42     -
Long-Term Debt                             1,150     1,150     63     -

<PAGE 22>

The following table illustrates the notional amount, remaining contracts outstanding, and weighted average rates for ALM interest rate contracts:

                                                     Remaining Contracts Outstanding
                                                             at December 31,
                                       Total     ----------------------------------------
Dollars in millions                 12/31/99     2000     2001    2002     2003     2004
-----------------------------------------------------------------------------------------
Receive Fixed Interest Rate Swaps:
  Notional Amount                     $1,873   $1,175   $1,055  $  840   $  670   $  660
  Weighted Average Rate                 6.85%    7.03%    7.08%   7.00%    7.10%    7.09%
Pay Fixed Interest Rate Swaps:
  Notional Amount                     $  505   $  474   $  432  $  387   $  364   $  280
  Weighted Average Rate                 6.29%    6.33%    6.33%   6.40%    6.40%    6.36%

Basis Interest Rate Swaps:
  Notional Amount                     $  100   $    -   $    -  $    -  $     -   $    -

Forward LIBOR Rate (1)                  6.00%    6.38%    6.68%   6.82%    6.89%    6.91%

(1) The forward LIBOR rate shown above reflects the implied forward yield curve for that index at December 31, 1999. However, actual repricings for ALM interest rate swaps are generally based on 3 month LIBOR.


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

     The Company uses forward foreign exchange contracts to protect the value of its investments in foreign subsidiaries. The after-tax effects are shown in the cumulative translation adjustment included in shareholders' equity. At December 31, 1999 and 1998, $571 million and $360 million in notional amount of foreign exchange contracts, with fair values of $8 million and $(1.6) million, hedged corresponding amounts of foreign investments. These foreign exchange contracts had a maturity of less than 2 months at December 31, 1999.

     Deferred net gains or losses on ALM derivative financial instruments at December 31, 1999 and 1998 were $27 million credit and zero.

     Net interest income increased by $5 million in 1999, $4 million in 1998, and $8 million in 1997 as a result of ALM derivative financial instruments.

     A discussion of the credit, market, and liquidity risks inherent in financial instruments is presented under "Liquidity", "Market Risk Management", "Trading Activities and Risk Management", and "Asset/Liability Management" in the unaudited Management's Discussion and Analysis Section of this Report and Note 13 to the Consolidated Financial Statements.

<PAGE 23>

13.  Trading Activities

The following table shows the fair value of the Company's financial instruments that are held for trading purposes:

                                       1999                         1998
                           ---------------------------  --------------------------
In millions                    Assets     Liabilities       Assets     Liabilities
                           ------------- -------------  ------------- -------------
Trading Account            12/31 Average 12/31 Average  12/31 Average 12/31 Average
---------------            ----- ------- ----- -------  ----- ------- ----- -------
Interest Rate Contracts:
 Futures and Forward
  Contracts               $    2  $    9 $    - $    -  $   14  $   14 $    - $    -
 Swaps                     1,104     692    729    543     260     217    138    171
 Written Options               -       -    760    567       -       -    339    172
 Purchased Options            60      69      -      -      83      47      -      -

Foreign Exchange Contracts:
 Written Options               -       -    164    224       -       -    583    640
 Purchased Options           254     240      -      -     397     561      -      -
 Commitments to Purchase
  and Sell Foreign
  Exchange                   600     560    577    535     537     767    513    762
Debt Securities            6,695   1,367    123    165     248     600     69    200
Other Securities               -       -      -      -      98      84      -      -
                          ------  ------ ------ ------   -----  ------ ------ ------
Total Trading Account     $8,715  $2,937 $2,353 $2,034  $1,637  $2,290 $1,642 $1,945
                          ======  ====== ====== ======  ======  ====== ====== ======

     Other noninterest income included the following income related to trading activities:

In millions                       1999             1998              1997
-----------                      -----            -----             -----
Foreign Exchange                  $137             $126              $109
Interest Rate Contracts             20               26                 9
Debt and Other Securities           32               18                 7
                                 -----            -----             -----
                                  $189             $170              $125
                                  ====             ====              ====

     Foreign exchange includes income from purchasing and selling foreign exchange, futures, and options. Interest rate contracts reflect results from futures and forward contracts, interest rate swaps, foreign currency swaps, and options. Debt and other securities primarily reflect income from debt securities.


14. Commitments and Contingent Liabilities

In the normal course of business, various commitments and contingent liabilities are outstanding which are not reflected in the accompanying consolidated balance sheets. Management does not expect any material losses to result from these matters.

     The Company's significant trading and off-balance-sheet risks are securities, foreign currency and interest rate risk management products, commercial lending commitments, letters of credit, and securities lending indemnifications. The Company assumes these risks account to reduce interest rate and foreign currency risks, to provide customers with the ability to meet credit and liquidity needs, to hedge foreign currency and interest rate risks, and to trade for its own account. These items involve, to varying degrees, credit, foreign exchange, and interest rate risk not recognized in the balance sheet. The Company's off-balance-sheet risks are managed and monitored in manners similar to those used for on-balance-sheet risks. There are no significant industry concentrations of such risks.

<PAGE 24>

     A summary of the notional amount of the Company's off-balance-sheet credit transactions, net of participations, at December 31, 1999 and 1998 follows:

Off-Balance-Sheet Credit Risks

In millions                                   1999             1998
-----------                                 -------          -------
Commercial Lending Commitments              $50,721          $44,104
Standby Letters of Credit                     8,257            6,620
Commercial Letters of Credit                  1,329            1,548
Securities Lending Indemnifications          61,378           47,839

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

     Standby letters of credit principally support corporate obligations and include $0.4 billion and $0.3 billion that were collateralized with cash and securities at December 31, 1999 and 1998. At December 31, 1999 and 1998, securities lending indemnifications were secured by collateral of $61.4 billion and $47.8 billion. At December 31, 1999, approximately $6.8 billion of the standbys will expire within one year, and the balance between one to five years.

     At December 31, 1999, approximately $74.4 billion of interest rate contracts will mature within one year, $116.8 billion between one and five years, and the balance after five years. At December 31, 1999, approximately $101.4 billion of foreign exchange contracts will mature within one year and $1.5 billion between one and five years. There were no derivative financial instruments on nonperforming status at year end 1999.

     Use of derivative financial instruments involves reliance on counterparties. Failure of a counterparty to honor its obligation under a derivative contract is a risk the Company assumes whenever it engages in a derivative contract.

<PAGE 25>

     A summary of the notional amount and credit exposure of the Company's derivative financial instruments at December 31, 1999 and 1998 follows:

Derivative Financial Instruments
                                        Notional Amount      Credit Exposure
                                        ---------------      ---------------
In millions                               1999     1998       1999      1998
-----------                             ------  -------      -----    ------
Interest Rate Contracts:
Futures and Forward Contracts           $20,537 $13,011     $    2    $    1
Swaps                                    86,341  47,417      1,124       468
Written Options                          70,009  54,931          -         -
Purchased Options                        36,766  27,095        287       158

Foreign Exchange Contracts:
Swaps                                       147      35         16         2
Written Options                          24,639  45,700         28         -
Purchased Options                        27,968  45,104        287       683
Commitments to Purchase and Sell
 Foreign Exchange                        50,196  41,290        694       588

Equity Derivatives:
Purchased Options                             3       -          -         -

Credit Derivatives:
Swaps                                       325       -         83         -
                                                            ------    ------
                                                             2,521     1,900
Effect of Master Netting Agreement                          (1,558)     (455)
                                                            ------    ------
Total Credit Exposure                                       $  963    $1,445
                                                            ======    ======

Operating Leases

     Net rent expense for premises and equipment was $100 million in 1999, $101 million in 1998, and $92 million in 1997.

     At December 31, 1998, the Company and its subsidiaries were obligated under various noncancelable lease agreements, some of which provide for additional rents based upon real estate taxes, insurance, and maintenance and for various renewal options. The minimum rental commitments under noncancelable operating leases for premises and equipment having a term of more than one year from December 31, 1999 are as follows:

Year ending December 31,                  In millions
-----------------------------------------------------
2000                                            $  93
2001                                               83
2002                                               62
2003                                               51
2004                                               44
Thereafter                                        232
                                                -----
Total Minimum Lease Payments                    $ 565
                                                =====


     In the ordinary course of business, there are various claims pending against the Company and its subsidiaries. In the opinion of management, liabilities arising from such claims, if any, would not have a material effect upon the Company's consolidated financial statements.

<PAGE 26>

15.  Stock Option Plans

The Company's stock option plans ("the Option Plans") provide for the issuance of stock options at fair market value at the date of grant to officers and employees of the Company and its subsidiaries. Under the Company's 1999 Plan, options to acquire common stock may be granted in amounts that do not exceed 70 million shares. Generally, each option granted under the Option Plans is exercisable between one and ten years from the date of grant.

     The Company accounts for its Option Plans under Accounting Principles Board Opinion 25. As a result, compensation cost is not recorded. If compensation cost for these plans had been based on fair value, net income would have been reduced by $31 million in 1999, $24 million in 1998, and $22 million in 1997. Also, diluted earnings per share would have been reduced by 4 cents per share in 1999, 3 cents per share in 1998, and 3 cents per share in 1997.

     The assumptions used in the Black-Scholes Model for determining the impact of accounting for the Option Plans at fair value for 1999 are as follows: dividend yield of 3%; expected volatility of 28%; risk free interest rate of 4.68%; and expected option lives of 5 years.

     A summary of the status of the Company's Option Plans as of December 31, 1999, 1998, and 1997, and changes during the years ending on those dates is presented below:

                                     1999                     1998                       1997
                       ---------------------    ----------------------     ---------------------
                                    Weighted                  Weighted                  Weighted
                                    Average                   Average                   Average
                                    Exercise                  Exercise                  Exercise
Options	             Shares       Price        Shares       Price        Shares       Price
-------                ---------   ---------     ---------   ---------     ---------   ---------
Outstanding at
 Beginning of Year    28,195,178     $16.72     24,662,436     $10.31     24,938,428     $ 7.12
Granted                7,322,850      35.60      9,206,000      29.37      7,307,500      17.30
Exercised             (4,579,044)     10.12     (5,273,966)      8.34     (7,346,620)      6.22
Canceled                (598,357)     28.64       (399,292)     22.68       (236,872)     16.90
                       ---------                ----------                ----------
Outstanding at
 End of Year          30,340,627      22.04     28,195,178      16.72     24,662,436      10.31
                      ==========                ==========                ==========
Options Exercisable
 at Year-end          16,223,731      13.38     16,414,092      10.09     15,770,652       7.33
Weighted-average
 Fair Value of
 Options Granted
 During the Year         $  8.18                     $6.24                     $3.71

The following table summarizes information about stock options outstanding at December 31, 1999:

                             Options Outstanding             Options Exercisable
                     ------------------------------------   ----------------------
                                      Weighted
                                       Average   Weighted                 Weighted
                       Number        Remaining    Average        Number    Average
   Range of          Outstanding   Contractual   Exercise   Exercisable   Exercise
Exercise Prices      at 12/31/99          Life      Price   at 12/31/99      Price
---------------      -----------   -----------   --------   -----------   --------
  $ 3 to  5            1,186,217     1.8 Years    $  4.52     1,186,217    $  4.52
    6 to  7            5,177,533     4.1             6.98     5,177,533       6.98
   11 to 17            8,332,472     6.6            14.87     7,556,148      14.86
   20 to 25               56,064     7.4            21.68        37,168      21.95
   27 to 30            7,058,537     8.0            27.49     2,211,061      27.49
   32 to 42            8,529,804     9.0            36.12        55,604      31.73
                     -----------                            -----------
    3 to 42           30,340,627     7.0            22.04    16,223,731      13.38
                     ===========                            ===========

<PAGE 27>

Report of Independent Auditors

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
THE BANK OF NEW YORK COMPANY, INC.
NEW YORK, NEW YORK

We have audited the accompanying consolidated balance sheets of The Bank of New York Company, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Bank of New York Company, Inc. and subsidiaries at December 31, 1999 and 1998, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                                      /S/ Ernst & Young, LLP


NEW YORK, NEW YORK
JANUARY 28, 2000

<PAGE 28>

Management's Discussion and Analysis of the Company's Financial Condition and Results of Operations
------------------------------------------------------------------------------
SUMMARY OF RESULTS

The Bank of New York Company, Inc. (the "Company") actual results of future operations may differ from those set forth in certain forward-looking statements contained herein. When used in this report, the words "prospective", "expected", "projected", "estimated", "anticipated", "intended", "believe", and similar expressions identify forward looking statements. Readers are cautioned that forward looking statements should be read in conjunction with the Company's Form 10-K disclosure under the heading "Forward Looking Statements".

For 1999, the Company reported record net income of $1,739 million or a record $2.27 per diluted share, compared with $1,192 million or $1.53 per diluted share in 1998 and $1,104 million or $1.36 per diluted share in 1997. The 1999 results reflect an after-tax gain of $573 million or 75 cents per share on the sale of BNYFC and the decision to exit a portfolio of credits on an accelerated basis.

     The record results for the year 1999 reflect the successful execution of the Company's consistent, long-term strategy to emphasize fiduciary, securities servicing, and cash processing services to global clients. The continued repositioning of the Company's business profile, as evidenced by the acquisition of Royal Bank of Scotland Trust Bank and the divestiture of the Company's commercial finance business, drove noninterest income to 61% of total revenue, up from 58% last year. Securities servicing revenues were up 24% to a record $1,245 million in 1999 reflecting particular strength in global custody, mutual funds, securities lending, ADRs, and execution services. Market share gains from new business wins, as well as the RBSTB acquisition, resulted in assets under custody reaching $6.3 trillion at year end. All areas contributed to an internal growth rate of 15% for 1999. Private client services and asset management fees were up 17% to a record $244 million in 1999, led by strong results from personal trust, personal asset management, and retail investment products. In 1999, cash processing fees increased 7% to a record $274 million. Higher transaction flows in the Company's European securities servicing business drove foreign exchange and other trading revenues up 12% to a record $189 million this year compared with $170 million last year. In 1999, net interest income on a taxable equivalent basis was $1,745 million compared with $1,709 million in 1998. The provision for credit losses increased to $135 million from $20 million and the Company recorded a liquidity charge to noninterest income of $124 million associated with the decision to exit a portfolio of credits on an accelerated basis.

     In 1999, return on average common equity was a record 34.0% compared with 24.25% in 1998 and 22.13% in 1997, while return on average assets was 2.60% compared with 1.89% in 1998 and 1.86% in 1997. The 1999 ratios reflect the gain on the sale of BNYFC.

     Tangible diluted earnings per share (earnings before the amortization of goodwill and intangibles) were $2.37 per share in 1999 compared with $1.62 per share in 1998. Tangible return on average assets was 2.78% in 1999 and 2.06% in 1998 and tangible return on average common equity was 50.23% in 1999 compared with 37.13% in 1998.

     In 1998, securities servicing fee revenues grew by 27% reaching $1 billion for the year which, when combined with 15% growth in private client services and asset management fees, pushed noninterest income to 58% of revenues, up from 54% in the prior year. Principal drivers for securities servicing were continued strong growth in securities transaction volumes, augmented by record new business wins and the introduction of new products. Strong internal growth of 16% was spread over all of the Company's securities servicing businesses with acquisitions contributing the remainder. Revenue growth was led by ADRs, domestic and global custody, securities lending, corporate trust, UIT, and execution services. Private client services and

<PAGE 29>

asset management fees were $208 million for 1998, an increase of 15% over 1997, as a result of focused and aggressive new business efforts. Keeping pace with the substantial increase in the Company's processing businesses, foreign exchange and other trading revenues grew to $170 million for 1998 compared with $125 million in 1997, reflecting the customer driven nature of this business. In 1998, net interest income on a taxable equivalent basis was $1,709 million compared with $1,890 million in 1997 and the provision for credit losses decreased to $20 million from $280 million reflecting primarily the impact of the sale of the credit card business in 1997. Additional highlights were continued strength in asset quality and the maintenance of one of the best efficiency ratios in the industry at 50.5%.

     In 1997, revenues from the Company's securities servicing business grew 21% to $790 million. This reflects strong internal growth of 16%, with increases in all businesses. ADRs, stock transfer, corporate trust, and mutual funds were particularly strong. Fees from cash processing were up 14% in 1997 to $239 million. Private client services and asset management grew 12% over 1996 to $181 million reflecting new business and generally strong markets. In 1997, net income on a taxable equivalent basis totaled $1,890 million compared with $1,999 million in the prior year. The decline is primarily attributable to the sale of the credit card operations and the stock buyback program, partially offset by growth in corporate lending. The provision for credit losses decreased to $280 million from $600 million due largely to the sale of credit card receivables. Operating expenses continued to remain under good control.


NET INTEREST INCOME

Dollars in millions                           1999          1998         1997
-------------------                           ----          ----         ----
Net Interest Income on a Taxable
 Equivalent Basis                           $ 1,745        $1,709       $1,890
Net Interest Rate Spread                      2.19%         2.22%        2.88%
Net Yield on Interest-Earning Assets          3.11          3.24         3.89

For 1999, net interest income on a taxable equivalent basis, amounted to $1,745 million compared with $1,709 million in 1998. Average earning assets were $56.2 billion up from $52.8 billion in 1998 reflecting growth in highly liquid, lower yielding assets generated by the Company's securities servicing businesses and the acquisition of RBSTB. Average loans were $38.8 billion in 1999 compared with $38.3 billion in 1998. Growth in the loan portfolio in 1999 was partially offset by the sale of BNYFC. The net interest rate spread was 2.19% in 1999 compared with 2.22% in 1998, while the net yield on interest-earning assets was 3.11% in 1999 and 3.24% in 1998. The increase in net interest income and the decline in spread and yield from 1998 was caused by growth in highly liquid but lower yielding assets. The yield was also impacted by the Company's stock buyback program.

     In 1998, net interest income on a taxable equivalent basis amounted to $1,709 million compared with $1,890 million in 1997. Average earning assets were $52.8 billion up from $48.5 billion in 1997 reflecting increased customer driven deposits from the Company's global securities servicing business as well as increased corporate lending. Average loans were $38.3 billion in 1998 compared with $36.6 billion in 1997. The increase in loans was primarily in the special industries lending divisions and asset based lending. The net interest rate spread and yield were 2.22% and 3.24% in 1998 compared with 2.88% and 3.89% in 1997. The decrease in net interest income, net interest rate spread, and yield from 1997 reflect the impact of the sale of the Company's credit card operations and the financing of the stock buyback program.

     On a taxable equivalent basis, net interest income was $1,890 million in 1997. Average loans were $36.6 billion in 1997 down from $36.7 billion in 1996. Year-end 1997 loans were $34.5 billion down from $36.1 billion in 1996 reflecting the sale of $5.3 billion of credit card receivables partially offset by increased corporate lending. The net interest rate spread and yield

<PAGE 30>

were 2.88% and 3.89% in 1997 compared with 3.37% and 4.35% in 1996. These declines were primarily attributable to the sale of the credit card portfolio. The decline in the net yield also reflected the financing of the stock buyback program.

     Interest income would have been increased by $8 million, $10 million, and $10 million if loans on nonaccrual status at December 31, 1999, 1998, and 1997 had been performing for the entire year.


NONINTEREST INCOME

A wide range of securities servicing, cash processing services, private client services and asset management fees, other fee-based services, and trading activities provide noninterest income. Revenues from these activities were $3,493 million in 1999, compared with $2,283 million in 1998 and $2,137 million in 1997. On a proforma basis, reflecting the sale of BNYFC and excluding the liquidity charge on the accelerated disposition of loans, noninterest income for the year was $2,532 million.

     Securities servicing fees were $1,245 million, $1,000 million, and $790 million in 1999, 1998, and 1997. The 24% increase in securities servicing fees from 1998 reflects strong internal growth and the acquisition of RBSTB. Cash processing fees, principally funds transfer, cash management, and trade finance, were $274 million in 1999, $256 million in 1998, and $239 million in 1997. Funds transfer fees were ahead a strong 9% and cash management fees were up by 11%. Revenues from the trade finance business were flat compared to 1998 partially due to the sale of BNYFC. Private client services and asset management fees were $244 million in 1999, $208 million in 1998, and $181 million in 1997. Service charges and fees were $338 million in 1999, compared with $326 million in 1998 and $354 million in 1997. For further discussion of fee revenue see Segment Profitability.

     Securities gains totaled $199 million, $175 million, and $136 million in 1999, 1998, and 1997.

     Other noninterest income was $1,193 million in 1999, $318 million in 1998, and $437 million in 1997. In 1999, other noninterest income included a $1,020 million pre-tax gain on the sale of BNYFC and $124 million liquidity charge on loans available for sale. Profits from foreign exchange and other trading activities were $189 million, $170 million, and $125 million in 1999, 1998, and 1997. In 1998, other noninterest income included a $29 million pre-tax gain on the sale of the Company's property at 48 Wall Street. In 1997, other noninterest income included pre-tax gains on the sale of credit card portfolios of $177 million. Other noninterest income also includes a pre-tax gain of $27 million in 1997 related to the sale of a portion of the Company's interest in Wing Hang Bank, Ltd.


NONINTEREST EXPENSE AND INCOME TAXES

Total noninterest expense was $2,107 million in 1999, $1,928 million in 1998, and $1,874 million in 1997. On a proforma basis, reflecting the sale of BNYFC, noninterest expense for 1999 was $2,054 million. Salaries and employee benefits increased 6% to $1,251 million in 1999. Net occupancy and furniture and fixture expenses increased by a combined $9 million to $261 million. Other expenses increased by 19% in 1999 to $595 million. Noninterest expense for 1999 includes $20 million related to making computer systems Year 2000 compliant. The increase in expenses in 1999 was attributable to acquisitions, particularly RBSTB, growth in the Company's fee based businesses and increased investment in technology. Offsetting these factors was the sale of BNYFC.
     Total noninterest expense increased 3% in 1998 compared with 1997, principally due to acquisitions, new businesses growth and technology spending. Salaries and employee benefits increased 11% in 1998 to $1,178 million. Net occupancy and furniture and fixture expenses decreased by a combined $9 million to $252 million in 1998. Other expenses fell by 9% in 1998 to $498 million. Year 2000 expenses were $33 million.

<PAGE 31>

     The efficiency ratio was 50.8% in 1999 compared with 50.5% in 1998 and 50.2% in 1997. The efficiency ratios exclude the gains on the sale of BNYFC in 1999 and sales of the credit card portfolios in 1997.

     The Company's consolidated effective tax rates for 1999, 1998, and 1997 were 37.3%, 35.2%, and 36.4%. The 1999 rate reflects fewer tax benefits from leasing activities and higher taxes associated with the sale of BNYFC. The 1998 rate decreased compared with 1997 due to higher non-taxable income and larger deductions for preferred trust securities partially offset by higher state and local taxes. The 1997 rate decreased due to larger deductions for preferred trust securities in addition to the reduced impact of state and local taxes.


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

     In 1999, the Company reduced its reliance on non-core sources of funds such as money market rate accounts, certificate deposits greater than $100,000, federal funds purchased and other borrowing as these sources declined in aggregate to $11.0 billion on an average basis from $12.6 billion in 1998. Stable foreign deposits primarily from the Company's European based securities servicing business increased on average to $20.2 billion from $16.4 billion in 1998. Savings and other time deposits were flat on an average basis. Foreign deposits increased significantly at December 31, 1999 due to the acquisition of RBSTB.

     In 1999, the Company's average commercial paper borrowings were $690 million compared with $1.1 billion in 1998. The Company has backup lines of credit of $350 million at financial institutions supporting these borrowings.

     The following comments relate to the information disclosed in the Consolidated Statements of Cash Flows.

     Earnings and other operating activities used $1.0 billion in 1999, compared with being a source of $1.6 billion and $0.8 billion of cash inflows in 1998 and 1997. The changes in cash flows from operations 1999 and 1998 were principally the result of changes in trading activities.

     In 1999, cash used by investing activities was $1.1 billion as compared to $5.2 billion and $3.2 billion used by investing activities in 1998 and 1997. In 1999, additions to loans, interest-bearing deposits in banks, and federal fund sold and securities purchased under resale agreements were partially offset by the sale of BNYFC. In 1998, additions to commercial loans and interest-bearing deposits were partially offset by sales of securities. In 1997, additions to commercial loans, securities and federal funds sold and securities purchased under resale agreements were partially offset by the sale of credit card loans.

     Cash provided by financing activities was $1.3 billion, $1.9 billion, and $2.0 billion in 1999, 1998, and 1997 as the Company used deposits to finance its investing activities. In 1999, 1998, and 1997, financing activities used cash to buy back the Company's common shares, and provided cash through the issuance of preferred trust securities and long-term debt. Federal funds purchased and securities sold under repurchase agreements were a net use of funds in 1999 and 1998 while a net source of funds in 1997.

<PAGE 32>

     Restrictions on the ability of the Company to obtain funds from its subsidiaries are discussed in Note 10 to the Consolidated Financial Statements.


CAPITAL RESOURCES

Shareholders' equity was $5,143 million at December 31, 1999, compared with $5,448 million at December 31, 1998 and $5,002 million at December 31, 1997. In October 1999, the Company increased its quarterly common stock dividend to 16 cents per share, up 14% from the beginning of 1999. During 1999, the Company retained $1,302 million of earnings and issued $200 million of preferred trust securities. The Company also issued $300 million of subordinated notes and $631 million of medium-term notes, increasing long-term debt to $2,811 million from $2,086 million. The increased long-term debt supports assets acquired in the RBSTB acquisition and replaces subordinated debt ceasing to qualify as Tier 2 capital. The Company also repurchased 43.8 million common shares for $1.6 billion. The Company has a shelf registration statement with a remaining capacity of $369 million of debt, preferred stock, preferred trust securities, or common stock.

     In 1998, the Company retained $789 million of earnings and issued $300 million of preferred trust securities and $335 million of medium term notes. In July 1998, the Company increased its quarterly common stock dividend to 14 cents per share, up 17% from the beginning of 1997. In addition, the conversion of warrants provided $333 million in capital. The Company also repurchased 32.5 million common shares for $976 million.

     In 1997, the Company retained $721 million of earnings and issued $400 million of preferred trust securities. Warrant holders converted 3 million warrants into 22 million common shares, providing $169 million in capital. In addition, 58 million common shares were repurchased for $1.2 billion and $111 million in preferred stock was redeemed.


PROVISION AND ALLOWANCE FOR CREDIT LOSSES

The provision for credit losses was $135 million in 1999, compared with $20 million in 1998 and $280 million in 1997. The increase in the provision compared with 1998 was primarily due to the decision to accelerate the disposition of certain loans, some of which were nonperforming, as well as higher charge-offs in the Company's asset based lending businesses.

     Nonperforming assets declined by 18% to $158 million at December 31, 1999. The decrease in nonperforming assets during 1999 is attributable to charge-offs and writedowns of $126 million and paydowns, sales, and returns to accrual status of $163 million. The decrease was partially offset by $254 million of loans placed on nonperforming status.

<PAGE 33>

     The following table shows the distribution of nonperforming assets at December 31, 1999 and 1998:

Dollars in millions                     1999        1998        Change
-------------------                     ----        ----        ------
Category of Loans:
Commercial Real Estate                  $  -        $ 26         (100)%
Other Commercial                          20          65          (69)
Foreign                                   63          53           19
Regional Commercial                       30          35          (14)
Loans Available for Sale                  33           -            -
                                        ----        ----
    Total Nonperforming Loans            146         179          (18)
Other Real Estate                         12          14          (14)
                                        ----        ----
    Total Nonperforming Assets          $158        $193          (18)
                                        ====        ====

Nonperforming Asset Ratio                0.4%        0.5%

Allowance/Nonperforming Loans          407.7       355.5

Allowance/Nonperforming Assets         376.9       328.9


     Net charge-offs were $137 million in 1999, $29 million in 1998, and $354 million in 1997. In 1999, net charge-offs were primarily related to the decision to accelerate the disposition of certain loans, as well as higher charge-offs in the Company's asset based lending businesses. Net charge-offs in 1998 were mainly related to commercial loans, while net charge-offs were primarily attributable to credit card loans in 1997. The total allowance for credit losses was $595 million and $636 million at year-end 1999 and 1998. The ratio of the total allowance for credit losses to year-end loans was 1.58% and 1.66% at December 31, 1999 and 1998.

     In 1999 as part of its continuing strategy to align credit products with fiduciary and servicing businesses, the Company reviewed its credit portfolio and decided to accelerate the disposition of certain loans based on, in part, cross sell potential and overall profitability. As a result, in 1999 the Company categorized over $1 billion of loans as available for sale and recorded a liquidity charge of $124 million. At December 31, 1999, the remaining credit exposures available for sale totaled $538 million with outstandings of $318 million.

     Based on an evaluation of individual credits, historical credit losses, and global economic factors, the Company has allocated its allowance for credit losses as follows:

                                   1999     1998     1997     1996     1995
                                   ----     ----     ----     ----     ----
Real Estate                           4%       3%       4%       5%       7%
Domestic Commercial and
 Industrial                          78       74       64       40       36
Consumer                              -        1        1        1        2
Credit Card                           -        -        -       29       23
Foreign                              12       11        7        4       11
Unallocated                           6       11       24       21       21
                                   ----     ----     ----     ----     ----
                                    100%     100%     100%     100%     100%
                                   ====     ====     ====     ====     ====

     Such an allocation is inherently judgmental, and the entire allowance for credit losses is available to absorb credit losses regardless of the nature of the loss


<PAGE 34>

MARKET RISK MANAGEMENT

Market risk is the risk of loss due to adverse changes in the financial markets. Market risk arises from derivative financial instruments, such as futures, forwards, swaps and options, and other financial instruments, such as loans, securities, deposits, and other borrowings. The Company's market risks are primarily interest rate and foreign exchange risk, as well as credit risk.

     The Company's risk management process begins with oversight by the Board of Directors, who periodically review risk management policies and controls and approve aggregate levels of risk. The Company's market risk governance structure includes two committees comprised of senior executives who review market risk activities, risk measurement methodologies and risk limits, approve new products, and provide direction for the Company's market risk profile. The Asset/Liability Management Committee oversees the market risk management process for interest rate risk related to asset/liability management activities. The Market Risk Management Committee oversees the market risk management process for trading activities. Both committees are supported by a comprehensive risk management process that is designed to identify, measure, and manage market risk.


TRADING ACTIVITIES AND RISK MANAGEMENT

The Company's trading activities are primarily oriented towards acting as a market maker for the Company's customers. The risk from these market making activities and from the Company's own positions is managed by the Company's traders and limited in total exposure as described below.

     The Company manages trading risk through a system of position limits, a value at risk (VAR) methodology, based on a Monte Carlo simulation, stop loss advisory triggers, and other market sensitivity measures. Risk is monitored and reported to senior management by an independent unit on a daily basis. The VAR methodology captures, based on certain assumptions, the potential overnight pre-tax dollar loss from adverse changes in fair values of all trading positions. The calculation assumes a one day holding period for most instruments, utilizes a 99% confidence level, and incorporates the non-linear characteristics of options. As the VAR methodology does not evaluate risk attributable to extraordinary financial, economic or other occurrences, the risk assessment process includes a number of stress scenarios based upon the risk factors in the portfolio and management's assessment of market conditions. Additional stress scenarios based upon historic market events are also tested.

     The following table indicates the calculated VAR amounts for the trading portfolio for the years ending December 31, 1999 and 1998. During these periods, the daily trading loss did not exceed the calculated VAR amounts on any given day.


(In millions)                 1999                                  1998
                  -----------------------------------  -----------------------------------
Market Risk       Average  Minimum  Maximum  12/31/99  Average  Minimum  Maximum  12/31/98
-----------       -------  -------  -------  --------  -------  -------  -------  --------
Interest Rate      $5.4     $2.5     $12.6    $4.5      $4.2     $1.5     $7.0      $4.4
Foreign Exchange    1.7      0.7       4.0     1.8       2.4      0.8      5.7       2.2
Overall Portfolio   7.1      3.9      13.7     6.3       6.6      2.8      9.7       6.6


<PAGE 35>

ASSET/LIABILITY MANAGEMENT

The Company's asset liability management activities include lending, investing in securities, accepting deposits, raising money as needed to fund assets, and processing securities and other transactions. The market risks that arise from these activities are interest rate risk, and to a lesser degree, foreign exchange risk. The Company's primary market risk is exposure to movements in US dollar interest rates. Exposure to movements in foreign currency interest rates also exists, but to a significantly lower degree. The Company actively manages interest-rate sensitivity (the exposure of net interest income to interest rate movements). In addition to gap analysis, the Company uses earnings simulation and discounted cash flow models to identify interest rate exposures.

     An earnings simulation model is the primary tool used to assess changes in pre-tax net interest income. The model incorporates management's assumptions regarding interest rates, balance changes on core deposits, and changes in the prepayment behavior of loans. These assumptions have been developed through a combination of historical analysis and future expected pricing behavior. Derivative financial instruments used for interest rate risk management purposes are also included in this model.

    The Company evaluates the effect on earnings by running scenarios with interest rates shocked 200 basis points up and down from a baseline scenario with flat interest rates. These scenarios are reviewed to examine the impact of large interest rate movements. Interest rate sensitivity is quantified by calculating the change in pre-tax net interest income between the scenarios over a 12 month measurement period. The measurement of interest rate sensitivity is the percentage change in net interest income calculated by the model under the shock up 200 basis points versus the baseline scenario and under the shock down 200 basis point scenario versus the baseline scenario. Under these shock scenarios, pre-tax net interest income would be positively affected by 1.50% from the baseline scenario for a 200 basis point increase in rates and negatively affected by 4.53% for a 200 basis point decline. These scenarios do not include the strategies that management could employ as rate expectations change.

     To manage foreign exchange risk, the Company funds foreign currency-denominated assets with liability instruments denominated in the same currency. The Company utilizes various foreign exchange contracts if a liability denominated in the same currency is not available or desired, and to minimize the earnings impact of translation gains or losses created by investments in overseas markets. The foreign exchange risk related to the interest rate spread on foreign currency-denominated asset/liability positions is managed as part of the Company's trading activities. The Company uses forward foreign exchange contracts to protect the value of its net investment in foreign operations. At December 31, 1999, net investments in foreign operations approximated $690 million and were spread across 10 foreign currencies.

     The Company's equity investments of $1.6 billion at December 31, 1999 primarily consisted of venture capital investments, equity positions from debts previously contracted, equity positions in other financial institutions, and minority interests in various subsidiaries. The majority of these investments are of a long-term nature and accordingly the Company does not view fluctuations in the market prices of these securities as having a material impact on the Company's operations. Changes in prices for marketable equity securities are reflected in the Statements of Changes in Shareholders' Equity. All equity investments are evaluated on a regular basis for permanent impairment.

<PAGE 36>

SEGMENT PROFITABILITY

Segment Data

The Company has an internal information system that produces performance data for management about the Company's four segments along product and service lines.

     The Servicing and Fiduciary segment provides a broad array of fee based services. This segment includes the Company's securities servicing, cash processing, and private client services and asset management businesses. Securities servicing includes global custody, securities clearance, mutual funds, unit investment trust, securities lending, American Depositary Receipts, corporate trust, stock transfer and execution services. Cash processing products primarily relate to funds transfer, cash management and trade finance. Private client services and asset management provide traditional banking and trust services to affluent clients and asset management to institutional and private clients.

     The Corporate Banking segment provides lending services, such as term loans, lines of credit, asset based financings, and commercial mortgages, to domestic and international commercial enterprises. Through BNY Capital Markets, the Company provides syndicated loans, bond underwriting, private placements of corporate debt and equity securities, and merger, acquisition, and advisory services.

     The Retail Banking segment includes consumer lending, residential mortgage lending, and retail deposit services. The Company operates 353 branches in 22 counties in three states.

     The Financial Markets segment includes trading of foreign exchange and interest rate products, investing and leasing activities, and treasury services to other segments.

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

<PAGE 37>

     The segments contributed to the Company's profitability as follows:



In Millions           Servicing
                         and
For the Year Ended    Fiduciary    Corporate  Retail  Financial Reconciling Consolidated
December 31, 1999     Businesses    Banking   Banking  Markets     Items       Total
------------------    ----------   ---------  ------- --------- ----------- ------------
Net Interest Income      $  474    $   615    $  479   $    96    $   37      $ 1,701
Provision for
  Credit Losses               -        110         3        (2)       24          135
Noninterest Income        1,909        314        92       218       960        3,493
Noninterest Expense       1,227        248       306        62       264        2,107
                          -----      -----     -----     -----     -----       ------
Income Before Taxes      $1,156    $   571    $  262   $   254    $  709      $ 2,952
                         ======    =======    ======   =======    ======      =======

Average Assets           $7,692    $31,219    $4,572   $21,821    $1,473      $66,777



In Millions           Servicing
                         and
For the Year Ended    Fiduciary    Corporate  Retail  Financial Reconciling Consolidated
December 31, 1998     Businesses    Banking   Banking  Markets     Items       Total
------------------    ----------   ---------  ------- --------- ----------- ------------
Net Interest Income      $  395    $   677    $  486   $   100    $   (7)     $ 1,651
Provision for
  Credit Losses               -        114         7         7      (108)          20
Noninterest Income        1,579        305        73       252        74        2,283
Noninterest Expense       1,032        262       311        59       264        1,928
                          -----     ------     -----    ------     -----       ------
Income Before Taxes      $  942    $   606    $  241   $   286    $  (89)     $ 1,986
                         ======    =======    ======    ======    =======     =======

Average Assets           $6,016    $33,783    $4,527   $17,286    $1,529      $63,141



In Millions           Servicing
                         and
For the Year Ended    Fiduciary    Corporate  Retail  Financial Reconciling Consolidated
December 31, 1997     Businesses    Banking   Banking  Markets     Items       Total
------------------    ----------   ---------  ------- --------- ----------- ------------
Net Interest Income      $  343    $   585    $  844   $    66    $   17      $ 1,855
Provision for
  Credit Losses               -         95       285         -      (100)         280
Noninterest Income        1,305        252       163       186       231        2,137
Noninterest Expense         901        224       444        59       246        1,874
                          -----      -----     -----    ------     -----       ------
Income Before Taxes      $  747    $   518    $  278   $   193    $  102      $ 1,838
                         ======     ======    ======    ======    ======       ======

Average Assets           $6,373    $27,558    $8,119   $15,963    $1,229      $59,242


<PAGE 38>

Segment Highlights

     In the Servicing and Fiduciary businesses segment, securities servicing fees increased to $1,245 million as compared with $1,000 million in 1998 and $790 million in 1997. New business wins, greater processing volumes from existing custody clients reflecting favorable markets worldwide, and acquisitions drove fee revenue up 24% in 1999. All of the Company's businesses have shown strong internal growth with global custody, mutual funds, securities lending, ADRs, and execution services performing particularly well in 1999. The Company's ADR business benefited from record depositary receipt trading volume on US exchanges which grew 15% in 1999. In addition, the Company was named as agent on 130 new programs from 39 countries, or 71% of all new sponsored depositary receipt programs in 1999. Global custody continued to gain momentum from significant new business wins in the mutual funds and insurance industries. Market share gains from new business wins as well as the RBSTB acquisition resulted in assets under custody reaching $6.3 trillion in 1999 up from $5.1 trillion in 1998 and $3.9 trillion in 1997.

     Fees from cash processing in 1999 increased to $274 million over 1998's $256 million and 1997's $239 million. Cash management fees were particularly strong in 1999, growing by 11% to $51 million, with fund transfer fees ahead of the prior year by 9%, reaching $103 million.

     Fees from private client services and asset management grew to $244 million in 1999, as compared with $208 million in 1998 and $181 million in 1997, reflecting strong investment performance which continues to attract new customers and generally strong markets. Assets under management were $60.4 billion, $48.4 billion and $42.1 billion in 1999, 1998, and 1997.
Assets under administration were $30.2 billion up from $25.8 billion in 1998 and $22 billion in 1997.

     Net charge-offs in the Servicing and Fiduciary businesses segment were zero in 1999, 1998, and 1997. The rise in noninterest expense is consistent with the significant increase in fee revenue as well as the Company's continued investment in technology.

     The Corporate Banking segment's net interest income was $615 million in 1999 compared with $677 million in 1998 and $585 million in 1997. The decrease in 1999 reflects the sale of BNYFC. The provision for credit losses was $110 million in 1999 compared with $114 million and $95 million in 1997. Net charge-offs in the Corporate Banking segment were $135 million, $16 million, and $75 million in 1999, 1998, and 1997. The increase in noninterest income to $314 million in the current year was due to increased capital markets fees partially offset by the sale of BNYFC. Capital markets fees in 1999 increased nearly 48% over 1998. The Company acted as agent/co-agent on over $250 billion of loan syndication in 1999 compared with $223 billion in 1998. In 1999 the Company was the co-manager on 51 underwritings, up from 41 in 1998. This trend was offset by continued lower income from the Company's offshore banking subsidiaries in Hong Kong and Brazil. The decrease in 1999's noninterest expense reflects the sale of BNYFC.

     Net interest income in the Retail Banking sector was $479 million in 1999 compared with $486 million in 1998 and $844 million in 1997. Net interest income in the branch banking network in 1999 was negatively impacted by the decrease in value of noninterest bearing sources of funds in a lower rate environment. Noninterest income was $92 million in 1999 compared with $73 million in 1998 and $163 million in 1997. The increase in 1999 reflects new product introductions, improved cross-selling, and selective price increases. Operating expenses were $306 million in 1999 compared with $311 million in 1998 and $444 million in 1997. Operating expenses relating to branch banking decreased in 1998, due in part to the sale of 11 retail branches in late 1997. The decreases in the Retail Banking segment's net interest income, provision for credit losses, noninterest income, and noninterest expense in 1998 compared with 1997 are principally due to the sale of the Company's credit card operation. Net

<PAGE 39>

charge-offs were $4 million, $5 million and $280 million in 1999, 1998, and 1997.

     In the Financial Markets segment, net interest income was $96 million compared with 1998's $100 million and 1997's $66 million. Noninterest income was $218 million compared with $252 million in 1998 and $186 million in 1997. Strong equity markets resulted in a significant and relatively consistent level of securities gains included in noninterest income in 1999, 1998, and 1997. Revenues from foreign exchange proprietary trading activities declined in 1999. Net charge-offs were a recovery of $2 million in 1999 and charge-offs of $7 million in 1998 and zero in 1997. Expenses were relatively flat over the period.

Reconciling items

Reconciling items for net interest income primarily relate to the recording of interest income on a taxable equivalent basis, reallocation of capital and the funding of goodwill. Reconciling items for noninterest income primarily relate to the sale of BNYFC, the liquidity charge on the sale of loans, again on the sale of the Company's credit card operation, sales of interest in Wing Hang Bank and other securities, and the sale of a building. Reconciling items for noninterest expense include $102 million, $101 million and $105 million of amortization of intangibles in 1999, 1998, and 1997, Year 2000 expenses, and corporate overhead. The adjustment to the provision for credit losses reflects the difference between the aggregate of the credit provision over a credit cycle for the reportable segments and the Company's recorded provision. The reconciling items for average assets consist of goodwill and other intangible assets.


Foreign Operations

     The Company's foreign activities consist of banking, trust, and processing services provided to customers domiciled outside of the United States, principally in Europe and Asia. The acquisition of RBSTB, which was renamed The Bank of New York (Europe) ("BNYE"), significantly expanded the Company's presence in Europe. In addition to BNYE, which is based in London, the Company operates through 30 branches and representative offices in 26 countries. There were no major customers from whom revenues were individually material to the Company's performance.


                          1999                               1998                                1997
          ---------------------------------- --------------------------------- ---------------------------------
In millions          Income                            Income                            Income
                     Before                            Before                            Before
Geographic           Income     Net    Total           Income     Net    Total           Income     Net    Total
Data       Revenues   Taxes  Income   Assets  Revenues  Taxes  Income   Assets  Revenues  Taxes  Income   Assets
---------- --------  ------  ------  -------  -------- ------  ------  -------  -------- -------  ------ -------
Domestic    $5,245   $2,530  $1,474  $49,913   $4,620  $1,806  $1,076  $49,564   $4,621  $1,669  $  997  $48,306
Europe       1,098      325     204   16,639      662     101      65    6,912      424      35      22    3,554
Asia           227       16      10    3,744      239      22      14    3,349      311      81      51    3,614
Other          396       81      51    4,460      272      57      37    3,678      341      53      34    4,487
           -------   ------  ------  -------   ------  ------  ------  -------   ------  ------  ------  -------
Total       $6,966   $2,952  $1,739  $74,756   $5,793  $1,986  $1,192  $63,503   $5,697  $1,838  $1,104  $59,961
            ======   ======  ======  =======   ======  ======  ======  =======   ======  ======  ======  =======

<PAGE 40>

LOANS

The following table shows the Company's loan distribution at the end of each of the last five years:


In millions                                1999      1998      1997      1996      1995
-----------                                ----      ----      ----      ----      ----
Domestic
Commercial and Industrial Loans(1)      $14,400   $13,626   $12,585   $11,780   $10,925
Real Estate Loans
  Construction and Land Development         275       271       208       139       118
  Other, Principally Commercial
   Mortgages                              2,771     2,691     2,669     2,645     2,741
  Collateralized by Residential
   Properties                             2,999     3,010     3,091     2,905     2,815
Banks and Other Financial
 Institutions                             1,788     1,788     1,899     1,650     1,953
Loans for Purchasing or Carrying
 Securities                               3,865     3,612     3,479     3,695     3,068
Lease Financings                          2,870     2,566     1,953     1,688     1,503
Consumer Loans                            1,610     1,243     1,197     6,605     9,859
Asset Based Lending                           -     2,007     1,844     1,064     1,100
Other(2)                                    606       420       341       249       235
Less: Unearned Income                       912       895       703       557       486
                                        -------   -------   -------   -------   -------
    Total Domestic                       30,272    30,339    28,563    31,863    33,831
                                        -------   -------   -------   -------   -------
Foreign
Commercial and Industrial Loans           3,451     3,349     2,872     2,465     1,784
Banks and Other Financial
 Institutions                             1,703     1,476     1,756     1,060       828
Lease Financings                          3,483     3,174     2,488     1,917     1,237
Government and Official Institutions        153       192       110       414       227
Asset Based Lending                           -     1,310       453       129       122
Other(2)                                     40        21        97        79       146
Less: Unearned Income                     1,555     1,475     1,212       921       488
                                        -------   -------   -------   -------   -------
    Total Foreign                         7,275     8,047     6,564     5,143     3,856
                                        -------   -------   -------   -------   -------
 Less: Allowance for Credit Losses          595       636       641       901       756
                                        -------   -------   -------   -------   -------
     Net Loans                          $36,952   $37,750   $34,486   $36,105   $36,931
                                        =======   =======   =======   =======   =======

(1) The commercial and industrial loan portfolio does not contain any industry concentration which exceeds 10% of loans.

(2) Other loans include $309 million domestic and $9 million of foreign loans available for sale.

<PAGE 41>


QUARTERLY DATA                                      UNAUDITED

                                   1999                              1998
                      -------------------------------   ------------------------------
Dollars in millions,  Fourth   Third   Second   First   Fourth  Third   Second   First
 except per share
 amounts

Interest Income        $ 943   $ 834    $ 839   $ 857    $ 900   $ 906   $ 870   $ 834

Interest Expense         502     417      423     430      468     491     462     439
                       -----   -----    -----   -----    -----   -----   -----   -----
Net Interest Income      441     417      416     427      432     415     408     395
                       -----   -----    -----   -----    -----   -----   -----   -----

Provision for Credit
 Losses                   15      90       15      15        5       5       5       5
`
Noninterest Income       686   1,531      651     625      597     572     561     553

Noninterest Expense      570     515      513     509      507     481     472     467
                       -----   -----    -----   -----    -----   -----   -----   -----
Income Before
 Income Taxes            542   1,343      539     528      517     501     492     476

Income Taxes             187     542      188     184      179     175     172     172

Distribution on Preferred
 Trust Securities         28      28       28      28       25      25      25      20
                       -----   -----    -----   -----    -----   -----    -----  -----
Net Income             $ 327   $ 773    $ 323   $ 316    $ 313   $ 301   $ 295   $ 284
                       =====   =====    =====   =====    =====   =====   =====   =====
Net Income
 Available to
 Common Shareholders   $ 327   $ 773    $ 323   $ 316    $ 313   $ 301   $ 295   $ 284
                       =====   =====    =====   =====    =====   =====   =====   =====
Per Common Share Data:
  Basic Earnings       $0.44   $1.04    $0.42   $0.41    $0.41   $0.40   $0.39   $0.38

  Diluted Earnings      0.44    1.02     0.42    0.41     0.40    0.39    0.38    0.36

Cash Dividends          0.16    0.14     0.14    0.14     0.14    0.14    0.13    0.13

  Stock Price
    High               44.81   39.56    40.63   39.56    40.25   33.97   33.25   32.06

    Low                32.44   32.31    33.88   32.75    25.69   24.50   28.31   26.69

Ratios:
  Return on Average
   Common
   Shareholders'
   Equity              25.98%  61.23%   24.82%  24.48%   23.88%  24.19%   24.03% 24.99%

  Return on Average
     Assets             1.84    4.78     1.95    1.94     1.86    1.86     1.90   1.93

<PAGE 42>

YEAR 2000 READINESS DISCLOSURE

The Company's data processing systems transitioned to the start of the Year 2000 without exhibiting any material problems. In addition to analysis, remediation, and testing of the Company's systems, the Company's compliance program focused on assessing the Year 2000 readiness of its global sub-custodians, major service providers, correspondents, business partners, and borrowers. The Company has not experienced any material problems due to the Year 2000 performance of any significant third party. The Company's current focus is to monitor continued performance, preparedness, and contingency planning. While contingency planning has been defined as part of the Year 2000 compliance program, owing to the Company's continued exposure to potential Y2K problems, all new measures have been incorporated into the Company's existing Business Continuity Plans.

     The Company considers Year 2000 compliance in its credit decisions and factors this into borrower ratings. Based on a review of significant obligors, the Company believes that exposure to obligor Year 2000 problems does not present a material risk to the Company.

     The Company's contingency plans relating to Year 2000 issues include the identification and assessment of the impact of various worst case scenarios on the critical operational components for each of the Company's business units. The Company has reviewed the applicability of its current contingency plans, which includes creation of an information center, establishment of special rapid response technology teams, scheduling availability of key personnel, testing and simulation activities, offsite data center facilities, and emergency backup power. We believe these plans to be adequate to mitigate continuing Year 2000 related risks. The Company's Year 2000 information center, which was established as a repository and focus for analysis of information, published the status of the organization internally and externally during critical periods. It is also authorized to requisition and deploy resources as needed to address unanticipated situations during the remaining risk periods in 2000.

     Overall, the Company's Year 2000 compliance program has to date, met the needs of its customers and compliance deadlines of its regulators. The total cost of the Year 2000 compliance program is projected to be $82 million. For the year ended December 31, 1999, the Company spent $20 million on making computer systems Year 2000 compliant. Total expenses since 1997 have been $71 million. The Company estimates that approximately $11 million in expenditures will be incurred beyond December 31, 1999 in connection with the Year 2000 compliance program.

     The Year 2000 compliance program is intended to significantly reduce the Company's level of uncertainty about the Year 2000 problem including the Year 2000 compliance and performance of its material business partners. The Company believes that with the successful transition of the Company's systems to the start of the Year 2000, the possibility of significant interruptions of normal operations should be reduced. However, because of the unprecedented nature of this issue, there can be no certainty as to its impact. The Company anticipates continued exposure to potential Year 2000 problems until at least the end of the year 2000. Forward looking statements contained in this Year 2000 update should also be read in conjunction with the Company's disclosures under the heading "Forward Looking Statements" in its Form 10-K.

<PAGE 43>

                    Securities Servicing and Cash Processing

We are the world's premier provider of Securities Servicing and Global Payment Services, offering the broadest product array of any servicing company. We rank either one or two in virtually every product line; from custody with over $6.3 trillion in assets under administration to a 64% market share in depositary receipts. In 1999 total fees reached $1.52 billion, a 21% increase over 1998. Our advanced technology and global network uniquely position us to provide solutions to financial institutions, corporations and intermediaries around the world.

The Investment Lifecycle

Investor Services

We continue to expand our ability to provide packages of customized services for every step of the investment lifecycle. Beginning with pre-trade analysis and portfolio modeling and carrying through to post-trade processing, we provide the products and services needed to allow clients to focus on their core businesses.

     When making investment decisions, clients benefit from our pre-trade analytical and compliance tools, which help them to devise optimal investment strategies - across varied currencies and asset types. When an investment decision is executed, we help clients maximize efficiency, mitigate risk and reduce expenses while paving the way for optimal execution. Our technology helps enhance price discovery and eliminates market fragmentation in the equity, fixed income and foreign exchange markets.

     We service the portfolio with a broad array of outsourcing options, delivering technologically sophisticated custody and clearing services in 90 markets. Using our local market expertise, we employ the resources and advanced technology required to support safekeeping, trade settlement, liquidity and reporting needs, as well as global accounting. We also provide liquidity through short-term investment vehicles and credit options. To maximize returns on their portfolio assets, clients can utilize our securities lending services, which balance risk and optimize portfolio returns.

     In portfolio analysis, the final phase of the investment lifecycle, we offer a powerful spectrum of portfolio analytic products that help monitor risk and enhance performance. The VaR model calculates the specific risk inherent in individual portfolios, strategies or positions and allows the management of incremental risk. Our interactive browser-based performance measurement application provides the ability to analyze the impact of investment decisions.

Global Trends

Global financial markets are expanding at tremendous rates, generating significant growth in worldwide financial assets. These trends, combined with privatization of pension plans and government owned agencies and the continuing growth of cross-border investments, have created enormous opportunities for revenue growth. Structural market changes including shortened settlement cycles, the consolidation of clearing and settlement systems in Europe, decimalization and extended trading hours are putting additional pressures on other service providers. However, because of our superior technology, we are well positioned to accommodate and benefit from these changes. Industry consolidation continues to provide opportunities to generate new business and make acquisitions that support our long-term strategy. We are well positioned to provide the guidance and support our clients require to meet these challenges.

<PAGE 44>


Industry Focus

We remain focused on specific industries, offering expertise to insurance companies, mutual funds, fund managers, banks, government agencies, endowments and foundations, pensions, central banks, and broker/dealers. Partnering with our clients we help mitigate risk, maximize returns, facilitate transaction processing, manage cash, reduce costs and provide financing to support clients' global business objectives.

Integrated Platform

Our integrated technology smoothly transitions clients from one phase of the investment lifecycle to the next. One system, INFORM, our real-time, web-based platform for customer communication provides access to our diverse suite of products and services. INFORM is in its third generation and is deployed in over 50 countries. Our rapid, flexible and highly efficient technology-based services increase the productivity of our clients' businesses.

Issuer Services

Depositary Receipts

Depositary receipts (DRs) enable investors worldwide to invest in dollar-denominated securities of non-U.S. companies and provide issuers of these securities access to U.S. and European capital markets. 1999 was another record year for our DR business. We won 130 new clients from 39 countries, leading all competitors with a 71% share of the worldwide market. As the largest depositary, we managed 64% of all DR programs globally with more than 1,300 clients from 69 countries.

     Using INFORM, DR clients can access comprehensive shareholder analysis, DR trading, price performance and DR program activity on a daily basis. It is used by over 300 clients from 35 countries. We also launched Internet HOLDRs (service mark) Trust and Biotech HOLDRs (service mark) Trust, innovative exchange-listed, equity basket securities. The trusts issue depositary receipts that represent common shares of specified companies in the Internet and biotechnology industries, respectively. Basket securities offer flexibility, diversification and expected reduced investing cost.

     Consolidations of industries, on a global basis, enabled us to expand our relationships with existing DR clients as we served as tender and exchange agent in some of the year's largest cross-border acquisitions, including Vodafone-Airtouch, RepsolYPF, TotalFina/ElfAcquitaine and ScottishPower /PacifiCorp.

Corporate Trust

We are the largest corporate trust service provider in the world. Our portfolio of more than 70,000 debt issues for more than 30,000 clients includes market leading positions for traditional corporate and high yield debt, mortgage-backed and asset-backed securities, derivative structures and municipal finance. Our global trust services group, which provides specialized fiduciary and debt services, is the fastest growing in the industry, with revenues increasing by more than 35% in 1999.

     We continue to develop new products and services. In our municipal trust business, we introduced BNY Smart Services (service mark), an advanced web-based asset reporting and accounting product aimed at state and local governments with multiple trust and safekeeping relationships. We also developed a series of application services for issuers of public housing bonds that includes analytic and reporting services similar to those used by our mortgage-backed securities clients.

<PAGE 45>

     In structured finance, we expanded our product offerings to include trust and agency services for issuers and managers of collateralized loan and debt obligations. To provide these services, the Bank developed an integrated trustee, custodian, asset servicing and analytical reporting product.

     BNY Asset Solutions LLC was formed after the acquisition of Capital of America Client Services from Nomura Holding America. This acquisition continues our strategy of creating a specialized asset-servicing platform to support non-routine asset securitizations. At year end, BNY Asset Solutions serviced a portfolio in excess of $10 billion.

Stock Transfer

As one of the world's leading stock transfer agents, we offer recordkeeping, dividend payment and reinvestment, proxy tabulation and exchange agent services for corporate issuers of equity securities. We provide interrelated services, such as direct registration, direct purchase and sales plans, employee stock option plans, initial public offerings and corporate reorganization services.

     We serve 11.5 million shareholders for more than 550 clients. In 1999, we increased our emphasis on improving profitability and high margin add-on services. Our continuing investment in new technology has allowed us to meet the demands from both issuers and investors worldwide. We launched three major technology initiatives in 1999 aimed at creating true straight-through-processing: Internet access for issuers, a transactional website for investors, and an advanced imaging platform.

BNY ESI & Co.

BNY ESI & Co., our equity brokerage affiliate, continued its record performance. Driving this growth were a number of ongoing initiatives. The first is product development, which focused on providing asset managers with quantitative equity trading services. Next, building on its presence in the Plan Sponsor market, BNY ESI acquired a firm specializing in commission recapture for union plans, added an international recapture service, and made significant investments in technology to support a fast growing client roster. Finally, BNY ESI created several new revenue sources by cross selling Unit Investment Trust and exchange product trading, and share repurchase programs.

Cash Processing/Global Payment Services

We are a global market leader in payment services, offering financial institutions and corporations solutions that optimize cash flow, integrate systems and increase investment return. We recently launched CA$H-Register Plus (service mark), a browser-based cash management delivery system that allows customers to conduct a full range of transactions, including wire transfers, ACH payments and collections, information reporting and the retrieval of check images. We are the first bank to offer such a broad range of global payment services on a browser-based platform.

Funds Transfer

The Bank is among the top three providers of funds transfer services in the U.S. and the only bank that has consistently increased its market share over the past five years, growing from 6.9% to 12.1%. We process over 125,000 transactions daily with an aggregate value in excess of $600 billion. The underlying business activity reflects global trade, securities and foreign exchange transactions.

Trade Services

We deliver services that facilitate global trade, including letters of credit, documentary collections, reimbursements, and automated inquiry and reporting

<PAGE 46>

as well as trade services on an outsourced basis. Our customers include import and export corporations and banks that deliver trade services around the world.

     In 1999 we introduced two Internet-based trade services - Trade Internet Query (service mark), an Internet-based system, providing information on transactions processed by our branches worldwide, and Internet Global Collections, which facilitates payments under letters of credit and documentary collections.

Deposit Services

We offer products and services to corporate and institutional customers designed to facilitate the receipt and disbursement of cash and provide sophisticated reporting capabilities. Our services range from traditional check processing to an image-based wholesale lockbox system.

                 BNY Asset Management & Private Client Services

BNY Asset Management and Private Client Services fee revenue reached a record high of $244 million in 1999, 17% ahead of the previous year. Top tier investment performance, strong new business development, and the favorable growth trends of these businesses continue to drive results.

BNY Asset Management

This year we established the BNY Asset Management sector to highlight our strength as a premier investment manager with over 150 years of investment management experience. This new structure enables us to accelerate our growth and broaden our product offerings through strategic acquisitions and proprietary product development. Superior investment performance and strong new business results led to a 25% growth in total assets under management in 1999 to $60 billion - earning us a leading position among the largest bank managers of trusts and investment assets in the U.S.

     BNY Asset Management's disciplined investment approach and experienced professionals provided our clients with another year of strong returns. The BNY Hamilton Equity Mutual Funds outperformed their peer universes by substantial margins over the past year. The BNY Hamilton Small Cap Fund had a particularly strong year outperforming its peer index by more than 55%. The BNY Hamilton Large Cap and BNY Hamilton Equity Income funds were rated among the "top ten" in The Wall Street Journal's Mutual-Fund Scorecard: "Last Year's Top Performers."

Private Client Services

Private Client Services includes Private Banking, Personal Trust and Estate Administration, Personal Financial Planning, and Personal and Advisory Custody. Our primary target markets include high net-worth individuals and their families, corporate executives, entrepreneurs and business owners. We opened two new private banking offices in Connecticut to increase our presence in Fairfield County. Our Personal and Advisory Custody business targeting individuals, investment managers, financial consultants and family offices, realized outstanding growth in 1999 with assets under administration increasing 21% from 1998.

     We acquired Swerdlin White & Huber, Ltd. and Estabrook Capital Management Inc., which reflects our commitment to expanding our businesses and providing a full range of wealth management services to our clients. Swerdlin White added expertise in planned giving and the ability to offer non-profit organizations innovative approaches to meeting both their fiduciary obligations and investment objectives. The BNY Hamilton CRT funds, the first-ever charitable remainder trust mutual funds, were created specifically for

<PAGE 47>

the planned giving community. Our acquisition of Estabrook Capital Management gives us 70 years of expertise in value investing which complements our traditional growth-oriented investing philosophy.

                                Corporate Banking

Our Corporate Banking divisions are responsible for the management of commercial and institutional relationships. Focusing globally on financial service companies and specialized industries in the United States, we provide credit and fee-based financial services, including bond underwriting, leasing and other capital markets services.

In 1999 we continued the strategic transformation of our corporate loan portfolio increasing the alignment of credit extension with the sale of fee-based products. In 1994 stand-alone credit relationships represented 45% of our total loan portfolio vs. less than 10% at year-end. In addition to credit, our relationship managers focus on cross selling the Bank's investor and issuer products and services.

Financial Companies Services

Financial companies remain the Bank's largest and fastest growing market. We provide services to mutual funds, insurance companies, banks, investment managers, government agencies and broker/dealers. Widely recognized for our industry knowledge and expertise, we deliver company-specific solutions for our clients' overall securities servicing, cash management and financing needs. As a back-, mid- and front-office service provider, the Bank is uniquely positioned to deliver a host of products that help clients focus on their core businesses and attain their strategic goals.

Special Industries Banking

We are a leader in providing financing and other corporate banking services to certain key industry sectors, including media and telecommunications, energy and public utilities, real estate, retailing, automotive and healthcare. We are a major lender and syndicator of bank loans and other financing for our clients in these industries. During 1999 loan volume throughout the special industries sector remained strong, with impressive results in our media and telecommunications sector.

U.S. Commercial Banking

Our diverse portfolio of commercial lending clients ranges from traditional manufacturers to leading distribution and service companies throughout the United States. The Bank's corporate lending franchise serves as a foundation for cross selling other services and has also served as the platform for the introduction of many new product offerings.

Regional Commercial Banking

We offer a wide range of banking services, including traditional lending, cash management, leasing, capital markets and corporate finance, to mid-sized companies in the metropolitan New York area. Additionally, we offer a full range of private banking and asset management services to the principals of these companies.

Leasing

BNY Capital Funding LLC, one of the largest bank-owned leasing companies in the United States, develops innovative structuring to meet the tax-oriented equipment financing needs of domestic and international customers. In 1999 we

<PAGE 48>

financed over $1 billion in cross-border and domestic lease transactions. BNY Capital Resources Corporation, our middle market subsidiary, completed over $100 million in financing for corporate banking clients. Our BNY Leasing Edge (service mark) product provides leasing alternatives to our retail and corporate clients.

Capital Markets

BNY Capital Markets, Inc., a subsidiary, provides capital markets and investment banking services including the structuring and syndication of credit facilities, the underwriting and distribution of corporate bonds, private placement of debt securities, and targeted merger, acquisition and advisory services. Also, the municipal securities group specializes in underwriting and dealing in investment grade tax-exempt securities.

     In 1999 we acted as agent or co-agent in syndicated corporate credit facilities resulting in over $250 billion in bank financing for our clients. We also expanded our corporate bond underwriting activities and acted as a co-manager/placement agent on 51 investment grade and high yield bond transactions, which raised over $37 billion for our clients.

International Banking

We have 30 international branches and representative offices in 26 countries throughout Europe, Asia, Latin America, Australia and the Middle East and a network of over 2,300 foreign correspondent banks. Our global presence provides an important marketing platform for all of our servicing and processing businesses. We are among the top five U.S. issuers of import trade letters of credit and a major player in facilitating export trade transactions.

                                 Retail Banking

We operate in three states with a network of 353 full service branches, establishing us as a leader in the suburban metropolitan New York market. Our branches offer a mix of traditional banking and alternative services including financial planning and insurance products to over 635,000 individual households and more than 100,000 businesses. These offices serve as a platform for cross-selling services including investment products designed by some of our most important securities services clients.

     With over $14 billion in core deposits, retail banking continues to provide a stable, low-cost funding source that supports lending activities throughout the Bank. 1999 produced exceptional results - in all key business categories. Transaction balance growth was strong with balances increasing by 5% and noninterest income increasing by 26% over last year.

     Our focus is targeted to high-profit customer segments by maintaining and expanding relationships. Two such products that have been highly successful are Priority Value Banking (service mark), a relationship product that offers a tailored package of deposit services and CheckInvest(registered trademark), an innovative business product that automatically sweeps excess balances from a checking account to a mutual fund. CheckInvest continues to be one of our fastest growing business products with a 20% increase in the number of accounts and a 25% increase in balances.

     The Direct 24 (trademark) Debit Card program provides a major new source of fee income. In its first year, the card was utilized by over a third of customers and generated 37% more fee income than projected. Direct 24 (service mark) PC Banking and Bill Paying Services, provide customers with additional access to their accounts on their PCs, 24-hours a day. The number of accounts using these services increased 74% in 1999.

<PAGE 49>

     Year-end loan balance growth exceeded expectations with a 10% increase over December 1998. We introduced Personal Edge (service mark), an unsecured loan product for highly credit-worthy individuals, which features tiered rates based on the amount borrowed, and the Credit Options program which provides credit alternatives to selected loan applicants.

     The Group Banking Program offers a package of preferred rates and banking services to employees of corporate customers. It provides an opportunity to strengthen relationships with our corporate customers while growing our individual customer base. In 1999, we increased the number of corporations participating by 24% and added 6% more individual accounts.

     Our business and professional lending group has doubled its loan portfolio over the last two years by offering a full range of credit products. Business CreditLink (service mark), a revolving line of credit, has been particularly successful, offering convenient access to credit through a check, ATM, or Direct 24 PC Banking.

     In 1999, investment sales were strong with growth of 25%. The BNY Investment Center Inc., a registered broker/dealer, was converted to a wholly-owned subsidiary. It now provides financial planning, insurance products and investment consultations. For self-directed investors, we provide trade executions and settlement services. We introduced One Wall Street Plus (service mark), a personal asset management account linking checking, money market and brokerage accounts into one product package.

     BNY Mortgage Company (service mark) continues to build its position as an industry leader in the origination of New York State-backed loans for first-time borrowers with volume up 40% over 1998. Our reverse mortgage product for senior citizens recorded a 15% increase in loan volume in 1999. We service the financing needs of homebuyers with innovative residential financing programs, including government-insured loans, construction loans, and Fannie Mae pilot programs. Our joint venture formed with Alliance Mortgage last year has provided the opportunity to reduce our cost structure and build greater depth in this cyclical industry.

                                 Global Markets

Global Markets includes the Bank's foreign exchange and interest-rate risk management products as well as our trading and sales activities. Operating around the world, we benefit from the growth of our global securities servicing client base and their growing demand for financial market products and solutions. Revenues for 1999 reached $189 million driven by increased customer volumes.

Foreign Exchange

We are a premier FX provider, trading in over 100 currency markets around the world. In 1999, we expanded our global investment manager customer base by 30% and increased trading activity by over 40%.

Interest Rate and Currency Derivatives

The Bank is a leading provider of currency and interest rate derivatives, offering a full array of currency and interest rate options, swaps and risk management solutions. Our market leading worldwide currency derivatives capabilities were enhanced in 1999 with the expansion of the interest rate derivatives business into the European market. This business expansion builds on the Bank's recognized leadership as a provider of interest rate risk management products to U.S. government agencies and its growing interest rate derivatives presence within the U.S. corporate and financial institutions marketplaces.

<PAGE 50>

Global Risk Management Services

In 1999, we expanded our suite of research products to provide market professionals with a wide array of research, technological tools, and e-commerce alternatives for the foreign exchange and interest rate markets. Our interest rate derivatives customer base expanded by 30% as we continued to build our market leadership in providing risk management solutions.

iFX Manager

The Bank introduced one of the industry's first browser-based FX trade order management and execution systems. iFX Manager (service mark) enables customers to take advantage of straight-through-processing, automating the entire workflow process - from preparation of trade requests to order management, trade execution, reporting and ticket input. The system offers auditing and record keeping advantages, saves time and minimizes trade-processing errors.

Strategy and Research

We rank among the top U.S. banks in derivative activity, offering a full array of currency and interest rate options, swaps and risk management solutions. Our research professionals publish fundamental and technical analysis regularly on the Bank's website, www.bankofny.com, including a proprietary model that monitors cross-border investment flows.

BNY Overlay Associates

BNY Overlay Associates is the Bank's specialist currency overlay manager, providing investment advisory services to institutional investors. Using proprietary techniques, we manage clients' existing currency exposures with the twin objectives of managing risk and increasing overall portfolio returns.