Form 10-K, Exhibit 13
period 2000-12-31
BANK OF NEW YORK CO INC
filed 2001-03-29
CIK 9626

                                                                    EXHIBIT 13














                          2000 Annual Report to Shareholders

                             SELECTED FINANCIAL DATA
Dollars in millions,
  except per share amounts         2000        1999       1998      1997     1996
                                   ----        ----       ----      ----     ----
Net Interest Income             $ 1,870     $ 1,701    $ 1,651   $ 1,855  $ 1,961
Noninterest Income                3,109       3,493      2,283     2,137    2,130
Provision for Credit Losses         105         135         20       280      600
Noninterest Expense               2,510       2,107      1,928     1,874    1,835
Net Income                        1,429       1,739*     1,192     1,104    1,020
Net Income Available to
  Common Shareholders             1,429       1,739*     1,192     1,095    1,010

Return on Average Assets           1.85%       2.60%*     1.89%     1.86%    1.90%
Return on Average Common
  Shareholders' Equity            26.08       34.00*     24.25     22.13    19.98
Common Dividend Payout Ratio      33.87       25.03*     33.84     34.13    32.50

Per Common Share
Basic Earnings                  $  1.95     $  2.31*   $  1.59   $  1.44  $  1.30
Diluted Earnings                   1.92        2.27*      1.53      1.36     1.20
Cash Dividends Paid                0.66        0.58       0.54      0.49     0.42
Market Value at Year-End          55.19       40.00      40.25     28.91    16.88

Averages
Securities                      $15,764     $ 7,545    $ 7,154   $ 5,722  $ 5,343
Loans                            39,262      38,881     38,340    36,577   36,698
Total Assets                     77,241      66,777     63,141    59,242   53,649
Deposits                         54,755      46,564     42,262    39,910   36,599
Long-Term Debt                    2,884       2,306      1,972     1,815    1,870
Minority Interest -
  Preferred Securities            1,500       1,487      1,233       830       26
Shareholders' Equity:
  Preferred                           1           1          1       103      113
  Common                          5,479       5,113      4,915     4,947    5,055

At Year-End
Allowance for Credit Losses
  as a Percent of Loans            1.70%       1.58%      1.66%     1.82%    2.44%
Tier 1 Capital Ratio               8.60        7.51       7.89      7.92     8.34
Total Capital Ratio               12.92       11.67      11.90     11.97    12.78
Leverage Ratio                     7.49        7.20       7.46      7.59     8.70
Common Equity to Assets Ratio      7.98        6.88       8.58      8.34     8.99
Total Equity to Assets Ratio       7.98        6.88       8.58      8.34     9.19

Common Shares Outstanding
 (in millions)                  739.926     738.770    771.318   747.670  770.544
Employees                        18,861      17,735     17,157    16,494   16,158

The per common share amounts and common shares outstanding have been restated to reflect the
2-for-1 common stock splits effective July 24, 1998 and July 19, 1996.

* These results reflect the $1,020 million gain on the sale of BNY Financial Corporation
("BNYFC"), as well as the $124 million liquidity charge related to the sale of loans. On a normalized basis, 1999 results were: Net Income of $1,243 million, Net Income Available to Common
Shareholders of $1,243 million, Return on Average Assets of 1.92%, Return on Average Common
Shareholders' Equity of 25.50%, Common Dividend Payout Ratio of 35.01%, Basic Earnings Per Share
of $1.69 per share and Diluted Earnings Per Share of $1.66 per share. See Normalized Earnings.

Management's Discussion and Analysis of the Company's Financial Condition and Results of Operations
------------------------------------------------------------------------------
SUMMARY OF RESULTS

The Bank of New York Company, Inc.'s (the "Company") actual results of future operations may differ from those estimated or anticipated in certain forward-looking statements contained herein. When used in this report, the words "plan", "expected", "estimated", "anticipated", "believe", and similar expressions identify forward looking statements. Readers are cautioned that forward looking statements should be read in conjunction with the Company's Form 10-K disclosure under the heading "Forward Looking Statements".

     For the year 2000, the Company reported net income of $1,429 million or $1.92 per diluted share, compared with $1,243 million or $1.66 per diluted share on a normalized basis in 1999 and $1,192 million or $1.53 per diluted share in 1998. For 1999, actual net income was $1,739 million or $2.27 per diluted share. The 1999 actual results reflect an after-tax gain of $573 million or 75 cents per share on the sale of BNY Financial Corporation ("BNYFC"), and certain charges related to the decision to exit a portfolio of credits on an accelerated basis. For further discussion of the normalized results of 1999, see Normalized Earnings.

     For the year 2000, the Company continued to differentiate itself through consistent and sustainable revenue and earnings growth. These results are driven by the Company's long-term strategic focus on high-growth, fee-based businesses and leading technologies. The Company's continued focus on fee-based businesses resulted in noninterest income growing to 62% of total revenue, up from 61% last year. Securities servicing fee revenues were up 33% to a record $1,650 million in 2000 compared with $1,245 million in 1999. Fee revenue was strong across all product lines with particular strength in global custody, depositary receipts ("DRs"), unit investment trust ("UIT"), and mutual funds as well as global execution and clearing services. Fee revenue also benefited from the acquisition of the Royal Bank of Scotland Trust Bank ("RBSTB") on October 31, 1999. The Company continues to be the world's leading custodian with assets of over $7 trillion, including $2 trillion of cross-border custody assets at year-end. Private client services and asset management fees were up 21% to $296 million in 2000, led by strong business flows in the BNY Hamilton Funds, as well as by the acquisitions of Ivy Asset Management Corp. and Estabrook Capital Management, Inc. Increased cross-selling within the securities servicing client franchise and rapid growth in the Company's foreign exchange e-commerce initiative drove foreign exchange and other trading revenues up 38% to $261 million this year compared with $189 million last year. In 2000, net interest income on a taxable equivalent basis was $1,924 million compared with $1,745 million in 1999, benefiting from the acquisition of RBSTB, which brought approximately $10 billion in highly liquid, short-term assets and liabilities. The provision for credit losses decreased to $105 million from $135 million in 1999.

     In 2000, return on average common equity was 26.08% compared with 25.50% on a normalized basis in 1999 and 24.25% in 1998, while return on average assets was 1.85% compared with 1.92% on a normalized basis in 1999 and 1.89% in 1998. For 1999, actual return on average common equity was 34.00% and return on average assets was 2.60%. The 1999 ratios reflect the gain on the sale of BNYFC.

     Tangible diluted earnings per share (earnings before the amortization of goodwill and intangibles) were $2.03 per share in 2000 compared with $1.75 per share on a normalized basis in 1999 and $1.62 per share in 1998. For 1999, actual tangible earnings per share were $2.37 per share. Tangible return on average assets was 2.00% in 2000 compared with 2.08% on a normalized basis in 1999 and 2.06% in 1998. Tangible return on average common equity was 40.00% in 2000 compared with 36.76% on a normalized basis in 1999 and 37.13% in 1998. For 1999, actual tangible return on average assets was 2.78% and tangible return on average common equity was 50.23%.

     In 1999, securities servicing revenues were up 24% reaching $1,245 million, reflecting particular strength in global custody, mutual funds, securities lending, DRs, and execution services. Market share gains from new business wins, as well as the RBSTB acquisition, resulted in assets under custody reaching $6.3 trillion at year-end. Private client services and asset management fees were up 17% to $244 million in 1999, led by strong results from personal trust, personal asset management, and retail investment products. Higher transaction flows in the Company's European securities servicing business drove foreign exchange and other trading revenues up 12% to $189 million this year compared with $170 million in 1998. In 1999, net interest income on a taxable equivalent basis was $1,745 million compared with $1,709 million in 1998. The provision for credit losses increased to $135 million from $20 million and the Company recorded a liquidity charge to noninterest income of $124 million associated with the decision to exit a portfolio of credits on an accelerated basis.

     In 1998, securities servicing fee revenues grew by 27% reaching $1 billion for the year which, when combined with 15% growth in private client services and asset management fees, pushed noninterest income to 58% of revenues. Principal drivers for securities servicing were continued strong growth in securities transaction volumes, augmented by record new business wins and the introduction of new products. Revenue growth was led by DRs, domestic and global custody, securities lending, corporate trust, UIT, and execution services. Private client services and asset management fees were $208 million for 1998, an increase of 15% over 1997, as a result of focused and aggressive new business efforts. Keeping pace with the substantial increase in the Company's processing businesses, foreign exchange and other trading revenues grew to $170 million for 1998 compared with $125 million in 1997, reflecting the customer driven nature of this business. In 1998, net interest income on a taxable equivalent basis was $1,709 million compared with $1,890 million in 1997 and the provision for credit losses was $20 million.

NONINTEREST INCOME

Noninterest income is provided by a wide range of securities servicing, global payment services, private client services and asset management, other fee-based services, and trading activities. Revenues from these activities were $3,109 million in 2000, compared with $3,493 million in 1999 and $2,283 million in 1998. On a proforma basis, reflecting the sale of BNYFC and excluding the liquidity charge on the accelerated disposition of loans, noninterest income for 1999 was $2,532 million.

     Securities servicing fees were $1,650 million, $1,245 million, and $1,000 million in 2000, 1999, and 1998. The 33% increase in securities servicing fees from 1999 reflects strong internal growth and the acquisition of RBSTB. Cash servicing fees, principally funds transfer, cash management, and trade finance, were $261 million in 2000, $274 million in 1999, and $256 million in 1998. The decline in cash servicing fees reflects both lower trade finance fees as well as lower cash management and funds transfer fees due to customers' use of compensating balances in lieu of fees in a rising rate environment. Within global payment services, cash management and funds transfer revenues were up 8% in 2000. This growth was primarily due to strong increases in funds transfer with domestic financial service companies, increased cash management revenue associated with CA$H-Register PlusTM, and new U.S. dollar clearing outsourcing contracts. Revenues from the trade finance business were down compared to 1999 primarily due to the sale of BNYFC and reduced pricing, driven by the improved risk profiles of select Asian and Latin American markets. Private client services and asset management fees were $296 million in 2000, $244 million in 1999, and $208 million in 1998. The 21% increase in private client services and asset management from 1999 reflects strong business flows in the BNY Hamilton Funds, as well as the acquisitions of Ivy Asset Management Corp. and Estabrook Capital Management, Inc.

     Service charges and fees were $364 million in 2000, compared with $338 million in 1999 and $326 million in 1998. For further discussion of fee revenue, see Segment Profitability.

     Securities gains totaled $150 million, $199 million, and $175 million in 2000, 1999, and 1998.

     Other noninterest income was $388 million in 2000, $1,193 million in 1999, and $318 million in 1998. Profits from foreign exchange and other trading activities were $261 million, $189 million, and $170 million in 2000, 1999, and 1998. In 2000, other income includes a $26 million payment associated with the termination of a securities clearing contract. In 1999, other noninterest income included a $1,020 million pre-tax gain on the sale of BNYFC and $124 million liquidity charge on loans available-for-sale. In 1998, other noninterest income included a $29 million pre-tax gain on the sale of the Company's property at 48 Wall Street.


NET INTEREST INCOME

Dollars in millions                         2000          1999         1998
-------------------                         ----          ----         ----
Net Interest Income on a Taxable
  Equivalent Basis                        $1,924        $1,745       $1,709
Net Interest Rate Spread                    1.93%         2.19%        2.22%
Net Yield on Interest Earning Assets        2.96          3.11         3.24

For 2000, net interest income on a taxable equivalent basis amounted to $1,924 million compared with $1,745 million in 1999. Average earning assets were $64.9 billion up from $56.2 billion in 1999. The increase in average assets is primarily attributable to the acquisition of RBSTB. Average loans were $39.3 billion in 2000 compared with $38.9 billion in 1999. The net interest rate spread was 1.93% in 2000 compared with 2.19% in 1999, while the net yield on interest earning assets was 2.96% in 2000 and 3.11% in 1999. The expansion of the Company's securities servicing, global payment services, and asset management businesses continues to generate increased levels of deposits. These additional deposits were invested in high quality liquid assets which increased net interest income, although lowering the net interest rate spread and net yield.

     For 1999, net interest income on a taxable equivalent basis amounted to $1,745 million compared with $1,709 million in 1998. Average earning assets were $56.2 billion up from $52.8 billion in 1998 reflecting growth in highly liquid, lower yielding assets generated by the Company's securities servicing businesses and the acquisition of RBSTB. Average loans were $38.9 billion in 1999 compared with $38.3 billion in 1998. Growth in the loan portfolio in 1999 was partially offset by the sale of BNYFC. The net interest rate spread was 2.19% in 1999 compared with 2.22% in 1998, while the net yield on interest earning assets was 3.11% in 1999 and 3.24% in 1998. The increase in net interest income and the decline in spread and yield from 1998 were principally caused by growth in highly liquid but lower yielding assets. The yield was also impacted by the Company's stock buyback program.

     In 1998, net interest income on a taxable equivalent basis amounted to $1,709 million compared with $1,890 million in 1997. Average earning assets were $52.8 billion up from $48.5 billion in 1997 reflecting the investment of increased customer driven deposits from the Company's securities servicing businesses as well as increased corporate lending. Average loans were $38.3 billion in 1998 compared with $36.6 billion in 1997. The increase in loans was primarily in the special industries lending divisions and asset based lending. The net interest rate spread and yield were 2.22% and 3.24% in 1998 compared with 2.88% and 3.89% in 1997. The decrease in net interest income, net interest rate spread, and yield from 1997 reflect the impact of the sale of the Company's credit card operations and the financing of the stock buyback program.

     Interest income would have been increased by $9 million, $8 million, and $10 million if loans on nonaccrual status at December 31, 2000, 1999, and 1998 had been performing for the entire year.


NONINTEREST EXPENSE AND INCOME TAXES

Total noninterest expense was $2,510 million in 2000, $2,107 million in 1999, and $1,928 million in 1998. Salaries and employee benefits increased 19% to $1,488 million in 2000. Net occupancy and furniture and fixture expenses increased by a combined $31 million to $292 million. Other expenses increased by 23% in 2000 to $730 million. The increase in expenses in 2000 was attributable to acquisitions, technology investment, and variable costs associated with increased trading volumes. Technology spending was $493 million in the year 2000, up 23% from $400 million in 1999 and $360 million in 1998.

     Total noninterest expense increased 9% in 1999 compared with 1998. The increase in expenses in 1999 was attributable to acquisitions, particularly RBSTB, growth in the Company's fee-based businesses and increased investment in technology. Offsetting these factors was the sale of BNYFC. On a proforma basis, reflecting the sale of BNYFC, noninterest expense for 1999 was $2,054 million. Salaries and employee benefits increased 6% to $1,251 million in 1999. Net occupancy and furniture and fixture expenses increased by a combined $9 million to $261 million in 1999. Other expenses increased by 19% in 1999 to $595 million. Noninterest expense for 1999 includes $20 million related to making computer systems Year 2000 compliant.

     The efficiency ratio was 51.3% in 2000 compared with 50.8% in 1999 and 50.5% in 1998. The computation of the efficiency ratio excludes the gain on the sale of BNYFC in 1999.

     The Company's consolidated effective tax rates for 2000, 1999, and 1998 were 34.8%, 37.3%, and 35.2%. The 2000 rate reflects lower state and local taxes compared to 1999 and higher tax exempt income. The 1999 rate reflects fewer tax benefits from leasing activities and the impact of the sale of BNYFC. The 1998 rate reflects higher non-taxable income and larger deductions for preferred trust securities partially offset by higher state and local taxes.

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

     Non-core sources of funds such as money market rate accounts, certificate of deposits greater than $100,000, federal funds purchased and other borrowings were $11.0 billion on an average basis in 2000 and 1999. Stable foreign deposits primarily from the Company's European based securities servicing business increased on average to $27.6 billion from $20.2 billion in 1999 due to the full year impact of the acquisition of RBSTB. Savings and other time deposits declined to $9.6 billion on an average basis from $10.0 billion in 1999.

     In 2000, the Company's average commercial paper borrowings were $218 million compared with $690 million in 1999. The Company has backup lines of credit of $350 million at financial institutions supporting these borrowings.

     The following comments relate to the information disclosed in the Consolidated Statements of Cash Flows.

     Earnings and other operating activities used $2.2 billion in 2000, compared with $1.0 billion in 1999 and were a source of $1.6 billion of cash inflows in 1998. The changes in cash flows from operations in 2000 and 1999 were principally the result of changes in trading activities.

     In 2000, cash provided by investing activities was $1.4 billion as compared to $1.1 billion and $5.2 billion used by investing activities in 1999 and 1998. The cash provided in 2000 came from fewer deposits in banks as well as a decline in loans. In 1999, additions to loans, interest-bearing deposits in banks, and federal funds sold and securities purchased under resale agreements were partially offset by the sale of BNYFC. In 1998, additions to commercial loans and interest-bearing deposits were partially offset by sales of securities.

     Cash provided by financing activities was $0.6 billion, $1.3 billion, and $1.9 billion in 2000, 1999, and 1998 as the Company used deposits to finance its investing activities. In 2000, 1999, and 1998, financing activities used cash to buy back the Company's common shares, and provided cash through the issuance of long-term debt. Federal funds purchased and securities sold under repurchase agreements were a net use of funds in 2000, 1999 and 1998.

     Restrictions on the ability of the Company to obtain funds from its subsidiaries are discussed in Note 10 to the Consolidated Financial Statements.


CAPITAL RESOURCES

Shareholders' equity was $6,152 million at December 31, 2000, compared with $5,143 million at December 31, 1999 and $5,448 million at December 31, 1998. During 2000, the Company retained $946 million of earnings and issued $265 million of medium-term notes, increasing long-term debt to $3,036 million from $2,811 million. The increased long-term debt replaces subordinated debt ceasing to qualify as Tier 2 capital. The Company also repurchased 10 million common shares for $454 million. In October 2000, the Company increased its quarterly common stock dividend to 18 cents per share, up 13% from the beginning of 2000. The Company has a shelf registration statement with a remaining capacity of $104 million of debt, preferred stock, preferred trust securities, or common stock.

     In 1999, the Company retained $1,302 million of earnings and issued $200 million of preferred trust securities. The Company also issued $300 million of subordinated notes and $631 million of medium-term notes, increasing long-term debt to $2,811 million from $2,086 million. The increased long-term debt supports assets acquired in the RBSTB acquisition and replaces subordinated debt ceasing to qualify as Tier 2 capital. The Company also repurchased 44 million common shares for $1.6 billion. In October 1999, the Company increased its quarterly common stock dividend to 16 cents per share, up 14% from the beginning of 1999.

     In 1998, the Company retained $789 million of earnings and issued $300 million of preferred trust securities and $335 million of medium-term notes. In July 1998, the Company increased its quarterly common stock dividend to 14 cents per share, up 17% from the beginning of 1997. In addition, the conversion of warrants provided $333 million in capital. The Company also repurchased 33 million common shares for $976 million.

ASSET QUALITY AND ALLOWANCE FOR CREDIT LOSSES

The Company has proactively managed asset quality. Over the past five years, the Company has attempted to improve its risk profile through sharper strategic focus on non-lending activities, with a de-emphasis on broad-based loan growth.

- Since 1994 the Company has exited exposures aggregating $9 billion, including in 1999 $4 billion in asset based lending and $1 billion of non-strategic relationships. The Company regularly culls its loan portfolio of credit exposures that no longer meet risk/return criteria, including an assessment of overall relationship profitability.

- As part of the Company's consistent, long-term strategy to emphasize fiduciary, securities servicing and cash processing services, the Company's credit exposure to the financial services sector, a big user of these services, has increased. These exposures tend to be lower-risk secured liquidity facilities to investment grade companies. As a result, financial company outstandings have grown from 14% of the portfolio in 1994 to 25% in 2000. This shift has helped increase the percentage of credits with a rating equivalent to investment grade. These credits have increased from 52% of the total in 1997 to 60% at December 31, 2000. In the non-investment grade portfolio, 48% of the credits mature in less than one year.

     The Company's most significant concentrations of credit risk are to the financial services sector and the media and telecommunications sector. Within the Company's specialized group that focuses on the domestic financial services sector, the primary exposures are to the securities firms, investment companies, the insurance industry, fund managers, mutual funds, banks, and others. Loans outstanding to domestic financial service companies were $5.1 billion at December 31, 2000 compared with $5.7 billion in 1999. While the financial service exposures have been increasing, the drop in financial service outstandings at December 31, 2000 reflects reduced borrowings by securities firms.

     The media and telecommunications sector is the second largest specialized group in terms of outstandings and consists of loans to the telecommunications industry, cable television companies, publishing, entertainment and four other media and telecommunication sub-sectors. No one individual sub-sector of media and telecommunications comprises over 40% of the total media and telecommunications outstandings.

     The Company is active in the international markets, particularly in areas associated with securities servicing and trade finance. These activities result in outstandings to foreign financial service companies of $3.9 billion at December 31, 2000. The Company's modest cross-border exposure to emerging markets is detailed in its Form 10-K. No significant changes in trends occurred in the foreign portfolio in 2000.

     The Company's outstandings to consumers, including residential real estate loans, its leasing assets, and its real estate lending each exceed 5% of the loan portfolio. These outstandings are detailed later under "Loans". In addition, the Company's retail, community, and regional commercial banking operations in the New York metropolitan area create a significant geographic concentration.

     In 1999, as part of its continuing strategy to align credit products with fiduciary and servicing businesses, the Company reviewed its credit portfolio and decided to accelerate the disposition of certain loans based, in part, on cross-sell potential and overall profitability. As a result, in 1999 the Company categorized over $1 billion of credit exposure as available-for-sale and recorded a liquidity charge of $124 million. At December 31, 2000, sales of the $1 billion of credits categorized as available-for-sale in 1999 have been substantially completed and no longer represent a material exposure to the Company.

     Nonperforming assets increased by $35 million or 22% to $193 million at December 31, 2000. The increase in nonperforming assets during 2000 is attributable to a gradual deterioration in credit quality which resulted in moving $254 million of loans to nonperforming status. The increase was largely offset by charge-offs and writedowns of $86 million and paydowns, sales, and returns to accrual status of $133 million.

     The following table shows the distribution of nonperforming assets at December 31, 2000 and 1999:

Dollars in millions                     2000        1999        Change
-------------------                     ----        ----        ------
Category of Loans:
Other Commercial                        $113        $ 53          $60
Foreign                                   48          63          (15)
Regional Commercial                       28          30           (2)
                                        ----        ----          ----
    Total Nonperforming Loans            189         146           43
Other Real Estate                          4          12           (8)
                                        ----        ----          ----
    Total Nonperforming Assets          $193        $158          $35
                                        ====        ====          ====

Nonperforming Asset Ratio                0.5%        0.4%
Allowance/Nonperforming Loans          325.6       407.7
Allowance/Nonperforming Assets         319.6       376.9

     Nonperforming loans are expected to rise given likely economic softness in 2001. The Company expects this will result in a modest increase in provision and charge-offs.

     Net charge-offs were $84 million in 2000, $137 million in 1999, and $29 million in 1998. In 2000 and 1998, net charge-offs were primarily related to commercial loans. Net charge-offs in 1999 were primarily related to the decision to accelerate the disposition of certain loans, as well as higher charge-offs in the Company's asset based lending businesses.

     The provision for credit losses was $105 million in 2000, compared with $135 million in 1999 and $20 million in 1998. The decline in the provision in 2000 reflects several factors. First, the 1999 decision to accelerate the disposition of $1 billion of credit exposures as well as the sale of BNYFC, which had almost $4 billion of credit exposure, helped reduce the Company's exposure to deteriorating credits in 2000. Second, the 1999 provision reflected higher charge-offs in the Company's asset based lending businesses. And lastly, 2000 reflects a decrease in total loans as well as the continuing growth of the financial services component of credit exposure.

     The total allowance for credit losses was $616 million and $595 million at year-end 2000 and 1999. The ratio of the total allowance for credit losses to year-end loans was 1.70% and 1.58% at December 31, 2000 and 1999. Loans at December 31, 2000 were $36.3 billion compared with $37.5 billion at the prior year-end. Average loans increased only 1.0% to $39.3 billion in 2000 from $38.9 billion in 1999. The growth in the allowance in 2000 is attributable to gradually deteriorating asset quality, as evidenced by increasing nonperforming loans and higher risk rated credits, partially offset by the shift in the composition of credit exposure towards the financial services sector and away from more risky general corporate lending.

     The Company's allowance at year-end equated to approximately 3.0 times the average charge-offs for the last three years and 3.6 times the average net charge-offs for the same three year period. Because historical charge-offs are not necessarily indicative of future charge-off levels, the Company also gives consideration to other risk indicators when determining the appropriate allowance level.

     The allowance for credit losses consists of four elements: (1) an allowance for impaired credits (nonaccrual commercial credits over $1 million), (2) an allowance for higher risk rated credits, (3) an allowance for pass rated credits, and (4) an unallocated allowance based on general economic conditions and risk factors in the Company's individual markets.

     The first element - impaired credits - is based on individual analysis of all nonperforming commercial credits over $1 million. The allowance is measured by the difference between the recorded value of impaired loans and their fair value. Fair value is either the present value of the expected future cash flows from borrowers, the market value of the loan, or the fair value of the collateral.

     The second element - higher risk rated credits - is based on the assignment of loss factors for each specific risk category of higher risk credits. The Company rates each credit in its portfolio that exceeds $1 million and assigns the credits to specific risk pools. A potential loss factor is assigned to each pool and an amount is included in the allowance equal to the product of the amount of the loan in the pool and the risk factor. Reviews of higher risk rated loans are conducted quarterly and the loan's rating is updated as necessary. The Company prepares a loss migration analysis and compares its actual loss experience to the loss factors on an annual basis to attempt to ensure the accuracy of the loss factors assigned to each pool. Pools of past due consumer loans are included in specific risk categories based on their length of time past due.

     The third element - pass rated credits - is based on the assignment of loss factors to the remaining pools of credit exposure. The loss factors are based on the expected average credit losses. Loss factors are periodically compared to rating agency and other default data bases to determine their validity. Commercial loans over $1 million are individually analyzed before being assigned to a risk pool. All current consumer loans are included in the pass rated consumer pools.

     The fourth element - the unallocated allowance - is based on management's judgement regarding the following factors:

   -  Economic conditions including duration of the current cycle
   -  Past experience including recent loss experience
   -  Credit quality trends
   -  Collateral values
   -  Volume, composition, and growth of the loan portfolio
   -  Specific credits and industry conditions
   -  Results of bank regulatory and internal credit exams
   -  Actions by the Federal Reserve Board
   - Delay in receipt of information to evaluate loans or confirm existing credit deterioration

     The allowance at December 31, 2000 was not impacted by any significant changes in estimation methods or assumptions.

     Based on an evaluation of these four elements, including individual credits, historical credit losses, and global economic factors, the Company has allocated its allowance for credit losses as follows:

                          2000     1999     1998     1997     1996
                          ----     ----     ----     ----     ----
Domestic
  Real Estate                3%       4%       3%       4%       5%
  Commercial                76       78       74       64       40
  Consumer                   1        -        1        1        1
  Credit Card                -        -        -        -       29
Foreign                     11       12       11        7        4
Unallocated                  9        6       11       24       21
                          ----     ----     ----     ----     ----
                           100%     100%     100%     100%     100%
                          ====     ====     ====     ====     ====

     In 2000, the unallocated allowance increased as well as the allowance allocated to impaired and higher risk rated loans. This was partially offset by a decline in the allowance for pass rated credits. The increase in the allowance for impaired and higher risk credits reflects an increase in the loans in these categories. The increase in the unallocated allowance is attributable to the deterioration in the economy and negative credit quality trends.

     Such an allocation is inherently judgmental, and the entire allowance for credit losses is available to absorb credit losses regardless of the nature of the loss.


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

     The Company's risk management process begins with oversight by the Board of Directors, who periodically review risk management policies and controls and approve aggregate levels of risk. The Company's market risk governance structure includes two committees comprised of senior executives who review market risk activities, risk measurement methodologies and risk limits, approve new products, and provide direction for the Company's market risk profile. The Asset/Liability Management Committee oversees the market risk management process for interest rate risk related to asset/liability management activities. The Market Risk Management Committee oversees the market risk management process for trading activities including foreign exchange risk. Both committees are supported by a comprehensive risk management process that is designed to identify, measure, and manage market risk.


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

     Average trading assets increased significantly in 2000 due to the full year effect of the acquisition of RBSTB and an increase in the trading of short-term money market instruments. The following table indicates the calculated VAR amounts for the trading portfolio for the years ending December 31, 2000 and 1999. During these periods, the daily trading loss did not exceed the calculated VAR amounts on any given day.

(In millions)                    2000                                 1999
                  -----------------------------------  -----------------------------------
Market Risk       Average  Minimum  Maximum  12/31/00  Average  Minimum  Maximum  12/31/99
-----------       -------  -------  -------  --------  -------  -------  -------  --------
Interest Rate      $4.4     $2.7     $ 6.6      $3.3    $5.4     $2.5     $12.6      $4.5
Foreign Exchange    1.6      0.9       3.8       1.2     1.7      0.7       4.0       1.8
Overall Portfolio   5.5      2.5       8.8       2.9     7.1      3.9      13.7       6.3


ASSET/LIABILITY MANAGEMENT

The Company's asset/liability management activities include lending, investing in securities, accepting deposits, raising money as needed to fund assets, and processing securities and other transactions. The market risks that arise from these activities are interest rate risk, and to a lesser degree, foreign exchange risk. The Company's primary market risk is exposure to movements in US dollar interest rates. Exposure to movements in foreign currency interest rates also exists, but to a significantly lower degree. The Company actively manages interest rate sensitivity (the exposure of net interest income to interest rate movements). In addition to gap analysis, the Company uses earnings simulation and discounted cash flow models to identify interest rate exposures.

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

    The Company evaluates the effect on earnings by running scenarios with interest rates shocked 200 basis points up and down from a baseline scenario which assumes no changes in interest rates. These scenarios are reviewed to examine the impact of large interest rate movements. Interest rate sensitivity is quantified by calculating the change in pre-tax net interest income between the scenarios over a 12 month measurement period. The measurement of interest rate sensitivity is the percentage change in net interest income calculated by the model under the shock up 200 basis points versus the baseline scenario and under the shock down 200 basis point scenario versus the baseline scenario. Under these shock scenarios, pre-tax net interest income would be positively affected by 3.45% from the baseline scenario for a 200 basis point increase in rates and negatively affected by 5.95% for a 200 basis point decline. These scenarios do not include the strategies that management could employ as interest rate expectations change.

     To manage foreign exchange risk, the Company funds foreign currency-denominated assets with liability instruments denominated in the same currency. The Company utilizes various foreign exchange contracts if a liability denominated in the same currency is not available or desired, and to minimize the earnings impact of translation gains or losses created by investments in overseas markets. The foreign exchange risk related to the interest rate spread on foreign currency-denominated asset/liability positions is managed as part of the Company's trading activities. The Company uses forward foreign exchange contracts to protect the value of its net investment in foreign operations. At December 31, 2000, net investments in foreign operations approximated $937 million and were spread across 15 foreign currencies.

     The Company's equity investments of $1.8 billion at December 31, 2000 primarily consisted of venture capital investments, equity positions from debts previously contracted, equity positions in other financial institutions, and minority interests in various subsidiaries. Venture capital activities consist of investments in private equity funds, mezzanine financings, and direct equity investments. The carrying value of the Company's venture capital investments was $485 million at December 31, 2000. The majority of these equity investments are of a long-term nature and accordingly the Company does not view fluctuations in the market prices of these securities as having a material impact on the Company's operations. Changes in prices for marketable equity securities are reflected in the Statements of Changes in Shareholders' Equity. All equity investments are evaluated on a regular basis for permanent impairment.


SEGMENT PROFITABILITY

Segment Data

The Company has an internal information system that produces performance data for its four business segments along product and service lines.

     The Servicing and Fiduciary businesses segment provides a broad array of fee-based services. This segment includes the Company's securities servicing, global payment services, and private client services and asset management businesses. Securities servicing includes global custody, securities clearance, mutual funds, UIT, securities lending, DRs, corporate trust, stock transfer and execution services. Global payment services products primarily relate to funds transfer, cash management and trade finance. Private client services and asset management provide traditional banking and trust services to affluent clients and asset management to institutional and private clients.

     The Corporate Banking segment focuses on providing lending services, such as term loans, lines of credit, asset based financings, and commercial mortgages, to the largest public and private corporations nationwide, as well as public and private mid-size businesses in the New York metropolitan area. Special industry groups focus on financial institutions, media and telecommunications, energy, real estate, retailing, automotive, and government banking institutions. Through BNY Capital Markets, the Company provides syndicated loans, bond underwriting, private placements of corporate debt and equity securities, and merger, acquisition, and advisory services.

     The Retail Banking segment includes consumer lending, residential mortgage lending, and retail deposit services. The Company operates 349 branches in 22 counties in three states.

     The Financial Markets segment includes trading of foreign exchange and interest rate products, investing and leasing activities, and treasury services to other segments. This segment offers a comprehensive array of multi-currency hedging and yield enhancement strategies. Offices in New York, London, Brussels, Tokyo, Frankfurt, Hong Kong, Seoul and Taipei provide clients a 24-hour trading capability.

    The segments contributed to the Company's profitability as follows:


In Millions           Servicing
                         and
For the Year Ended    Fiduciary    Corporate  Retail  Financial Reconciling Consolidated
December 31, 2000     Businesses    Banking   Banking  Markets     Items       Total
------------------    ----------   ---------  ------- --------- ----------- ------------
Net Interest Income      $  672       $543      $510      $122     $  23       $1,870
Provision for
  Credit Losses               -        127         6        (1)      (27)         105
Noninterest Income        2,443        290        99       249        28        3,109
Noninterest Expense       1,629        213       305        64       299        2,510
                          -----       ----      ----      ----     -----       ------
Income Before Taxes      $1,486       $493      $298      $308     $(221)      $2,364
                         ======       ====      ====      ====     =====       ======

Average Assets           $8,636    $29,812    $4,420   $32,693    $1,680      $77,241



In Millions           Servicing
                         and
For the Year Ended    Fiduciary    Corporate  Retail  Financial Reconciling Consolidated
December 31, 1999     Businesses    Banking   Banking  Markets     Items       Total
------------------    ----------   ---------  ------- --------- ----------- ------------
Net Interest Income      $  474       $600      $468      $121      $ 38       $1,701
Provision for
  Credit Losses               -        110         5        (2)       22          135
Noninterest Income        1,910        315        92       216       960        3,493
Noninterest Expense       1,233        248       306        55       265        2,107
                          -----       ----      ----      ----      ----       ------
Income Before Taxes      $1,151       $557      $249      $284      $711       $2,952
                         ======       ====      ====      ====      ====       ======

Average Assets           $7,692    $31,219    $4,572   $21,821    $1,473      $66,777


In Millions           Servicing
                         and
For the Year Ended    Fiduciary    Corporate  Retail  Financial Reconciling Consolidated
December 31, 1998     Businesses    Banking   Banking  Markets     Items       Total
------------------    ----------   ---------  ------- --------- ----------- ------------
Net Interest Income      $  394       $663      $506      $ 95      $ (7)      $1,651
Provision for
  Credit Losses               -        114         7         7      (108)          20
Noninterest Income        1,579        305        73       252        74        2,283
Noninterest Expense       1,033        262       310        59       264        1,928
                          -----       ----      ----      ----      ----       ------
Income Before Taxes      $  940       $592      $262      $281      $(89)      $1,986
                         ======       ====      ====      ====      ====       ======

Average Assets           $6,016    $33,783    $4,527   $17,286    $1,529      $63,141


Segment Highlights

Servicing and Fiduciary Businesses
----------------------------------

     In the Servicing and Fiduciary businesses segment, net interest income increased to $672 million in 2000 from $474 million in 1999 and $394 million in 1998. The increase reflects the investment of the additional funds generated by the Company's Servicing and Fiduciary businesses. Noninterest income was $2,443 million in 2000 compared with $1,910 million in 1999 and $1,579 million in 1998. Securities servicing fees increased to $1,650 million in 2000 as compared with $1,245 million in 1999 and $1,000 million in 1998. Strong internal growth and the acquisition of RBSTB drove fee revenue up 33% in 2000. Fee revenue was strong across all product lines with particular strength in global custody, DRs, UIT, mutual funds, as well as global execution and clearing services. The Company's DR business benefited from record depositary receipt dollar trading volume on US exchanges which grew 78% in 2000. In addition, the Company was named as agent on 114 programs from 33 countries. Market share gains from new business wins and strong markets resulted in assets under custody reaching $7.0 trillion in 2000, up from $6.3 trillion in 1999 and $5.1 trillion in 1998. The RBSTB acquisition drove custody assets up in 1999.

     Fees from global payment services in 2000 were $261 million compared with 1999's $274 million and 1998's $256 million. Cash management revenue was particularly strong in 2000, growing by 9% to $107 million, with fund transfer revenue ahead of the prior year by 2%, reaching $152 million. Trade finance fees were down in 2000 reflecting the sale of BNYFC and reduced pricing driven by the improved risk profile of selected Asian and Latin American markets.

     Fees from private client services and asset management grew to $296 million in 2000, as compared with $244 million in 1999 and $208 million in 1998, reflecting strong investment performance which continues to attract new customers and generally strong markets. The acquisition of Ivy Asset Management Corp. and Estabrook Capital Management, Inc. also contributed to the increase. Assets under management were $66.2 billion, $60.4 billion and $48.4 billion in 2000, 1999, and 1998. Assets under administration were $36.4 billion, up from $30.2 billion in 1999 and $25.8 billion in 1998.

     Net charge-offs in the Servicing and Fiduciary businesses segment were zero in 2000, 1999, and 1998. Noninterest expense was $1,629 million compared with $1,233 million in 1999 and $1,033 million in 1998. The rise in noninterest expense is consistent with the significant increase in business volumes which produced higher fee revenue, as well as the Company's continued investment in technology.

Corporate Banking
-----------------

     The Corporate Banking segment's net interest income was $543 million in 2000 compared with $600 million in 1999 and $663 million in 1998. The decrease in 2000 reflects the sale of BNYFC. The provision for credit losses was $127 million in 2000 compared with $110 million and $114 million in 1999 and 1998. The increase in 2000 principally reflects deterioration in the economy. Net charge-offs in the Corporate Banking segment were $78 million, $135 million, and $16 million in 2000, 1999, and 1998. The decrease in noninterest income to $290 million in the current year was due to increased capital markets fees offset by the sale of BNYFC. Capital markets fees in 2000 increased 13% over 1999. In 2000, the Company was the co-manager on 60 underwritings, up from 51 in 1999. Income from the Company's offshore banking subsidiaries in Hong Kong also increased in 2000. Noninterest expense declined in 2000 and 1999 reflecting the sale of BNYFC.

Retail Banking
--------------

     Net interest income in the Retail Banking sector was $510 million in 2000 compared with $468 million in 1999 and $506 million in 1998. Net interest income in the branch banking network in 2000 was positively impacted by the increase in the value of noninterest-bearing sources of funds in a higher rate environment. Noninterest income was $99 million in 2000 compared with $92 million in 1999 and $73 million in 1998. The increase in 2000 reflects new product introductions, and selective price increases. Operating expenses were $305 million in 2000 compared with $306 million in 1999 and $310 million in 1998. Net charge-offs were $7 million, $4 million and $5 million in 2000, 1999, and 1998.

Financial Markets
-----------------

     In the Financial Markets segment, net interest income was $122 million in 2000 compared with 1999's $121 million and 1998's $95 million. Noninterest income was $249 million in 2000 compared with $216 million in 1999 and $252 million in 1998. Strong equity markets resulted in a significant and relatively consistent level of securities gains included in noninterest income in 2000, 1999, and 1998. Revenues from foreign exchange proprietary trading activities and foreign exchange advisory fees increased in 2000. Net charge-offs were a recovery of $1 million in 2000 and a recovery of $2 million in

1999 and charge-offs of $7 million in 1998. The increase in expenses in 2000 reflects the acquisition of RBSTB.

Segment Accounting Principles
-----------------------------

     The Company's segment data has been determined on an internal management basis of accounting, rather than the generally accepted accounting principles used for consolidated financial reporting. These measurement principles are designed so that reported results of the segments will track their economic performance. Segment results are subject to restatement whenever improvements are made in the measurement principles or organizational changes are made. In 2000, the Company changed certain assumptions related to the duration of sector assets and liabilities and the related interest rates. As a result, sector results for 1999 and 1998 have been restated.

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

Reconciling Items
-----------------

     Reconciling items for net interest income primarily relate to the recording of interest income on a taxable equivalent basis, reallocation of capital and the funding of goodwill. Reconciling items for noninterest income primarily relate to the payment associated with the termination of a securities clearing contract, the liquidity charge on the sale of loans, and the gains on the sale of BNYFC, the sale of a building and the sale of certain securities. Reconciling items for noninterest expense include $115 million, $102 million and $101 million of amortization of intangibles in 2000, 1999, and 1998, Year 2000 expenses, and corporate overhead. The adjustment to the provision for credit losses reflects the difference between the aggregate of the credit provision over a credit cycle for the reportable segments and the Company's recorded provision. The reconciling items for average assets consist of goodwill and other intangible assets.

Foreign Operations

The Company's foreign activities consist of banking, trust, and securities and global payment services provided to customers domiciled outside of the United States, principally in Europe and Asia. The 1999 acquisition of RBSTB, which was renamed The Bank of New York (Europe) ("BNYE"), significantly expanded the Company's presence in Europe. In addition to BNYE, which is based in London, the Company operates through 29 branches and representative offices in 26 countries. There were no major customers from whom revenues were individually material to the Company's performance.

                          2000                              1999                              1998
          ---------------------------------- --------------------------------- ---------------------------------
In millions          Income                            Income                            Income
                     Before                            Before                            Before
Geographic           Income     Net    Total           Income     Net    Total           Income     Net    Total
Data       Revenues   Taxes  Income   Assets  Revenues  Taxes  Income   Assets  Revenues  Taxes  Income   Assets
---------- --------  ------  ------  -------  -------- ------  ------  -------  -------- ------- ------  -------
Domestic    $5,146   $2,044  $1,220  $49,829   $5,245  $2,530  $1,474  $49,913   $4,620  $1,806  $1,076  $49,564
Europe       1,788      285     186   19,673    1,098     325     204   16,639      662     101      65    6,912
Asia           256       17      11    3,794      227      16      10    3,744      239      22      14    3,349
Other          296       18      12    3,818      396      81      51    4,460      272      57      37    3,678
           -------   ------  ------  -------   ------  ------  ------  -------   ------  ------  ------  -------
Total       $7,486   $2,364  $1,429  $77,114   $6,966  $2,952  $1,739  $74,756   $5,793  $1,986  $1,192  $63,503
           -------   ------  ------  -------   ------  ------  ------  -------   ------  ------  ------  -------
           -------   ------  ------  -------   ------  ------  ------  -------   ------  ------  ------  -------


Normalized Earnings

Normalized earnings for 1999 reflect net income adjusted for the results of BNYFC, the $1,020 million gain on the sale of BNYFC, the related investment of proceeds, and repurchase of 25 million shares of Company common stock on a pro forma basis as of December 31, 1998; the $124 million liquidity charge related to the sale of loans; a provision normalization of $75 million; and related tax effects. These adjustments are shown in the table below:


(In millions, except per share amounts)                  1999
                                                         ----

Net Income                                             $1,739
 Adjustments:
  Pre-tax Gain on Sale of BNYFC                        (1,020)
  BNYFC Income Before Tax                                (104)
  Liquidity Charge - Loans Available-
    For-Sale                                              124
  Provision Normalization                                  75
  Interest on Proceeds                                     36
  Tax Effects                                             393
                                                       ------
 Normalized Net Income                                 $1,243
                                                       ======

Fully Diluted Shares                                      765
Share Adjustment                                          (14)
                                                       ------
Adjusted Shares                                           751
                                                         ====

Normalized Diluted Earnings Per Share                  $ 1.66

LOANS

The following table shows the Company's loan distribution at the end of each of the last five years:

In millions                                2000      1999      1998      1997      1996
-----------                                ----      ----      ----      ----      ----
Domestic
Commercial and Industrial Loans(1)      $13,803   $14,400   $13,626   $12,585   $11,780
Less: Unearned Income on Commercial
  and Industrial Loans                      (18)      (14)      (26)      (36)      (49)
Real Estate Loans
  Construction and Land Development         357       275       271       208       139
  Other, Principally Commercial
    Mortgages                             2,664     2,771     2,691     2,669     2,645
  Collateralized by Residential
    Properties                            3,049     2,999     3,010     3,091     2,905
Banks and Other Financial
  Institutions                            2,014     1,788     1,788     1,899     1,650
Loans for Purchasing or Carrying
  Securities                              2,697     3,865     3,612     3,479     3,695
Lease Financings                          3,092     2,870     2,566     1,953     1,688
Less: Unearned Income on
  Lease Financings                         (880)     (880)     (856)     (651)     (483)
Consumer Loans                            1,792     1,610     1,243     1,197     6,605
Less: Unearned Income on Consumer Loans     (18)      (18)      (13)      (16)      (25)
Asset Based Lending                           -         -     2,007     1,844     1,064
Other                                       448       606       420       341       249
                                        -------   -------   -------   -------   -------
    Total Domestic                       29,000    30,272    30,339    28,563    31,863
                                        -------   -------   -------   -------   -------
Foreign
Commercial and Industrial Loans(1)        3,025     3,451     3,349     2,872     2,465
Less: Unearned Income on Commercial
  and Industrial Loans                       (2)       (5)       (3)       (7)       (6)
Banks and Other Financial
  Institutions                            1,761     1,703     1,476     1,756     1,060
Lease Financings                          4,827     3,483     3,174     2,488     1,917
Less: Unearned Income on
  Lease Financings                       (2,520)   (1,550)   (1,472)   (1,205)     (915)
Government and Official Institutions        134       153       192       110       414
Asset Based Lending                           -         -     1,310       453       129
Other                                        36        40        21        97        79
                                        -------   -------   -------   -------   -------
    Total Foreign                         7,261     7,275     8,047     6,564     5,143
                                        -------   -------   -------   -------   -------
Less: Allowance for Credit Losses           616       595       636       641       901
                                        -------   -------   -------   -------   -------
    Net Loans                           $35,645   $36,952   $37,750   $34,486   $36,105
                                        =======   =======   =======   =======   =======

(1) The commercial and industrial loan portfolio does not contain any industry concentration which exceeds 10% of loans.

</TABLE




QUARTERLY DATA                                      UNAUDITED

                                   2000                              1999
                      -------------------------------   ------------------------------
Dollars in millions,  Fourth   Third   Second   First   Fourth   Third  Second   First
 except per share
 amounts

Interest Income       $1,129  $1,107   $1,107  $1,033    $ 943   $ 834   $ 839   $ 857

Interest Expense         647     628      644     586      502     417     423     430
                       -----   -----    -----   -----    -----   -----   -----   -----
Net Interest Income      482     479      463     447      441     417     416     427
                       -----   -----    -----   -----    -----   -----   -----   -----

Provision for Credit
  Losses                  35      25       25      20       15      90      15      15

Noninterest Income       805     785      780     737      686   1,531     651     625

Noninterest Expense      644     635      628     602      570     515     513     509
                       -----   -----    -----   -----    -----   -----   -----   -----

Income Before
  Income Taxes           608     604      590     562      542   1,343     539     528

Income Taxes             208     213      206     196      187     542     188     184

Distribution on Preferred
  Trust Securities        28      28       28      28       28      28      28      28
                       -----   -----    -----   -----    -----   -----   -----   -----
Net Income             $ 372   $ 363    $ 356   $ 338    $ 327   $ 773   $ 323   $ 316
                       =====   =====    =====   =====    =====   =====   =====   =====
Net Income
  Available to
  Common Shareholders  $ 372   $ 363    $ 356   $ 338    $ 327   $ 773   $ 323   $ 316
                       =====   =====    =====   =====    =====   =====   =====   =====
Per Common Share Data:
  Basic Earnings       $0.51   $0.50    $0.49   $0.46    $0.44   $1.04   $0.42   $0.41

  Diluted Earnings      0.50    0.49     0.48    0.46     0.44    1.02    0.42    0.41

  Cash Dividend         0.18    0.16     0.16    0.16     0.16    0.14    0.14    0.14

  Stock Price
    High               59.25   57.31    48.63   41.56    44.81   39.56   40.63   39.56

    Low                48.56   46.38    39.44   31.00    32.44   32.31   33.88   32.75

Ratios:
  Return on Average
    Common
    Shareholders'
    Equity             24.82%  25.75%   26.93%  27.07%   25.98%  61.23%  24.82%  24.48%

  Return on Average
    Assets              1.92    1.89     1.81    1.78     1.84    4.78    1.95    1.94

                               Consolidated Balance Sheets
----------------------------------------------------------------------------------------
Dollars in millions, except per share amounts    December 31,          2000         1999
----------------------------------------------------------------------------------------
Assets
Cash and Due from Banks                                             $ 3,125      $ 3,276
Interest-Bearing Deposits in Banks                                    5,337        6,850
Securities
  Held-to-Maturity (fair value of $719 in 2000
    and $839 in 1999)                                                   752          871
  Available-for-Sale                                                  6,649        6,028
                                                                    -------      -------
       Total Securities                                               7,401        6,899
Trading Assets                                                       12,051        8,715
Federal Funds Sold and Securities Purchased
  Under Resale Agreements                                             5,790        5,383
Loans (less allowance for credit losses of $616 in
  2000 and $595 in 1999)                                             35,645       36,952
Premises and Equipment                                                  924          893
Due from Customers on Acceptances                                       447          739
Accrued Interest Receivable                                             354          319
Other Assets                                                          6,040        4,730
                                                                    -------      -------
       Total Assets                                                 $77,114      $74,756
                                                                    =======      =======
Liabilities and Shareholders' Equity
Deposits
  Noninterest-Bearing (principally domestic offices)                $13,255      $12,162
  Interest-Bearing
    Domestic Offices                                                 15,774       16,319
    Foreign Offices                                                  27,347       27,270
                                                                    -------      -------
       Total Deposits                                                56,376       55,751
Federal Funds Purchased and Securities
  Sold Under Repurchase Agreements                                    1,108        1,318
Trading Liabilities                                                   2,070        2,353
Other Borrowed Funds                                                  1,687        1,472
Acceptances Outstanding                                                 450          740
Accrued Taxes and Other Expenses                                      3,283        2,644
Accrued Interest Payable                                                127          131
Other Liabilities                                                     1,325          893
Long-Term Debt                                                        3,036        2,811
                                                                    -------      -------
       Total Liabilities                                             69,462       68,113
                                                                    -------      -------
Company-Obligated Mandatory Redeemable Preferred Trust Securities
  of Subsidiary Trust Holding Solely Junior Subordinated Debentures   1,500        1,500
                                                                    -------      -------
Shareholders' Equity
  Class A Preferred Stock-par value $2.00 per share, authorized
    5,000,000 shares, outstanding 16,320 shares in 2000 and
    16,787 shares in 1999                                                 1            1
  Common Stock-par value $7.50 per share, authorized 1,600,000,000 shares, issued 985,528,475 shares in 2000 and
    977,961,165 shares in 1999                                        7,391        7,335
  Additional Capital                                                    521          315
  Retained Earnings                                                   3,566        2,620
  Accumulated Other Comprehensive Income                                207           30
                                                                    -------      -------
                                                                     11,686       10,301
  Less:  Treasury Stock (244,460,032 shares in 2000
           and 237,747,242 shares in 1999), at cost                   5,526        5,148
         Loan to ESOP (1,142,939 shares in 2000 and
           1,444,005 shares in 1999), at cost                             8           10
                                                                    -------      -------
       Total Shareholders' Equity                                     6,152        5,143
                                                                    -------      -------
       Total Liabilities and Shareholders' Equity                   $77,114      $74,756
                                                                    =======      =======

See accompanying Notes to Consolidated Financial Statements.



                               Consolidated Statements of Income
-----------------------------------------------------------------------------------------
In millions, except per share amounts
For the years ended December 31,                        2000         1999          1998
-----------------------------------------------------------------------------------------
Interest Income
Loans                                                  $2,910       $2,636        $2,770
Securities
  Taxable                                                 323          257           271
  Exempt from Federal Income Taxes                         63           50            61
                                                       ------       ------        ------
                                                          386          307           332
Deposits in Banks                                         273          247           184
Federal Funds Sold and Securities
  Purchased Under Resale Agreements                       277          205           203
Trading Assets                                            531           78            21
                                                       ------       ------        ------
Total Interest Income                                   4,377        3,473         3,510
                                                       ------       ------        ------
Interest Expense
Deposits                                                2,011        1,363         1,374
Federal Funds Purchased and Securities
  Sold Under Repurchase Agreements                        153          131           145
Other Borrowed Funds                                      139          126           204
Long-Term Debt                                            204          152           136
                                                       ------       ------        ------
Total Interest Expense                                  2,507        1,772         1,859
                                                       ------       ------        ------
Net Interest Income                                     1,870        1,701         1,651
Provision for Credit Losses                               105          135            20
                                                       ------       ------        ------
Net Interest Income After Provision
  for Credit Losses                                     1,765        1,566         1,631
                                                       ------       ------        ------
Noninterest Income
Servicing Fees
  Securities                                            1,650        1,245         1,000
  Cash                                                    261          274           256
                                                       ------       ------        ------
                                                        1,911        1,519         1,256
Private Client Services and
  Asset Management Fees                                   296          244           208
Service Charges and Fees                                  364          338           326
Securities Gains                                          150          199           175
Other                                                     388        1,193           318
                                                       ------       ------        ------
Total Noninterest Income                                3,109        3,493         2,283
                                                       ------       ------        ------
Noninterest Expense
Salaries and Employee Benefits                          1,488        1,251         1,178
Net Occupancy                                             184          165           166
Furniture and Equipment                                   108           96            86
Other                                                     730          595           498
                                                       ------       ------        ------
Total Noninterest Expense                               2,510        2,107         1,928
                                                       ------       ------        ------
Income Before Income Taxes                              2,364        2,952         1,986
Income Taxes                                              822        1,101           699
Distribution on Preferred Trust Securities                113          112            95
                                                       ------       ------        ------
Net Income                                             $1,429       $1,739        $1,192
                                                       ======       ======        ======

Net Income Available to Common Shareholders            $1,429       $1,739        $1,192
                                                       ======       ======        ======
Per Common Share
Basic Earnings                                         $ 1.95       $ 2.31        $ 1.59
Diluted Earnings                                         1.92         2.27          1.53
Cash Dividends Paid                                      0.66         0.58          0.54
Diluted Shares                                            745          765           781

See accompanying Notes to Consolidated Financial Statements.

                        Consolidated Statements of Changes in Shareholders' Equity
------------------------------------------------------------------------------------------------------------------------
In millions      For the years ended December 31,                          2000                 1999                1998
------------------------------------------------------------------------------------------------------------------------
Preferred Stock
Balance, January 1                                                       $    1               $    1             $    1
                                                                         ------               ------             ------
Balance, December 31                                                          1                    1                  1
                                                                         ------               ------             ------
Common Stock
Balance, January 1                                                        7,335                7,281              6,904
  Exercise of Warrants (shares: 42,930,224 in 1998)                           -                    -                322
  Common Stock Issued in Connection
    with Employee Benefit Plans (shares: 7,567,310 in 2000,
    and 7,193,398 in 1999, and 7,412,305 in 1998                             56                   54                 55
                                                                         ------               ------             ------
Balance, December 31                                                      7,391                7,335              7,281
                                                                         ------               ------             ------
Additional Capital
Balance, January 1                                                          315                  142                 12
  Exercise of Warrants                                                        -                    -                 11
  Other, Primarily Common Stock issued in Connection
    with Employee Benefit Plans                                             206                  173                119
                                                                         ------               ------             ------
Balance, December 31                                                        521                  315                142
                                                                         ------               ------             ------
Retained Earnings
Balance, January 1                                                        2,620                1,318                529
Net Income                                                    $1,429      1,429    $1,739      1,739    $1,192    1,192
Cash Dividends on Common Stock                                             (483)                (437)              (403)
                                                                         ------               ------             ------
Balance, December 31                                                      3,566                2,620              1,318

Accumulated Other Comprehensive Income
  Securities Valuation Allowance
  Balance, January 1                                                         58                  340                320
    Change in Fair Value of Securities Available-for-Sale,
      Net of Taxes of $135 in 2000, ($103) in 1999,
        and $90 in 1998                                          229        229      (147)      (147)      145      145
    Reclassification Adjustment, Net of Taxes
      of $23 in 2000, $74 in 1999, and $69 in 1998               (43)       (43)     (135)      (135)     (125)    (125)
                                                                         ------               ------             ------
  Balance, December 31                                                      244                   58                340

  Foreign Currency Items
  Balance, January 1                                                        (28)                 (28)               (35)
    Foreign Currency Translation Adjustment
    Net of Taxes of $(6) in 2000 and $5 in 1998                   (9)        (9)        -          -         7        7
                                                                         ------               ------             ------
  Balance, December 31                                                      (37)                 (28)               (28)
                                                                         ------               ------             ------
  Total Comprehensive Income                                  $1,606               $1,457               $1,219
                                                              ======               ======               ======
Less Treasury Stock
Balance, January 1                                                        5,148                3,593              2,714
  Issued (shares: 3,426,777 in 2000, 3,673,172 in 1999,
    and 5,507,044 in 1998)                                                  (76)                 (71)               (97)
  Acquired (shares: 10,139,567 in 2000, 43,771,955 in 1999,
    and 32,514,495 in 1998)                                                 454                1,626                976
                                                                         ------               ------             ------
Balance, December 31                                                      5,526                5,148              3,593
                                                                         ------               ------             ------
Less Loan to ESOP
Balance, January 1                                                           10                   13                 15
  Released (shares: 301,066 in 2000, 356,998 in 1999,
    and 312,655 in 1998)                                                     (2)                  (3)                (2)
                                                                         ------               ------             ------
Balance, December 31                                                          8                   10                 13
                                                                         ------               ------             ------
Total Shareholders' Equity, December 31                                  $6,152               $5,143             $5,448
                                                                         ======               ======            =======

See accompanying Notes to Consolidated Financial Statements.

                           Consolidated Statements of Cash Flows
----------------------------------------------------------------------------------------
In millions   For the years ended December 31,               2000       1999       1998
----------------------------------------------------------------------------------------
Operating Activities
Net Income                                                 $1,429     $1,739     $1,192
Adjustments to Determine Net Cash Attributable to
  Operating Activities:
  Provision for Losses on Loans
    and Other Real Estate                                     109        135         21
  Gain on Sale of BNYFC                                         -     (1,020)         -
  Depreciation and Amortization                               247        215        187
  Deferred Income Taxes                                       530        454        260
  Securities Gains                                           (150)      (199)      (175)
  Change in Trading Activities                             (3,872)    (1,899)     1,102
  Change in Accruals and Other, Net                          (459)      (409)    (1,021)
                                                           ------     ------     ------
Net Cash (Used) Provided by Operating Activities           (2,166)      (984)     1,566
                                                           ------     ------     ------
Investing Activities
Change in Interest-Bearing Deposits in Banks                1,414       (739)    (2,256)
Purchases of Securities Held-to-Maturity                     (323)      (422)      (631)
Maturities of Securities Held-to-Maturity                     384        460        814
Purchases of Securities Available-for-Sale                 (3,687)    (2,992)    (2,481)
Sales of Securities Available-for-Sale                      1,681        865      1,767
Maturities of Securities Available-for-Sale                 1,920      1,036        849
Net Principal Received (Disbursed) on Loans to Customers      529     (2,008)    (2,561)
Sales of Loans and Other Real Estate                          468        367        258
Change in Federal Funds Sold and Securities
  Purchased Under Resale Agreements                          (146)    (2,102)      (461)
Purchases of Premises and Equipment                          (106)       (97)       (88)
Acquisitions, Net of Cash Acquired                           (286)      (490)      (166)
Disposition, Net of Cash Included                              46      4,867          -
Proceeds from the Sale of Premises and Equipment                3         10         50
Other, Net                                                   (487)       179       (268)
                                                           ------     ------     ------
Net Cash Provided (Used) by Investing Activities            1,410     (1,066)    (5,174)
                                                           ------     ------     ------
Financing Activities
Change in Deposits                                          1,750      2,215      3,199
Change in Federal Funds Purchased and Securities
  Sold Under Repurchase Agreements                           (441)      (253)      (758)
Change in Other Borrowed Funds                               (276)       202       (323)
Proceeds from the Issuance of Preferred Trust Securities        -        200        300
Proceeds from the Issuance of Long-Term Debt                  265        731        315
Repayments of Long-Term Debt                                  (53)       (21)       (44)
Issuance of Common Stock                                      341        301        606
Treasury Stock Acquired                                      (454)    (1,626)      (976)
Cash Dividends Paid                                          (484)      (435)      (403)
                                                           ------     ------     ------
Net Cash Provided by Financing Activities                     648      1,314      1,916
                                                           ------     ------     ------
Effect of Exchange Rate Changes on Cash                       (43)        13        (78)
                                                           ------     ------     ------
Change in Cash and Due From Banks                            (151)      (723)    (1,770)
Cash and Due from Banks at Beginning of Year                3,276      3,999      5,769
                                                           ------     ------     ------
Cash and Due from Banks at End of Year                     $3,125     $3,276     $3,999
                                                           ======     ======     ======
Supplemental Disclosure of Cash Flow Information
Cash Paid During the Year for:
  Interest                                                 $2,511     $1,829     $1,853
  Income Taxes                                                258        542        404
Noncash Investing Activity
 (Primarily Foreclosure of Real Estate)                         2          4          8

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

     The Company conducts a quarterly portfolio review to determine the adequacy of its allowance for credit losses. All commercial loans over $1 million are assigned to specific risk categories. Smaller commercial and consumer loans are evaluated on a pooled basis and assigned to specific risk categories. Following this review, senior management of the Company analyzes the results and determines the allowance for credit losses.
The Audit and Examining Committee of the Company's Board of Directors reviews the allowance at the end of each quarter.

     The portion of the allowance for credit losses allocated to impaired loans (nonaccrual commercial loans over $1 million) is measured by the difference between their recorded value and fair value. Fair value is either the present value of the expected future cash flows from borrowers, the market value of the loan, or the fair value of the collateral.

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

Recent Accounting Developments - Effective January 1, 2001, the Company adopted a new accounting standard related to derivatives and hedging activities. The new standard requires that all derivatives be included as assets or liabilities in the balance sheet and that such instruments be carried at fair market value through adjustments to either other comprehensive income or current earnings or both, as appropriate.

     The adoption of the new standard resulted in zero impact on 2001 net income and a credit of $10 million to accumulated other comprehensive income. In connection with the adoption of the new standard, the Company transferred investment securities with a carrying value of $0.6 billion and an unrealized loss of $5 million from its held-to-maturity to its available-for-sale and trading portfolios.

Reclassifications - Certain prior year information has been reclassified to conform its presentation with the 2000 financial statements.

2.  Acquisitions and Dispositions

The Company continues to be an active acquirer of securities servicing and asset management businesses. In March 2000, the Company completed the acquisition of the correspondent clearing business of SG Cowen Securities Corporation. This transaction supports the Company's ongoing strategy of growth in the correspondent clearing business. In July 2000, the Company completed the acquisition of BHF Securities Corporation, a leading provider of domestic and international correspondent clearing services. In January 2001, the Company acquired the correspondent clearing business of Schroder & Co. Inc, from Salomon Smith Barney Inc. This transaction provides the Company with the opportunity to establish new client relationships and add valuable product capabilities to its securities servicing businesses.

     In March 2000, the Company acquired the corporate trust business of Harris Trust and Savings Bank located in Chicago, Illinois. The transaction involved the transfer of approximately 1,700 trustee and agency appointments for corporate and municipal issues of debt securities. In May 2000, the Company completed its purchase of the issuer, agency and depository services business of Barclays Bank PLC. This transaction involves the transfer of several hundred fiscal, principal paying agent and sub-agent appointments as well as depository holdings on behalf of Euroclear and Clearstream Banking SA. In July 2000, the Company acquired the corporate trust business of Sakura Trust Company. In September 2000, the Company acquired the corporate trust business of Dai-Ichi Kangyo Bank of California, a wholly-owned subsidiary of the Dai-Ichi Kangyo Bank Ltd. In September 2000, the Company signed a definitive agreement to acquire the corporate trust business of The Trust Company of Bank of Montreal located in Toronto, Canada. The Trust Company's corporate trust business comprises approximately 300 bond trustee and agency appointments for Canadian and U.S. companies, which issue debt securities into the Canadian market.

     In October 2000, the Company acquired Ivy Asset Management Corp., a privately-held asset management firm, based in Garden City, New York. Ivy offers clients hedge fund products and advisory services utilizing multiple managers engaged in niche styles and sophisticated strategies not typically available to the investing public. Also, in October 2000, the Company completed the acquisition of approximately $9 billion in custodial accounts administered by the Bank of America Private Bank in Los Angeles. The acquisition of this book of business expands the Advisory Custody services for investment advisors and their high net worth clients. This is an integral part of the Private Client Services business which currently administers $36 billion in custody assets for private clients, consultants, investment advisors, and family offices.

     In January 2000, the Company completed the acquisition of certain assets of Institutional Securities Trading LLC ("IST"). IST is a commission recapture and third-party services firm primarily serving Taft-Hartley organizations and other plan sponsors. In May 2000, the Company completed the acquisition of certain assets of Global Execution Network Associates, Inc. ("GENA").
GENA is a U.S. based broker-dealer, specializing in quantitative and program equity trading in 52 markets globally. GENA's clients are both U.S. and

U.K. institutional investors. The acquisition will enhance the Company's non-dollar trading capabilities for the Company's institutional clients worldwide and furthers the Company's strategy to be a recognized leader in global institutional agency brokerage.

     In April 2000, the Company completed the sale of its interest in Banco Credibanco S.A. to Unibanco-Uniao de Bancos Brasileiros S.A.

     On October 31,1999, the Company acquired RBS Trust Bank Limited ("RBSTB") from the Royal Bank of Scotland plc. At acquisition, RBSTB had assets of $9.5billion. RBSTB is the largest provider of investor services to pension funds in the United Kingdom, and holds a leading position in the fund manager market, offering retail funds services, trustee and depositary services, as well as pension, banking, and treasury products. The acquisition continued the Company's expansion in the European market.

     On November 15, 1999, the Company acquired Estabrook Capital Management Inc., an asset management firm based in New York with approximately $2.5 billion in assets under management in 2000.

     Also in 1999, the Company acquired a planned giving service, a eurobond paying agency and depositary business, asset servicing businesses, and the corporate trust businesses of other financial service companies.

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

     The proforma effect of the above acquisitions and dispositions is not material.

3.  Securities

The following table sets forth the amortized cost and the fair values of securities at the end of the last two years:

                                                       2000
                                 ---------------------------------------------
                                                 Gross Unrealized
In millions                      Amortized       ----------------        Fair
                                      Cost       Gains     Losses        Value
                                 ---------       -----     ------        -----
Securities Held-to-Maturity
US Government Obligations           $   18        $  -        $ -      $   18
US Government Agency Obligations         4           -          -           4
Obligations of States and
  Political Subdivisions               237           1          -         238
Mortgage-Backed Securities             100           2          -         102
Emerging Markets                       311           -         37         274
Other Debt Securities                   82           2          1          83
                                    ------        ----        ---      ------
Total Securities Held-to-Maturity      752           5         38         719
                                    ------        ----        ---      ------
Securities
  Available-for-Sale
US Government Obligations            1,459          15          6       1,468
US Government Agency Obligations     1,210          19          5       1,224
Obligations of States and
  Political Subdivisions               438          10          -         448
Other Debt Securities                1,540           2          2       1,540
Asset/Mortgage-Backed Securities       835           4          -         839
Equity Securities                      790         370         30       1,130
                                    ------        ----        ---      ------
Total Securities Available-for-Sale  6,272         420         43       6,649
                                    ------        ----        ---      ------
Total Securities                    $7,024        $425        $81      $7,368
                                    ======        ====        ===      ======



                                                       1999
                                 ---------------------------------------------
                                                 Gross Unrealized
In millions                      Amortized       ----------------        Fair
                                      Cost       Gains     Losses        Value
                                 ---------       -----     ------        -----
Securities Held-to-Maturity
US Government Obligations           $   12        $  -       $  -      $   12
US Government Agency Obligations         4           -          -           4
Obligations of States and
  Political Subdivisions               275           1          -         276
Mortgage-Backed Securities             114           -          2         112
Emerging Markets                       304           -         32         272
Other Debt Securities                  162           1          -         163
                                    ------        ----       ----      ------
Total Securities Held-to-Maturity      871           2         34         839
                                    ------        ----       ----      ------
Securities
  Available-for-Sale
US Government Obligations            2,767           -         50       2,717
US Government Agency Obligations       768           -         36         732
Obligations of States and
  Political Subdivisions               315           3          1         317
Other Debt Securities                  843           4          3         844
Asset/Mortgage-Backed Securities       354           -          -         354
Equity Securities                      900         221         57       1,064
                                    ------        ----       ----      ------
Total Securities Available-for-Sale  5,947         228        147       6,028
                                    ------        ----       ----      ------
Total Securities                    $6,818        $230       $181      $6,867
                                    ======        ====       ====      ======

     The amortized cost and fair values of securities at December 31, 2000, by contractual maturity, are as follows:

                                    Held-to-Maturity      Available-for-Sale
                                  ---------------------  ---------------------
                                  Amortized        Fair  Amortized        Fair
In millions                            Cost       Value       Cost       Value
                                  ---------      ------  ---------      ------

Due in One Year or Less                $218        $218     $1,081      $1,081
Due After One Year Through
  Five Years                            115         114      2,369       2,404
Due After Five Years Through
  Ten Years                              26          26        559         558
Due After Ten Years                     293         259        638         637
Asset/Mortgage-Backed Securities        100         102        835         839
Equity Securities                         -           -        790       1,130
                                       ----        ----     ------      ------
Total                                  $752        $719     $6,272      $6,649
                                       ====        ====     ======      ======

     Realized gross gains on the sale of securities available-for-sale were $130 million and $175 million in 2000 and 1999. There were $13 million of realized gross losses in 2000 and $1 million of realized gross losses in 1999.

     At December 31, 2000, assets amounting to $16 billion were pledged primarily for potential borrowing at the Federal Reserve Discount Window.
The significant components of pledged assets were as follows: $4.4 billion were securities, $11.3 billion were loans, and the remaining $0.3 billion were primarily trading assets. Included in these pledged assets were securities available-for-sale of $669 million which were pledged as collateral for actual borrowings. The lenders in these borrowings have the right to repledge or sell these securities. The Company obtains securities under resale, securities borrowed and custody agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2000, the Company had pledged $93 million of such securities in connection with the Company's financing activities.

4.  Loans

The Company's loan distribution and industry concentrations of credit risk at December 31, 2000 and 1999 are incorporated by reference from "Loans" in the Management's Discussion and Analysis Section of this report. The Company's retail, community, and regional commercial banking operations in the New York metropolitan area create a significant geographic concentration.

     In the ordinary course of business, the Company and its banking subsidiaries have made loans at prevailing interest rates and terms to directors and executive officers of the Company and to certain entities to which these individuals are related. The aggregate dollar amount of these loans was $881 million, $432 million, and $1,057 million at December 31, 2000, 1999, and 1998. These loans are primarily with related entities under revolving lines of credit. During 2000, these loans averaged $551 million, and ranged from $378 million to $881 million. All loans were fully performing during this period.

Transactions in the allowance for credit losses are summarized as follows:

In millions                                         2000      1999      1998
-----------                                        ------    ------    ------
Balance, January 1                                  $595      $636      $641
  Charge-Offs                                       (100)     (154)      (51)
  Recoveries                                          16        17        22
                                                   -----     -----     -----
  Net Charge-Offs                                    (84)     (137)      (29)
  Provision                                          105       135        20
  Other (1)                                            -       (39)        4
                                                   -----     -----     -----
Balance, December 31                                $616      $595      $636
                                                    ====      ====      ====

(1)   In 1999, $39 million was allocated to BNYFC loans sold.

     Nonaccrual and reduced rate loans outstanding at December 31, 2000, 1999, and 1998 were $189 million, $146 million, and $179 million. At December 31, 2000, commitments to borrowers whose loans were classified as nonaccrual or reduced rate were not material.

     At December 31, 2000 and 1999, impaired loans aggregated $129 million and $88 million, of which $107 million and $65 million exceeded their fair value by $25 million and $21 million. For 2000 and 1999, the average amount of impaired loans was $114 million and $130 million and interest income recognized on them (limited to cash received) was $1.9 million and $0.2 million in 2000 and 1999.

     Interest income recognized on total nonaccrual and reduced rate loans exceeded reversals by $2 million in 2000, $1 million in 1999, and $3 million in 1998. Interest income would have been increased by $9 million, $8 million, and $10 million if loans on nonaccrual status at December 31, 2000, 1999, and 1998 had been performing for the entire year. At year-end, foreign loans on nonperforming status were $48 million in 2000, $63 million in 1999, and $53 million in 1998. Interest income received on foreign nonperforming loans equaled reversals in 2000, 1999, and 1998. If foreign loans on nonaccrual status at December 31, 2000, 1999, and 1998 had been performing for the entire year, interest income would have been increased by $1 million for 2000 and 1999 and $2 million for 1998.

     Other real estate was $4 million, $12 million, and $14 million at December 31, 2000, 1999, and 1998. Writedowns of and expenses related to other real estate included in noninterest expense were $4 million, $1 million, and $2 million in 2000, 1999, and 1998.

5.  Long-Term Debt

The following is a summary of the contractual maturity and sinking fund requirements of long-term debt at December 31, 2000 and totals for 1999:

                                                  2000       1999
                 ---------------------------------------    ------
                            After
                            5 Years
                 Under      Through   After
In millions      5 Years(1) 10 Years  10 Years   Total       Total
-----------      -------    --------  --------  ------      ------
Fixed             $1,467      $700      $838    $3,005      $2,730
Variable               -         -        31        31          81
                  ------      ----      ----    ------      ------
Total             $1,467      $700      $869    $3,036(2)   $2,811
                  ======      ====      ====    ======      ======

(1) The under five years category above includes $0.3 million of fixed rate debt with scheduled maturity of under one year.

(2) At December 31, 2000, long-term debt aggregating $1,085 million is redeemable at the option of the Company as follows: $370 million in 2001; $280 million in 2002; and $435 million in 2003.

     Fixed rate debt at December 31, 2000 had interest rates ranging from 6.10% to 8.50%. The weighted average interest rates on fixed rate debt at December 31, 2000 and 1999 were 6.67% and 7.32%. The weighted average interest rates on variable rate debt at December 31, 2000 and 1999 were 6.62% and 5.69%. Exposure to interest rate movements is reduced by interest rate swap agreements. As a result of these agreements, the effective interest rates differ from those stated.

6. Company-Obligated Mandatory Redeemable Preferred Trust Securities of Subsidiary Trust Holding Solely Junior Subordinated Debentures

Wholly owned subsidiaries of the Company ("the Trusts") have issued cumulative Preferred Trust Securities. The sole assets of each trust are junior subordinated deferrable interest debentures of the Company, whose maturities and interest rates match the Preferred Trust Securities. The Company's obligations under the agreements that relate to the Preferred Trust Securities, the Trusts and the debentures constitute a full and unconditional guarantee by the Company of the Trusts' obligations under the Preferred Trust Securities.

     The following table sets forth a summary of the Preferred Trust Securities issued by the Company as of December 31, 2000:

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

7.  Shareholders' Equity

The Company currently plans to buy back up to 14 million shares of its common stock in 2001. In 1998, the Company's shareholders authorized an increase in the Company's common stock from 800 million common shares to 1.6 billion common shares. The common stock was split two-for-one as of July 24, 1998. Prior period financial statements have been restated to reflect the stock split. The Company's warrants expired in November 1998. In addition to the Class A preferred stock, the Company has 5 million authorized shares of preferred stock having no par value, with no shares outstanding at either December 31, 2000 or 1999.

     The Company's preferred stock purchase rights plan provides that if any person or group becomes the beneficial owner of 20% or more of the Company's common stock (an "acquiring person"), then on and after the tenth day thereafter, each right would entitle the holder (other than the acquiring person) to purchase $200 in market value of the Company's common stock for $100. In addition, if there is a business combination between the Company and an acquiring person, or in certain other circumstances, each right
(if not previously exercised) would entitle the holder (other than the acquiring person) to purchase $200 in market value of the common stock of the acquiring person for $100. The rights are redeemable by the Company at $0.05 per right until they are exercisable, and will expire in 2004.

     At December 31, 2000, the Company had reserved for issuance 47 million common shares pursuant to the terms of securities and employee benefit plans.

Basic and diluted earnings per share are calculated as follows:

 In millions, except per share amounts               2000      1999     1998
 -------------------------------------              ------    ------   ------

Net Income (1)                                     $1,429    $1,739   $1,192


 Basic Weighted Average Shares Outstanding            733       751      751

 Shares Issuable upon Conversion:
   Warrants                                             -         -       18
   Employee Stock Options                              12        14       12
                                                   ------    ------   ------
 Diluted Weighted Average Shares Outstanding          745       765      781
                                                   ======    ======   ======

Basic Earnings per Share                            $ 1.95    $ 2.31   $ 1.59

Diluted Earnings per Share                          $ 1.92    $ 2.27   $ 1.53

(1) For purposes of calculating earnings per share, net income available to common shareholders and diluted net income are the same for all years presented.

8.  Income Taxes

Income taxes included in the consolidated statements of income consist of the following:

                                   2000                     1999                     1998
                 ----------------------   ----------------------   ----------------------
In millions      Current Deferred Total   Current Deferred Total   Current Deferred Total
                 ------- -------- -----   ------- -------- -----   ------- -------- -----
Federal            $132    $397    $529     $422    $342  $  764     $280    $185    $465
Foreign             129       -     129      101       -     101       75       -      75
State and Local      32     132     164      124     112     236       84      75     159
                   ----    ----    ----     ----    ----  ------     ----    ----    ----
Income Taxes       $293    $529    $822     $647    $454  $1,101     $439    $260    $699
                   ====    ====    ====     ====    ====  ======     ====    ====    ====

     The components of income before taxes are as follows:

In millions                                            2000     1999     1998
-----------                                          ------   ------   ------
Domestic                                             $1,981   $2,691   $1,751
Foreign                                                 383      261      235
                                                     ------   ------   ------
Income Before Taxes                                  $2,364   $2,952   $1,986
                                                     ======   ======   ======

     The Company's net deferred tax liability (included in accrued taxes) at December 31 consisted of the following:

In millions                                           2000     1999      1998
-----------                                         ------   ------    ------
Lease Financings                                    $2,548   $2,108    $1,696
Depreciation and Amortization                          257      239       202
Credit Losses on Loans                                (321)    (322)     (317)
Other Assets                                          (217)    (151)      (97)
Other Liabilities                                      467      278       334
                                                    ------   ------    ------
Net Deferred Tax Liability                          $2,734   $2,152    $1,818
                                                    ======   ======    ======
     The Company has not recorded a valuation allowance because it expects to realize all of its deferred tax assets.

     The statutory federal income tax rate is reconciled to the Company's effective income tax rate below:
                                                      2000     1999      1998
                                                     ------   ------    ------
Federal Rate                                          35.0%    35.0%     35.0%
Tax-Exempt Income                                     (1.5)    (1.0)     (1.2)
Foreign Operations                                    (0.3)    (0.1)     (0.2)
Leveraged Lease Portfolio                             (0.2)    (0.1)     (0.8)
Preferred Trust Securities                            (1.7)    (1.3)     (1.7)
State and Local Income Taxes,
  Net of Federal Income Tax Benefit                    4.4      5.0       5.0
Nondeductible Expenses                                 0.7      0.5       0.8
Other                                                 (1.6)    (0.7)     (1.7)
                                                     -----    -----     -----
Effective Rate                                        34.8%    37.3%     35.2%
                                                     =====    =====     =====

9.  Employee Benefit Plans

The Company has defined benefit and contribution retirement plans covering substantially all full-time and eligible part-time employees and also provides health care benefits for certain retired employees.

                                    Pension Benefits    Healthcare Benefits
                                   ------------------  ---------------------
Dollars in millions                 2000        1999       2000        1999
-------------------                 ----        ----       ----        ----
Change in Benefit Obligation
Obligation at Beginning of Period  $(496)      $(450)     $(115)      $(125)
Service Cost                         (25)        (22)        (1)         (1)
Interest Cost                        (36)        (31)        (9)         (9)
Employee Contributions                 -           -         (2)         (1)
Actuarial Gain                        26          39          4          11
Benefits Paid                         34          47         11          10
Net (Acquisitions) Dispositions       30         (79)         -           -
                                   -----       -----      -----       -----
Obligation at End of Period         (467)       (496)      (112)       (115)
                                   -----       -----      -----       -----
Change in Plan Assets
Fair Value at Beginning of Period  1,375       1,073         59          57
Actual Return on Plan Assets         558         263          6           2
Net Acquisitions (Dispositions)      (31)         80          -           -
Employer Contributions                 7           6          -           -
Benefit Payments                     (34)        (47)         -           -
                                  ------       -----      -----       -----
Fair Value at End of Period        1,875       1,375         65          59
                                  ------       -----      -----       -----

Funded Status                      1,408         879        (47)        (56)
Unrecognized Net Transition
 (Asset) Obligation                   (7)         (9)        74          81
Unrecognized Prior Service Cost       (5)        (10)         -           -
Unrecognized Net Gain               (821)       (353)       (19)        (16)
                                  ------       -----      -----       -----
Prepaid Benefit Cost              $  575       $ 507      $   8       $   9
                                  ======       =====      =====       =====

Weighted Average Assumptions
Discount Rate                       8.25%       8.00%      8.00%       7.75%
Expected Rate of Return on
  Plan Assets                       10.5        10.5        8.3         8.3
Rate of Compensation Increase        4.5         4.3

     The Company uses September 30 as the measurement date for plan assets and obligations.

                                     Pension Benefits     Healthcare Benefits
                                   -------------------    -------------------
Dollars in millions                2000    1999   1998    2000   1999    1998
-------------------                ----    ----   ----    ----   ----    ----
Net Periodic Cost (Income):
Service Cost                       $ 25    $ 22   $ 17    $  1   $  1    $  1
Interest Cost                        36      31     28       9      9       9
Expected Return on Assets          (117)    (96)   (86)     (5)    (5)     (3)
Other                                (6)     (1)    (3)      5      5       5
                                   ----    ----   ----    ----   ----    ----
Net Periodic Cost (Income)         $(62)   $(44)  $(44)   $ 10   $ 10    $ 12
                                   ====    ====   ====    ====   ====    ====


     The assumed health care cost trend rate used in determining benefit expense for 2000 is 7.5% decreasing to 5.0% in 2005 and thereafter. An increase in this rate of one percentage point for each year would increase the benefit obligation and the sum of the service and interest costs by 9%. A decrease in this rate of one percentage point for each year would decrease the benefit obligation by 7% and the sum of the service and interest costs by 8%.

     The Company has an Employee Stock Ownership Plan ("ESOP") covering substantially all full-time employees with more than one year of service. The ESOP may provide additional retirement benefits. Contributions are made equal to required principal and interest payments on borrowings by the ESOP. Contributions were approximately $0.5 million in each of 2000, 1999 and 1998.

     The Company has defined contribution plans for which it recognized a cost of $101 million in 2000, $94 million in 1999 and $82 million in 1998.


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

     Under the first and more significant of these limitations, in 2001 the Bank could declare dividends of $749 million plus net profits earned in 2001.

     The Federal Reserve Board can prohibit a dividend if payment would constitute an unsafe or unsound banking practice. The Federal Reserve Board generally considers that a bank's dividends should not exceed earnings from continuing operations.

     Regulators require the Company and the Bank to maintain minimum levels of capital in accordance with established quantitative measurements. As of December 31, 2000 and 1999, the Company and the Bank were considered well capitalized on the basis of the ratios (defined by regulation) of Total and Tier 1 capital to risk-weighted assets and leverage (Tier 1 capital to average assets), which are shown as follows:

                    December 31, 2000        December 31, 1999
                  ---------------------    ---------------------      Well
                                                                   Capitalized
                     Company     Bank         Company     Bank      Guidelines
                     -------    ------        -------    ------    -----------

Tier 1                 8.60%     8.03%          7.51%     7.14%              6%
Total Capital         12.92     11.60          11.67     10.50              10
Leverage               7.49      6.91           7.20      6.85               5
Tangible Common
  Equity               5.78      6.96           4.79      6.36

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

     The subsidiary banks of the Company are required to maintain reserve balances with Federal Reserve Banks under the Federal Reserve Act and Regulation D. Required balances averaged $401 million and $489 million for the years 2000 and 1999.

The Company's condensed financial statements are as follows:

Balance Sheets

In millions                          December 31,            2000        1999
-------------------------------------------------         -------     -------
Assets
Cash and Due from Banks                                   $     1     $     1
Securities                                                    321           2
Loans                                                          12           9
Investment in and Advances to Subsidiaries
  and Associated Companies
    Banks                                                   8,549       7,889
    Other                                                   3,721       3,370
                                                          -------     -------
                                                           12,270      11,259
Other Assets                                                   72          97
                                                          -------     -------
Total Assets                                              $12,676     $11,368
                                                          =======     =======

Liabilities and Shareholders' Equity
Other Borrowed Funds                                      $   310     $   450
Due to Non-Bank Subsidiaries                                3,042       2,945
Due to Bank Subsidiaries                                       50           -
Other Liabilities                                             118          50
Long-Term Debt                                              3,004       2,780
                                                          -------     -------
  Total Liabilities                                         6,524       6,225
                                                          -------     -------
Shareholders' Equity*
  Preferred                                                     1           1
  Common                                                    6,151       5,142
                                                          -------     -------
Total Liabilities and Shareholders' Equity                $12,676     $11,368
                                                          =======     =======

*See Consolidated Statements of Changes in Shareholders' Equity.

Statements of Income

In millions
    For the years ended December 31,                   2000     1999     1998
-----------------------------------------------     -------   ------   ------
Operating Income
Dividends from Subsidiaries
  Banks                                              $  852   $1,364   $  564
  Other                                                 101    1,322       52
Interest from Subsidiaries
  Banks                                                 116       99       88
  Other                                                  45       31       24
Other                                                     6       54       56
                                                     ------   ------   ------
Total                                                 1,120    2,870      784
                                                     ------   ------   ------
Operating Expenses
Interest (including $208 in 2000, $186 in
  1999, and $169 in 1998 to Subsidiaries)               428      379      367
Other                                                    31       19       10
                                                     ------   ------   ------
Total                                                   459      398      377
                                                     ------   ------   ------
Income Before Income Taxes and Equity in
  Undistributed Earnings of Subsidiaries                661    2,472      407

Income Tax Benefit                                      (96)     (98)    (116)
                                                     ------   ------   ------
Income Before Equity in Undistributed
  Earnings of Subsidiaries                              757    2,570      523
                                                     ------   ------   ------
Equity in Undistributed Earnings of Subsidiaries
  Banks                                                 480      187      411
  Other                                                 192   (1,018)     258
                                                     ------   ------   ------
Total                                                   672     (831)     669
                                                     ------   ------   ------
Net Income                                           $1,429   $1,739   $1,192
                                                     ======   ======   ======


Statements of Cash Flows

In millions      For the years ended December 31,     2000     1999     1998
--------------------------------------------------   ------   ------   ------
Operating Activities
Net Income                                           $1,429   $1,739   $1,192
Adjustments to Determine Net Cash Attributable to
  Operating Activities:
    Amortization                                         15       16       11
    Equity in Undistributed Earnings of Subsidiaries   (672)     831     (669)
    Securities Gains                                      8      (19)      (1)
    Change in Interest Receivable                         6      (21)     (16)
    Change in Interest Payable                           (1)       8        4
    Change in Taxes Payable                              74      (44)     (51)
    Other, Net                                            5       11      (26)
                                                     ------   ------   ------
Net Cash Provided by Operating Activities               864    2,521      444
                                                     ------   ------   ------
Investing Activities
Purchases of Securities                                (418)     (18)     (25)
Sales of Securities                                      84        -        1
Maturities of Securities                                  2        4       22
Change in Loans                                          (3)     465     (151)
Acquisition of, Investment in, and Advances to
  Subsidiaries                                         (151)  (1,736)    (286)
Other, Net                                                -        -       (6)
                                                     ------   ------   ------
Net Cash Used by Investing Activities                  (486)  (1,285)    (445)
                                                     ------   ------   ------
Financing Activities
Change in Other Borrowed Funds                         (140)    (364)     (66)
Proceeds from the Issuance of Long-Term Debt            265      731      286
Repayments of Long-Term Debt                            (53)     (20)     (17)
Change in Advances from Subsidiaries                    147      168      579
Issuance of Common Stock                                341      301      606
Treasury Stock Acquired                                (454)  (1,626)    (976)
Cash Dividends Paid                                    (484)    (437)    (403)
                                                     ------   ------   ------
Net Cash (Used) Provided by Financing Activities       (378)  (1,247)       9
                                                     ------   ------   ------
Change in Cash and Due from Banks                         -      (11)       8
Cash and Due from Banks at Beginning of Year              1       12        4
                                                     ------   ------   ------
Cash and Due from Banks at End of Year               $    1   $    1   $   12
                                                     ======   ======   ======

Supplemental Disclosure of Cash Flow Information
Cash Paid During the Year for:
  Interest                                           $  428   $  369   $  361
  Income Taxes                                          139      435      339


11.  Other Noninterest Income and Expense

Other noninterest income includes equity in earnings of unconsolidated subsidiaries of $35 million, $20 million, and $22 million in 2000, 1999, and 1998. In 1999, other noninterest income included a pre-tax gain of $1,020 million on the sale of BNYFC and a liquidity charge of $124 million on the accelerated disposition of certain loans.

     Other noninterest expense includes amortization of intangibles of $115 million, $102 million, and $101 million in 2000, 1999, and 1998. Included in other assets at December 31, 2000, 1999, and 1998 were intangible assets of $1,800 million, $1,640 million, and $1,580 million.


12.  Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments (i.e., monetary assets and liabilities) are determined under different accounting methods-see
Note 1. The following disclosure discusses these instruments on a uniform basis - fair value. However, active markets do not exist for a significant portion of these instruments, principally loans and commitments. As a result, fair value determinations require significant subjective judgments regarding future cash flows. Other judgments would result in different fair values. Among the assumptions used by the Company are discount rates ranging principally from 5% to 10% at December 31, 2000 and 6% to 9% at December 31, 1999. The fair value information supplements the basic financial statements and other traditional financial data presented throughout this report.


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

     The carrying amount and estimated fair value of the Company's financial instruments are as follows:

In millions     December 31,           2000                    1999
----------------------------    --------------------    --------------------
                                Carrying       Fair     Carrying       Fair
                                 Amount       Value      Amount       Value
                                --------     -------    --------     -------
Assets
Securities                       $ 7,940     $ 7,936     $ 7,250     $ 7,299
Trading Assets                    12,051      12,051       8,715       8,715
Loans and Commitments             31,126      31,305      33,030      32,934
Derivatives Used for ALM              34           5          17          15
Other Financial Assets            15,141      15,141      16,421      16,421
                                 -------     -------     -------     -------
  Total Financial Assets          66,292     $66,438      65,433     $65,384
                                             =======                 =======
Non-Financial Assets              10,822                   9,323
                                 -------                 -------
Total Assets                     $77,114                 $74,756
                                 =======                 =======
Liabilities
Noninterest-Bearing Deposits     $13,255     $13,255     $12,162     $12,162
Interest-Bearing Deposits         43,121      43,150      43,589      43,607
Borrowings                         2,916       2,916       2,913       2,914
Long-Term Debt                     3,036       3,042       2,811       2,653
Trading Liabilities                2,070       2,070       2,353       2,353
Preferred Trust Securities         1,500       1,435       1,500       1,307
Derivatives Used for ALM               6         (24)          8          98
                                 -------     -------     -------     -------
  Total Financial Liabilities     65,904     $65,844      65,336     $65,094
                                             =======                 =======
Non-Financial Liabilities          5,058                   4,277
                                 -------                 -------
Total Liabilities and
  Preferred Trust Securities     $70,962                 $69,613
                                 =======                 =======

     Commitments and contingent items reduced the fair value of loans and commitments by $20 million in 2000 and $11 million in 1999.

     The table below summarizes the carrying amount of the financial instruments and the related notional amount and estimated fair value (unrealized gain/loss) of ALM interest rate swaps that were linked to these items:

                                             ALM Interest Rate Swaps
                                             -----------------------

                                         Carrying  Notional  Unrealized
In millions                                Amount    Amount  Gain (Loss)
-----------                              --------  --------  ----  ----

At December 31, 2000
--------------------
Loans                                     $  614    $  614    $ 3  $(12)
Securities Held-for-Sale                     200       200     14     -
Deposits                                     155       155      2    (2)
Borrowings                                   860       860     23     -
Long-Term Debt                             1,440     1,440     26   (25)


At December 31, 1999
--------------------
Loans                                     $  505    $  505    $16  $ (1)
Deposits                                     290       290      1   (11)
Borrowings                                   218       218      -    (2)
Long-Term Debt                             1,465     1,465      2   (88)

The following table illustrates the notional amount, remaining contracts outstanding, and weighted average rates for ALM interest rate contracts:

                                                     Remaining Contracts Outstanding
                                                             at December 31,
                                       Total     ----------------------------------------
Dollars in millions                 12/31/00     2001     2002    2003     2004     2005
-----------------------------------------------------------------------------------------
Receive Fixed Interest Rate Swaps:
  Notional Amount                     $2,325   $1,325   $1,090  $  655   $  645   $  645
  Weighted Average Rate                 7.14%    7.23%    7.19%   7.15%    7.14%    7.14%
Pay Fixed Interest Rate Swaps:
  Notional Amount                     $  614   $  548   $  495  $  462   $  374   $  325
  Weighted Average Rate                 6.35%    6.36%    6.36%   6.36%    6.35%    6.30%
Basis Interest Rate Swaps:
  Notional Amount                     $  330   $    -   $    -  $    -   $    -   $    -
Forward LIBOR Rate (1)                  6.43%    5.53%    5.82%   5.98%    6.11%    6.11%

(1) The forward LIBOR rate shown above reflects the implied forward yield curve for that index at December 31, 2000. However, actual repricings for ALM interest rate swaps are generally based on 3 month LIBOR.

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

     The Company uses forward foreign exchange contracts to protect the value of its investments in foreign subsidiaries. The after-tax effects are shown in the cumulative translation adjustment included in shareholders' equity.
At December 31, 2000 and 1999, $749 million and $571 million in notional amount of foreign exchange contracts, with fair values of $(21) million and $8 million, hedged corresponding amounts of foreign investments. These foreign exchange contracts had a maturity of less than 2 months at December 31, 2000. At December 31, 2000, $145 million in notional amount of forward foreign exchange contracts, with a fair value of $1 million, hedged planned noninterest expenses denominated in foreign currencies. These foreign exchange contracts had maturity of less than 1 year at December 31, 2000.

     Deferred net gains or losses on ALM derivative financial instruments at December 31, 2000 and 1999 were $2 million debit and $27 million credit.

     Net interest income increased by $6 million in 2000, $5 million in 1999, and $4 million in 1998 as a result of ALM derivative financial instruments.

     A discussion of the credit, market, and liquidity risks inherent in financial instruments is presented under "Liquidity", "Market Risk Management", "Trading Activities and Risk Management", and "Asset/Liability Management" in the unaudited Management's Discussion and Analysis Section of this report and Note 13 to the Consolidated Financial Statements.

13.  Trading Activities

The following table shows the fair value of the Company's financial instruments that are held for trading purposes:

                                       2000                         1999
                           ----------------------------  ---------------------------
In millions                   Assets       Liabilities       Assets     Liabilities
                           -------------  -------------  ------------- -------------
Trading Account            12/31 Average  12/31 Average  12/31 Average 12/31 Average
---------------            ----- -------  ----- -------  ----- ------- ----- -------
Interest Rate Contracts:
  Futures and Forward
    Contracts            $    10 $     7 $    - $    -  $    2 $    9 $    - $    -
  Swaps                      613   1,128    343    891   1,104    692    729    543
  Written Options              -       -    761    710       -      -    760    567
  Purchased Options           75      66      -      -      60     69      -      -

Foreign Exchange Contracts:
  Written Options              -       -    106     56       -      -    164    224
  Purchased Options          128     108      -      -     254    240      -      -
  Commitments to Purchase
    and Sell Foreign
    Exchange                 869     875    835    849     600    560    577    535
Debt Securities           10,349   9,044     23     25   6,695  1,367    123    165
Credit Derivatives             7       4      2      -       -      -      -      -
                         ------- ------- ------ ------  ------ ------ ------ ------
Total Trading Account    $12,051 $11,232 $2,070 $2,531  $8,715 $2,937 $2,353 $2,034
                         ======= ======= ====== ======  ====== ====== ====== ======

     Other noninterest income included the following income related to trading activities:

In millions                       2000             1999              1998
-----------                      -----            -----             -----
Foreign Exchange                  $215             $137              $126
Interest Rate Contracts             29               20                26
Debt and Other Securities           14               32                18
Credit Derivatives                   3                -                 -
                                 -----            -----             -----
                                  $261             $189              $170
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

     The Company's significant trading and off-balance-sheet risks are securities, foreign currency and interest rate risk management products, commercial lending commitments, letters of credit, and securities lending indemnifications. The Company assumes these risks to reduce interest rate and foreign currency risks, to provide customers with the ability to meet credit and liquidity needs, to hedge foreign currency and interest rate risks, and to trade for its own account. These items involve, to varying degrees, credit, foreign exchange, and interest rate risk not recognized in the balance sheet. The Company's off-balance-sheet risks are managed and monitored in manners similar to those used for on-balance-sheet risks. There are no significant industry concentrations of such risks.

     A summary of the notional amount of the Company's off-balance-sheet credit transactions, net of participations, at December 31, 2000 and 1999 follows:

Off-Balance-Sheet Credit Risks

In millions                                   2000             1999
-----------                                 -------          -------
Commercial Lending Commitments             $ 47,688          $50,721
Standby Letters of Credit                     7,743            8,257
Commercial Letters of Credit                  1,230            1,329
Securities Lending Indemnifications         106,560           61,378

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

     Standby letters of credit principally support corporate obligations and include $0.4 billion that were collateralized with cash and securities at December 31, 2000 and 1999. At December 31, 2000 and 1999, securities lending indemnifications were secured by collateral of $106.6 billion and $61.4 billion. At December 31, 2000, approximately $6.3 billion of the standbys will expire within one year, and the balance between one to five years.

     At December 31, 2000, approximately $100.4 billion of interest rate contracts will mature within one year, $137.3 billion between one and five years, and the balance after five years. At December 31, 2000, approximately $74.7 billion of foreign exchange contracts will mature within one year and $1.5 billion between one and five years. There were no derivative financial instruments on nonperforming status at year-end 2000.

     Use of derivative financial instruments involves reliance on counterparties. Failure of a counterparty to honor its obligation under a derivative contract is a risk the Company assumes whenever it engages in a derivative contract.

     A summary of the notional amount and credit exposure of the Company's derivative financial instruments at December 31, 2000 and 1999 follows:

Derivative Financial Instruments
                                        Notional Amount      Credit Exposure
                                        ---------------      ---------------
In millions                                2000    1999       2000      1999
-----------                              ------ -------      -----    ------
Interest Rate Contracts:
Futures and Forward Contracts          $ 36,614 $20,537     $    1    $    2
Swaps                                   109,525  86,341      1,327     1,124
Written Options                          87,979  70,009          -         -
Purchased Options                        40,749  36,766        352       287

Foreign Exchange Contracts:
Swaps                                       235     147         18        16
Written Options                          14,172  24,639         40        28
Purchased Options                        16,545  27,968        189       287
Commitments to Purchase and Sell
  Foreign Exchange                       45,400  50,196      1,022       694

Equity Derivatives:
Purchased Options                             -       3          -         -

Credit Derivatives:
Swaps                                     1,643     325          7        83
                                                            ------    ------
                                                             2,956     2,521
Effect of Master Netting Agreements                         (1,567)   (1,558)
                                                            ------    ------
Total Credit Exposure                                       $1,389    $  963
                                                            ======    ======

Operating Leases

     Net rent expense for premises and equipment was $113 million in 2000, $100 million in 1999, and $101 million in 1998.

     At December 31, 2000, the Company and its subsidiaries were obligated under various noncancelable lease agreements, some of which provide for additional rents based upon real estate taxes, insurance, and maintenance and for various renewal options. The minimum rental commitments under noncancelable operating leases for premises and equipment having a term of more than one year from December 31, 2000 are as follows:

Year ending December 31,                  In millions
-----------------------------------------------------
2001                                            $  90
2002                                               77
2003                                               63
2004                                               55
2005                                               52
Thereafter                                        234
                                                -----
Total Minimum Lease Payments                    $ 571
                                                =====


     In the ordinary course of business, there are various legal claims pending against the Company and its subsidiaries. In the opinion of management, liabilities arising from such claims, if any, would not have a material effect upon the Company's consolidated financial statements.

15.  Stock Option Plans

The Company's stock option plans ("the Option Plans") provide for the issuance of stock options at fair market value at the date of grant to officers and employees of the Company and its subsidiaries. Under the Company's plan, options to acquire common stock may be granted in amounts that do not exceed 70 million shares. Generally, each option granted under the Option Plans is exercisable between one and ten years from the date of grant.

     The Company accounts for its Option Plans under Accounting Principles Board Opinion 25. As a result, compensation cost is not recorded. If compensation cost for these plans had been based on fair value, net income would have been reduced by $37 million in 2000, $31 million in 1999, and $24 million in 1998. Also, diluted earnings per share would have been reduced by 5 cents per share in 2000, 4 cents per share in 1999, and 3 cents per share in 1998.

     The assumptions used in the Black-Scholes Model for determining the impact of accounting for the Option Plans at fair value for 2000 are as follows: dividend yield of 3%; expected volatility of 29%; risk free interest rate of 6.70%; and expected option lives of 5 years.

     A summary of the status of the Company's Option Plans as of December 31, 2000, 1999, and 1998, and changes during the years ending on those dates is presented below:

                                     2000                     1999                       1998
                       ---------------------    ----------------------     ---------------------
                                    Weighted                  Weighted                  Weighted
                                     Average                   Average                   Average
                                    Exercise                  Exercise                  Exercise
Options	              Shares       Price        Shares       Price        Shares       Price
-------                ---------   ---------     ---------   ---------     ---------   ---------
Outstanding at
  Beginning of Year   30,340,627     $22.04     28,195,178     $16.72     24,662,436     $10.31
Granted                9,489,700      39.65      7,322,850      35.60      9,206,000      29.37
Exercised             (5,619,925)     15.62     (4,579,044)     10.12     (5,273,966)      8.34
Canceled                (717,382)     37.18       (598,357)     28.64       (399,292)     22.68
                      ----------                ----------                ----------
Outstanding at
  End of Year         33,493,020      27.78     30,340,627      22.04     28,195,178      16.72
                      ==========                ==========                ==========
Options Exercisable
  at Year-end         16,539,056      18.57     16,223,731      13.38     16,414,092      10.09
Weighted Average
  Fair Value of
  Options Granted
  During the Year         $10.93                     $8.18                     $6.24

The following table summarizes information about stock options outstanding at December 31, 2000:

                             Options Outstanding             Options Exercisable
                   ---------------------------------   ---------------------
                                      Weighted
                                       Average   Weighted                 Weighted
                          Number     Remaining    Average        Number    Average
   Range of          Outstanding   Contractual   Exercise   Exercisable   Exercise
Exercise Prices      at 12/31/00          Life      Price   at 12/31/00      Price
---------------      -----------   -----------   --------   -----------   --------
  $ 3 to  7            4,384,043     3.0 Years    $  6.70     4,384,043    $  6.70
   11 to 17            6,273,441     5.6            15.09     5,989,459      14.99
   20 to 25               43,984     6.4            21.51        34,536      21.61
   27 to 30            5,818,009     7.0            27.48     3,782,035      27.48
   31 to 42           16,646,493     8.6            37.80     2,348,983      35.49
   43 to 57              327,050     9.6            50.21             -          -
                     -----------                            -----------
    3 to 57           33,493,020     7.0            27.78    16,539,056      18.57
                     ===========                            ===========

Report of Independent Auditors

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
THE BANK OF NEW YORK COMPANY, INC.
NEW YORK, NEW YORK

We have audited the accompanying consolidated balance sheets of The Bank of New York Company, Inc. and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Bank of New York Company, Inc. and subsidiaries at December 31, 2000 and 1999, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

                                               /S/ Ernst & Young LLP


NEW YORK, NEW YORK
JANUARY 26, 2001

                Securities Servicing and Global Payment Services

We are the world's premier asset servicer and global payments provider. Our array of products exceeds those of our competitors, and we rank as the number one or two provider in most of the markets we serve. Growth across business lines accelerated in 2000, produced by strong sales momentum, revenues from strategic acquisitions, and expansion of global financial markets. Aggressive investment in leading-edge technology helped us capitalize on a rapidly changing global market. 2000 fee revenue from these businesses grew to $1.91 billion, a 26% increase.

     We are well positioned to take advantage of the growth in financial assets and trading activity occurring around the globe. This expansion is driven by increased cross-border investments, substantial growth of overseas pension and mutual funds, and the opening of new investment markets.

Investor Services
-----------------

By focusing on specific industries, we are able to provide consultative expertise and tailored solutions to mutual funds, fund managers, insurance companies, banks, government agencies, endowments, corporate pension funds, central banks, and broker/dealers. We serve as a partner to these key client segments, leveraging our core strengths to enable them to build their own competitive advantage. Our commitment to ongoing product innovation enables us to deliver an expanded range of services designed to help our clients mitigate risk, maximize performance, and manage costs.

     Escalating financial and competitive pressures are compelling many institutional investors and broker/dealers to outsource middle- and back-office functions at an accelerating rate. As a leading outsourcing provider, The Bank of New York allows clients to use our expertise and infrastructure, and to deploy their resources to compete more effectively in their core businesses. During 2000 the Bank was appointed as an outsourcing partner by Julius Baer International, the London-based private client asset management arm of Julius Baer, to provide administration and custody services. This was the first outsource transaction of its kind involving a Continental European institution and represents the beginning of a trend that we expect to continue in 2001 and beyond.

     Strategic investment, partnership and product innovation in 2000 resulted in the following:

  - BNY Clearing's acquisitions of BHF Securities Corporation, certain assets of SG Cowen Securities Corporation, and Schroder & Co. Inc. expanded our capabilities in the correspondent clearing business. These services help brokers package and process a range of investments for their customers, while providing our institutional clients an opportunity to distribute their asset management products to brokers;

  - A strategic alliance with RiskMetrics expanded our analytic capabilities to our pension clients by enhancing value-at-risk services;

  - The establishment of EnergyClear, which is the first industry-sponsored clearinghouse to offer comparison, netting and settlement of wholesale energy contracts for the over-the-counter (OTC) marketplace. These financial services will ultimately increase the market depth and liquidity of the OTC energy markets by reducing the credit, legal, operational, and liquidity risks;

  - The formation of an alliance between Agricultural Bank of China and The Bank of New York to provide consultancy services covering technology, fund operations and training while Agricultural Bank prepares to launch open-end mutual funds in China; and

  - The ranking of AIB/BNY Fund Management (Ireland) Limited as the fastest-growing fund administrator in Dublin, validating our commitment to offshore administrative services.

     These developments are testament to the success of our ongoing approach - to leverage technology, create alliances and make acquisitions to extend our product and market reach. As the needs of global investors and broker/dealers grow increasingly sophisticated, our ability to consistently deliver innovative services that anticipate evolving client needs will continue to distinguish us in the marketplace and position us for sustained growth.

Issuer Services
---------------

Depositary Receipts (DRs) enable individuals worldwide to invest in dollar-denominated securities of non-U.S. companies and provide the issuers of these securities access to the U.S. and European capital markets.

     2000 was another record year for the depositary receipt industry with trading volume reaching a high of 29 billion shares valued at $1.2 trillion. Continuing our leadership, we achieved a 64% share of all new public sponsored programs by adding 114 new clients from 33 countries including 50 programs that listed on a U.S. exchange for the first time. Among the new listings were Pearson, BASF, VSNL and China Unicom. Also 17 clients named the Bank as successor depositary, including Zurich Financial Services and Compania Anonima Nacional Telefonos de Venezuela (CANTV). We are the world leader with a market share of 65% of all DR programs with more than 1,400 clients from 69 countries. DR revenues grew largely due to an increase in cross-border mergers, acquisitions and trading activity.

     We launched 12 new HOLDRs(service mark) Trusts , which are exchange-traded equity basket securities. The trusts issue depositary receipts, which represent common shares of specified companies as well as depositary receipts. Basket securities offer flexibility, diversification and reduced investment costs.

     We also introduced DR Alert(service mark) our daily on-line notification system for depositary receipt clients. DR Alert tracks price and share activity, and reports activity, outside of predetermined parameters, directly to the issuer on a daily basis. DR Alert is delivered through our internet-based, client-reporting platform INFORM. Currently, INFORM is used by 450 depositary receipt clients from 50 countries.

     We acted as tender and exchange agent in some of the largest cross-border acquisitions using depositary receipts, including Vivendi, Seagram and Canal

Plus, which merged to form Vivendi Universal as well as Glaxo Wellcome and SmithKline Beecham, which merged to form GlaxoSmithKline.

     We remain the world market leader for innovative, high-quality corporate trust services. Our portfolio grew to more than 75,000 trust and agency appointments representing more than $750 billion in outstanding securities for issuers globally. Our diversified strategy continues to provide excellent core growth, with most products generating revenue growth of more than 15% and with several producing more than 30%. Corporate Trust products include global finance, structured finance, and dealing and trading services.

     Three strategic acquisitions were completed in 2000 adding new products and improved market penetration. Most notable was the Harris Trust and Savings Bank transaction in March 2000. The 1,700 appointments in the Chicago-based portfolio added both new structured products and an improved access to the U.S. Midwest markets - an important complement to our portfolio.

     We continued to enhance and differentiate our services for sophisticated asset-backed, collateralized debt obligations (CDOs) and other complex structured debt products. Our unique ability to integrate customized asset servicing through BNY Asset Solutions, advanced web-based analytic and reporting services, and some of the most advanced trust services available provides our clients with a comprehensive, one-stop solution for their complex financings.

     The success of our strategy is also reflected in the robust growth of our Global Trust Services Division, which maintained its position as the fastest growing global trust group in the industry. Record core growth, combined with the successful integration of two acquisitions completed in late 1999, produced impressive revenue growth in 2000.

     As one of the world's largest stock transfer agents, we provide a full range of technology enhanced services such as recordkeeping, dividend payment and reinvestment, proxy tabulation and exchange agent services to over 14.5 million shareholders representing 550 issuers. In 2000 our shareholder accounts grew by more than 25%, testament to our reputation for quality, service and new business efforts.

     Our ability to empower our clients and shareholders with access to their records on a real-time basis and to perform financial transactions on the internet is at the core of our strategy. We further enhanced our straight-through-processing capabilities through our imaging platform by deploying image-enabled workstations to all of our customer service representatives and operational personnel.

     BNY ESI & CO., our equity brokerage business, had another year of superior performance. Growth was fueled by the expansion of corporate, asset management, mutual fund, and plan sponsor client segments. Another important factor was the cross-sell of trade execution to a large number of the Bank's key client segments as well as other bank services.

     To strengthen BNY ESI's international capabilities, we acquired an institutional agency broker specializing in program trading of non-dollar equity securities. This new trading capability has been integrated into the Bank's non-dollar clearing services and global custody, creating an institutional Straight Through Execution and Processing (STEP) product. This product allows clients to execute trades in most of the world's capital markets and have their trades automatically posted to their custody accounts.

Global Payment Services
-----------------------

We are a global market leader in payment services, offering solutions that optimize cash flow, integrate systems and increase investment returns to financial institutions and corporations. CA$H-Register Plus(trademark), an innovative internet-based, cash management delivery system, offers a broad range of services on a browser-based platform. It enables customers to conduct a growing range of transactions, including wire transfers, ACH payments and collections, letters of credit, information reporting and the retrieval of check images.

     The Bank is the second leading provider of funds transfer services in the U.S. and the only Bank that has consistently increased its market share over the past five years, growing from 7.9% to 12.8%. We process over 140,000 transactions daily with an aggregate value of $800 billion. The underlying business activity reflects global trade, securities and foreign exchange transactions.

     We deliver trade services that facilitate global trade, including letters of credit, documentary collections, reimbursements, automated inquiry and reporting as well as outsourcing trade services. Our customers include import and export corporations and banks that deliver trade services around the world.

     In 2000 we completed a large-scale trade services outsourcing arrangement for Canadian Imperial Bank of Commerce, which included both back-office processing and a suite of front-office internet enabled products. This outsourcing leverages our advanced internet technology, our imaging capabilities and expertise in global trade processing.

     We offer deposit services to corporate and institutional customers designed to facilitate the receipt and disbursement of cash and provide sophisticated reporting capabilities. Our services range from traditional check processing to an image-based, nationwide wholesale lockbox system.

               BNY Asset Management And Private Client Services

BNY Asset Management and Private Client Services provide a comprehensive range of investment products and capabilities designed to meet the current and emerging needs of institutions and high-net-worth individuals worldwide.

     In 2000 superior long-term investment performance, aggressive new business development, expanded investment capabilities and favorable growth trends resulted in record fee revenue of $296 million, 21% more than last year.

     BNY Asset Management is a premier investment manager offering client-specific solutions and exceptional results. We are one of the largest investment managers in the United States with over $66 billion in assets under management, and growth last year of $6 billion. Despite substantial market volatility in 2000, BNY Asset Management delivered another year of solid returns.

     The acquisition of Ivy Asset Management and the integration of Estabrook Capital Management, a 1999 acquisition, further supported our strategy of delivering innovative investment solutions. Ivy Asset Management is one of the nation's leading multi-manager, alternative investment specialists offering hedge fund products and customized portfolio solutions. Ivy has $3.1 billion in assets under management for institutions and private clients in 15 countries.

     Reflecting our commitment to client-specific investment solutions, we introduced new proprietary funds: the domestic BNY Partners Multi-Manager Hedge Fund LLC and the offshore BNY Partners Multi-Manager Hedge Fund Ltd. We also marked the first full year of our inaugural private equity fund, the BNY Partners Fund. While expanding our alternative and value-investing capabilities, we continue to offer equity, fixed income, and balanced portfolio management as well as short-term money management, index funds, BNY Hamilton Funds and special investment products.

     Our investment strategy and portfolio allocations are determined by following a core growth orientation and a disciplined investment approach. Capitalizing on proprietary research, our investment strategy is based on fundamental analysis, relative value, and high quality. This rigorous and sustained investment approach once again provided our clients with another year of strong returns.

     Private client services provides clients with objective, value-added advice, supported by highly complementary services. Our individually tailored solutions are designed to help clients grow and protect their wealth while addressing key generational planning issues. We are well positioned to deliver investment services to this market, which has grown 12% over the past decade.

     Our primary target market consists of high-net-worth individuals and families, corporate executives, entrepreneurs and business owners. Domestically, private client services are delivered via a network of 12 offices in the tri-state area and by an affiliate in Florida.

     Our Private Client Special Industries Division is designed to meet the unique needs of clients within the real estate, non-profit and media industries as well as private equity sponsor firms. In 2000 International Private Client Services focused on delivery of global wealth management services to high-net-worth individuals, their families and related entities in the Middle East, Europe, Asia and Latin America. Our emphasis is on long-term relationships, drawing on our world-class expertise in asset management, fiduciary services, global custody and related banking services.

     Our fully integrated wealth management solutions are derived from a key set of core competencies which include financial planning, personal trust and estate administration, customized finance and banking services, personal portfolio management, alternative asset classes, and personal and advisory custody. Our custody business had outstanding growth in 2000 with assets under administration increasing 19% from 1999. This business benefited from the strategic acquisition of the Bank of America's private client advisory custody activity.

                               Corporate Banking

Corporate Banking is responsible for the worldwide management of commercial and institutional relationships. Experienced relationship managers oversee the delivery of the full range of the Bank's credit and non-credit products and focus on cross-selling the Bank's fee-based services.

     We are focused on maintaining strong asset quality and balancing the risks and profitability of every client relationship. An important result of this strategy is that our credit-only exposures have declined from 45% of the portfolio in 1994 to only 8% in 2000, as our risk profile improved.

     Financial companies services provides sophisticated, company-specific solutions to meet the securities services, cash management and financing needs of our clients. Financial companies - mutual funds, insurance companies, banks, investment managers, government agencies and broker/dealers - remain the Bank's largest and fastest growing market and are the largest users of our securities services infrastructure.

     As a leader in special industries banking, we provide banking services and financing to such key industry sectors as media and telecommunications, energy, retailing, real estate, automotive and healthcare.

     In U.S. commmercial banking we target major domestic companies from traditional manufacturers to leading distribution and service companies. This diverse client base provides a foundation for cross-selling our fee-based services.

     Regional commercial banking offers a wide range of banking services, including traditional lending, cash management, leasing, trade finance, capital markets and corporate finance to mid-sized companies in the metropolitan New York area. Additionally, we offer a full range of private banking and asset management services to the principals as well as retirement plan services for the employees of these companies.

     BNY Capital Markets, Inc., a subsidiary, provides its clients with a broad range of capital markets and investment banking services including the structuring and syndication of credit facilities, the underwriting and distribution of corporate bonds and investment grade tax-exempt securities and the private placement of debt, mezzanine and equity securities.

     The group also provides merger, acquisition, valuation, fairness opinions and other advisory services and invests as a principal in junior capital including debt, equity and hybrid securities through its affiliate BNY Capital Partners, LP.

     BNY Capital Funding LLC, one of the largest bank-owned leasing companies in the United States, develops innovative structuring to meet the tax-oriented equipment financing needs of domestic and international customers. BNY Capital Resources Corporation provides financing for corporate banking clients. Our BNY Leasing Edge(service mark) product provides leasing alternatives to our retail and middle-market clients.

     International Banking includes 29 international branches and representative offices in 26 countries and a network of over 2,300 correspondent banks. Our international bankers are focused on the securities servicing, global payment and trade finance needs of our clients. We are among the top five U.S. issuers of import-trade letters of credit and a major player in facilitating export-trade transactions.

                                Global Markets

Global Markets encompasses the Bank's foreign exchange and interest rate risk management businesses including our global trading and sales activities. Successful cross-selling of our growing global securities servicing client base, combined with the sale of new products and solutions, led to record revenues of $261 million for 2000.

     The Bank is a premier Foreign Exchange (FX) provider, trading in over 100 currency markets around the world. In 2000 we expanded our global investment manager customer base by 20% and increased trading activity by 32%.

     Our global risk management services include a suite of risk management alternatives, supplemented by unique proprietary research, which is available through e-commerce channels and traditional media. As these services are focused on relationships, we tailor our products and services to provide value to the Bank's core clients.

     iFX MANAGER(service mark) is the Bank's internet-based FX trade-order management and execution system, offering institutional clients true end-to-end straight-through processing. iFX Manager automates all aspects of FX trading for clients. FX Week, an industry magazine, voted iFX Manager one of the top three bank-offered FX trading systems.

     In November 2000 the Bank joined FXall(trademark), the global currency trading and research platform, as an equity participant. FXall allows clients to have a single point of access to all participating FX providers with whom they have a business relationship. In joining FXall, the Bank contributed the advanced technical functionality of iFX Manager to help FXall provide a robust trading platform for the benefit of clients and providers worldwide.

     The Bank is a premier provider of interest rate and currency derivatives, including currency and interest rate options. Our derivatives business is client-driven, and complemented by sophisticated risk management systems. Broader product capabilities and focused relationship management were key drivers of revenue growth as business increased by 30% in 2000. European business expansion initiatives resulted in revenue growth for that region. In addition, we solidified our leading market position with U.S. government agencies while increasing our derivative presence with corporate, financial institution and investment manager clients.

     Our strategy and research professionals publish in-depth fundamental and technical analyses of foreign exchange and interest rate markets on the Bank's website: www.bankofny.com. We also provide a proprietary model that monitors cross-border investment flows among the international equity and fixed-income markets.

     BNY Overlay Associates is the Bank's specialist currency overlay manager, providing investment advisory services to institutional investors. Existing client currency exposures are managed to mitigate risk and achieve increased portfolio returns.

                                Retail Banking

We operate a network of 349 full-service branches, establishing us as a leader in the suburban metropolitan New York market. Our branches offer a combination of traditional banking and alternative banking services including financial planning and insurance products to approximately three quarters of a million individual households and businesses.

     With over $14 billion in core deposits, retail banking continues to provide a stable, low-cost funding source that supports lending activities throughout the Bank. 2000 produced exceptional results with mutual fund swept balances and total non-interest income increasing by 27% and 15%, respectively.

     Our strategy of offering third-party, non-traditional products increases our range of products, deepens and strengthens client relationships, and increases non-interest income. The BNY Investment Center, Inc. (BNYIC) operates throughout our extensive branch network and business centers. BNYIC focuses on meeting the planning and investment needs of both personal and business customers. BNYIC increased sales by 18% and revenue by 15% in 2000.

     Our new CheckInvest Select product, a personal cash management tool, is similar to business CheckInvest(registered trademark), which automatically sweeps excess balances from a traditional checking account to a third-party mutual fund. Since its April 2000 introduction, CheckInvest Select mutual fund balances grew to over $100 million.

     The Direct 24(service mark) Debit Card increases the utility of checking accounts while building fee income. The card is actively used by over a third of our personal customers. Card-derived fee income increased 66% over 1999. In June of 2000, we expanded the debit card program to include small business customers.

     Consumer loan balance growth in 2000 was over 17%. We focused on building relationships with creditworthy homeowners with premier products like EquityLink(registered trademark) and Homeowners Edge(registered trademark). Additionally, our Credit Options program provides alternatives to certain loan applicants.

     Participation in the Group Banking Program, which offers a package of preferred rates and banking services to employees of our corporate customers, grew by 13%.

     In 2000 we launched 12 new Business Centers throughout our branch network. We also introduced new fee-income-generating services including the Business Tax Payment Service, Direct24(service mark) Debit BusinessCard and Business Checking Edge(service mark), a customized checking account for companies that have low transaction volume and limited cash balances.
We added additional fund options to CheckInvest, our innovative business checking account that allows businesses to earn dividends on balances swept into a mutual fund. Product sales exceeded expectations with fee income growing in excess of 30% since 1999.

     For small business customers, we lowered loan minimums to $5,000, introduced a simplified "express" application for credit requests up to $100,000 and streamlined the approval process. Lending activity grew by 18% led by Business Creditlinksm, a revolving line of credit, which grew by 45% in 2000.