Form 10-K, Exhibit 13
period 2001-12-31
BANK OF NEW YORK CO INC
filed 2002-03-28
CIK 9626

                                                                    EXHIBIT 13














                          2001 Annual Report to Shareholders

Management's Discussion and Analysis of the Company's Financial Condition and Results of Operations
------------------------------------------------------------------------------

INTRODUCTION

The Bank of New York Company, Inc.'s (the "Company") actual results of future operations may differ from those estimated or anticipated in certain forward-looking statements contained herein for reasons which are discussed below and under the heading "Forward Looking Statements" in the Company's Form 10-K. When used in this report, the words "estimate", "forecast", "project", "anticipate", "expect", "intend", "believe", "plan", "goal", "should", "may", "strategy", and words of similar meaning are intended to identify forward looking statements in addition to statements specifically identified as forward looking statements.

WORLD TRADE CENTER DISASTER

The World Trade Center Disaster ("WTC disaster") on September 11, 2001 had a significant adverse impact on the Company. Four of the Company's major facilities as well as several smaller facilities in the downtown New York City area containing over 8,300 employees were rendered temporarily unusable, including the Company's principal operations and data center at 101 Barclay St.

     The two businesses most significantly impacted by the WTC disaster were Funds Transfer and Broker-Dealer Services due to significant disruptions in the telecommunications infrastructure supporting market participants. Transaction backlogs were processed within a week of the disaster and systems have been current since that time. Reconciliations with the Federal Reserve, depositaries, broker-dealers, and clients have been completed.

     Two of the Company's facilities near the World Trade Center, including 101 Barclay St., remain disabled. These facilities contain 1.4 million square feet of space and accommodate 5,500 employees. The Company expects these facilities will become available for use during 2002, although it is unable to project the exact timing. Such availability is dependent upon the full extent of the damage, the speed of repair work, and the actions of civil authorities.

     Immediately after the WTC disaster, displaced employees worked out of contingency recovery sites in Northern New Jersey, Westchester County, N.Y. and Greenwich, CT. In subsequent weeks, the Company leased 1.3 million square feet of temporary space for these employees to relocate to on an interim basis. The terms of these leases run from 1 to 18 years. The Company may terminate the lease for 400,000 square feet of this space at any time. The Company expects to sublet excess space when it is able to reoccupy its disabled facilities. The Company expects to incur a loss on these subleases, but the amount of that loss will be dependent on the condition of the relevant real estate markets at the time of the subleases. The costs associated with operating from these interim facilities is estimated at approximately $20-25 million per quarter, and the anticipated loss on subleases could exceed $150 million. The Company expects the costs incurred in connection with these interim facilities to be covered by insurance, and accordingly will offset them with insurance receivables as those costs are incurred.

     The Company expects to incur capital expenditures related to the WTC disaster in a range of approximately $250 million to $350 million. These expenditures will cover, among other things, the repair of damaged facilities, replacement equipment, replacement furniture and fixtures and the outfitting of new leased space. The Company expects substantial portions of these capital expenditures to be covered by insurance.

     The Company estimated the 2001 impact of the WTC disaster to be $242 million and recorded a $175 million insurance offset in the fourth quarter. Additional recoveries are expected to be recorded in the future as the claim with insurers is processed.

     To date the Company has not suffered customer defections as a result of the disaster and any related service issues. The Company is engaged in an active communications program with its customer base involving senior management calling, updates on contingency plan developments and various quality of service initiatives.

     The Company anticipates some upward pressure on technology costs as a result of the spending associated with recovery and the need for heightened redundancy and diversification post September 11th. It intends to continue to manage expenses to help mitigate this impact.

     Given the extent of the impact on the Company's financial statements resulting from the WTC disaster, the related insurance recovery and the strategic action taken with respect to the emerging telecommunications companies portfolio, this discussion will first review the Company's reported results and will then provide a "normalized" estimate of operating results, segregating these items. Management believes that the additional normalized disclosure assists the reader in making comparisons with prior periods to determine trends in the business. In addition, the results for 1999 have been normalized for the sale of BNY Financial Corp. ("BNYFC"), as well as the liquidity charge associated with an accelerated disposition of loans. See "Summary of Normalized Results" for additional details.

                       SELECTED FINANCIAL DATA - AS REPORTED
Dollars in millions,
  except per share amounts         2001*       2000       1999**    1998     1997
                                   ----        ----       ----      ----     ----
Net Interest Income             $ 1,681     $ 1,757    $ 1,589   $ 1,556  $ 1,790
Noninterest Income                3,540       3,109      3,493     2,283    2,137
Provision for Credit Losses         375         105        135        20      280
Noninterest Expense               2,788       2,510      2,107     1,928    1,874
Net Income                        1,343       1,429      1,739     1,192    1,104
Net Income Available to
  Common Shareholders             1,343       1,429      1,739     1,192    1,095

Return on Average Assets           1.64%       1.85%      2.60%     1.89%    1.86%
Return on Average Common
  Shareholders' Equity            21.58       26.08      34.00     24.25    22.13
Common Dividend Payout Ratio      39.21       33.87      25.03     33.84    34.13

Per Common Share
Basic Earnings                  $  1.84     $  1.95    $  2.31   $  1.59  $  1.44
Diluted Earnings                   1.81        1.92       2.27      1.53     1.36
Cash Dividends Paid                0.72        0.66       0.58      0.54     0.49
Market Value at Year-End          40.80       55.19      40.00     40.25    28.91

Averages
Securities                      $18,559     $15,764    $ 7,545   $ 7,154  $ 5,722
Loans                            38,770      39,262     38,881    38,340   36,577
Total Assets                     81,700      77,241     66,777    63,141   59,242
Deposits                         56,278      54,755     46,564    42,262   39,910
Long-Term Debt                    4,609       4,384      3,793     3,205    2,645
Shareholders' Equity:
  Preferred                           1           1          1         1      103
  Common                          6,224       5,479      5,113     4,915    4,947

At Year-End
Allowance for Credit Losses
  as a Percent of Loans            1.72%       1.70%      1.58%     1.66%    1.82%
Tier 1 Capital Ratio               8.11        8.60       7.51      7.89     7.92
Total Capital Ratio               11.57       12.92      11.67     11.90    11.97
Leverage Ratio                     6.70        7.49       7.20      7.46     7.59
Common Equity to Assets Ratio      7.80        7.98       6.88      8.58     8.34
Total Equity to Assets Ratio       7.80        7.98       6.88      8.58     8.34

Common Shares Outstanding
 (in millions)                  729.500     739.926    738.770   771.318  747.670
Employees                        19,181      18,861     17,735    17,157   16,494


* The 2001 reported results reflect the $242 million impact of the World Trade Center disaster, the
$175 million related initial insurance recovery, the $190 million special provision on the accelerated disposition of telecommunications loans and the related tax effects. See Summary of
Normalized Results.

**The 1999 reported results reflect the $1,020 million gain on the sale of BNY Financial Corporation
("BNYFC"), as well as the $124 million liquidity charge related to the sale of loans. See Summary of
Normalized Results.

The per common share amounts and common shares outstanding have been restated to reflect the
2-for-1 common stock split effective July 24, 1998.


SUMMARY OF REPORTED RESULTS

For the year 2001, the Company reported net income of $1,343 million or $1.81 per diluted share, compared with $1,429 million or $1.92 per diluted share in 2000 and $1,739 million or $2.27 per diluted share in 1999. Securities servicing fees in 2001 were a record $1,750 million, a 6% increase, compared with $1,650 million in 2000. Areas leading the increase for the year included: execution services, corporate trust, broker-dealer services, and global liquidity services. The Company continues to be the world's leading custodian with year-end assets under custody of $6.9 trillion, including $1.9 trillion of cross-border custody assets. New business growth in cash management drove global payment services fees to $287 million, up 10%, reflecting continued success of CA$H-Register Plus(registered trademark), the Company's internet-based electronic banking service. Foreign exchange and other trading revenues were $338 million, up 30% from 2000, reflecting a strong demand for interest rate risk management products driven by declining interest rates and higher volatility in 2001. Private client services and asset management fees were $308 million, up 4% compared with $296 million in 2000. The Company's continued focus on fee-based businesses resulted in noninterest income growing to 68% of total revenue, up from 64% last year.

     In 2001, the WTC disaster resulted in a disruption of the markets, including payment and securities processing, which affected both the Company and other market participants. In addition, significant levels of liquidity were injected into the markets immediately following the disaster. These factors resulted in excess liquidity which could not be invested and unsettled trades at the Company, causing a drop in net interest income and a temporary expansion of the Company's balance sheet. The Company's 2001 performance ratios reflect this temporary expansion. The 1999 ratios reflect the gain on the sale of BNYFC.

     In 2001, return on average common equity was 21.58% compared with 26.08% in 2000 and 34.00% in 1999, while return on average assets was 1.64% in 2001 compared with 1.85% in 2000 and 2.60% in 1999.

     Tangible diluted earnings per share (earnings before the amortization of goodwill and intangibles) were $1.91 per share in 2001 compared with $2.03 per share in 2000 and $2.37 per share in 1999. Tangible return on average assets was 1.78% in 2001 compared with 2.00% in 2000 and 2.78% in 1999. Tangible return on average common equity was 33.42% in 2001 compared with 40.00% in 2000 and 50.23% in 1999. The decreased tangible ratios in 2001 reflect the WTC impact and accelerated disposition program for emerging telecom credits.

     In 2000, securities servicing fee revenues were up 33% to $1,650 million reflecting particular strength in global custody, depositary receipts ("DRs"), unit investment trust ("UIT"), and mutual funds as well as global execution and clearing services. Fee revenue also benefited from the acquisition of the Royal Bank of Scotland Trust Bank ("RBSTB") on October 31, 1999. Private client services and asset management fees were up 21% to $296 million, led by strong business flows in the BNY Hamilton Funds, as well as by the acquisitions of Ivy Asset Management Corp. and Estabrook Capital Management, Inc. Increased cross-selling within the securities servicing client franchise and rapid growth in the Company's foreign exchange e-commerce initiative drove foreign exchange and other trading revenues up 38% to $261 million in 2000 compared with $189 million in 1999. Net interest income on a taxable equivalent basis was $1,811 million in 2000 compared with $1,633 million in 1999, benefiting from the acquisition of RBSTB, which brought approximately $10 billion in highly liquid, short-term assets and liabilities. The provision for credit losses decreased to $105 million from $135 million in 1999.

     In 1999, securities servicing revenues were up 24% reaching $1,245 million, reflecting particular strength in global custody, mutual funds, securities lending, DRs, and execution services. Private client services and asset management fees were up 17% to $244 million in 1999, led by strong results from personal trust, personal asset management, and retail investment products. Higher transaction flows in the Company's European securities servicing business drove foreign exchange and other trading revenues up 12% to $189 million in 1999 compared with $170 million in 1998. In 1999, net interest income on a taxable equivalent basis was $1,633 million compared with $1,614 million in 1998. The provision for credit losses increased to $135 million from $20 million and the Company recorded a liquidity charge to noninterest income of $124 million associated with the decision to exit a portfolio of credits on an accelerated basis.

NONINTEREST INCOME

Noninterest income is provided by a wide range of securities servicing, global payment services, private client services and asset management, trading activities and other fee-based services. Revenues from these activities were $3,540 million in 2001, compared with $3,109 million in 2000 and $3,493 million in 1999.

     Securities servicing fees were $1,750 million, $1,650 million, and $1,245 million in 2001, 2000, and 1999. The 6% increase in securities servicing fees from 2000 reflects growth in execution services, corporate trust, broker-dealer services, and global liquidity services. Global payment services fees, principally funds transfer, cash management, and trade finance, were $287 million in 2001, $261 million in 2000, and $274 million in 1999. The increase in global payment services fees from 2000 reflects continued success of CA$H-Register Plus(registered trademark), the Company's internet-based electronic banking service, as well as customers electing to pay for services in fees rather than maintaining higher compensating balances in a declining interest rate environment.

     Private client services and asset management fees were $308 million in 2001, $296 million in 2000, and $244 million in 1999. The 4% increase from 2000 reflects strength in alternative investment and short-term money market product lines.

     Service charges and fees were $356 million in 2001, compared with $364 million in 2000 and $338 million in 1999. For further discussion of fee revenue, see Segment Profitability.

     Foreign exchange and other trading revenues were $338 million in 2001, $261 million in 2000, and $189 million in 1999. The 30% increase from the prior year reflects continued strong demand for interest rate risk management products driven by declining interest rates and higher volatility during 2001. Strong foreign exchange transaction flows from the Company's securities servicing clients also contributed to the increase.

     Securities gains totaled $154 million, $150 million, and $199 million in 2001, 2000, and 1999.

     Other noninterest income was $347 million in 2001, $127 million in 2000, and $1,004 million in 1999. In 2001, other income includes $175 million insurance recovery related to the WTC disaster and $43 million gain on the sale of the Company's interest in New York Cash Exchange ("NYCE"). In 2000, other income includes a $26 million payment associated with the termination of a securities clearing contract. In 1999, other noninterest income included a $1,020 million pre-tax gain on the sale of BNYFC and $124 million liquidity charge on loans available-for-sale.

NET INTEREST INCOME

(Dollars in millions on a
 tax equivalent basis)                      2001          2000         1999
----------------------                      ----          ----         ----
Net Interest Income                       $1,741        $1,811       $1,633
Net Interest Rate Spread                    1.89%         1.85%        2.07%
Net Yield on Interest Earning Assets        2.57          2.79         2.91

For 2001, net interest income on a taxable equivalent basis amounted to $1,741 million compared with $1,811 million in 2000. The decline in net interest income in 2001 reflects several factors. First, the WTC disaster resulted in a disruption of markets, including payment and securities processing, which affected both the Company and other market participants. In addition, significant levels of liquidity were injected into the markets immediately following the disaster. These factors resulted in excess liquidity which could not be invested and unsettled trades at the Company, causing a drop in net interest income and a temporary expansion of the Company's balance sheet. Second, the decline reflects the Company's ongoing strategy to shift the mix of its assets away from loans to highly rated investment securities and short-term liquid assets. Lastly, the decline also results from the lower value of free funds in a declining interest rate environment. Average earning assets were $67.7 billion up from $64.9 billion in 2000. Average loans were $38.8 billion in 2001 compared with $39.3 billion in 2000. Average securities were $18.6 billion in 2001 up from $15.8 billion in 2000. The Company added approximately $6 billion of mortgage and asset backed securities to its securities portfolio in 2001. Substantially all of these securities are rated AAA. The net interest rate spread was 1.89% in 2001 compared with 1.85% in 2000, while the net yield on interest earning assets was 2.57% in 2001 and 2.79% in 2000.

     For 2000, net interest income on a taxable equivalent basis amounted to $1,811 million compared with $1,633 million in 1999. Average earning assets were $64.9 billion up from $56.2 billion in 1999. The increase in average assets is primarily attributable to the acquisition of RBSTB. Average loans were $39.3 billion in 2000 compared with $38.9 billion in 1999. The net interest rate spread was 1.85% in 2000 compared with 2.07% in 1999, while the net yield on interest earning assets was 2.79% in 2000 and 2.91% in 1999. The expansion of the Company's securities servicing, global payment services, and asset management businesses continued to generate increased levels of deposits. These additional deposits were invested in high quality liquid assets which increased net interest income, although lowering the net interest rate spread and net yield.

     For 1999, net interest income on a taxable equivalent basis amounted to $1,633 million. Average earning assets were $56.2 billion, up from the prior year reflecting growth in highly liquid, lower yielding assets generated by the Company's securities servicing businesses and the acquisition of RBSTB. Average loans increased to $38.9 billion in 1999. Growth in the loan portfolio was partially offset by the sale of BNYFC. The net interest rate spread was 2.07% in 1999, while the net yield on interest earning assets was 2.91%. The increase in net interest income and the decline in the spread and yield from the prior year was principally caused by growth in highly liquid but lower yielding assets. The yield was also impacted by the Company's stock buyback program.

     Interest income would have been increased by $9 million, $9 million, and $8 million if loans on nonaccrual status at December 31, 2001, 2000, and 1999 had been performing for the entire year.

NONINTEREST EXPENSE AND INCOME TAXES

Total noninterest expense was $2,788 million in 2001, $2,510 million in 2000, and $2,107 million in 1999. Salaries and employee benefits increased 7% to $1,588 million in 2001. In 2001, net occupancy and furniture and fixture expenses increased by a combined $118 million to $410 million. This increase primarily reflects the expenses associated with the WTC disaster including the repair of damaged facilities, replacement equipment, replacement furniture and fixtures and the outfitting of new leased space. Other expenses increased by 8% in 2001 to $790 million which reflects higher operating expenses associated with acquisitions, investments in technology, and volume-related expenses. Technology spending was $588 million in the year 2001, up 19% from $493 million in 2000 and $400 million in 1999. Technology spending was 21% of total expenses in 2001 compared with 20% in 2000 and 19% in 1999.

     Total noninterest expense increased 19% in 2000 compared with 1999. The increase in expenses in 2000 was attributable to acquisitions, technology investment, and variable costs associated with increased trading volumes. Salaries and employee benefits increased 19% to $1,488 million in 2000. Net occupancy and furniture and fixture expenses increased by a combined $31 million to $292 million. Other expenses increased by 23% in 2000 to $730 million.

     The efficiency ratio was 54.8% in 2001 compared with 52.5% in 2000 and 42.8% in 1999. The computation of the efficiency ratio includes the gain on the sale of BNYFC in 1999. The increase in the efficiency ratio reflects expenses associated with the WTC disaster.

     The Company's consolidated effective tax rates for 2001, 2000, and 1999 were 34.7%, 36.5%, and 38.7%. The 2001 rate reflects tax benefits associated with the WTC disaster. The 2000 rate reflects lower state and local taxes compared to 1999 and higher tax exempt income. The 1999 rate reflects fewer tax benefits from leasing activities and the impact of the sale of BNYFC.

CRITICAL ACCOUNTING POLICIES

The Company's significant accounting policies are described in the "Notes to Consolidated Financial Statements" under "Summary of Significant Accounting and Reporting Policies". Two of the Company's more critical accounting policies are those related to the allowance for credit losses and to the valuation of derivatives and securities where quoted market prices are not available. In addition to the "Summary of Significant Accounting and Reporting Policies" footnote, further information on policies related to the allowance for credit losses can be found under "Asset Quality and Allowance for Credit Losses" in the Management's Discussion and Analysis of the Company's Financial Condition and Results of Operations (MD&A). Further information on the valuation of derivatives and securities where quoted market prices are not available can be found under "Market Risk Management" and "Trading Activities and Risk Management" in the MD&A section and in "Fair Value of Financial Instruments" in the "Notes to Consolidated Financial Statements".

ALLOWANCE FOR CREDIT LOSSES

The allocated portion of the allowance for credit losses is principally determined using an expected loss model driven by Probability of Default and Loss Given Default ratings. Ratings are assigned after analyzing the credit quality of each Borrower and the collateral/structure of each individual asset. These ratings are periodically compared to internal company and external rating agency default and loss databases to ensure consistency. Other factors used in establishing the allocated portion of the allowance include forecasts of future cash flows and maturity.

     The Company's unallocated allowance is based on management's judgement. Factors that influence this judgement include:

   -  Economic conditions, including duration of the current cycle
   -  Past experience, including recent loss experience
   -  Credit quality trends
   -  Collateral values
   -  Volume, composition, and growth of the loan portfolio
   -  Specific credits and industry conditions
   -  Results of bank regulatory and internal credit exams
   -  Actions by the Federal Reserve Board
   - Delay in receipt of information to evaluate loans or confirm existing credit deterioration

     To the extent actual results differ from forecasts or management's judgment the allowance for credit losses may be greater or less than future charge-offs.

VALUATION OF DERIVATIVES AND SECURITIES WHERE QUOTED MARKET PRICES ARE NOT
 AVAILABLE

When quoted market prices are not available, derivatives and securities values are determined based on discounted cash flow analysis, comparison to similar instruments, and the use of financial models. Discounted cash flow analysis is dependent upon estimated future cash flows and the level of interest rates. Model-based pricing uses inputs of observable prices for interest rates, foreign exchange rates, option volatilities and other factors. Models are benchmarked and validated by external parties.

     These valuation methods could expose the Company to materially different results should the models used or underlying assumptions be inaccurate. See "Use of Estimates" in the footnote "Summary of Significant Accounting and Reporting Policies".

LIQUIDITY

The Company maintains its liquidity through the management of its assets and liabilities, utilizing worldwide financial markets. The diversification of liabilities reflects the Company's efforts to maintain flexibility of funding sources under changing market conditions. Stable core deposits, including demand, retail time, and trust deposits from processing businesses, are generated through the Company's diversified network and managed with the use of trend studies and deposit pricing. The use of derivative products such as interest rate swaps and financial futures enhances liquidity by enabling the Company to issue long-term liabilities with limited exposure to interest rate risk. Liquidity also results from the maintenance of a portfolio of assets which can be easily sold and the monitoring of unfunded loan commitments, thereby reducing unanticipated funding requirements. Liquidity is managed on both a consolidated basis and also at The Bank of New York Company, Inc. Parent Company ("Parent").

     On a consolidated basis, non-core sources of funds such as money market rate accounts, certificates of deposits greater than $100,000, federal funds purchased and other borrowings were $12.6 billion and $11.0 billion on an average basis in 2001 and 2000. Stable foreign deposits, primarily from the Company's European based securities servicing business, increased on average to $27.9 billion from $27.6 billion in 2000. Savings and other time deposits were $9.5 billion on an average basis compared to $9.6 billion in 2000. A significant reduction in the Company's securities businesses would reduce its access to foreign deposits.

     The Company has entered into three modest securitization transactions. See Note 6 to the Consolidated Financial Statements. These transactions have not had a significant impact on the Company's liquidity or capital.

     The Parent has five major sources of liquidity: dividends from its subsidiaries, a line of credit with The Bank of New York ("The Bank"), the commercial paper market, a revolving credit agreement with third party financial institutions, and access to the capital markets.

     At January 1, 2002, the amount of dividends The Bank could pay to the Parent and remain in compliance with federal bank regulatory requirements was $483 million. This dividend capacity would increase in 2002 to the extent of net income less dividends. Nonbank subsidiaries of the Parent have liquid assets of approximately $1 billion. These assets could be liquidated and the proceeds delivered by dividend or loaned to the Parent.

     The Company has a line of credit with The Bank, which is subject to limits imposed by federal banking law. At December 31, 2001, the Parent could use the subsidiaries' liquid securities as collateral to allow it to borrow $533 million rather than liquidate the securities and loan or dividend the proceeds to the Parent and remain in compliance with federal banking regulations. Borrowings at December 31, 2001 were $24 million.

     Restrictions on the ability of the Company to obtain funds from its subsidiaries are discussed in Note 10 to the Consolidated Financial Statements.

     In 2001, the Parent's average commercial paper borrowings were $331 million compared with $218 million in 2000. Commercial paper outstandings were $333 million and $266 million at December 31, 2001 and 2000.

     The Company has back-up lines of credit of $350 million at financial institutions. This line of credit matures in 2002. The Parent expects to enter into a replacement line of credit on or before the maturity.

     The Company also has the ability to access the capital markets. The Company has a shelf registration statement with a remaining capacity of $765 million of debt, preferred stock, preferred trust securities, or common stock. Access to the capital markets is partially dependent on the Company's credit ratings, which as of February 28, 2002 were as follows:

                                                              The Bank of
               Parent         Parent        Parent Senior     New York
               Commercial  Subordinated       Long-Term       Long-Term
               Paper       Long-Term Debt       Debt          Deposits
               ----------- ---------------  ---------------   ------------
Standard &        A-1           A                A+               AA-
 Poor's

Moody's           P1            A1               Aa3              Aa2

Fitch             F1+           A+               AA-              AA

     The Parent's major uses of funds are payment of principal and interest on its borrowings, acquisitions, and additional investment in its subsidiaries.

     The Parent has $932 million of long-term debt that becomes due in 2002. In addition, the Parent has the option to call $410 million of debt in 2002 and will call and refinance if market conditions are favorable. The Parent expects to refinance any debt it repays by issuing a combination of senior and subordinated debt.

     The Company has $400 million of trust preferred securities that are callable in 2002. These securities qualify as Tier 1 Capital. The Company has not yet decided if it will call these securities. The decision to call will be based on interest rates and the availability of cash and capital at the call date. If the Company calls the trust preferred securities, it expects to replace them with new trust preferred securities or senior or subordinated debt.

     Double leverage is the ratio of investment in subsidiaries divided by the Company's consolidated equity plus trust preferred securities. The Company's double leverage ratio at December 31, 2001 and 2000 was 99.23% and 99.11%. The Company's target double leverage ratio is a maximum of 120%. The double leverage ratio is monitored by regulators and rating agencies and is an important constraint on the Company's ability to invest in its subsidiaries to expand its businesses.

     The following comments relate to the information disclosed in the Consolidated Statements of Cash Flows.

     Earnings and other operating activities provided $6.0 billion in 2001, compared with $2.2 billion used in 2000 and $1.0 billion used in 1999. The changes in cash flows from operations in 2001, 2000 and 1999 were principally the result of changes in trading activities.

     In 2001, cash used by investing activities was $6.5 billion as compared to $1.4 billion provided by investing activities in 2000 and $1.1 billion used by investing activities in 1999. In 2001, cash was used to increase the Company's investment securities portfolio, which is part of an ongoing strategy to shift the Company's asset mix from loans towards highly rated investment securities and short-term liquid assets. The cash provided in 2000 came from fewer deposits in banks as well as a decline in loans. In 1999, additions to loans, interest-bearing deposits in banks, and federal funds sold and securities purchased under resale agreements were partially offset by the sale of BNYFC.

     Cash provided by financing activities was $0.4 billion, $0.6 billion, and $1.3 billion in 2001, 2000, and 1999. In 2001, 2000, and 1999, financing activities included cash to buy back the Company's common shares, and pay dividends, and provided cash through the issuance of long-term debt. Federal funds purchased and securities sold under repurchase agreements were a net source of funds in 2001 and a net use of funds in 2000 and 1999. The Company used deposits to finance its investing activities in 2000 and 1999.

COMMITMENTS AND OBLIGATIONS

     The Company has contractual obligations to make cash payments as indicated in the table below. Excluded from the table are deposits, other borrowings, and trade payables which are primarily due within one year.

(Dollars in millions)                 Payments Due by Period
Contractual                        Less than     1-5     After
Obligations               Total     1 year      years   5 Years
----------------         ------    ---------- --------  -------
Long-Term Debt           $4,976     $  932     $1,008    $3,036

Operating Leases-Core       552         90        260       202

Operating Leases
 - WTC Disaster Related     419         43        138       238
                         ------     ------     ------    ------
Total Contractual
 Cash Obligations        $5,947     $1,065     $1,406    $3,476
                         ======     ======     ======    ======

     In the aftermath of the WTC disaster, the Company leased temporary space for employees to use until their regular workplaces become available. In 2002, the Company anticipates all its facilities will return to use and temporary space will be sublet. The Company believes any loss on subleases will be covered by its insurance.

     The Company has issued commitments related to its various businesses as indicated in the table below:

(Dollars in millions)                          Amount of Commitment
                                               Expiration Per Period
Other Commercial         Total Amounts   Less Than     1-5      Over
Commitments              Committed       1 Year       Years    5 Years
-----------------        --------------  ----------  -------   -------
Commercial Lending        $ 45,773       $ 21,709    $18,697   $5,367
 Commitments

Standby Letters
 Of Credit                   8,459          6,949      1,507        3

Commercial Letters
 Of Credit                     946            873         70        3

Securities Lending
 Indemnifications          107,134        107,134          -        -

Standby Bond
 Purchase Agreements         2,800          2,800          -        -

Contingent Acquisitions
 Payments                      176             51        125        -

Venture Capital
 Commitments                   239             26        205        8
                          --------       --------    -------   ------
Total Commitments         $165,527       $139,542    $20,604   $5,381
                          ========       ========    =======   ======

     The Company expects many of these commitments to expire without the need to advance any cash. Advances under securities lendings indemnification and standby bond purchase agreements would be secured by collateral.

CAPITAL RESOURCES

Shareholders' equity was $6,317 million at December 31, 2001, compared with $6,152 million at December 31, 2000 and $5,143 million at December 31, 1999. During 2001, the Company retained $817 million of earnings, issued $175 million of medium-term notes qualifying as Tier 2 capital, increasing long-term debt to $4,976 million from $4,536 million. The increased long-term debt replaces subordinated debt ceasing to qualify as Tier 2 capital, and issued $460 million of senior debt. The Company called $240 million of medium-term notes in 2001. The Company also repurchased 19 million common shares for $854 million. In January 2002, the Company increased its quarterly common stock dividend to 19 cents per share, up 6% from the beginning of 2001. The Company has a shelf registration statement with a remaining capacity of $765 million of debt, preferred stock, preferred trust securities, or common stock.

     Regulators establish certain levels of capital for bank holding companies and banks, including the Company and the Bank, in accordance with established quantitative measurements. In order for the Company to maintain its status as a financial holding company, the Bank must qualify as well capitalized. In addition, major bank holding companies such as the Company are expected by the regulators to be well capitalized. As of December 31, 2001 and 2000, the Company and the Bank were considered well capitalized on the basis of the ratios (defined by regulation) of Total and Tier 1 capital to risk-weighted assets and leverage (Tier 1 capital to average assets), which are shown as follows:


                  December 31, 2001      December 31, 2000
                ---------------------  ---------------------               Well       Adequately
                                                              Company   Capitalized   Capitalized
                   Company     Bank       Company     Bank    Targets   Guidelines    Guidelines
                   -------     ----       -------    ------   -------   -----------   -----------
Tier 1*              8.11%     7.94%        8.60%     8.03%     7.75%        6%            4%
Total Capital**     11.57     11.75        12.92     11.60     11.75        10             8
Leverage             6.70      6.50         7.49      6.91      7.00         5            3-5
Tangible Common
  Equity             5.36      6.38         5.78      6.96    5.25-6.00

* Tier 1 capital consists, generally, of common equity and certain qualifying preferred stock, less goodwill.
**Total Capital consists of Tier 1 capital plus Tier 2 capital. Tier 2 capital consists, generally, of certain qualifying preferred stock and long-term debt and a portion of the loan loss allowance.

     If a bank holding company or bank fails to qualify as "adequately capitalized", regulatory sanctions and limitations are imposed.

     In 2000, the Company retained $946 million of earnings and issued $265 million of medium-term notes, increasing long-term debt to $4,536 million from $4,311 million. The increased long-term debt replaces subordinated debt ceasing to qualify as Tier 2 capital. The Company also repurchased 10 million common shares for $454 million. In October 2000, the Company increased its quarterly common stock dividend to 18 cents per share, up 13% from the beginning of 2000.

     In 1999, the Company retained $1,302 million of earnings and issued $200 million of preferred trust securities. The Company also issued $300 million of subordinated notes and $631 million of medium-term notes, increasing long-term debt to $4,311 million from $3,386 million. The increased long-term debt supports assets acquired in the RBSTB acquisition and replaces subordinated debt ceasing to qualify as Tier 2 capital. The Company also repurchased 44 million common shares for $1.6 billion. In October 1999, the Company increased its quarterly common stock dividend to 16 cents per share, up 14% from the beginning of 1999.

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

- In 1999, the Company exited $4 billion in asset based lending exposures and $1 billion of non-strategic credit exposures.

- In the last two years, credit commitments and loans outstandings to non-financial companies have been reduced by $8.2 billion and $3.5 billion, respectively.

- In 2001, the Company created an accelerated loan disposition program for 24 emerging telecommunications companies exposures and one energy trading company credit totaling $758 million with related outstandings of $488 million.

- As part of the Company's consistent, long-term strategy to emphasize fiduciary securities servicing and cash processing services, the Company's credit exposure to the financial services sector, a big user of these services, has increased. Financial services companies outstandings now represent 27% of the total portfolio. These exposures tend to be lower-risk secured liquidity facilities to investment grade companies. This shift has helped increase the percentage of credits with an investment grade-equivalent rating from 52% of the total in 1997 to 72% at December 31, 2001.

- Of the credits with a rating equivalent to non-investment grade, 44% of these credits mature in less than one year.

     Loan commitments were $45.8 billion at December 31, 2001 down from $47.7 billion at December 31, 2000. These unused commitments are primarily to high quality borrowers in the special industries, financial services companies, and U.S. geographic divisions.

     Total loans at year end 2001 were $35.7 billion down from $37.5 billion two years ago. The components of the loan portfolio are detailed below:

Loan Portfolio
----------------
(Dollars in billions)            12/31/01      12/31/00      12/31/99
                                 ---------     ---------     ---------
Retail/Private Banking           $  5.3        $  5.1        $  4.8
Large-ticket leasing                5.0           4.4           3.9
Commercial real estate              2.4           2.6           2.6

Financial services companies        9.6   27%     7.8   22%     9.3   25%

Non-financial companies
  Media and telecom                 4.1           4.8           4.2
  Other special industries          3.4           4.2           4.7
  U.S. geographic                   3.3           4.5           5.1
  Regional commercial               2.6           2.9           2.9
                                -------        ------        -------
       Sub-total                 $ 13.4   38%  $ 16.4   45%  $ 16.9   45%
                                -------        ------        -------
Total                            $ 35.7        $ 36.3        $ 37.5
                                 ======        ======        ======

     The Company's most significant concentrations of credit risk are to the financial services sector and the media and telecommunications sector. Within the Company's specialized group that focuses on the financial services sector, the primary exposures are to the securities firms, investment companies, the insurance industry, fund managers, mutual funds, banks, and others. Loans outstanding to financial service companies were $9.6 billion at December 31, 2001 compared with $7.8 billion in 2000.

     The media and telecommunications sector is the second largest specialized group in terms of outstandings. Excluding loans available for sale, the portfolio is composed as follows:

Media And Telecom Portfolio
---------------------------
(Dollars in millions)
                                            12/31/01
                                    Loans    %     # Borrowers
                                   ---------------------------
Broadcasting and publishing        $1,027   27%         69
Entertainment and programming         909   24%         30
Cable TV                              851   22%         18
All other                             213    6%         17
                                   ------   ----      ----
     Total Media                   $3,000   79%        134
Telecommunications                    793   21%         37
                                   ------  ----       ----
     Total                         $3,793  100%        171
                                   ======  ====        ===

     Almost 80% of the Company's portfolio is in traditional media segments of broadcasting, publishing, programming, and cable TV. The balance is to established telecommunications companies. The portfolio is well diversified with a high degree of granularity across 171 borrowers.

     The Company's outstandings to retail and private banking customers, including residential real estate loans, its leasing assets, and its commercial real estate lending each exceed 5% of the loan portfolio.

     The Company's retail and private banking loans consist of $3.4 billion of secured loans backed by real estate, and $1.9 billion of unsecured credit lines to high quality borrowers. The Company has had limited loss experience and good returns in this area.

     The leasing portfolio consists of $5 billion of exposures backed by well-diversified assets, primarily large-ticket transportation equipment. The largest component is rail, consisting of both passenger and freight trains. Assets are both domestic and foreign-based, with primary concentrations in the United States and European countries. The Company utilizes this portfolio as part of its tax cash flow management and has generated attractive risk-adjusted after-tax returns. The Company engaged in certain types of structured leasing transactions prior to mid-1999 that the IRS has indicated it intends to challenge. The Company believes that it will prevail in any challenge to these transactions, based upon the statutes, regulations and case law in place at the time.

    The Company's commercial real estate lending includes $0.9 billion of office buildings, $0.8 billion of residential and $0.7 billion of retail and other. This portfolio is largely focused on the metropolitan New York area.

     The Company is active in the international markets, particularly in areas associated with securities servicing and trade finance. These activities result in outstandings to foreign institutions of $3.3 billion and $3.2 billion at December 31, 2001 and 2000. The Company's modest cross-border exposure to emerging markets is detailed in its Form 10-K. No significant changes in trends occurred in the foreign portfolio in 2001.

     Further details of the Company's outstandings are detailed later under "Loans". In addition, the Company's retail, community, and regional commercial banking operations in the New York metropolitan area create a significant geographic concentration.

     In 2001, the Company created an accelerated loan disposition program for 24 emerging market telecommunications companies exposures and one energy trading credit totaling $758 million with related outstandings of $488 million. At December 31, 2001, loans available for sale had exposures of $445 million and outstandings of $197 million. The Company plans to substantially dispose of these assets in 2002. These assets are marked to the lower of cost or market with gains or losses reported in other income.

     Nonperforming assets increased by $29 million or 15% to $222 million at December 31, 2001. The increase in nonperforming assets during 2001 is attributable to deterioration in credit quality, particularly in emerging telecommunications companies credits, which resulted in moving $595 million of loans to nonperforming status. The increase was largely offset by charge-offs and writedowns of $327 million and paydowns, sales, and returns to accrual status of $240 million.

     The following table shows the distribution of nonperforming assets at December 31, 2001 and 2000:

Dollars in millions                     2001        2000        Change
-------------------                     ----        ----        ------
Category of Loans:
 Other Commercial                       $138        $113          $ 25
 Foreign                                  64          48            16
 Regional Commercial                      18          28           (10)
                                        ----        ----          ----
    Total Nonperforming Loans            220         189            31
Other Real Estate                          2           4            (2)
                                        ----        ----          ----
    Total Nonperforming Assets          $222        $193          $ 29
                                        ====        ====          ====

Nonperforming Asset Ratio                0.6%        0.5%
Allowance/Nonperforming Loans          280.0       325.6
Allowance/Nonperforming Assets         277.6       319.6

     Nonperforming loans are expected to rise given likely economic softness in 2002. As a result, the Company anticipates that the allowance will not decline in 2002.

     Net charge-offs were $375 million in 2001, $84 million in 2000, and $137 million in 1999. Net charge-offs increased in 2001 primarily due to emerging telecommunications companies loans and an energy trading company loan. In 2000, net charge-offs were primarily related to commercial loans. Net charge-offs in 1999 were primarily related to the decision to accelerate the disposition of certain loans, as well as higher charge-offs in the Company's asset based lending businesses.

     The provision for credit losses was $375 million in 2001, compared with $105 million in 2000 and $135 million in 1999. The increase in the provision in 2001 primarily reflects the accelerated disposition program related to emerging telecommunications companies credits, the loss on the energy trading credit, and the general deterioration in credit quality in 2001. The decrease in the provision in 2000 compared with 1999 reflects the 1999 decision to accelerate the disposition of $1 billion of credit exposures as well as the sale of BNYFC, which had almost $4 billion of credit exposure, helped reduce the Company's exposure to deteriorating credits in 2000. Second, the 1999 provision reflects higher charge-offs in the Company's asset based lending businesses. And lastly, 2000 reflects a decrease in total loans.

     The total allowance for credit losses was $616 million at year-end 2001 and 2000. The ratio of the total allowance for credit losses to year-end loans was 1.72% and 1.70% at December 31, 2001 and 2000. Loans at December 31, 2001 were $35.7 billion compared with $36.3 billion at the prior year-end. Average loans decreased to $38.8 billion in 2001 from $39.3 billion in 2000. The allowance remained flat in 2001 compared with 2000 reflecting deteriorating asset quality, as evidenced by increasing nonperforming assets offset by the decline in loans and the shift in the composition of credit exposure towards the financial services sector and away from higher risk general corporate lending.

     The Company's allowance at year-end equated to approximately 2.9 times the average charge-offs for the last three years and 3.1 times the average net charge-offs for the same three-year period. Because historical charge-offs are not necessarily indicative of future charge-off levels, the Company also gives consideration to other risk indicators when determining the appropriate allowance level.

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

     The third element - pass rated credits - is based on the Company's expected loss model. Borrowers are assigned to pools based on their credit ratings. The expected loss for each loan in a pool incorporates the borrower's credit rating, loss given default rating and maturity. The credit rating is dependent upon the borrower's probability of default. The loss given default incorporates a recovery expectation. Borrower and loss given default ratings are reviewed semi-annually at minimum and are periodically mapped to third party, including rating agency, default and recovery data bases to ensure ongoing consistency and validity. Commercial loans over $1 million are individually analyzed before being assigned a credit rating. All current consumer loans are included in the pass rated consumer pools.

     The fourth element - the unallocated allowance - is based on management's judgment regarding the following factors:

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

     During 2001, the Company significantly revised both its credit rating system and the loss factors assigned to specific risk pools. The prior credit rating system had 10 grades while the new system has 18 grades more closely aligning it with the rating systems used by the credit rating agencies. The new loss factors are based on publicly available data adjusted for management's judgment. The impact of the new loss factor was to increase the allowance associated with lower rated pass credits while decreasing the allowance associated with higher rated pass credits and commitments.

     Based on an evaluation of these four elements, including individual credits, historical credit losses, and global economic factors, the Company has allocated its allowance for credit losses as follows:

                          2001     2000     1999     1998     1997
                          ----     ----     ----     ----     ----
Domestic
  Real Estate                6%       3%       4%       3%       4%
  Commercial                75       76       78       74       64
  Consumer                   1        1        -        1        1
Foreign                      7       11       12       11        7
Unallocated                 11        9        6       11       24
                          ----     ----     ----     ----     ----
                           100%     100%     100%     100%     100%
                          ====     ====     ====     ====     ====

     In 2001, the allowance for impaired credits, the allowance for higher risk credits, and the unallocated allowance increased. This was offset by a decline in the allowance for pass rated credits. The increase in the allowance for impaired and higher risk credits reflects the increase in the amount of loans in these categories. The increase in the unallocated allowance is attributable to the deterioration in the economy and negative credit quality trends. The decrease in the allowance for pass rated credits reflects the decline in the loan portfolio as well as a shift in the loan portfolio towards the financial sector and away from higher risk general corporate lending.

     Such an allocation is inherently judgmental, and the entire allowance for credit losses is available to absorb credit losses regardless of the nature of the loss.

LOANS

The following table shows the Company's loan distribution at the end of each of the last five years:

In millions                                2001      2000      1999      1998      1997
-----------                                ----      ----      ----      ----      ----
Domestic
Commercial and Industrial Loans(1)      $11,649   $13,803   $14,400   $13,626   $12,585
Less: Unearned Income on Commercial
  and Industrial Loans                      (16)      (18)      (14)      (26)      (36)
Real Estate Loans
  Construction and Land Development         434       357       275       271       208
  Other, Principally Commercial
    Mortgages                             2,501     2,664     2,771     2,691     2,669
  Collateralized by Residential
    Properties                            3,050     3,049     2,999     3,010     3,091
Banks and Other Financial
  Institutions                            2,075     2,014     1,788     1,788     1,899
Loans for Purchasing or Carrying
  Securities                              4,033     2,697     3,865     3,612     3,479
Lease Financings                          3,576     3,092     2,870     2,566     1,953
Less: Unearned Income on
  Lease Financings                       (1,026)     (880)     (880)     (856)     (651)
Consumer Loans                            1,803     1,792     1,610     1,243     1,197
Less: Unearned Income on Consumer Loans     (21)      (18)      (18)      (13)      (16)
Asset Based Lending                           -         -         -     2,007     1,844
Other                                       427       448       606       420       341
                                        -------   -------   -------   -------   -------
    Total Domestic                       28,485    29,000    30,272    30,339    28,563
                                        -------   -------   -------   -------   -------
Foreign
Commercial and Industrial Loans(1)        2,390     3,025     3,451     3,349     2,872
Less: Unearned Income on Commercial
  and Industrial Loans                        -        (2)       (5)       (3)       (7)
Banks and Other Financial
  Institutions                            2,060     1,761     1,703     1,476     1,756
Lease Financings                          5,271     4,827     3,483     3,174     2,488
Less: Unearned Income on
  Lease Financings                       (2,810)   (2,520)   (1,550)   (1,472)   (1,205)
Government and Official Institutions        224       134       153       192       110
Asset Based Lending                           -         -         -     1,310       453
Other                                       127        36        40        21        97
                                        -------   -------   -------   -------   -------
    Total Foreign                         7,262     7,261     7,275     8,047     6,564
                                        -------   -------   -------   -------   -------
Less: Allowance for Credit Losses          (616)     (616)     (595)     (636)     (641)
                                        -------   -------   -------   -------   -------
    Net Loans                           $35,131   $35,645   $36,952   $37,750   $34,486
                                        =======   =======   =======   =======   =======

(1) The commercial and industrial loan portfolio does not contain any industry concentration which exceeds 10% of loans.


MARKET RISK MANAGEMENT

Market risk is the risk of loss due to adverse changes in the financial markets. Market risk arises from derivative financial instruments, such as futures, forwards, swaps and options, and other financial instruments, such as loans, securities, deposits, and other borrowings. The Company's market risks are primarily interest rate and foreign exchange risk, as well as credit risk. The Company does not trade in non-exchange traded commodity contracts.

     The Company's risk management process begins with oversight by the Board of Directors, who periodically review risk management policies and controls and approve aggregate levels of risk. The Company's market risk governance structure includes two committees comprised of senior executives who review market risk activities, risk measurement methodologies and risk limits, approve new products, and provide direction for the Company's market risk profile. The Asset/Liability Management Committee oversees the market risk management process for interest rate risk related to asset/liability management activities. The Market Risk Management Committee oversees the market risk management process for trading activities including foreign exchange risk. Both committees are supported by a comprehensive risk management process that is designed to identify, measure, and manage market risk, as discussed under "Trading Activities and Risk Management" and "Asset/Liability Management" below and in footnote 12 to the Company's Consolidated Financial Statements.

TRADING ACTIVITIES AND RISK MANAGEMENT

The Company's trading activities are oriented primarily towards acting as a market maker for the Company's customers. The risk from these market making activities and from the Company's own positions is managed by the Company's traders and limited in total exposure as described below.

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

     The following table indicates the calculated VAR amounts for the trading portfolio for the years ending December 31, 2001 and 2000. During 2001, the daily trading loss exceeded the calculated VAR amounts on 2 days.

(In millions)                    2001                                 2000
                  -----------------------------------  -----------------------------------
Market Risk       Average  Minimum  Maximum  12/31/01  Average  Minimum  Maximum  12/31/00
-----------       -------  -------  -------  --------  -------  -------  -------  --------
Interest Rate      $4.8     $2.6     $ 7.7      $5.0    $4.4     $2.7     $ 6.6      $3.3
Foreign Exchange    1.4      0.6       3.1       1.2     1.6      0.9       3.8       1.2
Diversification    (2.0)      NM        NM      (1.6)   (0.5)      NM        NM      (1.6)
Overall Portfolio   4.2      2.3       7.1       4.6     5.5      2.5       8.8       2.9

NM - Because the minimum and maximum may occur on different days for different risk components, it is not meaningful to compute a portfolio diversification effect.

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

     The Company evaluates the effect on earnings by running various interest rate shock scenarios up and down from a baseline scenario which assumes no changes in interest rates. These scenarios are reviewed to examine the impact of large interest rate movements. Interest rate sensitivity is quantified by calculating the change in pre-tax net interest income between the scenarios over a 12 month measurement period. The measurement of interest rate sensitivity is the percentage change in net interest income calculated by the model under the shock up 100 basis points in short-term rates and up 50 basis points in long-term rates versus the baseline scenario and under the shock down 100 basis points in both short and long-term rates versus the baseline scenario. Under these shock scenarios, pre-tax net interest income would be positively affected by 1.2% from the baseline scenario for an increase in rates and negatively affected by 5.3% for a decline. These scenarios do not include the strategies that management could employ to limit the impact as interest rate expectations change.

     To manage foreign exchange risk, the Company funds foreign currency-denominated assets with liability instruments denominated in the same currency. The Company utilizes various foreign exchange contracts if a liability denominated in the same currency is not available or desired, and to minimize the earnings impact of translation gains or losses created by investments in overseas markets. The foreign exchange risk related to the interest rate spread on foreign currency-denominated asset/liability positions is managed as part of the Company's trading activities. The Company uses forward foreign exchange contracts to protect the value of its net investment in foreign operations. At December 31, 2001, net investments in foreign operations approximated $931 million and were spread across 13 foreign currencies.

     The Company's equity investments of $1.7 billion at December 31, 2001 primarily consisted of equity positions in other financial institutions, venture capital investments, minority interests in various subsidiaries, and equity positions from debts previously contracted. Venture capital activities consist of investments in private equity funds, mezzanine financings, and direct equity investments. The carrying and fair values of the Company's venture capital investments were $462 million at December 31, 2001, consisting of private equity funds of $362 million and mezzanine financings and direct equity investments of $100 million. Fair values for private equity funds are generally based upon values provided by fund sponsors while mezzanine financing and direct equity investments are based upon Company models. The majority of the Company's equity investments are of a long-term nature and accordingly, the Company does not view fluctuations in the market prices of these securities as having a material impact on the Company's operations. Changes in prices for marketable equity securities are reflected in the Statements of Changes in Shareholders' Equity. All equity investments are evaluated on a regular basis for other than temporary impairment.


QUARTERLY DATA                                      UNAUDITED

                                   2001                              2000
                      -------------------------------   ------------------------------
Dollars in millions,  Fourth   Third   Second   First   Fourth   Third  Second   First
 except per share
 amounts

Interest Income        $ 773   $ 922    $ 925  $1,033   $1,129  $1,107  $1,107  $1,033

Interest Expense         335     535      495     606      675     656     672     614
                       -----   -----    -----   -----    -----   -----   -----   -----
Net Interest Income      438     387      430     427      454     451     435     419
                       -----   -----    -----   -----    -----   -----   -----   -----

Provision for Credit
  Losses                 275      40       30      30       35      25      25      20

Noninterest Income     1,004     823      856     858      805     785     780     737

Noninterest Expense      667     814      655     653      644     635     628     602
                       -----   -----    -----   -----    -----   -----   -----   -----

Income Before
  Income Taxes           500     356      601     602      580     576     562     534

Income Taxes             169     113      216     218      208     213     206     196
                       -----   -----    -----  ------   ------  ------  ------  ------
Net Income             $ 331   $ 243    $ 385  $  384   $  372  $  363  $  356  $  338
                       =====   =====    =====  ======   ======  ======  ======  ======

Per Common Share Data:
  Basic Earnings       $0.45   $0.33    $0.53   $0.53    $0.51   $0.50   $0.49   $0.46

  Diluted Earnings      0.45    0.33     0.52    0.52     0.50    0.49    0.48    0.46

  Cash Dividend         0.18    0.18     0.18    0.18     0.18    0.16    0.16    0.16

  Stock Price
    High               41.66   49.40    55.35   56.25    59.25   57.31   48.63   41.56

    Low                32.55   30.62    47.75   42.75    48.56   46.38   39.44   31.00

Ratios:
  Return on Average
    Common
    Shareholders'
    Equity             20.42%  15.11%   25.44%  25.92%   24.82%  25.75%  26.93%  27.07%

  Return on Average
      Assets            1.53    1.11     2.01    2.03     1.92    1.89    1.81    1.78


                    SELECTED FINANCIAL DATA - AS NORMALIZED
Dollars in millions,
  except per share amounts         2001*       2000       1999**    1998     1997
                                   ----        ----       ----      ----     ----
Net Interest Income             $ 1,726     $ 1,757    $ 1,534   $ 1,556  $ 1,790
Noninterest Income                3,394       3,109      2,532     2,283    2,137
Provision for Credit Losses         185         105         60        20      280
Noninterest Expense               2,620       2,510      2,055     1,928    1,874
Net Income                        1,492       1,429      1,243     1,192    1,104
Net Income Available to
  Common Shareholders             1,492       1,429      1,243     1,192    1,095

Return on Average Assets           1.92%       1.85%      1.92%     1.89%    1.86%
Return on Average Common
  Shareholders' Equity            23.84       26.08      25.50     24.25    22.13
Common Dividend Payout Ratio      35.29       33.87      35.01     33.84    34.13

Per Common Share
Basic Earnings                  $  2.04     $  1.95    $  1.69   $  1.59  $  1.44
Diluted Earnings                   2.01        1.92       1.66      1.53     1.36
Cash Dividends Paid                0.72        0.66       0.58      0.54     0.49
Market Value at Year-End          40.80       55.19      40.00     40.25    28.91

Averages
Securities                      $18,559     $15,764    $ 7,545   $ 7,154  $ 5,722
Loans                            37,291      39,262     37,075    38,340   36,577
Total Assets                     77,785      77,241     64,801    63,141   59,242
Deposits                         53,418      54,755     45,190    42,262   39,910
Long-Term Debt                    4,609       4,384      3,793     3,205    2,645
Shareholders' Equity:
  Preferred                           1           1          1         1      103
  Common                          6,260       5,479      4,874     4,915    4,947

At Year-End
Allowance for Credit Losses
  as a Percent of Loans            1.72%       1.70%      1.58%     1.66%    1.82%
Tier 1 Capital Ratio               8.11        8.60       7.51      7.89     7.92
Total Capital Ratio               11.57       12.92      11.67     11.90    11.97
Leverage Ratio                     6.70        7.49       7.20      7.46     7.59
Common Equity to Assets Ratio      7.80        7.98       6.88      8.58     8.34
Total Equity to Assets Ratio       7.80        7.98       6.88      8.58     8.34

Common Shares Outstanding
 (in millions)                  729.500     739.926    738.770   771.318  747.670
Employees                        19,181      18,861     17,735    17,157   16,494


* The 2001 normalized results exclude the $242 million impact of the World Trade Center disaster, the $175 million related initial insurance recovery, the $190 million special provision on the accelerated disposition of telecommunications loans and the related tax effects. See Summary of Reported Results.

** The 1999 normalized results exclude the $1,020 million gain on the sale of BNY Financial
Corporation ("BNYFC"), as well as the $124 million liquidity charge related to the sale of loans. See Summary of Reported Results.

The per common share amounts and common shares outstanding have been restated to reflect the
2-for-1 common stock split effective July 24, 1998.


NORMALIZED EARNINGS

Normalized earnings for 2001 reflect net income adjusted for the pre-tax loss of $242 million associated with the World Trade Center disaster, the related initial pre-tax insurance recovery of $175 million, a $190 million pre-tax special provision associated with the creation of an accelerated loan disposition program for exposures to 24 emerging telecommunications companies and related tax effects. These adjustments are shown in the table below.

                                     For the Year Ended
(In millions, except                 December 31, 2001
 per share amounts)                  ------------------

Reported Net Income                       $1,343

 WTC Disaster Charge                         242
 WTC Insurance Recovery                     (175)
 Special Provision
  - Emerging Telecom Disposition             190
 Tax Effects                                (108)
                                          -------
Normalized Net Income                     $1,492
                                          =======
Per Common Share Data:
---------------------
  Basic Earnings                           $2.04
  Diluted Earnings                          2.01

Diluted Shares Outstanding                   741


Normalized earnings for 1999 reflect net income adjusted for the results of BNYFC, the $1,020 million gain on the sale of BNYFC, the related investment of proceeds, and repurchase of 25 million shares of Company common stock on a pro forma basis as of December 31, 1998; the $124 million liquidity charge related to the sale of loans; a provision normalization of $75 million; and related tax effects. These adjustments are shown in the table below.


                                      For the Year Ended
(In millions, except                  December 31, 1999
 per share amounts)                   ------------------


Reported Net Income                         $1,739

  Pre-tax Gain on Sale of BNYFC             (1,020)
  BNYFC Income Before Tax                     (104)
  Liquidity Charge - Loans Available-
    For-Sale                                   124
  Provision Normalization                       75
  Interest on Proceeds                          36
  Tax Effects                                  393
                                            ------
 Normalized Net Income                      $1,243
                                            ======
Per Common Share Data:
---------------------
  Basic Earnings                             $1.69
  Diluted Earnings                            1.66

Diluted Shares Outstanding                     751


See "Normalized Data" in the Company's Form 10-K for further details.

SUMMARY OF NORMALIZED RESULTS

The following discussion of income statement trends and comparisons through the segment profitability section relates to 2001 and 1999 normalized results.

     For the year 2001, the Company earned $1,492 million or $2.01 per diluted share, compared with $1,429 million or $1.92 per diluted share in 2000 and $1,243 million or $1.66 per diluted share in 1999. Securities servicing fees were $1,764 million, a 7% increase, compared with $1,650 million in 2000.
Areas leading the increase for the year included: execution services, corporate trust, broker-dealer services, and global liquidity services. The Company continues to be the world's leading custodian with year-end assets under custody of $6.9 trillion, including $1.9 trillion of cross-border custody assets. New business growth in cash management drove global payment services fees to $290 million, up 11%, reflecting continued success of CA$H-Register Plus(registered trademark), the Company's internet-based electronic banking service. Foreign exchange and other trading revenues were $343 million, up 31% from 2000, reflecting a strong demand for interest rate risk management products driven by declining interest rates and higher volatility in 2001. Private client services and asset management fees were $309 million, up 4% compared with $296 million in 2000. The Company's continued focus on fee-based businesses resulted in noninterest income growing to 66% of total revenue, up from 64% last year.

     Normalized return measures have been computed using both normalized net income and balance sheets. In 2001, return on average common equity was 23.84% compared with 26.08% in 2000 and 25.50% in 1999, while return on average assets was 1.92% in 2001 compared with 1.85% in 2000 and 1.92% in 1999.

     Normalized tangible diluted earnings per share (earnings before the amortization of goodwill and intangibles) were $2.11 per share in 2001 compared with $2.03 per share in 2000 and $1.75 per share in 1999. Tangible return on average assets was 2.07% in 2001 compared with 2.00% in 2000 and 2.08% in 1999. Tangible return on average common equity was 36.63% in 2001 compared with 40.00% in 2000 and 36.76% in 1999.

     In 2000, securities servicing fee revenues were up 33% to $1,650 million reflecting particular strength in global custody, depositary receipts ("DRs"), unit investment trust ("UIT"), and mutual funds as well as global execution and clearing services. Fee revenue also benefited from the acquisition of the Royal Bank of Scotland Trust Bank ("RBSTB") on October 31, 1999. Private client services and asset management fees were up 21% to $296 million, led by strong business flows in the BNY Hamilton Funds, as well as by the acquisitions of Ivy Asset Management Corp. and Estabrook Capital Management, Inc. Increased cross-selling within the securities servicing client franchise and rapid growth in the Company's foreign exchange e-commerce initiative drove foreign exchange and other trading revenues up 38% to $261 million in 2000 compared with $189 million in 1999. Net interest income on a taxable equivalent basis was $1,811 million in 2000 compared with $1,578 million in 1999, benefiting from the acquisition of RBSTB, which brought approximately $10 billion in highly liquid, short-term assets and liabilities. The provision for credit losses increased to $105 million from $60 million on a normalized basis in 1999.

     In 1999, securities servicing revenues were up 24% reaching $1,245 million, reflecting particular strength in global custody, mutual funds, securities lending, DRs, and execution services. Private client services and asset management fees were up 17% to $244 million in 1999, led by strong results from personal trust, personal asset management, and retail investment products. Higher transaction flows in the Company's European securities servicing business drove foreign exchange and other trading revenues up 12% to $189 million in 1999. In 1999, net interest income on a taxable equivalent basis was $1,578 million and the provision for credit losses increased to $60 million on a normalized basis from the prior year.

NONINTEREST INCOME

Noninterest income is provided by a wide range of securities servicing, global payment services, private client services and asset management, trading activities and other fee-based services. Revenues from these activities were $3,394 million in 2001, compared with $3,109 million in 2000 and $2,532 million in 1999.

     Securities servicing fees were $1,764 million, $1,650 million, and $1,245 million in 2001, 2000, and 1999. The 7% increase in securities servicing fees from 2000 reflects growth in execution services, corporate trust, broker-dealer services, and global liquidity services. Global payment services fees, principally funds transfer, cash management, and trade finance, were $290 million in 2001, $261 million in 2000, and $274 million in 1999. The increase in global payment services fees from 2000 reflects continued success of CA$H-Register Plus(registered trademark), the Company's internet-based electronic banking service, as well as customers electing to pay for services in fees rather than maintaining higher compensating balances in a declining interest rate environment.

     Private client services and asset management fees were $309 million in 2001, $296 million in 2000, and $244 million in 1999. The 4% increase from 2000 reflects strength in alternative investment and short-term money market product lines.

     Service charges and fees were $362 million in 2001, compared with $364 million in 2000 and $292 million in 1999. For further discussion of fee revenue, see Segment Profitability.

     Foreign exchange and other trading revenues were $343 million in 2001, $261 million in 2000, and $189 million in 1999. The 31% increase from the prior year reflects continued strong demand for interest rate risk management products driven by declining interest rates and higher volatility during 2001. Strong foreign exchange transaction flows continued from the Company's securities servicing clients also contributed to the increase.

     Securities gains totaled $154 million, $150 million, and $199 million in 2001, 2000, and 1999.

     Other noninterest income was $172 million in 2001, $127 million in 2000, and $89 million in 1999. In 2001, other income includes a $43 million gain on the sale of the Company's interest in NYCE. In 2000, other income includes a $26 million payment associated with the termination of a securities clearing contract.

NET INTEREST INCOME

(Dollars in millions on a
 tax equivalent basis)                      2001          2000         1999
----------------------                      ----          ----         ----
Net Interest Income                       $1,786        $1,811       $1,578
Net Interest Rate Spread                    2.00%         1.85%        2.01%
Net Yield on Interest Earning Assets        2.74          2.79         2.88

For 2001, net interest income on a taxable equivalent basis amounted to $1,786 million compared with $1,811 million in 2000. The effect of the lower interest rate environment in 2001 was partially offset by increases in the Company's investment securities portfolio which is part of the ongoing strategy to shift the Company's asset mix from loans towards highly rated investment securities and short-term liquid assets. Average earning assets were $65.2 billion up from $64.9 billion in 2000. Average loans were $37.3 billion in 2001 compared with $39.3 billion in 2000. The net interest rate spread was 2.00% in 2001 compared with 1.85% in 2000, while the net yield on interest earning assets was 2.74% in 2001 and 2.79% in 2000.

     For 2000, net interest income on a taxable equivalent basis amounted to $1,811 million compared with $1,578 million in 1999. Average earning assets were $64.9 billion up from $54.8 billion in 1999. The increase in average assets is primarily attributable to the acquisition of RBSTB. Average loans were $39.3 billion in 2000 compared with $37 billion in 1999. The net interest rate spread was 1.85% in 2000 compared with 2.01% in 1999, while the net yield on interest earning assets was 2.79% in 2000 and 2.88% in 1999. The expansion of the Company's securities servicing, global payment services, and asset management businesses continued to generate increased levels of deposits. These additional deposits were invested in high quality liquid assets which increased net interest income, although lowering the net interest rate spread and net yield.

NONINTEREST EXPENSE AND INCOME TAXES

Total noninterest expense was $2,620 million in 2001, $2,510 million in 2000, and $2,055 million in 1999. Salaries and employee benefits increased 4% to $1,554 million in 2001. In 2001, net occupancy and furniture and fixture expenses increased by a combined $25 million to $317 million. Other expenses increased by 3% in 2001 to $749 million which reflects higher operating expenses associated with acquisitions, investments in technology and volume-related expenses. Technology spending was $588 million in the year 2001, up 19% from $493 million in 2000 and $400 million in 1999. Technology spending was 22% of total expenses in 2001 compared with 20% in 2000 and 19% in 1999.

     Total noninterest expense increased 22% in 2000 compared with 1999. The increase in expenses in 2000 was attributable to acquisitions, technology investment, and variable costs associated with increased trading volumes. Salaries and employee benefits increased 22% to $1,488 million in 2000. Net occupancy and furniture and fixture expenses increased by a combined $37 million to $292 million. Other expenses increased by 27% in 2000 to $730 million.

     The efficiency ratio was 52.5% in 2001, 2000 and 1999. The Company's consolidated effective tax rates for 2001, 2000, and 1999 were 35.6%, 36.5%, and 36.3%. The decline in the effective tax rate in 2001 reflects tax benefits associated with tax exempt income and earnings from foreign operations.

SEGMENT PROFITABILITY

Segment Data

The Company has an internal information system that produces performance data for its four business segments along product and service lines.

     The results of individual business segments are shown on a normalized basis. The reconciling amounts include the impact of the WTC disaster in 2001 and the sale of BNYFC in 1999.

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

     The Corporate Banking segment focuses on providing lending services, such as term loans, lines of credit, asset based financings, and commercial mortgages, to the largest public and private corporations nationwide, as well as public and private mid-size businesses in the New York metropolitan area. Special industry groups focus on financial institutions, securities, insurance, media and telecommunications, energy, real estate, retailing, automotive, and government banking institutions. Through BNY Capital Markets, the Company provides syndicated loans, bond underwriting, private placements of corporate debt and equity securities, and merger, acquisition, and advisory services.

     The Retail Banking segment includes consumer lending, residential mortgage lending, and retail deposit services. The Company operates 345 branches in 23 counties in three states.

     The Financial Markets segment includes trading of foreign exchange and interest rate products, investing and leasing activities, and treasury services to other segments. This segment offers a comprehensive array of multi-currency hedging and yield enhancement strategies.

    The segments contributed to the Company's profitability as follows:


In Millions           Servicing
                         and
For the Year Ended    Fiduciary    Corporate  Retail  Financial Reconciling Consolidated
December 31, 2001     Businesses    Banking   Banking  Markets     Items       Total
------------------    ----------   ---------  ------- --------- ----------- ------------
Net Interest Income      $  580       $491      $493      $240     $(123)      $1,681
Provision for
  Credit Losses               -        128         5         4       238          375
Noninterest Income        2,621        299       115       297       208        3,540
Noninterest Expense       1,735        217       312        69       455        2,788
                         ------       ----      ----      ----     -----       ------
Income Before Taxes      $1,466       $445      $291      $464     $(608)      $2,058
                         ======       ====      ====      ====     =====       ======

Average Assets           $8,961    $26,865    $4,522   $35,343    $6,009      $81,700



In Millions           Servicing
                         and
For the Year Ended    Fiduciary    Corporate  Retail  Financial Reconciling Consolidated
December 31, 2000     Businesses    Banking   Banking  Markets     Items       Total
------------------    ----------   ---------  ------- --------- ----------- ------------
Net Interest Income      $  672       $543      $510      $122     $ (90)      $1,757
Provision for
  Credit Losses               -        127         6        (1)      (27)         105
Noninterest Income        2,443        290        99       249        28        3,109
Noninterest Expense       1,629        213       305        64       299        2,510
                         ------       ----      ----      ----     ------      ------
Income Before Taxes      $1,486       $493      $298      $308     $(334)      $2,251
                         ======       ====      ====      ====     ======      ======

Average Assets           $8,636    $29,812    $4,420   $32,693    $1,680      $77,241


In Millions           Servicing
                         and
For the Year Ended    Fiduciary    Corporate  Retail  Financial Reconciling Consolidated
December 31, 1999     Businesses    Banking   Banking  Markets     Items       Total
------------------    ----------   ---------  ------- --------- ----------- ------------
Net Interest Income      $  474       $600      $468      $121      $(74)      $1,589
Provision for
  Credit Losses               -        110         5        (2)       22          135
Noninterest Income        1,910        315        92       216       960        3,493
Noninterest Expense       1,233        248       306        55       265        2,107
                         ------       ----      ----      ----      ----       ------
Income Before Taxes      $1,151       $557      $249      $284      $599       $2,840
                         ======       ====      ====      ====      ====       ======

Average Assets           $7,692    $31,219    $4,572   $21,821    $1,473      $66,777


Segment Highlights

Servicing and Fiduciary Businesses
----------------------------------

In the Servicing and Fiduciary businesses segment, net interest income was $580 million in 2001 compared with $672 million in 2000 and $474 million in 1999. The decrease in net interest income in 2001 is primarily attributable to the decline in interest rates. Noninterest income was $2,621 million in 2001 compared with $2,443 million in 2000 and $1,910 million in 1999. Securities servicing fees increased to $1,764 million in 2001 as compared with $1,650 million in 2000 and $1,245 million in 1999. Areas leading the increase for the year included: execution services, corporate trust, broker-dealer services, and global liquidity services. In 2001, market share gains from new business wins were partially offset by weak markets resulted in assets under custody declining slightly to $6.9 trillion in 2001, from $7.0 trillion in 2000 but still up from $6.3 trillion in 1999.

     Fees from global payment services in 2001 were $290 million compared with $261 million in 2000 and $274 million in 1999. Fees increased primarily as a result of customers electing to pay for services in fees rather than maintaining higher compensating balances in a declining interest rate environment, as well as new business growth in cash management, reflecting the continued success of Cash-Register Plus(registered trademark), the Company's internet-based electronic banking service.

     Fees from private client services and asset management grew to $309 million in 2001, as compared with $296 million in 2000 and $244 million in 1999. In 2001, strength in alternative investment and short-term money market product lines offset lower asset price levels. Assets under management were $66.7 billion, $66.2 billion and $60.4 billion in 2001, 2000, and 1999. Assets under administration were $33.3 billion, compared with $36.4 billion in 2000 and $30.2 billion in 1999.

     Net charge-offs in the Servicing and Fiduciary businesses segment were zero in 2001, 2000, and 1999. Noninterest expense was $1,735 million compared with $1,629 million in 2000 and $1,233 million in 1999. The rise in noninterest expense is attributable to acquisitions, as well as the Company's continued investment in technology.

Corporate Banking
-----------------

The Corporate Banking segment's net interest income was $491 million in 2001 compared with $543 million in 2000 and $600 million in 1999. The decrease in 2001 reflects a decline in assets particularly from non-financial companies, as well as a decline in both the volume and value of low cost short-term deposits. The provision for credit losses was $128 million in 2001 compared with $127 million and $110 million in 2000 and 1999. The increase in 2001 principally reflects deterioration in the economy and an increase in nonperforming loans. Net charge-offs in the Corporate Banking segment were $356 million, $78 million, and $135 million in 2001, 2000, and 1999. The increase in noninterest income to $299 million in the current year was due to increased capital markets fees. In 2001, the Company was the co-manager on 132 underwritings, up from 60 in 2000. The increase in noninterest expense reflects higher compensation related to increased capital markets activity.

Retail Banking
--------------

Net interest income in the Retail Banking sector was $493 million in 2001 compared with $510 million in 2000 and $468 million in 1999. Net interest income in the branch banking network in 2001 was adversely impacted by the decrease in the value of noninterest-bearing sources of funds in a lower interest rate environment. Noninterest income was $115 million in 2001 compared with $99 million in 2000 and $92 million in 1999. The increase in 2001 reflects better penetration of the customer base and improved pricing. Operating expenses were $312 million in 2001 compared with $305 million in 2000 and $306 million in 1999. Net charge-offs were $15 million, $7 million and $4 million in 2001, 2000, and 1999.

Financial Markets
-----------------

In the Financial Markets segment, net interest income was $240 million in 2001 compared with $122 million in 2000 and $121 million in 1999. The increase in 2001 reflects lower funding costs and an increase in assets, primarily U.S. Government Agency Obligations and highly-rated asset-backed securities. Noninterest income was $297 million in 2001 compared with $249 million in 2000 and $216 million in 1999. The increase in noninterest income in 2001 reflects strong trading performance, particularly in interest rate derivatives and gains from the Company's equity arbitrage business. Net charge-offs were $4 million in 2001 and a recovery of $1 million and $2 million in 2000 and 1999. The increase in noninterest expenses in 2001 reflects higher compensation related to the 2001 increased revenues.

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

     The measure of revenues and profit or loss by operating segment has been adjusted to present segment data on a taxable equivalent basis. The provision for credit losses allocated to each reportable segment is based on management's judgment as to average credit losses that will be incurred in the operations of the segment over a credit cycle of a period of years. Management's judgment includes the following factors among others: historical charge-off experience and the volume, composition and growth of the loan portfolio. This method is different from that required under generally accepted accounting principles as it anticipates future losses which are not yet probable and therefore not recognizable under generally accepted accounting principles. Assets and liabilities are match funded. Support and other indirect expenses are allocated to segments based on general internal guidelines.

Reconciling Items
-----------------

Reconciling items for net interest income primarily relate to the recording of interest income on a taxable equivalent basis, reallocation of capital and the funding of goodwill. The impact of the WTC disaster is a reconciling item for net interest income, noninterest income and noninterest expense in 2001. Reconciling items for noninterest income also relate to, among other things, the sale of NYCE in 2001, the payment associated with the termination of a securities clearing contract in 2000, the liquidity charge on the sale of loans in 1999, and the gains on the sale of BNYFC in 1999, and the sale of certain securities. Reconciling items for noninterest expense include $112 million, $115 million and $102 million of amortization of intangibles in 2001, 2000, and 1999, Year 2000 expenses, and corporate overhead. The adjustment to the provision for credit losses reflects the difference between the aggregate of the credit provision over a credit cycle for the reportable segments and the Company's recorded provision. The reconciling items for average assets consist of goodwill, other intangible assets and the impact of the WTC disaster.

Foreign Operations

On a reported basis, the Company's foreign activities consist of banking, trust, and securities and global payment services provided to customers domiciled outside of the United States, principally in Europe and Asia. The October 31, 1999 acquisition of RBSTB, which was renamed The Bank of New York (Europe) ("BNYE"), significantly expanded the Company's presence in Europe. In addition to BNYE, which is based in London, the Company operates through 28 branches and representative offices in 25 countries. There were no major customers from whom revenues were individually material to the Company's performance.

                          2001                              2000                              1999
          ---------------------------------- --------------------------------- ---------------------------------
In millions          Income                            Income                            Income
                     Before                            Before                            Before
Geographic           Income     Net    Total           Income     Net    Total           Income     Net    Total
Data       Revenues   Taxes  Income   Assets  Revenues  Taxes  Income   Assets  Revenues  Taxes  Income   Assets
---------- --------  ------  ------  -------  -------- ------  ------  -------  -------- ------- ------  -------
Domestic    $4,217   $1,741  $1,137  $52,442   $3,758  $1,931  $1,226  $49,829   $4,188  $2,418  $1,482  $49,913
Europe         871      278     181   21,137      961     285     181   19,673      688     325     199   16,639
Asia            66       18      12    3,822       73      17      11    3,794       34      16       9    3,744
Other           67       21      13    3,624       74      18      11    3,818      172      81      49    4,460
            ------   ------  ------  -------   ------  ------  ------  -------   ------  ------  ------  -------
Total       $5,221   $2,058  $1,343  $81,025   $4,866  $2,251  $1,429  $77,114   $5,082  $2,840  $1,739  $74,756
            ======   ======  ======  =======   ======  ======  ======  =======   ======  ======  ======  =======



Long-Term Financial Goals and Factors That May Affect Them

The Company has several stated long-term financial goals by which it manages its business and measures its performance. These goals, which are reviewed and renewed annually, are currently as follows: 1) achieve a return on equity
(ROE) of 25%+; 2) generate a return on assets (ROA) of 2%; 3) maintain an efficiency ratio of 49%; and 4) achieve earnings per share growth of 12-14%.

     The Company's ability to achieve these goals will be affected by the factors discussed under "Forward Looking Statements" in the Company's Annual Report on Form 10-K as well as the factors discussed below.

Global and regional economic conditions - The Company's business mix is well-diversified among clients, products, markets and geographies. However, economic conditions in the United States and other regions of the world will impact the level of business activity which, in turn, affects the Company's financial results. Moreover, the economic environment directly impacts the creditworthiness of companies and consumers, affecting the Company's lending activities. Stresses on credit quality can lead to increased credit costs and a higher amount of nonperforming assets and related charge-offs and provisioning.

Global capital markets activity - The Company's businesses generally benefit from increases in the volume of financial market transactions worldwide. Corporate actions, cross-border investing, global mergers and acquisitions activity, new debt and equity issuances, secondary trading volumes all contribute to revenues through the Company's business mix. Asset price levels are also important, in particular to the Company's asset management and global custody businesses.

Continuation of favorable global trends - The Company's businesses benefit from certain global trends, such as the growth of financial assets, creation of new securities, financial services industry consolidation, rapid technological change, globalization of investment activities, structural changes to financial markets, shortened settlement cycles, straight-through processing requirements and increased demand for outsourcing. These long-term trends all increase the demand for the Company's products and services around the world.

Pricing/competition - Future prices that the Company is able to obtain for its products may increase or decrease from current levels depending upon demand for its products, its competitors' activities and the introduction of new products into the marketplace.

Interest rates - The levels of market interest rates, the shape of the yield curve and the direction of interest rate changes all affect net interest income that the Company earns in many different businesses. In general, the Company benefits short-term in a rising interest rate environment because its interest earning assets re-price sooner than interest-bearing liabilities, which include a significant amount of low-interest and interest-free deposits. The Company may take measures to moderate this impact, including investments in fixed income securities and various hedging strategies.

Volatility of currency markets - The degree of volatility in foreign exchange rates can affect the amount of foreign exchange trading revenue. While most of the Company's foreign exchange revenue is derived from its securities servicing client base, activity levels are higher when there is more volatility. Therefore, the Company benefits from currency volatility.

Acquisitions/joint ventures - An integral part of the Company's overall growth strategy is to make focused acquisitions. Since 1994, the Company has completed over 70 acquisitions, particularly in its securities servicing businesses and asset management. In addition, the Company enters into strategic joint ventures around the globe. While the level of transactions has been fairly consistent, acquisition activity by its very nature is not predictable.

Technology - Many of the Company's products and services depend on processing large volumes of information. The Company's technology platforms provide global capabilities and scale, which are significant competitive advantages and barriers to entry for competitors. However, the Company must continue to execute its technology strategy and deliver on its commitments to its clients. The Company has invested over $2 billion over the past five years in technology to establish and maintain a leadership position. Rapid technological change, lower-cost alternatives or competitive pressures, as well as the ongoing significant investments and technical expertise required all pose risks to the Company's future revenues from products and services that rely upon technology.

Regulation - The Company is subject to regulation from many different government bodies, including the Board of Governors of the Federal Reserve System, the New York State Banking Department and the Federal Deposit Insurance Corporation. Regulations are imposed that involve quantitative measures of assets, liabilities and certain off-balance sheet items, subject to qualitative judgments by regulators about components, risk weightings and other factors. Failure to meet certain regulations could have a material effect on the Company's financial condition; failure to maintain the status of "well-capitalized" under the regulatory requirements would affect the Company's status as a financial holding company and eligibility for streamlined review process for acquisition proposals. In addition, failure to maintain the status of "well-capitalized" could affect the confidence of the Company's clients and would adversely affect its business.

Liquidity - If the Company should experience limited access to the funds markets, arising from a loss of confidence of debt purchasers or counterparties in the funds markets in general or the Company in particular, this would adversely affect the Company.

Operational risk and business continuity - The Company continually assesses and monitors operational risk in its businesses. Operational risk is mitigated by formal risk management oversight within the Company as well as by automation, standardized operating procedures, segregation of duties and controls, timely confirmation and reconciliation procedures and insurance. In addition, the Company provides for disaster and business recovery planning for events that could damage the Company's physical facilities, cause delay or disruptions to operational functions, including telecommunications networks, or impair the Company's clients, vendors and counterparties. Events beyond those contemplated in the plans could negatively affect the Company's results of operations.

                               Consolidated Balance Sheets
----------------------------------------------------------------------------------------
Dollars in millions, except per share amounts    December 31,          2001         2000
----------------------------------------------------------------------------------------
Assets
Cash and Due from Banks                                             $ 3,222      $ 3,125
Interest-Bearing Deposits in Banks                                    6,619        5,337
Securities
  Held-to-Maturity (fair value of $1,178 in 2001
    and $719 in 2000)                                                 1,211          752
  Available-for-Sale                                                 11,651        6,649
                                                                    -------      -------
       Total Securities                                              12,862        7,401
Trading Assets                                                        8,270       12,051
Federal Funds Sold and Securities Purchased
  Under Resale Agreements                                             4,795        5,790
Loans (less allowance for credit losses of $616 in
  2001 and 2000)                                                     35,131       35,645
Premises and Equipment                                                  992          924
Due from Customers on Acceptances                                       313          447
Accrued Interest Receivable                                             236          354
Goodwill                                                              2,065        1,700
Intangible Assets                                                        19           10
Other Assets                                                          6,501        4,330
                                                                    -------      -------
       Total Assets                                                 $81,025      $77,114
                                                                    =======      =======
Liabilities and Shareholders' Equity
Deposits
  Noninterest-Bearing (principally domestic offices)                $12,635      $13,255
  Interest-Bearing
    Domestic Offices                                                 16,553       15,774
    Foreign Offices                                                  26,523       27,347
                                                                    -------      -------
       Total Deposits                                                55,711       56,376
Federal Funds Purchased and Securities
  Sold Under Repurchase Agreements                                    1,756        1,108
Trading Liabilities                                                   2,264        2,070
Other Borrowed Funds                                                  2,363        1,687
Acceptances Outstanding                                                 358          450
Accrued Taxes and Other Expenses                                      3,766        3,283
Accrued Interest Payable                                                 92          127
Other Liabilities                                                     3,422        1,325
Long-Term Debt                                                        4,976        4,536
                                                                    -------      -------
       Total Liabilities                                             74,708       70,962
                                                                    -------      -------
Shareholders' Equity
  Class A Preferred Stock-par value $2.00 per share, authorized
    5,000,000 shares, outstanding 3,500 shares in 2001 and
    16,320 shares in 2000                                                 -            1
  Common Stock-par value $7.50 per share, authorized 2,400,000,000 shares, issued 990,773,101 shares in 2001 and 985,528,475
    shares in 2000                                                    7,431        7,391
  Additional Capital                                                    741          521
  Retained Earnings                                                   4,383        3,566
  Accumulated Other Comprehensive Income                                 80          207
                                                                    -------      -------
                                                                     12,635       11,686
  Less:  Treasury Stock (260,449,527 shares in 2001
           and 244,460,032 shares in 2000), at cost                   6,312        5,526
         Loan to ESOP (823,810 shares in 2001 and
           1,142,939 shares in 2000), at cost                             6            8
                                                                    -------      -------
       Total Shareholders' Equity                                     6,317        6,152
                                                                    -------      -------
       Total Liabilities and Shareholders' Equity                   $81,025      $77,114
                                                                    =======      =======

See accompanying Notes to Consolidated Financial Statements.


                               Consolidated Statements of Income
-----------------------------------------------------------------------------------------
In millions, except per share amounts
For the years ended December 31,                        2001         2000          1999
-----------------------------------------------------------------------------------------
Interest Income
Loans                                                  $2,271       $2,910        $2,636
Securities
  Taxable                                                 463          323           257
  Exempt from Federal Income Taxes                         74           63            50
                                                       ------       ------        ------
                                                          537          386           307
Deposits in Banks                                         252          273           247
Federal Funds Sold and Securities
  Purchased Under Resale Agreements                       159          277           205
Trading Assets                                            401          531            78
                                                       ------       ------        ------
Total Interest Income                                   3,620        4,377         3,473
                                                       ------       ------        ------
Interest Expense
Deposits                                                1,406        2,011         1,363
Federal Funds Purchased and Securities
  Sold Under Repurchase Agreements                        103          153           131
Other Borrowed Funds                                      153          139           126
Long-Term Debt                                            277          317           264
                                                       ------       ------        ------
Total Interest Expense                                  1,939        2,620         1,884
                                                       ------       ------        ------
Net Interest Income                                     1,681        1,757         1,589
Provision for Credit Losses                               375          105           135
                                                       ------       ------        ------
Net Interest Income After Provision
  for Credit Losses                                     1,306        1,652         1,454
                                                       ------       ------        ------
Noninterest Income
Servicing Fees
  Securities                                            1,750        1,650         1,245
  Global Payment Services                                 287          261           274
                                                       ------       ------        ------
                                                        2,037        1,911         1,519
Private Client Services and
  Asset Management Fees                                   308          296           244
Service Charges and Fees                                  356          364           338
Foreign Exchange and Other Trading Activities             338          261           189
Securities Gains                                          154          150           199
Other                                                     347          127         1,004
                                                       ------       ------        ------
Total Noninterest Income                                3,540        3,109         3,493
                                                       ------       ------        ------
Noninterest Expense
Salaries and Employee Benefits                          1,588        1,488         1,251
Net Occupancy                                             232          184           165
Furniture and Equipment                                   178          108            96
Other                                                     790          730           595
                                                       ------       ------        ------
Total Noninterest Expense                               2,788        2,510         2,107
                                                       ------       ------        ------
Income Before Income Taxes                              2,058        2,251         2,840
Income Taxes                                              715          822         1,101
                                                       ------       ------        ------
Net Income                                             $1,343       $1,429        $1,739
                                                       ======       ======        ======

Per Common Share:
Basic Earnings                                         $ 1.84       $ 1.95        $ 2.31
Diluted Earnings                                         1.81         1.92          2.27
Cash Dividends Paid                                      0.72         0.66          0.58
Diluted Shares                                            741          745           765

See accompanying Notes to Consolidated Financial Statements.

                        Consolidated Statements of Changes in Shareholders' Equity
------------------------------------------------------------------------------------------------------------------------
In millions      For the years ended December 31,                          2001                 2000               1999
------------------------------------------------------------------------------------------------------------------------
Preferred Stock
Balance, January 1                                                       $    1               $    1             $    1
  Conversion of Preferred Stock                                              (1)                   -                  -
                                                                         ------               ------             ------
Balance, December 31                                                          -                    1                  1
                                                                         ------               ------             ------
Common Stock
Balance, January 1                                                        7,391                7,335              7,281
  Common Stock Issued in Connection with
    Employee Benefit Plans (shares: 5,244,626 in 2001,
    7,567,310 in 2000, and 7,193,398 in 1999)                                40                   56                 54
                                                                         ------               ------             ------
Balance, December 31                                                      7,431                7,391              7,335
                                                                         ------               ------             ------
Additional Capital
Balance, January 1                                                          521                  315                142
  Other, Primarily Common Stock issued in Connection
    with Employee Benefit Plans                                             220                  206                173
                                                                         ------               ------             ------
Balance, December 31                                                        741                  521                315
                                                                         ------               ------             ------
Retained Earnings
Balance, January 1                                                        3,566                2,620              1,318
Net Income                                                    $1,343      1,343    $1,429      1,429    $1,739    1,739
Cash Dividends on Common Stock                                             (526)                (483)              (437)
                                                                         ------               ------             ------
Balance, December 31                                                      4,383                3,566              2,620

Accumulated Other Comprehensive Income
  Securities Valuation Allowance
  Balance, January 1                                                        244                   58                340
    Change in Fair Value of Securities Available-for-Sale,
      Net of Taxes of $11 in 2001, $135 in 2000,
        and $(103) in 1999                                        20         20       229        229      (147)    (147)
    Reclassification Adjustment, Net of Taxes
      of $81 in 2001, $23 in 2000, and $74 in 1999              (150)      (150)      (43)       (43)     (135)    (135)
                                                                         ------               ------             ------
  Balance, December 31                                                      114                  244                 58

  Foreign Currency Items
  Balance, January 1                                                        (37)                 (28)               (28)
    Foreign Currency Translation Adjustment,
     Net of Taxes of $(6) in 2001 and 2000                        (9)        (9)       (9)        (9)        -        -
                                                                         ------               ------             ------
  Balance, December 31                                                      (46)                 (37)               (28)
                                                                         ------               ------             ------

  Unrealized Derivative Gains
  Balance, January 1                                               -          -         -          -         -        -
    Cumulative Effect of Change in Accounting Principle,
     Net of Taxes $7 in 2001                                      10         10         -          -         -        -
    Net Unrealized Derivative Gains on Cash Flow Hedges,
     Net of Taxes $1 in 2001                                       1          1         -          -         -        -
    Reclassification of Earnings, Net of Taxes $0.5 in 2001        1          1         -          -         -        -
                                                                         ------               ------             ------
  Balance, December 31                                                       12                    -                  -
                                                                         ------               ------             ------
                                                              ------               ------               ------
Total Comprehensive Income                                    $1,216               $1,606               $1,457
                                                              ======               ======               ======

Less Treasury Stock
Balance, January 1                                                        5,526                5,148              3,593
  Issued (shares: 2,875,393 in 2001, 3,426,777 in 2000,
    and 3,673,172 in 1999)                                                  (68)                 (76)               (71)
  Acquired (shares: 18,864,888 in 2001, 10,139,567 in 2000,
    and 43,771,955 in 1999)                                                 854                  454              1,626
                                                                         ------               ------             ------
Balance, December 31                                                      6,312                5,526              5,148
                                                                         ------               ------             ------
Less Loan to ESOP
Balance, January 1                                                            8                   10                 13
  Released (shares: 319,129 in 2001, 301,066 in 2000,
    and 356,998 in 1999)                                                     (2)                  (2)                (3)
                                                                         ------               ------             ------
Balance, December 31                                                          6                    8                 10
                                                                         ------               ------             ------
Total Shareholders' Equity, December 31                                  $6,317               $6,152             $5,143
                                                                         ======               ======             ======

See accompanying Notes to Consolidated Financial Statements.

                           Consolidated Statements of Cash Flows
----------------------------------------------------------------------------------------
In millions   For the years ended December 31,               2001       2000       1999
----------------------------------------------------------------------------------------
Operating Activities
Net Income                                                 $1,343     $1,429     $1,739
Adjustments to Determine Net Cash Attributable to
  Operating Activities:
  Provision for Losses on Credit
    and Other Real Estate                                     377        109        135
  Gain on Sale of BNYFC                                         -          -     (1,020)
  Depreciation and Amortization                               284        247        215
  Deferred Income Taxes                                       453        530        454
  Securities Gains                                           (154)      (150)      (199)
  Change in Trading Activities                              3,872     (3,872)    (1,899)
  Change in Accruals and Other, Net                          (209)      (459)      (407)
                                                           ------     ------     ------
Net Cash Provided (Used) by Operating Activities            5,966     (2,166)      (982)
                                                           ------     ------     ------
Investing Activities
Change in Interest-Bearing Deposits in Banks               (1,392)     1,414       (739)
Purchases of Securities Held-to-Maturity                      (10)      (323)      (422)
Maturities of Securities Held-to-Maturity                      20        384        460
Purchases of Securities Available-for-Sale                (12,866)    (3,687)    (2,992)
Sales of Securities Available-for-Sale                      4,350      1,681        865
Maturities of Securities Available-for-Sale                 2,804      1,920      1,036
Net Principal Received (Disbursed) on Loans to Customers      316        529     (2,008)
Sales of Loans and Other Real Estate                          338        468        367
Change in Federal Funds Sold and Securities
  Purchased Under Resale Agreements                         1,002       (146)    (2,102)
Purchases of Premises and Equipment                          (165)      (106)       (97)
Acquisitions, Net of Cash Acquired                           (614)      (286)      (490)
Disposition, Net of Cash Included                               -         46      4,867
Proceeds from the Sale of Premises and Equipment                5          3         10
Other, Net                                                   (254)      (487)       179
                                                           ------     ------     ------
Net Cash (Used) Provided by Investing Activities           (6,466)     1,410     (1,066)
                                                           ------     ------     ------
Financing Activities
Change in Deposits                                           (244)     1,749      2,215
Change in Federal Funds Purchased and Securities
  Sold Under Repurchase Agreements                            648       (441)      (253)
Change in Other Borrowed Funds                                675       (276)       202
Proceeds from the Issuance of Long-Term Debt                  560        265        931
Repayments of Long-Term Debt                                 (165)       (53)       (21)
Issuance of Common Stock                                      328        341        301
Treasury Stock Acquired                                      (854)      (454)    (1,626)
Cash Dividends Paid                                          (526)      (483)      (437)
                                                           ------     ------     ------
Net Cash Provided by Financing Activities                     422        648      1,312
                                                           ------     ------     ------
Effect of Exchange Rate Changes on Cash                       175        (43)        13
                                                           ------     ------     ------
Change in Cash and Due From Banks                              97       (151)      (723)
Cash and Due from Banks at Beginning of Year                3,125      3,276      3,999
                                                           ------     ------     ------
Cash and Due from Banks at End of Year                     $3,222     $3,125     $3,276
                                                           ======     ======     ======
Supplemental Disclosure of Cash Flow Information
Cash Paid During the Year for:
  Interest                                                 $1,973     $2,511     $1,829
  Income Taxes                                                124        258        542
Noncash Investing Activity
 (Primarily Foreclosure of Real Estate)                         1          2          4

See accompanying Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements

1.  Summary of Significant Accounting and Reporting Policies

The Bank of New York Company, Inc. (the "Company") provides a complete range of banking and other financial services to corporations and individuals worldwide through its business segments: Servicing and Fiduciary Businesses; Corporate Banking; Retail Banking; and Financial Markets. Segment Data and Foreign Operations are incorporated from the Segment Profitability section of Management's Discussion and Analysis of the Company's Financial Condition and Results of Operations.

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

     The portion of the allowance for credit losses allocated to impaired loans (nonaccrual commercial loans over $1 million) is measured by the difference between their recorded value and fair value. Fair value is determined by one of the present value of the expected future cash flows from borrowers, the market value of the loan, or the fair value of the collateral.

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

Leveraged Leases - Significant assumptions involving cash flows, residual values and income tax rates affect the level of revenue associated with leases. Gains and losses on residual values of leased equipment sold are included in other income.


Derivative Financial Instruments - Effective January 1, 2001, the Company adopted a new accounting standard related to derivatives and hedging activities. The new standard requires all derivatives to be included as assets or liabilities on the balance sheet at fair value through adjustments to either other comprehensive income or current earnings, or both, as appropriate.

     The adoption of the new standard as of January 1, 2001 resulted in zero impact on 2001 net income and a credit of $10 million to accumulated other comprehensive income. In connection with the adoption of the new standard, the Company transferred investment securities with a carrying value of $0.6 billion and an unrealized loss of $5 million from its held-to-maturity to its available-for-sale and trading portfolios.

     Derivative contracts, such as futures contracts, forwards, interest rate swaps, foreign currency swaps and options and similar products used in trading activities, are recorded at market value. Gains and losses are included in other non-interest income. Unrealized gains and losses are reported on a gross basis in trading account assets and other borrowed funds, after taking into consideration master netting agreements.

     The Company enters into various derivative financial instruments for non-trading purposes primarily as part of its asset and liability management (ALM) process. These derivatives are designated and qualify as fair value and cash flow hedges of certain assets and liabilities in accordance with the new standard. Gains and losses associated with fair value hedges are recorded in income as well as any change in the value of the related hedged item. Gains and losses on cash flow hedges are recorded in other comprehensive income. If a derivative used in ALM does not qualify as a hedge it is marked to market and the gain or loss is included in net interest income.

     The Company utilizes interest rate swap agreements to manage its exposure to interest rate fluctuations. Interest rate swaps are used to convert fixed rate loans, deposits and long-term debt to floating rates, and to hedge interest rate resets of variable rate cash flows. Basis swaps are used to convert various variable rate borrowings to LIBOR which better matches the assets funded by the borrowings. Cross-currency swaps are used to hedge exposure to exchange rate fluctuations on principal and interest payments for borrowings denominated in foreign currencies.

     The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk-management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives that are designated as fair-value hedges to specific assets or liabilities on the balance sheet. The Company also formally assesses (both at the hedge's inception and on an ongoing basis) whether the derivatives that are used in hedging transactions have been highly effective in offsetting changes in the fair value of hedged items and whether those derivatives may be expected to remain highly effective in future periods. The Company will discontinue hedge accounting prospectively when it determines that the derivative is no longer an effective hedge, the derivative expires or is sold, or management discontinues the derivative's hedge designation.

     For the year ended December 31, 2001, the Company recorded ineffectiveness of $1.5 million related to fair value and cash flow hedges in other income. Also during the same period, the Company recorded a credit of $1 million to other comprehensive income arising from the change in value of cash flow hedges. In addition, it reclassified a deferred loss on expired interest rate futures contracts of $1 million from accumulated other comprehensive income to a charge to interest expense.

     The Company also utilizes foreign exchange forward contracts to manage currency exposure relating to its net investments in non-U.S. dollar functional currency operations. The change in fair market value of these contracts is deferred and reported within cumulative translation adjustments in shareholders' equity, net of tax effects. Interest elements (forward points) on these foreign exchange forward contracts are recorded in other comprehensive income, net of tax effects.

     The amounts recognized as other comprehensive income for cash flow hedges are reclassified to net interest income as interest is realized on the hedging derivative. Assuming interest rates remain stable, a minimal amount is expected to be reclassified to income over the next twelve months.

     Prior to the adoption of the new standard, derivative contracts were either recorded in the trading account or designated as an element of the Company's asset and liability management (ALM) process when they altered the Company's interest rate and foreign currency exposures. Contracts used in the ALM process were linked to specific groups of similar assets or liabilities where there was a high correlation between the derivative contract and the item altered, both at inception and throughout the contract period. ALM derivative contracts were accounted for on the deferral, accrual, or mark-to-market basis. Under the deferral or accrual method, gains and losses on terminated derivative contracts were deferred and amortized over the remaining life of the linked assets or liabilities. Gains and losses on derivative contracts linked to assets and liabilities that were sold were recognized as an adjustment to the gain or loss of the balance sheet item. Under the mark-to-market method, all gains and losses were recognized in income immediately. Derivatives in the trading account were accounted for in the same manner as required under the new standard.

Recent Accounting Developments - Effective January 1, 2002, new accounting standards related to acquisitions and goodwill will require the Company to stop amortizing goodwill. The Company estimates that the new standard will add 9 cents per share to earnings per share in 2002. The new standard will also require the Company to test goodwill for impairment at a reporting unit level. Based on current evaluations, the Company does not expect to record any impairment charge for goodwill in 2002. Prior to 2002, the Company periodically analyzed goodwill for impairment based on current operating performance and current expectations with respect to recoverability.

Reclassifications - Company Obligated Mandatory Redeemable Preferred Trust Securities of Subsidiary Trusts Holding Solely Junior Subordinated Debentures

("Preferred Trust Securities") have been reclassified to Long-Term Debt. Certain other prior year information has been reclassified to conform its presentation with the 2001 financial statements.

2.  Acquisitions and Dispositions

The Company continues to be an active acquirer of securities servicing and asset management businesses. During 2001, nine businesses were acquired for a total cost of $647 million, primarily paid in cash. The Company records the fair value of contingent payments as an additional cost of the entity acquired in the period that the payment becomes probable.

     Goodwill related to 2001 acquisition transactions was $452 million, substantially all of which is deductible for tax purposes. All of the goodwill was assigned to the Company's Servicing and Fiduciary Business segment. At December 31, 2001, the Company was liable for potential contingent payments related to its acquisitions in the amount of $176 million. The pro forma effect of the 2001 acquisitions is not material to the 2001 results. During 2001, the Company paid $41 million for contingent payments related to acquisitions made in prior years.

2001/2002
---------
     In March 2001, the Company acquired the corporate trust business of Summit Bancorp, headquartered in Princeton, New Jersey. The acquisition involves the transfer of nearly 800 bond trustee and agency relationships, representing approximately $15.7 billion in outstanding securities for state and local government issuers, colleges, universities and health care institutions, as well as for a number of corporate clients. In May 2001, the Company acquired the institutional custody and administration business of NatWest Bank, a unit of the Royal Bank of Scotland. The acquisition continues the Company's strategic commitment to expand its European-based investor services capabilities. In June 2001, the Company acquired the corporate trust business of U.S. Trust Corporation, a subsidiary of The Charles Schwab Corporation. The acquisition involves the transfer of more than 5,000 bond trust and agency appointments representing more than $330 billion in outstanding debt securities. The U.S. Trust business is a diversified portfolio with a significant market position in several specialty products and services, including the structured finance and municipal finance market segments. In July 2001, the Company acquired the indenture trust business of The Trust Company of the Bank of Montreal, a subsidiary of the Bank of Montreal. The transaction comprises over 300 appointments for Canadian and U.S. companies, issuing a variety of bonds, medium-term notes, commercial paper, securitized and escrow issues into the Canadian markets. In December 2001, the Company acquired the corporate trust business of Central Trust Bank, headquartered in Jefferson City, Missouri. The acquisition involved the transfer of more than 130 bond trustee and agency relationships, representing approximately $250 million in outstanding securities for state and local governmental issuers throughout Missouri.

     In January 2001, the Company acquired the correspondent clearing business of Schroder & Co, Inc. from Salomon Smith Barney Inc. This transaction provided the Company with the opportunity to establish new client relationships and added broader product capabilities to its equity clearing business. In January 2002, the Company signed a definitive agreement to acquire the correspondent clearing business of Weiss, Peck & Greer, LLC adding approximately 70 new correspondent clearing clients.

     In October 2001, the Company acquired Westminster Research Associates, Inc., a leading provider of independent research products and services to the investment community. This acquisition will provide the Company's clients with third-party research products, along with an innovative trading strategy allowing investment managers the ability to execute through a network of top-tier institutional trading desks, while consolidating all of the administrative, servicing, and reporting functions of their soft dollar business with one firm. In February 2002, the Company acquired Autranet, Inc., a subsidiary of Credit Suisse First Boston (USA), Inc. This acquisition provides the Company with one of the largest providers of independently originated research services in the U.S. and maintains relationships with over 500 institutional investment managers. Autranet provides a full range of services covering every aspect of the third party research process including trade execution, operational and administrative support, research selection and procurement services and regulatory support. In February 2002, the Company acquired G-Trade Services, Ltd. and other related wholly-owned subsidiaries of the Credit Lyonnais SA Group. G-Trade, a leading provider of wholesale execution services including electronic direct access trading in 22 markets and basket trading capabilities in 65 markets worldwide, is the executing and clearing broker for non-U.S. equities executed through the Bloomberg Tradebook system. This acquisition will greatly expand the Company's non-dollar institutional trading capabilities and enhance the range of international services that the Company offers in the institutional brokerage and clearing services sector.

     In August 2001, the Company acquired Greenwich Advisory Associates, Inc., a privately-held investment advisory firm, based in Greenwich, Connecticut. Greenwich Advisory Associates provides customized planning, investment management and supervisory services primarily to individuals, trusts, foundations and charitable organizations. In August 2001, the Company purchased certain assets of MAVRICC Management Systems, Inc., a leading provider of employee stock plan and equity-based compensation plan services. The acquisition will complement and enhance the Company's existing stock purchase and stock option plan capabilities, as well as provide transfer agency services for direct investment partnerships. In February 2002, the Company acquired the Core International ADR and Domestic Equity Index institutional investment management businesses of Axe-Houghton Associates, Inc. based in Rye Brook, New York. This transaction will add approximately $2.6 billion in assets under management.

2000
----
     In March 2000, the Company completed the acquisition of the correspondent clearing business of SG Cowen Securities Corporation. In July 2000, the Company completed the acquisition of BHF Securities Corporation, a leading provider of domestic and international correspondent clearing services.

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

     In April 2000, the Company completed the sale of its interest in Banco Credibanco S.A. to Unibanco-Uniao de Bancos Brasileiros S.A.

1999
----
     On October 31,1999, the Company acquired RBS Trust Bank Limited ("RBSTB") from the Royal Bank of Scotland plc. At acquisition, RBSTB had assets of $9.5 billion. RBSTB is the largest provider of investor services to pension funds in the United Kingdom, and holds a leading position in the fund manager market, offering retail funds services, trustee and depositary services, as well as pension, banking, and treasury products. The acquisition continued the Company's expansion in the European market.

     On November 15, 1999, the Company acquired Estabrook Capital Management Inc., an asset management firm based in New York with approximately $2.5 billion in assets under management.

     Also in 1999, the Company acquired a planned giving service, a eurobond paying agency and depositary business, asset servicing businesses, and the corporate trust businesses of other financial service companies.

     In the third quarter of 1999, the Company sold BNY Financial Corporation ("BNYFC") to General Motors Acceptance Corporation. Net income includes a pre-tax gain of $1,020 million ($573 million after-tax) or 75 cents per share from this sale.

3.  Securities

The following table sets forth the amortized cost and the fair values of securities at the end of the last two years:

                                                       2001
                                 ---------------------------------------------
                                                 Gross Unrealized
In millions                      Amortized       ----------------        Fair
                                      Cost       Gains     Losses        Value
                                 ---------       -----     ------        -----
Securities Held-to-Maturity:
US Government Obligations          $     -        $  -        $ -     $     -
US Government Agency Obligations         -           -          -           -
Obligations of States and
  Political Subdivisions                 -           -          -           -
Mortgage-Backed Securities           1,084           -          -       1,084
Emerging Markets                       127           -         33          94
                                   -------        ----        ---     -------
Total Securities Held-to-Maturity    1,211           -         33       1,178
                                   -------        ----        ---     -------

Securities Available-for-Sale:
US Government Obligations              797          19          -         816
US Government Agency Obligations       665          18          -         683
Obligations of States and
  Political Subdivisions               524          13          -         537
Other Debt Securities                2,915           6          6       2,915
Mortgage-Backed Securities           2,928          28          -       2,956
Asset-Backed Securities              2,699          25          3       2,721
Emerging Markets                         2           -          -           2
Equity Securities                      938         135         52       1,021
                                   -------        ----        ---     -------
Total Securities
 Available-for-Sale                 11,468         244         61      11,651
                                   -------        ----        ---     -------
Total Securities                   $12,679        $244        $94     $12,829
                                   =======        ====        ===     =======

                                                       2000
                                 ---------------------------------------------
                                                 Gross Unrealized
In millions                      Amortized       ----------------        Fair
                                      Cost       Gains     Losses        Value
                                 ---------       -----     ------        -----
Securities Held-to-Maturity:
US Government Obligations           $   18        $  -       $  -      $   18
US Government Agency Obligations         4           -          -           4
Obligations of States and
  Political Subdivisions               237           1          -         238
Mortgage-Backed Securities             100           2          -         102
Emerging Markets                       311           -         37         274
Other Debt Securities                   82           2          1          83
                                    ------        ----       ----      ------
Total Securities Held-to-Maturity      752           5         38         719
                                    ------        ----       ----      ------

Securities Available-for-Sale:
US Government Obligations            1,459          15          6       1,468
US Government Agency Obligations     1,210          19          5       1,224
Obligations of States and
  Political Subdivisions               438          10          -         448
Other Debt Securities                1,540           2          2       1,540
Mortgage-Backed Securities             509           3          -         512
Asset-Backed Securities                326           1          -         327
Equity Securities                      790         370         30       1,130
                                    ------        ----       ----      ------
Total Securities Available-for-Sale  6,272         420         43       6,649
                                    ------        ----       ----      ------
Total Securities                    $7,024        $425       $ 81      $7,368
                                    ======        ====       ====      ======

     The amortized cost and fair values of securities at December 31, 2001, by contractual maturity, are as follows:

                                    Held-to-Maturity      Available-for-Sale
                                  ---------------------  ---------------------
                                  Amortized        Fair  Amortized        Fair
In millions                            Cost       Value       Cost       Value
                                  ---------      ------  ---------      ------

Due in One Year or Less              $   10      $    2    $ 2,614     $ 2,625
Due After One Year Through
  Five Years                              -           -      1,214       1,248
Due After Five Years Through
  Ten Years                               -           -        350         351
Due After Ten Years                     117          92        725         729
Mortgage-Backed Securities            1,084       1,084      2,928       2,956
Asset-Backed Securities                   -           -      2,699       2,721
Equity Securities                         -           -        938       1,021
                                     ------      ------    -------     -------
Total                                $1,211      $1,178    $11,468     $11,651
                                     ======      ======    =======     =======

     Realized gross gains on the sale of securities available-for-sale were $173 million and $130 million in 2001 and 2000. There were $4 million of realized gross losses in 2001 and $13 million of realized gross losses in 2000.

     At December 31, 2001, assets amounting to $14.3 billion were pledged primarily for potential borrowing at the Federal Reserve Discount Window. The significant components of pledged assets were as follows: $4.7 billion were securities, $9.1 billion were loans, and the remaining $0.5 billion were primarily trading assets. Included in these pledged assets were securities available-for-sale of $472 million which were pledged as collateral for actual borrowings. The lenders in these borrowings have the right to repledge or sell these securities. The Company obtains securities under resale, securities borrowed and custody agreements on terms which permit it to repledge or resell the securities to others. At December 31, 2001, the Company had pledged $79 million of such securities in connection with the Company's financing activities.

4.  Loans

The Company's loan distribution and industry concentrations of credit risk at December 31, 2001 and 2000 are incorporated by reference from "Loans" in the Management's Discussion and Analysis Section of this report. The Company's retail, community, and regional commercial banking operations in the New York metropolitan area create a significant geographic concentration.

     In the ordinary course of business, the Company and its banking subsidiaries have made loans at prevailing interest rates and terms to directors and executive officers of the Company and to certain entities to which these individuals are related. The aggregate dollar amount of these loans was $684 million, $881 million, and $432 million at December 31, 2001, 2000, and 1999. These loans are primarily with related entities under revolving lines of credit. During 2001, these loans averaged $702 million, and ranged from $570 million to $883 million. All loans were fully performing during this period.

Transactions in the allowance for credit losses are summarized as follows:

In millions                                         2001      2000      1999
-----------                                        ------    ------    ------
Balance, January 1                                  $616      $595      $636
  Charge-Offs                                       (388)     (100)     (154)
  Recoveries                                          13        16        17
                                                   -----     -----     -----
  Net Charge-Offs                                   (375)      (84)     (137)
  Provision                                          375       105       135
  Allocated to BNYFC Loans Sold                        -         -       (39)
                                                   -----     -----     -----
Balance, December 31                                $616      $616      $595
                                                    ====      ====      ====

     Nonaccrual and reduced rate loans outstanding at December 31, 2001, 2000, and 1999 were $220 million, $189 million, and $146 million. At December 31, 2001, commitments to borrowers whose loans were classified as nonaccrual or reduced rate were not material.

     The Company uses the discounted cash flow method as its primary method for valuing its impaired loans. The table below sets forth information about the Company's impaired loans at December 31,:

(Dollars in millions)                           2001         2000       1999
                                                ----         ----       ----

Impaired Loans with an Allowance                $147         $107        $65
Impaired Loans without an Allowance(1)            40           22         23
                                                ----         ----        ---
Total Impaired Loans                            $187         $129        $88
                                                ====         ====        ===

Allowance for Impaired Loans(2)                 $ 42         $ 25       $ 21
Average Balance of Impaired Loans
 during the Year                                 210          114        130
Interest Income Recognized on
 Impaired Loans during the Year                  2.5          1.9        0.2

(1) When the discounted cash flows, collateral value or market price equals or exceeds the carrying value of the loan, then the loan does not require an allowance under the accounting standard related to impaired loans.
(2) The allowance for impaired loans is included in the Company's allowance for credit losses.

     Interest income recognized on total nonaccrual and reduced rate loans exceeded reversals by $1 million in 2001, $2 million in 2000, and $1 million in 1999. Interest income would have been increased by $9 million, $9 million, and $8 million if loans on nonaccrual status at December 31, 2001, 2000, and 1999 had been performing for the entire year. At year-end, foreign loans on nonperforming status were $64 million in 2001, $48 million in 2000, and $63 million in 1999. Interest income received on foreign nonperforming loans equaled reversals in 2001, 2000, and 1999. If foreign loans on nonaccrual status at December 31, 2001, 2000, and 1999 had been performing for the entire year, interest income would not have been affected in 2001 and would have been increased by $1 million for 2000 and 1999.

     Other real estate was $2 million, $4 million, and $12 million at December 31, 2001, 2000, and 1999. Writedowns of and expenses related to other real estate included in noninterest expense were $2 million, $4 million, and $1 million in 2001, 2000, and 1999.

5.  Long-Term Debt

The following is a summary of the contractual maturity of long-term debt at December 31, 2001 and totals for 2000:

                                                  2001       2000
                 ---------------------------------------    ------
                            After
                            5 Years
                 Under      Through   After
In millions      5 Years(1) 10 Years  10 Years   Total       Total
-----------      -------    --------  --------  ------      ------
Subordinated Debt
  Fixed           $1,580      $590    $  915    $3,085      $3,005
  Variable           360         -        31       391          31
Preferred Trust
 Securities            -         -     1,500     1,500       1,500
                  ------      ----    ------    ------      ------
Total             $1,940      $590    $2,446    $4,976(2)   $4,536
                  ======      ====    ======    ======      ======

(1) The under five years category above includes $732 million of fixed rate debt with scheduled maturity of under one year.

(2) At December 31, 2001, subordinated debt aggregating $1,020 million is redeemable at the option of the Company as follows: $410 million in 2002; $435 million in 2003; and $175 million in 2004.

     Fixed rate subordinated debt at December 31, 2001 had interest rates ranging from 2.53% to 8.50%. Preferred Trust Securities at December 31, 2001 had fixed interest rates ranging from 6.88% to 7.97%. The weighted average interest rates on fixed rate subordinated debt at December 31, 2001 and 2000 were 7.07% and 7.34%. The weighted average interest rates on variable rate subordinated debt at December 31, 2001 and 2000 were 2.20% and 6.62%. The weighted average interest rate on Preferred Trust Securities at December 31, 2001 and 2000 was 7.56%. Exposure to interest rate movements is reduced by interest rate swap agreements. As a result of these agreements, the effective interest rates differ from those stated.

     Wholly owned subsidiaries of the Company ("the Trusts") have issued cumulative Company-Obligated Mandatory Redeemable Preferred Trust Securities of Subsidiary Trust Holding Solely Junior Subordinated Debentures ("Preferred Trust Securities"). The sole assets of each trust are junior subordinated deferrable interest debentures of the Company, whose maturities and interest rates match the Preferred Trust Securities. The Company's obligations under the agreements that relate to the Preferred Trust Securities, the Trusts and the debentures constitute a full and unconditional guarantee by the Company of the Trusts' obligations under the Preferred Trust Securities.

     The following table sets forth a summary of the Preferred Trust Securities issued by the Company as of December 31, 2001:

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

6.  Securitizations

The Company currently provides services to three qualified special purpose entities ("QSPE's") as of December 31, 2001. All of the Company's securitizations are QSPE's as defined in Statement of Financial Accounting Standards No. 140 which by design are passive investment vehicles. Total rate of return swaps entered into in connection with the securitization transactions are recorded in the trading account at fair value with the gain or loss included in net income.

     Since 2000, the Company sells and distributes securities for an asset backed commercial paper securitization program. The Company services the program and receives an annual fee of approximately 5 basis points. The Company provides liquidity and credit enhancement to the program through a total rate of return swap. Under the terms of the swap, the Company pays the funding cost of the program plus the expenses and receives the return on the assets. The $550 million of program assets at December 31, 2001 consist of 32% rated AAA, 55% rated AA2 and 13% rated A1+. The Company has not recognized any gain on the sale of assets to this program. The authorized size of the program is $5 billion. The purpose of the securitization is to hold highly rated low-risk medium-term customer obligations in a capital efficient manner.

     In 2000, the Company purchased BNY Hamilton Money Fund shares with a market value of $400 million. The Company then sold the right to receive the principal value of the shares in 2021 in a securitization transaction and retained the rights to receive on-going dividends from the shares. The Company did not recognize a gain on the sale. The purpose of this securitization is to achieve a favorable after-tax risk-adjusted investment return. The Company sponsors the BNY Hamilton Money Fund and receives an administrative fee for servicing the fund. The Company hedged a portion of the interest rate risk of the transaction by entering into a $200 million interest rate swap with a third party. The retained interest is recorded in available-for-sale securities in the consolidated balance sheet.

     The Company also sponsored a $53 million municipal bond securitization for which no gain was recognized. The Company provides liquidity and credit enhancement through a total rate of return swap. All of the bonds in the program are rated at least A2/VMIG1. The program's purpose is to achieve a favorable after-tax risk-adjusted investment return.

     The impact of these securitizations on the Company's fully diluted earnings per share is less than 1 cent. Furthermore, if these transactions were consolidated on the balance sheet, there would have been virtually no impact on the Company's liquidity, and the Tier 1 and Total Capital ratios at December 31, 2001 would have been 8.03% and 11.49%, respectively vs. 8.11% and 11.57% as reported.

     The Company plans to start another asset backed commercial paper program in 2002. The objective of this program is to provide the Company's customers with an alternative investment vehicle. Institutional deposit customers may buy commercial paper of this program rather than leaving funds on deposit with the Company. The program will then invest the customers' funds primarily in short-term investments. The Company expects to enhance the credit worthiness of the program by entering into a total rate of return swap with it. The authorized size of this securitization is expected to be $5 billion.

7.  Shareholders' Equity

The Company currently plans to buy back up to 11 million shares of its common stock in 2002. In 2001, the Company's shareholders authorized an increase in the Company's common stock from 1.6 billion common shares to 2.4 billion common shares. In addition to the Class A preferred stock, the Company has 5 million authorized shares of preferred stock having no par value, with no shares outstanding at either December 31, 2001 or 2000.

     The Company's preferred stock purchase rights plan (each share of stock has one right) provides that if any person or group becomes the beneficial owner of 20% or more of the Company's common stock (an "acquiring person"), then on and after the tenth day thereafter, each right would entitle the holder (other than the acquiring person) to purchase $200 in market value of the Company's common stock for $100. In addition, if there is a business combination between the Company and an acquiring person, or in certain other circumstances, each right (if not previously exercised) would entitle the holder (other than the acquiring person) to purchase $200 in market value of the common stock of the acquiring person for $100. The rights are redeemable by the Company at $0.05 per right until they are exercisable, and will expire in 2004.

     At December 31, 2001, the Company had reserved for issuance approximately 54 million common shares pursuant to the terms of employee benefit plans and 30 million common shares pursuant to the terms of securities buyback programs.

Basic and diluted earnings per share are calculated as follows:

In millions, except per share amounts                2001      2000     1999
-------------------------------------               ------    ------   ------

Net Income (1)                                      $1,343    $1,429   $1,739


 Basic Weighted Average Shares Outstanding             731       733      751

 Shares Issuable upon Conversion:
   Employee Stock Options                               10        12       14
                                                    ------    ------   ------
 Diluted Weighted Average Shares Outstanding           741       745      765
                                                    ======    ======   ======

Basic Earnings per Share                            $ 1.84    $ 1.95   $ 2.31

Diluted Earnings per Share                          $ 1.81    $ 1.92   $ 2.27

(1) Net Income, net income available to common shareholders and diluted net income are the same for all years presented.

8.  Income Taxes

Income taxes included in the consolidated statements of income consist of the following:

                                   2001                     2000                     1999
                 ----------------------   ----------------------   ----------------------
In millions      Current Deferred Total   Current Deferred Total   Current Deferred Total
                 ------- -------- -----   ------- -------- -----   ------- -------- -----
Federal            $ 12    $373    $385     $132    $397    $529     $422    $342  $  764
Foreign             169       -     169      129       -     129      101       -     101
State and Local      59     102     161       32     132     164      124     112     236
                   ----    ----    ----     ----    ----    ----     ----    ----  ------
Income Taxes       $240    $475    $715     $293    $529    $822     $647    $454  $1,101
                   ====    ====    ====     ====    ====    ====     ====    ====  ======

     The components of income before taxes are as follows:

In millions                                            2001     2000     1999
-----------                                          ------   ------   ------
Domestic                                             $1,838   $1,868   $2,579
Foreign                                                 220      383      261
                                                     ------   ------   ------
Income Before Taxes                                  $2,058   $2,251   $2,840
                                                     ======   ======   ======

     The Company's net deferred tax liability (included in accrued taxes) at December 31 consisted of the following:

In millions                                           2001     2000      1999
-----------                                         ------   ------    ------
Lease Financings                                    $2,958   $2,548    $2,108
Depreciation and Amortization                          292      257       239
Credit Losses on Loans                                (430)    (321)     (322)
Other Assets                                          (329)    (217)     (151)
Other Liabilities                                      769      467       278
                                                    ------   ------    ------
Net Deferred Tax Liability                          $3,260   $2,734    $2,152
                                                    ======   ======    ======
     The Company has not recorded a valuation allowance because it expects to realize all of its deferred tax assets.

     The statutory federal income tax rate is reconciled to the Company's effective income tax rate below:
                                                      2001     2000      1999
                                                     ------   ------    ------
Federal Rate                                          35.0%    35.0%     35.0%
Tax-Exempt Income                                     (2.0)    (1.6)     (1.0)
Foreign Operations                                    (0.8)    (0.3)     (0.1)
Leveraged Lease Portfolio                             (0.2)    (0.2)     (0.1)
State and Local Income Taxes,
  Net of Federal Income Tax Benefit                    4.9      4.6       5.2
Nondeductible Expenses                                 0.4      0.7       0.6
Other                                                 (2.6)    (1.7)     (0.9)
                                                     -----    -----     -----
Effective Rate                                        34.7%    36.5%     38.7%
                                                     =====    =====     =====

9.  Employee Benefit Plans

The Company has defined benefit and contribution retirement plans covering substantially all full-time and eligible part-time employees and also provides health care benefits for certain retired employees.

                                    Pension Benefits    Healthcare Benefits
                                   ------------------  ---------------------
Dollars in millions                 2001        2000       2001        2000
-------------------                 ----        ----       ----        ----
Change in Benefit Obligation
Obligation at Beginning of Period  $(467)      $(496)     $(112)      $(115)
Service Cost                         (19)        (25)        (1)         (1)
Interest Cost                        (35)        (36)        (9)         (9)
Employee Contributions                 -           -         (3)         (2)
Actuarial Gain(Loss)                 (74)         26         (9)          4
Benefits Paid                         33          34         14          11
Net Dispositions                       -          30          -           -
                                   -----       -----      -----       -----
Obligation at End of Period         (562)       (467)      (120)       (112)
                                   -----       -----      -----       -----
Change in Plan Assets
Fair Value at Beginning of Period  1,875       1,375         65          59
Actual Return on Plan Assets        (593)        558         (9)          6
Net Dispositions                       -         (31)         -           -
Employer Contributions                 4           7          -           -
Benefit Payments                     (33)        (34)         -           -
                                  ------       -----      -----       -----
Fair Value at End of Period        1,253       1,875         56          65
                                  ------       -----      -----       -----

Funded Status                        691       1,408        (64)        (47)
Unrecognized Net Transition
 (Asset) Obligation                   (3)         (7)        66          74
Unrecognized Prior Service Cost       (3)         (5)         -           -
Unrecognized Net Gain                 (4)       (821)         6         (19)
                                  ------       -----      -----       -----
Prepaid Benefit Cost              $  681       $ 575      $   8       $   8
                                  ======       =====      =====       =====

Weighted Average Assumptions
Discount Rate                       7.25%       8.25%      7.25%       8.00%
Expected Rate of Return on
  Plan Assets                       10.5        10.5        8.3         8.3
Rate of Compensation Increase        4.5         4.5

     The Company uses September 30 as the measurement date for plan assets and obligations.

                                     Pension Benefits     Healthcare Benefits
                                   -------------------    -------------------
Dollars in millions                2001    2000   1999    2001   2000    1999
-------------------                ----    ----   ----    ----   ----    ----
Net Periodic Cost (Income):
Service Cost                       $ 19    $ 25   $ 22    $  1   $  1    $  1
Interest Cost                        35      36     31       9      9       9
Expected Return on Asset           (140)   (117)   (96)     (6)    (5)     (5)
Other                               (12)     (6)    (1)      5      5       5
                                   ----    ----   ----    ----   ----    ----
Net Periodic Cost (Income)         $(98)   $(62)  $(44)   $  9   $ 10    $ 10
                                   ====    ====   ====    ====   ====    ====


     The assumed health care cost trend rate used in determining benefit expense for 2001 is 7.5% decreasing to 5.0% in 2005 and thereafter. An increase in this rate of one percentage point for each year would increase the benefit obligation by 9% and the sum of the service and interest costs by 9.5%. A decrease in this rate of one percentage point for each year would decrease the benefit obligation by 7.5% and the sum of the service and interest costs by 8%.

     The Company has an Employee Stock Ownership Plan ("ESOP") covering substantially all domestic full-time employees with more than one year of service. The ESOP may provide additional retirement benefits. Contributions are made equal to required principal and interest payments on borrowings by the ESOP. Contributions were approximately $1 million in 2001, $0.5 million in 2000 and 1999.

     The Company has defined contribution plans for which it recognized a cost of $96 million in 2001, $101 million in 2000 and $94 million in 1999.

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

     Under the first and more significant of these limitations, in 2002 the Bank could declare dividends of $483 million plus net profits earned in 2002.

     The Federal Reserve Board can prohibit a dividend if payment would constitute an unsafe or unsound banking practice. The Federal Reserve Board generally considers that a bank's dividends should not exceed earnings from continuing operations.

     The Company's capital ratios and discussion of related regulatory requirements are incorporated by reference from the "Capital Resources" section of Management's Discussion & Analysis.

     The Federal Reserve Act limits and requires collateral for extensions of credit by the Company's banks to the Company and certain of its non-bank affiliates. Also, there are restrictions on the amounts of investments by such banks in stock and other securities of the Company and such affiliates, and restrictions on the acceptance of their securities as collateral for loans by such banks. Extensions of credit by the banks to each of the Company and such affiliates are limited to 10% of such bank's regulatory capital, and in the aggregate for the Company and all such affiliates to 20%, and collateral must be between 100% and 130% of the amount of the credit, depending on the type of collateral.

     The subsidiary banks of the Company are required to maintain reserve balances with Federal Reserve Banks under the Federal Reserve Act and Regulation D. Required balances averaged $583 million and $401 million for the years 2001 and 2000.

The Company's condensed financial statements are as follows:

Balance Sheets

In millions                          December 31,            2001        2000
-------------------------------------------------         -------     -------
Assets
Cash and Due from Banks                                   $    16     $     1
Securities                                                      7         321
Loans                                                          20          12
Investment in and Advances to Subsidiaries
  and Associated Companies
    Banks                                                   9,333       8,552
    Other                                                   4,269       3,721
                                                          -------     -------
                                                           13,602      12,273
Other Assets                                                  215          69
                                                          -------     -------
Total Assets                                              $13,860     $12,676
                                                          =======     =======

Liabilities and Shareholders' Equity
Other Borrowed Funds                                      $   690     $   310
Due to Non-Bank Subsidiaries                                3,213       3,050
Due to Bank Subsidiaries                                       24          50
Other Liabilities                                             171         110
Long-Term Debt                                              3,445       3,004
                                                          -------     -------
  Total Liabilities                                         7,543       6,524
                                                          -------     -------
Shareholders' Equity*
  Preferred                                                     -           1
  Common                                                    6,317       6,151
                                                          -------     -------
Total Liabilities and Shareholders' Equity                $13,860     $12,676
                                                          =======     =======

*See Consolidated Statements of Changes in Shareholders' Equity.

Statements of Income

In millions
    For the years ended December 31,                   2001     2000     1999
-----------------------------------------------     -------   ------   ------
Operating Income
Dividends from Subsidiaries
  Banks                                              $1,102   $  852   $1,364
  Other                                                 368      101    1,322
Interest from Subsidiaries
  Banks                                                 126      116       99
  Other                                                  45       45       31
Other                                                   245        6       54
                                                     ------   ------   ------
Total                                                 1,886    1,120    2,870
                                                     ------   ------   ------
Operating Expenses
Interest (including $189 in 2001, $208 in
  2000, and $186 in 1999 to Subsidiaries)               364      428      379
Other                                                    17       31       19
                                                     ------   ------   ------
Total                                                   381      459      398
                                                     ------   ------   ------
Income Before Income Taxes and Equity in
  Undistributed Earnings of Subsidiaries              1,505      661    2,472

Income Tax Expense (Benefit)                             35      (96)     (98)
                                                     ------   ------   ------
Income Before Equity in Undistributed
  Earnings of Subsidiaries                            1,470      757    2,570
                                                     ------   ------   ------
Equity in Undistributed Earnings of Subsidiaries
  Banks                                                 (56)     480      187
  Other                                                 (71)     192   (1,018)
                                                     ------   ------   ------
Total                                                  (127)     672     (831)
                                                     ------   ------   ------
Net Income                                           $1,343   $1,429   $1,739
                                                     ======   ======   ======


Statements of Cash Flows

In millions      For the years ended December 31,      2001     2000     1999
--------------------------------------------------   ------   ------   ------
Operating Activities
Net Income                                           $1,343   $1,429   $1,739
Adjustments to Determine Net Cash Attributable to
  Operating Activities:
    Amortization                                         16       15       16
    Equity in Undistributed Earnings of Subsidiaries    127     (672)     831
    Securities Gains                                      8        8      (19)
    Change in Interest Receivable                         4        6      (21)
    Change in Interest Payable                           (3)      (1)       8
    Change in Taxes Payable                             108       74      (44)
    Other, Net                                         (154)       3       11
                                                     ------   ------   ------
Net Cash Provided by Operating Activities             1,449      862    2,521
                                                     ------   ------   ------
Investing Activities
Purchases of Securities                                 (11)    (418)     (18)
Sales of Securities                                       -       84        -
Maturities of Securities                                 10        2        4
Change in Loans                                          (8)      (3)     465
Acquisition of, Investment in, and Advances to
  Subsidiaries                                       (1,285)    (154)  (1,736)
                                                     ------   ------   ------
Net Cash Used by Investing Activities                (1,294)    (489)  (1,285)
                                                     ------   ------   ------
Financing Activities
Change in Other Borrowed Funds                          380     (141)    (364)
Proceeds from the Issuance of Long-Term Debt            560      265      731
Repayments of Long-Term Debt                           (165)     (53)     (20)
Change in Advances from Subsidiaries                    137      152      168
Issuance of Common Stock                                328      341      301
Treasury Stock Acquired                                (854)    (454)  (1,626)
Cash Dividends Paid                                    (526)    (483)    (437)
                                                     ------   ------   ------
Net Cash Used by Financing Activities                  (140)    (373)  (1,247)
                                                     ------   ------   ------
Change in Cash and Due from Banks                        15        -      (11)
Cash and Due from Banks at Beginning of Year              1        1       12
                                                     ------   ------   ------
Cash and Due from Banks at End of Year               $   16   $    1   $    1
                                                     ======   ======   ======

Supplemental Disclosure of Cash Flow Information
Cash Paid During the Year for:
  Interest                                           $  368   $  428   $  369
  Income Taxes                                          (59)     139      435


11.  Other Noninterest Income and Expense

Other noninterest income includes equity in earnings of unconsolidated subsidiaries of $37 million, $35 million, and $20 million in 2001, 2000, and 1999. In 2001, other noninterest income included a $175 million insurance recovery. In 1999, other noninterest income included a pre-tax gain of $1,020 million on the sale of BNYFC and a liquidity charge of $124 million on the accelerated disposition of certain loans.

     Other noninterest expense includes amortization of goodwill and intangibles of $112 million, $115 million, and $102 million in 2001, 2000, and 1999. Noninterest expense in 2001 included $168 million of expenses associated with the WTC disaster.

12.  Fair Value of Financial Instruments

The carrying amounts of the Company's financial instruments (i.e., monetary assets and liabilities) are determined under different accounting methods-see
Note 1. The following disclosure discusses these instruments on a uniform basis - fair value. However, active markets do not exist for a significant portion of these instruments, principally loans and commitments. As a result, fair value determinations require significant subjective judgments regarding future cash flows. Other judgments would result in different fair values. Among the assumptions used by the Company are discount rates ranging principally from 2% to 8% at December 31, 2001 and 5% to 10% at December 31, 2000. The fair value information supplements the basic financial statements and other traditional financial data presented throughout this report.

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

     The carrying amount and estimated fair value of the Company's financial instruments are as follows:

In millions     December 31,           2001                    2000
----------------------------    --------------------    --------------------
                                Carrying       Fair     Carrying       Fair
                                 Amount       Value      Amount       Value
                                --------     -------    --------     -------
Assets
Securities                       $13,402     $13,369     $ 7,940     $ 7,936
Trading Assets                     8,270       8,270      12,051      12,051
Loans and Commitments             30,114      30,338      31,126      31,305
Derivatives Used for ALM              67           -          34           5
Other Financial Assets            16,715      16,715      15,141      15,141
                                 -------     -------     -------     -------
  Total Financial Assets          68,568     $68,692      66,292     $66,438
                                             =======                 =======
Non-Financial Assets              12,457                  10,822
                                 -------                 -------
Total Assets                     $81,025                 $77,114
                                 =======                 =======
Liabilities
Noninterest-Bearing Deposits     $12,635     $12,635     $13,255     $13,255
Interest-Bearing Deposits         43,076      43,095      43,121      43,150
Borrowings                         4,209       4,209       2,916       2,916
Long-Term Debt                     4,976       5,106       4,536       4,477
Trading Liabilities                2,264       2,264       2,070       2,070
Derivatives Used for ALM               2         (34)          6         (24)
                                 -------     -------     -------     -------
  Total Financial Liabilities     67,162     $67,275      65,904     $65,844
                                             =======                 =======
Non-Financial Liabilities          7,546                   5,058
                                 -------                 -------
Total Liabilities                $74,708                 $70,962
                                 =======                 =======

     The table below summarizes the carrying amount of the financial instruments and the related notional amount and estimated fair value (unrealized gain/loss) of ALM interest rate swaps that were linked to these items:

                                             ALM Interest Rate Swaps
                                             -----------------------

                                         Carrying  Notional  Unrealized
In millions                                Amount    Amount  Gain (Loss)
-----------                              --------  --------  ----  ----

At December 31, 2001
--------------------
Loans                                     $  584    $  559    $ 1  $(18)
Securities Held-for-Sale                     460       459     18    (1)
Deposits                                      34        35      1     -
Long-Term Debt                             3,403     3,435     40    (7)

At December 31, 2000
--------------------
Loans                                     $  614    $  614    $ 3  $(12)
Securities Held-for-Sale                     200       200     14     -
Deposits                                     155       155      2    (2)
Borrowings                                   860       860     23     -
Long-Term Debt                             1,440     1,440     26   (25)

The following table illustrates the notional amount, remaining contracts outstanding, and weighted average rates for ALM interest rate contracts:

                                                     Remaining Contracts Outstanding
                                                             at December 31,
                                       Total     ----------------------------------------
Dollars in millions                 12/31/01     2002     2003    2004     2005     2006
-----------------------------------------------------------------------------------------
Receive Fixed Interest Rate Swaps:
  Notional Amount                     $3,270   $3,160   $2,610  $2,300   $2,300   $2,300
  Weighted Average Rate                 7.20%    7.28%    7.43%   7.29%    7.29%    7.29%
Pay Fixed Interest Rate Swaps:
  Notional Amount                     $1,218   $  944   $  707  $  615   $  559   $  501
  Weighted Average Rate                 5.10%    5.64%    6.30%   6.30%    6.29%    6.30%

Forward LIBOR Rate (1)                  1.88%    3.74%    5.73%   6.16%    6.37%    6.41%

(1) The forward LIBOR rate shown above reflects the implied forward yield curve for that index at December 31, 2001. However, actual repricings for ALM interest rate swaps are generally based on 3 month LIBOR.

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

     The Company uses forward foreign exchange contracts to protect the value of its investments in foreign subsidiaries. The after-tax effects are shown in the cumulative translation adjustment included in shareholders' equity. At December 31, 2001 and 2000, $814 million and $749 million in notional amount of foreign exchange contracts, with fair values of $(12) million and $(21) million, hedged corresponding amounts of foreign investments. These foreign exchange contracts had a maturity of less than 6 months at December 31, 2001.

     Deferred net gains or losses on ALM derivative financial instruments at December 31, 2001 and 2000 were $1 million credit and $2 million debit.

     Net interest income increased by $50 million in 2001, $6 million in 2000, and $5 million in 1999 as a result of ALM derivative financial instruments.

     A discussion of the credit, market, and liquidity risks inherent in financial instruments is presented under "Liquidity", "Market Risk Management", "Trading Activities and Risk Management", and "Asset/Liability Management" in the unaudited Management's Discussion and Analysis Section of this report and Note 13 to the Consolidated Financial Statements.

13.  Trading Activities

The following table shows the fair value of the Company's financial instruments that are held for trading purposes:

                                      2001                           2000
                          ----------------------------    ----------------------------
In millions                  Assets       Liabilities         Assets      Liabilities
                          -------------  -------------    -------------  -------------
Trading Account           12/31 Average  12/31 Average    12/31 Average  12/31 Average
---------------           ----- -------  ----- -------    ----- -------  ----- -------
Interest Rate Contracts:
  Futures and Forward
    Contracts            $   11  $    1 $    -  $    -  $    10 $     7 $    - $    -
  Swaps                   1,576   1,121    698     502      613   1,128    343    891
  Written Options             -       -    983     947        -       -    761    710
  Purchased Options         192     148      -       -       75      66      -      -

Foreign Exchange Contracts:
  Written Options             -       -     16      68        -       -    106     56
  Purchased Options          67     105      -       -      128     108      -      -
  Commitments to Purchase
    and Sell Foreign
    Exchange                532     642    531     648      869     875    835    849
Debt Securities           5,850   7,827      -      14   10,349   9,044     23     25
Credit Derivatives            8       8      3       3        7       4      2      -
Equity Derivatives           34     120     33     120        -       -      -      -
                         ------  ------ ------  ------  ------- ------- ------ ------
Total Trading Account    $8,270  $9,972 $2,264  $2,302  $12,051 $11,232 $2,070 $2,531
                         ======  ====== ======  ======  ======= ======= ====== ======

     Other noninterest income included the following income related to trading activities:

In millions                       2001             2000              1999
-----------                      -----            -----             -----
Foreign Exchange                  $206             $215              $137
Interest Rate Contracts             63               29                20
Debt and Other Securities           49               19                32
Credit Derivatives                   3                3                 -
Equity Derivatives                  17               (5)                -
                                 -----            -----             -----
                                  $338             $261              $189
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

     A summary of the notional amount of the Company's off-balance-sheet credit transactions, net of participations, at December 31, 2001 and 2000 follows:

Off-Balance-Sheet Credit Risks

In millions                                   2001             2000
-----------                                 -------          -------
Commercial Lending Commitments             $ 45,773         $ 47,688
Standby Letters of Credit                     8,459            7,743
Commercial Letters of Credit                    946            1,230
Securities Lending Indemnifications         107,134          106,560
Standby Bond Purchase Agreements              2,800                -

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

     Standby letters of credit principally support corporate obligations and include $0.3 billion and $0.4 billion that were collateralized with cash and securities at December 31, 2001 and 2000. At December 31, 2001, approximately $6.9 billion of the standbys will expire within one year, and the balance between one to five years. At December 31, 2001 and 2000, securities lending indemnifications were secured by collateral of $107.1 billion and $106.6 billion.

     At December 31, 2001, approximately $87 billion of interest rate contracts will mature within one year, $168 billion between one and five years, and the balance after five years. At December 31, 2001, approximately $68 billion of foreign exchange contracts will mature within one year and $3 billion between one and five years. There were no derivative financial instruments on nonperforming status at year-end 2001.

     Use of derivative financial instruments involves reliance on counterparties. Failure of a counterparty to honor its obligation under a derivative contract is a risk the Company assumes whenever it engages in a derivative contract.

     A summary of the notional amount and credit exposure of the Company's derivative financial instruments at December 31, 2001 and 2000 follows:

Derivative Financial Instruments
                                       Notional Amount      Credit Exposure
                                       ---------------      ---------------
In millions                               2001     2000       2001      2000
-----------                             ------  -------      -----    ------
Interest Rate Contracts:
Futures and Forward Contracts         $ 50,371 $ 36,614     $   14    $    1
Swaps                                  129,264  109,525      3,079     1,327
Written Options                         80,038   87,979          -         -
Purchased Options                       43,423   40,749        815       352

Foreign Exchange Contracts:
Swaps                                    1,487      235         24        18
Written Options                         10,164   14,172         15        40
Purchased Options                       13,626   16,545        261       189
Commitments to Purchase and Sell
  Foreign Exchange                      45,888   45,400        596     1,022

Credit Derivatives:
Swaps                                    1,636    1,643          8         7
                                                            ------    ------
                                                             4,812     2,956
Effect of Master Netting Agreements                         (2,788)   (1,567)
                                                            ------    ------
Total Credit Exposure                                       $2,024    $1,389
                                                            ======    ======

Operating Leases

     Net rent expense for premises and equipment was $165 million in 2001, $113 million in 2000, and $100 million in 1999.

     At December 31, 2001, the Company and its subsidiaries were obligated under various noncancelable lease agreements, some of which provide for additional rents based upon real estate taxes, insurance, and maintenance and for various renewal options. The minimum rental commitments under noncancelable operating leases for premises and equipment having a term of more than one year from December 31, 2001 are as follows:


(In millions)    Years ending December 31,         Core      WTC      Total
-----------------------------------------          ----      ---      -----
      2002                                         $ 90     $ 43       $133
      2003                                           80       37        117
      2004                                           65       36        101
      2005                                           60       32         92
      2006                                           55       33         88
      Thereafter                                    202      238        440
                                                   ----     ----       ----
      Total Minimum
       Lease Payments                              $552     $419       $971
                                                   ====     ====       ====

     In the aftermath of the WTC disaster, the Company leased temporary space for employees to use until their regular workplaces become available. In 2002, the Company anticipates all its facilities will return to use and temporary space will be sublet. The Company believes any loss on subleases will be covered by its insurance.

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

     The Company accounts for its Option Plans under Accounting Principles Board Opinion 25. As a result, compensation cost is not recorded. If compensation cost for these plans had been based on fair value, net income would have been reduced by $57 million in 2001, $37 million in 2000 and $31 million in 1999. Also, diluted earnings per share would have been reduced by 8 cents per share in 2001, 5 cents per share in 2000 and 4 cents per share in 1999.

     The assumptions used in the Black-Scholes Model for determining the impact of accounting for the Option Plans at fair value for 2001 are as follows: dividend yield of 3%; expected volatility of 28%; risk free interest rate of 4.83%; and expected option lives of 5 years.

     A summary of the status of the Company's Option Plans as of December 31, 2001, 2000, and 1999, and changes during the years ending on those dates is presented below:

                                     2001                     2000                       1999
                       ---------------------    ----------------------     ---------------------
                                    Weighted                  Weighted                  Weighted
                                     Average                   Average                   Average
                                    Exercise                  Exercise                  Exercise
Options	               Shares       Price        Shares       Price        Shares       Price
-------                ---------   ---------     ---------   ---------     ---------   ---------
Outstanding at
  Beginning of Year   33,493,020     $27.78     30,340,627     $22.04     28,195,178     $16.72
Granted                9,797,300      53.71      9,489,700      39.65      7,322,850      35.60
Exercised             (3,631,368)     19.07     (5,619,925)     15.62     (4,579,044)     10.12
Canceled                (357,519)     44.64       (717,382)     37.18       (598,357)     28.64
                      ----------                ----------                ----------
Outstanding at
  End of Year         39,301,433      34.90     33,493,020      27.78     30,340,627      22.04
                      ==========                ==========                ==========
Options Exercisable
  at Year-end         20,584,688      24.67     16,539,056      18.57     16,223,731      13.38
Weighted Average
  Fair Value of
  Options Granted
  During the Year         $12.40                    $10.93                     $8.18

The following table summarizes information about stock options outstanding at December 31, 2001:

                             Options Outstanding             Options Exercisable
                       ---------------------------------   ---------------------
                                      Weighted
                                       Average   Weighted                 Weighted
                          Number     Remaining    Average        Number    Average
   Range of          Outstanding   Contractual   Exercise   Exercisable   Exercise
Exercise Prices      at 12/31/01          Life      Price   at 12/31/01      Price
---------------      -----------   -----------   --------   -----------   --------
  $ 4 to  7            3,092,830     2.2 Years    $  6.84     3,092,830    $  6.84
   11 to 17            5,345,340     4.6            15.10     5,345,340      15.10
   20 to 25               34,048     5.4            21.92        34,048      21.92
   27 to 30            5,165,128     6.0            27.48     4,860,778      27.48
   31 to 42           15,847,087     7.6            37.75     7,132,647      37.25
   43 to 57            9,817,000     9.1            53.85       119,045      50.40
                     -----------                            -----------
    4 to 57           39,301,433     6.9            34.90    20,584,688      24.67
                     ===========                            ===========

Report of Independent Auditors

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF
THE BANK OF NEW YORK COMPANY, INC.
NEW YORK, NEW YORK

We have audited the accompanying consolidated balance sheets of The Bank of New York Company, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of The Bank of New York Company, Inc. and subsidiaries at December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

                                               /S/ Ernst & Young LLP


NEW YORK, NEW YORK
FEBRUARY 1, 2002

Global Vision with a Local Focus
---------------------------------

Headquartered at One Wall Street, in the heart of the U.S. financial center, The Bank of New York Company, Inc. has a strong presence throughout the global capital markets.

The Company has maintained a consistent strategy of focusing on high-growth, fee-based businesses that has transformed the Bank from a traditional commercial bank into the world's premier financial asset servicer. Today, we are a market-leader in many businesses that focus on servicing securities issuers and all forms of investors and intermediaries. Our well-diversified franchise has become an integral part of the infrastructure for the global capital markets, and the breadth of our products and services allows us to build client relationships through many different avenues in all markets and regions throughout the world.

This strategic transformation is evident in the increased earnings contribution from our fiduciary and securities servicing businesses. These high-growth, fee-based businesses now comprise 55% of total normalized earnings, up from 27% in 1995. Traditional banking activities, which comprised 73% of total earnings in 1995, now make up only 45% of normalized earnings. Our continued focus on fee-based businesses resulted in non-interest income growing to 66% of total normalized revenue in 2001, up from 64% the year before and 47% five years ago.

Our businesses are well positioned to continue to benefit from attractive long-term trends. Trends such as the growth of financial assets worldwide; increased cross-border investing; regulatory reporting requirements in multiple domiciles; and the growing reliance on technology to deliver information on a "real-time" basis, all play to the strength of The Bank of New York's servicing model.

Another growing trend that drives our business is that of outsourcing. In its most basic form, outsourcing is providing a suite of products that replace the back- or middle-office functions of the client, allowing the client to focus on its core competencies.

For The Bank of New York, securities servicing has become a growth business, a scale business and a global business.

A key to the success of our strategy is our commitment to maintaining our position as a technology leader in servicing major participants in the global financial markets. Our investment in technology, which increased from $308 million in 1997 to $588 million in 2001, provides a strong platform to meet client needs, improve productivity, integrate new businesses and develop new products. It also provides a competitive advantage in winning new business.

We also continue to make acquisitions and announced nine in 2001. These focused acquisitions, which add both new customers and new products, continue to be an important factor in our strategy as we expand our fee-based businesses. We have completed more than 70 acquisitions since 1994, most of these related to our securities servicing businesses. Acquisitions are used to enhance our product offering, expand our geographical reach, and consolidate scale businesses, such as corporate trust, clearing services and global custody.

New international growth opportunities are arising from global trends, which require our client base to respond in increasingly complex ways. We have adapted our proven business model to meet those requirements and have extended it to various international markets, particularly in Europe and Asia. This is evidenced by our increasing non-U.S. revenues from 14% in 1996 to 30% in 2001.

As clients' needs become increasingly global, our global relationship management team provides the key to expanding our business with corporate and institutional clients worldwide. Our relationship managers are the focal point for creating broad partnerships with our clients. They are responsible for coordinating with product specialists and executing the delivery of all of our products and services, from the sales process through continuing support. While the Bank's client base covers a range of industries, our global relationship managers are particularly focused on those clients that are major users of our securities servicing infrastructure, such as financial services firms.

We provide a complete range of banking and other financial services to a wide variety of corporate, institutional and retail customers, and major financial institutions, both public and private, throughout the world. Our products and services are organized into five major business lines: Securities Servicing and Global Payment Services, Private Client Services and Asset Management, Corporate Banking, Global Markets and Retail Banking.


SECURITIES SERVICING AND GLOBAL PAYMENT SERVICES

Securities Servicing and Global Payment Services is our largest and fastest growing business segment, contributing 61% of total fee revenues in 2001. Fee revenues from these businesses grew to $2.05 billion in 2001 compared to $1.91 billion in the prior year.

We are a market leader in many of the businesses in this segment, with specialized services and expertise required to help institutions worldwide mitigate risk, maximize performance, manage costs, and realize new opportunities.

Through the infrastructure we provide to the capital markets, we support broker/dealers and other market participants with essential services such as securities clearance, securities lending, collateral management and liquidity. We provide critical back-office functions for issuers of securities, including all types of fixed-income securities, equities, American depositary receipts and exchange-traded funds.

This is a scale business for us in terms of number of markets and clients served, combined with the breadth of products we offer. Our business is driven by growth in cross-border investing and asset managers' global expansion. To support our global business, we have a sub-custodian network located in more than 100 key markets.

We continue to commit our substantial intellectual, financial and technological resources to help global issuers and investors meet the pressures of a changing and challenging marketplace.

As our clients and businesses expand globally, the Bank is adapting its strategy to the growing international markets and is well prepared to service those market participants. We have developed a leading global custodian position and now service $3 trillion in assets for European clients with regional operations in London and Brussels and with support from our Singapore operations center. We have also developed a leading position as an offshore mutual fund servicer with locations in Dublin, the Channel Islands and Luxembourg, and offer an integrated package of solutions including fund administration, fund accounting and trustee services.

In the United Kingdom, the Bank is a leading provider of investor services, including trustee and depository, servicing more than 1,500 U.K. pension funds, or 20% of the assets belonging to that market. Our proprietary European transfer agency system services 25% of the U.K. retail administration marketplace. Throughout the U.K., we are a full-service local institution with global capabilities servicing both issuers and investors. We are also a leading European fund administrator delivering a pan-European service on a common technology platform through key service centers.


INVESTOR SERVICES

Through our Investor Services sector, we offer our clients integrated solutions for the full spectrum of global investing. Beginning with pre-trade analysis and portfolio modeling and carrying through to post-trade processing, we provide a single source for products and services that address all phases of the investment lifecycle. Leveraging our integrated browser-based client communication portal, INFORM, clients have access to a single gateway to our diverse products and services and their information resident on our systems.

Industry specialization allows us to approach relationships from a client perspective while offering consultative expertise and tailored solutions to mutual funds, fund managers, banks, insurance companies, plan sponsors, government agencies, broker/dealers, and central banks.

During 2001 we further solidified our position as the world's leading provider of investor services through the following:

- The establishment of a Belgian branch of The Bank of New York (Luxembourg) S.A. expands our global fund servicing capabilities to cater to the growing demand from mutual funds for depository and administration services within continental Europe.

- The opening of a fund accounting and administration office in Orlando, Florida, supports rapid business expansion.

- The expansion of our Irish joint venture - already the largest trustee of collective investment funds in Ireland - allows us to deliver integrated trustee, custody and fund administration to local Irish funds.

- Building on our position as a leading global provider of exchange-traded funds (ETF) services, we supported the launch of 13 Merrill Lynch-sponsored LDRS funds in Europe and were selected to provide administration services for the first ETF from a continental European fund manager.

These developments demonstrate our continuing expansion as well as our commitment to offer asset managers a single source for their entire fund servicing needs worldwide.

With the continued pressure on fund managers to control operating and capital expenses, combined with the post-September 11 focus on business recovery, discussions regarding outsourcing have increased. We are positioned favorably in the marketplace through our experience as a pioneer in the outsourcing arena and our ability to offer a T+1-compliant outsourcing infrastructure.

Our ability to help clients mitigate risk, maximize performance, and manage costs as well as provide quality service continues to distinguish us as a leading provider of services to investors worldwide.

ISSUER SERVICES

The Bank of New York is the world's premier provider of Issuer Services, offering the broadest array of products of any servicing company to financial institutions, corporations, and intermediaries around the world. We are widely recognized as the world's largest depositary and corporate trust provider, and our stock transfer services continue to leverage the most comprehensive technology available in the industry.

We expanded our market leadership position in Depositary Receipts during 2001 by winning 68% of all new sponsored depositary receipt appointments, adding 92 programs from 26 countries. Notable names included the New York Stock Exchange listings of Nomura, Kookmin and Lloyds TSB banks, Vivendi Environnement, Van der Moolen, as well as the government privatizations of Statoil and Aluminum Corporation of China. We also assumed the depositary receipt business from HSBC Bank USA.

We are the world leader in public sponsored depositary receipt programs, with a market share of 66%, representing 1,400 programs from 70 countries.

We launched our enhanced depositary receipt web site, www.adrbny.com. This web site provides global issuers and advisors, as well as professional and retail investors, with a comprehensive, up-to-date source of depositary receipt market data. By combining proprietary depositary receipt data with publicly available market information, The Bank of New York has created a complete and useful set of analytics for users around the globe.

Additionally, we launched our interactive depositary receipt event database, DR Calendar of Events, which provides information about web casts, conference calls and schedules, earnings release dates, and dividend and stock split information for non-U.S. companies with depositary receipt programs.

We remain the world market leader for innovative, high-quality Corporate Trust services. The Bank was ranked as the number one trustee in the U.S., administering a portfolio of more than 80,000 trust and agency appointments, representing more than $1 trillion in outstanding securities for over 30,000 clients worldwide. We are a recognized leader in trust services for several debt products, including mortgage- and asset-backed securities, corporate and municipal debt, derivative securities and international debt offerings.

We launched an enhanced web site, www.bnyinvestorreporting.com. This corporate trust site provides clients with access to detailed information on structured finance products including asset-backed securities, residential and commercial mortgage-backed securities, and collateralized debt obligations.

We announced three corporate trust acquisitions in 2001. Most notable was the corporate trust business of U.S. Trust Corporation, which brought us 5,000 bond trust and agency appointments representing more than $330 billion in outstanding debt securities. This acquisition added significant market share in several specialty products and services, including the structured finance and municipal finance markets in New York State.

As one of the world's largest Stock Transfer agents, we provide a full range of technology-enhanced services such as record keeping, dividend payment and reinvestment, proxy tabulation and exchange-agent services to more than 15 million shareholders representing approximately 550 issuers.

The Bank of New York also has one of the most sophisticated imaging platforms in the industry. This technology provides straight-through processing applications that reduce the need for manual intervention and results in higher quality services because it minimizes the possibility for error.

As a bank-owned transfer agent, The Bank of New York experiences the tremendous synergies that exist between the stock transfer department and the larger banking institution. Relationship managers within the transfer agency are able to draw from the services of other Bank resources to provide all-encompassing solutions.

BROKERAGE AND CLEARING SERVICES
--------------------------------

In 2001 we continued to enhance our leadership as a global agency brokerage and clearing organization by bringing together BNY ESI & CO., INC., BNY CLEARING SERVICES, LLC, and B-TRADE SERVICES, LLC. The group is focused on providing a broadly-diversified suite of value-added services and differentiated technologies that expand the Bank's offerings to institutions, broker/dealers and corporations.

While last year's market conditions were challenging, BNY ESI had another year of increased growth fueled by cross selling to Bank clients as well as the introduction of two services that combined trade execution strategies with other Bank services: BNY Global Transition Management and ADR Direct.

BNY Global Transition Management provides pension plan administrators and sponsors with a comprehensive service to expedite the large-scale transition or transfer of assets between asset classes and investment managers. Global Transition Management offers a single point of coordination, guaranteeing a seamless transition for the client from pre-trade analysis and setting the trading strategies through trade execution, clearing and post-transition reporting.

ADR Direct, a trading platform for ADRs, enables institutional investors to access additional liquidity - on an agency basis - by purchasing shares in local trading markets and converting them into ADRs. ADR Direct also provides all foreign exchange, clearance and settlement services.

We also established a new platform focused on commission management and third-party services through the acquisition of Westminster Research Associates, which provides services to institutional investors along with an innovative trading strategy. Westminster Research gives investment managers the ability to execute trades through a network of top-tier institutional trading desks, while consolidating all of the administrative, servicing and reporting functions of their soft-dollar business.

BNY Clearing Services deepened its market penetration and product capabilities through the integration of Schroder & Co.'s correspondent clearing business; the acquisition of the correspondent clearing business of Weiss, Peck & Greer, LLC, which further expanded our client base to include alternative investment companies; and the commencement of service in London for U.K. and continental European brokers, through BNY Clearing International.

BNY Clearing Services introduced an enhanced version of its non-discretionary, fee-based brokerage account called Individual Strategies. This allows retail clients of BNY Clearing's broker/dealer correspondents to trade commission-free and gives the correspondent the ability to execute its clients' investment strategies without incurring ticket charges. Also introduced were enhanced annuity processing capabilities that allow correspondent firms to streamline the initial purchase and ongoing maintenance processes of annuities.

B-Trade Services provides trade execution and clearing services for Bloomberg Tradebook, LLC, one of the premier alternative trading system platforms for the institutional investment community, through a strategic alliance with Bloomberg, LP.

In 2001 we also enhanced our Global Liquidity Services through the launch of www.moneyfundsdirect.com. This web site was designed to help institutional investors manage their liquidity and short-term investing with increased efficiency. Investors have direct access to money market funds from over 15 well-known, non-proprietary fund families. Investors can conveniently research information on various funds, buy and sell securities, and download reports and account statements. www.moneyfundsdirect.com makes managing short-term investments a centralized, easy-to-use, electronic process.


GLOBAL PAYMENT SERVICES
-----------------------

Global Payment Services provides payment and deposit services, including funds transfer and Internet-based cash management, and trade services to facilitate global trade. As a market leader, we offer solutions that optimize cash flow, integrate systems and increase investment returns to financial institutions and corporations.

The Bank's CA$H-Register Plus(registered trademark), an innovative, cash management delivery system, offers a broad range of services on a browser-based platform to more than 12,000 users. It allows customers to conduct a growing range of transactions, including wire transfers, ACH payments and collections, letters of credit, information reporting and the retrieval of check images.

The Bank is among the top three providers of Funds Transfer services in the U.S. We process more than 135,000 transactions daily with an aggregate value in excess of $900 billion. This activity is related to global trade, securities and foreign exchange transactions.

We deliver Trade Services that facilitate global trade, including letters of credit, documentary collections, reimbursements and automated inquiry and reporting as well as outsourcing trade services. Our customers include major import and export corporations and banks that deliver trade services around the world.

In 2001 we added new trade outsourcing clients, including two major banks in Asia. Through our offices in Hong Kong, we provided trade letter of credit issuance to a major government bank in Southeast Asia under their private label. Through The Bank of New York's Asian network, we also provided final letter of credit document examination to improve workflow for a major correspondent bank. These arrangements allow our clients to focus on their core competencies while enabling them to generate new revenues and improve their operating efficiency. Outsourcing our services enables us to leverage our advanced Internet technology, our imaging capabilities, our regional presence in Asia and our expertise in global trade processing.

The Bank offers Deposit and Disbursement Services designed to optimize cash flow to corporate and institutional customers. These services, which range from traditional checks to image-based controlled disbursements, include private labeling of the capabilities to U.S. banks through the Internet and are designed to enable our clients to manage cash by accelerating receipts, optimizing payments and reducing fraud. Installation of new image technology is enabling a future generation of services that will meet new Federal Reserve Bank and industry guidelines that are based on conversion of paper checks to electronic data and images.


BNY ASSET MANAGEMENT AND PRIVATE CLIENT SERVICES

BNY Asset Management and Private Client Services provide a comprehensive range of wealth management capabilities designed to meet the current and emerging needs of wealthy individuals, families, and institutions worldwide.

Against the backdrop of a challenging investment year due to economic uncertainties, falling interest rates, and the onset of recession, we remained committed to our long-term core growth strategy for equities. We continued to grow our business through acquisitions, strengthened investment capabilities, enhanced product and service offerings, and expanded new business development.

Private client services and asset management fees were $309 million for 2001, with growth primarily attributed to alternative investment and short-term money market product lines.

BNY Asset Management, the investment management arm of The Bank of New York, offers customized portfolio management designed to meet our clients' specific investment goals. Our investment philosophy emphasizes meeting clients' objectives while minimizing risk. We grew assets under management to $67 billion and continued to be one of the leading specialty asset managers in the United States.

The acquisition of Ivy Asset Management in October 2000 positioned us well in 2001 to meet the strong demand from investors for alternative investment opportunities. Since becoming a Bank of New York subsidiary, Ivy Asset has increased its assets under management by $2.4 billion to more than $4.9 billion, as of December 31, 2001. This growth makes Ivy one of the larger hedge fund-of-funds managers in the global marketplace. This growth in assets under management was fueled by demand both in the U.S. and abroad from institutions and wealthy individuals seeking alternative investments as a strategy to diversify portfolios in a volatile economic climate.

The addition of Ivy Asset Management products to our comprehensive investment alternatives has enabled us to grow our earnings, strengthen our investment capabilities, and attract new investors. Ivy provides sub-advisory services and creates products to meet investor demand. As a provider of sub-advisory services to institutions and pension funds, we now offer, through Ivy Asset Management, back-office technology, due diligence services, and manager selection to institutional investors around the world.

Furthering our commitment to new product innovation, we launched BNY Partners Fund II, raising $40 million in assets. This fund expanded our alternative investment products offered in the U.S. and abroad. In addition, we launched in late 2000, the BNY Multi-Manager Hedge Fund, which ended the year with approximately $103 million in capital and 170 partners.

The Bank was also appointed as the investment advisor for HSBC Funds, comprising seven portfolios, including equity, bond and money market funds.

The Bank acquired Greenwich Advisors, a privately-held investment advisory firm, based in Greenwich, Connecticut. In addition, we signed a definitive agreement to acquire the Core International ADR and Domestic Equity Index institutional investment management businesses of Axe-Houghton Associates, Inc., a registered investment adviser. This acquisition will provide a new dimension in international investing and complements the Bank's industry-leading position in the ADR issuance marketplace.

These focused acquisitions reinforce the Bank's strategic commitment to provide a wide range of investment services to institutions and individuals worldwide.

Private Client Services provides wealth management and objective advisory services for wealthy individuals and families, corporate executives, entrepreneurs, and business owners. We customize our services to meet each client's short- and long-range financial objectives within the context of their time horizon, tax situation, risk tolerance and liquidity requirements.

During the past year, we added Family Wealth Management Services to our offerings to serve families with assets greater than $50 million. In addition to our multi-disciplined team approach and state-of-the-art master custody capabilities, we also deliver an independent, objective and highly professional investment consulting service for clients utilizing multiple money managers. This includes advice on appropriate asset allocation, manager search and selection, performance analytics and ongoing monitoring of the managers.

Our Private Client Special Industries group provides specialized services to meet the unique needs of clients within the real estate, non-profit, and media industries as well as private equity sponsor firms.

Following the World Trade Center disaster, The Bank of New York was selected to manage the United Way's September 11th Fund. This fund is being managed on a pro-bono basis.


CORPORATE BANKING

Corporate Banking coordinates all banking and credit-related services to our clients. We are strategically focused on those clients and industries that are major users of our securities and global payment services. Our global relationship managers lead the Company's effort to cross-sell fee-based products by leveraging existing relationships into new business opportunities.

We are focused on maintaining strong asset quality and balancing the risks and profitability of every client relationship. Risk measurement and return on capital models are used extensively to help mitigate credit risk and ensure overall client profitability. The result is a continued migration of the credit portfolio towards investment grade clients who use multiple Bank products.

Our Corporate Banking capabilities are organized along the following lines:

Financial Companies Services specializes in providing company-specific securities services solutions to mutual funds companies, insurance companies, banks, investment managers, government agencies and broker/dealers. The financial company market comprises our largest and fastest growing segment. We have relationships with virtually all of the 100 top asset managers worldwide.

Special Industries Banking focuses on the unique requirements in key industry sectors such as media and telecommunications, public utilities and energy, automotive, healthcare, retailing, and real estate. In 2001 the Bank formed a new specialty-banking group focused on endowments, foundations, and other major non--profit sector clients emphasizing our commitment to that important market.

U.S. Commercial Banking targets major corporations throughout the United States, including leading manufacturers, distribution companies and service organizations. This provides a diverse client base for cross-selling the Bank's broad range of products and services.

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

International Banking relationship managers focus on the securities servicing, global payment and trade finance needs of our clients through our international branches and representative offices worldwide. These relationships are also served through our network of more than 2,300 correspondent banks globally. The result is a unique combination of global reach and local expertise that delivers maximum benefit to our clients. By locating many of our offices in the world's most active financial centers, we provide quick access to the movement of capital worldwide as well as the reach, resources, and technology needed to compete effectively in the global marketplace.

BNY Capital Funding LLC, one of the largest bank-owned Leasing companies in the United States, develops innovative structuring to meet the tax-oriented equipment financing needs of domestic and international customers. BNY Capital Funding has a broadly diversified portfolio with arrangements in 17 countries. BNY Capital Resources Corporation provides financing for corporate and regional commercial banking clients.

BNY Capital Markets, Inc., a subsidiary, provides our clients with a broad range of capital markets and investment banking services including the structuring and underwriting of syndicated financings, the underwriting and distribution of corporate bonds and investment grade tax-exempt securities, and the private placement of debt, mezzanine and equity securities. The group also provides advisory services involving mergers and acquisitions, valuations and fairness opinions.


GLOBAL MARKETS

Global Markets encompasses our foreign exchange and interest-rate risk management businesses, including our global trading and sales activities. We are a premier foreign exchange provider, trading in more than 100 currency markets with 24-hour trading capability throughout the world. Our execution, risk management and Internet capabilities in foreign exchange (FX) and interest rate and currency derivatives are used by U.S. government agencies, corporate, financial institution and global investment manager clients. Foreign exchange and other trading fee revenues reached a record $338 million in 2001.

Our service offerings reach beyond Foreign Exchange trade execution to concentrate on relationship development. Our professionals develop a precise understanding of each client's business and work to tailor strategies that provide value to the Bank's core clients.

We expanded our offering of online FX trading services by launching iFX Express(servicemark), a streamlined version of iFX Manager(servicemark), the Bank's industry-leading Internet-based FX trade order management and execution system for institutional clients. iFX Express is geared toward the needs of corporate and broker/dealer clients. The Bank also launched iFX B2B(servicemark), which permits companies that offer transactional services to its customers to link to the Bank for real-time FX quotation and payment services. iFX Manager was also enhanced throughout the year, with new post-trade messaging services added to the system's capabilities to aid clients in achieving a higher degree of straight-through processing.

During 2001 client traffic via iFX Manager more than doubled over 2000, demonstrating the increased interest in online trading from the Bank's clients.

The Bank is also a premier provider of Interest Rate and Currency Derivatives, including cross currency swaps and options. The Bank's derivatives business is client-driven, and complemented by sophisticated risk modeling, analysis and management systems. An enhanced global markets web site introduced in 2001 assisted our clients with risk management strategies and financial market updates. A dynamic interest rate environment, broader product capabilities and expanded customer relationships contributed to tripling our 2001 derivatives revenue from the prior year.

Revenue increased from a sophisticated array of risk management products distributed to more geographically diverse clients. We expanded relationships with corporations, financial institutions, governments and supranational agencies across Europe and Asia. As a result of the world economic slowdown, interest rates fell globally. Lower rates increased investor use of yield enhancement products, while borrowers took advantage of lower rates to refinance debt. Both trends stimulated demand for interest rate derivatives.

Our Strategy and Research professionals publish in-depth fundamental and technical analyses of FX and interest-rate markets on the Bank's web site: www.bankofny.com. Our interactive Portfolio Flow Monitor (iPFM) provides real-time illustrations of cross-border capital flows. These flows are categorized by investment classes, then mapped against published market data such as FX rates, equity-market indices, and fixed-income government benchmark issues. In today's volatile financial markets, our clients increasingly turn to our decision-support tools and services to help them manage risk. We continue to invest in FX research capabilities to meet our clients' expanding needs for research and technology solutions.

BNY Overlay Associates is the Bank's specialist currency overlay manager, providing investment advisory services to institutional investors and major corporations. Using proprietary techniques, we manage clients' existing currency exposures with the twin objectives of managing risk and increasing overall portfolio returns.

RETAIL BANKING

Our network of 345 branches, including 15 dedicated Business and Professional Financial Centers, establishes us as a leader in the suburban metropolitan New York market. We offer a combination of traditional banking and non-traditional fee-based services including leasing, investment products, insurance plans, and group banking services to nearly three-quarters of a million individuals and businesses.

Retail Banking performed well in 2001 as a result of our continued strategic commitment to building long-term client relationships, diversifying and expanding our product and service offerings, and growing our fee-based businesses. Our growth in non-traditional fees of 23% was led by strong investment sales, debit card volumes and increases in our mutual fund sweep product, CheckInvest(registered trademark).

We continue to expand our presence in the local business community. Our ability to service this segment with a wide range of innovative products was enhanced with the creation of a small business sales force. In March we opened a new Business and Professional Financial Center in Brooklyn Heights, New York, that offers customized financial and investment services to help business owners and professionals manage their business and long-range personal finances.

BNY Investment Center, Inc. delivers investment products and advisory services to both personal and business customers. An effective product mix in a difficult rate environment, led by strong variable and fixed annuity sales, resulted in an increase in revenue of 25%.

Our mutual fund sweep products, CheckInvest(registered trademark) Select for personal customers, and our traditional business CheckInvest (registered trademark), demonstrated continued strong growth in 2001, with fee revenue up 36%, led by growth in CheckInvest(registered trademark) Select mutual fund balances, increasing from $100 million to more than $300 million.

The Direct 24(servicemark) Debit Card and Debit BusinessCard provide individualsand businesses with convenient access to their checking accounts and allow them to make purchases worldwide.

Our newly introduced BNY Online(servicemark), an Internet banking and bill paying service for businesses and individuals, had in excess of 41,000 users enrolled by year-end.

Small business loan balances were up 20%, and consumer loans, led by our secured EQUITYLINK(registered trademark) product were up 10%. 2001 was a highly successful year for asset growth, with strong demand in a low interest rate environment.

With $14 billion in core deposits, retail banking continues to provide a stable, low-cost funding source that supports lending activities throughout the Bank.